As filed with the Securities and Exchange Commission on January 4, 2016
                                  Securities Act Registration No. 333-__________
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM S-6

            FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF THE

         SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                 ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

                                  (Registrant)

             (Former Registrant, Charter National Variable Account)

                        ALLSTATE LIFE INSURANCE COMPANY

                                  (Depositor)

          (Former Depositor, Charter National Life Insurance Company)

                               3075 Sanders Road

                           Northbrook, Illinois 60062

              (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number: (847) 402-5000

                                Jan Fischer-Wade

                        Allstate Life Insurance Company

                            2940 S. 84th Street, 1B3

                            Lincoln, Nebraska 68506

                    (Name and Address of Agent for Service)

                                    Copy to:

                                Stephen E. Roth

                        Sutherland Asbill & Brennan, LLP

                        700 Sixth Street, NW, Suite 700

                           Washington, DC 20001-3960

                 Approximate Date of Proposed Public Offering:
   As soon as practicable after effectiveness of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                     Title of securities being registered:

Units of interest in a separate account under individual flexible premium variable life insurance policies.

                                   LIFEinVEST
                                   Issued by
                        ALLSTATE LIFE INSURANCE COMPANY
          (former depositor, Charter National Life Insurance Company)

                 Allstate Life Variable Life Separate Account A
                 (formerly, Charter National Variable Account)

                        Supplement Dated January 4, 2016
                                     to the
                 Prospectus dated May 1, 1990, as Supplemented


              Home Office: 3075 Sanders Road, Northbrook, IL 60062
                            Customer Service Center:
                   P.O. Box 660191, Dallas, Texas 75266-0191
                 2940 S. 84th Street, Lincoln, Nebraska 68506
                                 1-800-242-4402


This supplement amends the prospectus for the LIFEinVEST variable life insurance policy ("Policy"), formerly issued by Charter National Life Insurance Company ("Charter National"), to provide information about the merger ("Merger") of Charter National with and into Allstate Life Insurance Company ("ALIC," "Company," "we," "us," "our"). All capitalized terms in this prospectus supplement shall have the meanings given to those same terms in your Policy prospectus.

Charter stopped issuing new Policies, effective May 1, 1990. Following the Merger, ALIC will not be issuing new Policies.

Effective on or about January 1, 2016, Charter National merged with and into its affiliate, ALIC. Before the Merger, Charter National was the issuer of the Policy. Upon consummation of the Merger, Charter National's corporate existence ceased by operation of law, and ALIC assumed legal ownership of all of the assets of Charter National. Accordingly, as a result of the Merger, ALIC became responsible for all liabilities and obligations of Charter National, including those created under the Policy, and the Policy has become a variable life insurance policy funded by a separate account of ALIC. Thus, references to Charter National as issuer of the Policy and depositor of the separate account funding the Policy in the May 1, 1990 prospectus, as supplemented, should be replaced by references to ALIC.

In addition, upon effectiveness of the Merger, the separate account that funded the Policy-Charter National Variable Account-merged with Allstate Life Variable Life Separate Account A. Therefore, the assets of Charter National Variable
Account became assets of Allstate Life Variable Life Separate Account A, the surviving separate account. Each of the subaccounts of Charter National Variable Account was transferred to and became a part of Allstate Life Variable Life

Separate Account A, but such subaccounts have not been combined or consolidated with any of the previously existing subaccounts of Allstate Life Variable Life Separate Account A.

The Merger did not affect the terms of, or the rights and obligations under, your Policy, other than to change the insurance company that is obligated to provide your Policy benefits from Charter National to ALIC. The Merger also did not result in any adverse tax consequences for any Policyowners, and Policyowners will not be charged additional fees or expenses as a result of the Merger. You will receive a Policy endorsement from ALIC that reflects the change from Charter National to ALIC. Until we amend all forms that we use that are related to the Policy, we may still reflect Charter National in correspondence and disclosure to you.

The  following  variable  investment  options  are  available  under the Policy:

SUBACCOUNT                                   PORTFOLIO                                   ADVISOR
Deutsche Variable Series I
Deutsche Bond VIP                         Deutsche Bond VIP-Class A                    Deutsche Investment Management Americas Inc.
Deutsche Capital Growth VIP               Deutsche Capital Growth VIP-Class A          Deutsche Investment Management Americas Inc.
Deutsche CROCI(Reg. TM) International     Deutsche CROCI(Reg. TM) International        Deutsche Investment Management Americas Inc.
VIP                                       VIP-Class A

Deutsche Variable Series II
Deutsche Global Income Builder VIP        Deutsche Global Income Builder VIP-Class A   Deutsche Investment Management Americas Inc.
Deutsche Money Market VIP                 Deutsche Money Market VIP-Class A            Deutsche Investment Management Americas Inc.

The following replaces the disclosure under the subheading "CHARGES--Fund Fees and Expenses" in the "SUMMARY" section of the prospectus:

The Variable Account purchases shares of the investment options ("portfolios") available under the Policy at net asset value. The net asset value of each portfolio reflects expenses already deducted from the assets of that portfolio, including investment management fees and other expenses associated with the daily operation of the portfolio, and any Rule 12b-1 fees to cover distribution and/or certain service expenses. A portfolio also may impose a redemption charge on subaccount assets that are redeemed from the portfolio.

The next table shows the lowest and highest total operating expenses (before any fee waivers and expense reimbursements) charged by the portfolios during the fiscal year ended December 31, 2014. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio's fees and expenses is contained in the prospectus for each portfolio.

Total Annual Portfolio Operating Expenses                                        Lowest          Highest
(total of all expenses that are deducted from portfolio assets, including management fees, any distribution and/or service (12b-1) fees, and other
expenses, as a percentage of average portfolio assets)                              0.49%          1.04%

The following replaces the heading "CHARTER AND THE VARIABLE ACCOUNT" and the information under the subheadings "Charter National Life Insurance Company" and "The Variable Account" in the prospectus.


                      ALLSTATE LIFE INSURANCE COMPANY AND
                              THE VARIABLE ACCOUNT

ALLSTATE LIFE INSURANCE COMPANY
Allstate Life Insurance Company ("ALIC," "we," "us," "our") is the issuer of the Policy. ALIC was organized in 1957 as a stock life insurance company under the laws of the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the State of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.

ALIC is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the State of New York. Our home office is located at 3075 Sanders Road, Northbrook, Illinois, 60062.

Before January 1, 2016, Charter National Life Insurance Company ("Charter National") issued the Policy. Effective on or about January 1, 2016, Charter National merged with and into its affiliate, ALIC. Upon consummation of the merger, Charter National's corporate existence ceased by operation of law and ALIC became responsible for all liabilities and obligations of Charter National, including those created under the Policy.


THE VARIABLE ACCOUNT
The Policy was initially supported by a segregated asset account ("Charter National Variable Account") that was established by Charter National under the laws of the State of Missouri on January 31, 1986. Since December 21, 1999, in conjunction with the re-domestication of Charter National to the State of Illinois, the Charter National Variable Account was governed by the laws of the State of Illinois. On or about January 1, 2016, in connection with the merger of Charter National with and into ALIC, the Charter National Variable Account merged into Allstate Life Variable Life Separate Account A ("Variable Account"), and the divisions ("subaccounts") of the Charter National Variable Account were acquired intact by ALIC. The Policy thereby became a variable life insurance policy funded by the Variable Account.

ALIC established the Variable Account as a separate investment account on January 2, 2003, pursuant to the insurance laws of Illinois. We hold the assets of the Variable Account and keep those assets physically segregated and held separate and apart from the general account of ALIC. We maintain records of all purchases and redemptions of shares of the portfolio.

The Variable Account is organized as a unit investment trust and is registered as such with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940 ("1940 Act"). The Variable Account meets the definition of "separate account" under federal securities law. Under Illinois law, we hold the assets of the Variable Account that are attributable to a Policy exclusively for the benefit of Policyowners and persons entitled to payments under a Policy. Income, gains and losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, gains, losses or any investment experience of ALIC's other assets. To the extent that these assets are attributable to the value of a Policy offered by this prospectus, these assets may not be used to pay any liabilities of ALIC other than those arising from a Policy. ALIC is obligated to pay all amounts promised to Policyowners under the Policy.


The following updates the information under the subheading "Transfers" in the "THE POLICY" section of the prospectus:

Market Timing and Excessive Trading. The Policy is intended for long-term investment. Market timing and excessive trading can potentially dilute the value of subaccounts and can disrupt management of a portfolio and raise its expenses, which can impair portfolio performance and adversely affect your Policy value. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Policy if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Policy.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying portfolio, we will impose the trading limitations as described below under "Trading Limitations." Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in subaccounts, because our procedures involve the exercise of reasonable judgment, we may not identify or prevent some market timing or excessive trading. Moreover, imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it is detected. As a result, some investors may be able to engage in market timing and excessive trading, while others are prohibited, and the portfolio may experience the adverse effects of market timing and excessive trading described above.

Trading Limitations. We reserve the right to limit transfers among the investment alternatives in any Policy year, to require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery, or to refuse any transfer request, if:
     o we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Policyowners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the accumulation unit value of any subaccount or on the share price of the corresponding portfolio or otherwise would be to the disadvantage of other Policyowners; or
     o we are informed by one or more of the portfolios that they intend to restrict the purchase of Portfolio shares, or we are instructed by one or more Portfolios not to allow a purchase of Portfolio shares, because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:
     o the total dollar amount being transferred, both in the aggregate and in the transfer request;
     o the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a subaccount in a short period of time can constitute market timing);
     o whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain subaccount underlying portfolios that we have identified as being susceptible to market timing activities (e.g., International, High Yield, and Small Cap subaccounts);
     o whether the manager of the underlying portfolio has indicated that the transfers interfere with portfolio management or otherwise adversely impact the portfolio; and
     o the investment objectives and/or size of the subaccount underlying portfolio.

We seek to apply these trading limitations uniformly. However, because these determinations involve the exercise of discretion, it is possible that we may not detect some market timing or excessive trading activity. As a result, it is possible that some investors may be able to engage in market timing or excessive trading activity, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

If we determine that a Policyowner has engaged in market timing or excessive trading activity, we will require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery. If we determine that a Policyowner continues to engage in a pattern of market timing or excessive trading activity, we will restrict that Policyowner from making future additions or transfers into the impacted subaccount(s) or will restrict that Policyowner from making future additions or transfers into the class of subaccount(s) if the subaccount(s) involved are vulnerable to arbitrage market timing trading activity (e.g., International, High Yield, and Small Cap Variable subaccounts).

In our sole discretion, we may revise our trading limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.


The following is added as the final paragraphs under the subheading "General" under the heading "Postponement of Payments" in the "GENERAL PROVISIONS" section of the prospectus:

In addition, if, pursuant to SEC rules, the Deutsche Money Market VIP Portfolio suspends payment of redemption proceeds in connection with a liquidation of such portfolio, then we will delay payment of any transfer, full surrender, or death benefit from the Deutsche Money Market VIP Subaccount until the portfolio is liquidated.

If mandated under applicable law, we may be required to reject a premium payment and/or block a Policyowner's account and thereby refuse to pay any request for transfers, full surrenders, or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to government regulators.


The following replaces the information under the subheading "Records and Reports" in the GENERAL PROVISIONS" section of the prospectus:

ALIC will maintain all records relating to the Variable Account. ALIC or its designee will send you, at your last known address of record, an annual report listing the death benefit, the Accumulated Value and the Cash Value under the Policy, and indicating additional premium payments, charges, and Policy loans made during the Policy Year. You will be sent the Fund's annual and semiannual reports.


The following replaces the information under the subheading "Written Notices and Requests" in the "GENERAL PROVISIONS" section of the prospectus:

Any written notice or written request required to be sent to ALIC should be sent to our Customer Service Center at P.O. Box 660191, Dallas, Texas 75266-0191. Any notice or request must be in the form provided by ALIC and contain such information as ALIC requires to process such notice or request, including the Policy number and the Policyowner's full name and signature. Any notice sent by ALIC to a Policyowner will be sent to the address shown in the application unless a written notice of an address change has been filed with ALIC.

All Policyowner inquiries should be addressed to ALIC at our Customer Service Center or made by calling 1-800-242-4402, and should include the Policy number and the Policyowner's full name.

The following replaces the "FEDERAL TAX MATTERS" section of the prospectus.

                              FEDERAL TAX MATTERS
Introduction. The following discussion is general and is not intended as tax advice. ALIC makes no guarantee regarding the tax treatment of any Policy or transaction involving a Policy. Federal, state, local and other tax consequences of ownership or purchase of a life insurance policy depend upon your circumstances. Our general discussion of the tax treatment of this Policy is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this Policy cannot be made in the Prospectus. For detailed information, you should consult with a qualified tax adviser familiar with your situation. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax adviser.

Taxation of the Company and the Variable Account. ALIC is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended ("Tax Code"). The Variable Account is not an entity separate from ALIC and its operations form a part of ALIC. Therefore, the Variable Account is not taxed separately as a "Regulated Investment Company" under Subchapter M of the Tax Code. Investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under current federal tax law, ALIC believes that the Variable Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Policies. Generally, reserves are amounts that ALIC is legally required to accumulate and maintain in order to meet future obligations under the Policies. ALIC does not anticipate that it will incur any federal income tax liability attributable to the Variable Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Variable Account, then we may impose a charge against the Variable Account in order to make provisions for any such taxes.

Taxation of Policy Benefits. In order to qualify as a life insurance policy for federal income tax purposes, the policy must meet the definition of a life insurance policy set forth in Section 7702 of the Tax Code. Section 7702 limits the amount of premiums that may be invested in a policy that qualifies as life insurance. The Policy is structured to meet the Section 7702 definition of a life insurance policy. This means that the Death Benefit is generally excluded from the Beneficiary's gross income under Section 101(a) of the Tax Code and you are generally not taxed on increases in the Policy Value until a distribution occurs.

If the Death Benefit is not received in a lump sum and is, instead, applied under any settlement option made available under the Policy, payments generally will be prorated between amounts attributable to the Death Benefit, which will generally be excludable from the Beneficiary's income, and amounts attributable to earnings on that income (occurring after the Insured's death), which will be includable in the Beneficiary's income.

If a Policy fails to qualify as life insurance under Section 7702, the Policy will not provide any of the tax advantages normally provided by life insurance. ALIC intends to amend the Policies to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service.

If you surrender the Policy, you are subject to income tax on the portion of the distribution that exceeds the investment in the contract. The investment in the contract is the gross Premium paid for the Policy minus any amounts previously received from the Policy if such amounts were properly excluded from your gross income. If your Policy is not a Modified Endowment Contract, policy loans are not treated as taxable distributions. Interest paid on a Policy loan is generally not deductible. You are generally taxed on partial withdrawals to the extent the amount distributed exceeds the investment in the contract. In certain situations, partial withdrawals or reduction in benefits during the first fifteen years of the Policy may result in a taxable distribution before the investment in the contract is recovered even if the policy is not a Modified Endowment Contract. Withdrawals and loans from Modified Endowment Contracts are subject to less favorable tax treatment. Loans, if not repaid, and withdrawals reduce the contract's death benefit and cash value. For an additional discussion of Modified Endowment Contracts, please see "Federal Taxes - Modified Endowment Contracts" below.

If you are Owner and Insured under the Policy, the Death Benefit will be included in your gross estate for federal estate tax purposes. Even if the Insured is not the Owner but retains incidents of ownership in the Policy, the Death Benefit will also be included in the Insured's gross estate. Examples of incidents of ownership include the right to:
     o     change beneficiaries,
     o     assign the Policy,
     o     revoke an assignment,
     o     pledge the Policy, or
     o     obtain a Policy loan.

If you are Owner and Insured under the Policy, and you transfer all incidents of ownership in the Policy, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance taxes may also apply. In addition, certain transfers of the Policy or Death Benefit, either during life or at death, to individuals two or more generations below the transferor may be subject to the federal generation skipping transfer tax. This rule also applies if the transfer is to a trust for the benefit of individuals two or more generations below the transferor. Regulations issued under the Tax Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the Internal Revenue Service ("IRS").

Modified Endowment Contracts. A life insurance policy is treated as a "Modified Endowment Contract" under Section 7702A of the Tax Code if it meets the definition of life insurance in Section 7702, but fails the "seven-pay" test of
Section 7702A. The seven-pay test limits the amount of premiums that can be paid into the contract before the Policy will become a Modified Endowment Contract. We will not accept any Premiums that cause the Policy to become a Modified Endowment Contract unless we receive from you a written acknowledgment that the Policy will become a Modified Endowment Contract. An exchange under Section 1035 of the Tax Code of a life insurance policy that is not a Modified Endowment Contract will not cause the new policy to be a Modified Endowment Contract if no additional premiums are paid. An exchange under Section 1035 of the Tax Code of a life insurance policy that is a Modified Endowment Contract for a new life insurance policy will always cause the new policy to be a Modified Endowment Contract.

If your Policy is not issued as a Modified Endowment Contract, it can become a Modified Endowment Contract under certain circumstances. If your Policy is materially changed at any time, your policy must be tested to determine whether it has become a Modified Endowment Contract. A material change includes certain increases in the policy's death benefit and the addition or increase of certain riders. Your Policy will be treated as though it were a new contract on the day the material change takes effect, a new seven-pay limit will be calculated, and a new seven-pay period will begin. Additionally, if the benefits provided by your Policy are reduced during the first 7 years of the policy or during a "seven-pay period", the seven-pay test will be applied as though the policy were initially issued with the reduced benefits. If the cumulative premiums paid into the Policy prior to the reduction in benefits are in excess of the seven-pay limit for the reduced benefit, then your policy will become a Modified Endowment Contract.

If a contract is classified as a Modified Endowment Contract, the Death Benefit will still qualify for the exclusion from gross income, and increases in Policy value are not subject to current taxation unless withdrawn or otherwise accessed. If you receive any amount as a Policy loan (including unpaid interest that is added to the loan balance) from a Modified Endowment Contract, or assign or pledge any part of the value of the Policy, such amount is treated as a distribution. Withdrawals and distributions made from a Modified Endowment Contract before the Insured's death are treated as taxable income first, then as recovery of the investment in the contract. The taxable portion of any distribution from a Modified Endowment Contract is subject to an additional 10% penalty tax, except as follows:
     o distributions made on or after the date on which the taxpayer attains age 59 1/2;
     o distributions attributable to the taxpayer's becoming disabled (within the meaning of Section 72(m)(7) of the Tax Code); or
     o any distribution that is part of a series of substantially equal periodic payments (paid not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

All Modified Endowment Contracts that are issued within any calendar year to the same owner by one company or its affiliates shall be treated as one Modified Endowment Contract in determining the taxable portion of any distributions from any of the contracts required to be aggregated.

Section 7702A of the Tax Code applies to contracts issued after June 21, 1988. A Policy issued after June 21, 1988, that is not a Modified Endowment Contract can still become a Modified Endowment Contract if the Policy is materially changed at any time. A material change includes certain increases in the contract's death benefit and the addition or increase of certain riders. You should consult a tax adviser before initiating any Policy change.

Income Tax Withholding. Generally, ALIC is required to withhold federal income tax at a rate of 10% from taxable distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Tax Code Section 1441 provides that ALIC, as a withholding agent, must withhold 30% of the taxable amounts paid to a non-resident alien not subject to the Foreign Accounts Tax Compliance Act ("FATCA"). Certain payees may be subject to FATCA, which would require 30% mandatory withholding for certain entities. Please see your personal tax advisor for additional information regarding FATCA. A non-resident alien is someone other than a U.S.

citizen or resident alien. We require an original IRS Form W-8 to certify the owners' foreign status. Withholding on taxable distributions may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for taxable life insurance distributions.

Diversification Requirements. For a Policy to qualify as a variable life insurance policy for federal tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Policy will not be treated as a variable life insurance policy for federal income tax purposes. As a result, you will be taxed on the excess of the Policy Value over the investment in the contract. Although ALIC does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

Ownership Treatment. The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Variable Account investments may cause a policy owner to be treated as the owner of the Variable Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct Subaccount investments without being treated as owners of the underlying assets of the Variable Account.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate investment account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to such separate investment account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of a Policyowner to allocate premiums and cash values, have not been explicitly addressed in published rulings. While ALIC believes that the Policy does not give Policyowners investment control over Variable Account assets, ALIC may modify the Policies as necessary to prevent a Policyowner from being treated as the owner of the Variable Account assets supporting the Policy.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each Policyowner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Under certain circumstances, the Tax Code may impose a generation-skipping transfer ("GST") tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Tax Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

For 2015, the federal estate tax, gift tax, and GST tax exemptions and maximum rates are $5,430,000 and 40%, respectively.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare  Tax  on  Investment  Income. Beginning in 2013, the newly enacted 3.8%
Medicare tax on investment income applies to individuals whose income exceeds certain threshold amounts. You should consult a tax advisor about the impact of this new tax on distributions from the Policy.

Changes in Tax Laws Since Your Policy Was Issued. Since your Policy was issued, there have been a number of changes in tax laws relating to life insurance contracts. In some cases, Policies issued before these changes were enacted have been grandfathered, so that the tax law changes do not apply to such Policies. (See the discussion under "Modified Endowment Contracts" above.) However, certain changes to grandfathered Policies can result in loss of grandfathering. You should consult a tax adviser before initiating any Policy change.

The following replaces the "EXECUTIVE OFFICERS AND DIRECTORS OF CHARTER" section of the prospectus:

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                        ALLSTATE LIFE INSURANCE COMPANY

NAME                                    POSITION(S) WITH THE COMPANY

Don Civgin                              Director, Executive Vice President Annuities
James D. DeVries                        Director
Angela K. Fontana                       Director, Vice President, General Counsel and Secretary
Mary Jane Fortin                        Director, President
Judith P. Greffin                       Director, Executive Vice President and Chief Investment Officer
Mario Imbarrato                         Director, Vice President and Chief Financial Officer
Wilford J. Kavanaugh                    Director, Senior Vice President
Katherine A. Mabe                       Director
Harry R. Miller                         Director, Senior Vice President and Chief Risk Officer
Samuel H. Pilch                         Director, Senior Group Vice President and Controller
Steven E. Shebik                        Director
Steven P. Sorenson                      Director
Thomas J. Wilson                        Director, Chairman of the Board
Matthew E. Winter                       Director and Chief Executive Officer
D. Scott Harper                         Senior Vice President and Assistant Treasurer
Marilyn V. Hirsch                       Senior Vice President
Jesse E. Merten                         Senior Vice President and Treasurer
P. Kelly Noll                           Senior Vice President and Chief Privacy Officer
P. John Rugel                           Senior Vice President
Randal DeCoursey                        Vice President
Atif J. Ijaz                            Vice President
Steven M. Miller                        Vice President
Stephanie D. Neely                      Vice President and Assistant Treasurer
Tracy M. Kirchoff                       Chief Compliance Officer
Lori A. Cruz                            Assistant Secretary
Daniel G. Gordon                        Assistant Secretary
Jay A. Kallas                           Assistant Secretary
Elizabeth J. Lapham                     Assistant Secretary
Mary Jo Quinn                           Assistant Secretary
Elliot A. Stultz                        Assistant Secretary
Lisette S. Willemsen                    Assistant Secretary
Theresa M. Resnick                      Appointed Actuary
Frank R. Fiarito                        Authorized Representative
Thomas H. Helsdingen                    Authorized Representative
Raymond P. Thomas                       Authorized Representative
Merlin L. Miller                        Illustration Actuary

The following replaces the information under the heading "LEGAL MATTERS" in the prospectus:

Angela K. Fontana, Vice President, General Counsel and Secretary of Allstate Life Insurance Company, has provided legal advice on certain matters in connection with the issuance of the Policy.

The following replaces the information under the heading "LEGAL PROCEEDINGS" in the prospectus:

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on the ability of Allstate Distributors, LLC to perform any principal underwriting duties with respect to the Policy, or on our ability to meet our obligations under the Policy.

The following new sections are added after the "LEGAL PROCEEDINGS" section of the prospectus:

                               UNCLAIMED PROPERTY
Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on Policyowners, Beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Policyowners are urged to keep their own, as well as their Beneficiaries' and other payees' information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and social security numbers. Such updates should be communicated in writing to Allstate Life Insurance Company, P.O. Box 660191, Dallas, Texas 75266-0191; by calling us between the hours of 8:00 a.m. and 6:00 p.m. Eastern Time, Monday- Friday at 1-800-242-4402.

                                 CYBER SECURITY
Our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners. Consequently, our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third party service providers may adversely affect us and the value of your accumulation units. For instance, cyber attacks may: interfere with our processing of Policy transactions, including the processing of orders from our website or with the underlying funds; affect our ability to calculate accumulation unit values; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your accumulation units to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your accumulation units that result from cyber-attacks or information security breaches in the future.


The following replaces the "EXPERTS" section of the prospectus:

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The financial statements of the Charter National Variable Account at December 31, 2014, and for the periods disclosed in the financial statements and the related financial statement schedules of Allstate Life Insurance Company as of December 31, 2014, and December 31, 2013, and for each of the three years ended December 31, 2014, included herein, have been audited by Deloitte & Touche LLP, 111 S. Wacker Drive, Chicago, Illinois 60606, an independent registered public accounting firm, as stated in their reports appearing herein. Such financial statements and financial statement schedules are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


The following replaces the information under the heading "FINANCIAL STATEMENTS" in the prospectus:

Before the merger of Charter National Life Insurance Company with and into ALIC on or about January 1, 2016 ("Merger"), Charter National Variable Account funded the Policy. In connection with the Merger, Charter National Variable Account merged into Allstate Life Variable Life Separate Account A.

Audited financial statements (U.S. GAAP basis) of ALIC and audited financial statements (U.S. GAAP basis) of the Charter National Variable Account and Allstate Life Variable Life Separate Account A are included herein. Interim period financial statements (unaudited) for ALIC, Charter National Variable Account, and Allstate Life Variable Life Separate Account A are also included. In addition, a pro forma narrative explaining the effects of the merger of Charter National Variable Account with Allstate Life Variable Life Separate Account A for the period ended September 30, 2015 is included.

The values of a Policyowner's interest in the Charter National Variable Account (and its successor, Allstate Life Variable Life Separate Account A) will be affected solely by the investment results of the selected subaccounts. The ALIC financial statements included in this Prospectus should be considered as bearing only on ALIC's ability to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Charter National Variable Account and its successor, Allstate Life Variable Life Separate Account A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Allstate Life Insurance Company
Northbrook, Illinois 60062

We have audited the accompanying Consolidated Statements of Financial Position of Allstate Life Insurance Company and subsidiaries (the "Company"), an affiliate of The Allstate Corporation, as of December 31, 2014 and 2013, and the related Consolidated Statements of Operations and Comprehensive Income, Shareholder's Equity, and Cash Flows for each of the three years in the period ended December 31, 2014. Our audits also included the consolidated financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Allstate Life Insurance Company and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 4, 2015

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                                              Year Ended December 31,
($ in millions)                                                                               ----------------------
                                                                                               2014    2013    2012
                                                                                              ------  ------  ------
Revenues
   Premiums (net of reinsurance ceded of $216, $367 and $402)                                 $  589  $  613  $  593
   Contract charges (net of reinsurance ceded of $176, $251 and $252)                            847   1,054   1,029
   Net investment income                                                                       2,081   2,485   2,597
   Realized capital gains and losses:
       Total other-than-temporary impairment ("OTTI") losses                                     (54)    (49)    (60)
       OTTI losses reclassified to (from) other comprehensive income                              (1)     (3)     (8)
                                                                                              ------  ------  ------
          Net OTTI losses recognized in earnings                                                 (55)    (52)    (68)
       Sales and other realized capital gains and losses                                         198     128      52
                                                                                              ------  ------  ------
          Total realized capital gains and losses                                                143      76     (16)
                                                                                              ------  ------  ------
                                                                                               3,660   4,228   4,203
                                                                                              ------  ------  ------
Costs and expenses
   Contract benefits (net of reinsurance ceded of $329, $331 and $644)                         1,452   1,606   1,521
   Interest credited to contractholder funds (net of reinsurance ceded of $27, $27 and $28)      891   1,251   1,289
   Amortization of deferred policy acquisition costs                                             162     240     324
   Operating costs and expenses                                                                  310     434     437
   Restructuring and related charges                                                               2       6      --
   Interest expense                                                                               16      23      45
                                                                                              ------  ------  ------
                                                                                               2,833   3,560   3,616
                                                                                              ------  ------  ------
(Loss) gain on disposition of operations                                                         (68)   (687)     18
                                                                                              ------  ------  ------
Income (loss) from operations before income tax expense                                          759     (19)    605

Income tax expense                                                                               233      19     179
                                                                                              ------  ------  ------
Net income (loss)                                                                                526     (38)    426
                                                                                              ------  ------  ------
Other comprehensive income (loss), after-tax
   Change in unrealized net capital gains and losses                                             455    (707)    821
   Change in unrealized foreign currency translation adjustments                                  (4)      2      --
                                                                                              ------  ------  ------
       Other comprehensive income (loss), after-tax                                              451    (705)    821
                                                                                              ------  ------  ------
Comprehensive income (loss)                                                                   $  977  $ (743) $1,247
                                                                                              ======  ======  ======

                See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARES
                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                                                   December 31,
($ in millions, except par value data)                                                           ----------------
                                                                                                   2014     2013
                                                                                                 -------  -------
Assets
Investments
   Fixed income securities, at fair value (amortized cost $25,822 and $27,427)                   $28,117  $28,756
   Mortgage loans                                                                                  3,686    4,173
   Equity securities, at fair value (cost $927 and $565)                                             970      650
   Limited partnership interests                                                                   2,024    2,064
   Short-term, at fair value (amortized cost $857 and $590)                                          857      590
   Policy loans                                                                                      616      623
   Other                                                                                           1,196    1,088
                                                                                                 -------  -------
          Total investments                                                                       37,466   37,944
Cash                                                                                                 146       93
Deferred policy acquisition costs                                                                  1,271    1,331
Reinsurance recoverables                                                                           2,586    2,754
Accrued investment income                                                                            333      358
Other assets                                                                                         537      256
Separate Accounts                                                                                  4,396    5,039
Assets held for sale                                                                                  --   15,593
                                                                                                 -------  -------
          Total assets                                                                           $46,735  $63,368
                                                                                                 =======  =======
Liabilities
Contractholder funds                                                                             $21,816  $23,604
Reserve for life-contingent contract benefits                                                     11,566   11,589
Unearned premiums                                                                                      6        6
Payable to affiliates, net                                                                            96      100
Other liabilities and accrued expenses                                                               826      838
Deferred income taxes                                                                              1,407      941
Notes due to related parties                                                                         275      282
Separate Accounts                                                                                  4,396    5,039
Liabilities held for sale                                                                             --   14,899
                                                                                                 -------  -------
          Total liabilities                                                                       40,388   57,298
                                                                                                 -------  -------
Commitments and Contingent Liabilities (Notes 8 and 12)
Shareholder's Equity

Redeemable preferred stock - series A, $100 par value, 1,500,000 shares authorized, none issued       --       --

Redeemable preferred stock - series B, $100 par value, 1,500,000 shares authorized, none issued       --       --

Common stock, $227 par value, 23,800 shares authorized and outstanding                                 5        5
Additional capital paid-in                                                                         1,990    2,690
Retained income                                                                                    2,973    2,447
Accumulated other comprehensive income:
   Unrealized net capital gains and losses:
       Unrealized net capital gains and losses on fixed income securities with OTTI                   47       31
       Other unrealized net capital gains and losses                                               1,468      997
       Unrealized adjustment to DAC, DSI and insurance reserves                                     (133)    (101)
                                                                                                 -------  -------
          Total unrealized net capital gains and losses                                            1,382      927
       Unrealized foreign currency translation adjustments                                            (3)       1
                                                                                                 -------  -------
          Total accumulated other comprehensive income                                             1,379      928
                                                                                                 -------  -------
          Total shareholder's equity                                                               6,347    6,070
                                                                                                 -------  -------
          Total liabilities and shareholder's equity                                             $46,735  $63,368
                                                                                                 =======  =======

                See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARES
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                               Year Ended December 31,
($ in millions)                                                ----------------------
                                                                2014    2013    2012
                                                               ------  ------  ------
Common stock                                                   $    5  $    5  $    5
                                                               ------  ------  ------
Additional capital paid-in
Balance, beginning of year                                      2,690   3,190   3,190
Return of capital                                                (700)   (500)     --
                                                               ------  ------  ------
Balance, end of year                                            1,990   2,690   3,190
                                                               ------  ------  ------
Retained income
Balance, beginning of year                                      2,447   2,485   2,060
Net income (loss)                                                 526     (38)    426
Loss on reinsurance agreement with an affiliate                    --      --      (1)
                                                               ------  ------  ------
Balance, end of year                                            2,973   2,447   2,485
                                                               ------  ------  ------
Accumulated other comprehensive income
Balance, beginning of year                                        928   1,633     812
Change in unrealized net capital gains and losses                 455    (707)    821
Change in unrealized foreign currency translation adjustments      (4)      2      --
                                                               ------  ------  ------
Balance, end of year                                            1,379     928   1,633
                                                               ------  ------  ------
Total shareholder's equity                                     $6,347  $6,070  $7,313
                                                               ======  ======  ======

                See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Year Ended December 31,
($ in millions)                                                                           -------------------------
                                                                                            2014     2013     2012
                                                                                          -------  -------  -------
Cash flows from operating activities
Net income (loss)                                                                         $   526  $   (38) $   426
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Amortization and other non-cash items                                                      (86)     (73)     (25)
   Realized capital gains and losses                                                         (143)     (76)      16
   Loss (gain) on disposition of operations                                                    68      687      (18)
   Interest credited to contractholder funds                                                  891    1,251    1,289
   Changes in:
       Policy benefits and other insurance reserves                                          (553)    (634)    (656)
       Unearned premiums                                                                       (1)      (2)      (3)
       Deferred policy acquisition costs                                                       (1)     (14)      62
       Reinsurance recoverables, net                                                          (25)     (54)    (157)
       Income taxes                                                                           121       33      248
       Other operating assets and liabilities                                                (134)     (65)     (35)
                                                                                          -------  -------  -------
          Net cash provided by operating activities                                           663    1,015    1,147
                                                                                          -------  -------  -------
Cash flows from investing activities
Proceeds from sales
   Fixed income securities                                                                  3,353    4,046    6,674
   Equity securities                                                                        1,383      265       22
   Limited partnership interests                                                              521      387      201
   Mortgage loans                                                                              10       24       15
   Other investments                                                                           35       38      111
Investment collections
   Fixed income securities                                                                  1,909    4,168    3,077
   Mortgage loans                                                                           1,027      926    1,022
   Other investments                                                                           46       88       84
Investment purchases
   Fixed income securities                                                                 (3,232)  (4,348)  (7,458)
   Equity securities                                                                       (1,612)    (453)    (201)
   Limited partnership interests                                                             (711)    (597)    (507)
   Mortgage loans                                                                            (468)    (522)    (449)
   Other investments                                                                         (306)     (81)    (159)
Change in short-term investments, net                                                          79     (108)      16
Change in policy loans and other investments, net                                              60       76       56
Disposition of operations                                                                     345       --       13
                                                                                          -------  -------  -------
          Net cash provided by investing activities                                         2,439    3,909    2,517
                                                                                          -------  -------  -------
Cash flows from financing activities
Contractholder fund deposits                                                                1,065    2,062    2,061
Contractholder fund withdrawals                                                            (3,407)  (6,520)  (5,490)
Return of capital                                                                            (700)    (500)      --
Repayment of notes due to related parties                                                      (7)    (214)    (204)
                                                                                          -------  -------  -------
          Net cash used in financing activities                                            (3,049)  (5,172)  (3,633)
                                                                                          -------  -------  -------
Net increase (decrease) in cash                                                                53     (248)      31
Cash at beginning of year                                                                      93      341      310
                                                                                          -------  -------  -------
Cash at end of year                                                                       $   146  $    93  $   341
                                                                                          =======  =======  =======

                See notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Basis of presentation

   The accompanying consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned subsidiaries (collectively referred to as the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), which is wholly owned by Allstate Insurance Holdings, LLC, a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

   To conform to the current year presentation, certain amounts in the prior year notes to consolidated financial statements have been reclassified.

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations

   The Company sells traditional, interest-sensitive and variable life insurance products. The Company distributes its products through Allstate exclusive agencies and exclusive financial specialists. The Company also sells voluntary accident and health insurance through workplace enrolling independent agents in New York. The Company previously offered and continues to have in force fixed annuities such as deferred and immediate annuities, and institutional products consisting of funding agreements sold to unaffiliated trusts that use them to back medium-term notes. The following table summarizes premiums and contract charges by product.

                                                       2014   2013   2012
     ($ in millions)                                  ------ ------ ------
     Premiums
     Traditional life insurance                       $  492 $  471 $  449
     Immediate annuities with life contingencies           4     37     45
     Accident and health insurance                        93    105     99
                                                      ------ ------ ------
        Total premiums                                   589    613    593

     Contract charges
     Interest-sensitive life insurance                   828  1,036  1,011
     Fixed annuities                                      19     18     18
                                                      ------ ------ ------
        Total contract charges                           847  1,054  1,029
                                                      ------ ------ ------
            Total premiums and contract charges       $1,436 $1,667 $1,622
                                                      ====== ====== ======

   The Company, through several subsidiaries, is authorized to sell life insurance and retirement products in all 50 states, the District of Columbia and Puerto Rico. For 2014, the top geographic locations for statutory premiums and annuity considerations were California, Texas, New York, Florida and Illinois. No other jurisdiction accounted for more than 5% of statutory premiums and annuity considerations.

   The Company has exposure to market risk as a result of its investment portfolio. Market risk is the risk that the Company will incur realized and unrealized net capital losses due to adverse changes in interest rates, credit spreads, equity prices or currency exchange rates. The Company's primary market risk exposures are to changes in interest rates, credit spreads and equity prices. Interest rate risk is the risk that the Company will incur a loss due to adverse changes in interest rates relative to the interest rate characteristics of its interest bearing assets and liabilities. This risk arises from many of the Company's primary activities, as it invests substantial funds in interest-sensitive assets and issues interest-sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key risk-free reference yields. Credit spread risk is the risk that the Company will incur a loss due to adverse changes in credit spreads. This risk arises from many of the Company's primary activities, as the Company invests substantial funds in spread-sensitive fixed income assets. Equity price risk is the risk that the Company will incur losses due to adverse changes in the general levels of the equity markets.

   The Company monitors economic and regulatory developments that have the potential to impact its business. Federal and state laws and regulations affect the taxation of insurance companies and life insurance products. Congress and various state legislatures from time to time consider legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance. Congress and various state legislatures also consider proposals to reduce the taxation of certain products or investments that may compete with life insurance. Legislation that increases the taxation on insurance products or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of the Company's products making them less competitive. Such proposals, if adopted, could have an adverse effect on the Company's financial position or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

2. Summary of Significant Accounting Policies

Investments

   Fixed income securities include bonds, asset-backed securities ("ABS"), residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and redeemable preferred stocks. Fixed income securities, which may be sold prior to their contractual maturity, are designated as available for sale and are carried at fair value. The difference between amortized cost and fair value, net of deferred income taxes and related deferred policy acquisition costs ("DAC"), deferred sales inducement costs ("DSI") and reserves for life-contingent contract benefits, is reflected as a component of accumulated other comprehensive income. Cash received from calls and make-whole payments is reflected as a component of proceeds from sales and cash received from maturities and pay-downs is reflected as a component of investment collections within the Consolidated Statements of Cash Flows.

   Mortgage loans are carried at unpaid principal balances, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected.

   Equity securities primarily include common stocks, exchange traded and mutual funds, non-redeemable preferred stocks and real estate investment trust equity investments. Equity securities are designated as available for sale and are carried at fair value. The difference between cost and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income.

   Investments in limited partnership interests, including interests in private equity/debt funds, real estate funds and other funds, where the Company's interest is so minor that it exercises virtually no influence over operating and financial policies are accounted for in accordance with the cost method of accounting; all other investments in limited partnership interests are accounted for in accordance with the equity method of accounting ("EMA").

   Short-term investments, including money market funds, commercial paper and other short-term investments, are carried at fair value. Policy loans are carried at unpaid principal balances. Other investments primarily consist of bank loans, agent loans, notes due from related party and derivatives. Bank loans are primarily senior secured corporate loans and are carried at amortized cost. Agent loans are loans issued to exclusive Allstate agents and are carried at unpaid principal balances, net of valuation allowances and unamortized deferred fees or costs. Notes due from related party are carried at outstanding principal balances. Derivatives are carried at fair value.

   Investment income primarily consists of interest, dividends, income from certain derivative transactions and income from limited partnership interests. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for ABS, RMBS and CMBS is determined considering estimated pay-downs, including prepayments, obtained from third party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For ABS, RMBS and CMBS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis. Accrual of income is suspended for other-than-temporarily impaired fixed income securities when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans, bank loans and agent loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Income from cost method limited partnership interests is recognized upon receipt of amounts distributed by the partnerships. Income from EMA limited partnership interests is recognized based on the Company's share of the partnerships' net income, including unrealized gains and losses, and is recognized on a delay due to the availability of the related financial statements. Income recognition on private equity/debt funds and real estate funds is generally on a three month delay and income recognition on other funds is generally on a one month delay.

   Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other-than-temporary declines in fair value, adjustments to valuation allowances on mortgage loans and agent loans and periodic changes in fair value and settlements of certain derivatives including hedge ineffectiveness. Realized capital gains and losses on investment sales are determined on a specific identification basis.

Derivative and embedded derivative financial instruments

   Derivative financial instruments include interest rate swaps, credit default swaps, futures (interest rate and equity), options (including swaptions), interest rate caps, warrants, foreign currency swaps, foreign currency forwards and certain investment risk transfer reinsurance agreements. Derivatives required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in certain fixed income securities, equity-indexed life and annuity contracts, reinsured variable annuity contracts and certain funding agreements.

   All derivatives are accounted for on a fair value basis and reported as other investments, other assets, other liabilities and accrued expenses or contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in fair value of derivatives embedded in certain fixed income securities and subject to bifurcation is reported in realized capital gains and losses. The change in fair value of derivatives embedded in life and annuity product contracts and subject to bifurcation is reported in contract benefits or interest credited to contractholder funds. Cash flows from embedded derivatives subject to bifurcation and derivatives receiving hedge accounting are reported consistently with the host contracts and hedged risks, respectively, within the Consolidated Statements of Cash Flows. Cash flows from other derivatives are reported in cash flows from investing activities within the Consolidated Statements of Cash Flows.

   When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability or an unrecognized firm commitment attributable to a particular risk for fair value hedges. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the methodology used to assess the effectiveness of the hedging instrument in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk. For a cash flow hedge, this documentation includes the exposure to changes in the variability in cash flows attributable to the hedged risk. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges, if any, is reported in realized capital gains and losses.

   Fair value hedges The change in fair value of hedging instruments used in fair value hedges of investment assets or a portion thereof is reported in net investment income, together with the change in fair value of the hedged items. The change in fair value of hedging instruments used in fair value hedges of contractholder funds liabilities or a portion thereof is reported in interest credited to contractholder funds, together with the change in fair value of the hedged items. Accrued periodic settlements on swaps are reported together with the changes in fair value of the swaps in net investment income or interest credited to contractholder funds. The amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying value of the hedged liability is adjusted for the change in fair value of the hedged risk.

   Cash flow hedges For hedging instruments used in cash flow hedges, the changes in fair value of the derivatives representing the effective portion of the hedge are reported in accumulated other comprehensive income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged or forecasted transaction affects income. Accrued periodic settlements on derivatives used in cash flow hedges are reported in net investment income. The amount reported in accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to income, or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from accumulated other comprehensive income to income. If the Company expects at any time that the loss reported in accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be recoverable, a loss is recognized immediately in realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

   Termination of hedge accounting If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished, the occurrence of a hedged forecasted transaction is no longer probable or the hedged asset becomes other-than-temporarily impaired), the Company may terminate the derivative position. The Company may also terminate derivative instruments or redesignate them as non-hedge as a result of other events or circumstances. If the derivative instrument is not terminated when a fair value hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a fair value hedge is no longer effective, is redesignated as non-hedge or when the derivative has been terminated, the fair value gain or loss on the hedged asset, liability or portion thereof which has already been recognized in income while the hedge was in place and used to adjust the amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying value of the hedged liability, is amortized over the remaining life of the hedged asset, liability or portion thereof, and reflected in net investment income or interest credited to contractholder funds beginning in the period that hedge accounting is no longer applied. If the hedged item in a fair value hedge is an asset that has become other-than-temporarily impaired, the adjustment made to the amortized cost for fixed income securities or the carrying value for mortgage loans is subject to the accounting policies applied to other-than-temporarily impaired assets.

   When a derivative instrument used in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to income as the hedged risk impacts income. If the derivative instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a derivative instrument used in a cash flow hedge of a forecasted transaction is terminated because it is probable the forecasted transaction will not occur, the gain or loss recognized on the derivative is immediately reclassified from accumulated other comprehensive income to realized capital gains and losses in the period that hedge accounting is no longer applied.

   Non-hedge derivative financial instruments For derivatives for which hedge accounting is not applied, the income statement effects, including fair value gains and losses and accrued periodic settlements, are reported either in realized capital gains and losses or in a single line item together with the results of the associated asset or liability for which risks are being managed.

Securities loaned

   The Company's business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in short-term investments. These transactions are short-term in nature, usually 30 days or less.

   The Company receives cash collateral for securities loaned in an amount generally equal to 102% of the fair value of securities and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice.

Recognition of premium revenues and contract charges, and related benefits and interest credited

   Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Voluntary accident and health insurance products are expected to remain in force for an extended period. Premiums from these products are recognized as revenue when due from policyholders. Benefits are reflected in contract benefits and recognized in relation to premiums, so that profits are recognized over the life of the policy.

   Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Premiums from these products are recognized as revenue when received at the inception of the contract. Benefits and expenses are recognized in relation to premiums. Profits from these policies come from investment income, which is recognized over the life of the contract.

   Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and contract charges assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for the cost of insurance (mortality risk), contract administration and surrender of the contract prior to contractually specified dates. These contract charges are recognized as revenue when assessed against the contractholder account balance. Contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

   Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities, equity-indexed annuities and immediate annuities without life contingencies, and funding agreements (primarily backing medium-term notes) are considered investment contracts. Consideration received for such contracts is reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for maintenance, administration and surrender of the contract prior to contractually specified dates, and are recognized when assessed against the contractholder account balance.

   Interest credited to contractholder funds represents interest accrued or paid on interest-sensitive life and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Crediting rates for indexed life and annuities and indexed funding agreements are generally based on a specified interest rate index or an equity index, such as the Standard & Poor's ("S&P") 500 Index. Interest credited also includes amortization of DSI expenses. DSI is amortized into interest credited using the same method used to amortize DAC.

   Contract charges for variable life and variable annuity products consist of fees assessed against the contractholder account balances for contract maintenance, administration, mortality, expense and surrender of the contract prior to contractually specified dates. Contract benefits incurred for variable annuity products include guaranteed minimum death, income, withdrawal and accumulation benefits. Substantially all of the Company's variable annuity business is ceded through reinsurance agreements and the contract charges and contract benefits related thereto are reported net of reinsurance ceded.

Deferred policy acquisition and sales inducement costs

   Costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts are deferred and recorded as DAC. These costs are principally agents' and brokers' remuneration and certain underwriting expenses. DSI costs, which are deferred and recorded as other assets, relate to sales inducements offered on sales to new customers, principally on fixed annuity and interest-sensitive life contracts. These sales inducements are primarily in the form of additional credits to the customer's account balance or enhancements to interest credited for a specified period which are in excess of the rates currently being credited to similar contracts without sales inducements. All other acquisition costs are expensed as incurred and included in operating costs and expenses. Amortization of DAC is included in amortization of deferred policy acquisition costs and is described in more detail below. DSI is amortized into income using the same methodology and assumptions as DAC and is included in interest credited to contractholder funds.

   For traditional life insurance, DAC is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business. Assumptions used in the amortization of DAC and reserve calculations are established at the time the policy is issued and are generally not revised during the life of the policy. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization periods for these policies approximates the estimated lives of the policies. The Company periodically reviews the recoverability of DAC for these policies on an aggregate basis using actual experience. The Company aggregates all traditional life insurance products and immediate annuities with life contingencies in the analysis. If actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance would be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required.

   For interest-sensitive life, fixed annuities and other investment contracts, DAC and DSI are amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") expected to be earned over the estimated lives of the contracts. The amortization is net of interest on the prior period DAC balance using rates established at the inception of the contracts. Actual amortization periods generally range from 15-30 years; however, incorporating estimates of the rate of customer surrenders, partial withdrawals and deaths generally results in the majority of the DAC being amortized during the surrender charge period, which is typically 10-20 years for interest-sensitive life and 5-10 years for fixed annuities. The cumulative DAC and DSI amortization is reestimated and adjusted by a cumulative charge or credit to income when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP. When DAC or DSI amortization or a component of gross profits for a quarterly period is potentially negative (which would result in an increase of the DAC or DSI balance) as a result of negative AGP, the specific facts and circumstances surrounding the potential negative amortization are considered to determine whether it is appropriate for recognition in the consolidated financial statements. Negative amortization is only recorded when the increased DAC or DSI balance is determined to be recoverable based on facts and circumstances. Recapitalization of DAC and DSI is limited to the originally deferred costs plus interest.

   AGP and EGP primarily consist of the following components: contract charges for the cost of insurance less mortality costs and other benefits; investment income and realized capital gains and losses less interest credited; and surrender and other contract charges less maintenance expenses. The principal assumptions for determining the amount of EGP are persistency, mortality, expenses, investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of any hedges. For products whose supporting investments are exposed to capital losses in excess of the Company's expectations which may cause periodic AGP to become temporarily negative, EGP and AGP utilized in DAC and DSI amortization may be modified to exclude the excess capital losses.

   The Company performs quarterly reviews of DAC and DSI recoverability for interest-sensitive life, fixed annuities and other investment contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC or DSI not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.

   The DAC and DSI balances presented include adjustments to reflect the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized capital gains or losses in the respective product investment portfolios were actually realized. The adjustments are recorded net of tax in accumulated other comprehensive income. DAC, DSI and deferred income taxes determined on unrealized capital gains and losses and reported in accumulated other comprehensive income recognize the impact on shareholder's equity consistently with the amounts that would be recognized in the income statement on realized capital gains and losses.

   Customers of the Company may exchange one insurance policy or investment contract for another offered by the Company, or make modifications to an existing investment or life contract issued by the Company. These transactions are identified as internal replacements for accounting purposes. Internal replacement transactions determined to result in replacement contracts that are substantially unchanged from the replaced contracts are accounted for as continuations of the replaced contracts. Unamortized DAC and DSI related to the replaced contracts continue to be deferred and amortized in connection with the replacement contracts. For interest-sensitive life and investment contracts, the EGP of the replacement contracts are treated as a revision to the EGP of the replaced contracts in the determination of amortization of DAC and DSI. For traditional life insurance policies, any changes to unamortized DAC that result from replacement contracts are treated as prospective revisions. Any costs associated with the issuance of replacement contracts are characterized as maintenance costs and expensed as incurred. Internal replacement transactions determined to result in a substantial change to the replaced contracts are accounted for as an extinguishment of the replaced contracts, and any unamortized DAC and DSI related to the replaced contracts are eliminated with a corresponding charge to amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.

   The costs assigned to the right to receive future cash flows from certain business purchased from other insurers are also classified as DAC in the Consolidated Statements of Financial Position. The costs capitalized represent the present value of future profits expected to be earned over the lives of the contracts acquired. These costs are amortized as profits emerge over the lives of the acquired business and are periodically evaluated for recoverability. The present value of future profits was $7 million and $8 million as of December 31, 2014 and 2013, respectively. Amortization expense of the present value of future profits was $1 million, $2 million and $3 million in 2014, 2013 and 2012, respectively.

Reinsurance

   In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The Company has also used reinsurance to effect the acquisition or disposition of certain blocks of business. The amounts reported as reinsurance recoverables include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities and contractholder funds that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverables. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers and establishes allowances for uncollectible reinsurance as appropriate.

Goodwill

   Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The goodwill balance was $5 million as of both December 31, 2014 and 2013. Goodwill is not amortized but is tested for impairment at least annually. The Company performs its annual goodwill impairment testing during the fourth quarter of each year based upon data as of the close of the third quarter. The Company also reviews goodwill for impairment whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of goodwill may exceed its implied fair value. Goodwill impairment evaluations indicated no impairment as of December 31, 2014 or 2013.

Income taxes

   The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses, DAC, insurance reserves and differences in tax bases of invested assets. A deferred tax asset valuation allowance is established when there is uncertainty that such assets will be realized.

Reserve for life-contingent contract benefits

   The reserve for life-contingent contract benefits payable under insurance policies, including traditional life insurance, life-contingent immediate annuities and voluntary accident and health insurance products, is computed on the basis of long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by characteristics such as type of coverage, year of issue and policy duration. The assumptions are established at the time the policy is issued and are generally not changed during the life of the policy. The Company periodically reviews the adequacy of reserves for these policies on an aggregate basis using actual experience. If actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance would be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required. To the extent that unrealized gains on fixed income securities would result in a premium deficiency if those gains were realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of unrealized net capital gains included in accumulated other comprehensive income.

Contractholder funds

   Contractholder funds represent interest-bearing liabilities arising from the sale of products such as interest-sensitive life insurance, fixed annuities and funding agreements. Contractholder funds primarily comprise cumulative deposits received and interest credited to the contractholder less cumulative contract benefits, surrenders, withdrawals, maturities and contract charges for mortality or administrative expenses. Contractholder funds also include reserves for secondary guarantees on interest-sensitive life insurance and certain fixed annuity contracts and reserves for certain guarantees on reinsured variable annuity contracts.

Held for sale classification

   Business is classified as held for sale when management has approved or received approval to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value and certain other specified criteria are met. A business classified as held for sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying amount of the business exceeds its estimated fair value less cost to sell, a loss is recognized. Assets and liabilities related to a business classified as held for sale are segregated in the Consolidated Statement of Position in the period in which the business is classified as held for sale.

Separate accounts

   Separate accounts assets are carried at fair value. The assets of the separate accounts are legally segregated and available only to settle separate account contract obligations. Separate accounts liabilities represent the contractholders' claims to the related assets and are carried at an amount equal to the separate accounts assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore are not included in the Company's Consolidated Statements of Operations and Comprehensive Income. Deposits to and surrenders and withdrawals from the separate accounts are reflected in separate accounts liabilities and are not included in consolidated cash flows.

   Absent any contract provision wherein the Company provides a guarantee, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. Substantially all of the Company's variable annuity business was reinsured beginning in 2006.

Off-balance sheet financial instruments

   Commitments to invest, commitments to purchase private placement securities, commitments to extend loans, financial guarantees and credit guarantees have off-balance sheet risk because their contractual amounts are not recorded in the Company's Consolidated Statements of Financial Position (see Note 8 and
Note 12).

Pending accounting standard

Accounting for Investments in Qualified Affordable Housing Projects

   In January 2014, the Financial Accounting Standards Board ("FASB") issued guidance which allows entities that invest in certain qualified affordable housing projects through limited liability entities the option to account for these investments using the proportional amortization method if certain conditions are met. Under the proportional amortization method, the entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense or benefit. The guidance is effective for reporting periods beginning after December 15, 2014 and is to be applied retrospectively. The impact of adoption is not expected to be material to the Company's results of operations and financial position.

3. Disposition

   On April 1, 2014, the Company sold Lincoln Benefit Life Company ("LBL"), LBL's life insurance business generated through independent master brokerage agencies, and all of LBL's deferred fixed annuity and long-term care insurance business to Resolution Life Holdings, Inc. The gross sale price was $797 million, representing $596 million of cash and the retention of tax benefits. The loss on disposition increased by $79 million, pre-tax, ($38 million, after-tax) in 2014. Immediately prior to the sale closing, LBL recaptured the business being sold that was previously ceded to ALIC. The applicable prior reinsurance agreements placed by LBL were novated and replicated by ALIC.

   In conjunction with the sale, the Company was required to establish a trust relating to the business that LBL continues to cede to ALIC. This trust is required to have assets greater than or equal to the statutory reserves ceded by LBL to ALIC, measured on a monthly basis. As of December 31, 2014, the trust holds $5.28 billion of investments, which are reported in the Consolidated Statement of Financial Position.

   The following table summarizes the assets and liabilities classified as held for sale as of December 31, 2013.

      ($ in millions)
      Assets
      Investments
         Fixed income securities                                 $10,167
         Mortgage loans                                            1,367
         Short-term investments                                      160
         Policy loans                                                198
         Other investments                                            91
                                                                 -------
             Total investments                                    11,983
      Cash                                                            --
      Deferred policy acquisition costs                              743
      Reinsurance recoverables, net                                1,660
      Accrued investment income                                      109
      Other assets                                                    79
      Separate Accounts                                            1,701
                                                                 -------
                Assets held for sale                              16,275
                Less: Loss accrual                                  (682)
                                                                 -------
                    Total assets held for sale                   $15,593
                                                                 =======
      Liabilities
      Reserve for life-contingent contract benefits              $ 1,894
      Contractholder funds                                        10,945
      Unearned premiums                                               12
      Deferred income taxes                                          151
      Other liabilities and accrued expenses                         196
      Separate Accounts                                            1,701
                                                                 -------
                    Total liabilities held for sale              $14,899
                                                                 =======

   Included in shareholder's equity is $85 million of accumulated other comprehensive income related to assets held for sale as of December 31, 2013.

4. Supplemental Cash Flow Information

   Non-cash modifications of certain mortgage loans, fixed income securities, limited partnership interests and other investments, as well as mergers completed with equity securities, totaled $102 million, $306 million and $231 million in 2014, 2013 and 2012, respectively.

   Liabilities for collateral received in conjunction with the Company's securities lending program were $508 million, $322 million and $543 million as of December 31, 2014, 2013 and 2012, respectively, and are reported in other liabilities and accrued expenses. Obligations to return cash collateral for over-the-counter ("OTC") and cleared derivatives were $2 million, $6 million and $18 million as of December 31, 2014, 2013 and 2012, respectively, and are reported in other liabilities and accrued expenses or other investments.

   The accompanying cash flows are included in cash flows from operating activities in the Consolidated Statements of Cash Flows along with the activities resulting from management of the proceeds, which for the years ended December 31 are as follows:

                                                      2014   2013   2012
      ($ in millions)                                -----  -----  -----
      Net change in proceeds managed
      Net change in short-term investments           $(182) $ 235  $(298)
                                                     -----  -----  -----
         Operating cash flow (used) provided          (182)   235   (298)
      Net change in cash                                --     (2)    --
                                                     -----  -----  -----
         Net change in proceeds managed              $(182) $ 233  $(298)

      Net change in liabilities
      Liabilities for collateral, beginning of year  $(328) $(561) $(263)
      Liabilities for collateral, end of year         (510)  (328)  (561)
                                                     -----  -----  -----
         Operating cash flow provided (used)         $ 182  $(233) $ 298
                                                     =====  =====  =====

5. Related Party Transactions

Business operations

   The Company uses services performed by its affiliates, AIC and Allstate Investments LLC, and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs (see Note 16), allocated to the Company were $339 million, $456 million and $451 million in 2014, 2013 and 2012, respectively. A portion of these expenses relate to the acquisition of business, which are deferred and amortized into income as described in Note 2.

Structured settlement annuities

   The Company issued $7 million and $35 million of structured settlement annuities, a type of immediate annuity, in 2013 and 2012, respectively, at prices determined using interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC. Of these amounts, $4 million and $3 million related to structured settlement annuities with life contingencies and were included in premium revenue for 2013 and 2012, respectively. Effective March 22, 2013, the Company no longer offers structured settlement annuities.

   In most cases, these annuities were issued under a "qualified assignment" whereby Allstate Assignment Corporation ("AAC") and prior to July 1, 2001 Allstate Settlement Corporation ("ASC"), both wholly owned subsidiaries of ALIC, purchased annuities from ALIC and assumed AIC's obligation to make future payments.

   AIC issued surety bonds to guarantee the payment of structured settlement benefits assumed by ASC (from both AIC and non-related parties) and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. ALIC guaranteed the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuities that are guaranteed by the surety bonds of AIC were $4.68 billion and $4.72 billion as of December 31, 2014 and 2013, respectively.

Broker-Dealer agreement

   The Company receives distribution services from Allstate Financial Services, LLC, an affiliated broker-dealer company, for certain annuity and variable life insurance contracts sold by Allstate exclusive agencies. For these services, the Company incurred commission and other distribution expenses of $4 million, $13 million and $11 million in 2014, 2013 and 2012, respectively.

Reinsurance

   The Company has coinsurance reinsurance agreements with its unconsolidated affiliate American Heritage Life Insurance Company ("AHL") whereby the Company assumes certain interest-sensitive life insurance, fixed annuity contracts and accident and health insurance policies. The amounts assumed are disclosed in
Note 10.

   In September 2012, Lincoln Benefit Life Company, a consolidated subsidiary of ALIC prior to April 1, 2014, entered into a coinsurance reinsurance agreement with Lincoln Benefit Reinsurance Company ("LB Re"), an unconsolidated affiliate of the Company, to cede certain interest-sensitive life insurance policies to LB Re. In connection with the agreement, the Company recorded reinsurance recoverables of $2 million and paid $3 million in cash. The $1 million loss on the transaction was recorded as a decrease to retained income since the transaction was between affiliates under common control.

   ALIC enters into certain intercompany reinsurance transactions with its wholly owned subsidiaries. ALIC enters into these transactions in order to maintain underwriting control and spread risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

Income taxes

   The Company is a party to a federal income tax allocation agreement with the Corporation (see Note 13).

Notes due to related parties

   Notes due to related parties outstanding as of December 31 consisted of the following:

                                                           2014 2013
           ($ in millions)                                 ---- ----
           6.35% Note, due 2018, to AIC                    $ -- $  7
           6.74% Surplus Note, due 2029, to Kennett /(1)/    25   25
           5.06% Surplus Note, due 2035, to Kennett /(1)/   100  100
           6.18% Surplus Note, due 2036, to Kennett /(1)/   100  100
           5.93% Surplus Note, due 2038, to Kennett /(1)/    50   50
                                                           ---- ----
              Total notes due to related parties           $275 $282
                                                           ==== ====

--------
/(1)/No payment of principal or interest is permitted on the surplus notes without the written approval from the proper regulatory authority. The regulatory authority could prohibit the payment of interest and principal on the surplus notes if certain statutory capital requirements are not met. Permission to pay interest on the surplus notes was granted in both 2014 and 2013.

   On August 1, 2005, ALIC entered into an agreement with Kennett Capital Inc. ("Kennett"), an unconsolidated affiliate of ALIC, whereby ALIC sold to Kennett a $100 million 5.06% surplus note due July 1, 2035 issued by ALIC Reinsurance Company ("ALIC Re"), a wholly owned subsidiary of ALIC. As payment, Kennett issued a full recourse 4.86% note due July 1, 2035 to ALIC for the same amount. As security for the performance of Kennett's obligations under the agreement and note, Kennett granted ALIC a pledge of and security interest in Kennett's right, title and interest in the surplus notes and their proceeds. Under the terms of the agreement, ALIC may sell and Kennett may choose to buy additional surplus notes, if and when additional surplus notes are issued.

   On June 30, 2006, ALIC sold Kennett a $100 million redeemable surplus note issued by ALIC Re. The surplus note is due June 1, 2036 with an initial rate of 6.18% that will reset every 10 years to the then current ten year Constant Maturity Treasury yield ("CMT"), plus 1.14%. As payment, Kennett issued a full recourse note due June 1, 2036 to ALIC for the same amount with an initial interest rate of 5.98% that will reset every ten years to the then current ten year CMT, plus 0.94%.

   On June 30, 2008, ALIC sold Kennett a $50 million redeemable surplus note issued by ALIC Re. The surplus note is due June 1, 2038 with an initial rate of 5.93% that will reset every ten years to the then current ten year CMT, plus 2.09%. As payment, Kennett issued a full recourse note due June 1, 2038 to ALIC for the same amount with an initial interest rate of 5.73% that will reset every ten years to the then current ten year CMT, plus 1.89%.

   On December 18, 2009, ALIC sold Kennett a $25 million redeemable surplus note issued by ALIC Re. The surplus note is due December 1, 2029 with an initial rate of 6.74% that will reset every ten years to the then current ten year CMT, plus

3.25%. As payment, Kennett issued a full recourse note due December 1, 2029 to ALIC for the same amount with an initial interest rate of 5.19% that will reset every ten years to the then current ten year CMT, plus 1.70%.

   The notes due from Kennett are classified as other investments. In each of 2014, 2013 and 2012, the Company recorded net investment income on these notes of $15 million. In each of 2014, 2013 and 2012, the Company incurred $16 million of interest expense related to the surplus notes due to Kennett.

   On November 17, 2008, the Company issued a $400 million 7.00% surplus note due November 17, 2028 to AIC in exchange for cash. In both 2013 and 2012, the Company repaid $200 million of principal on this surplus note. In 2013 and 2012, the Company incurred interest expense on this surplus note of $7 million and $27 million, respectively.

   In March 2011, in accordance with an asset purchase agreement between Road Bay Investments, LLC ("RBI"), a consolidated subsidiary of ALIC, and AIC, RBI purchased from AIC real estate with a fair value of $10 million on the date of sale and issued a 5.75% note due March 24, 2018 to AIC for the same amount. In 2013, RBI repaid the entire principal of this note. In April 2011, RBI purchased from AIC mortgage loans with a fair value of $4 million on the date of sale and issued a 5.75% note due April 19, 2018 to AIC for the same amount. In 2013, RBI repaid the entire principal of this note. In August 2011, RBI purchased from AIC fixed income securities with a fair value of $7 million on the date of sale and issued a 6.35% note due August 23, 2018 to AIC for the same amount. In 2014, RBI repaid the entire principal of this note. Since the transactions were between affiliates under common control, the purchased investments were recorded by RBI at AIC's carrying value on the date of sale. The investments that were purchased were impaired; therefore, the carrying value on the date of sale equaled fair value. In 2014, 2013 and 2012, the Company incurred interest expense on these notes of $84 thousand, $1 million and $1 million respectively.

Liquidity and intercompany loan agreements

   The Company, AIC and the Corporation are party to the Amended and Restated Intercompany Liquidity Agreement ("Liquidity Agreement") which allows for short-term advances of funds to be made between parties for liquidity and other general corporate purposes. The Liquidity Agreement does not establish a commitment to advance funds on the part of any party. The Company and AIC each serve as a lender and borrower and the Corporation serves only as a lender. The maximum amount of advances each party may make or receive is limited to $1 billion. Netting or offsetting of advances made and received is not permitted. Advances between the parties are required to have specified due dates less than or equal to 364 days from the date of the advance and be payable upon demand by written request from the lender at least 10 business days prior to the demand date. The borrower may make prepayments of the outstanding principal balance of an advance without penalty. Advances will bear interest equal to or greater than the rate applicable to 30-day commercial paper issued by the Corporation on the date the advance is made with an adjustment on the first day of each month thereafter. The Company had no amounts outstanding under the Liquidity Agreement as of December 31, 2014 or 2013.

   In addition to the Liquidity Agreement, the Company has an intercompany loan agreement with the Corporation. The amount of intercompany loans available to the Company is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1 billion. The Corporation may use commercial paper borrowings, bank lines of credit and securities lending to fund intercompany borrowings. The Company had no amounts outstanding under the intercompany loan agreement as of December 31, 2014 or 2013.

   RBI, a consolidated subsidiary of ALIC, has a Revolving Loan Credit Agreement ("Credit Agreement") with AHL, according to which AHL agreed to extend revolving credit loans to RBI. As security for its obligations under the Credit Agreement, RBI entered into a Pledge and Security Agreement with AHL, according to which RBI agreed to grant a pledge of and security interest in RBI's right, title, and interest in certain assets of RBI. The Company had no amounts outstanding under the Credit Agreement as of December 31, 2014 or 2013.

Capital support agreement

   The Company has a Capital Support Agreement with AIC. Under the terms of this agreement, AIC agrees to provide capital to maintain the amount of statutory capital and surplus necessary to maintain a company action level risk-based capital ("RBC") ratio of at least 150%. AIC's obligation to provide capital to the Company under the agreement is limited to an aggregate amount of $1 billion. In exchange for providing this capital, the Company will pay AIC an annual commitment fee of 1% of the amount of the Capital and Surplus maximum that remains available on January 1 of such year. The Company or AIC have the right to terminate this agreement when: 1) the Company qualifies for a financial strength rating from S&P's, Moody's or A.M. Best, without giving weight to the existence of this agreement, that is the same or better than its rating with such support; 2) the Company's RBC ratio is at least 300%; or 3) AIC no longer directly or indirectly owns at least 50% of the voting stock of the Company. As of December 31, 2014 and 2013, no capital had been provided by AIC under this agreement.

Return of capital

   The Company approved and paid a return of capital of $700 million and $500 million to AIC in 2014 and 2013, respectively, which were recorded as a reduction of additional capital paid-in on the Consolidated Statements of Financial Position.

6. Investments

Fair values

   The amortized cost, gross unrealized gains and losses and fair value for fixed income securities are as follows:

                                                  Gross unrealized
                                        Amortized ---------------
                                          cost    Gains    Losses  Fair value
     ($ in millions)                    ---------  ------  ------  ----------
     December 31, 2014
     U.S. government and agencies        $   668  $  102   $  --    $   770
     Municipal                             3,156     520     (14)     3,662
     Corporate                            19,465   1,670    (150)    20,985
     Foreign government                      654      81      --        735
     ABS                                     773      13     (21)       765
     RMBS                                    554      55      (4)       605
     CMBS                                    538      43      (2)       579
     Redeemable preferred stock               14       2      --         16
                                         -------   ------  -----    -------
        Total fixed income securities    $25,822  $2,486   $(191)   $28,117
                                         =======   ======  =====    =======
     December 31, 2013
     U.S. government and agencies        $   678  $   90   $  (2)   $   766
     Municipal                             3,135     231     (62)     3,304
     Corporate                            20,397   1,214    (295)    21,316
     Foreign government                      715      83      (6)       792
     ABS                                   1,011      30     (34)     1,007
     RMBS                                    752      50     (12)       790
     CMBS                                    724      47      (7)       764
     Redeemable preferred stock               15       2      --         17
                                         -------   ------  -----    -------
        Total fixed income securities    $27,427  $1,747   $(418)   $28,756
                                         =======   ======  =====    =======

Scheduled maturities

   The scheduled maturities for fixed income securities are as follows as of December 31, 2014:

                                                   Amortized  Fair
                                                     cost     value
           ($ in millions)                         --------- -------
           Due in one year or less                  $ 1,338  $ 1,359
           Due after one year through five years      5,196    5,614
           Due after five years through ten years     9,950   10,475
           Due after ten years                        7,473    8,720
                                                    -------  -------
                                                     23,957   26,168
           ABS, RMBS and CMBS                         1,865    1,949
                                                    -------  -------
              Total                                 $25,822  $28,117
                                                    =======  =======

   Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers. ABS, RMBS and CMBS are shown separately because of the potential for prepayment of principal prior to contractual maturity dates.

Net investment income

   Net investment income for the years ended December 31 is as follows:

                                                 2014    2013    2012
         ($ in millions)                        ------  ------  ------
         Fixed income securities                $1,522  $1,947  $2,084
         Mortgage loans                            242     345     345
         Equity securities                          20      12       9
         Limited partnership interests             267     175     159
         Short-term investments                      2       2       2
         Policy loans                               39      49      51
         Other                                      59      63      61
                                                ------  ------  ------
            Investment income, before expense    2,151   2,593   2,711
            Investment expense                     (70)   (108)   (114)
                                                ------  ------  ------
                Net investment income           $2,081  $2,485  $2,597
                                                ======  ======  ======

Realized capital gains and losses

   Realized capital gains and losses by asset type for the years ended December 31 are as follows:

                                                   2014  2013 2012
            ($ in millions)                        ----  ---- ----
            Fixed income securities                $ (4) $ 3  $(62)
            Mortgage loans                            2   20     8
            Equity securities                       134   45    --
            Limited partnership interests            (4)  (6)   --
            Derivatives                              12   14    34
            Other                                     3   --     4
                                                   ----  ---  ----
               Realized capital gains and losses   $143  $76  $(16)
                                                   ====  ===  ====

   Realized capital gains and losses by transaction type for the years ended December 31 are as follows:

                                                                       2014  2013  2012
($ in millions)                                                        ----  ----  ----
Impairment write-downs                                                 $(11) $(33) $(51)
Change in intent write-downs                                            (44)  (19)  (17)
                                                                       ----  ----  ----
   Net other-than-temporary impairment losses recognized in earnings    (55)  (52)  (68)
Sales                                                                   184   114    17
Valuation and settlements of derivative instruments                      14    14    35
                                                                       ----  ----  ----
       Realized capital gains and losses                               $143  $ 76  $(16)
                                                                       ====  ====  ====

   Gross gains of $223 million, $145 million and $232 million and gross losses of $51 million, $46 million and $224 million were realized on sales of fixed income and equity securities during 2014, 2013 and 2012, respectively.

   Other-than-temporary impairment losses by asset type for the years ended December 31 are as follows:

                                                    2014                 2013                 2012
($ in millions)                             -------------------  -------------------  -------------------
                                                  Included             Included             Included
                                            Gross  in OCI   Net  Gross  in OCI   Net  Gross  in OCI   Net
                                            ----- -------- ----  ----- -------- ----  ----- -------- ----
Fixed income securities:
   Municipal                                $ (1)   $--    $ (1) $ (8)   $--    $ (8) $ --    $--    $ --
   Corporate                                  (4)    --      (4)   --     --      --   (16)    (2)    (18)
   ABS                                        (5)    --      (5)   --     (2)     (2)   --     --      --
   RMBS                                        2     (1)      1    (2)     2      --   (23)    (9)    (32)
   CMBS                                       (1)    --      (1)  (32)    (3)    (35)  (22)     3     (19)
                                            ----    ---    ----  ----    ---    ----  ----    ---    ----
       Total fixed income securities          (9)    (1)    (10)  (42)    (3)    (45)  (61)    (8)    (69)
Mortgage loans                                 5     --       5    11     --      11     5     --       5
Equity securities                            (32)    --     (32)   (6)    --      (6)   (1)    --      (1)
Limited partnership interests                (18)    --     (18)   (9)    --      (9)   (3)    --      (3)
Other                                         --     --      --    (3)    --      (3)   --     --      --
                                            ----    ---    ----  ----    ---    ----  ----    ---    ----
   Other-than-temporary impairment losses   $(54)   $(1)   $(55) $(49)   $(3)   $(52) $(60)   $(8)   $(68)
                                            ====    ===    ====  ====    ===    ====  ====    ===    ====

   The total amount of other-than-temporary impairment losses included in accumulated other comprehensive income at the time of impairment for fixed income securities, which were not included in earnings, are presented in the following table. The amount excludes $138 million and $164 million as of December 31, 2014 and 2013, respectively, of net unrealized gains related to changes in valuation of the fixed income securities subsequent to the impairment measurement date.

                                    December 31, December 31,
                                        2014         2013
                   ($ in millions)  ------------ ------------
                     Municipal          $ (5)       $  (5)
                     ABS                  (1)         (10)
                     RMBS                (55)         (90)
                     CMBS                 (5)         (12)
                                        ----        -----
                       Total            $(66)       $(117)
                                        ====        =====

   Rollforwards of the cumulative credit losses recognized in earnings for fixed income securities held as of December 31 are as follows:

                                                                                       2014   2013   2012
($ in millions)                                                                       -----  -----  -----
Beginning balance                                                                     $(299) $(345) $(581)
Additional credit loss for securities previously other-than-temporarily impaired         (6)   (13)   (33)
Additional credit loss for securities not previously other-than-temporarily impaired     (9)   (19)   (20)
Reduction in credit loss for securities disposed or collected                            44     75    288
Reduction in credit loss for securities the Company has made the decision to sell or
  more likely than not will be required to sell                                          --      2     --
Change in credit loss due to accretion of increase in cash flows                          2      1      1
Reduction in credit loss for securities sold in LBL disposition                          59     --     --
                                                                                      -----  -----  -----
Ending balance /(1)/                                                                  $(209) $(299) $(345)
                                                                                      =====  =====  =====

--------
/(1)/The December 31, 2013 ending balance includes $60 million of cumulative credit losses recognized in earnings for fixed income securities that are classified as held for sale.

   The Company uses its best estimate of future cash flows expected to be collected from the fixed income security, discounted at the security's original or current effective rate, as appropriate, to calculate a recovery value and determine whether a credit loss exists. The determination of cash flow estimates is inherently subjective and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable assumptions and forecasts, are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, foreign exchange rates, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, vintage, geographic concentration, available reserves or escrows, current subordination levels, third party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of collateral for ultimate settlement. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an other-than-temporary impairment for the difference between the estimated recovery value and amortized cost is recorded in earnings. The portion of the unrealized loss related to factors other than credit remains classified in accumulated other comprehensive income. If the Company determines that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, the Company may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

Unrealized net capital gains and losses

   Unrealized net capital gains and losses included in accumulated other comprehensive income are as follows:

                                                                   Gross unrealized
                                                                   ---------------  Unrealized net
                                                        Fair value Gains    Losses  gains (losses)
($ in millions)                                         ----------  ------  ------  --------------
December 31, 2014
Fixed income securities                                  $28,117   $2,486   $(191)      $2,295
Equity securities                                            970       57     (14)          43
Short-term investments                                       857       --      --           --
Derivative instruments /(1)/                                   2        3      (1)           2
EMA limited partnerships /(2)/                                                              (2)
                                                                                        ------
   Unrealized net capital gains and losses, pre-tax                                      2,338
Amounts recognized for:
   Insurance reserves /(3)/                                                                (28)
   DAC and DSI /(4)/                                                                      (176)
                                                                                        ------
       Amounts recognized                                                                 (204)
Deferred income taxes                                                                     (752)
                                                                                        ------
   Unrealized net capital gains and losses, after-tax                                   $1,382
                                                                                        ======

--------
/(1)/Included in the fair value of derivative instruments are $3 million classified as assets and $1 million classified as liabilities. /(2)/Unrealized net capital gains and losses for limited partnership interests represent the Company's share of EMA limited partnerships' other comprehensive income. Fair value and gross unrealized gains and losses are not applicable.
/(3)/The insurance reserves adjustment represents the amount by which the reserve balance would increase if the net unrealized gains in the applicable product portfolios were realized and reinvested at current lower interest rates, resulting in a premium deficiency. Although the Company evaluates premium deficiencies on the combined performance of life insurance and immediate annuities with life contingencies, the adjustment primarily relates to structured settlement annuities with life contingencies, in addition to annuity buy-outs and certain payout annuities with life contingencies.
/(4)/The DAC and DSI adjustment balance represents the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized gains or losses in the respective product portfolios were realized.

                                                                   Gross unrealized
                                                                   ---------------  Unrealized net
                                                        Fair value Gains    Losses  gains (losses)
($ in millions)                                         ----------  ------  ------  --------------
December 31, 2013
Fixed income securities                                  $28,756   $1,747   $(418)      $1,329
Equity securities                                            650       90      (5)          85
Short-term investments                                       590       --      --           --
Derivative instruments /(1)/                                 (13)       1     (14)         (13)
EMA limited partnerships                                                                    (2)
Investments classified as held for sale                                                    190
                                                                                        ------
   Unrealized net capital gains and losses, pre-tax                                      1,589
Amounts recognized for:
   Insurance reserves                                                                       --
   DAC and DSI                                                                            (156)
                                                                                        ------
       Amounts recognized                                                                 (156)
Deferred income taxes                                                                     (506)
                                                                                        ------
   Unrealized net capital gains and losses, after-tax                                   $  927
                                                                                        ======

--------
/(1)/Included in the fair value of derivative instruments are $1 million classified as assets and $14 million classified as liabilities.

Change in unrealized net capital gains and losses

   The change in unrealized net capital gains and losses for the years ended December 31 is as follows:

                                                                            2014    2013    2012
($ in millions)                                                            -----  -------  ------
Fixed income securities                                                    $ 966  $(2,353) $1,735
Equity securities                                                            (42)      50      (1)
Derivative instruments                                                        15        4      (5)
EMA limited partnerships                                                      --       (3)     --
Investments classified as held for sale                                     (190)     190      --
                                                                           -----  -------  ------
   Total                                                                     749   (2,112)  1,729
Amounts recognized for:
   Insurance reserves                                                        (28)     771    (177)
   DAC and DSI                                                               (20)     252    (288)
                                                                           -----  -------  ------
       Amounts recognized                                                    (48)   1,023    (465)
Deferred income taxes                                                       (246)     382    (443)
                                                                           -----  -------  ------
Increase (decrease) in unrealized net capital gains and losses, after-tax  $ 455  $  (707) $  821
                                                                           =====  =======  ======

Portfolio monitoring

   The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.

   For each fixed income security in an unrealized loss position, the Company assesses whether management with the appropriate authority has made the decision to sell or whether it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, the security's decline in fair value is considered other than temporary and is recorded in earnings.

   If the Company has not made the decision to sell the fixed income security and it is not more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis, the Company evaluates whether it expects to receive cash flows sufficient to recover the entire amortized cost basis of the security. The Company calculates the estimated recovery value by discounting the best estimate of future cash flows at the security's original or current effective rate, as appropriate, and compares this to the amortized cost of the security. If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss related to other factors recognized in other comprehensive income.

   For equity securities, the Company considers various factors, including whether it has the intent and ability to hold the equity security for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the equity security's decline in fair value is considered other than temporary and is recorded in earnings.

   For fixed income and equity securities managed by third parties, either the Company has contractually retained its decision making authority as it pertains to selling securities that are in an unrealized loss position or it recognizes any unrealized loss at the end of the period through a charge to earnings.

   The Company's portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for fixed income securities) or cost (for equity securities) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential other-than-temporary impairment using all reasonably available information relevant to the collectability or recovery of the security. Inherent in the Company's evaluation of other-than-temporary impairment for these fixed income and equity securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: 1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; 2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and 3) the length of time and extent to which the fair value has been less than amortized cost or cost.

   The following table summarizes the gross unrealized losses and fair value of fixed income and equity securities by the length of time that individual securities have been in a continuous unrealized loss position.

                                                       Less than 12 months          12 months or more
                                                   --------------------------  --------------------------    Total
                                                    Number   Fair   Unrealized  Number   Fair   Unrealized unrealized
                                                   of issues value    losses   of issues value    losses     losses
($ in millions)                                    --------- ------ ---------- --------- ------ ---------- ----------
December 31, 2014
Fixed income securities
U.S. government and agencies                            1    $    1   $  --        --    $   --   $  --      $  --
Municipal                                              17        90      (1)       10        47     (13)       (14)
Corporate                                             281     1,780     (69)       91       875     (81)      (150)
Foreign government                                     --        --      --         1        15      --         --
ABS                                                    19       168      (2)       23       217     (19)       (21)
RMBS                                                   19         3      --        45        73      (4)        (4)
CMBS                                                    8        33      --         3        32      (2)        (2)
Redeemable preferred stock                             --        --      --        --        --      --         --
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income securities                      345     2,075     (72)      173     1,259    (119)      (191)
Equity securities                                     294       327     (13)        1         6      (1)       (14)
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income and equity securities           639    $2,402   $ (85)      174    $1,265   $(120)     $(205)
                                                      ===    ======   =====       ===    ======   =====      =====
Investment grade fixed income securities              167    $1,275   $ (28)      127    $  989   $ (79)     $(107)
Below investment grade fixed income securities        178       800     (44)       46       270     (40)       (84)
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income securities                      345    $2,075   $ (72)      173    $1,259   $(119)     $(191)
                                                      ===    ======   =====       ===    ======   =====      =====
December 31, 2013
Fixed income securities
U.S. government and agencies                            4    $   76   $  (2)       --    $   --   $  --      $  (2)
Municipal                                              63       347     (24)       21        99     (38)       (62)
Corporate                                             530     5,191    (224)       48       467     (71)      (295)
Foreign government                                      7        76      (4)        1        13      (2)        (6)
ABS                                                    17       162      (1)       42       400     (33)       (34)
RMBS                                                   35        42      (2)       47       129     (10)       (12)
CMBS                                                    5        14      --         6        52      (7)        (7)
Redeemable preferred stock                             --        --      --        --        --      --         --
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income securities                      661     5,908    (257)      165     1,160    (161)      (418)
Equity securities                                      25        80      (5)       --        --      --         (5)
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income and equity securities           686    $5,988   $(262)      165    $1,160   $(161)     $(423)
                                                      ===    ======   =====       ===    ======   =====      =====
Investment grade fixed income securities              526    $5,272   $(236)      110    $  834   $(112)     $(348)
Below investment grade fixed income securities        135       636     (21)       55       326     (49)       (70)
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income securities                      661    $5,908   $(257)      165    $1,160   $(161)     $(418)
                                                      ===    ======   =====       ===    ======   =====      =====

   As of December 31, 2014, $147 million of unrealized losses are related to securities with an unrealized loss position less than 20% of amortized cost or cost, the degree of which suggests that these securities do not pose a high risk of being other-than-temporarily impaired. Of the $147 million, $79 million are related to unrealized losses on investment grade fixed income securities. Investment grade is defined as a security having a rating of Aaa, Aa, A or Baa from Moody's, a rating of AAA, AA, A or BBB from S&P, Fitch, Dominion, Kroll or Realpoint, a rating of aaa, aa, a or bbb from A.M. Best, or a comparable internal rating if an externally provided rating is not available. Unrealized losses on investment grade securities are principally related to increasing risk-free interest rates or widening credit spreads since the time of initial purchase.

   As of December 31, 2014, the remaining $58 million of unrealized losses are related to securities in unrealized loss positions greater than or equal to 20% of amortized cost or cost. Investment grade fixed income securities comprising $28 million of these unrealized losses were evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contractual obligations. Of the $58 million, $29 million are related to below investment grade fixed income securities and $1 million are related to equity securities. Of these amounts, $6 million are related to below investment grade fixed income securities that had been in an unrealized loss position greater than or equal to 20% of amortized cost for a period of twelve or more consecutive months as of December 31, 2014.

   ABS, RMBS and CMBS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities' positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of (i)subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, (ii) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread, and (iii) for ABS and RMBS in an unrealized loss position, credit enhancements from reliable bond insurers, where applicable. Municipal bonds in an unrealized loss position were evaluated based on the underlying credit quality of the primary obligor, obligation type and quality of the underlying assets. Unrealized losses on equity securities are primarily related to temporary equity market fluctuations of securities that are expected to recover.

   As of December 31, 2014, the Company has not made the decision to sell and it is not more likely than not the Company will be required to sell fixed income securities with unrealized losses before recovery of the amortized cost basis. As of December 31, 2014, the Company had the intent and ability to hold equity securities with unrealized losses for a period of time sufficient for them to recover.

Limited partnerships

   As of December 31, 2014 and 2013, the carrying value of equity method limited partnerships totaled $1.52 billion and $1.46 billion, respectively. The Company recognizes an impairment loss for equity method limited partnerships when evidence demonstrates that the loss is other than temporary. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain a level of earnings that would justify the carrying amount of the investment.

   As of December 31, 2014 and 2013, the carrying value for cost method limited partnerships was $508 million and $605 million, respectively. To determine if an other-than-temporary impairment has occurred, the Company evaluates whether an impairment indicator has occurred in the period that may have a significant adverse effect on the carrying value of the investment. Impairment indicators may include: significantly reduced valuations of the investments held by the limited partnerships; actual recent cash flows received being significantly less than expected cash flows; reduced valuations based on financing completed at a lower value; completed sale of a material underlying investment at a price significantly lower than expected; or any other adverse events since the last financial statements received that might affect the fair value of the investee's capital. Additionally, the Company's portfolio monitoring process includes a quarterly review of all cost method limited partnerships to identify instances where the net asset value is below established thresholds for certain periods of time, as well as investments that are performing below expectations, for further impairment consideration. If a cost method limited partnership is other-than-temporarily impaired, the carrying value is written down to fair value, generally estimated to be equivalent to the reported net asset value of the underlying funds.

   Tax credit funds were reclassified from limited partnership interests to other assets during 2014 since the return on these funds is in the form of tax credits rather than investment income. These tax credit funds totaled $277 million as of December 31, 2014.

Mortgage loans

   The Company's mortgage loans are commercial mortgage loans collateralized by a variety of commercial real estate property types located across the United States and totaled, net of valuation allowance, $3.69 billion and $4.17 billion as of December 31, 2014 and 2013, respectively. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The following table shows the principal geographic distribution of commercial real estate represented in the Company's mortgage loan portfolio. No other state represented more than 5% of the portfolio as of December 31.

                                                          2014  2013
           (% of mortgage loan portfolio carrying value)  ----  ----
                       California                         24.8% 24.0%
                       Illinois                            9.2   9.7
                       New Jersey                          8.3   7.2
                       Texas                               7.7   6.3
                       New York                            6.0   6.2
                       Florida                             4.7   5.2
                       District of Columbia                2.0   5.4

   The types of properties collateralizing the mortgage loans as of December 31 are as follows:

                                                          2014   2013
          (% of mortgage loan portfolio carrying value)  -----  -----
                       Office buildings                   25.6%  28.3%
                       Retail                             24.1   22.9
                       Apartment complex                  20.0   19.2
                       Warehouse                          18.1   18.6
                       Other                              12.2   11.0
                                                         -----  -----
                          Total                          100.0% 100.0%
                                                         =====  =====

   The contractual maturities of the mortgage loan portfolio as of December 31, 2014 are as follows:

                                     Number  Carrying
                                    of loans  value   Percent
                   ($ in millions)  -------- -------- -------
                     2015              21     $  236     6.4%
                     2016              27        217     5.9
                     2017              35        395    10.7
                     2018              30        345     9.4
                     Thereafter       185      2,493    67.6
                                      ---     ------   -----
                       Total          298     $3,686   100.0%
                                      ===     ======   =====

   Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable that the Company will not collect the contractual principal and interest. Valuation allowances are established for impaired loans to reduce the carrying value to the fair value of the collateral less costs to sell or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Impaired mortgage loans may not have a valuation allowance when the fair value of the collateral less costs to sell is higher than the carrying value. Valuation allowances are adjusted for subsequent changes in the fair value of the collateral less costs to sell. Mortgage loans are charged off against their corresponding valuation allowances when there is no reasonable expectation of recovery. The impairment evaluation is non-statistical in respect to the aggregate portfolio but considers facts and circumstances attributable to each loan. It is not considered probable that additional impairment losses, beyond those identified on a specific loan basis, have been incurred as of December 31, 2014.

   Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

   Debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment. Debt service coverage ratio represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. Debt service coverage ratio estimates are updated annually or more frequently if conditions are warranted based on the Company's credit monitoring process.

   The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by debt service coverage ratio distribution as of December 31.

                                                    2014                            2013
($ in millions)                        ------------------------------- -------------------------------
                                       Fixed rate Variable rate        Fixed rate Variable rate
                                        mortgage    mortgage            mortgage    mortgage
Debt service coverage                    loans        loans     Total    loans        loans     Total
ratio distribution                     ---------- ------------- ------ ---------- ------------- ------
Below 1.0                                $  110        $--      $  110   $  153        $--      $  153
1.0 - 1.25                                  387         --         387      560         --         560
1.26 - 1.50                               1,118          1       1,119    1,167          2       1,169
Above 1.50                                2,054         --       2,054    2,176         38       2,214
                                         ------        ---      ------   ------        ---      ------
   Total non-impaired mortgage loans     $3,669        $ 1      $3,670   $4,056        $40      $4,096
                                         ======        ===      ======   ======        ===      ======

   Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable term, the decrease in cash flows from the properties is considered temporary, or there are other risk mitigating circumstances such as additional collateral, escrow balances or borrower guarantees.

   The net carrying value of impaired mortgage loans as of December 31 is as follows:

                                                               2014 2013
        ($ in millions)                                        ---- ----
        Impaired mortgage loans with a valuation allowance     $16  $77
        Impaired mortgage loans without a valuation allowance   --   --
                                                               ---  ---
        Total impaired mortgage loans                          $16  $77
                                                               ===  ===
        Valuation allowance on impaired mortgage loans         $ 8  $21

   The average balance of impaired loans was $26 million, $86 million and $202 million during 2014, 2013 and 2012, respectively.

   The rollforward of the valuation allowance on impaired mortgage loans for the years ended December 31 is as follows:

                                                      2014 2013  2012
          ($ in millions)                             ---- ----  ----
          Beginning balance                           $21  $ 42  $ 63
          Net decrease in valuation allowance          (5)  (11)   (5)
          Charge offs                                  (8)   (8)  (16)
          Mortgage loans classified as held for sale   --    (2)   --
                                                      ---  ----  ----
          Ending balance                              $ 8  $ 21  $ 42
                                                      ===  ====  ====

   Payments on all mortgage loans were current as of December 31, 2014 and 2013.

Municipal bonds

   The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company's portfolio as of December 31. No other state represents more than 5% of the portfolio.

                                                          2014  2013
          (% of municipal bond portfolio carrying value)  ----  ----
                           California                     17.0% 15.9%
                           Texas                          13.6  13.5
                           Oregon                          5.8   5.4
                           Illinois                        5.3   5.1
                           New Jersey                      5.1   5.2
                           New York                        4.9   5.2

Concentration of credit risk

   As of December 31, 2014, the Company is not exposed to any credit concentration risk of a single issuer and its affiliates greater than 10% of the Company's shareholder's equity.

Securities loaned

   The Company's business activities include securities lending programs with third parties, mostly large banks. As of December 31, 2014 and 2013, fixed income securities with a carrying value of $492 million and $312 million, respectively, were on loan under these agreements. Interest income on collateral, net of fees, was $1 million in each of 2014, 2013 and 2012.

Other investment information

   Included in fixed income securities are below investment grade assets totaling $3.31 billion and $2.89 billion as of December 31, 2014 and 2013, respectively.

   As of December 31, 2014, fixed income securities and short-term investments with a carrying value of $43 million were on deposit with regulatory authorities as required by law.

   As of December 31, 2014, the carrying value of fixed income securities that were non-income producing was $14 million.

7. Fair Value of Assets and Liabilities

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Consolidated Statements of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1:  Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2:  Assets and liabilities whose values are based on the following:
          (a)Quoted prices for similar assets or liabilities in active markets;
          (b)Quoted prices for identical or similar assets or liabilities in markets that are not active; or
          (c)Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3:  Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

   The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

   The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

   The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy. The first is where specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company's use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

   The second situation where the Company classifies securities in Level 3 is where quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

   Certain assets are not carried at fair value on a recurring basis, including investments such as mortgage loans, limited partnership interests, bank loans and policy loans. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to remeasurement at fair value after initial recognition and the resulting remeasurement is reflected in the consolidated financial statements. In addition, derivatives embedded in fixed income securities are not disclosed in the hierarchy as free-standing derivatives since they are presented with the host contracts in fixed income securities.

   In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Summary of significant valuation techniques for assets and liabilities measured at fair value on a recurring basis

Level 1 measurements

.. Fixed income securities: Comprise certain U.S. Treasury fixed income securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

.. Equity securities: Comprise actively traded, exchange-listed equity securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

.. Short-term: Comprise actively traded money market funds that have daily quoted net asset values for identical assets that the Company can access.

.. Separate account assets: Comprise actively traded mutual funds that have daily quoted net asset values for identical assets that the Company can access. Net asset values for the actively traded mutual funds in which the separate account assets are invested are obtained daily from the fund managers.

.. Assets held for sale: Comprise U.S. Treasury fixed income securities, short-term investments and separate account assets. The valuation is based on the respective asset type as described above.

Level 2 measurements

..  Fixed income securities:

   U.S. government and agencies: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

   Municipal: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

   Corporate, including privately placed: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Also included are privately placed securities valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.

   Foreign government: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

   ABS and RMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

   CMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, collateral performance and credit spreads.

   Redeemable preferred stock: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads.

.. Equity securities: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

.. Short-term: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. For certain short-term investments, amortized cost is used as the best estimate of fair value.

.. Other investments: Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active.

   OTC derivatives, including interest rate swaps, foreign currency swaps, foreign exchange forward contracts, certain options and certain credit default swaps, are valued using models that rely on inputs such as interest rate yield curves, currency rates, and counterparty credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

.. Assets held for sale: Comprise U.S. government and agencies, municipal, corporate, foreign government, ABS, RMBS and CMBS fixed income securities, and short-term investments. The valuation is based on the respective asset type as described above.

Level 3 measurements

..  Fixed income securities:

   Municipal: Comprise municipal bonds that are not rated by third party credit rating agencies but are rated by the National Association of Insurance Commissioners ("NAIC"). The primary inputs to the valuation of these municipal bonds include quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. Also included are municipal bonds valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Also includes auction rate securities ("ARS") primarily backed by student loans that have become illiquid due to failures in the auction market and are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, including the anticipated date liquidity will return to the market.

   Corporate, including privately placed: Primarily valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Also included are equity-indexed notes which are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, such as volatility. Other inputs include an interest rate yield curve, as well as published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer.

   ABS, RMBS and CMBS: Valued based on non-binding broker quotes received from brokers who are familiar with the investments and where the inputs have not been corroborated to be market observable.

.. Equity securities: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

.. Other investments: Certain OTC derivatives, such as interest rate caps, certain credit default swaps and certain options (including swaptions), are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

.. Assets held for sale: Comprise municipal, corporate, ABS and CMBS fixed income securities that were classified as held for sale as of December 31, 2013. The valuation is based on the respective asset type as described above.

.. Contractholder funds: Derivatives embedded in certain life and annuity contracts are valued internally using models widely accepted in the financial services industry that determine a single best estimate of fair value for the embedded derivatives within a block of contractholder liabilities. The models primarily use stochastically determined cash flows based on the contractual elements of embedded derivatives, projected option cost and applicable market data, such as interest rate yield curves and equity index volatility assumptions. These are categorized as Level 3 as a result of the significance of non-market observable inputs.

.. Liabilities held for sale: Comprise derivatives embedded in life and annuity contracts that were classified as held for sale as of December 31, 2013. The valuation is the same as described above for contractholder funds.

Assets and liabilities measured at fair value on a non-recurring basis

   Mortgage loans written-down to fair value in connection with recognizing impairments are valued based on the fair value of the underlying collateral less costs to sell. Limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments are valued using net asset values. The carrying value of the LBL business was written-down to fair value in connection with being classified as held for sale.

   The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2014.

                                       Quoted prices   Significant
                                         in active        other    Significant  Counterparty
                                        markets for    observable  unobservable   and cash   Balance as of
                                      identical assets   inputs       inputs     collateral  December 31,
                                         (Level 1)      (Level 2)   (Level 3)     netting        2014
($ in millions)                       ---------------- ----------- ------------ ------------ -------------
Assets
   Fixed income securities:
       U.S. government and
         agencies                          $  147        $   623      $   --                    $   770
       Municipal                               --          3,556         106                      3,662
       Corporate                               --         20,193         792                     20,985
       Foreign government                      --            735          --                        735
       ABS                                     --            636         129                        765
       RMBS                                    --            605          --                        605
       CMBS                                    --            578           1                        579
       Redeemable preferred
         stock                                 --             16          --                         16
                                           ------        -------      ------                    -------
          Total fixed income
            securities                        147         26,942       1,028                     28,117
   Equity securities                          927              6          37                        970
   Short-term investments                      90            767          --                        857
   Other investments:
     Free-standing derivatives                 --             90           2       $  (2)            90
   Separate account assets                  4,396             --          --                      4,396
   Other assets                                 1             --           1                          2
                                           ------        -------      ------       -----        -------
          Total recurring
            basis assets                    5,561         27,805       1,068          (2)        34,432
       Non-recurring
         basis /(1)/                           --             --           9                          9
                                           ------        -------      ------       -----        -------
Total assets at fair value                 $5,561        $27,805      $1,077       $  (2)       $34,441
                                           ======        =======      ======       =====        =======
% of total assets at fair
  value                                      16.2%          80.7%        3.1%        -- %           100%

Liabilities
       Contractholder funds:
         Derivatives embedded
         in life and annuity
         contracts                         $   --        $    --      $ (323)                   $  (323)
   Other liabilities:
     Free-standing derivatives                 --            (24)         (9)      $   2            (31)
                                           ------        -------      ------       -----        -------
Total liabilities at fair
  value                                    $   --        $   (24)     $ (332)      $   2        $  (354)
                                           ======        =======      ======       =====        =======
% of total liabilities at
  fair value                                  -- %           6.8%       93.8%       (0.6)%          100%

--------
/(1)/Includes $6 million of mortgage loans and $3 million of limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments.

   The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2013.

                                                             Quoted prices   Significant
                                                               in active        other    Significant  Counterparty
                                                              markets for    observable  unobservable   and cash   Balance as of
                                                            identical assets   inputs       inputs     collateral  December 31,
                                                               (Level 1)      (Level 2)   (Level 3)     netting        2013
($ in millions)                                             ---------------- ----------- ------------ ------------ -------------
Assets
   Fixed income securities:
       U.S. government and agencies                              $  145        $   621     $     --                  $    766
       Municipal                                                     --          3,185          119                     3,304
       Corporate                                                     --         20,308        1,008                    21,316
       Foreign government                                            --            792           --                       792
       ABS                                                           --            895          112                     1,007
       RMBS                                                          --            790           --                       790
       CMBS                                                          --            763            1                       764
       Redeemable preferred stock                                    --             16            1                        17
                                                                 ------        -------     --------                  --------
              Total fixed income securities                         145         27,370        1,241                    28,756
   Equity securities                                                593             51            6                       650
   Short-term investments                                           129            461           --                       590
   Other investments: Free-standing derivatives                      --            268            9      $ (11)           266
   Separate account assets                                        5,039             --           --                     5,039
   Assets held for sale                                           1,854          9,812          362                    12,028
                                                                 ------        -------     --------      -----       --------
          Total recurring basis assets                            7,760         37,962        1,618        (11)        47,329
   Non-recurring basis /(1)/                                         --             --           17                        17
                                                                 ------        -------     --------      -----       --------
Total assets at fair value                                       $7,760        $37,962     $  1,635      $ (11)      $ 47,346
                                                                 ======        =======     ========      =====       ========
% of total assets at fair value                                    16.4%          80.2%         3.4%       -- %           100%

Liabilities
   Contractholder funds: Derivatives embedded in life and
     annuity contracts                                           $   --        $    --     $   (307)                 $   (307)
   Other liabilities: Free-standing derivatives                      --           (185)         (14)     $   7           (192)
   Liabilities held for sale                                         --             --         (246)                     (246)
                                                                 ------        -------     --------      -----       --------
          Total recurring basis liabilities                          --           (185)        (567)         7           (745)
   Non-recurring basis /(2)/                                         --             --      (11,088)                  (11,088)
                                                                 ------        -------     --------      -----       --------
Total liabilities at fair value                                  $   --        $  (185)    $(11,655)     $   7       $(11,833)
                                                                 ======        =======     ========      =====       ========
% of total liabilities at fair value                                -- %           1.6%        98.5%      (0.1)%          100%

--------
/(1)/Includes $8 million of mortgage loans and $9 million of limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments.
/(2)/Relates to LBL business held for sale (see Note 3). The total fair value measurement includes $15,593 million of assets held for sale and $(14,899) million of liabilities held for sale, less $12,028 million of assets and $(246) million of liabilities measured at fair value on a recurring basis.

   The following table summarizes quantitative information about the significant unobservable inputs used in Level 3 fair value measurements.

                                                       Valuation               Unobservable                  Weighted
                                    Fair value         technique                   input            Range    average
($ in millions)                     ---------- --------------------------- ---------------------- ---------  --------
December 31, 2014
Derivatives embedded in life and      $(278)   Stochastic cash flow model  Projected option cost  1.0 - 2.0%   1.76%
  annuity contracts - Equity-
  indexed and forward starting
  options
December 31, 2013
Derivatives embedded in life and      $(247)   Stochastic cash flow model  Projected option cost  1.0 - 2.0%   1.75%
  annuity contracts - Equity-
  indexed and forward starting
  options
Liabilities held for sale - Equity-   $(246)   Stochastic cash flow model  Projected option cost  1.0 - 2.0%   1.91%
  indexed and forward starting
  options

   If the projected option cost increased (decreased), it would result in a higher (lower) liability fair value.

   As of December 31, 2014 and 2013, Level 3 fair value measurements include $914 million and $1.15 billion, respectively, of fixed income securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. As of December 31, 2013, Level 3 fair value measurements for assets held for sale include $319 million of fixed income securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. The Company does not develop the unobservable inputs used in measuring fair value; therefore, these are not included in the table above. However, an increase (decrease) in credit spreads for fixed income securities valued based on non-binding broker quotes would result in a lower (higher) fair value.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2014.

                                                        Total gains (losses)
                                                           included in:
                                                        -------------------
                                       Balance as of                           Transfers    Transfers
                                        December 31,        Net                  into        out of
                                            2013        income /(1)/   OCI      Level 3      Level 3
($ in millions)                       ----------------  -----------   -----   ----------- -------------
Assets
   Fixed income securities:
       Municipal                           $  119          $ --       $  18      $  --       $  (17)
       Corporate                            1,008            20         (14)        85         (114)
       ABS                                    112            --           3         16          (12)
       CMBS                                     1            --          --         --           (4)
       Redeemable preferred
         stock                                  1            --          --         --           --
                                           ------          ----       -----      -----       ------
          Total fixed income
            securities                      1,241            20           7        101         (147)
   Equity securities                            6            --          (1)        --           (1)
   Free-standing derivatives,
     net                                       (5)           --          --         --           --
   Other assets                                --             1          --         --           --
   Assets held for sale                       362            (1)          2          4           (2)
                                           ------          ----       -----      -----       ------
          Total recurring
            Level 3 assets                 $1,604          $ 20       $   8      $ 105       $ (150)
                                           ======          ====       =====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                             $ (307)         $ (8)      $  --      $  --       $   --
   Liabilities held for sale                 (246)           17          --         --           --
                                           ------          ----       -----      -----       ------
          Total recurring
            Level 3
            liabilities                    $ (553)         $  9       $  --      $  --       $   --
                                           ======          ====       =====      =====       ======

                                                                                          Balance as of
                                        Sold in LBL     Purchases/                        December 31,
                                      disposition /(3)/ Issues /(4)/  Sales   Settlements     2014
                                      ----------------  -----------   -----   ----------- -------------
Assets
   Fixed income securities:
       Municipal                           $   --          $ --       $ (11)     $  (3)      $  106
       Corporate                               --            20        (109)      (104)         792
       ABS                                     --            21          --        (11)         129
       CMBS                                     4            --          --         --            1
       Redeemable preferred
         stock                                 --            --          (1)        --           --
                                           ------          ----       -----      -----       ------
          Total fixed income
            securities                          4            41        (121)      (118)       1,028
   Equity securities                           --            39          (6)        --           37
   Free-standing derivatives,
     net                                       --             2          --         (4)          (7)/(2)/
   Other assets                                --            --          --         --            1
   Assets held for sale                      (351)           --          (8)        (6)          --
                                           ------          ----       -----      -----       ------
          Total recurring
            Level 3 assets                 $ (347)         $ 82       $(135)     $(128)      $1,059
                                           ======          ====       =====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                             $   --          $(14)      $  --      $   6       $ (323)
   Liabilities held for sale                  230            (4)         --          3           --
                                           ------          ----       -----      -----       ------
          Total recurring
            Level 3
            liabilities                    $  230          $(18)      $  --      $   9       $ (323)
                                           ======          ====       =====      =====       ======

--------
/(1)/The effect to net income totals $29 million and is reported in the Consolidated Statements of Operations and Comprehensive Income as follows:
     $11 million in realized capital gains and losses, $12 million in net investment income, $(5) million in interest credited to contractholder funds, $15 million in contract benefits and $(4) million in loss on disposition of operations.
/(2)/Comprises $2 million of assets and $9 million of liabilities. /(3)/Includes transfers from held for sale that took place in first quarter
     2014 of $4 million for CMBS and $(4) million for Assets held for sale. /(4)/Represents purchases for assets and issues for liabilities.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2013.

                                                    Total gains (losses)
                                                       included in:
                                                    -------------------
                                      Balance as of                        Transfers    Transfers
                                      December 31,      Net                  into        out of
                                          2012      income /(1)/   OCI      Level 3      Level 3
($ in millions)                       ------------- -----------   -----   ----------- -------------
Assets
Fixed income securities:
   Municipal                             $  338        $ (12)     $  19      $  --       $   --
   Corporate                              1,501           32        (32)        84         (172)
   ABS                                      199           (2)        30         17          (16)
   RMBS                                      --           --         --         --           --
   CMBS                                      21           (1)         3         --           --
   Redeemable preferred stock                 1           --         --         --           --
                                         ------        -----      -----      -----       ------
       Total fixed income
         securities                       2,060           17         20        101         (188)
Equity securities                             7           --         --         --           --
Free-standing derivatives, net              (27)          19         --         --           --
Other assets                                  1           (1)        --         --           --
Assets held for sale                         --           (2)        (6)        13          (13)
                                         ------        -----      -----      -----       ------
       Total recurring Level
         3 assets                        $2,041        $  33      $  14      $ 114       $ (201)
                                         ======        =====      =====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                           $ (553)       $  89      $  --      $  --       $   --
   Liabilities held for sale                 --           20         --         --           --
                                         ------        -----      -----      -----       ------
   Total recurring Level 3
     liabilities                         $ (553)       $ 109      $  --      $  --       $   --
                                         ======        =====      =====      =====       ======

                                                                                      Balance as of
                                       Transfer to  Purchases/                        December 31,
                                      held for sale Issues /(2)/  Sales   Settlements     2013
                                      ------------- -----------   -----   ----------- -------------
Assets
Fixed income securities:
       Municipal                         $  (51)       $  --      $(173)     $  (2)      $  119
       Corporate                           (244)         145       (173)      (133)       1,008
       ABS                                  (85)          --         (8)       (23)         112
       RMBS                                  --           --         --         --           --
       CMBS                                  (5)          --        (17)        --            1
       Redeemable preferred
         stock                               --           --         --         --            1
                                         ------        -----      -----      -----       ------
          Total fixed income
            securities                     (385)         145       (371)      (158)       1,241
   Equity securities                         --           --         (1)        --            6
   Free-standing derivatives,
     net                                     --            9         --         (6)          (5)/(3)/
   Other assets                              --           --         --         --           --
   Assets held for sale                     385           --        (10)        (5)         362
                                         ------        -----      -----      -----       ------
          Total recurring
            Level 3 assets               $   --        $ 154      $(382)     $(169)      $1,604
                                         ======        =====      =====      =====       ======
Liabilities
       Contractholder funds:
         Derivatives embedded
         in life and annuity
         contracts                       $  265        $(111)     $  --      $   3       $ (307)
       Liabilities held for
         sale                              (265)          (6)        --          5         (246)
                                         ------        -----      -----      -----       ------
       Total recurring
         Level 3 liabilities             $   --        $(117)     $  --      $   8       $ (553)
                                         ======        =====      =====      =====       ======

--------
/(1)/The effect to net income totals $142 million and is reported in the Consolidated Statements of Operations and Comprehensive Income as follows:
     $20 million in realized capital gains and losses, $14 million in net investment income, $40 million in interest credited to contractholder funds, $74 million in contract benefits and $(6) million in loss on disposition of operations.
/(2)/Represents purchases for assets and issues for liabilities.
/(3)/Comprises $9 million of assets and $14 million of liabilities.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2012.

                                                         Total gains (losses)
                                                            included in:
                                                         -------------------
                                           Balance as of                        Transfers    Transfers
                                           December 31,      Net                  into        out of
                                               2011      income /(1)/   OCI      Level 3      Level 3
($ in millions)                            ------------- -----------   ------  ----------- -------------
Assets
Fixed income securities:
   Municipal                                  $  387        $  (5)      $ 22      $  53       $  (10)
   Corporate                                   1,319           20         63        381          (64)
   ABS                                           254           24         59         42           (7)
   RMBS                                           47           --         --         --          (47)
   CMBS                                           30           (4)        10         --           --
   Redeemable preferred stock                      1           --         --         --           --
                                              ------        -----       ----      -----       ------
       Total fixed income
         securities                            2,038           35        154        476         (128)
Equity securities                                 14           --         --         --           --
Free-standing derivatives, net                   (88)          25         --         --           --
Other assets                                       1           --         --         --           --
                                              ------        -----       ----      -----       ------
       Total recurring
         Level 3 assets                       $1,965        $  60       $154      $ 476       $ (128)
                                              ======        =====       ====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                                $ (723)       $ 168       $ --      $  --       $   --
                                              ------        -----       ----      -----       ------
   Total recurring Level 3
     liabilities                              $ (723)       $ 168       $ --      $  --       $   --
                                              ======        =====       ====      =====       ======

                                                                                           Balance as of
                                                                                           December 31,
                                             Purchases      Sales      Issues  Settlements     2012
                                           ------------- -----------   ------  ----------- -------------
Assets
   Fixed income securities:
       Municipal                              $   --        $(107)      $ --      $  (2)      $  338
       Corporate                                 125         (223)        --       (120)       1,501
       ABS                                        11         (165)        --        (19)         199
       RMBS                                       --           --         --         --           --
       CMBS                                       --           --         --        (15)          21
       Redeemable preferred
         stock                                     1           (1)        --         --            1
                                              ------        -----       ----      -----       ------
          Total fixed income
            securities                           137         (496)        --       (156)       2,060
   Equity securities                               5          (12)        --         --            7
   Free-standing derivatives,
     net                                          27           --         --          9          (27)/(2)/
   Other assets                                   --           --         --         --            1
                                              ------        -----       ----      -----       ------
              Total recurring
                Level 3 assets                $  169        $(508)      $ --      $(147)      $2,041
                                              ======        =====       ====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                                $   --        $  --       $(79)     $  81       $ (553)
                                              ------        -----       ----      -----       ------
   Total recurring Level 3
     liabilities                              $   --        $  --       $(79)     $  81       $ (553)
                                              ======        =====       ====      =====       ======

--------
/(1)/The effect to net income totals $228 million and is reported in the Consolidated Statements of Operations and Comprehensive Income as follows:$38 million in realized capital gains and losses, $22 million in net investment income, $132 million in interest credited to contractholder funds and $36 million in contract benefits.
/(2)/Comprises $3 million of assets and $30 million of liabilities.

   Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source. For example, in situations where a fair value quote is not provided by the Company's independent third-party valuation service provider and as a result the price is stale or has been replaced with a broker quote whose inputs have not been corroborated to be market observable, the security is transferred into Level 3. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table.

   There were no transfers between Level 1 and Level 2 during 2014 or 2013. During 2012, certain U.S. government securities were transferred into Level 1 from Level 2 as a result of increased liquidity in the market and a sustained increase in the market activity for these assets.

   Transfers into Level 3 during 2014, 2013 and 2012 included situations where a fair value quote was not provided by the Company's independent third-party valuation service provider and as a result the price was stale or had been replaced with a broker quote where the inputs had not been corroborated to be market observable resulting in the security being classified as Level
3. Transfers out of Level 3 during 2014, 2013 and 2012 included situations where a broker quote was used in the prior period and a fair value quote became available from the Company's independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

   The following table provides the change in unrealized gains and losses included in net income for Level 3 assets and liabilities held as of December 31.

                                                                              2014 2013  2012
($ in millions)                                                               ---- ----  ----
Assets
   Fixed income securities:
       Municipal                                                              $(1) $ (4) $ --
       Corporate                                                               11    13    15
       ABS                                                                     --    (2)   --
       CMBS                                                                     1    (2)   (3)
                                                                              ---  ----  ----
          Total fixed income securities                                        11     5    12
   Equity securities                                                           --    --    --
   Free-standing derivatives, net                                               5    10     6
   Other assets                                                                 1    (1)   --
   Assets held for sale                                                        --    (2)   --
                                                                              ---  ----  ----
          Total recurring Level 3 assets                                      $17  $ 12  $ 18
                                                                              ===  ====  ====
Liabilities
   Contractholder funds: Derivatives embedded in life and annuity contracts   $(8) $ 89  $168
   Liabilities held for sale                                                   17    20    --
                                                                              ---  ----  ----
          Total recurring Level 3 liabilities                                 $ 9  $109  $168
                                                                              ===  ====  ====

   The amounts in the table above represent the change in unrealized gains and losses included in net income for the period of time that the asset or liability was determined to be in Level 3. These gains and losses total $26 million in 2014 and are reported as follows: $4 million in realized capital gains and losses, $12 million in net investment income, $(5) million in interest credited to contractholder funds and $15 million in contract benefits. These gains and losses total $121 million in 2013 and are reported as follows:
$9 million in realized capital gains and losses, $9 million in net investment income, $35 million in interest credited to contractholder funds, $74 million in contract benefits and $(6) million in loss on disposition of operations. These gains and losses total $186 million in 2012 and are reported as follows: $19 million in net investment income, $131 million in interest credited to contractholder funds and $36 million in contract benefits.

   Presented below are the carrying values and fair value estimates of financial instruments not carried at fair value.

Financial assets

                                         December 31, 2014 December 31, 2013
       ($ in millions)                   ----------------- -----------------
                                         Carrying  Fair    Carrying  Fair
                                          value    value    value    value
                                         --------  ------  --------  ------
       Mortgage loans                     $3,686   $3,922   $4,173   $4,300
       Cost method limited partnerships      508      686      605      799
       Bank loans                            431      427      160      161
       Agent loans                           368      361      341      325
       Notes due from related party          275      275      275      275
       Assets held for sale                   --       --    1,458    1,532

   The fair value of mortgage loans, including those classified as assets held for sale, is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral. The fair value of cost method limited partnerships is determined using reported net asset values of the underlying funds. The fair value of bank loans, which are reported in other investments or assets held for sale, is based on broker quotes from brokers familiar with the loans and current market conditions. The fair value of agent loans, which are reported in other investments, is based on discounted cash flow calculations that use discount rates with a spread over U.S. Treasury rates. Assumptions used in developing estimated cash flows and discount rates consider the loan's credit and liquidity risks. The fair value of notes due from related party, which are reported in other investments, is based on discounted cash flow calculations using current interest rates for instruments with comparable terms. The fair value measurements for mortgage loans, cost method limited partnerships, bank loans, agent loans, notes due from related party and assets held for sale are categorized as Level 3.

Financial liabilities

                                              December 31, 2014 December 31, 2013
($ in millions)                               ----------------  ----------------
                                              Carrying   Fair   Carrying   Fair
                                               value     value   value     value
                                              --------  ------- --------  -------
Contractholder funds on investment contracts  $13,708   $14,364 $15,542   $16,198
Notes due to related parties                      275       275     282       282
Liability for collateral                          510       510     328       328
Liabilities held for sale                          --        --   7,417     7,298

   The fair value of contractholder funds on investment contracts, including those classified as liabilities held for sale, is based on the terms of the underlying contracts utilizing prevailing market rates for similar contracts adjusted for the Company's own credit risk. Deferred annuities included in contractholder funds are valued using discounted cash flow models which incorporate market value margins, which are based on the cost of holding economic capital, and the Company's own credit risk. Immediate annuities without life contingencies and fixed rate funding agreements are valued at the present value of future benefits using market implied interest rates which include the Company's own credit risk. The fair value measurements for contractholder funds on investment contracts and liabilities held for sale are categorized as Level 3.

   The fair value of notes due to related parties is based on discounted cash flow calculations using current interest rates for instruments with comparable terms and considers the Company's own credit risk. The liability for collateral is valued at carrying value due to its short-term nature. The fair value measurements for liability for collateral are categorized as Level 2. The fair value measurements for notes due to related parties are categorized as Level 3.

8. Derivative Financial Instruments and Off-balance sheet Financial Instruments

   The Company uses derivatives to manage risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations, increases in credit spreads and foreign currency fluctuations, and for asset replication.

   Asset-liability management is a risk management strategy that is principally employed to balance the respective interest-rate sensitivities of the Company's assets and liabilities. Depending upon the attributes of the assets acquired and liabilities issued, derivative instruments such as interest rate swaps, caps, swaptions and futures are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. The Company uses financial futures and interest rate swaps to hedge anticipated asset purchases and liability issuances and futures and options for hedging the equity exposure contained in its equity indexed life and annuity product contracts that offer equity returns to contractholders. In addition, the Company uses interest rate swaps to hedge interest rate risk inherent in funding agreements. The Company uses foreign currency swaps and forwards primarily to reduce the foreign currency risk associated with holding foreign currency denominated investments. Credit default swaps are typically used to mitigate the credit risk within the Company's fixed income portfolio.

   The Company may also use derivatives to manage the risk associated with corporate actions, including the sale of a business. During 2014 and December 2013, swaptions were utilized to hedge the expected proceeds from the disposition of LBL.

   Asset replication refers to the "synthetic" creation of assets through the use of derivatives and primarily investment grade host bonds to replicate securities that are either unavailable in the cash markets or more economical to acquire in synthetic form. The Company replicates fixed income securities using a combination of a credit default swap and one or more highly rated fixed income securities to synthetically replicate the economic characteristics of one or more cash market securities.

   The Company also has derivatives embedded in non-derivative host contracts that are required to be separated from the host contracts and accounted for at fair value with changes in fair value of embedded derivatives reported in net income. The Company's primary embedded derivatives are equity options in life and annuity product contracts, which provide equity returns to contractholders; conversion options in fixed income securities, which provide the Company with the right to convert the instrument into a predetermined number of shares of common stock; credit default swaps in synthetic collateralized debt obligations, which provide enhanced coupon rates as a result of selling credit protection; and equity-indexed notes containing equity call options, which provide a coupon payout that is determined using one or more equity-based indices.

   When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The Company designates certain of its interest rate and foreign currency swap contracts and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item. The Company designates certain of its foreign currency swap contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk that could affect net income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged item affects net income.

   The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements. However, the notional amounts specified in credit default swaps where the Company has sold credit protection represent the maximum amount of potential loss, assuming no recoveries.

   Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive or pay to terminate the derivative contracts at the reporting date. The carrying value amounts for OTC derivatives are further adjusted for the effects, if any, of enforceable master netting agreements and are presented on a net basis, by counterparty agreement, in the Consolidated Statements of Financial Position. For certain exchange traded and cleared derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of December 31, 2014, the Company pledged $30 million of cash and securities in the form of margin deposits.

   For those derivatives which qualify for fair value hedge accounting, net income includes the changes in the fair value of both the derivative instrument and the hedged risk, and therefore reflects any hedging ineffectiveness. For cash flow hedges, gains and losses are amortized from accumulated other comprehensive income and are reported in net income in the same period the forecasted transactions being hedged impact net income.

   Non-hedge accounting is generally used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements to permit the application of hedge accounting. For non-hedge derivatives, net income includes changes in fair value and accrued periodic settlements, when applicable. With the exception of non-hedge derivatives used for asset replication and non-hedge embedded derivatives, all of the Company's derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis.

   The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Consolidated Statement of Financial Position as of December 31, 2014.

                                                                                                     Volume /(1)/
($ in millions, except number of contracts)                                                       ------------------
                                                                                                            Number    Fair
                                                                                                  Notional    of     value, Gross
                                                                    Balance sheet location         amount  contracts  net   asset
                                                             ------------------------------------ -------- --------- ------ -----
Asset derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                                   Other investments            $   85      n/a   $   3   $ 3
                                                                                                   ------    -----   -----   ---
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate cap agreements                                       Other investments               163      n/a       2     2
Equity and index contracts
   Options                                                            Other investments                --    3,225      83    83
   Financial futures contracts                                           Other assets                  --      704       1     1
Foreign currency contracts
   Foreign currency forwards                                          Other investments                57      n/a      --    --
Credit default contracts
   Credit default swaps - buying protection                           Other investments                19      n/a      --    --
   Credit default swaps - selling protection                          Other investments                80      n/a       2     2
Other contracts
   Other contracts                                                       Other assets                   3      n/a       1     1
                                                                                                   ------    -----   -----   ---
       Subtotal                                                                                       322    3,929      89    89
                                                                                                   ------    -----   -----   ---
Total asset derivatives                                                                            $  407    3,929   $  92   $92
                                                                                                   ======    =====   =====   ===
Liability derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                          Other liabilities & accrued expenses  $   50      n/a   $  (1)  $--
                                                                                                   ------    -----   -----   ---
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swap agreements                             Other liabilities & accrued expenses      85      n/a       1     1
   Interest rate cap agreements                              Other liabilities & accrued expenses      11      n/a      --    --
   Financial futures contract                                Other liabilities & accrued expenses      --      200      --    --
Equity and index contracts
   Options and futures                                       Other liabilities & accrued expenses      --    3,131     (22)   --
Foreign currency contracts
   Foreign currency forwards                                 Other liabilities & accrued expenses      36      n/a       1     1
Embedded derivative financial instruments
   Guaranteed accumulation benefits                                  Contractholder funds             615      n/a     (32)   --
   Guaranteed withdrawal benefits                                    Contractholder funds             425      n/a     (13)   --
   Equity-indexed and forward starting options in life and
     annuity product contracts                                       Contractholder funds           1,786      n/a    (278)   --
   Other embedded derivative financial instruments                   Contractholder funds              85      n/a      --    --
Credit default contracts
   Credit default swaps - buying protection                  Other liabilities & accrued expenses      49      n/a      (1)   --
   Credit default swaps - selling protection                 Other liabilities & accrued expenses     100      n/a      (9)   --
                                                                                                   ------    -----   -----   ---
       Subtotal                                                                                     3,192    3,331    (353)    2
                                                                                                   ------    -----   -----   ---
Total liability derivatives                                                                         3,242    3,331    (354)  $ 2
                                                                                                   ======    =====   =====   ===
Total derivatives                                                                                  $3,649    7,260   $(262)
                                                                                                   ======    =====   =====

($ in millions, except number of contracts)

                                                               Gross
                                                             liability
                                                             ---------
Asset derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                            $  --
                                                               -----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate cap agreements                                   --
Equity and index contracts
   Options                                                        --
   Financial futures contracts                                    --
Foreign currency contracts
   Foreign currency forwards                                      --
Credit default contracts
   Credit default swaps - buying protection                       --
   Credit default swaps - selling protection                      --
Other contracts
   Other contracts                                                --
                                                               -----
       Subtotal                                                   --
                                                               -----
Total asset derivatives                                        $  --
                                                               =====
Liability derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                            $  (1)
                                                               -----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swap agreements                                  --
   Interest rate cap agreements                                   --
   Financial futures contract                                     --
Equity and index contracts
   Options and futures                                           (22)
Foreign currency contracts
   Foreign currency forwards                                      --
Embedded derivative financial instruments
   Guaranteed accumulation benefits                              (32)
   Guaranteed withdrawal benefits                                (13)
   Equity-indexed and forward starting options in life and
     annuity product contracts                                  (278)
   Other embedded derivative financial instruments                --
Credit default contracts
   Credit default swaps - buying protection                       (1)
   Credit default swaps - selling protection                      (9)
                                                               -----
       Subtotal                                                 (355)
                                                               -----
Total liability derivatives                                    $(356)
                                                               =====
Total derivatives

--------
/(1)/Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

   The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Consolidated Statement of Financial Position as of December 31, 2013.

                                                                                                     Volume /(1)/
($ in millions, except number of contracts)                                                       ------------------
                                                                                                            Number    Fair
                                                                                                  Notional    of     value, Gross
                                                                    Balance sheet location         amount  contracts  net   asset
Asset derivatives                                            ------------------------------------ -------- --------- ------ -----
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                                   Other investments           $    16      n/a   $   1  $  1
                                                                                                  -------   ------   -----  ----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swaption agreements                                  Other investments             1,420      n/a      --    --
   Interest rate cap agreements                                       Other investments                61      n/a       2     2
Equity and index contracts
   Options and warrants /(2)/                                         Other investments                 3   10,035     261   261
   Financial futures contracts                                           Other assets                  --      627      --    --
Foreign currency contracts
   Foreign currency forwards                                          Other investments                47      n/a      --    --
Embedded derivative financial instruments
   Credit default swaps                                            Fixed income securities             12      n/a     (12)   --
Credit default contracts
   Credit default swaps - buying protection                           Other investments                 1      n/a      --    --
   Credit default swaps - selling protection                          Other investments                85      n/a       2     2
Other contracts
   Other contracts                                                       Other assets                   4      n/a      --    --
                                                                                                  -------   ------   -----  ----
       Subtotal                                                                                     1,633   10,662     253   265
                                                                                                  -------   ------   -----  ----
Total asset derivatives                                                                           $ 1,649   10,662   $ 254  $266
                                                                                                  =======   ======   =====  ====
Liability derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                          Other liabilities & accrued expenses $   132      n/a   $ (15) $ --
                                                                                                  -------   ------   -----  ----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swap agreements                             Other liabilities & accrued expenses      85      n/a       4     4
   Interest rate swaption agreements                         Other liabilities & accrued expenses   4,570      n/a       1     1
   Interest rate cap agreements                              Other liabilities & accrued expenses     262      n/a       4     4
Equity and index contracts
   Options                                                   Other liabilities & accrued expenses      55   10,035    (165)    2
Embedded derivative financial instruments
   Guaranteed accumulation benefits                                  Contractholder funds             738      n/a     (43)   --
   Guaranteed withdrawal benefits                                    Contractholder funds             506      n/a     (13)   --
   Equity-indexed and forward starting options in life and
     annuity product contracts                                       Contractholder funds           1,693      n/a    (247)   --
                                                                  Liabilities held for sale         2,363      n/a    (246)   --
   Other embedded derivative financial instruments                   Contractholder funds              85      n/a      (4)   --
Credit default contracts
   Credit default swaps - buying protection                  Other liabilities & accrued expenses     171      n/a      (2)   --
   Credit default swaps - selling protection                 Other liabilities & accrued expenses     100      n/a     (15)   --
                                                                                                  -------   ------   -----  ----
       Subtotal                                                                                    10,628   10,035    (726)   11
                                                                                                  -------   ------   -----  ----
Total liability derivatives                                                                        10,760   10,035    (741) $ 11
                                                                                                  =======   ======   =====  ====
Total derivatives                                                                                 $12,409   20,697   $(487)
                                                                                                  =======   ======   =====

($ in millions, except number of contracts)

                                                               Gross
                                                             liability
Asset derivatives                                            ---------
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                            $  --
                                                               -----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swaption agreements                              --
   Interest rate cap agreements                                   --
Equity and index contracts
   Options and warrants /(2)/                                     --
   Financial futures contracts                                    --
Foreign currency contracts
   Foreign currency forwards                                      --
Embedded derivative financial instruments
   Credit default swaps                                          (12)
Credit default contracts
   Credit default swaps - buying protection                       --
   Credit default swaps - selling protection                      --
Other contracts
   Other contracts                                                --
                                                               -----
       Subtotal                                                  (12)
                                                               -----
Total asset derivatives                                        $ (12)
                                                               =====
Liability derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                            $ (15)
                                                               -----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swap agreements                                  --
   Interest rate swaption agreements                              --
   Interest rate cap agreements                                   --
Equity and index contracts
   Options                                                      (167)
Embedded derivative financial instruments
   Guaranteed accumulation benefits                              (43)
   Guaranteed withdrawal benefits                                (13)
   Equity-indexed and forward starting options in life and
     annuity product contracts                                  (247)
                                                                (246)
   Other embedded derivative financial instruments                (4)
Credit default contracts
   Credit default swaps - buying protection                       (2)
   Credit default swaps - selling protection                     (15)
                                                               -----
       Subtotal                                                 (737)
                                                               -----
Total liability derivatives                                    $(752)
                                                               =====
Total derivatives

--------
/(1)/Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)
/(2)/In addition to the number of contracts presented in the table, the Company held 837,100 stock warrants. Stock warrants can be converted to cash upon sale of those instruments or exercised for shares of common stock.

   The following table provides gross and net amounts for the Company's OTC derivatives, all of which are subject to enforceable master netting agreements.

                                     Offsets
 ($ in millions)               ------------------
                                           Cash       Net    Securities
                               Counter- collateral amount on collateral
                        Gross   party   (received)  balance  (received)  Net
                        amount netting   pledged     sheet    pledged   amount
                        ------ -------- ---------- --------- ---------- ------
 December 31, 2014
 Asset derivatives       $  7    $ (2)     $--       $  5       $(4)     $ 1
 Liability derivatives    (11)      2       --         (9)        7       (2)

 December 31, 2013
 Asset derivatives       $ 14    $(11)     $--       $  3       $(3)     $--
 Liability derivatives    (33)     11       (4)       (26)       22       (4)

   The following table provides a summary of the impacts of the Company's foreign currency contracts in cash flow hedging relationships for the years ended December 31. Amortization of net gains from accumulated other comprehensive income related to cash flow hedges is expected to be a gain of $2 million during the next twelve months. There was no hedge ineffectiveness reported in realized gains and losses in 2014, 2013 or 2012.

                                                                                          2014 2013  2012
($ in millions)                                                                           ---- ----  ----
Gain (loss) recognized in OCI on derivatives during the period                            $12  $  3  $ (6)
Gain (loss) recognized in OCI on derivatives during the term of the hedging relationship    2   (13)  (17)
Loss reclassified from AOCI into income (net investment income)                            (1)   (1)   --
Loss reclassified from AOCI into income (realized capital gains and losses)                (2)   --    (1)

   The following tables present gains and losses from valuation, settlements and hedge ineffectiveness reported on derivatives used in fair value hedging relationships and derivatives not designated as accounting hedging instruments in the Consolidated

Statements of Operations and Comprehensive Income for the years ended December 31. In 2014 and 2013, the Company had no derivatives used in fair value hedging relationships.

                                                             Realized              Interest      Loss on   Total gain (loss)
                                                     Net      capital            credited to   disposition   recognized in
                                                  investment gains and Contract contractholder     of        net income on
                                                    income    losses   benefits     funds      operations     derivatives
($ in millions)                                   ---------- --------- -------- -------------- ----------- -----------------
2014
Interest rate contracts                              $--        $(3)     $--         $ --          $(4)          $ (7)
Equity and index contracts                            --         (1)      --           38           --             37
Embedded derivative financial instruments             --         --       15          (14)          --              1
Foreign currency contracts                            --         10       --           --           --             10
Credit default contracts                              --          8       --           --           --              8
Other contracts                                       --         --       --           (2)          --             (2)
                                                     ---        ---      ---         ----          ---           ----
   Total                                             $--        $14      $15         $ 22          $(4)          $ 47
                                                     ===        ===      ===         ====          ===           ====
2013
Interest rate contracts                              $--        $ 3      $--         $ --          $(6)          $ (3)
Equity and index contracts                            --         --       --           94           --             94
Embedded derivative financial instruments             --         (1)      74          (75)          --             (2)
Foreign currency contracts                            --         (2)      --           --           --             (2)
Credit default contracts                              --         14       --           --           --             14
Other contracts                                       --         --       --           (3)          --             (3)
                                                     ---        ---      ---         ----          ---           ----
   Total                                             $--        $14      $74         $ 16          $(6)          $ 98
                                                     ===        ===      ===         ====          ===           ====
2012
Derivatives in fair value accounting hedging
  relationships
Interest rate contracts                              $(1)       $--      $--         $ --          $--           $ (1)
                                                     ---        ---      ---         ----          ---           ----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts                               --          2       --           --           --              2
Equity and index contracts                            --         --       --           56           --             56
Embedded derivative financial instruments             --         20       36          134           --            190
Foreign currency contracts                            --         (2)      --           --           --             (2)
Credit default contracts                              --         15       --           --           --             15
Other contracts                                       --         --       --            3           --              3
                                                     ---        ---      ---         ----          ---           ----
   Subtotal                                           --         35       36          193           --            264
                                                     ---        ---      ---         ----          ---           ----
   Total                                             $(1)       $35      $36         $193          $--           $263
                                                     ===        ===      ===         ====          ===           ====

   Changes in fair value of the Company's fair value hedging relationships for 2012 resulted in a $3 million gain on interest rate contract derivatives and a $3 million loss on the hedged risk of investments, both of which were reported in net investment income.

   The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements ("MNAs") and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions that permit either party to net payments due for transactions and collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of December 31, 2014, counterparties pledged $4 million in cash and securities to the Company, and the Company pledged $7 million in securities to counterparties which includes $7 million of collateral posted under MNAs for contracts containing credit-risk-contingent provisions that are in a liability position. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

   Counterparty credit exposure represents the Company's potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of OTC derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable master netting agreements.

   The following table summarizes the counterparty credit exposure as of December 31 by counterparty credit rating as it relates to the Company's OTC derivatives.

                                        2014                                                     2013
($ in millions) -----------------------------------------------------    -----------------------------------------------------
                  Number                                   Exposure,       Number                                   Exposure,
                of counter-  Notional       Credit          net of       of counter-  Notional       Credit          net of
 Rating /(1)/     parties   amount /(2)/ exposure /(2)/ collateral /(2)/   parties   amount /(2)/ exposure /(2)/ collateral /(2)/
--------------- ----------- -----------  -------------  ---------------  ----------- -----------  -------------  ---------------
     A+              1         $164           $ 2             $ 1             1        $   22          $ 1             $ 1
     A               3           88             3               1             4         1,523            2              --
     A-              1            8            --              --             1            24            1              --
     BBB+            1           11            --              --             1             3           --              --
     BBB             1           52            --              --             1            76            1              --
                     -         ----           ---             ---             -        ------          ---             ---
     Total           7         $323           $ 5             $ 2             8        $1,648          $ 5             $ 1
                     =         ====           ===             ===             =        ======          ===             ===

--------
/(1)/Rating is the lower of S&P or Moody's ratings.
/(2)/Only OTC derivatives with a net positive fair value are included for each counterparty.

   Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

   Certain of the Company's derivative instruments contain credit-risk-contingent termination events, cross-default provisions and credit support annex agreements. Credit-risk-contingent termination events allow the counterparties to terminate the derivative on certain dates if ALIC's or Allstate Life Insurance Company of New York's ("ALNY") financial strength credit ratings by Moody's or S&P fall below a certain level or in the event ALIC or ALNY are no longer rated by either Moody's or S&P. Credit-risk-contingent cross-default provisions allow the counterparties to terminate the derivative instruments if the Company defaults by pre-determined threshold amounts on certain debt instruments. Credit-risk-contingent credit support annex agreements specify the amount of collateral the Company must post to counterparties based on ALIC's or ALNY's financial strength credit ratings by Moody's or S&P, or in the event ALIC or ALNY are no longer rated by either Moody's or S&P.

   The following summarizes the fair value of derivative instruments with termination, cross-default or collateral credit-risk-contingent features that are in a liability position as of December 31, as well as the fair value of assets and collateral that are netted against the liability in accordance with provisions within legally enforceable MNAs.

                                                                                            2014 2013
($ in millions)                                                                             ---- ----
Gross liability fair value of contracts containing credit-risk-contingent features          $11  $ 25
Gross asset fair value of contracts containing credit-risk-contingent features and subject
  to MNAs                                                                                    (2)   (9)
Collateral posted under MNAs for contracts containing credit-risk-contingent features        (7)  (14)
                                                                                            ---  ----
Maximum amount of additional exposure for contracts with credit-risk-contingent
  features if all features were triggered concurrently                                      $ 2  $  2
                                                                                            ===  ====

Credit derivatives - selling protection

   Free-standing credit default swaps ("CDS") are utilized for selling credit protection against a specified credit event. A credit default swap is a derivative instrument, representing an agreement between two parties to exchange the credit risk of a specified entity (or a group of entities), or an index based on the credit risk of a group of entities (all commonly referred to as the "reference entity" or a portfolio of "reference entities"), in return for a periodic premium. In selling protection, CDS are used to replicate fixed income securities and to complement the cash market when credit exposure to certain issuers is not available or when the derivative alternative is less expensive than the cash market alternative. CDS typically have a five-year term.

   The following table shows the CDS notional amounts by credit rating and fair value of protection sold.

                                                       Notional amount
                                               ------------------------------
                                                            BB and       Fair
                                               AA   A   BBB lower  Total value
 ($ in millions)                               --- ---- --- ------ ----- -----
 December 31, 2014
 Single name
    Corporate debt                             $-- $ -- $--  $--   $ --  $ --
 First-to-default Basket
    Municipal                                   --  100  --   --    100    (9)
 Index
    Corporate debt                              --   22  52    6     80     2
                                               --- ---- ---  ---   ----  ----
 Total                                         $-- $122 $52  $ 6   $180  $ (7)
                                               === ==== ===  ===   ====  ====

 December 31, 2013
 Single name
    Corporate debt                             $-- $  5 $--  $--   $  5  $ --
 First-to-default Basket
    Municipal                                   --  100  --   --    100   (15)
 Index
    Corporate debt                               1   20  55    4     80     2
                                               --- ---- ---  ---   ----  ----
 Total                                         $ 1 $125 $55  $ 4   $185  $(13)
                                               === ==== ===  ===   ====  ====

   In selling protection with CDS, the Company sells credit protection on an identified single name, a basket of names in a first-to-default ("FTD") structure or credit derivative index ("CDX") that is generally investment grade, and in return receives periodic premiums through expiration or termination of the agreement. With single name CDS, this premium or credit spread generally corresponds to the difference between the yield on the reference entity's public fixed maturity cash instruments and swap rates at the time the agreement is executed. With a FTD basket, because of the additional credit risk inherent in a basket of named reference entities, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket and the correlation between the names. CDX is utilized to take a position on multiple (generally 125) reference entities. Credit events are typically defined as bankruptcy, failure to pay, or restructuring, depending on the nature of the reference entities. If a credit event occurs, the Company settles with the counterparty, either through physical settlement or cash settlement. In a physical settlement, a reference asset is delivered by the buyer of protection to the Company, in exchange for cash payment at par, whereas in a cash settlement, the Company pays the difference between par and the prescribed value of the reference asset. When a credit event occurs in a single name or FTD basket (for FTD, the first credit event occurring for any one name in the basket), the contract terminates at the time of settlement. For CDX, the reference entity's name incurring the credit event is removed from the index while the contract continues until expiration. The maximum payout on a CDS is the contract notional amount. A physical settlement may afford the Company with recovery rights as the new owner of the asset.

   The Company monitors risk associated with credit derivatives through individual name credit limits at both a credit derivative and a combined cash instrument/credit derivative level. The ratings of individual names for which protection has been sold are also monitored.

Off-balance sheet financial instruments

   The contractual amounts of off-balance sheet financial instruments as of December 31 are as follows:

                                                              2014   2013
     ($ in millions)                                         ------ ------
     Commitments to invest in limited partnership interests  $1,223 $1,366
     Commitments to extend mortgage loans                        44      1
     Private placement commitments                               25      5
     Other loan commitments                                      46     26

   In the preceding table, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance sheet financial instruments with credit risk.

   Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Because the investments in limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.

   Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. The fair value of commitments to extend mortgage loans, which are secured by the underlying properties, is $1 million as of December 31, 2014, and is valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

   Private placement commitments represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The Company enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final.

   Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments generally have varying expiration dates or other termination clauses. The fair value of these commitments is insignificant.

9. Reserve for Life-Contingent Contract Benefits and Contractholder Funds

   As of December 31, the reserve for life-contingent contract benefits consists of the following:

                                                                  2014    2013
($ in millions)                                                  ------- -------
Immediate fixed annuities:
   Structured settlement annuities                               $ 6,682 $ 6,645
   Other immediate fixed annuities                                 2,246   2,279
Traditional life insurance                                         2,303   2,329
Accident and health insurance                                        238     236
Other                                                                 97     100
                                                                 ------- -------
       Total reserve for life-contingent contract benefits       $11,566 $11,589
                                                                 ======= =======

   The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits.

Product                                              Mortality                      Interest rate          Estimation method
-------                                -------------------------------------- ------------------------- ------------------------

Structured settlement annuities        U.S. population with projected         Interest rate assumptions Present value of
                                       calendar year improvements; mortality  range from 2.7% to 9.0%   contractually specified
                                       rates adjusted for each impaired life                            future benefits
                                       based on reduction in life expectancy

Other immediate fixed annuities        1983 group annuity mortality table     Interest rate assumptions Present value of
                                       with internal modifications; 1983      range from 0% to 11.5%    expected future benefits
                                       individual annuity mortality table;                              based on historical
                                       Annuity 2000 mortality table with                                experience
                                       internal modifications; Annuity 2000
                                       mortality table; 1983 individual
                                       annuity mortality table with internal
                                       modifications

Traditional life insurance             Actual company experience plus loading Interest rate assumptions Net level premium range from 2.5% to 11.3%  reserve method using the
                                                                                                        Company's withdrawal
                                                                                                        experience rates;
                                                                                                        includes reserves for
                                                                                                        unpaid claims

Accident and health insurance          Actual company experience plus loading Interest rate assumptions Unearned premium;
                                                                              range from 3.0% to 6.0%   additional contract
                                                                                                        reserves for mortality
                                                                                                        risk and unpaid claims

                                                                                                        Projected benefit ratio
                                       Annuity 2012 mortality table with      Interest rate assumptions applied to cumulative
Other:                                 internal modifications                 range from 2.6% to 5.8%   assessments
   Variable annuity guaranteed
     minimum death benefits /(1)/

--------
/(1)/In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with The Prudential Insurance Company of America, a subsidiary of Prudential Financial, Inc. (collectively "Prudential").

   To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve is recorded for certain immediate annuities with life contingencies. A liability of $28 million is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2014. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income. The liability was zero as of December 31, 2013.

   As of December 31, contractholder funds consist of the following:

                                                          2014    2013
       ($ in millions)                                   ------- -------
       Interest-sensitive life insurance                 $ 7,193 $ 7,104
       Investment contracts:
          Fixed annuities                                 14,284  16,172
          Funding agreements backing medium-term notes        85      89
          Other investment contracts                         254     239
                                                         ------- -------
              Total contractholder funds                 $21,816 $23,604
                                                         ======= =======

   The following table highlights the key contract provisions relating to contractholder funds.

Product                                            Interest rate                     Withdrawal/surrender charges
-------                                -------------------------------------  ------------------------------------------

Interest-sensitive life insurance      Interest rates credited range from 0%  Either a percentage of account balance
                                       to 9.0% for equity-indexed life        or dollar amount grading off generally
                                       (whose returns are indexed to the S&P  over 20 years
                                       500) and 1.0% to 6.0% for all other
                                       products

Fixed annuities                        Interest rates credited range from 0%  Either a declining or a level percentage
                                       to 9.8% for immediate annuities;       charge generally over ten years or less.
                                       (8.0)% to 13.5% for equity-indexed     Additionally, approximately 21.5% of
                                       annuities (whose returns are indexed   fixed annuities are subject to market
                                       to the S&P 500); and 0.1% to 6.0% for  value adjustment for discretionary
                                       all other products                     withdrawals

Funding agreements backing             Interest rate credited is 2.49%        Not applicable
  medium-term notes

Other investment contracts:            Interest rates used in establishing    Withdrawal and surrender charges are
   Guaranteed minimum income,          reserves range from 1.7% to 10.3%      based on the terms of the related
     accumulation and withdrawal                                              interest-sensitive life insurance or fixed
     benefits on variable /(1)/ and                                           annuity contract
     fixed annuities and secondary
     guarantees on interest-sensitive
     life insurance and fixed
     annuities

--------
/(1)/In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential.

   Contractholder funds include funding agreements held by VIEs issuing medium-term notes. The VIEs are Allstate Life Funding, LLC and Allstate Life Global Funding, and their primary assets are funding agreements used exclusively to back medium-term note programs.

   Contractholder funds activity for the years ended December 31 is as follows:

                                                                 2014      2013      2012
($ in millions)                                                --------  --------  -------
Balance, beginning of year                                     $ 23,604  $ 38,634  $41,669
Classified as held for sale, beginning balance                   10,945        --       --
                                                               --------  --------  -------
Total, including those classified as held for sale               34,549    38,634   41,669

Deposits                                                          1,227     2,338    2,180
Interest credited                                                   892     1,268    1,296
Benefits                                                         (1,178)   (1,521)  (1,454)
Surrenders and partial withdrawals                               (2,253)   (3,279)  (3,969)
Maturities of and interest payments on institutional products        (2)   (1,799)    (138)
Contract charges                                                   (798)   (1,032)    (995)
Net transfers from separate accounts                                  7        12       11
Other adjustments                                                    34       (72)      34
Sold in LBL disposition                                         (10,662)       --       --
Classified as held for sale, ending balance                          --   (10,945)      --
                                                               --------  --------  -------
Balance, end of year                                           $ 21,816  $ 23,604  $38,634
                                                               ========  ========  =======

   The Company offered various guarantees to variable annuity contractholders. Liabilities for variable contract guarantees related to death benefits are included in the reserve for life-contingent contract benefits and the liabilities related to the income, withdrawal and accumulation benefits are included in contractholder funds. All liabilities for variable contract guarantees are reported on a gross basis on the balance sheet with a corresponding reinsurance recoverable asset for those contracts subject to reinsurance. In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential.

   Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death, a specified contract anniversary date, partial withdrawal or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. The account balances of variable annuities contracts' separate accounts with guarantees included $3.82 billion and $5.20 billion of equity, fixed income and balanced mutual funds and $467 million and $748 million of money market mutual funds as of December 31, 2014 and 2013, respectively.

   The table below presents information regarding the Company's variable annuity contracts with guarantees. The Company's variable annuity contracts may offer more than one type of guarantee in each contract; therefore, the sum of amounts listed exceeds the total account balances of variable annuity contracts' separate accounts with guarantees.

                                                                              December 31,
                                                                           -------------------
                                                                             2014      2013
($ in millions)                                                            --------- ---------
In the event of death
   Separate account value                                                  $   4,288 $   5,951
   Net amount at risk /(1)/                                                $     581 $     636
   Average attained age of contractholders                                  69 years  68 years

At annuitization (includes income benefit guarantees)
   Separate account value                                                  $   1,142 $   1,463
   Net amount at risk /(2)/                                                $     238 $     252
   Weighted average waiting period until annuitization options available        None      None

For cumulative periodic withdrawals
   Separate account value                                                  $     382 $     488
   Net amount at risk /(3)/                                                $       8 $       9

Accumulation at specified dates
   Separate account value                                                  $     480 $     732
   Net amount at risk /(4)/                                                $      24 $      27
   Weighted average waiting period until guarantee date                      4 years   5 years

--------
/(1)/Defined as the estimated current guaranteed minimum death benefit in excess of the current account balance as of the balance sheet date. /(2)/Defined as the estimated present value of the guaranteed minimum annuity payments in excess of the current account balance.
/(3)/Defined as the estimated current guaranteed minimum withdrawal balance
     (initial deposit) in excess of the current account balance as of the balance sheet date.
/(4)/Defined as the estimated present value of the guaranteed minimum accumulation balance in excess of the current account balance.

   The liability for death and income benefit guarantees is equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract excess guarantee benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract excess guarantee benefits divided by the present value of all expected contract charges. The establishment of reserves for these guarantees requires the projection of future fund values, mortality, persistency and customer benefit utilization rates. These assumptions are periodically reviewed and updated. For guarantees related to death benefits, benefits represent the projected excess guaranteed minimum death benefit payments. For guarantees related to income benefits, benefits represent the present value of the minimum guaranteed annuitization benefits in excess of the projected account balance at the time of annuitization.

   Projected benefits and contract charges used in determining the liability for certain guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based on factors such as the extent of benefit to the potential annuitant, eligibility conditions and the annuitant's attained age. The liability for guarantees is re-evaluated periodically, and adjustments are made to the liability balance through a charge or credit to contract benefits.

   Guarantees related to the majority of withdrawal and accumulation benefits are considered to be derivative financial instruments; therefore, the liability for these benefits is established based on its fair value.

   The following table summarizes the liabilities for guarantees.

                                          Liability for      Liability for   Liability for
                                      guarantees related to   guarantees   guarantees related
                                       death benefits and     related to    to accumulation
                                     interest-sensitive life    income       and withdrawal
($ in millions)                             products           benefits         benefits      Total
---------------                      ----------------------- ------------- ------------------ -----
Balance, December 31, 2013 /(1)/              $ 377              $113             $ 65        $ 555
   Less reinsurance recoverables                100                99               56          255
                                              -----              ----             ----        -----
Net balance as of December 31, 2013             277                14                9          300
Incurred guarantee benefits                      34                --                9           43
Paid guarantee benefits                          --                --               --           --
Sold in LBL disposition                        (214)              (10)              (3)        (227)
                                              -----              ----             ----        -----
   Net change                                  (180)              (10)               6         (184)
Net balance as of December 31, 2014              97                 4               15          116
   Plus reinsurance recoverables                 98                91               45          234
                                              -----              ----             ----        -----
Balance, December 31, 2014 /(2)/              $ 195              $ 95             $ 60        $ 350
                                              =====              ====             ====        =====
Balance, December 31, 2012 /(3)/              $ 309              $235             $129        $ 673
   Less reinsurance recoverables                113               220              125          458
                                              -----              ----             ----        -----
Net balance as of December 31, 2012             196                15                4          215
Incurred guarantee benefits                      83                (1)               5           87
Paid guarantee benefits                          (2)               --               --           (2)
                                              -----              ----             ----        -----
   Net change                                    81                (1)               5           85
Net balance as of December 31, 2013             277                14                9          300
   Plus reinsurance recoverables                100                99               56          255
                                              -----              ----             ----        -----
Balance, December 31, 2013 /(1)/              $ 377              $113             $ 65        $ 555
                                              =====              ====             ====        =====

--------
/(1)/Included in the total liability balance as of December 31, 2013 are reserves for variable annuity death benefits of $98 million, variable annuity income benefits of $99 million, variable annuity accumulation benefits of $43 million, variable annuity withdrawal benefits of $13 million and other guarantees of $302 million.
/(2)/Included in the total liability balance as of December 31, 2014 are reserves for variable annuity death benefits of $96 million, variable annuity income benefits of $92 million, variable annuity accumulation benefits of $32 million, variable annuity withdrawal benefits of $13 million and other guarantees of $117 million.
/(3)/Included in the total liability balance as of December 31, 2012 are reserves for variable annuity death benefits of $112 million, variable annuity income benefits of $221 million, variable annuity accumulation benefits of $86 million, variable annuity withdrawal benefits of $39 million and other guarantees of $215 million.

10. Reinsurance

   The Company reinsures certain of its risks to other insurers primarily under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

   For certain term life insurance policies issued prior to October 2009, the Company ceded up to 90% of the mortality risk depending on the year of policy issuance under coinsurance agreements to a pool of fourteen unaffiliated reinsurers. Effective October 2009, mortality risk on term business is ceded under yearly renewable term agreements under which the Company cedes mortality in excess of its retention, which is consistent with how the Company generally reinsures its permanent life insurance business.

   The following table summarizes those retention limits by period of policy issuance.

Period                                                               Retention limits
------                            ---------------------------------------------------------------------------------------
April 2011 through current        Single life: $5 million per life, $3 million age 70 and over, and $10 million for contracts that meet specific criteria Joint life: $8 million per life, and $10 million for contracts that meet specific criteria

July 2007 through March 2011      $5 million per life, $3 million age 70 and over, and $10 million for contracts that meet specific criteria

September 1998 through June 2007  $2 million per life, in 2006 the limit was increased to $5 million for instances when specific criteria were met

August 1998 and prior             Up to $1 million per life

   In addition, the Company has used reinsurance to effect the disposition of certain blocks of business. The Company had reinsurance recoverables of $1.46 billion and $1.51 billion as of December 31, 2014 and 2013, respectively, due from Prudential related to the disposal of substantially all of its variable annuity business that was effected through reinsurance agreements. In 2014, premiums and contract charges of $109 million, contract benefits of $36 million, interest credited to contractholder funds of $21 million, and operating costs and expenses of $20 million were ceded to Prudential. In 2013, premiums and contract charges of $120 million, contract benefits of $139 million, interest credited to contractholder funds of $22 million, and operating costs and expenses of $23 million were ceded to Prudential. In 2012, premiums and contract charges of $128 million, contract benefits of $91 million, interest credited to contractholder funds of $23 million, and operating costs and expenses of $25 million were ceded to Prudential. In addition, as of December 31, 2014 and 2013 the Company had reinsurance recoverables of $157 million and $156 million, respectively, due from subsidiaries of Citigroup (Triton Insurance and American Health and Life Insurance) and Scottish Re (U.S.) Inc. in connection with the disposition of substantially all of the direct response distribution business in 2003.

   As of December 31, 2014, the gross life insurance in force was $424.34 billion of which $97.57 billion was ceded to the unaffiliated reinsurers.

   The effects of reinsurance on premiums and contract charges for the years ended December 31 are as follows:

                                                                2014    2013    2012
($ in millions)                                                ------  ------  ------
Direct                                                         $1,084  $2,093  $2,121
Assumed
   Affiliate                                                      130     124     115
   Non-affiliate                                                  614      68      40
Ceded-non-affiliate                                              (392)   (618)   (654)
                                                               ------  ------  ------
       Premiums and contract charges, net of reinsurance       $1,436  $1,667  $1,622
                                                               ======  ======  ======

   The effects of reinsurance on contract benefits for the years ended December 31 are as follows:

                                                       2014    2013    2012
   ($ in millions)                                    ------  ------  ------
   Direct                                             $1,295  $1,805  $2,051
   Assumed
      Affiliate                                           88      82      80
      Non-affiliate                                      398      50      34
   Ceded-non-affiliate                                  (329)   (331)   (644)
                                                      ------  ------  ------
          Contract benefits, net of reinsurance       $1,452  $1,606  $1,521
                                                      ======  ======  ======

   The effects of reinsurance on interest credited to contractholder funds for the years ended December 31 are as follows:

($ in millions)                                                            2014   2013    2012
---------------                                                            ----  ------  ------
Direct                                                                     $827  $1,240  $1,288
Assumed
   Affiliate                                                                  9       9      10
   Non-affiliate                                                             82      29      19
Ceded-non-affiliate                                                         (27)    (27)    (28)
                                                                           ----  ------  ------
       Interest credited to contractholder funds, net of reinsurance       $891  $1,251  $1,289
                                                                           ====  ======  ======

   Reinsurance recoverables on paid and unpaid benefits as of December 31 are summarized in the following table.

                                               2014   2013
                    ($ in millions)           ------ ------
                    Annuities                 $1,594 $1,648
                    Life insurance               910  1,025
                    Long-term care insurance      80     78
                    Other                          2      3
                                              ------ ------
                       Total                  $2,586 $2,754
                                              ====== ======

   As of December 31, 2014 and 2013, approximately 92% and 92%, respectively, of the Company's reinsurance recoverables are due from companies rated A- or better by S&P.

11. Deferred Policy Acquisition and Sales Inducement Costs

   Deferred policy acquisition costs for the years ended December 31 are as follows:

                                                       2014    2013    2012
  ($ in millions)                                     ------  ------  ------
  Balance, beginning of year                          $1,331  $1,834  $2,165
  Classified as held for sale, beginning balance         743      --      --
                                                      ------  ------  ------
  Total, including those classified as held for sale   2,074   1,834   2,165
  Acquisition costs deferred                             163     254     262
  Amortization charged to income                        (162)   (240)   (324)
  Effect of unrealized gains and losses                  (97)    226    (269)
  Sold in LBL disposition                               (707)   (743)     --
                                                      ------  ------  ------
  Balance, end of year                                $1,271  $1,331  $1,834
                                                      ======  ======  ======

   DSI activity, which primarily relates to fixed annuities and interest-sensitive life contracts, for the years ended December 31 was as follows:

                                                         2014  2013  2012
     ($ in millions)                                     ----  ----  ----
     Balance, beginning of year                          $ 42  $ 41  $ 41
     Classified as held for sale, beginning balance        28    --    --
                                                         ----  ----  ----
     Total, including those classified as held for sale    70    41    41
     Sales inducements deferred                             4    24    22
     Amortization charged to income                        (4)   (7)  (14)
     Effect of unrealized gains and losses                 (3)   12    (8)
     Sold in LBL disposition                              (23)   --    --
     Classified as held for sale, ending balance           --   (28)   --
                                                         ----  ----  ----
     Balance, end of year                                $ 44  $ 42  $ 41
                                                         ====  ====  ====

12. Guarantees and Contingent Liabilities

Guaranty funds

   Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company's policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile's statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2014 and 2013, the liability balance included in other liabilities and accrued expenses was $10 million and $27 million, respectively. The related premium tax offsets included in other assets were $15 million and $31 million as of December 31, 2014 and 2013, respectively.

Guarantees

   The Company owns certain investments that obligate the Company to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of specified credit events for the reference entities. In the event all such specified credit events were to occur, the Company's maximum amount at risk on these investments, as measured by the amount of the aggregate initial investment, was $4 million as of December 31, 2014. The obligations associated with these investments expire at various dates on or before March 11, 2018.

   Related to the sale of LBL on April 1, 2014, the Company has agreed to indemnify Resolution Life Holdings, Inc. related to representations, warranties and covenants of the Company, as well as for certain liabilities specifically excluded from the transaction, subject to certain contractual limitations as to the Company's maximum obligation. Indemnifications related to representations and warranties made by the Company will expire by March 31, 2015, except for those pertaining to certain tax items. Management does not believe these indemnification provisions will have a material effect on results of operations, cash flows or financial position of the Company.

   Related to the disposal through reinsurance of substantially all of the Company's variable annuity business to Prudential in 2006, the Company and the Corporation have agreed to indemnify Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of the Company and liabilities specifically excluded from the transaction) that the Company has agreed to retain. In addition, the Company and the Corporation will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of the Company and its agents, including certain liabilities arising from the Company's provision of transition services. The reinsurance agreements contain no limitations or indemnifications with regard to insurance risk transfer, and transferred all of the future risks and responsibilities for performance on the underlying variable annuity contracts to Prudential, including those related to benefit guarantees. Management does not believe this agreement will have a material effect on results of operations, cash flows or financial position of the Company.

   In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

   The aggregate liability balance related to all guarantees was not material as of December 31, 2014.

Regulation and Compliance

   The Company is subject to extensive laws, regulations and regulatory actions. From time to time, regulatory authorities or legislative bodies seek to impose additional regulations regarding agent and broker compensation, regulate the nature of and amount of investments, impose fines and penalties for unintended errors or mistakes, and otherwise expand overall regulation of insurance products and the insurance industry. In addition, the Company is subject to laws and regulations administered and enforced by federal agencies and other organizations, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulation Authority, and the U.S. Department of Justice. The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company's business, if any, are uncertain.

   The Company is currently being examined by certain states for compliance with unclaimed property laws. It is possible that this examination may result in additional payments of abandoned funds to states and to changes in the Company's practices and procedures for the identification of escheatable funds, which could impact benefit payments and reserves, among other consequences; however, it is not likely to have a material effect on the consolidated financial statements of the Company.

13. Income Taxes

   ALIC and its subsidiaries (the "Allstate Life Group") join with the Corporation (the "Allstate Group") in the filing of a consolidated federal income tax return and are party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Allstate Life Group pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Allstate Life Group in the consolidated federal income tax return. Effectively, this results in the Allstate Life Group's annual income tax provision being computed, with adjustments, as if the Allstate Life Group filed a separate return.

   The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2011 and 2012 federal income tax returns. The IRS has completed its examination of the Allstate Group's 2009 and 2010 federal income tax returns and a final settlement related to the examination was approved by the IRS Appeals Division on September 19, 2014. The Allstate Group's tax years prior to 2009 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of the Allstate Group's tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

   The Company had no liability for unrecognized tax benefits as of December 31, 2014, 2013 or 2012, and believes it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties.

   The components of the deferred income tax assets and liabilities as of December 31 are as follows:

                                                                             2014     2013
($ in millions)                                                            -------  -------
Deferred assets
Difference in tax bases of investments                                     $    31  $    44
Deferred reinsurance gain                                                       20       23
Sale of subsidiary                                                              --      173
Other assets                                                                    15        6
                                                                           -------  -------
   Total deferred assets                                                        66      246
Deferred liabilities
Unrealized net capital gains                                                  (747)    (501)
DAC                                                                           (396)    (470)
Life and annuity reserves                                                     (255)    (273)
Other liabilities                                                              (75)     (94)
                                                                           -------  -------
   Total deferred liabilities                                               (1,473)  (1,338)
       Net deferred liability before classification as held for sale        (1,407)  (1,092)
       Deferred taxes classified as held for sale                               --     (151)
                                                                           -------  -------
       Net deferred liability                                              $(1,407) $  (941)
                                                                           =======  =======

   Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the Company's assessment that the deductions ultimately recognized for tax purposes will be fully utilized.

   The components of income tax expense for the years ended December 31 are as follows:

                                             2014 2013  2012
                   ($ in millions)           ---- ----  ----
                   Current                   $101 $ 71  $(82)
                   Deferred                   132  (52)  261
                                             ---- ----  ----
                   Total income tax expense  $233 $ 19  $179
                                             ==== ====  ====

   The Company paid income taxes of $80 million in 2014 and received refunds of $11 million and $58 million in 2013 and 2012, respectively. The Company had current income tax receivable of $7 million as of December 31, 2014 and current income tax payable of $5 million as of December 31, 2013.

   A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

                                                         2014    2013   2012
                                                         ----  ------   ----
  Statutory federal income tax rate - (benefit) expense  35.0%  (35.0)% 35.0%
  Tax credits                                            (1.9) (181.8)  (3.8)
  Dividends received deduction                           (0.9)  (46.1)  (1.4)
  Adjustments to prior year tax liabilities              (0.2)  (14.1)  (0.3)
  Sale of subsidiary                                     (1.8)  351.3     --
  State income taxes                                      0.1    15.3     --
  Non-deductible expenses                                 0.2     6.8    0.1
  Other                                                   0.2     0.1     --
                                                         ----  ------   ----
     Effective income tax rate - expense                 30.7%   96.5%  29.6%
                                                         ====  ======   ====

14. Capital Structure

Debt outstanding

   All of the Company's outstanding debt as of December 31, 2014 and 2013 relates to intercompany obligations. These obligations reflect notes due to related parties and are discussed in Note 5. The Company paid $16 million, $27 million and $48 million of interest on debt in 2014, 2013 and 2012, respectively.

15. Statutory Financial Information and Dividend Limitations

   ALIC and its insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

   All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner and/or director. Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition and certain sales inducement costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing certain investments and establishing deferred taxes on a different basis.

   Statutory net income of ALIC and its insurance subsidiaries was $1.01 billion, $447 million and $382 million in 2014, 2013 and 2012, respectively. Statutory capital and surplus was $2.71 billion and $2.88 billion as of December 31, 2014 and 2013, respectively.

Dividend Limitations

   The ability of ALIC to pay dividends is dependent on business conditions, income, cash requirements and other relevant factors. The payment of shareholder dividends by ALIC to AIC without the prior approval of the Illinois Department of Insurance ("IL DOI") is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The Company did not pay dividends in 2014. Based on the formula and absent the limitation discussed as follows, the maximum amount of dividends ALIC would be able to pay without prior IL DOI approval at a given point in time during 2015 is $819 million. However, any dividend must be paid out of unassigned surplus excluding unrealized appreciation from investments, which for ALIC totaled $122 million as of December 31, 2014.

   Under state insurance laws, insurance companies are required to maintain paid up capital of not less than the minimum capital requirement applicable to the types of insurance they are authorized to write. Insurance companies are also subject to risk-based capital ("RBC") requirements adopted by state insurance regulators. A company's "authorized control level RBC" is calculated using various factors applied to certain financial balances and activity. Companies that do not maintain statutory capital and surplus at a level in excess of the company action level RBC, which is two times authorized control level RBC, are required to take specified actions. Company action level RBC is significantly in excess of the minimum capital requirements. Total statutory capital and surplus and authorized control level RBC of ALIC were $2.71 billion and $499 million, respectively, as of December 31, 2014. ALIC's insurance subsidiaries are included as a component of ALIC's total statutory capital and surplus.

Intercompany transactions

   Notification and approval of intercompany lending activities is also required by the IL DOI when ALIC does not have unassigned surplus and for transactions that exceed a level that is based on a formula using statutory admitted assets and statutory surplus.

16. Benefit Plans

Pension and other postretirement plans

   Defined benefit pension plans, sponsored by the Corporation, cover most full-time employees, certain part-time employees and employee-agents. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. The cost allocated to the Company for the pension plans was $7 million, $51 million and $36 million in 2014, 2013 and 2012, respectively.

   The Corporation has reserved the right to modify or terminate its benefit plans at any time and for any reason.

Allstate 401(k) Savings Plan

   Employees of AIC are eligible to become members of the Allstate
401(k) Savings Plan ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and certain performance measures. The cost allocated to the Company for the Allstate Plan was $7 million, $6 million and $6 million in 2014, 2013 and 2012, respectively.

17. Other Comprehensive Income

   The components of other comprehensive (loss) income on a pre-tax and after-tax basis for the years ended December 31 are as follows:

                                                                    2014                 2013                  2012
                                                             ------------------  --------------------  --------------------
                                                             Pre-         After-   Pre-         After-  Pre-          After-
                                                             tax    Tax    tax     tax     Tax   tax    tax     Tax    tax
($ in millions)                                              ----  -----  ------ -------  ----  ------ ------  -----  ------
Unrealized net holding gains and losses arising during the
  period, net of related offsets                             $805  $(282)  $523  $(1,047) $367  $(680) $1,180  $(414)  $766

Less: reclassification adjustment of realized capital gains
  and losses                                                  104    (36)    68       42   (15)    27     (84)    29    (55)
                                                             ----  -----   ----  -------  ----  -----  ------  -----   ----
Unrealized net capital gains and losses                       701   (246)   455   (1,089)  382   (707)  1,264   (443)   821
Unrealized foreign currency translation adjustments            (6)     2     (4)       3    (1)     2      --     --     --
                                                             ----  -----   ----  -------  ----  -----  ------  -----   ----
Other comprehensive income (loss)                            $695  $(244)  $451  $(1,086) $381  $(705) $1,264  $(443)  $821
                                                             ====  =====   ====  =======  ====  =====  ======  =====   ====

18. Quarterly Results (unaudited)

                        First Quarter Second Quarter Third Quarter Fourth Quarter
                        ------------- -------------- -----------   --------------
                         2014   2013  2014    2013   2014   2013   2014    2013
     ($ in millions)    ------ ------ ----   ------  ----  ------  ----   ------
     Revenues           $1,049 $1,049 $851   $1,087  $823  $1,016  $937   $1,076
     Net income (loss)     127    109  132      150    84    (394)  183       97

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      SCHEDULE I - SUMMARY OF INVESTMENTS
                   OTHER THAN INVESTMENTS IN RELATED PARTIES
                               DECEMBER 31, 2014

                                                                                               Amount at
                                                                             Cost/            which shown
                                                                           amortized  Fair      in the
                                                                             cost     value  Balance Sheet
($ in millions)                                                            --------- ------- -------------
Type of investment
Fixed maturities:
   Bonds:
       United States government, government agencies and authorities        $   668  $   770    $   770
       States, municipalities and political subdivisions                      3,156    3,662      3,662
       Foreign governments                                                      654      735        735
       Public utilities                                                       3,736    4,235      4,235
       Convertibles and bonds with warrants attached                            178      156        156
       All other corporate bonds                                             15,551   16,594     16,594
   Asset-backed securities                                                      773      765        765
   Residential mortgage-backed securities                                       554      605        605
   Commercial mortgage-backed securities                                        538      579        579
   Redeemable preferred stocks                                                   14       16         16
                                                                            -------  -------    -------
       Total fixed maturities                                                25,822  $28,117     28,117
                                                                                     =======
Equity securities:
   Common stocks:
       Public utilities                                                          24  $    24         24
       Banks, trusts and insurance companies                                    177      177        177
       Industrial, miscellaneous and all other                                  701      743        743
   Nonredeemable preferred stocks                                                25       26         26
                                                                            -------  -------    -------
       Total equity securities                                                  927  $   970        970
                                                                                     =======
Mortgage loans on real estate                                                 3,686  $ 3,922      3,686
                                                                                     =======
Real estate (includes $5 acquired in satisfaction of debt)                       32                  32
Policy loans                                                                    616                 616
Derivative instruments                                                           87  $    90         90
                                                                            -------  =======    -------
Limited partnership interests                                                 2,024               2,024
Other long-term investments                                                   1,074               1,074
Short-term investments                                                          857  $   857        857
                                                                            -------  =======    -------
       Total investments                                                    $35,125             $37,466
                                                                            =======             =======

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           SCHEDULE IV - REINSURANCE

                                                                                  Percentage
                                                 Ceded to      Assumed            of amount
                                      Gross       other       from other   Net     assumed
                                      amount  companies /(1)/ companies   amount    to net
($ in millions)                      -------- --------------  ---------- -------- ----------
Year ended December 31, 2014
Life insurance in force              $119,024    $ 97,574      $305,313  $326,763    93.4%
                                     ========    ========      ========  ========
Premiums and contract charges:
   Life insurance                    $  1,022    $    353      $    674  $  1,343    50.2%
   Accident and health insurance           62          39            70        93    75.3%
                                     --------    --------      --------  --------
Total premiums and contract charges  $  1,084    $    392      $    744  $  1,436    51.8%
                                     ========    ========      ========  ========
Year ended December 31, 2013
Life insurance in force              $512,105    $195,414      $ 28,060  $344,751     8.1%
                                     ========    ========      ========  ========
Premiums and contract charges:
   Life insurance                    $  1,969    $    532      $    125  $  1,562     8.0%
   Accident and health insurance          124          86            67       105    63.8%
                                     --------    --------      --------  --------
Total premiums and contract charges  $  2,093    $    618      $    192  $  1,667    11.5%
                                     ========    ========      ========  ========
Year ended December 31, 2012
Life insurance in force              $505,436    $208,967      $ 28,211  $324,680     8.7%
                                     ========    ========      ========  ========
Premiums and contract charges:
   Life insurance                    $  1,978    $    550      $     95  $  1,523     6.2%
   Accident and health insurance          143         104            60        99    60.6%
                                     --------    --------      --------  --------
Total premiums and contract charges  $  2,121    $    654      $    155  $  1,622     9.6%
                                     ========    ========      ========  ========

--------
/(1)/No reinsurance or coinsurance income was netted against premium ceded in 2014, 2013 or 2012.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
           SCHEDULE V - VALUATION ALLOWANCES AND QUALIFYING ACCOUNTS

                                                                Additions
($ in millions)                                             ------------------
                                                   Balance  Charged                       Balance
                                                    as of   to costs                       as of
                                                  beginning   and      Other              end of
Description                                       of period expenses additions Deductions period
-----------                                       --------- -------- --------- ---------- -------
Year ended December 31, 2014
Allowance for estimated losses on mortgage loans     $21      $ (5)     $--       $ 8       $ 8
Year ended December 31, 2013
Allowance for estimated losses on mortgage loans     $42      $(11)     $--       $10       $21
Year ended December 31, 2012
Allowance for estimated losses on mortgage loans     $63      $ (5)     $--       $16       $42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholder of Allstate Life Insurance Company
Northbrook, Illinois 60062

We have reviewed the accompanying condensed consolidated statement of financial position of Allstate Life Insurance Company and subsidiaries (the "Company"), an affiliate of The Allstate Corporation, as of September 30, 2015, and the related condensed consolidated statements of operations and comprehensive income for the three-month and nine-month periods ended September 30, 2015 and 2014, and of shareholder's equity and cash flows for the nine-month periods ended September 30, 2015 and 2014. These interim financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Allstate Life Insurance Company and subsidiaries as of December 31, 2014, and the related consolidated statements of operations and comprehensive income, shareholder's equity, and cash flows for the year then ended (not presented herein); and in our report dated March 5, 2015, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2014 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

/s/ Deloitte & Touche LLP

Chicago, Illinois
November 5, 2015

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES

    CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

($ IN MILLIONS)                                                        THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                          SEPTEMBER 30,               SEPTEMBER 30,
                                                                    ------------------------    ------------------------
                                                                       2015          2014          2015          2014
                                                                    ----------    ----------    ----------    ----------
                                                                          (UNAUDITED)                 (UNAUDITED)
REVENUES
  Premiums                                                          $      150    $      142    $      448    $      441
  Contract charges                                                         180           192           557           652
  Net investment income                                                    473           461         1,417         1,612
  Realized capital gains and losses:
    Total other-than-temporary impairment ("OTTI") losses                  (73)          (19)          (95)          (41)
    OTTI losses reclassified to (from) other comprehensive income            6            --             9            (1)
                                                                    ----------    ----------    ----------    ----------
      Net OTTI losses recognized in earnings                               (67)          (19)          (86)          (42)
    Sales and other realized capital gains and losses                      256            47           445            60
                                                                    ----------    ----------    ----------    ----------
      Total realized capital gains and losses                              189            28           359            18
                                                                    ----------    ----------    ----------    ----------
                                                                           992           823         2,781         2,723
                                                                    ----------    ----------    ----------    ----------
COSTS AND EXPENSES
  Contract benefits                                                        353           356         1,057         1,101
  Interest credited to contractholder funds                                181           191           546           696
  Amortization of deferred policy acquisition costs                         38            36           116           124
  Operating costs and expenses                                              56            75           211           232
  Restructuring and related charges                                         --            (1)            2             2
  Interest expense                                                           4             4            12            12
                                                                    ----------    ----------    ----------    ----------
                                                                           632           661         1,944         2,167
                                                                    ----------    ----------    ----------    ----------

Gain (loss) on disposition of operations                                     2           (27)            2           (71)
                                                                    ----------    ----------    ----------    ----------

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE                           362           135           839           485

Income tax expense                                                         123            51           297           142
                                                                    ----------    ----------    ----------    ----------

NET INCOME                                                                 239            84           542           343
                                                                    ----------    ----------    ----------    ----------

OTHER COMPREHENSIVE (LOSS) INCOME, AFTER-TAX
  Change in unrealized net capital gains and losses                       (302)           24          (697)          345
  Change in unrealized foreign currency translation adjustments              3            --            (4)            1
                                                                    ----------    ----------    ----------    ----------
    OTHER COMPREHENSIVE (LOSS) INCOME, AFTER-TAX                          (299)           24          (701)          346
                                                                    ----------    ----------    ----------    ----------

COMPREHENSIVE (LOSS) INCOME                                         $      (60)   $      108    $     (159)   $      689
                                                                    ==========    ==========    ==========    ==========

            See notes to condensed consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES

             CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ IN MILLIONS, EXCEPT PAR VALUE DATA)                                              SEPTEMBER 30,      DECEMBER 31,
                                                                                        2015               2014
                                                                                   ---------------    ---------------
                                                                                     (UNAUDITED)
ASSETS
Investments
  Fixed income securities, at fair value (amortized cost $23,975 and $25,822)      $        25,173    $        28,117
  Mortgage loans                                                                             3,827              3,686
  Equity securities, at fair value (cost $1,423 and $927)                                    1,370                970
  Limited partnership interests                                                              2,261              2,024
  Short-term, at fair value (amortized cost $937 and $857)                                     937                857
  Policy loans                                                                                 575                616
  Other                                                                                      1,302              1,196
                                                                                   ---------------    ---------------
    Total investments                                                                       35,445             37,466
Cash                                                                                           227                146
Deferred policy acquisition costs                                                            1,292              1,271
Reinsurance recoverables                                                                     2,878              2,586
Accrued investment income                                                                      287                333
Other assets                                                                                   489                537
Separate Accounts                                                                            3,677              4,396
                                                                                   ---------------    ---------------
      TOTAL ASSETS                                                                 $        44,295    $        46,735
                                                                                   ===============    ===============
LIABILITIES
Contractholder funds                                                               $        20,816    $        21,816
Reserve for life-contingent contract benefits                                               11,390             11,566
Unearned premiums                                                                                5                  6
Payable to affiliates, net                                                                      52                 96
Other liabilities and accrued expenses                                                         939                826
Deferred income taxes                                                                        1,070              1,407
Notes due to related parties                                                                   275                275
Separate Accounts                                                                            3,677              4,396
                                                                                   ---------------    ---------------
      TOTAL LIABILITIES                                                                     38,224             40,388
                                                                                   ---------------    ---------------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)
SHAREHOLDER'S EQUITY
Redeemable preferred stock - series A, $100 par value, 1,500,000 shares
  authorized, none issued                                                                       --                 --
Redeemable preferred stock - series B, $100 par value, 1,500,000 shares
  authorized, none issued                                                                       --                 --
Common stock, $227 par value, 23,800 shares authorized and outstanding                           5                  5
Additional capital paid-in                                                                   1,990              1,990
Retained income                                                                              3,398              2,973
Accumulated other comprehensive income:
  Unrealized net capital gains and losses:
    Unrealized net capital gains and losses on fixed income securities with OTTI                42                 47
    Other unrealized net capital gains and losses                                              703              1,468
    Unrealized adjustment to DAC, DSI and insurance reserves                                   (60)              (133)
                                                                                   ---------------    ---------------
      Total unrealized net capital gains and losses                                            685              1,382
    Unrealized foreign currency translation adjustments                                         (7)                (3)
                                                                                   ---------------    ---------------
      Total accumulated other comprehensive income                                             678              1,379
                                                                                   ---------------    ---------------
      TOTAL SHAREHOLDER'S EQUITY                                                             6,071              6,347
                                                                                   ---------------    ---------------
      TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                   $        44,295    $        46,735
                                                                                   ===============    ===============

            See notes to condensed consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

($ IN MILLIONS)                                                                             NINE MONTHS ENDED
                                                                                              SEPTEMBER 30,
                                                                                   ----------------------------------
                                                                                         2015             2014
                                                                                   ---------------    ---------------
                                                                                              (UNAUDITED)
COMMON STOCK                                                                       $             5    $             5
                                                                                   ---------------    ---------------

ADDITIONAL CAPITAL PAID-IN
Balance, beginning of period                                                                 1,990              2,690
Return of capital                                                                               --               (700)
                                                                                   ---------------    ---------------
                                                                                             1,990              1,990
                                                                                   ---------------    ---------------

RETAINED INCOME
Balance, beginning of period                                                                 2,973              2,447
Net income                                                                                     542                343
Dividends                                                                                     (103)                --
Loss on reinsurance with an affiliate                                                          (12)                --
Loss on sale of subsidiary to an affiliate                                                      (2)                --
                                                                                   ---------------    ---------------
Balance, end of period                                                                       3,398              2,790
                                                                                   ---------------    ---------------

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period                                                                 1,379                928
Change in unrealized net capital gains and losses                                             (697)               345
Change in unrealized foreign currency translation adjustments                                   (4)                 1
                                                                                   ---------------    ---------------
Balance, end of period                                                                         678              1,274
                                                                                   ---------------    ---------------

TOTAL SHAREHOLDER'S EQUITY                                                         $         6,071    $         6,059
                                                                                   ===============    ===============

            See notes to condensed consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ IN MILLIONS)                                                                            NINE MONTHS ENDED
                                                                                              SEPTEMBER 30,
                                                                                   ----------------------------------
                                                                                        2015             2014
                                                                                   ---------------    ---------------
                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                         $           542    $           343
Adjustments to reconcile net income to net cash provided by operating activities:
  Amortization and other non-cash items                                                        (58)               (63)
  Realized capital gains and losses                                                           (359)               (18)
  (Gain) loss on disposition of operations                                                      (2)                71
  Interest credited to contractholder funds                                                    546                696
  Changes in:
    Policy benefits and other insurance reserves                                              (422)              (452)
    Unearned premiums                                                                           --                 (1)
    Deferred policy acquisition costs                                                           20                  4
    Reinsurance recoverables, net                                                               17                 (6)
    Income taxes                                                                               128                 61
    Other operating assets and liabilities                                                     (31)              (179)
                                                                                   ---------------    ---------------
      Net cash provided by operating activities                                                381                456
                                                                                   ---------------    ---------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales
  Fixed income securities                                                                    6,758              2,486
  Equity securities                                                                            511                326
  Limited partnership interests                                                                349                358
  Mortgage loans                                                                                 6                  9
  Other investments                                                                             18                 25
Investment collections
  Fixed income securities                                                                    1,448              1,485
  Mortgage loans                                                                               257                795
  Other investments                                                                             59                 37
Investment purchases
  Fixed income securities                                                                   (6,308)            (2,026)
  Equity securities                                                                         (1,045)              (846)
  Limited partnership interests                                                               (481)              (482)
  Mortgage loans                                                                              (475)              (194)
  Other investments                                                                           (204)              (195)
Change in short-term investments, net                                                          (88)               140
Change in policy loans and other investments, net                                              (17)                54
Disposition of operations                                                                       10                345
                                                                                   ---------------    ---------------
      Net cash provided by investing activities                                                798              2,317
                                                                                   ---------------    ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
Contractholder fund deposits                                                                   674                832
Contractholder fund withdrawals                                                             (1,755)            (2,800)
Dividends paid                                                                                 (17)                --
Return of capital                                                                               --               (700)
Repayment of notes due to related parties                                                       --                 (7)
                                                                                   ---------------    ---------------
      Net cash used in financing activities                                                 (1,098)            (2,675)
                                                                                   ---------------    ---------------
NET INCREASE IN CASH                                                                            81                 98
CASH AT BEGINNING OF PERIOD                                                                    146                 93
                                                                                   ---------------    ---------------
CASH AT END OF PERIOD                                                              $           227    $           191
                                                                                   ===============    ===============

            See notes to condensed consolidated financial statements.

                         ALLSTATE LIFE INSURANCE COMPANY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. GENERAL

BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned subsidiaries (collectively referred to as the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), which is wholly owned by Allstate Insurance Holdings, LLC, a wholly owned subsidiary of The Allstate Corporation (the "Corporation").

     The condensed consolidated financial statements and notes as of September 30, 2015 and for the three-month and nine-month periods ended September 30, 2015 and 2014 are unaudited. The condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. These condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2014. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year. All significant intercompany accounts and transactions have been eliminated.

SALE OF SUBSIDIARY

     On January 1, 2015, ALIC sold its subsidiary Allstate Assurance Company ("AAC") to its unconsolidated affiliate Allstate Financial Insurance Holdings Corporation. ALIC received $11 million in cash. The $2 million loss on sale was recorded as a decrease to retained income since the sale was between affiliates under common control.

REINSURANCE

     Effective April 1, 2015, ALIC entered into a coinsurance reinsurance agreement with AAC to cede certain interest-sensitive life insurance policies to AAC. In connection with the agreement, the Company recorded reinsurance recoverables of $476 million and paid $494 million in investments. The $12 million loss on the transaction was recorded as a decrease to retained income since the transaction was between affiliates under common control.

DIVIDENDS

     In September 2015, the Company paid dividends of $103 million to AIC in the form of cash and investments.

PREMIUMS AND CONTRACT CHARGES

     The following table summarizes premiums and contract charges by product.

($ IN MILLIONS)                                                  THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                                    SEPTEMBER 30,                        SEPTEMBER 30,
                                                          ---------------------------------   ---------------------------------
                                                                2015              2014              2015              2014
                                                          ---------------   ---------------   ---------------   ---------------
PREMIUMS
  Traditional life insurance                              $           129   $           120   $           384   $           365
  Immediate annuities with life contingencies                          --                --                --                 5
  Accident and health insurance                                        21                22                64                71
                                                          ---------------   ---------------   ---------------   ---------------
    TOTAL PREMIUMS                                                    150               142               448               441

CONTRACT CHARGES
  Interest-sensitive life insurance                                   176               188               547               638
  Fixed annuities                                                       4                 4                10                14
                                                          ---------------   ---------------   ---------------   ---------------
    TOTAL CONTRACT CHARGES                                            180               192               557               652
                                                          ---------------   ---------------   ---------------   ---------------
      TOTAL PREMIUMS AND CONTRACT CHARGES                 $           330   $           334   $         1,005   $         1,093
                                                          ===============   ===============   ===============   ===============

ADOPTED ACCOUNTING STANDARD

ACCOUNTING FOR INVESTMENTS IN QUALIFIED AFFORDABLE HOUSING PROJECTS

     In January 2014, the Financial Accounting Standards Board ("FASB") issued guidance which allows entities that invest in certain qualified affordable housing projects through limited liability entities the option to account for these investments using the proportional amortization method if certain conditions are met. Under the proportional amortization method, the entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense or benefit. Adoption of the new guidance in the first quarter of 2015 resulted in a one-time $17 million increase in income tax expense.

PENDING ACCOUNTING STANDARD

AMENDMENTS TO THE CONSOLIDATION ANALYSIS

     In February 2015, the FASB issued guidance affecting the consolidation evaluation for limited partnerships and similar entities, fees paid to a decision maker or service provider, and variable interests in a variable interest entity held by related parties of the reporting enterprise. The guidance is effective for annual and interim reporting periods beginning after December 15, 2015. The Company is in the process of assessing the impact of adoption which is not expected to be material to the Company's results of operations or financial position.


2. SUPPLEMENTAL CASH FLOW INFORMATION

     Non-cash investing activities include $63 million and $89 million related to modifications of certain mortgage loans, fixed income securities and other investments, as well as mergers completed with equity securities for the nine months ended September 30, 2015 and 2014, respectively, and a $45 million obligation to fund a limited partnership investment for the nine months ended September 30, 2015.

     Liabilities for collateral received in conjunction with the Company's securities lending program and over-the-counter ("OTC") and cleared derivatives are reported in other liabilities and accrued expenses or other investments. The accompanying cash flows are included in cash flows from operating activities in the Condensed Consolidated Statements of Cash Flows along with the activities resulting from management of the proceeds, which are as follows:

($ IN MILLIONS)                                                                            NINE MONTHS ENDED
                                                                                              SEPTEMBER 30,
                                                                                   ----------------------------------
                                                                                         2015              2014
                                                                                   ---------------    ---------------
NET CHANGE IN PROCEEDS MANAGED
Net change in short-term investments                                               $             6    $          (151)
                                                                                   ---------------    ---------------
  Operating cash flow provided (used)                                                            6               (151)
Net change in cash                                                                               1                 --
                                                                                   ---------------    ---------------
    Net change in proceeds managed                                                 $             7    $          (151)
                                                                                   ===============    ===============

NET CHANGE IN LIABILITIES
Liabilities for collateral, beginning of period                                    $          (510)   $          (328)
Liabilities for collateral, end of period                                                     (503)              (479)
                                                                                   ---------------    ---------------
  Operating cash flow (used) provided                                              $            (7)   $           151
                                                                                   ===============    ===============

3. INVESTMENTS

FAIR VALUES

     The amortized cost, gross unrealized gains and losses and fair value for fixed income securities are as follows:

                                                                                    GROSS UNREALIZED
($ IN MILLIONS)                                              AMORTIZED      ---------------------------------          FAIR
                                                               COST              GAINS            LOSSES              VALUE
                                                          ---------------   ---------------   ---------------    ---------------
SEPTEMBER 30, 2015
U.S. government and agencies                              $           508   $            68   $            --    $           576
Municipal                                                           2,212               323                (9)             2,526
Corporate                                                          18,198             1,045              (340)            18,903
Foreign government                                                    387                44                (1)               430
Asset-backed securities ("ABS")                                     1,737                 9               (25)             1,721
Residential mortgage-backed securities ("RMBS")                       439                54                (4)               489
Commercial mortgage-backed securities ("CMBS")                        481                34                (3)               512
Redeemable preferred stock                                             13                 3                --                 16
                                                          ---------------   ---------------   ---------------    ---------------
  Total fixed income securities                           $        23,975   $         1,580   $          (382)   $        25,173
                                                          ===============   ===============   ===============    ===============

DECEMBER 31, 2014
U.S. government and agencies                              $           668   $           102   $            --    $           770
Municipal                                                           3,156               520               (14)             3,662
Corporate                                                          19,465             1,670              (150)            20,985
Foreign government                                                    654                81                --                735
ABS                                                                   773                13               (21)               765
RMBS                                                                  554                55                (4)               605
CMBS                                                                  538                43                (2)               579
Redeemable preferred stock                                             14                 2                --                 16
                                                          ---------------   ---------------   ---------------    ---------------
  Total fixed income securities                           $        25,822   $         2,486   $          (191)   $        28,117
                                                          ===============   ===============   ===============    ===============

SCHEDULED MATURITIES

     The scheduled maturities for fixed income securities are as follows as of September 30, 2015:

($ IN MILLIONS)                                              AMORTIZED           FAIR
                                                               COST              VALUE
                                                          ---------------   ---------------
Due in one year or less                                   $         1,054   $         1,064
Due after one year through five years                               6,438             6,794
Due after five years through ten years                              8,882             9,108
Due after ten years                                                 4,944             5,485
                                                          ---------------   ---------------
                                                                   21,318            22,451
ABS, RMBS and CMBS                                                  2,657             2,722
                                                          ---------------   ---------------
  Total                                                   $        23,975   $        25,173
                                                          ===============   ===============

     Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers. ABS, RMBS and CMBS are shown separately because of the potential for prepayment of principal prior to contractual maturity dates.

NET INVESTMENT INCOME

     Net investment income is as follows:

($ IN MILLIONS)                                                   THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                                     SEPTEMBER 30,                         SEPTEMBER 30,
                                                          ----------------------------------    ----------------------------------
                                                                2015               2014               2015              2014
                                                          ---------------    ---------------    ---------------    ---------------
Fixed income securities                                   $           300    $           349    $           960    $         1,179
Mortgage loans                                                         46                 48                147                188
Equity securities                                                       6                  7                 19                 17
Limited partnership interests                                         105                 51                250                209
Short-term investments                                                  1                 --                  2                  1
Policy loans                                                            9                 10                 26                 30
Other                                                                  19                 15                 55                 43
                                                          ---------------    ---------------    ---------------    ---------------
    Investment income, before expense                                 486                480              1,459              1,667
    Investment expense                                                (13)               (19)               (42)               (55)
                                                          ---------------    ---------------    ---------------    ---------------
        Net investment income                             $           473    $           461    $         1,417    $         1,612
                                                          ===============    ===============    ===============    ===============

REALIZED CAPITAL GAINS AND LOSSES

     Realized capital gains and losses by asset type are as follows:

($ IN MILLIONS)                                                   THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                                     SEPTEMBER 30,                         SEPTEMBER 30,
                                                          ----------------------------------    ----------------------------------
                                                                2015               2014               2015              2014
                                                          ---------------    ---------------    ---------------    ---------------
Fixed income securities                                   $           256    $            (1)   $           370    $            (1)
Mortgage loans                                                          1                  2                  2                  3
Equity securities                                                     (58)                (5)               (10)                11
Limited partnership interests                                         (20)                28                (18)                (5)
Derivatives                                                            15                  4                 21                  7
Other                                                                  (5)                --                 (6)                 3
                                                          ---------------    ---------------    ---------------    ---------------
  Realized capital gains and losses                       $           189    $            28    $           359    $            18
                                                          ===============    ===============    ===============    ===============

   Realized capital gains and losses by transaction type are as follows:

($ IN MILLIONS)                                                   THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                                     SEPTEMBER 30,                         SEPTEMBER 30,
                                                          ----------------------------------    ----------------------------------
                                                                2015               2014               2015              2014
                                                          ---------------    ---------------    ---------------    ---------------
Impairment write-downs                                    $           (17)   $             2    $           (29)   $            (2)
Change in intent write-downs                                          (50)               (21)               (57)               (40)
                                                          ---------------    ---------------    ---------------    ---------------

  Net other-than-temporary impairment losses recognized
    in earnings                                                       (67)               (19)               (86)               (42)
Sales and other                                                       241                 43                427                 51
Valuation and settlements of derivative instruments                    15                  4                 18                  9
                                                          ---------------    ---------------    ---------------    ---------------
    Realized capital gains and losses                     $           189    $            28    $           359    $            18
                                                          ===============    ===============    ===============    ===============

     Gross gains of $308 million and $23 million and gross losses of $46 million and $5 million were realized on sales of fixed income and equity securities during the three months ended September 30, 2015 and 2014, respectively. Gross gains of $524 million and $76 million and gross losses of $84 million and $34 million were realized on sales of fixed income and equity securities during the nine months ended September 30, 2015 and 2014, respectively.

   Other-than-temporary impairment losses by asset type are as follows:

($ IN MILLIONS)                                 THREE MONTHS ENDED                 THREE MONTHS ENDED
                                                SEPTEMBER 30, 2015                 SEPTEMBER 30, 2014
                                         -------------------------------    --------------------------------
                                                     INCLUDED                           INCLUDED
                                           GROSS      IN OCI       NET        GROSS      IN OCI       NET
                                         --------    --------   --------    --------    --------    --------
Fixed income securities:
 Corporate                               $     (4)   $     --   $     (4)   $     (3)   $     --    $     (3)
 ABS                                           (8)          6         (2)         --          --          --
 CMBS                                          (1)         --         (1)         --          --          --
                                         --------    --------   --------    --------    --------    --------
   Total fixed income securities              (13)          6         (7)         (3)         --          (3)
Mortgage loans                                 --          --         --           2          --           2
Equity securities                             (58)         --        (58)        (21)         --         (21)
Limited partnership interests                  --          --         --           3          --           3
Other                                          (2)         --         (2)         --          --          --
                                         --------    --------   --------    --------    --------    --------
 Other-than-temporary impairment losses  $    (73)   $      6   $    (67)   $    (19)   $     --    $    (19)
                                         ========    ========   ========    ========    ========    ========

                                                 NINE MONTHS ENDED                  NINE MONTHS ENDED
                                                SEPTEMBER 30, 2015                 SEPTEMBER 30, 2014
                                         -------------------------------    --------------------------------
                                                     INCLUDED                           INCLUDED
                                           GROSS      IN OCI       NET        GROSS      IN OCI       NET
                                         --------    --------   --------    --------    --------    --------
Fixed income securities:
 Municipal                               $     --    $     --   $     --    $     (1)   $     --    $     (1)
 Corporate                                    (11)          3         (8)         (3)         --          (3)
 ABS                                          (10)          6         (4)         (1)         --          (1)
 RMBS                                          --          --         --           3          (1)          2
 CMBS                                          (1)         --         (1)         --          --          --
                                         --------    --------   --------    --------    --------    --------
   Total fixed income securities              (22)          9        (13)         (2)         (1)         (3)
Mortgage loans                                 --          --         --           6          --           6
Equity securities                             (68)         --        (68)        (29)         --         (29)
Limited partnership interests                  (2)         --         (2)        (16)         --         (16)
Other                                          (3)         --         (3)         --          --          --
                                         --------    --------   --------    --------    --------    --------
 Other-than-temporary impairment losses  $    (95)   $      9   $    (86)   $    (41)   $     (1)   $    (42)
                                         ========    ========   ========    ========    ========    ========

     The total amount of other-than-temporary impairment losses included in accumulated other comprehensive income at the time of impairment for fixed income securities, which were not included in earnings, are presented in the following table. The amounts exclude $134 million and $138 million as of September 30, 2015 and December 31, 2014, respectively, of net unrealized gains related to changes in valuation of the fixed income securities subsequent to the impairment measurement date.

($ IN MILLIONS)                           SEPTEMBER 30, 2015      DECEMBER 31, 2014
                                         --------------------    --------------------
Municipal                                $                 (5)   $                 (5)
ABS                                                        (8)                     (1)
RMBS                                                      (50)                    (55)
CMBS                                                       (6)                     (5)
                                         --------------------    --------------------
  Total                                  $                (69)   $                (66)
                                         ====================    ====================

     Rollforwards of the cumulative credit losses recognized in earnings for fixed income securities held as of the end of the period are as follows:

($ IN MILLIONS)                                                                 THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                                   SEPTEMBER 30,               SEPTEMBER 30,
                                                                             ------------------------    ------------------------
                                                                                2015          2014          2015          2014
                                                                             ----------    ----------    ----------    ----------
Beginning balance                                                            $     (206)   $     (229)   $     (209)   $     (299)
Additional credit loss for securities previously other-than-temporarily
  impaired                                                                           (3)           --            (5)            2
Additional credit loss for securities not previously other-than-temporarily
  impaired                                                                           (4)           (3)           (8)           (4)
Reduction in credit loss for securities disposed or collected                        13             9            20            19
Reduction in credit loss for securities the Company has made the decision
  to sell or more likely than not will be required to sell                           --            --            --            --
Change in credit loss due to accretion of increase in cash flows                     --             1             2             1
Reduction in credit loss for securities sold in Lincoln Benefit Life
  Company ("LBL") disposition                                                        --            --            --            59
                                                                             ----------    ----------    ----------    ----------
Ending balance                                                               $     (200)   $     (222)   $     (200)   $     (222)
                                                                             ==========    ==========    ==========    ==========

     The Company uses its best estimate of future cash flows expected to be collected from the fixed income security, discounted at the security's original or current effective rate, as appropriate, to calculate a recovery value and determine whether a credit loss exists. The determination of cash flow estimates is inherently subjective and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable assumptions and forecasts, are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, foreign exchange rates, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, vintage, geographic concentration, available reserves or escrows, current subordination levels, third party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of collateral for ultimate settlement. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an other-than-temporary impairment for the difference between the estimated recovery value and amortized cost is recorded in earnings. The portion of the unrealized loss related to factors other than credit remains classified in accumulated other comprehensive income. If the Company determines that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, the Company may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

UNREALIZED NET CAPITAL GAINS AND LOSSES

     Unrealized net capital gains and losses included in accumulated other comprehensive income are as follows:

($ IN MILLIONS)                                                                    GROSS UNREALIZED
                                                                               -------------------------    UNREALIZED NET
SEPTEMBER 30, 2015                                              FAIR VALUE       GAINS        LOSSES        GAINS (LOSSES)
                                                                -----------    -----------   -----------    ---------------
Fixed income securities                                         $    25,173    $     1,580   $      (382)   $         1,198
Equity securities                                                     1,370             21           (74)               (53)
Short-term investments                                                  937             --            --                 --
Derivative instruments (1)                                               11             11            --                 11
Equity method ("EMA") limited partnerships (2)                                                                           (2)
                                                                                                            ---------------
  Unrealized net capital gains and losses, pre-tax                                                                    1,154
Amounts recognized for:
  Insurance reserves (3)                                                                                                 --
  DAC and DSI (4)                                                                                                       (92)
                                                                                                            ---------------
    Amounts recognized                                                                                                  (92)
Deferred income taxes                                                                                                  (377)
                                                                                                            ---------------
  Unrealized net capital gains and losses, after-tax                                                        $           685
                                                                                                            ===============

----------
(1)  Included in the fair value of derivative instruments are $4 million classified as assets and $(7) million classified as liabilities.
(2)  Unrealized net capital gains and losses for limited partnership interests represent the Company's share of EMA limited partnerships' other comprehensive income. Fair value and gross unrealized gains and losses are not applicable.
(3)  The insurance reserves adjustment represents the amount by which the reserve balance would increase if the net unrealized gains in the applicable product portfolios were realized and reinvested at current lower interest rates, resulting in a premium deficiency. Although the Company evaluates premium deficiencies on the combined performance of life insurance and immediate annuities with life contingencies, the adjustment primarily relates to structured settlement annuities with life contingencies, in addition to annuity buy-outs and certain payout annuities with life contingencies.
(4)  The DAC and DSI adjustment balance represents the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized gains or losses in the respective product portfolios were realized.

($ IN MILLIONS)                                                                    GROSS UNREALIZED
                                                                               -------------------------    UNREALIZED NET
DECEMBER 31, 2014                                               FAIR VALUE       GAINS        LOSSES        GAINS (LOSSES)
                                                                -----------    -----------   -----------    ---------------
Fixed income securities                                         $    28,117    $     2,486   $      (191)   $         2,295
Equity securities                                                       970             57           (14)                43
Short-term investments                                                  857             --            --                 --
Derivative instruments (1)                                                2              3            (1)                 2
EMA limited partnerships                                                                                                 (2)
                                                                                                            ---------------
  Unrealized net capital gains and losses, pre-tax                                                                    2,338
Amounts recognized for:
  Insurance reserves                                                                                                    (28)
  DAC and DSI                                                                                                          (176)
                                                                                                            ---------------
    Amounts recognized                                                                                                 (204)
Deferred income taxes                                                                                                  (752)
                                                                                                            ---------------
  Unrealized net capital gains and losses, after-tax                                                        $         1,382
                                                                                                            ===============

----------
(1)  Included in the fair value of derivative instruments are $3 million classified as assets and $1 million classified as liabilities.

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

     The change in unrealized net capital gains and losses for the nine months ended September 30, 2015 is as follows:

($ IN MILLIONS)
Fixed income securities                                                       $        (1,097)
Equity securities                                                                         (96)
Derivative instruments                                                                      9
                                                                              ---------------
    Total                                                                              (1,184)
Amounts recognized for:
    Insurance reserves                                                                     28
    DAC and DSI                                                                            84
                                                                              ---------------
      Amounts recognized                                                                  112
Deferred income taxes                                                                     375
                                                                              ---------------
Decrease in unrealized net capital gains and losses, after-tax                $          (697)
                                                                              ===============

PORTFOLIO MONITORING

     The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.

     For each fixed income security in an unrealized loss position, the Company assesses whether management with the appropriate authority has made the decision to sell or whether it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, the security's decline in fair value is considered other than temporary and is recorded in earnings.

     If the Company has not made the decision to sell the fixed income security and it is not more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis, the Company evaluates whether it expects to receive cash flows sufficient to recover the entire amortized cost basis of the security. The Company calculates the estimated recovery value by discounting the best estimate of future cash flows at the security's original or current effective rate, as appropriate, and compares this to the amortized cost of the security. If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss related to other factors recognized in other comprehensive income.

     For equity securities, the Company considers various factors, including whether it has the intent and ability to hold the equity security for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the equity security's decline in fair value is considered other than temporary and is recorded in earnings.

     For fixed income and equity securities managed by third parties, either the Company has contractually retained its decision making authority as it pertains to selling securities that are in an unrealized loss position or it recognizes any unrealized loss at the end of the period through a charge to earnings.

     The Company's portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for fixed income securities) or cost (for equity securities) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential other-than-temporary impairment using all reasonably available information relevant to the collectability or recovery of the security. Inherent in the Company's evaluation of other-than-temporary impairment for these fixed income and equity securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: 1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; 2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and 3) the length of time and extent to which the fair value has been less than amortized cost or cost.

     The following table summarizes the gross unrealized losses and fair value of fixed income and equity securities by the length of time that individual securities have been in a continuous unrealized loss position.

($ IN MILLIONS)                                        LESS THAN 12 MONTHS                  12 MONTHS OR MORE
                                                 --------------------------------   --------------------------------      TOTAL
                                                   NUMBER      FAIR    UNREALIZED     NUMBER      FAIR    UNREALIZED   UNREALIZED
                                                 OF ISSUES    VALUE      LOSSES     OF ISSUES    VALUE      LOSSES       LOSSES
                                                 ----------  --------  ----------   ----------  --------  ----------   ----------
SEPTEMBER 30, 2015
Fixed income securities
  U.S. government and agencies                            1  $      5  $       --           --  $     --  $       --   $       --
  Municipal                                              21        56          (1)           5        24          (8)          (9)
  Corporate                                             686     3,948        (244)          60       551         (96)        (340)
  Foreign government                                      2        32          (1)          --        --          --           (1)
  ABS                                                    37       387          (8)          19       186         (17)         (25)
  RMBS                                                   31         2          --           40        57          (4)          (4)
  CMBS                                                    6        32          --            2         4          (3)          (3)
                                                 ----------  --------  ----------   ----------  --------  ----------   ----------
    Total fixed income securities                       784     4,462        (254)         126       822        (128)        (382)
Equity securities                                       419       742         (74)          --        --          --          (74)
                                                 ----------  --------  ----------   ----------  --------  ----------   ----------
    Total fixed income and equity securities          1,203  $  5,204  $     (328)         126  $    822  $     (128)  $     (456)
                                                 ==========  ========  ==========   ==========  ========  ==========   ==========

Investment grade fixed income securities                422  $  2,931  $     (114)          77  $    550  $      (73)  $     (187)
Below investment grade fixed income securities          362     1,531        (140)          49       272         (55)        (195)
                                                 ----------  --------  ----------   ----------  --------  ----------   ----------
    Total fixed income securities                       784  $  4,462  $     (254)         126  $    822  $     (128)  $     (382)
                                                 ==========  ========  ==========   ==========  ========  ==========   ==========

DECEMBER 31, 2014
Fixed income securities
  U.S. government and agencies                            1  $      1  $       --           --  $     --  $       --   $       --
  Municipal                                              17        90          (1)          10        47         (13)         (14)
  Corporate                                             281     1,780         (69)          91       875         (81)        (150)
  Foreign government                                     --        --          --            1        15          --           --
  ABS                                                    19       168          (2)          23       217         (19)         (21)
  RMBS                                                   19         3          --           45        73          (4)          (4)
  CMBS                                                    8        33          --            3        32          (2)          (2)
                                                 ----------  --------  ----------   ----------  --------  ----------   ----------
    Total fixed income securities                       345     2,075         (72)         173     1,259        (119)        (191)
Equity securities                                       294       327         (13)           1         6          (1)         (14)
                                                 ----------  --------  ----------   ----------  --------  ----------   ----------
    Total fixed income and equity securities            639  $  2,402  $      (85)         174  $  1,265  $     (120)  $     (205)
                                                 ==========  ========  ==========   ==========  ========  ==========   ==========

Investment grade fixed income securities                167  $  1,275  $      (28)         127  $    989  $      (79)  $     (107)
Below investment grade fixed income securities          178       800         (44)          46       270         (40)         (84)
                                                 ----------  --------  ----------   ----------  --------  ----------   ----------
    Total fixed income securities                       345  $  2,075  $      (72)         173  $  1,259  $     (119)  $     (191)
                                                 ==========  ========  ==========   ==========  ========  ==========   ==========

     As of September 30, 2015, $296 million of the $456 million unrealized losses are related to securities with an unrealized loss position less than 20% of amortized cost or cost, the degree of which suggests that these securities do not pose a high risk of being other-than-temporarily impaired. Of the $296 million, $126 million are related to unrealized losses on investment grade fixed income securities and $52 million are related to equity securities. Of the remaining $118 million, $90 million have been in an unrealized loss position for less than 12 months. Investment grade is defined as a security having a rating of Aaa, Aa, A or Baa from Moody's, a rating of AAA, AA, A or BBB from Standard and Poor's ("S&P"), Fitch, Dominion, Kroll or Realpoint, a rating of aaa, aa, a or bbb from A.M. Best, or a comparable internal rating if an externally provided rating is not available. Unrealized losses on investment grade securities are principally related to increasing risk-free interest rates or widening credit spreads since the time of initial purchase.

     As of September 30, 2015, the remaining $160 million of unrealized losses are related to securities in unrealized loss positions greater than or equal to 20% of amortized cost or cost. Investment grade fixed income securities comprising $61 million of these unrealized losses were evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contractual obligations. Of the $160 million, $77 million are related to below investment grade fixed income securities and $22 million are related to equity securities.

Of these amounts, $6 million are related to below investment grade fixed income securities that had been in an unrealized loss position greater than or equal to 20% of amortized cost for a period of twelve or more consecutive months as of September 30, 2015.

     ABS, RMBS and CMBS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities' positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of (i) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, (ii) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread, and (iii) for ABS and RMBS in an unrealized loss position, credit enhancements from reliable bond insurers, where applicable. Municipal bonds in an unrealized loss position were evaluated based on the underlying credit quality of the primary obligator, obligation type and quality of the underlying assets. Unrealized losses on equity securities are primarily related to temporary equity market fluctuations of securities that are expected to recover.

     As of September 30, 2015, the Company has not made the decision to sell and it is not more likely than not the Company will be required to sell fixed income securities with unrealized losses before recovery of the amortized cost basis. As of September 30, 2015, the Company had the intent and ability to hold equity securities with unrealized losses for a period of time sufficient for them to recover.

LIMITED PARTNERSHIPS

     As of September 30, 2015 and December 31, 2014, the carrying value of equity method limited partnerships totaled $1.74 billion and $1.52 billion, respectively. The Company recognizes an impairment loss for equity method limited partnerships when evidence demonstrates that the loss is other than temporary. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain a level of earnings that would justify the carrying amount of the investment.

     As of September 30, 2015 and December 31, 2014, the carrying value for cost method limited partnerships was $526 million and $508 million, respectively. To determine if an other-than-temporary impairment has occurred, the Company evaluates whether an impairment indicator has occurred in the period that may have a significant adverse effect on the carrying value of the investment. Impairment indicators may include: significantly reduced valuations of the investments held by the limited partnerships; actual recent cash flows received being significantly less than expected cash flows; reduced valuations based on financing completed at a lower value; completed sale of a material underlying investment at a price significantly lower than expected; or any other adverse events since the last financial statements received that might affect the fair value of the investee's capital. Additionally, the Company's portfolio monitoring process includes a quarterly review of all cost method limited partnerships to identify instances where the net asset value is below established thresholds for certain periods of time, as well as investments that are performing below expectations, for further impairment consideration. If a cost method limited partnership is other-than-temporarily impaired, the carrying value is written down to fair value, generally estimated to be equivalent to the reported net asset value of the fund.

MORTGAGE LOANS

     Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable that the Company will not collect the contractual principal and interest. Valuation allowances are established for impaired loans to reduce the carrying value to the fair value of the collateral less costs to sell or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Impaired mortgage loans may not have a valuation allowance when the fair value of the collateral less costs to sell is higher than the carrying value. Valuation allowances are adjusted for subsequent changes in the fair value of the collateral less costs to sell. Mortgage loans are charged off against their corresponding valuation allowances when there is no reasonable expectation of recovery. The impairment evaluation is non-statistical in respect to the aggregate portfolio but considers facts and circumstances attributable to each loan. It is not considered probable that additional impairment losses, beyond those identified on a specific loan basis, have been incurred as of September 30, 2015.

     Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

     Debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment. Debt service coverage ratio represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. Debt service coverage ratio estimates are updated annually or more frequently if conditions are warranted based on the Company's credit monitoring process.

     The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by debt service coverage ratio distribution.

($ IN MILLIONS)                                     SEPTEMBER 30,                                   DECEMBER 31,
                                                       2015                                              2014
                                      ---------------------------------------------   ---------------------------------------------
                                       FIXED RATE     VARIABLE RATE                    FIXED RATE     VARIABLE RATE
DEBT SERVICE COVERAGE                   MORTGAGE        MORTGAGE                        MORTGAGE        MORTGAGE
RATIO DISTRIBUTION                       LOANS           LOANS            TOTAL          LOANS           LOANS            TOTAL
                                      ------------   ---------------   ------------   ------------   ---------------   ------------
Below 1.0                             $         97   $            --   $         97   $        110   $            --   $        110
1.0 - 1.25                                     381                --            381            387                --            387
1.26 - 1.50                                  1,173                --          1,173          1,118                 1          1,119
Above 1.50                                   2,166                 1          2,167          2,054                --          2,054
                                      ------------   ---------------   ------------   ------------   ---------------   ------------
  Total non-impaired mortgage loans   $      3,817   $             1   $      3,818   $      3,669   $             1   $      3,670
                                      ============   ===============   ============   ============   ===============   ============

     Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable term, the decrease in cash flows from the properties is considered temporary, or there are other risk mitigating circumstances such as additional collateral, escrow balances or borrower guarantees.

     The net carrying value of impaired mortgage loans is as follows:

($ IN MILLIONS)                                              SEPTEMBER 30,          DECEMBER 31,
                                                                 2015                  2014
                                                         --------------------   --------------------
Impaired mortgage loans with a valuation allowance       $                  9   $                 16
Impaired mortgage loans without a valuation allowance                      --                     --
                                                         --------------------   --------------------
Total impaired mortgage loans                            $                  9   $                 16
                                                         ====================   ====================
Valuation allowance on impaired mortgage loans           $                  7   $                  8

     The average balance of impaired loans was $12 million and $29 million for the nine months ended September 30, 2015 and 2014, respectively.

     The rollforward of the valuation allowance on impaired mortgage loans is as follows:

($ IN MILLIONS)                                                     THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                                       SEPTEMBER 30,                      SEPTEMBER 30,
                                                            ---------------------------------    ----------------------------------
                                                                  2015             2014               2015               2014
                                                            ---------------   ---------------    ---------------    ---------------
Beginning balance                                           $             7   $             9    $             8    $            21
Net decrease in valuation allowance                                      --                (2)                --                 (6)
Charge offs                                                              --                --                 (1)                (8)
                                                            ---------------   ---------------    ---------------    ---------------
Ending balance                                              $             7   $             7    $             7    $             7
                                                            ===============   ===============    ===============    ===============

     Payments on all loans were current as of September 30, 2015 and December 31, 2014.

4. FAIR VALUE OF ASSETS AND LIABILITIES

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Condensed Consolidated Statements of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

LEVEL 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

LEVEL 2:  Assets and liabilities whose values are based on the following:
          (a) Quoted prices for similar assets or liabilities in active markets;
          (b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or
          (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

LEVEL 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

     The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

     The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

     The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy. The first is where specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company's use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

     The second situation where the Company classifies securities in Level 3 is where quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

     Certain assets are not carried at fair value on a recurring basis, including investments such as mortgage loans, limited partnership interests, bank loans and policy loans. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to remeasurement at fair value after initial recognition and the resulting remeasurement is reflected in the condensed consolidated financial statements. In addition, derivatives embedded in fixed income securities are not disclosed in the hierarchy as free-standing derivatives since they are presented with the host contracts in fixed income securities.

     In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

SUMMARY OF SIGNIFICANT VALUATION TECHNIQUES FOR ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

LEVEL 1 MEASUREMENTS

  - FIXED INCOME SECURITIES: Comprise certain U.S. Treasury fixed income securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

  - EQUITY SECURITIES: Comprise actively traded, exchange-listed equity securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

  - SHORT-TERM: Comprise U.S. Treasury bills valued based on unadjusted quoted prices for identical assets in active markets that the Company can access and actively traded money market funds that have daily quoted net asset values for identical assets that the Company can access.

  - SEPARATE ACCOUNT ASSETS: Comprise actively traded mutual funds that have daily quoted net asset values for identical assets that the Company can access. Net asset values for the actively traded mutual funds in which the separate account assets are invested are obtained daily from the fund managers.

LEVEL 2 MEASUREMENTS

  -  FIXED INCOME SECURITIES:

     U.S. GOVERNMENT AND AGENCIES: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

     MUNICIPAL: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

     CORPORATE, INCLUDING PRIVATELY PLACED: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Also included are privately placed securities valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.

     FOREIGN GOVERNMENT: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

     ABS AND RMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

     CMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, collateral performance and credit spreads.

     REDEEMABLE PREFERRED STOCK: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads.

  - EQUITY SECURITIES: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

  - SHORT-TERM: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. For certain short-term investments, amortized cost is used as the best estimate of fair value.

  - OTHER INVESTMENTS: Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active.

     OTC derivatives, including interest rate swaps, foreign currency swaps, foreign exchange forward contracts, certain options and certain credit default swaps, are valued using models that rely on inputs such as interest rate yield curves, currency rates, and counterparty credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

LEVEL 3 MEASUREMENTS

  -  FIXED INCOME SECURITIES:

     MUNICIPAL: Comprise municipal bonds that are not rated by third party credit rating agencies but are rated by the National Association of Insurance Commissioners ("NAIC"). The primary inputs to the valuation of these municipal bonds include quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. Also included are municipal bonds valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Also includes auction rate securities ("ARS") primarily backed by student loans that have become illiquid due to failures in the auction market and are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, including the anticipated date liquidity will return to the market.

     CORPORATE, INCLUDING PRIVATELY PLACED: Primarily valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Also included are equity-indexed notes which are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, such as volatility. Other inputs include an interest rate yield curve, as well as published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer.

     ABS, RMBS AND CMBS: Valued based on non-binding broker quotes received from brokers who are familiar with the investments and where the inputs have not been corroborated to be market observable.

  - EQUITY SECURITIES: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

  - OTHER INVESTMENTS: Certain OTC derivatives, such as interest rate caps, certain credit default swaps and certain options (including swaptions), are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

  - CONTRACTHOLDER FUNDS: Derivatives embedded in certain life and annuity contracts are valued internally using models widely accepted in the financial services industry that determine a single best estimate of fair value for the embedded derivatives within a block of contractholder liabilities. The models primarily use stochastically determined cash flows based on the contractual elements of embedded derivatives, projected option cost and applicable market data, such as interest rate yield curves and equity index volatility assumptions. These are categorized as Level 3 as a result of the significance of non-market observable inputs.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A NON-RECURRING BASIS

     Mortgage loans written-down to fair value in connection with recognizing impairments are valued based on the fair value of the underlying collateral less costs to sell. Limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments are valued using net asset values.

     The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of September 30, 2015.

($ IN MILLIONS)                                    QUOTED PRICES    SIGNIFICANT
                                                     IN ACTIVE         OTHER     SIGNIFICANT   COUNTERPARTY
                                                    MARKETS FOR     OBSERVABLE   UNOBSERVABLE    AND CASH      BALANCE AS OF
                                                  IDENTICAL ASSETS    INPUTS        INPUTS      COLLATERAL     SEPTEMBER 30,
                                                      (LEVEL 1)      (LEVEL 2)    (LEVEL 3)       NETTING          2015
                                                  ----------------  -----------  ------------  ------------    -------------
ASSETS
 Fixed income securities:
    U.S. government and agencies                  $            136  $       440  $         --                   $        576
    Municipal                                                   --        2,437            89                          2,526
    Corporate                                                   --       18,368           535                         18,903
    Foreign government                                          --          430            --                            430
    ABS                                                         --        1,590           131                          1,721
    RMBS                                                        --          489            --                            489
    CMBS                                                        --          512            --                            512
    Redeemable preferred stock                                  --           16            --                             16
                                                  ----------------  -----------  ------------                  -------------
        Total fixed income securities                          136       24,282           755                         25,173
 Equity securities                                           1,300            6            64                          1,370
 Short-term investments                                         51          886            --                            937
 Other investments: Free-standing derivatives                   --           35             1  $        (11)              25
 Separate account assets                                     3,677           --            --                          3,677
 Other assets                                                   --           --             1                              1
                                                  ----------------  -----------  ------------  ------------    -------------
       TOTAL RECURRING BASIS ASSETS                          5,164       25,209           821           (11)          31,183
  Non-recurring basis (1)                                       --           --             7            --                7
                                                  ----------------  -----------  ------------  ------------    -------------
TOTAL ASSETS AT FAIR VALUE                        $          5,164  $    25,209  $        828  $        (11)    $     31,190
                                                  ----------------  -----------  ------------  ------------    -------------
% of total assets at fair value                               16.5%        80.8%          2.7%           --%             100%

LIABILITIES
 Contractholder funds: Derivatives embedded in
  life and annuity contracts                      $             --  $        --  $       (295)                  $       (295)
 Other liabilities: Free-standing derivatives                   (2)          (1)           (9) $         (1)             (13)
                                                  ----------------  -----------  ------------  ------------    -------------
TOTAL LIABILITIES AT FAIR VALUE                   $             (2) $        (1) $       (304) $         (1)    $       (308)
                                                  ================  ===========  ============  ============    =============
% of total liabilities at fair value                           0.7%         0.3%         98.7%          0.3%             100%

----------
(1) Includes $7 million of other investments written-down to fair value in connection with recognizing other-than-temporary impairments.

   The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2014.

($ IN MILLIONS)                                     QUOTED PRICES   SIGNIFICANT
                                                      IN ACTIVE        OTHER     SIGNIFICANT   COUNTERPARTY
                                                    MARKETS FOR      OBSERVABLE  UNOBSERVABLE    AND CASH     BALANCE AS OF
                                                  IDENTICAL ASSETS     INPUTS       INPUTS      COLLATERAL     DECEMBER 31,
                                                      (LEVEL 1)       (LEVEL 2)    (LEVEL 3)      NETTING          2014
                                                  ----------------  -----------  ------------  ------------  ----------------
ASSETS
 Fixed income securities:
    U.S. government and agencies                  $            147  $       623  $         --                $            770
    Municipal                                                   --        3,556           106                           3,662
    Corporate                                                   --       20,193           792                          20,985
    Foreign government                                          --          735            --                             735
    ABS                                                         --          636           129                             765
    RMBS                                                        --          605            --                             605
    CMBS                                                        --          578             1                             579
    Redeemable preferred stock                                  --           16            --                              16
                                                  ----------------  -----------  ------------                ----------------
       Total fixed income securities                           147       26,942         1,028                          28,117
 Equity securities                                             927            6            37                             970
 Short-term investments                                         90          767            --                             857
 Other investments: Free-standing derivatives                   --           90             2  $         (2)               90
 Separate account assets                                     4,396           --            --                           4,396
 Other assets                                                    1           --             1                               2
                                                  ----------------  -----------  ------------  ------------  ----------------
     TOTAL RECURRING BASIS ASSETS                            5,561       27,805         1,068            (2)           34,432
  Non-recurring basis (1)                                       --           --             9                               9
                                                  ----------------  -----------  ------------  ------------  ----------------
TOTAL ASSETS AT FAIR VALUE                        $          5,561  $    27,805  $      1,077  $         (2) $         34,441
                                                  ================  ===========  ============  ============  ================
% of total assets at fair value                               16.2%        80.7%          3.1%           --%            100.0%

LIABILITIES
 Contractholder funds: Derivatives embedded in
   life and annuity contracts                     $             --  $        --  $       (323)               $           (323)
 Other liabilities: Free-standing derivatives                   --          (24)           (9) $          2               (31)
                                                  ----------------  -----------  ------------  ------------  ----------------
TOTAL LIABILITIES AT FAIR VALUE                   $             --  $       (24) $       (332) $          2  $           (354)
                                                  ================  ===========  ============  ============  ================
% of total liabilities at fair value                            --%         6.8%         93.8%         (0.6)%           100.0%

----------
(1) Includes $6 million of mortgage loans and $3 million of limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments.

   The following table summarizes quantitative information about the significant unobservable inputs used in Level 3 fair value measurements.

($ IN MILLIONS)                                                VALUATION        UNOBSERVABLE                      WEIGHTED
                                              FAIR VALUE       TECHNIQUE           INPUT           RANGE          AVERAGE
                                            -------------   ----------------   -------------   ---------------   ---------
SEPTEMBER 30, 2015
Derivatives embedded in life and annuity    $        (242)  Stochastic cash      Projected        1.0 - 2.2%          1.76%
  contracts - Equity-indexed and forward                      flow model         option cost
  starting options

DECEMBER 31, 2014
Derivatives embedded in life and annuity    $        (278)  Stochastic cash      Projected        1.0 - 2.0%          1.76%
  contracts - Equity-indexed and forward                      flow model         option cost
  starting options

   The embedded derivatives are equity-indexed and forward starting options in certain life and annuity products that provide customers with interest crediting rates based on the performance of the S&P 500. If the projected option cost increased (decreased), it would result in a higher (lower) liability fair value.

   As of September 30, 2015 and December 31, 2014, Level 3 fair value measurements of fixed income securities total $755 million and $1.03 billion, respectively, and include $635 million and $914 million, respectively, of securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. The Company does not develop the unobservable inputs used in measuring fair value; therefore, these are not included in the table above. However, an increase (decrease) in credit spreads for fixed income securities valued based on non-binding broker quotes would result in a lower (higher) fair value.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the three months ended September 30, 2015.

($ IN MILLIONS)                                                    TOTAL GAINS (LOSSES)
                                                                       INCLUDED IN:
                                                               ------------------------------
                                                                                                   TRANSFERS       TRANSFERS
                                             BALANCE AS OF          NET                              INTO            OUT OF
                                             JUNE 30, 2015       INCOME (1)           OCI           LEVEL 3         LEVEL 3
                                            ---------------    -------------    -------------    -------------   -------------
ASSETS
Fixed income securities:
 Municipal                                  $           101    $           2    $          --    $          --   $          --
 Corporate                                              569               10               (9)              --             (23)
 ABS                                                    105               --               (1)              15              --
                                            ---------------    -------------    -------------    -------------   -------------
      Total fixed income securities                     775               12              (10)              15             (23)
 Equity securities                                       46               --               (1)              --              --
 Free-standing derivatives, net                          (7)              (1)              --               --              --
 Other assets                                             1               --               --               --              --
                                            ---------------    -------------    -------------    -------------   -------------
 TOTAL RECURRING LEVEL 3 ASSETS             $           815    $          11    $         (11)   $          15   $         (23)
                                            ===============    =============    =============    =============   =============

LIABILITIES
 Contractholder funds: Derivatives
  embedded in life and annuity
  contracts                                 $          (315)   $          19    $          --    $          --   $          --
                                            ---------------    -------------    -------------    -------------   -------------
 TOTAL RECURRING LEVEL 3 LIABILITIES        $          (315)   $          19    $          --    $          --   $          --
                                            ===============    =============    =============    =============   =============

                                                                                                                 BALANCE AS OF
                                                                                                                 SEPTEMBER 30,
                                               PURCHASES          SALES            ISSUES         SETTLEMENTS         2015
                                            ---------------    -------------    -------------    -------------   -------------
ASSETS
Fixed income securities:
 Municipal                                  $            --    $         (14)   $          --    $          --   $          89
 Corporate                                                1              (11)              --               (2)            535
 ABS                                                     27               --               --              (15)            131
                                            ---------------    -------------    -------------    -------------   -------------
      Total fixed income securities                      28              (25)              --              (17)            755
 Equity securities                                       19               --               --               --              64
 Free-standing derivatives, net                          --               --               --               --              (8)(2)
 Other assets                                            --               --               --               --               1
                                            ---------------    -------------    -------------    -------------   -------------
 TOTAL RECURRING LEVEL 3 ASSETS             $            47    $         (25)   $          --    $         (17)  $         812
                                            ===============    =============    =============    =============   =============

LIABILITIES
 Contractholder funds: Derivatives
   embedded in life and annuity
   contracts                                $            --    $          --    $          --    $           1   $        (295)
                                            ---------------    -------------    -------------    -------------   -------------
 TOTAL RECURRING LEVEL 3 LIABILITIES        $            --    $          --    $          --    $           1   $        (295)
                                            ===============    =============    =============    =============   =============

----------
(1) The effect to net income totals $30 million and is reported in the Condensed Consolidated Statements of Operations and
    Comprehensive Income as follows: $8 million in realized capital gains and losses, $3 million in net investment income, $27 million in interest credited to contractholder funds and $(8) million in contract benefits.
(2) Comprises $1 million of assets and $9 million of liabilities.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the nine months ended September 30, 2015.

($ IN MILLIONS)                                                    TOTAL GAINS (LOSSES)
                                                                        INCLUDED IN:
                                             BALANCE AS OF     ------------------------------      TRANSFERS       TRANSFERS
                                              DECEMBER 31,          NET                              INTO           OUT OF
                                                 2014            INCOME (1)          OCI            LEVEL 3         LEVEL 3
                                            ---------------    -------------    -------------    -------------   -------------
ASSETS
Fixed income securities:
 Municipal                                  $           106    $           3    $          (2)   $          --   $          --
 Corporate                                              792               11              (15)               2            (150)
 ABS                                                    129               (1)               1               21             (27)
 CMBS                                                     1               --               (1)              --              --
                                            ---------------    -------------    -------------    -------------   -------------
     Total fixed income securities                    1,028               13              (17)              23            (177)
 Equity securities                                       37               --               --               --              --
 Free-standing derivatives, net                          (7)              --               --               --              --
 Other assets                                             1               --               --               --              --
                                            ---------------    -------------    -------------    -------------   -------------
 TOTAL RECURRING LEVEL 3 ASSETS             $         1,059    $          13    $         (17)   $          23   $        (177)
                                            ===============    =============    =============    =============   =============

LIABILITIES
 Contractholder funds: Derivatives
  embedded in life and annuity
  contracts                                 $          (323)   $          24    $          --    $          --   $          --
                                            ---------------    -------------    -------------    -------------   -------------
 TOTAL RECURRING LEVEL 3 LIABILITIES        $          (323)   $          24    $          --    $          --   $          --
                                            ===============    =============    =============    =============   =============

                                                                                                                 BALANCE AS OF
                                                                                                                 SEPTEMBER 30,
                                                PURCHASES         SALES           ISSUES         SETTLEMENTS          2015
                                            ---------------    -------------    -------------    -------------   -------------
ASSETS
Fixed income securities:
 Municipal                                  $            --    $         (17)   $          --    $          (1)  $          89
 Corporate                                               20              (58)              --              (67)            535
 ABS                                                     27               --               --              (19)            131
 CMBS                                                    --               --               --               --              --
                                            ---------------    -------------    -------------    -------------   -------------
     Total fixed income securities                       47              (75)              --              (87)            755
 Equity securities                                       27               --               --               --              64
 Free-standing derivatives, net                          --               --               --               (1)             (8)(2)
 Other assets                                            --               --               --               --               1
                                            ---------------    -------------    -------------    -------------   -------------
 TOTAL RECURRING LEVEL 3 ASSETS             $            74    $         (75)   $          --    $         (88)  $         812
                                            ===============    =============    =============    =============   =============

LIABILITIES
 Contractholder funds: Derivatives
  embedded in life and annuity
  contracts                                 $            --    $          --               (1)               5   $        (295)
                                            ---------------    -------------    -------------    -------------   -------------
 TOTAL RECURRING LEVEL 3 LIABILITIES        $            --    $          --    $          (1)   $           5   $        (295)
                                            ===============    =============    =============    =============   =============

----------
(1) The effect to net income totals $37 million and is reported in the Condensed Consolidated Statements of Operations and
    Comprehensive Income as follows: $4 million in realized capital gains and losses, $9 million in net investment income,
    $32 million in interest credited to contractholder funds and $(8) million in contract benefits.
(2) Comprises $1 million of assets and $9 million of liabilities.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the three months ended September 30, 2014.

($ IN MILLIONS)                                            TOTAL GAINS (LOSSES) INCLUDED IN:
                                                           ---------------------------------     TRANSFERS       TRANSFERS
                                             BALANCE AS OF          NET                             INTO           OUT OF
                                             JUNE 30, 2014       INCOME (1)        OCI            LEVEL 3         LEVEL 3
                                            ---------------    -------------    -------------    -------------   -------------
ASSETS
 Fixed income securities:
    Municipal                               $           102    $          --    $          --    $          --   $          --
    Corporate                                           883                3              (13)              18              --
    ABS                                                 105               --                1               --              --
    CMBS                                                  5               --               --               --              --
                                            ---------------    -------------    -------------    -------------   -------------
      Total fixed income securities                   1,095                3              (12)              18              --
 Equity securities                                        7               --               --               --              --
 Free-standing derivatives, net                          (5)              --               --               --              --
 Other assets                                             1               --               --               --              --
                                            ---------------    -------------    -------------    -------------   -------------
    TOTAL RECURRING LEVEL 3 ASSETS          $         1,098    $           3    $         (12)   $          18   $          --
                                            ===============    =============    =============    =============   =============

LIABILITIES
 Contractholder funds: Derivatives
  embedded in life and annuity
  contracts                                 $          (331)   $           9    $          --    $          --   $          --
                                            ---------------    -------------    -------------    -------------   -------------
    TOTAL RECURRING LEVEL 3 LIABILITIES     $          (331)   $           9    $          --    $          --   $          --
                                            ===============    =============    =============    =============   =============

                                                                                                                 BALANCE AS OF
                                                                                                                 SEPTEMBER 30,
                                               PURCHASES           SALES           ISSUES         SETTLEMENTS        2014
                                            ---------------    -------------    -------------    -------------   -------------
ASSETS
 Fixed income securities:
    Municipal                               $            --    $          (1)   $          --    $          --   $         101
    Corporate                                             4               (3)              --              (53)            839
    ABS                                                  10               --               --               (2)            114
    CMBS                                                 --               --               --               --               5
                                            ---------------    -------------    -------------    -------------   -------------
      Total fixed income securities                      14               (4)              --              (55)          1,059
 Equity securities                                       30               --               --               --              37
 Free-standing derivatives, net                          --               --               --               (1)             (6)(2)
 Other assets                                            --               --               --               --               1
                                            ---------------    -------------    -------------    -------------   -------------
    TOTAL RECURRING LEVEL 3 ASSETS          $            44    $          (4)   $          --    $         (56)  $       1,091
                                            ===============    =============    =============    =============   =============

LIABILITIES
 Contractholder funds: Derivatives
  embedded in life and annuity
  contracts                                 $            --    $          --    $          --    $           1   $        (321)
                                            ---------------    -------------    -------------    -------------   -------------
    TOTAL RECURRING LEVEL 3 LIABILITIES     $            --    $          --    $          --    $           1   $        (321)
                                            ===============    =============    =============    =============   =============

----------
(1) The effect to net income totals $12 million and is reported in the Condensed Consolidated Statements of Operations and
    Comprehensive Income as follows: $3 million in net investment income, $5 million in interest credited to contractholder funds and $4 million in contract benefits.
(2) Comprises $3 million of assets and $9 million of liabilities.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the nine months ended September 30, 2014.

($ IN MILLIONS)                                               TOTAL GAINS (LOSSES)INCLUDED IN:
                                            BALANCE AS OF    -----------------------------------     TRANSFERS      TRANSFERS
                                             DECEMBER 31,          NET                                 INTO          OUT OF
                                                 2013           INCOME (1)            OCI             LEVEL 3       LEVEL 3
                                           ---------------   ----------------   ----------------   -------------  -------------
ASSETS
 Fixed income securities:
    Municipal                              $           119   $             (1)  $              3   $          --  $         (17)
    Corporate                                        1,008                 14                 (4)             18            (26)
    ABS                                                112                 --                  2              --            (12)
    CMBS                                                 1                 --                 --              --             --
    Redeemable preferred stock                           1                 --                 --              --             --
                                           ---------------   ----------------   ----------------   -------------  -------------
      Total fixed income securities                  1,241                 13                  1              18            (55)
 Equity securities                                       6                 --                 --              --             --
 Free-standing derivatives, net                         (5)                 1                 --              --             --
 Other assets                                           --                  1                 --              --             --
 Assets held for sale                                  362                 (1)                 2               4             (2)
                                           ---------------   ----------------   ----------------   -------------   -------------
    TOTAL RECURRING LEVEL 3 ASSETS         $         1,604   $             14   $              3   $          22  $         (57)
                                           ===============   ================   ================   =============   =============

LIABILITIES
 Contractholder funds: Derivatives
  embedded in life and annuity contracts   $          (307)  $             (5)  $             --   $          --  $          --
 Liabilities held for sale                            (246)                17                 --              --             --
                                           ---------------   ----------------   ----------------   -------------  -------------
    TOTAL RECURRING LEVEL 3 LIABILITIES    $          (553)  $             12   $             --   $          --  $          --
                                           ===============   ================   ================   =============  =============

                                                                                                                  BALANCE AS OF
                                           SOLD IN LBL                                                            SEPTEMBER 30,
                                         DISPOSITION (3)   PURCHASES/ISSUES (4)      SALES          SETTLEMENTS        2014
                                         ---------------   -------------------  ----------------   -------------  -------------
ASSETS
 Fixed income securities:
    Municipal                            $            --   $                --  $             (3)  $          --  $         101
    Corporate                                         --                    16               (92)            (95)           839
    ABS                                               --                    21                --              (9)           114
    CMBS                                               4                    --                --              --              5
    Redeemable preferred stock                        --                    --                (1)             --             --
                                         ---------------   -------------------  ----------------   -------------  -------------
      Total fixed income securities                    4                    37               (96)           (104)         1,059
 Equity securities                                    --                    31                --              --             37
 Free-standing derivatives, net                       --                     2                --              (4)            (6)(2)
 Other assets                                         --                    --                --              --              1
 Assets held for sale                               (351)                   --                (8)             (6)            --
                                         ---------------   -------------------  ----------------   -------------  -------------
    TOTAL RECURRING LEVEL 3 ASSETS       $          (347)  $                70  $           (104)  $        (114) $       1,091
                                         ===============   ===================  ================   =============  =============
LIABILITIES
 Contractholder funds: Derivatives
  embedded in life and annuity contracts $            --   $               (13) $             --   $           4  $        (321)
 Liabilities held for sale                           230                    (4)               --               3             --
                                         ---------------   -------------------  ----------------   -------------  -------------
    TOTAL RECURRING LEVEL 3 LIABILITIES  $           230   $               (17) $             --   $           7  $        (321)
                                         ===============   ===================  ================   =============  =============

----------
(1) The effect to net income totals $26 million and is reported in the Condensed Consolidated Statements of Operations and
    Comprehensive Income as follows: $8 million in realized capital gains and losses, $9 million in net investment income,
    $5 million in interest credited to contractholder funds, $8 million in contract benefits and $(4) million in loss on disposition of operations.
(2) Comprises $3 million of assets and $9 million of liabilities.
(3) Includes transfers from held for sale that took place in first quarter 2014 of $4 million for CMBS and $(4) million for Assets held for sale.
(4) Represents purchases for assets and issues for liabilities.

     Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source. For example, in situations where a fair value quote is not provided by the Company's independent third-party valuation service provider and as a result the price is stale or has been replaced with a broker quote whose inputs have not been corroborated to be market observable, the security is transferred into Level 3. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table.

     There were no transfers between Level 1 and Level 2 during the three months and nine months ended September 30, 2015 or 2014.

     Transfers into Level 3 during the three months and nine months ended September 30, 2015 and 2014 included situations where a fair value quote was not provided by the Company's independent third-party valuation service provider and as a result the price was stale or had been replaced with a broker quote where the inputs had not been corroborated to be market observable resulting in the security being classified as Level 3. Transfers out of Level 3 during the three months and nine months ended September 30, 2015 and 2014 included situations where a broker quote was used in the prior period and a fair value quote became available from the Company's independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

     The following table provides the change in unrealized gains and losses included in net income for Level 3 assets and liabilities held as of September 30.

($ IN MILLIONS)                                                  THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                    SEPTEMBER 30,                    SEPTEMBER 30,
                                                         ---------------------------------  --------------------------------
                                                              2015             2014             2015             2014
                                                         ---------------   ---------------  ---------------  ---------------
ASSETS
 Fixed income securities:
   Municipal                                             $            --   $            --  $            --  $            (1)
   Corporate                                                           3                 3                8                8
   ABS                                                                --                --                1               --
   CMBS                                                               --                --               --               (1)
                                                         ---------------   ---------------  ---------------  ---------------
    Total fixed income securities                                      3                 3                9                6
 Equity securities                                                    (1)               --               --               --
 Free-standing derivatives, net                                       (1)               --               --                6
 Other assets                                                         --                --               --                1
 Assets held for sale                                                 --                --               --               (1)
                                                         ---------------   ---------------  ---------------  ---------------
    TOTAL RECURRING LEVEL 3 ASSETS                       $             1   $             3  $             9  $            12
                                                         ===============   ===============  ===============  ===============

LIABILITIES
 Contractholder funds: Derivatives embedded in life
    and annuity contracts                                $            19   $             9  $            24  $            (5)
 Liabilities held for sale                                            --                --               --               17
                                                         ---------------   ---------------  ---------------  ---------------
    TOTAL RECURRING LEVEL 3 LIABILITIES                  $            19   $             9  $            24  $            12
                                                         ===============   ===============  ===============  ===============

   The amounts in the table above represent the change in unrealized gains and losses included in net income for the period of time that the asset or liability was determined to be in Level 3. These gains and losses total $20 million for the three months ended September 30, 2015 and are reported as follows: $(2) million in realized capital gains and losses, $3 million in net investment income, $27 million in interest credited to contractholder funds and $(8) million in contract benefits. These gains and losses total $12 million for the three months ended September 30, 2014 and are reported as follows: $3 million in net investment income, $5 million in interest credited to contractholder funds and $4 million in contract benefits. These gains and losses total $33 million for the nine months ended September 30, 2015 and are reported as follows: $(2) million in realized capital gains and losses, $11 million in net investment income, $32 million in interest credited to contractholder funds and $(8) million in contract benefits. These gains and losses total $24 million for the nine months ended September 30, 2014 and are reported as follows: $5 million in realized capital gains and losses, $6 million in net investment income, $5 million in interest credited to contractholder funds and $8 million in contract benefits.

   Presented below are the carrying values and fair value estimates of financial instruments not carried at fair value.

FINANCIAL ASSETS

($ IN MILLIONS)                                                  SEPTEMBER 30, 2015                DECEMBER 31, 2014
                                                         ---------------------------------  --------------------------------
                                                            CARRYING            FAIR           CARRYING           FAIR
                                                             VALUE              VALUE            VALUE           VALUE
                                                         ---------------   ---------------  ---------------  ---------------
Mortgage loans                                           $         3,827   $         4,020  $         3,686  $         3,922
Cost method limited partnerships                                     526               692              508              686
Bank loans                                                           510               507              431              427
Agent loans                                                          416               406              368              361
Notes due from related party                                         275               275              275              275

   The fair value of mortgage loans is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral. The fair value of cost method limited partnerships is determined using reported net asset values of the underlying funds. The fair value of bank loans, which are reported in other investments, is based on broker quotes from brokers familiar with the loans and current market conditions. The fair value of agent loans, which are reported in other investments, is based on discounted cash flow calculations that use discount rates with a spread over U.S. Treasury rates. Assumptions used in developing estimated cash flows and discount rates consider the loan's credit and liquidity risks. The fair value of notes due from related party, which are reported in other investments, is based on discounted cash flow calculations using current interest rates for instruments with comparable terms. The fair value measurements for mortgage loans, cost method limited partnerships, bank loans, agent loans, notes due from related party and assets held for sale are categorized as Level 3.

FINANCIAL LIABILITIES

($ IN MILLIONS)                                                  SEPTEMBER 30, 2015                DECEMBER 31, 2014
                                                         ---------------------------------  --------------------------------
                                                            CARRYING            FAIR           CARRYING           FAIR
                                                             VALUE              VALUE            VALUE           VALUE
                                                         ---------------   ---------------  ---------------  ---------------
Contractholder funds on investment contracts             $        12,682   $        13,189  $        13,708  $        14,364
Notes due to related parties                                         275               275              275              275
Liability for collateral                                             503               503              510              510

   The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts utilizing prevailing market rates for similar contracts adjusted for the Company's own credit risk. Deferred annuities included in contractholder funds are valued using discounted cash flow models that incorporate market value margins, which are based on the cost of holding economic capital, and the Company's own credit risk. Immediate annuities without life contingencies and fixed rate funding agreements are valued at the present value of future benefits using market implied interest rates which include the Company's own credit risk. The fair value measurements for contractholder funds on investment contracts are categorized as Level 3.

   The fair value of notes due to related parties is based on discounted cash flow calculations using current interest rates for instruments with comparable terms and considers the Company's own credit risk. The liability for collateral is valued at carrying value due to its short-term nature. The fair value measurements for liability for collateral are categorized as Level 2. The fair value measurements for notes due to related parties are categorized as Level 3.

5.  DERIVATIVE FINANCIAL INSTRUMENTS

   The Company uses derivatives for risk reduction and to increase investment portfolio returns through asset replication. Risk reduction activity is focused on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations, increases in credit spreads and foreign currency fluctuations.

   Asset-liability management is a risk management strategy that is principally employed to balance the respective interest-rate sensitivities of the Company's assets and liabilities. Depending upon the attributes of the assets acquired and liabilities issued, derivative instruments such as interest rate swaps, caps, swaptions and futures are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. The Company uses futures and options for hedging the equity exposure contained in its equity indexed life and annuity product contracts that offer equity returns to contractholders. In addition, the Company uses interest rate swaps to hedge interest rate risk inherent in funding agreements. The Company uses foreign currency swaps and forwards primarily to reduce the foreign currency risk associated with holding foreign currency denominated investments. Credit default swaps are typically used to mitigate the credit risk within the Company's fixed income portfolio.

   The Company may also use derivatives to manage the risk associated with corporate actions, including the sale of a business. During 2014, swaptions were utilized to hedge the expected proceeds from the disposition of Lincoln Benefit Life Company ("LBL").

   Asset replication refers to the "synthetic" creation of assets through the use of derivatives and primarily investment grade host bonds to replicate securities that are either unavailable in the cash markets or more economical to acquire in synthetic form. The Company replicates fixed income securities using a combination of a credit default swap or a foreign currency forward contract and one or more highly rated fixed income securities to synthetically replicate the economic characteristics of one or more cash market securities.

   The Company also has derivatives embedded in non-derivative host contracts that are required to be separated from the host contracts and accounted for at fair value with changes in fair value of embedded derivatives reported in net income. The Company's primary embedded derivatives are equity options in life and annuity product contracts, which provide equity returns to contractholders; conversion options in fixed income securities, which provide the Company with the right to convert the instrument into a predetermined number of shares of common stock; credit default swaps in synthetic collateralized debt obligations, which provide enhanced coupon rates as a result of selling credit protection; and equity-indexed notes containing equity call options, which provide a coupon payout that is determined using one or more equity-based indices.

   When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The Company designates certain of its interest rate and foreign currency swap contracts and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item. The Company designates certain of its foreign currency swap contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk that could affect net income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged item affects net income.

   The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements. However, the notional amounts specified in credit default swaps where the Company has sold credit protection represent the maximum amount of potential loss, assuming no recoveries.

   Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive or pay to terminate the derivative contracts at the reporting date. The carrying value amounts for OTC derivatives are further adjusted for the effects, if any, of enforceable master netting agreements and are presented on a net basis, by counterparty agreement, in the Condensed Consolidated Statements of Financial Position. For certain exchange traded and cleared derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of September 30, 2015, the Company pledged $11 million of cash as margin deposits.

   For those derivatives which qualify for fair value hedge accounting, net income includes the changes in the fair value of both the derivative instrument and the hedged risk, and therefore reflects any hedging ineffectiveness. For cash flow hedges, gains and losses are amortized from accumulated other comprehensive income and are reported in net income in the same period the forecasted transactions being hedged impact net income.

   Non-hedge accounting is generally used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements to permit the application of hedge accounting. For non-hedge derivatives, net income includes changes in fair value and accrued periodic settlements, when applicable. With the exception of non-hedge derivatives used for asset replication and non-hedge embedded derivatives, all of the Company's derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis.

   The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Condensed Consolidated Statement of Financial Position as of September 30, 2015.

($ IN MILLIONS, EXCEPT NUMBER OF CONTRACTS)                                    VOLUME (1)
                                                                           --------------------
                                                                                        NUMBER      FAIR
                                                                            NOTIONAL      OF        VALUE,     GROSS    GROSS
                                                 BALANCE SHEET LOCATION      AMOUNT    CONTRACTS     NET       ASSET   LIABILITY
                                                -------------------------- ----------  ---------  ---------  --------  ---------
ASSET DERIVATIVES
DERIVATIVES DESIGNATED AS ACCOUNTING HEDGING
 INSTRUMENTS
 Foreign currency swap agreements                   Other investments      $       18        n/a  $       4  $      4  $      --
                                                                           ----------  ---------  ---------  --------  ---------
DERIVATIVES NOT DESIGNATED AS ACCOUNTING
 HEDGING INSTRUMENTS
INTEREST RATE CONTRACTS
 Interest rate cap agreements                       Other investments             135        n/a          1         1         --
 Financial futures contracts                          Other assets                 --        330         --        --         --
EQUITY AND INDEX CONTRACTS
 Options                                            Other investments              --      3,820         21        21         --
 Financial futures contracts                          Other assets                 --         59         --        --         --
FOREIGN CURRENCY CONTRACTS
 Foreign currency forwards                          Other investments              60        n/a         --        --         --
CREDIT DEFAULT CONTRACTS
 Credit default swaps - buying protection           Other investments              29        n/a          2         2         --
 Credit default swaps - selling protection          Other investments              80        n/a          1         1         --
OTHER CONTRACTS
 Other contracts                                      Other assets                  3        n/a          1         1         --
                                                                           ----------  ---------  ---------  --------  ---------
    Subtotal                                                                      307      4,209         26        26         --
                                                                           ----------  ---------  ---------  --------  ---------
TOTAL ASSET DERIVATIVES                                                    $      325      4,209  $      30  $     30  $      --
                                                                           ==========  =========  =========  ========  =========

LIABILITY DERIVATIVES
DERIVATIVES DESIGNATED AS ACCOUNTING HEDGING
 INSTRUMENTS
 Foreign currency swap agreements                   Other liabilities &
                                                    accrued expenses       $       56        n/a  $       7  $      7 $       --
                                                                           ----------  ---------  ---------  --------  ---------
DERIVATIVES NOT DESIGNATED AS ACCOUNTING
 HEDGING INSTRUMENTS
INTEREST RATE CONTRACTS
 Interest rate swap agreements                      Other liabilities &
                                                      accrued expenses             85        n/a         --        --         --
EQUITY AND INDEX CONTRACTS
                                                   Other liabilities &
 Options and futures                                accrued expenses               --      5,239         (3)       --         (3)
FOREIGN CURRENCY CONTRACTS
 Foreign currency forwards                          Other liabilities &
                                                    accrued expenses               10        n/a         --        --         --
EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS
 Guaranteed accumulation benefits                 Contractholder funds            496        n/a        (39)       --        (39)
 Guaranteed withdrawal benefits                   Contractholder funds            342        n/a        (14)       --        (14)
 Equity-indexed and forward starting options in
   life and annuity product contracts             Contractholder funds          1,773        n/a       (242)       --       (242)
 Other embedded derivative financial instruments  Contractholder funds             85        n/a         --        --         --
CREDIT DEFAULT CONTRACTS
 Credit default swaps - buying protection           Other liabilities &
                                                    accrued expenses               15        n/a         --        --         --
                                                   Other liabilities &
 Credit default swaps - selling protection          accrued expenses              100        n/a         (9)       --         (9)
                                                                           ----------  ---------  ---------  --------  ---------
    Subtotal                                                                    2,906      5,239       (307)       --       (307)
                                                                           ----------  ---------  ---------  --------  ---------
TOTAL LIABILITY DERIVATIVES                                                     2,962      5,239       (300) $      7  $    (307)
                                                                           ==========  =========  =========  ========  =========
TOTAL DERIVATIVES                                                          $    3,287      9,448  $    (270)
                                                                           ==========  =========  =========

----------
(1) Volume for OTC derivative contracts is represented by their notional amounts.  Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

   The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Consolidated Statement of Financial Position as of December 31, 2014.

($ IN MILLIONS, EXCEPT NUMBER OF CONTRACTS)                                    VOLUME (1)
                                                                           --------------------
                                                                                        NUMBER      FAIR
                                                                            NOTIONAL      OF        VALUE,     GROSS    GROSS
                                                 BALANCE SHEET LOCATION      AMOUNT    CONTRACTS     NET       ASSET   LIABILITY
                                                -------------------------- ----------  ---------  ---------  --------  ---------
ASSET DERIVATIVES
DERIVATIVES DESIGNATED AS ACCOUNTING HEDGING
 INSTRUMENTS
 Foreign currency swap agreements                   Other investments      $       85        n/a  $       3  $      3  $      --
                                                                           ----------  ---------  ---------  --------  ---------
DERIVATIVES NOT DESIGNATED AS ACCOUNTING
 HEDGING INSTRUMENTS
INTEREST RATE CONTRACTS
 Interest rate cap agreements                       Other investments             163        n/a          2         2         --
EQUITY AND INDEX CONTRACTS
 Options                                            Other investments              --      3,225         83        83         --
 Financial futures contracts                          Other assets                 --        704          1         1         --
FOREIGN CURRENCY CONTRACTS
 Foreign currency forwards                          Other investments              57        n/a         --        --         --
CREDIT DEFAULT CONTRACTS
 Credit default swaps - buying protection           Other investments              19        n/a         --        --         --
 Credit default swaps - selling protection          Other investments              80        n/a          2         2         --
OTHER CONTRACTS
 Other contracts                                      Other assets                  3        n/a          1         1         --
                                                                           ----------  ---------  ---------  --------  ---------
    Subtotal                                                                      322      3,929         89        89         --
                                                                           ----------  ---------  ---------  --------  ---------
TOTAL ASSET DERIVATIVES                                                    $      407      3,929  $      92  $     92  $      --
                                                                           ==========  =========  =========  ========  =========

LIABILITY DERIVATIVES
DERIVATIVES DESIGNATED AS ACCOUNTING HEDGING
 INSTRUMENTS
                                                   Other liabilities &
 Foreign currency swap agreements                    accrued expenses      $       50        n/a  $      (1) $     --  $      (1)
                                                                           ----------  ---------  ---------  --------  ---------
DERIVATIVES NOT DESIGNATED AS ACCOUNTING
 HEDGING INSTRUMENTS
INTEREST RATE CONTRACTS
 Interest rate swap agreements                      Other liabilities &
                                                    accrued expenses               85        n/a          1         1         --
 Interest rate cap agreements                       Other liabilities &
                                                     accrued expenses              11        n/a         --        --         --
 Financial futures contracts                        Other liabilities &
                                                     accrued expenses              --        200         --        --         --
EQUITY AND INDEX CONTRACTS
 Options and futures                                Other liabilities &
                                                     accrued expenses              --      3,131        (22)       --        (22)
FOREIGN CURRENCY CONTRACTS
 Foreign currency forwards                          Other liabilities &
                                                     accrued expenses              36        n/a          1         1         --
EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS
 Guaranteed accumulation benefits                 Contractholder funds            615        n/a        (32)       --        (32)
 Guaranteed withdrawal benefits                   Contractholder funds            425        n/a        (13)       --        (13)
 Equity-indexed and forward starting options in
  life and annuity product contracts              Contractholder funds          1,786        n/a       (278)       --       (278)
 Other embedded derivative financial instruments  Contractholder funds             85        n/a         --        --         --
CREDIT DEFAULT CONTRACTS
                                                   Other liabilities &
 Credit default swaps - buying protection           accrued expenses               49        n/a         (1)       --         (1)
                                                   Other liabilities &
 Credit default swaps - selling protection          accrued expenses              100        n/a         (9)       --         (9)
                                                                           ----------  ---------  ---------  --------  ---------
    Subtotal                                                                    3,192      3,331       (353)        2       (355)
                                                                           ----------  ---------  ---------  --------  ---------
TOTAL LIABILITY DERIVATIVES                                                     3,242      3,331       (354) $      2  $    (356)
                                                                           ==========  =========  =========  ========  =========
TOTAL DERIVATIVES                                                          $    3,649      7,260  $    (262)
                                                                           ==========  =========  =========

----------
(1) Volume for OTC derivative contracts is represented by their notional amounts.  Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

   The following table provides gross and net amounts for the Company's OTC derivatives, all of which are subject to enforceable master netting agreements.

($ IN MILLIONS)                                                   OFFSETS
                                                         ---------------------------
                                                                            CASH           NET         SECURITIES
                                                           COUNTER-      COLLATERAL     AMOUNT ON      COLLATERAL
                                             GROSS          PARTY        (RECEIVED)      BALANCE       (RECEIVED)         NET
                                             AMOUNT        NETTING         PLEDGED         SHEET         PLEDGED         AMOUNT
                                          ------------   ------------   ------------   ------------   ------------   ------------
SEPTEMBER 30, 2015
Asset derivatives                         $         15   $         (7)  $         (4)  $          4   $         (1)  $          3
Liability derivatives                               (9)             7             (8)           (10)             7             (3)

DECEMBER 31, 2014
Asset derivatives                         $          7   $         (2)  $         --   $          5   $         (4)  $          1
Liability derivatives                              (11)             2             --             (9)             7             (2)

   The following table provides a summary of the impacts of the Company's foreign currency contracts in cash flow hedging relationships. Amortization of net gains from accumulated other comprehensive income related to cash flow hedges is expected to be a gain of $3 million during the next twelve months. There was no hedge ineffectiveness reported in realized gains and losses for the three months and nine months ended September 30, 2015 or 2014.

($ IN MILLIONS)                                                             THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                               SEPTEMBER 30,                 SEPTEMBER 30,
                                                                        ---------------------------   ---------------------------
                                                                            2015           2014           2015           2014
                                                                        ------------   ------------   ------------   ------------
Gain recognized in OCI on derivatives during the period                 $          4   $         10   $         11   $          6
Gain (loss) recognized in OCI on derivatives during the term of the
  hedging relationship                                                            11             (4)            11             (4)
Loss reclassified from AOCI into income (net investment income)                   --             (1)            (1)            (1)
Gain (loss) reclassified from AOCI into income (realized capital
  gains and losses)                                                               --             --              3             (2)

   The following tables present gains and losses from valuation and settlements reported on derivatives not designated as accounting hedging instruments in the Condensed Consolidated Statements of Operations and Comprehensive Income. For the three months and nine months ended September 30, 2015 and 2014, the Company had no derivatives used in fair value hedging relationships.

($ IN MILLIONS)                                      REALIZED                   INTEREST        LOSS ON    TOTAL GAIN (LOSS)
                                                     CAPITAL                   CREDITED TO    DISPOSITION    RECOGNIZED IN
                                                    GAINS AND    CONTRACT    CONTRACTHOLDER        OF        NET INCOME ON
                                                      LOSSES     BENEFITS        FUNDS        OPERATIONS      DERIVATIVES
                                                   -----------  ----------  ---------------  ------------  -----------------
THREE MONTHS ENDED SEPTEMBER 30, 2015
Interest rate contracts                            $        (1) $       --  $            --  $         --  $              (1)
Equity and index contracts                                  11          --              (27)           --                (16)
Embedded derivative financial instruments                   --          (8)              28            --                 20
Foreign currency contracts                                   3          --               --            --                  3
Credit default contracts                                     2          --               --            --                  2
Other contracts                                             --          --               (1)           --                 (1)
                                                   -----------  ----------  ---------------  ------------  -----------------
  Total                                            $        15  $       (8) $            --  $         --  $               7
                                                   ===========  ==========  ===============  ============  =================

NINE MONTHS ENDED SEPTEMBER 30, 2015
Equity and index contracts                         $        10  $       --  $           (23) $         --  $             (13)
Embedded derivative financial instruments                   --          (8)              36            --                 28
Foreign currency contracts                                   5          --               --            --                  5
Credit default contracts                                     3          --               --            --                  3
                                                   -----------  ----------  ---------------  ------------  -----------------
  Total                                            $        18  $       (8) $            13  $         --  $              23
                                                   ===========  ==========  ===============  ============  =================

THREE MONTHS ENDED SEPTEMBER 30, 2014
Equity and index contracts                         $        --  $       --  $             4  $         --  $               4
Embedded derivative financial instruments                   --           4                6            --                 10
Foreign currency contracts                                   4          --               --            --                  4
Other contracts                                             --          --               (1)           --                 (1)
                                                   -----------  ----------  ---------------  ------------  -----------------
  Total                                            $         4  $        4  $             9  $         --  $              17
                                                   ===========  ==========  ===============  ============  =================

NINE MONTHS ENDED SEPTEMBER 30, 2014
Interest rate contracts                            $        (2) $       --  $            --  $         (4) $              (6)
Equity and index contracts                                  --          --               25            --                 25
Embedded derivative financial instruments                   --           8               (5)           --                  3
Foreign currency contracts                                   4          --               --            --                  4
Credit default contracts                                     7          --               --            --                  7
                                                   -----------  ----------  ---------------  ------------  -----------------
  Total                                            $         9  $        8  $            20  $         (4) $              33
                                                   ===========  ==========  ===============  ============  =================

   The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements ("MNAs") and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions that permit either party to net payments due for transactions and collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of September 30, 2015, counterparties pledged $13 million in cash and securities to the Company, and the Company pledged $7 million in securities to counterparties which includes $7 million of collateral posted under MNAs for contracts containing credit-risk-contingent provisions that are in a liability position. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

   Counterparty credit exposure represents the Company's potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of OTC derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable master netting agreements.

   The following table summarizes the counterparty credit exposure by counterparty credit rating as it relates to the Company's OTC derivatives.

($ IN MILLIONS)                      SEPTEMBER 30, 2015                                    DECEMBER 31, 2014
                    -------------------------------------------------------  ------------------------------------------------------
                      NUMBER OF                                EXPOSURE,     NUMBER OF                                 EXPOSURE,
                      COUNTER-     NOTIONAL      CREDIT         NET OF        COUNTER-     NOTIONAL      CREDIT         NET OF
RATING (1)            PARTIES      AMOUNT (2)   EXPOSURE (2) COLLATERAL (2)    PARTIES     AMOUNT (2)  EXPOSURE (2)  COLLATERAL (2)
------------------- ------------ ------------- ------------  --------------  ----------   -----------  ------------ ---------------
A+                             1 $          95 $          5  $            1           1   $       164  $          2 $             1
A                              5           177            8               2           3            88             3               1
A-                             2            41            2              --           1             8            --              --
BBB+                          --            --           --              --           1            11            --              --
BBB                           --            --           --              --           1            52            --              --
                    ------------ ------------- ------------  --------------  ----------   ------------ ------------ ---------------
Total                          8 $         313 $         15  $            3           7   $       323  $          5 $             2
                    ============ ============= ============  ==============  ==========   ============ ============ ===============

----------
(1) Rating is the lower of S&P or Moody's ratings.
(2) Only OTC derivatives with a net positive fair value are included for each counterparty.

   Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

   Certain of the Company's derivative instruments contain credit-risk-contingent termination events, cross-default provisions and credit support annex agreements. Credit-risk-contingent termination events allow the counterparties to terminate the derivative agreement or a specific trade on certain dates if AIC's, ALIC's or Allstate Life Insurance Company of New York's ("ALNY") financial strength credit ratings by Moody's or S&P fall below a certain level. Credit-risk-contingent cross-default provisions allow the counterparties to terminate the derivative agreement if the Company defaults by pre-determined threshold amounts on certain debt instruments. Credit-risk-contingent credit support annex agreements specify the amount of collateral the Company must post to counterparties based on AIC's, ALIC's or ALNY's financial strength credit ratings by Moody's or S&P, or in the event AIC, ALIC or ALNY are no longer rated by either Moody's or S&P.

   The following summarizes the fair value of derivative instruments with termination, cross-default or collateral credit-risk-contingent features that are in a liability position, as well as the fair value of assets and collateral that are netted against the liability in accordance with provisions within legally enforceable MNAs.

($ IN MILLIONS)                                                                            SEPTEMBER 30,       DECEMBER 31,
                                                                                              2015                2014
                                                                                       ------------------   -----------------
Gross liability fair value of contracts containing credit-risk-contingent features     $                9   $              11
 Gross asset fair value of contracts containing credit-risk-contingent features and
   subject to MNAs                                                                                     --                  (2)
Collateral posted under MNAs for contracts containing credit-risk-contingent features                  (7)                 (7)
                                                                                       ------------------   -----------------
Maximum amount of additional exposure for contracts with credit-risk-contingent
 features if all features were triggered concurrently                                  $                2   $               2
                                                                                       ==================   =================

CREDIT DERIVATIVES - SELLING PROTECTION

   Free-standing credit default swaps ("CDS") are utilized for selling credit protection against a specified credit event. A credit default swap is a derivative instrument, representing an agreement between two parties to exchange the credit risk of a specified entity (or a group of entities), or an index based on the credit risk of a group of entities (all commonly referred to as the "reference entity" or a portfolio of "reference entities"), in return for a periodic premium. In selling protection, CDS are used to replicate fixed income securities and to complement the cash market when credit exposure to certain issuers is not available or when the derivative alternative is less expensive than the cash market alternative. CDS typically have a five-year term.

   The following table shows the CDS notional amounts by credit rating and fair value of protection sold.

($ IN MILLIONS)                                                        NOTIONAL AMOUNT
                                          ------------------------------------------------------------------------
                                                                                          BB AND                          FAIR
                                              AA               A            BBB            LOWER          TOTAL          VALUE
                                          ------------   ------------   ------------   ------------   ------------   ------------
SEPTEMBER 30, 2015
FIRST-TO-DEFAULT BASKET
 Municipal                                $         --   $        100   $         --   $         --   $        100   $         (9)
INDEX
 Corporate debt                                      1             20             53              6             80              1
                                          ------------   ------------   ------------   ------------   ------------   ------------
TOTAL                                     $          1   $        120   $         53   $          6   $        180   $         (8)
                                          ============   ============   ============   ============   ============   ============

DECEMBER 31, 2014
FIRST-TO-DEFAULT BASKET
 Municipal                                $         --   $        100   $         --   $         --   $        100   $         (9)
INDEX
 Corporate debt                                     --             22             52              6             80              2
                                          ------------   ------------   ------------   ------------   ------------   ------------
TOTAL                                     $         --   $        122   $         52   $          6   $        180   $         (7)
                                          ============   ============   ============   ============   ============   ============

   In selling protection with CDS, the Company sells credit protection on an identified single name, a basket of names in a first-to-default ("FTD") structure or credit derivative index ("CDX") that is generally investment grade, and in return receives periodic premiums through expiration or termination of the agreement. With single name CDS, this premium or credit spread generally corresponds to the difference between the yield on the reference entity's public fixed maturity cash instruments and swap rates at the time the agreement is executed. With a FTD basket, because of the additional credit risk inherent in a basket of named reference entities, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket and the correlation between the names. CDX is utilized to take a position on multiple (generally 125) reference entities. Credit events are typically defined as bankruptcy, failure to pay, or restructuring, depending on the nature of the reference entities. If a credit event occurs, the Company settles with the counterparty, either through physical settlement or cash settlement. In a physical settlement, a reference asset is delivered by the buyer of protection to the Company, in exchange for cash payment at par, whereas in a cash settlement, the Company pays the difference between par and the prescribed value of the reference asset. When a credit event occurs in a single name or FTD basket (for FTD, the first credit event occurring for any one name in the basket), the contract terminates at the time of settlement. For CDX, the reference entity's name incurring the credit event is removed from the index while the contract continues until expiration. The maximum payout on a CDS is the contract notional amount. A physical settlement may afford the Company with recovery rights as the new owner of the asset.

   The Company monitors risk associated with credit derivatives through individual name credit limits at both a credit derivative and a combined cash instrument/credit derivative level. The ratings of individual names for which protection has been sold are also monitored.

6.  REINSURANCE

   The effects of reinsurance on premiums and contract charges are as follows:

($ IN MILLIONS)                                                  THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                    SEPTEMBER 30,                    SEPTEMBER 30,
                                                         ---------------------------------  --------------------------------
                                                               2015             2014             2015             2014
                                                         ---------------   ---------------  ---------------  ---------------
Direct                                                   $           180   $           185  $           546  $           893
Assumed
 Affiliate                                                            33                32               98               97
 Non-affiliate                                                       208               199              627              410
Ceded
 Affiliate                                                           (13)               --              (27)              --
 Non-affiliate                                                       (78)              (82)            (239)            (307)
                                                         ---------------   ---------------  ---------------  ---------------
   Premiums and contract charges, net of reinsurance     $           330   $           334  $         1,005  $         1,093
                                                         ===============   ===============  ===============  ===============

   The effects of reinsurance on contract benefits are as follows:

($ IN MILLIONS)                                                  THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                    SEPTEMBER 30,                    SEPTEMBER 30,
                                                         ---------------------------------  --------------------------------
                                                               2015             2014             2015             2014
                                                         ---------------   ---------------  ---------------  ---------------
Direct                                                   $           228   $           277  $           749  $         1,023
Assumed
 Affiliate                                                            20                20               59               66
 Non-affiliate                                                       141               135              411              277
Ceded
 Affiliate                                                           (12)               --              (23)              --
 Non-affiliate                                                       (24)              (76)            (139)            (265)
                                                         ---------------   ---------------  ---------------  ---------------
   Contract benefits, net of reinsurance                 $           353   $           356  $         1,057  $         1,101
                                                         ===============   ===============  ===============  ===============

   The effects of reinsurance on interest credited to contractholder funds are as follows:

($ IN MILLIONS)                                                  THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                    SEPTEMBER 30,                    SEPTEMBER 30,
                                                         ---------------------------------  --------------------------------
                                                              2015             2014             2015             2014
                                                         ---------------   ---------------  ---------------  ---------------
Direct                                                   $           170   $           167  $           486  $           656
Assumed
  Affiliate                                                            2                 2                7                6
  Non-affiliate                                                       20                27               81               54
Ceded
  Affiliate                                                           (5)               --              (10)              --
  Non-affiliate                                                       (6)               (5)             (18)             (20)
                                                         ---------------   ---------------  ---------------  ---------------
  Interest credited to contractholder funds, net of
    reinsurance                                          $           181   $           191  $           546  $           696
                                                         ===============   ===============  ===============  ===============

7.  GUARANTEES AND CONTINGENT LIABILITIES

GUARANTEES

   The Company owns certain investments that obligate the Company to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of specified credit events for the reference entities. In the event all such specified credit events were to occur, the Company's maximum amount at risk on these investments, as measured by the amount of the aggregate initial investment, was $4 million as of September 30, 2015. The obligations associated with these investments expire at various dates on or before March 11, 2018.

   In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

   Related to the sale of LBL on April 1, 2014, the Company agreed to indemnify Resolution Life Holdings, Inc. in connection with certain representations, warranties and covenants of the Company, and certain liabilities specifically excluded from the transaction, subject to specific contractual limitations regarding the Company's maximum obligation. Management does not believe these indemnifications will have a material effect on results of operations, cash flows or financial position of the Company.

   Related to the disposal through reinsurance of substantially all of the Company's variable annuity business to Prudential in 2006, the Company and the Corporation have agreed to indemnify Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of the Company and liabilities specifically excluded from the transaction) that the Company has agreed to retain. In addition, the Company and the Corporation will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of the Company and its agents, including certain liabilities arising from the Company's provision of transition services. The reinsurance agreements contain no limitations or indemnifications with regard to insurance risk transfer, and transferred all of the future risks and responsibilities for performance on the underlying variable annuity contracts to Prudential, including those related to benefit guarantees. Management does not believe this agreement will have a material effect on results of operations, cash flows or financial position of the Company.

   The aggregate liability balance related to all guarantees was not material as of September 30, 2015.

REGULATION AND COMPLIANCE

   The Company is subject to extensive laws, regulations and regulatory conditions. From time to time, regulatory authorities or legislative bodies seek to impose additional regulations regarding agent and broker compensation, regulate the nature of and amount of investments, impose fines and penalties for unintended errors or mistakes, and otherwise expand overall regulation of insurance products and the insurance industry. In addition, the Company is subject to laws and regulations administered and enforced by federal agencies and other organizations, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulation Authority, and the U.S. Department of Justice. The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company's business, if any, are uncertain.

   The Company is currently being examined by certain states for compliance with unclaimed property laws. It is possible that this examination may result in additional payments of abandoned funds to states and to changes in the Company's practices and procedures for the identification of escheatable funds, which could impact benefit payments and reserves, among other consequences; however, it is not likely to have a material effect on the condensed consolidated financial statements of the Company.

8.  OTHER COMPREHENSIVE INCOME

   The components of other comprehensive (loss) income on a pre-tax and after-tax basis are as follows:

($ IN MILLIONS)                                                       THREE MONTHS ENDED SEPTEMBER 30,
                                               --------------------------------------------------------------------------
                                                               2015                                 2014
                                               ------------------------------------   -----------------------------------
                                                  PRE-                    AFTER-        PRE-                     AFTER-
                                                  TAX          TAX          TAX         TAX          TAX          TAX
                                               ----------   ----------   ----------   ----------  ----------   ----------
Unrealized net holding gains and losses
 arising during the period, net of related
 offsets                                       $     (286)  $      224   $      (62)  $       58  $      (20)  $       38
Less: reclassification adjustment of realized
 capital gains and losses                             178           62          240           21          (7)          14
                                               ----------   ----------   ----------   ----------  ----------   ----------
Unrealized net capital gains and losses              (464)         162         (302)          37         (13)          24
Unrealized foreign currency translation
 adjustments                                            5           (2)           3           --          --           --
                                               ----------   ----------   ----------   ----------  ----------   ----------
Other comprehensive (loss) income              $     (459)  $      160   $     (299)  $       37  $      (13)  $       24
                                               ==========   ==========   ==========   ==========  ==========   ==========

                                                                       NINE MONTHS ENDED SEPTEMBER 30,
                                               --------------------------------------------------------------------------
                                                               2015                                 2014
                                               ------------------------------------   -----------------------------------
                                                  PRE-                    AFTER-        PRE-                     AFTER-
                                                  TAX          TAX          TAX         TAX          TAX          TAX
                                               ----------   ----------   ----------   ----------  ----------   ----------
Unrealized net holding gains and losses        $     (726)  $      496   $     (230)  $      525  $     (185)  $      340
 arising during the period, net of related
 offsets
Less: reclassification adjustment of realized
 capital gains and losses                             346          121          467           (7)          2           (5)
                                               ----------   ----------   ----------   ----------  ----------   ----------
Unrealized net capital gains and losses            (1,072)         375         (697)         532        (187)         345
Unrealized foreign currency translation
 adjustments                                           (6)           2           (4)           2          (1)           1
                                               ----------   ----------   ----------   ----------  ----------   ----------
Other comprehensive (loss) income              $   (1,078)  $      377   $     (701)  $      534  $     (188)  $      346
                                               ==========   ==========   ==========   ==========  ==========   ==========

                 ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
          PRO FORMA NARRATIVE FOR THE PERIOD ENDED SEPTEMBER 30, 2015

     To achieve certain business objectives, Allstate Insurance Company has undertaken certain business realignment initiatives to simplify its corporate and operational structure so that it might operate more efficiently and reduce administrative and other costs. To that end, effective January 1, 2016, the operation of Allstate Insurance Company's subsidiaries, Charter National Life Insurance Company ("Charter National") and Allstate Life Insurance Company ("ALIC") were combined through merger, with ALIC remaining as the surviving company. In connection with that merger, Charter National Variable Account was merged into Allstate Life Variable Life Separate Account A (the "separate account merger").

     A narrative description of the pro forma effects of the separate account merger is set forth below, as permitted by Rule 11 02(b) of Regulation S-X when a limited number of readily understood pro forma adjustments are required. This pro forma narrative has been prepared for informational purposes only. This pro forma information should be read in conjunction with the audited December 31, 2014 financials and the unaudited September 30, 2015 interim financials of each of the separate accounts (Charter National Variable Account and Allstate Life Variable Life Separate Account A).

     Upon consummation of the separate account merger, assets of each sub-account of Charter National Variable Account will be transferred to Allstate Life Variable Life Separate Account A. Each sub-account of Charter National Variable Account will become a distinct, new sub-account of Allstate Life Variable Life Separate Account A. Therefore, the impact on the financial statements of Allstate Life Variable Life Separate Account A will be to add new sub accounts-i.e., the former sub-accounts of Charter National Variable Account-to the Statement of Net Assets, Statement of Operations, and Statement of Changes in Net Assets of Allstate Life Variable Life Separate Account A.
Because there will be no consolidation of sub-accounts of Charter National Variable Account and Allstate Life Variable Life Separate Account A, the separate account merger will not result in a change to prior reported amounts for any sub-account of Allstate Life Variable Life Separate Account A that existed before the separate account merger.

     No significant accounting policies-specifically those regarding securities valuation-will change as a result of the separate account merger. Immediately following the separate account merger, all sub-accounts of Charter National Variable Account and of Allstate Life Variable Life Separate Account A will continue to invest in the same underlying funds, and each sub-account of Charter National Variable Account and each sub account of Allstate Life Variable Life Separate Account A will continue to value its respective holding of an underlying fund at the reported net asset value per share of that underlying fund. In addition, the accumulation unit values of each sub account of Charter National Variable Account and of each sub-account of Allstate Life Variable Life Separate Account A immediately before the separate account merger will remain the same upon consummation of the separate account merger.

     There will be no change in expenses or fees for, or tax consequences to, policyholders as a result of the separate account merger (or the merger of Charter National with and into ALIC). Nor will policyholders bear any expenses in connection with the separate account merger (or the merger of Charter
National  with  and  into  ALIC).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Allstate Life Insurance Company and
Policyholders of
Allstate Life Variable Life Separate Account A:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life Variable Life Separate Account A (the "Account") as of December 31, 2014, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights in Note 6 for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2014, by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life Variable Life Separate Account A as of December 31, 2014, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights in
Note 6 for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, IL
March 31, 2015

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                         American           American            Dreyfus
                     Century Variable   Century Variable  Socially Responsible  Dreyfus Stock    Dreyfus Variable  Dreyfus Variable
                     Portfolios, Inc.    Portfolios, Inc.    Growth Fund, Inc.    Index Fund     Investment Fund   Investment Fund
                        Sub-Account        Sub-Account        Sub-Account        Sub-Account       Sub-Account        Sub-Account
                    ------------------ ------------------ -------------------- ---------------- ----------------- ------------------
                                                                 Dreyfus
                         American           American            Socially
                         Century            Century           Responsible        Dreyfus Stock      VIF Growth &        VIF Money
                       VP Balanced      VP International      Growth Fund         Index Fund          Income             Market
                    ------------------ ------------------ -------------------- --------------- ------------------ -----------------
ASSETS
Investments, at
  fair value        $          291,882 $          244,735 $            272,013 $     2,016,279 $          392,215 $          872,095
                    ------------------ ------------------ -------------------- --------------- ------------------ ------------------
  Total assets      $          291,882 $          244,735 $            272,013 $     2,016,279 $          392,215 $          872,095
                    ================== ================== ==================== =============== ================== ==================
NET ASSETS
Accumulation units  $          291,882 $          244,735 $            272,013 $     2,016,279 $          392,215 $          872,095
                    ------------------ ------------------ -------------------- --------------- ------------------ ------------------
  Total net assets  $          291,882 $          244,735 $            272,013 $     2,016,279 $          392,215 $          872,095
                    ================== ================== ==================== =============== ================== ==================
FUND SHARE
  INFORMATION
Number of shares                36,623             24,523                5,917          44,816             12,002            872,095
                    ================== ================== ==================== =============== ================== ==================
Cost of investments $          251,488 $          235,743 $            199,191 $     1,403,572 $          253,962 $          872,095
                    ================== ================== ==================== =============== ================== ==================
ACCUMULATION UNIT
  VALUE (a)
  Lowest            $            23.41 $            18.84 $              18.38 $         20.31 $            21.79 $            12.64
                    ================== ================== ==================== =============== ================== ==================
  Highest           $            23.41 $            18.84 $              18.38 $         20.31 $            21.79 $            12.64
                    ================== ================== ==================== =============== ================== ==================

(a)  The high and low accumulation unit value ("AUV") are reported at the same amount where there is only one policy offered for investment in the Sub-Account. Otherwise, when more than one policy is available for investment, a high and low AUV is reported.

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                        Fidelity           Fidelity           Fidelity           Fidelity           Fidelity      Franklin Templeton
                   Variable Insurance Variable Insurance Variable Insurance Variable Insurance Variable Insurance Variable Insurance
                     Products Fund      Products Fund      Products Fund      Products Fund      Products Fund      Products Trust
                      Sub-Account        Sub-Account        Sub-Account        Sub-Account        Sub-Account        Sub-Account
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
                                                                                                                      Franklin
                       VIP Asset                               VIP                                  VIP High        Mutual Shares
                     Manager Growth     VIP Contrafund     Equity-Income        VIP Growth           Income        VIP Fund Class 2
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
ASSETS
Investments, at
  fair value       $          126,620 $        1,530,387 $          914,473 $          756,588 $          358,428 $          679,465
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
  Total assets     $          126,620 $        1,530,387 $          914,473 $          756,588 $          358,428 $          679,465
                   ================== ================== ================== ================== ================== ==================
NET ASSETS
Accumulation units $          126,620 $        1,530,387 $          914,473 $          756,588 $          358,428 $          679,465
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
  Total net assets $          126,620 $        1,530,387 $          914,473 $          756,588 $          358,428 $          679,465
                   ================== ================== ================== ================== ================== ==================
FUND SHARE
  INFORMATION
Number of shares                6,612             40,963             37,679             11,919             64,933             30,065
                   ================== ================== ================== ================== ================== ==================
Cost of
  investments      $           84,058 $        1,022,893 $          800,052 $          463,659 $          390,156 $          468,661
                   ================== ================== ================== ================== ================== ==================
ACCUMULATION UNIT
  VALUE
  Lowest           $            19.12 $            38.00 $            21.20 $            25.64 $            17.16 $            22.82
                   ================== ================== ================== ================== ================== ==================
  Highest          $            19.12 $            38.00 $            21.20 $            25.64 $            17.16 $            22.82
                   ================== ================== ================== ================== ================== ==================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                   Franklin Templeton Franklin Templeton Franklin Templeton Franklin Templeton   Goldman Sachs      Goldman Sachs
                   Variable Insurance Variable Insurance Variable Insurance Variable Insurance      Variable           Variable
                     Products Trust     Products Trust     Products Trust     Products Trust    Insurance Trust    Insurance Trust
                      Sub-Account        Sub-Account        Sub-Account        Sub-Account        Sub-Account        Sub-Account
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
                        Franklin          Templeton                                              Goldman Sachs
                     Small-Mid Cap        Developing         Templeton          Templeton             VIT           Goldman Sachs
                         Growth            Markets            Foreign             Growth        Small Cap Equity   VIT U.S. Equity
                    VIP Fund Class 2   VIP Fund Class 2   VIP Fund Class 2   VIP Fund Class 2    Insights Fund      Insights Fund
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
ASSETS
Investments, at
  fair value       $          419,406 $           16,841 $          196,690 $           30,235 $           97,874 $           54,018
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
  Total assets     $          419,406 $           16,841 $          196,690 $           30,235 $           97,874 $           54,018
                   ================== ================== ================== ================== ================== ==================
NET ASSETS
Accumulation units $          419,406 $           16,841 $          196,690 $           30,235 $           97,874 $           54,018
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
  Total net assets $          419,406 $           16,841 $          196,690 $           30,235 $           97,874 $           54,018
                   ================== ================== ================== ================== ================== ==================
FUND SHARE
  INFORMATION
Number of shares               17,802              1,830             13,069              2,069              7,160              2,981
                   ================== ================== ================== ================== ================== ==================
Cost of
  investments      $          336,631 $           18,769 $          176,520 $           25,700 $           88,548 $           32,369
                   ================== ================== ================== ================== ================== ==================
ACCUMULATION UNIT
  VALUE
  Lowest           $            13.37 $            22.34 $            14.39 $            17.37 $            22.62 $            15.22
                   ================== ================== ================== ================== ================== ==================
  Highest          $            13.37 $            22.34 $            14.39 $            17.37 $            22.62 $            15.22
                   ================== ================== ================== ================== ================== ==================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
----------------------------------------------------------------------------------------------------------------------------------

                              Goldman Sachs    Goldman Sachs
                                 Variable         Variable         Invesco          Invesco          Invesco          Invesco
                             Insurance Trust  Insurance Trust       Funds            Funds            Funds            Funds
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
                                                VIT Strategic                     Invesco V.I.
                                   VIT         International       Invesco          American       Invesco V.I.     Invesco V.I.
                             Strategic Growth      Equity       S&P 500 Index      Franchise      American Value      Comstock
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
ASSETS
Investments, at fair value   $         15,646 $          1,750 $      1,337,768 $      5,731,672 $        219,159 $        267,644
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
  Total assets               $         15,646 $          1,750 $      1,337,768 $      5,731,672 $        219,159 $        267,644
                             ================ ================ ================ ================ ================ ================
NET ASSETS
Accumulation units           $         15,646 $          1,750 $      1,337,768 $      5,731,672 $        219,159 $        267,644
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
  Total net assets           $         15,646 $          1,750 $      1,337,768 $      5,731,672 $        219,159 $        267,644
                             ================ ================ ================ ================ ================ ================
FUND SHARE INFORMATION
Number of shares                          968              189           72,234          104,440           11,002           13,969
                             ================ ================ ================ ================ ================ ================
Cost of investments          $         11,268 $          1,766 $        834,304 $      3,875,411 $        155,959 $        178,956
                             ================ ================ ================ ================ ================ ================
ACCUMULATION UNIT VALUE
  Lowest                     $          13.80 $          10.63 $          16.88 $          14.43 $          24.84 $          15.39
                             ================ ================ ================ ================ ================ ================
  Highest                    $          13.80 $          10.63 $          16.88 $          18.68 $          24.84 $          15.39
                             ================ ================ ================ ================ ================ ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
----------------------------------------------------------------------------------------------------------------------------------

                                Invesco          Invesco          Invesco           Invesco          Invesco          Invesco
                                 Funds            Funds            Funds             Funds            Funds            Funds
                              Sub-Account      Sub-Account      Sub-Account       Sub-Account      Sub-Account      Sub-Account
                            ---------------- ---------------- ---------------- ----------------- ---------------- ----------------
                                               Invesco V.I.     Invesco V.I.                       Invesco V.I.     Invesco V.I.
                              Invesco V.I.     Diversified      Diversified      Invesco V.I.         Global         Government
                              Core Equity        Dividend          Income      Equity and Income   Core Equity       Securities
                            ---------------- ---------------- ---------------- ----------------- ---------------- ----------------
ASSETS
Investments, at fair value  $      5,368,231 $      2,342,743 $      2,012,598 $       6,044,670 $        640,982 $      2,602,128
                            ---------------- ---------------- ---------------- ----------------- ---------------- ----------------
  Total assets              $      5,368,231 $      2,342,743 $      2,012,598 $       6,044,670 $        640,982 $      2,602,128
                            ================ ================ ================ ================= ================ ================
NET ASSETS
Accumulation units          $      5,368,231 $      2,342,743 $      2,012,598 $       6,044,670 $        640,982 $      2,602,128
                            ---------------- ---------------- ---------------- ----------------- ---------------- ----------------
  Total net assets          $      5,368,231 $      2,342,743 $      2,012,598 $       6,044,670 $        640,982 $      2,602,128
                            ================ ================ ================ ================= ================ ================
FUND SHARE INFORMATION
Number of shares                     130,901          100,937          314,961           319,317           71,698          221,646
                            ================ ================ ================ ================= ================ ================
Cost of investments         $      3,239,350 $      1,632,901 $      2,425,922 $       4,864,176 $        604,590 $      2,670,061
                            ================ ================ ================ ================= ================ ================
ACCUMULATION UNIT VALUE
  Lowest                    $          19.83 $          20.91 $          14.75 $           13.69 $          11.13 $          17.43
                            ================ ================ ================ ================= ================ ================
  Highest                   $          22.88 $          20.91 $          15.61 $           13.69 $          13.90 $          18.32
                            ================ ================ ================ ================= ================ ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
----------------------------------------------------------------------------------------------------------------------------------

                                 Invesco          Invesco          Invesco          Invesco          Invesco          Invesco
                                  Funds            Funds            Funds            Funds            Funds            Funds
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
                                                                 Invesco V.I.
                                                Invesco V.I.       Managed        Invesco V.I.     Invesco V.I.
                               Invesco V.I.    International      Volatility        Mid Cap          Mid Cap        Invesco V.I.
                                High Yield         Growth       Fund Series I     Core Equity         Growth        Money Market
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
ASSETS
Investments, at fair value   $      1,145,453 $      1,207,312 $        870,899 $        429,432 $        349,692 $      1,790,510
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
  Total assets               $      1,145,453 $      1,207,312 $        870,899 $        429,432 $        349,692 $      1,790,510
                             ================ ================ ================ ================ ================ ================
NET ASSETS
Accumulation units           $      1,145,453 $      1,207,312 $        870,899 $        429,432 $        349,692 $      1,790,510
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
  Total net assets           $      1,145,453 $      1,207,312 $        870,899 $        429,432 $        349,692 $      1,790,510
                             ================ ================ ================ ================ ================ ================
FUND SHARE INFORMATION
Number of shares                      207,134           34,623           45,789           30,543           60,500        1,790,510
                             ================ ================ ================ ================ ================ ================
Cost of investments          $      1,154,751 $        794,397 $        699,926 $        355,142 $        241,988 $      1,790,510
                             ================ ================ ================ ================ ================ ================
ACCUMULATION UNIT VALUE
  Lowest                     $          10.28 $          19.29 $          26.42 $          25.37 $          14.20 $          12.23
                             ================ ================ ================ ================ ================ ================
  Highest                    $          17.08 $          23.41 $          26.42 $          25.37 $          14.20 $          12.23
                             ================ ================ ================ ================ ================ ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
----------------------------------------------------------------------------------------------------------------------------------

                                 Invesco          Invesco        MFS Variable     MFS Variable     MFS Variable     MFS Variable
                                  Funds            Funds       Insurance Trust  Insurance Trust  Insurance Trust  Insurance Trust
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
                                                Invesco V.I.
                               Invesco V.I.        Value             MFS         MFS Investors       MFS New
                                Technology      Opportunity         Growth           Trust          Discovery       MFS Research
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
ASSETS
Investments, at fair value   $        190,982 $        756,707 $      1,094,897 $        165,933 $         48,973 $        139,041
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
  Total assets               $        190,982 $        756,707 $      1,094,897 $        165,933 $         48,973 $        139,041
                             ================ ================ ================ ================ ================ ================
NET ASSETS
Accumulation units           $        190,982 $        756,707 $      1,094,897 $        165,933 $         48,973 $        139,041
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
  Total net assets           $        190,982 $        756,707 $      1,094,897 $        165,933 $         48,973 $        139,041
                             ================ ================ ================ ================ ================ ================
FUND SHARE INFORMATION
Number of shares                        9,670           76,901           27,545            5,457            3,001            4,776
                             ================ ================ ================ ================ ================ ================
Cost of investments          $        123,525 $        605,762 $        800,310 $         99,446 $         46,369 $         72,970
                             ================ ================ ================ ================ ================ ================
ACCUMULATION UNIT VALUE
  Lowest                     $          19.24 $          17.47 $          27.31 $          16.35 $          17.28 $          14.04
                             ================ ================ ================ ================ ================ ================
  Highest                    $          19.24 $          17.47 $          27.31 $          16.35 $          17.28 $          14.04
                             ================ ================ ================ ================ ================ ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
----------------------------------------------------------------------------------------------------------------------------------

                                             Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                                Variable         Variable         Variable         Variable         Variable
                             MFS Variable      Investment       Investment       Investment       Investment        Investment
                           Insurance Trust       Series           Series           Series           Series           Series
                             Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account
                           ---------------- ---------------- ---------------- ---------------- ---------------- ------------------
                                                                                                                Morgan Stanley VIS
                                                                                                                      Global
                                                Capital          European         Limited                         Infrastructure
                            MFS Utilities        Growth           Growth          Duration       Money Market   Portfolio Class X
                           ---------------- ---------------- ---------------- ---------------- ---------------- ------------------
ASSETS
Investments, at fair value $        205,522 $      2,959,742 $        379,928 $        381,222 $        793,674 $          674,590
                           ---------------- ---------------- ---------------- ---------------- ---------------- ------------------
  Total assets             $        205,522 $      2,959,742 $        379,928 $        381,222 $        793,674 $          674,590
                           ================ ================ ================ ================ ================ ==================
NET ASSETS
Accumulation units         $        205,522 $      2,959,742 $        379,928 $        381,222 $        793,674 $          674,590
                           ---------------- ---------------- ---------------- ---------------- ---------------- ------------------
  Total net assets         $        205,522 $      2,959,742 $        379,928 $        381,222 $        793,674 $          674,590
                           ================ ================ ================ ================ ================ ==================
FUND SHARE INFORMATION
Number of shares                      6,052           52,805           21,237           50,898          793,674             72,459
                           ================ ================ ================ ================ ================ ==================
Cost of investments        $        135,268 $      2,008,771 $        414,745 $        410,346 $        793,675 $          785,514
                           ================ ================ ================ ================ ================ ==================
ACCUMULATION UNIT VALUE
  Lowest                   $          40.76 $          36.10 $          20.08 $          11.67 $          12.48 $            29.58
                           ================ ================ ================ ================ ================ ==================
  Highest                  $          40.76 $          36.10 $          20.08 $          11.67 $          12.48 $            29.58
                           ================ ================ ================ ================ ================ ==================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
----------------------------------------------------------------------------------------------------------------------------------

                              Morgan Stanley
                                 Variable       Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer
                                Investment        Variable         Variable         Variable         Variable         Variable
                                  Series       Account Funds    Account Funds    Account Funds    Account Funds    Account Funds
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
                                                Oppenheimer      Oppenheimer                       Oppenheimer
                                 Quality          Capital         Discovery       Oppenheimer         Global        Oppenheimer
                               Income Plus      Appreciation    MidCap Growth        Global      Strategic Income   Main Street
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
ASSETS
Investments, at fair value   $      1,915,686 $        367,002 $        140,926 $        340,103 $        706,354 $        623,533
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
  Total assets               $      1,915,686 $        367,002 $        140,926 $        340,103 $        706,354 $        623,533
                             ================ ================ ================ ================ ================ ================
NET ASSETS
Accumulation units           $      1,915,686 $        367,002 $        140,926 $        340,103 $        706,354 $        623,533
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
  Total net assets           $      1,915,686 $        367,002 $        140,926 $        340,103 $        706,354 $        623,533
                             ================ ================ ================ ================ ================ ================
FUND SHARE INFORMATION
Number of shares                      161,525            5,658            1,788            8,610          133,274           18,552
                             ================ ================ ================ ================ ================ ================
Cost of investments          $      1,752,292 $        195,015 $         69,755 $        218,133 $        662,933 $        356,001
                             ================ ================ ================ ================ ================ ================
ACCUMULATION UNIT VALUE
  Lowest                     $          24.55 $          12.96 $           7.79 $          19.06 $          21.06 $          15.13
                             ================ ================ ================ ================ ================ ================
  Highest                    $          24.55 $          12.96 $           7.79 $          19.06 $          21.06 $          15.13
                             ================ ================ ================ ================ ================ ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
----------------------------------------------------------------------------------------------------------------------------------

                             Putnam Variable  Putnam Variable  Putnam Variable  Putnam Variable  Putnam Variable  Putnam Variable
                                  Trust            Trust            Trust            Trust            Trust            Trust
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
                                                 VT Global       VT Growth and      VT Growth    VT International
                             VT Equity Income   Health Care        Income       Opportunities        Equity         VT Research
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
ASSETS
Investments, at fair value   $         74,644 $         46,935 $        151,077 $         41,621 $         43,867 $         46,309
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
  Total assets               $         74,644 $         46,935 $        151,077 $         41,621 $         43,867 $         46,309
                             ================ ================ ================ ================ ================ ================
NET ASSETS
Accumulation units           $         74,644 $         46,935 $        151,077 $         41,621 $         43,867 $         46,309
                             ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
  Total net assets           $         74,644 $         46,935 $        151,077 $         41,621 $         43,867 $         46,309
                             ================ ================ ================ ================ ================ ================
FUND SHARE INFORMATION
Number of shares                        3,306            2,327            5,784            4,490            3,323            2,236
                             ================ ================ ================ ================ ================ ================
Cost of investments          $         34,996 $         27,706 $        118,348 $         20,851 $         44,250 $         24,452
                             ================ ================ ================ ================ ================ ================
ACCUMULATION UNIT VALUE
  Lowest                     $          26.52 $          25.54 $          18.50 $          19.30 $          15.71 $          19.61
                             ================ ================ ================ ================ ================ ================
  Highest                    $          26.52 $          25.54 $          18.50 $          19.30 $          15.71 $          19.61
                             ================ ================ ================ ================ ================ ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
----------------------------------------------------------------------------------------------------------------------

                      The Universal       The Universal        The Universal       The Universal      The Universal
                      Institutional       Institutional        Institutional       Institutional      Institutional
                       Funds, Inc.         Funds, Inc.          Funds, Inc.         Funds, Inc.        Funds, Inc.
                       Sub-Account         Sub-Account          Sub-Account         Sub-Account        Sub-Account
                   -------------------- ------------------ --------------------- ------------------ ------------------
                      Morgan Stanley    Morgan Stanley UIF  Morgan Stanley UIF                      Morgan Stanley UIF
                      UIF Core Plus          Emerging      Global Tactical Asset Morgan Stanley UIF     U.S. Real
                   Fixed Income Class I  Markets Class 1    Allocation Class I     Growth Class 1     Estate Class I
                   -------------------- ------------------ --------------------- ------------------ ------------------
ASSETS
Investments, at
  fair value       $            502,733 $          179,135 $           1,484,033 $          676,836 $          260,993
                   -------------------- ------------------ --------------------- ------------------ ------------------
  Total assets     $            502,733 $          179,135 $           1,484,033 $          676,836 $          260,993
                   ==================== ================== ===================== ================== ==================
NET ASSETS
Accumulation units $            502,733 $          179,135 $           1,484,033 $          676,836 $          260,993
                   -------------------- ------------------ --------------------- ------------------ ------------------
  Total net assets $            502,733 $          179,135 $           1,484,033 $          676,836 $          260,993
                   ==================== ================== ===================== ================== ==================
FUND SHARE
  INFORMATION
Number of shares                 47,072             12,814               144,361             22,025             12,965
                   ==================== ================== ===================== ================== ==================
Cost of
  investments      $            506,783 $          171,336 $           1,469,328 $          401,780 $          184,090
                   ==================== ================== ===================== ================== ==================
ACCUMULATION UNIT
  VALUE
  Lowest           $            17.71   $            27.07 $               14.75 $            15.20 $            34.44
                   ==================== ================== ===================== ================== ==================
  Highest          $            17.71   $            27.07 $               14.75 $            21.23 $            47.67
                   ==================== ================== ===================== ================== ==================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                             American          American          Dreyfus
                              Century          Century           Socially
                             Variable          Variable        Responsible      Dreyfus Stock    Dreyfus Variable  Dreyfus Variable
                         Portfolios, Inc.  Portfolios, Inc.    Growth Fund,       Index Fund     Investment Fund   Investment Fund
                           Sub-Account       Sub-Account     Inc. Sub-Account    Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                                 Dreyfus
                             American          American          Socially
                             Century          Century VP       Responsible      Dreyfus Stock      VIF Growth &       VIF Money
                           VP Balanced      International      Growth Fund        Index Fund          Income            Market
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $          4,303  $          4,285  $          2,921  $         34,508  $          2,971  $              1
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                           (2,559)           (2,352)           (2,444)          (17,757)           (3,437)           (8,292)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net investment income
    (loss)                          1,744             1,933               477            16,751              (466)           (8,291)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales              35,132            27,458            37,430           169,301            31,346            99,536
  Cost of investments
    sold                           29,587            24,818            28,486           123,121            21,500            99,536
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                          5,545             2,640             8,944            46,180             9,846                 -
Realized gain
  distributions                    24,029                 -            19,101            22,909                 -                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized gains
    (losses)                       29,574             2,640            28,045            69,089             9,846                 -
Change in unrealized
  gains (losses)                   (7,324)          (21,427)            3,636           146,146            23,960                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                    22,250           (18,787)           31,681           215,235            33,806                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS             $         23,994  $        (16,854) $         32,158  $        231,986  $         33,340  $         (8,291)
                         ================  ================  ================  ================  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                       Franklin
                             Fidelity          Fidelity          Fidelity          Fidelity          Fidelity         Templeton
                             Variable          Variable          Variable          Variable          Variable          Variable
                            Insurance         Insurance         Insurance         Insurance         Insurance         Insurance
                          Products Fund     Products Fund     Products Fund     Products Fund     Products Fund     Products Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                                                                                   Franklin Mutual
                            VIP Asset            VIP               VIP                               VIP High         Shares VIP
                          Manager Growth      Contrafund      Equity-Income       VIP Growth          Income       Fund Class 2 (b)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $          1,551  $         14,531  $         25,710  $          1,392  $         21,207  $         14,094
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                           (1,320)          (14,167)           (8,370)           (7,076)           (3,541)           (6,478)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net investment income
    (loss)                            231               364            17,340            (5,684)           17,666             7,616
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales              47,843           215,390            90,623           106,060            63,254           113,156
  Cost of investments
    sold                           31,419           145,635            78,483            66,887            63,567            76,599
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                         16,424            69,755            12,140            39,173              (313)           36,557
Realized gain
  distributions                       115            30,486            12,688                 -                 -             3,665
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized gains
    (losses)                       16,539           100,241            24,828            39,173              (313)           40,222
Change in unrealized
  gains (losses)                   (8,531)           61,826            27,099            43,781           (14,783)           (2,584)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                     8,008           162,067            51,927            82,954           (15,096)           37,638
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS             $          8,239  $        162,431  $         69,267  $         77,270  $          2,570  $         45,254
                         ================  ================  ================  ================  ================  ================

(b) Previously known as Mutual Shares Securities

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                             Franklin          Franklin          Franklin          Franklin
                            Templeton         Templeton         Templeton         Templeton
                             Variable          Variable          Variable          Variable       Goldman Sachs     Goldman Sachs
                            Insurance         Insurance         Insurance         Insurance          Variable          Variable
                          Products Trust    Products Trust    Products Trust    Products Trust   Insurance Trust   Insurance Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                             Franklin         Templeton                                           Goldman Sachs     Goldman Sachs
                          Small-Mid Cap       Developing        Templeton         Templeton            VIT         VIT U.S. Equity
                            Growth VIP       Markets VIP       Foreign VIP        Growth VIP     Small Cap Equity      Insights
                         Fund Class 2 (c)  Fund Class 2 (d)  Fund Class 2 (e)  Fund Class 2 (f)  Insights Fund (g)     Fund (h)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $              -  $            250  $          4,062  $            419  $            733  $            725
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                           (4,213)             (154)           (1,961)             (275)             (887)             (497)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net investment income
    (loss)                         (4,213)               96             2,101               144              (154)              228
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales              87,428               522             5,506               686            20,485            31,356
  Cost of investments
    sold                           68,904               542             4,401               552            16,985            19,244
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                         18,524               (20)            1,105               134             3,500            12,112
Realized gain
  distributions                    92,081                 -                 -                 -            13,765             2,308
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized gains
    (losses)                      110,605               (20)            1,105               134            17,265            14,420
Change in unrealized
  gains (losses)                  (76,073)           (1,663)          (29,709)           (1,432)          (12,073)           (6,667)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                    34,532            (1,683)          (28,604)           (1,298)            5,192             7,753
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS             $         30,319  $         (1,587) $        (26,503) $         (1,154) $          5,038  $          7,981
                         ================  ================  ================  ================  ================  ================

(c) Previously known as Franklin Small-Mid Cap Growth Securities
(d) Previously known as Templeton Developing Markets Securities
(e) Previously known as Templeton Foreign Securities
(f) Previously known as Templeton Growth Securities
(g) Previously known as VIT Structured Small Cap Equity Fund
(h) Previously known as VIT Structured U.S. Equity Fund

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                          Goldman Sachs     Goldman Sachs
                             Variable          Variable          Invesco           Invesco           Invesco           Invesco
                         Insurance Trust   Insurance Trust        Funds             Funds             Funds             Funds
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                            VIT Strategic                        Invesco V.I.
                               VIT          International        Invesco           American        Invesco V.I.      Invesco V.I.
                         Strategic Growth       Equity        S&P 500 Index       Franchise       American Value       Comstock
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $             56  $             69  $         24,980  $          2,415  $          1,152  $          3,719
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                             (247)              (17)          (11,732)          (52,465)           (2,266)           (2,574)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net investment income
    (loss)                           (191)               52            13,248           (50,050)           (1,114)            1,145
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales              16,142                35           105,975           855,810            58,574            44,780
  Cost of investments
    sold                            8,568                33            69,221           609,171            40,639            30,078
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                          7,574                 2            36,754           246,639            17,935            14,702
Realized gain
  distributions                     2,905                 -                 -                 -            20,559                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized gains
    (losses)                       10,479                 2            36,754           246,639            38,494            14,702
Change in unrealized
  gains (losses)                   (6,717)             (215)          101,737           217,532           (15,524)            7,766
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                     3,762              (213)          138,491           464,171            22,970            22,468
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS             $          3,571  $           (161) $        151,739  $        414,121  $         21,856  $         23,613
                         ================  ================  ================  ================  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                             Invesco           Invesco           Invesco           Invesco           Invesco           Invesco
                              Funds             Funds             Funds             Funds             Funds             Funds
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                             Invesco V.I.      Invesco V.I.      Invesco V.I.      Invesco V.I.      Invesco V.I.
                           Invesco V.I.      Diversified       Diversified          Equity            Global          Government
                           Core Equity         Dividend           Income          and Income       Core Equity        Securities
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $         47,234  $         40,283  $        104,969  $        107,370  $         15,132  $         83,675
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                          (50,930)          (20,961)          (19,008)          (55,027)           (6,508)          (24,763)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net investment income
    (loss)                         (3,696)           19,322            85,961            52,343             8,624            58,912
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales             859,521           279,289           247,847           702,025           180,759           378,441
  Cost of investments
    sold                          525,088           205,273           296,369           552,407           170,953           385,543
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                        334,433            74,016           (48,522)          149,618             9,806            (7,102)
Realized gain
  distributions                    26,372                 -                 -           290,224                 -                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized gains
    (losses)                      360,805            74,016           (48,522)          439,842             9,806            (7,102)
Change in unrealized
  gains (losses)                   38,325           163,302           107,816           (18,602)          (21,718)           35,350
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                   399,130           237,318            59,294           421,240           (11,912)           28,248
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS             $        395,434  $        256,640  $        145,255  $        473,583  $         (3,288) $         87,160
                         ================  ================  ================  ================  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                             Invesco           Invesco           Invesco           Invesco           Invesco           Invesco
                              Funds             Funds             Funds             Funds             Funds             Funds
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                               Invesco V.I.
                                             Invesco V.I.        Managed         Invesco V.I.      Invesco V.I.
                           Invesco V.I.     International    Volatility Fund       Mid Cap           Mid Cap         Invesco V.I.
                            High Yield          Growth         Series I (i)      Core Equity          Growth         Money Market
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $         54,949  $         19,933  $         25,051  $            166  $              -  $            253
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                          (11,159)          (11,620)           (8,365)           (3,886)           (3,071)          (17,230)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net investment income
    (loss)                         43,790             8,313            16,686            (3,720)           (3,071)          (16,977)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales             131,457           149,903           210,057            26,719            22,992           198,918
  Cost of investments
    sold                          123,713            94,098           163,294            20,063            16,924           198,918
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                          7,744            55,805            46,763             6,656             6,068                 -
Realized gain
  distributions                         -                 -            40,972            47,665                 -                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized gains
    (losses)                        7,744            55,805            87,735            54,321             6,068                 -
Change in unrealized
  gains (losses)                  (38,329)          (69,971)           64,206           (36,093)           20,254                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                   (30,585)          (14,166)          151,941            18,228            26,322                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS             $         13,205  $         (5,853) $        168,627  $         14,508  $         23,251  $        (16,977)
                         ================  ================  ================  ================  ================  ================

(i) Previously known as Invesco V.I. Utilities

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                             Invesco           Invesco         MFS Variable      MFS Variable      MFS Variable      MFS Variable
                              Funds             Funds        Insurance Trust   Insurance Trust   Insurance Trust   Insurance Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                             Invesco V.I.
                           Invesco V.I.         Value              MFS          MFS Investors        MFS New
                            Technology       Opportunity          Growth            Trust           Discovery        MFS Research
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $              -  $         11,165  $          1,093  $          1,489  $              -  $          1,159
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                           (1,773)           (7,235)           (9,525)           (1,409)             (631)           (1,241)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net investment income
    (loss)                         (1,773)            3,930            (8,432)               80              (631)              (82)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales              31,935           116,205            68,295             4,343            22,463            11,824
  Cost of investments
    sold                           19,760            95,378            49,088             2,537            20,690             6,233
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                         12,175            20,827            19,207             1,806             1,773             5,591
Realized gain
  distributions                    16,051                 -            69,719            12,168            14,295            10,519
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized gains
    (losses)                       28,226            20,827            88,926            13,974            16,068            16,110
Change in unrealized
  gains (losses)                   (7,715)           18,318             1,563             1,091           (21,576)           (3,810)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                    20,511            39,145            90,489            15,065            (5,508)           12,300
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS             $         18,738  $         43,075  $         82,057  $         15,145  $         (6,139) $         12,218
                         ================  ================  ================  ================  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                                            Morgan Stanley    Morgan Stanley    Morgan Stanley    Morgan Stanley    Morgan Stanley
                                               Variable          Variable          Variable          Variable          Variable
                           MFS Variable       Investment        Investment        Investment        Investment        Investment
                         Insurance Trust        Series            Series            Series            Series            Series
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                                                                                    Morgan Stanley
                                                                                                                      VIS Global
                                                                                                                    Infrastructure
                                               Capital           European          Limited                            Portfolio
                          MFS Utilities         Growth            Growth           Duration        Money Market      Class X (j)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $          4,244   $             -  $          9,790  $          6,673  $             92  $         15,323
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                           (1,906)          (26,726)           (3,677)           (3,416)           (8,247)           (5,863)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net investment income
    (loss)                          2,338           (26,726)            6,113             3,257            (8,155)            9,460
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales              21,424           620,565            21,559            21,058           378,086            20,554
  Cost of investments
    sold                           13,282           374,063            21,081            22,571           378,086            24,340
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                          8,142           246,502               478            (1,513)                -            (3,786)
Realized gain
  distributions                     7,442           369,299                 -                 -                 -            89,073
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized gains
    (losses)                       15,584           615,801               478            (1,513)                -            85,287
Change in unrealized
  gains (losses)                    5,340          (451,580)          (48,470)             (929)                -            (7,998)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                    20,924           164,221           (47,992)           (2,442)                -            77,289
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS             $         23,262  $        137,495  $        (41,879) $            815  $         (8,155) $         86,749
                         ================  ================  ================  ================  ================  ================

(j) Previously known as Global Infrastructure

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                          Morgan Stanley
                             Variable        Oppenheimer       Oppenheimer       Oppenheimer       Oppenheimer       Oppenheimer
                            Investment         Variable          Variable          Variable          Variable          Variable
                              Series        Account Funds     Account Funds     Account Funds     Account Funds     Account Funds
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                             Oppenheimer       Oppenheimer                         Oppenheimer
                             Quality           Capital          Discovery        Oppenheimer          Global         Oppenheimer
                           Income Plus       Appreciation     MidCap Growth         Global       Strategic Income    Main Street
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $         80,706  $          1,669  $              -  $          4,252  $         33,168  $          5,925
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                          (17,205)           (3,333)           (1,211)           (3,445)           (6,843)           (6,322)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net investment income
    (loss)                         63,501            (1,664)           (1,211)              807            26,325              (397)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales              96,582            49,047             2,411            53,570           111,053           156,678
  Cost of investments
    sold                           89,002            26,908             1,256            34,267           101,946            92,191
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                          7,580            22,139             1,155            19,303             9,107            64,487
Realized gain
  distributions                         -             9,089                 -            17,349                 -            14,322
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized gains
    (losses)                        7,580            31,228             1,155            36,652             9,107            78,809
Change in unrealized
  gains (losses)                   54,418            21,066             6,633           (32,350)          (19,014)          (14,940)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                    61,998            52,294             7,788             4,302            (9,907)           63,869
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS             $        125,499  $         50,630  $          6,577  $          5,109  $         16,418  $         63,472
                         ================  ================  ================  ================  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                         Putnam Variable   Putnam Variable   Putnam Variable   Putnam Variable   Putnam Variable   Putnam Variable
                              Trust             Trust             Trust             Trust             Trust             Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                              VT Global       VT Growth and       VT Growth      VT International
                         VT Equity Income    Health Care          Income        Opportunities         Equity         VT Research
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $          1,207  $            101  $          1,984  $             84  $            532  $            344
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                             (683)             (377)           (1,364)             (357)             (490)             (392)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net investment income
    (loss)                            524              (276)              620              (273)               42               (48)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales              30,998             1,031            11,225             2,498            13,495             1,759
  Cost of investments
    sold                           15,501               672             8,860             1,318            12,905             1,018
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                         15,497               359             2,365             1,180               590               741
Realized gain
  distributions                         -             3,647                 -             1,780                 -                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized gains
    (losses)                       15,497             4,006             2,365             2,960               590               741
Change in unrealized
  gains (losses)                   (7,673)            6,164            11,280             2,139            (4,505)            4,976
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                     7,824            10,170            13,645             5,099            (3,915)            5,717
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS             $          8,348  $          9,894  $         14,265  $          4,826  $         (3,873) $          5,669
                         ================  ================  ================  ================  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                           The Universal       The Universal       The Universal       The Universal       The Universal
                           Institutional       Institutional       Institutional       Institutional       Institutional
                            Funds, Inc.         Funds, Inc.         Funds, Inc.         Funds, Inc.         Funds, Inc.
                            Sub-Account         Sub-Account         Sub-Account         Sub-Account         Sub-Account
                         ------------------  ------------------  ------------------  ------------------  ------------------
                           Morgan Stanley      Morgan Stanley      Morgan Stanley                          Morgan Stanley
                           UIF Core Plus        UIF Emerging         UIF Global        Morgan Stanley         UIF U.S.
                            Fixed Income          Markets          Tactical Asset        UIF Growth         Real Estate
                              Class I             Class 1        Allocation Class I       Class 1             Class I
                         ------------------  ------------------  ------------------  ------------------  ------------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $           17,171  $              748  $           12,562  $                -  $            3,743
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                             (5,031)             (1,770)            (13,736)             (5,977)             (2,296)
                         ------------------  ------------------  ------------------  ------------------  ------------------
  Net investment income
    (loss)                           12,140              (1,022)             (1,174)             (5,977)              1,447
                         ------------------  ------------------  ------------------  ------------------  ------------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales               140,307              36,389             144,081              74,506              47,711
  Cost of investments
    sold                            143,129              33,016             134,679              42,081              38,497
                         ------------------  ------------------  ------------------  ------------------  ------------------
  Realized gains
    (losses) on fund
    shares                           (2,822)              3,373               9,402              32,425               9,214
Realized gain
  distributions                           -                   -             127,093              45,591                   -
                         ------------------  ------------------  ------------------  ------------------  ------------------
  Net realized gains
    (losses)                         (2,822)              3,373             136,495              78,016               9,214
Change in unrealized
  gains (losses)                     29,082             (12,410)           (116,264)            (36,301)             53,089
                         ------------------  ------------------  ------------------  ------------------  ------------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                      26,260              (9,037)             20,231              41,715              62,303
                         ------------------  ------------------  ------------------  ------------------  ------------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS             $           38,400  $          (10,059) $           19,057  $           35,738  $           63,750
                         ==================  ==================  ==================  ==================  ==================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                 American                       American                        Dreyfus
                                             Century Variable               Century Variable          Socially Responsible Growth
                                             Portfolios, Inc.               Portfolios, Inc.                   Fund, Inc.
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                                 American                       American                    Dreyfus Socially
                                            Century VP Balanced         Century VP International         Responsible Growth Fund
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013            2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $       1,744   $       1,952   $       1,933   $       1,997   $         477   $         785
Net realized gains (losses)                 29,574           5,965           2,640            (121)         28,045           1,593
Change in unrealized gains (losses)         (7,324)         34,589         (21,427)         48,792           3,636          67,274
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           23,994          42,506         (16,854)         50,668          32,158          69,652
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                           (18,292)              -          (4,941)         (3,301)        (23,770)         (3,388)
Payments on termination                          -               -         (17,363)              -          (7,027)              -
Policy maintenance charge                   (2,515)         (2,904)         (2,444)         (2,457)         (2,484)         (2,401)
Transfers among the sub-accounts
  and with the Fixed Account - net         (11,767)              -            (360)            (68)         (1,707)           (596)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (32,574)         (2,904)        (25,108)         (5,826)        (34,988)         (6,385)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS           (8,580)         39,602         (41,962)         44,842          (2,830)         63,267
NET ASSETS AT BEGINNING OF PERIOD          300,462         260,860         286,697         241,855         274,843         211,576
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     291,882   $     300,462   $     244,735   $     286,697   $     272,013   $     274,843
                                     =============   =============   =============   =============   =============   =============
  Units outstanding at beginning of
    period                                  13,973          14,117          14,248          14,581          16,811          17,230
      Units issued                               -               -               -               -               -               -
      Units redeemed                        (1,505)           (144)         (1,261)           (333)         (2,013)           (419)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period        12,468          13,973          12,987          14,248          14,798          16,811
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                                       Dreyfus Variable Investment     Dreyfus Variable Investment
                                        Dreyfus Stock Index Fund                 Fund                            Fund
                                                Sub-Account                  Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                         Dreyfus Stock Index Fund          VIF Growth & Income              VIF Money Market
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      16,751   $      16,466   $        (466)  $          12   $      (8,291)  $      (9,226)
Net realized gains (losses)                 69,089          33,814           9,846           3,633               -               -
Change in unrealized gains (losses)        146,146         416,337          23,960          97,416               -               -
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          231,986         466,617          33,340         101,061          (8,291)         (9,226)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                          (100,411)        (37,963)        (22,695)        (11,788)        (72,842)       (233,563)
Payments on termination                    (29,942)         (6,231)           (558)              -         (10,398)        (11,047)
Policy maintenance charge                  (16,724)        (15,858)         (3,686)         (3,298)         (8,659)         (9,833)
Transfers among the sub-accounts
  and with the Fixed Account - net          (4,223)        (17,402)           (837)         16,255           1,324           2,411
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (151,300)        (77,454)        (27,776)          1,169         (90,575)       (252,032)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS           80,686         389,163           5,564         102,230         (98,866)       (261,258)
NET ASSETS AT BEGINNING OF PERIOD        1,935,593       1,546,430         386,651         284,421         970,961       1,232,219
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $   2,016,279   $   1,935,593   $     392,215   $     386,651   $     872,095   $     970,961
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 107,127         111,989          19,358          19,303          76,153          95,778
      Units issued                              22             662               8             982              87             903
      Units redeemed                        (7,874)         (5,524)         (1,365)           (927)         (7,223)        (20,528)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period        99,275         107,127          18,001          19,358          69,017          76,153
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                               Fidelity                       Fidelity                        Fidelity
                                      Variable Insurance Products    Variable Insurance Products     Variable Insurance Products
                                                 Fund                           Fund                            Fund
                                              Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                         VIP Asset Manager Growth            VIP Contrafund                 VIP Equity-Income
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $         231   $          26   $         364   $       2,557   $      17,340   $      13,774
Net realized gains (losses)                 16,539          12,058         100,241          18,763          24,828          66,084
Change in unrealized gains (losses)         (8,531)         20,096          61,826         351,721          27,099         125,952
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                            8,239          32,180         162,431         373,041          69,267         205,810
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                           (44,227)        (22,839)       (165,807)         (8,388)        (57,502)        (42,822)
Payments on termination                          -         (11,858)        (16,817)        (56,955)              -         (20,706)
Policy maintenance charge                   (1,336)         (2,002)        (14,236)        (14,383)         (8,696)         (9,579)
Transfers among the sub-accounts
  and with the Fixed Account - net            (627)           (906)         (3,165)         (4,047)        (14,589)          5,624
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (46,190)        (37,605)       (200,025)        (83,773)        (80,787)        (67,483)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          (37,951)         (5,425)        (37,594)        289,268         (11,520)        138,327
NET ASSETS AT BEGINNING OF PERIOD          164,571         169,996       1,567,981       1,278,713         925,993         787,666
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     126,620   $     164,571   $   1,530,387   $   1,567,981   $     914,473   $     925,993
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   9,030          11,316          45,777          48,573          47,072          50,851
      Units issued                              18             619              53              20             105           1,274
      Units redeemed                        (2,426)         (2,905)         (5,556)         (2,816)         (4,032)         (5,053)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period         6,622           9,030          40,274          45,777          43,145          47,072
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                               Fidelity                       Fidelity                    Franklin Templeton
                                      Variable Insurance Products    Variable Insurance Products      Variable Insurance Products
                                                 Fund                           Fund                            Trust
                                              Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                                                                                               Franklin
                                                                                                         Mutual Shares VIP Fund
                                                VIP Growth                   VIP High Income                  Class 2 (b)
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      (5,684)  $      (4,091)  $      17,666   $      19,781   $       7,616   $       8,468
Net realized gains (losses)                 39,173           6,746            (313)           (458)         40,222          22,947
Change in unrealized gains (losses)         43,781         201,698         (14,783)          2,173          (2,584)        138,084
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           77,270         204,353           2,570          21,496          45,254         169,499
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                           (70,973)         (4,728)        (50,552)        (36,154)        (92,640)        (44,462)
Payments on termination                    (16,196)         (9,208)         (1,791)        (10,285)         (3,245)        (26,134)
Policy maintenance charge                   (7,442)         (7,093)         (3,791)         (4,818)         (6,572)         (8,622)
Transfers among the sub-accounts
  and with the Fixed Account - net            (918)         (4,314)           (119)        (10,068)         (1,878)         (6,248)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (95,529)        (25,343)        (56,253)        (61,325)       (104,335)        (85,466)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          (18,259)        179,010         (53,683)        (39,829)        (59,081)         84,033
NET ASSETS AT BEGINNING OF PERIOD          774,847         595,837         412,111         451,940         738,546         654,513
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     756,588   $     774,847   $     358,428   $     412,111   $     679,465   $     738,546
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  33,330          34,630          24,073          27,719          34,352          38,697
      Units issued                             164              93             213             435             177             610
      Units redeemed                        (3,988)         (1,393)         (3,401)         (4,081)         (4,759)         (4,955)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period        29,506          33,330          20,885          24,073          29,770          34,352
                                     =============   =============   =============   =============   =============   =============

(b) Previously known as Mutual Shares Securities

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                            Franklin Templeton             Franklin Templeton              Franklin Templeton
                                      Variable Insurance Products     Variable Insurance Products     Variable Insurance Products
                                                 Trust                           Trust                           Trust
                                              Sub-Account                     Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                         Franklin Small-Mid Cap          Templeton Developing                  Templeton
                                       Growth VIP Fund Class 2 (c)   Markets VIP Fund Class 2 (d)    Foreign VIP Fund Class 2 (e)
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      (4,213)  $      (3,924)  $          96   $         159   $       2,101   $       3,140
Net realized gains (losses)                110,605          44,084             (20)            465           1,105           3,933
Change in unrealized gains (losses)        (76,073)         96,164          (1,663)           (963)        (29,709)         35,123
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           30,319         136,324          (1,587)           (339)        (26,503)         42,196
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                           (52,299)        (32,561)              -               -               -               -
Payments on termination                    (23,840)        (14,813)              -               -          (1,142)        (12,445)
Policy maintenance charge                   (4,673)         (5,235)           (170)           (241)         (1,956)         (2,385)
Transfers among the sub-accounts
  and with the Fixed Account - net            (657)         (3,241)          1,917           1,588           2,890          (6,140)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (81,469)        (55,850)          1,747           1,347            (208)        (20,970)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          (51,150)         80,474             160           1,008         (26,711)         21,226
NET ASSETS AT BEGINNING OF PERIOD          470,556         390,082          16,681          15,673         223,401         202,175
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     419,406   $     470,556   $      16,841   $      16,681   $     196,690   $     223,401
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  37,486          42,547             678             625          13,671          15,078
      Units issued                             156              21              91             439             228             411
      Units redeemed                        (6,273)         (5,082)            (15)           (386)           (233)         (1,818)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period        31,369          37,486             754             678          13,666          13,671
                                     =============   =============   =============   =============   =============   =============

(c) Previously known as Franklin Small-Mid Cap Growth Securities
(d) Previously known as Templeton Developing Markets Securities
(e) Previously known as Templeton Foreign Securities

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                            Franklin Templeton             Goldman Sachs                     Goldman Sachs
                                            Variable Insurance          Variable Insurance                Variable Insurance
                                              Products Trust                   Trust                            Trust
                                                Sub-Account                 Sub-Account                      Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                                                         Goldman Sachs VIT                  Goldman Sachs
                                               Templeton                 Small Cap Equity              VIT U.S. Equity Insights
                                       Growth VIP Fund Class 2 (f)       Insights Fund (g)                     Fund (h)
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $         144   $         454   $        (154)  $          34   $         228   $         145
Net realized gains (losses)                    134              74          17,265          16,595          14,420           2,536
Change in unrealized gains (losses)         (1,432)          6,096         (12,073)         14,095          (6,667)         19,214
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           (1,154)          6,624           5,038          30,724           7,981          21,895
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                                 -               -         (16,554)         (8,925)        (29,779)         (6,594)
Payments on termination                          -               -          (2,192)         (9,501)              -               -
Policy maintenance charge                     (361)           (311)         (1,053)         (1,330)           (562)           (911)
Transfers among the sub-accounts
  and with the Fixed Account - net           3,031            (145)          2,673             113            (520)           (117)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                   2,670            (456)        (17,126)        (19,643)        (30,861)         (7,622)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS            1,516           6,168         (12,088)         11,081         (22,880)         14,273
NET ASSETS AT BEGINNING OF PERIOD           28,719          22,551         109,962          98,881          76,898          62,625
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $      30,235   $      28,719   $      97,874   $     109,962   $      54,018   $      76,898
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   1,592           1,621           5,152           6,226           5,828           6,468
      Units issued                             173               -             131               3               -               -
      Units redeemed                           (24)            (29)           (956)         (1,077)         (2,278)           (640)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period         1,741           1,592           4,327           5,152           3,550           5,828
                                     =============   =============   =============   =============   =============   =============

(f) Previously known as Templeton Growth Securities
(g) Previously known as VIT Structured Small Cap Equity Fund
(h) Previously known as VIT Structured U.S. Equity Fund

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                               Goldman Sachs                  Goldman Sachs
                                         Variable Insurance Trust       Variable Insurance Trust              Invesco Funds
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                                                              VIT Strategic
                                           VIT Strategic Growth           International Equity            Invesco S&P 500 Index
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $        (191)  $        (117)  $          52   $          17   $      13,248   $      14,841
Net realized gains (losses)                 10,479           1,117               2              (1)         36,754          37,802
Change in unrealized gains (losses)         (6,717)          5,685            (215)            348         101,737         253,080
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                            3,571           6,685            (161)            364         151,739         305,723
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -              48               -
Benefit payments                           (14,602)              -               -               -         (67,521)        (27,790)
Payments on termination                          -               -               -               -               5         (10,789)
Policy maintenance charge                     (196)           (237)            (21)            (20)        (14,050)        (14,168)
Transfers among the sub-accounts
  and with the Fixed Account - net          (1,099)              -               1               -         (12,727)         61,472
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (15,897)           (237)            (20)            (20)        (94,245)          8,725
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          (12,326)          6,448            (181)            344          57,494         314,448
NET ASSETS AT BEGINNING OF PERIOD           27,972          21,524           1,931           1,587       1,280,274         965,826
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $      15,646   $      27,972   $       1,750   $       1,931   $   1,337,768   $   1,280,274
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   2,283           2,305             167             168          85,169          83,992
      Units issued                               -               -               -               -               9           9,967
      Units redeemed                        (1,149)            (22)             (2)             (1)         (5,935)         (8,790)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period         1,134           2,283             165             167          79,243          85,169
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                               Invesco Funds                  Invesco Funds                   Invesco Funds
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                               Invesco V.I.
                                            American Franchise         Invesco V.I. American Value        Invesco V.I. Comstock
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $     (50,050)  $     (24,449)  $      (1,114)  $        (565)  $       1,145   $       2,029
Net realized gains (losses)                246,639          77,593          38,494           8,875          14,702           3,063
Change in unrealized gains (losses)        217,532       1,720,753         (15,524)         58,957           7,766          70,554
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          414,121       1,773,897          21,856          67,267          23,613          75,646
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                          (539,722)       (293,692)        (42,808)        (22,223)        (32,351)         (5,403)
Payments on termination                   (117,360)        (49,779)         (8,798)         (1,378)         (6,509)              -
Policy maintenance charge                  (56,028)        (55,545)         (2,472)         (3,209)         (3,077)         (3,108)
Transfers among the sub-accounts
  and with the Fixed Account - net         (48,907)        (76,810)         (1,555)          2,744            (237)           (777)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (762,017)       (475,826)        (55,633)        (24,066)        (42,174)         (9,288)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS         (347,896)      1,298,071         (33,777)         43,201         (18,561)         66,358
NET ASSETS AT BEGINNING OF PERIOD        6,079,568       4,781,497         252,936         209,735         286,205         219,847
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $   5,731,672   $   6,079,568   $     219,159   $     252,936   $     267,644   $     286,205
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 444,876         485,126          11,077          12,222          20,160          20,868
      Units issued                           3,416           1,697              34             552               3             432
      Units redeemed                       (58,356)        (41,947)         (2,287)         (1,697)         (2,772)         (1,140)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period       389,936         444,876           8,824          11,077          17,391          20,160
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                               Invesco Funds                  Invesco Funds                   Invesco Funds
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                                                              Invesco V.I.                    Invesco V.I.
                                         Invesco V.I. Core Equity         Diversified Dividend             Diversified Income
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      (3,696)  $      25,278   $      19,322   $      28,821   $      85,961   $      80,244
Net realized gains (losses)                360,805         166,774          74,016          48,633         (48,522)        (45,463)
Change in unrealized gains (losses)         38,325       1,114,210         163,302         490,134         107,816         (54,916)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          395,434       1,306,262         256,640         567,588         145,255         (20,135)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -              48               -               -               -
Benefit payments                          (610,116)       (203,758)       (179,593)       (128,557)       (183,521)        (93,891)
Payments on termination                    (88,728)        (97,042)         (2,923)       (101,203)         (7,074)        (22,591)
Policy maintenance charge                  (51,202)        (50,607)        (22,562)        (22,502)        (19,357)        (22,887)
Transfers among the sub-accounts
  and with the Fixed Account - net         (52,587)          3,605          (9,637)         13,164         (14,081)        (25,698)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (802,633)       (347,802)       (214,667)       (239,098)       (224,033)       (165,067)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS         (407,199)        958,460          41,973         328,490         (78,778)       (185,202)
NET ASSETS AT BEGINNING OF PERIOD        5,775,430       4,816,970       2,300,770       1,972,280       2,091,376       2,276,578
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $   5,368,231   $   5,775,430   $   2,342,743   $   2,300,770   $   2,012,598   $   2,091,376
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 277,099         296,082         123,015         136,942         144,882         156,440
      Units issued                             325           7,430           4,159           1,594             449           2,271
      Units redeemed                       (37,160)        (26,413)        (15,152)        (15,521)        (15,039)         13,828
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period       240,264         277,099         112,022         123,015         130,292         144,882
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                               Invesco Funds                  Invesco Funds                   Invesco Funds
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                          Invesco V.I. Equity and             Invesco V.I.                    Invesco V.I.
                                                   Income                  Global Core Equity             Government Securities
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      52,343   $      40,968   $       8,624   $       7,380   $      58,912   $      81,181
Net realized gains (losses)                439,842          82,817           9,806          (4,350)         (7,102)         (2,334)
Change in unrealized gains (losses)        (18,602)      1,115,530         (21,718)        136,140          35,350        (197,076)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          473,583       1,239,315          (3,288)        139,170          87,160        (118,229)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits                                         -               -              48               -               -               -
Benefit payments                          (459,016)       (389,732)        (95,885)        (44,899)       (246,585)       (340,407)
Payments on termination                   (100,232)        (38,706)        (23,161)         (3,270)        (58,878)        (53,667)
Policy maintenance charge                  (56,699)        (64,332)         (6,715)         (6,739)        (25,636)        (32,688)
Transfers among the sub-accounts
  and with the Fixed Account - net           5,515         166,837           5,547            (926)        (22,086)       (137,864)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (610,432)       (325,933)       (120,166)        (55,834)       (353,185)       (564,626)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS         (136,849)        913,382        (123,454)         83,336        (266,025)       (682,855)
NET ASSETS AT BEGINNING OF PERIOD        6,181,519       5,268,137         764,436         681,100       2,868,153       3,551,008
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $   6,044,670   $   6,181,519   $     640,982   $     764,436   $   2,602,128   $   2,868,153
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 488,025         515,990          67,758          73,088         162,969         194,557
      Units issued                           2,858          18,322           7,879               -              69             667
      Units redeemed                       (49,248)        (46,288)        (18,531)         (5,330)        (19,980)        (32,255)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period       441,635         488,025          57,106          67,758         143,058         162,969
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                               Invesco Funds                  Invesco Funds                   Invesco Funds
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                                                              Invesco V.I.                Invesco V.I. Managed
                                          Invesco V.I. High Yield         International Growth        Volatility Fund Series I (i)
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      43,790   $      55,730   $       8,313   $       3,926   $      16,686   $      18,461
Net realized gains (losses)                  7,744          10,566          55,805          34,258          87,735          24,500
Change in unrealized gains (losses)        (38,329)            364         (69,971)        173,764          64,206          39,883
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           13,205          66,660          (5,853)        211,948         168,627          82,844
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                           (82,331)        (98,181)        (66,800)        (62,904)       (150,742)        (25,092)
Payments on termination                          -         (36,584)        (38,290)        (11,275)        (13,874)           (615)
Policy maintenance charge                  (11,284)        (12,312)        (12,544)        (13,002)         (8,605)         (9,069)
Transfers among the sub-accounts
  and with the Fixed Account - net         (26,466)        250,286         (15,778)         (8,059)        (28,348)          5,007
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (120,081)        103,209        (133,412)        (95,240)       (201,569)        (29,769)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS         (106,876)        169,869        (139,265)        116,708         (32,942)         53,075
NET ASSETS AT BEGINNING OF PERIOD        1,252,329       1,082,460       1,346,577       1,229,869         903,841         850,766
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $   1,145,453   $   1,252,329   $   1,207,312   $   1,346,577   $     870,899   $     903,841
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  87,574          67,746          63,154          67,993          40,885          42,242
      Units issued                              15          37,378             259             355               5             219
      Units redeemed                        (7,445)        (17,550)         (6,307)         (5,194)         (7,921)         (1,576)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period        80,144          87,574          57,106          63,154          32,969          40,885
                                     =============   =============   =============   =============   =============   =============

(i) Previously known as Invesco V.I. Utilities

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                               Invesco Funds                  Invesco Funds                   Invesco Funds
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                              Invesco V.I.                  Invesco V.I.
                                          Mid Cap Core Equity              Mid Cap Growth             Invesco V.I. Money Market
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -----------------------------   -----------------------------   -----------------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      (3,720)  $        (752)  $      (3,071)  $      (1,802)  $     (16,977)  $     (18,078)
Net realized gains (losses)                 54,321          49,463           6,068          17,483               -               -
Change in unrealized gains (losses)        (36,093)         57,204          20,254          93,442               -               -
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           14,508         105,915          23,251         109,123         (16,977)        (18,078)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                            (7,941)        (58,743)        (13,035)        (49,654)       (151,797)       (120,704)
Payments on termination                     (9,820)         (6,501)         (3,606)        (18,312)         (2,093)              -
Policy maintenance charge                   (4,371)         (4,934)         (3,109)         (3,319)        (17,705)        (18,340)
Transfers among the sub-accounts
  and with the Fixed Account - net           2,108          (4,312)          1,106         (28,332)         (8,847)        (49,059)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (20,024)        (74,490)        (18,644)        (99,617)       (180,442)       (188,103)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS           (5,516)         31,425           4,607           9,506        (197,419)       (206,181)
NET ASSETS AT BEGINNING OF PERIOD          434,948         403,523         345,085         335,579       1,987,929       2,194,110
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     429,432   $     434,948   $     349,692   $     345,085   $   1,790,510   $   1,987,929
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  17,746          21,018          26,018          34,355         161,133         176,311
      Units issued                             120              58              99               -             147             299
      Units redeemed                          (937)         (3,330)         (1,493)         (8,337)        (14,857)        (15,477)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                  16,929          17,746          24,624          26,018         146,423         161,133
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                               Invesco Funds                  Invesco Funds           MFS Variable Insurance Trust
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                                                            Invesco V.I.
                                        Invesco V.I. Technology           Value Opportunity                  MFS Growth
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -----------------------------   -----------------------------   -----------------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      (1,773)  $      (1,613)  $       3,930   $       4,631   $      (8,432)  $      (6,393)
Net realized gains (losses)                 28,226          17,202          20,827           6,581          88,926          22,866
Change in unrealized gains (losses)         (7,715)         23,766          18,318         203,966           1,563         278,238
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           18,738          39,355          43,075         215,178          82,057         294,711
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                           (28,451)         (2,811)        (86,080)        (54,024)        (36,320)        (52,715)
Payments on termination                          -               -          (7,523)        (12,205)         (9,755)        (13,160)
Policy maintenance charge                   (1,799)         (1,933)         (7,728)         (8,755)         (9,812)         (9,113)
Transfers among the sub-accounts
  and with the Fixed Account - net             503           1,049          (7,642)         (1,086)         (2,721)         (5,270)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (29,747)         (3,695)       (108,973)        (76,070)        (58,608)        (80,258)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          (11,009)         35,660         (65,898)        139,108          23,449         214,453
NET ASSETS AT BEGINNING OF PERIOD          201,991         166,331         822,605         683,497       1,071,448         856,995
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     190,982   $     201,991   $     756,707   $     822,605   $   1,094,897   $   1,071,448
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  11,552          11,797          49,743          54,788          42,356          45,948
      Units issued                              27              66               4               -              11               -
      Units redeemed                        (1,655)           (311)         (6,441)         (5,045)         (2,279)         (3,592)
                                     -------------   -------------   -------------   -------------   -------------   -------------
   Units outstanding at end of
     period                                  9,924          11,552          43,306          49,743          40,088          42,356
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                      MFS Variable Insurance Trust    MFS Variable Insurance Trust    MFS Variable Insurance Trust
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                            MFS Investors Trust             MFS New Discovery                 MFS Research
                                     -----------------------------   -----------------------------   -----------------------------
                                           2014            2013           2014            2013            2014            2013
                                     -----------------------------   -----------------------------   -----------------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $          80   $         299   $        (631)  $        (631)  $         (82)  $        (721)
Net realized gains (losses)                 13,974           4,908          16,068           3,121          16,110           6,427
Change in unrealized gains (losses)          1,091          31,703         (21,576)         20,868          (3,810)         28,301
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           15,145          36,910          (6,139)         23,358          12,218          34,007
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                                 -          (5,347)        (19,468)         (5,267)         (7,731)         (5,363)
Payments on termination                          -          (3,871)           (402)              -               -            (332)
Policy maintenance charge                   (1,485)         (1,711)           (683)           (933)         (1,511)         (1,432)
Transfers among the sub-accounts
  and with the Fixed Account - net            (920)          5,230            (260)         (1,058)         (1,344)           (594)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                  (2,405)         (5,699)        (20,813)         (7,258)        (10,586)         (7,721)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS           12,740          31,211         (26,952)         16,100           1,632          26,286
NET ASSETS AT BEGINNING OF PERIOD          153,193         121,982          75,925          59,825         137,409         111,123
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     165,933   $     153,193   $      48,973   $      75,925   $     139,041   $     137,409
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  10,306          10,739           4,038           4,463          10,688          11,332
      Units issued                              36             469              55             332               6             464
      Units redeemed                          (195)           (902)         (1,259)           (757)           (791)         (1,108)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                  10,147          10,306           2,834           4,038           9,903          10,688
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                                        Morgan Stanley Variable         Morgan Stanley Variable
                                      MFS Variable Insurance Trust         Investment Series               Investment Series
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                               MFS Utilities                 Capital Growth                  European Growth
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $       2,338   $       3,404   $     (26,726)  $     (12,742)  $       6,113   $       7,895
Net realized gains (losses)                 15,584          18,411         615,801         143,250             478          (2,838)
Change in unrealized gains (losses)          5,340          14,214        (451,580)      1,022,900         (48,470)         85,537
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           23,262          36,029         137,495       1,153,408         (41,879)         90,594
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                           (16,568)        (38,633)       (449,518)        (71,518)        (12,214)        (12,418)
Payments on termination                          -               -         (17,585)       (141,423)         (1,432)         (9,845)
Policy maintenance charge                   (2,286)         (2,838)        (30,691)        (29,976)         (3,472)         (3,396)
Transfers among the sub-accounts
  and with the Fixed Account - net            (646)          6,871         (51,360)        226,875          12,101          10,936
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (19,500)        (34,600)       (549,154)        (16,042)         (5,017)        (14,723)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS            3,762           1,429        (411,659)      1,137,366         (46,896)         75,871
NET ASSETS AT BEGINNING OF PERIOD          201,760         200,331       3,371,401       2,234,035         426,824         350,953
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     205,522   $     201,760   $   2,959,742   $   3,371,401   $     379,928   $     426,824
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   5,530           6,559          97,829          96,855          19,140          19,886
      Units issued                               1             482           2,973          13,460             586             565
      Units redeemed                          (489)         (1,511)        (18,823)        (12,486)           (806)         (1,311)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                   5,042           5,530          81,979          97,829          18,920          19,140
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                          Morgan Stanley Variable        Morgan Stanley Variable         Morgan Stanley Variable
                                             Investment Series              Investment Series               Investment Series
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                                                                                        Morgan Stanley VIS Global
                                                                                                        Infrastructure Portfolio
                                             Limited Duration                 Money Market                     Class X (j)
                                     -----------------------------   -----------------------------   -----------------------------
                                           2014            2013           2014            2013            2014            2013
                                     -----------------------------   -----------------------------   -----------------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $       3,257   $       5,841   $      (8,155)  $      (8,504)  $       9,460   $      10,036
Net realized gains (losses)                 (1,513)         (8,798)              -               -          85,287          37,258
Change in unrealized gains (losses)           (929)          1,064               -               -          (7,998)         41,186
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                              815          (1,893)         (8,155)         (8,504)         86,749          88,480
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -              36               -
Benefit payments                           (14,332)        (38,193)        (47,571)        (15,853)         (4,812)        (24,200)
Payments on termination                          1         (41,424)        (22,163)         (2,054)         (4,552)         (3,221)
Policy maintenance charge                   (3,424)         (3,549)         (8,554)         (9,076)         (5,520)         (4,946)
Transfers among the sub-accounts
  and with the Fixed Account - net          12,664          23,345         (57,919)         (2,617)            168          20,274
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                  (5,091)        (59,821)       (136,207)        (29,600)        (14,680)        (12,093)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS           (4,276)        (61,714)       (144,362)        (38,104)         72,069          76,387
NET ASSETS AT BEGINNING OF PERIOD          385,498         447,212         938,036         976,140         602,521         526,134
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     381,222   $     385,498   $     793,674   $     938,036   $     674,590   $     602,521
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  33,098          38,202          74,497          76,837          23,343          23,819
      Units issued                           1,081           6,430          32,240             380               1             919
      Units redeemed                        (1,521)        (11,534)        (43,141)         (2,720)           (536)         (1,395)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                  32,658          33,098          63,596          74,497          22,808          23,343
                                     =============   =============   =============   =============   =============   =============

(j) Previously known as Global Infrastructure

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                          Morgan Stanley Variable              Oppenheimer                     Oppenheimer
                                             Investment Series           Variable Account Funds          Variable Account Funds
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                                                               Oppenheimer                     Oppenheimer
                                            Quality Income Plus           Capital Appreciation           Discovery MidCap Growth
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -----------------------------   -----------------------------   -----------------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      63,501   $      78,331   $      (1,664)  $         408   $      (1,211)  $      (1,047)
Net realized gains (losses)                  7,580          14,082          31,228          20,965           1,155           1,892
Change in unrealized gains (losses)         54,418         (93,569)         21,066          65,584           6,633          34,430
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          125,499          (1,156)         50,630          86,957           6,577          35,275
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        60               -               -               -               -               -
Benefit payments                           (28,488)        (69,105)        (11,238)        (41,959)              -          (2,074)
Payments on termination                          5         (43,781)        (24,741)        (12,377)              -               -
Policy maintenance charge                  (19,364)        (20,976)         (3,449)         (3,819)         (1,228)         (1,243)
Transfers among the sub-accounts
  and with the Fixed Account - net         (31,076)         22,224          (6,101)         (1,610)          1,210            (197)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (78,863)       (111,638)        (45,529)        (59,765)            (18)         (3,514)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS           46,636        (112,794)          5,101          27,192           6,559          31,761
NET ASSETS AT BEGINNING OF PERIOD        1,869,050       1,981,844         361,901         334,709         134,367         102,606
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $   1,915,686   $   1,869,050   $     367,002   $     361,901   $     140,926   $     134,367
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  81,329          86,342          31,937          37,978          18,093          18,620
      Units issued                              46           4,692              22               7             174               -
      Units redeemed                        (3,339)         (9,705)         (3,642)         (6,048)           (166)           (527)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                  78,036          81,329          28,317          31,937          18,101          18,093
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                Oppenheimer                    Oppenheimer                     Oppenheimer
                                          Variable Account Funds         Variable Account Funds          Variable Account Funds
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                                                               Oppenheimer
                                            Oppenheimer Global           Global Strategic Income         Oppenheimer Main Street
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -----------------------------   -----------------------------   -----------------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $         807   $       1,691   $      26,325   $      34,694   $        (397)  $       1,420
Net realized gains (losses)                 36,652           8,214           9,107           7,518          78,809          23,368
Change in unrealized gains (losses)        (32,350)         71,249         (19,014)        (51,287)        (14,940)        150,898
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                            5,109          81,154          16,418          (9,075)         63,472         175,686
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                           (43,769)         (5,267)        (88,736)        (50,648)       (119,291)        (30,339)
Payments on termination                     (3,213)        (10,993)         (5,608)        (10,633)        (24,516)        (14,631)
Policy maintenance charge                   (3,315)         (3,659)         (7,544)        (10,145)         (6,789)         (7,370)
Transfers among the sub-accounts
  and with the Fixed Account - net           2,774           5,771            (271)          2,041             237          (8,632)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (47,523)        (14,148)       (102,159)        (69,385)       (150,359)        (60,972)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          (42,414)         67,006         (85,741)        (78,460)        (86,887)        114,714
NET ASSETS AT BEGINNING OF PERIOD          382,517         315,511         792,095         870,555         710,420         595,706
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     340,103   $     382,517   $     706,354   $     792,095   $     623,533   $     710,420
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  20,349          21,177          38,333          41,698          51,514          56,411
      Units issued                             150             396             134             373               6             456
      Units redeemed                        (2,652)         (1,224)         (4,926)         (3,738)        (10,308)         (5,353)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                  17,847          20,349          33,541          38,333          41,212          51,514
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                           Putnam Variable Trust          Putnam Variable Trust           Putnam Variable Trust
                                                Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                             VT Equity Income             VT Global Health Care           VT Growth and Income
                                     -----------------------------   -----------------------------   -----------------------------
                                           2014            2013           2014            2013            2014            2013
                                     -----------------------------   -----------------------------   -----------------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $         524   $       1,108   $        (276)  $          79   $         620   $       1,092
Net realized gains (losses)                 15,497           9,770           4,006           4,388           2,365              (8)
Change in unrealized gains (losses)         (7,673)         15,562           6,164           8,050          11,280          38,214
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                            8,348          26,440           9,894          12,517          14,265          39,298
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                           (28,660)        (17,349)              -          (5,365)         (7,797)        (19,204)
Payments on termination                          -            (265)              -               -               -          (3,352)
Policy maintenance charge                     (561)           (978)           (439)           (480)         (1,535)         (1,799)
Transfers among the sub-accounts
  and with the Fixed Account - net          (1,097)         (1,751)           (180)           (983)            737           5,370
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (30,318)        (20,343)           (619)         (6,828)         (8,595)        (18,985)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          (21,970)          6,097           9,275           5,689           5,670          20,313
NET ASSETS AT BEGINNING OF PERIOD           96,614          90,517          37,660          31,971         145,407         125,094
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $      74,644   $      96,614   $      46,935   $      37,660   $     151,077   $     145,407
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   4,068           5,002           1,865           2,223           8,628           9,980
      Units issued                               -              32               2             314              75             404
      Units redeemed                        (1,253)           (966)            (30)           (672)           (535)         (1,756)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
   period                                    2,815           4,068           1,837           1,865           8,168           8,628
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                         Putnam Variable Trust          Putnam Variable Trust           Putnam Variable Trust
                                               Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                         VT Growth Opportunities        VT International Equity               VT Research
                                     -----------------------------   -----------------------------   -----------------------------
                                          2014            2013           2014            2013            2014            2013
                                     -----------------------------   -----------------------------   -----------------------------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
Net investment income (loss)         $        (273)  $        (141)  $          42   $         260   $         (48)  $          78
Net realized gains (losses)                  2,960           1,108             590            (131)            741             658
Change in unrealized gains (losses)          2,139           9,377          (4,505)         12,524           4,976           9,707
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                            4,826          10,344          (3,873)         12,653           5,669          10,443
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                                 -               -         (13,245)              -               -               -
Payments on termination                          -               -               -               -               -               -
Policy maintenance charge                     (322)           (427)           (422)           (500)           (365)           (488)
Transfers among the sub-accounts
  and with the Fixed Account - net          (1,427)         (1,973)          2,306            (307)         (1,005)         (1,340)
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                  (1,749)         (2,400)        (11,361)           (807)         (1,370)         (1,828)
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS            3,077           7,944         (15,234)         11,846           4,299           8,615
NET ASSETS AT BEGINNING OF PERIOD           38,544          30,600          59,101          47,255          42,010          33,395
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $      41,621   $      38,544   $      43,867   $      59,101   $      46,309   $      42,010
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
   period                                    2,255           2,415           3,475           3,527           2,438           2,561
     Units issued                               23               1             113              47               -               -
     Units redeemed                           (121)           (161)           (796)            (99)            (77)           (123)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                   2,157           2,255           2,792           3,475           2,361           2,438
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                              The Universal                  The Universal                   The Universal
                                         Institutional Funds, Inc.      Institutional Funds, Inc.       Institutional Funds, Inc.
                                               Sub-Account                    Sub-Account                     Sub-Account
                                     -----------------------------   -----------------------------   -----------------------------
                                              Morgan Stanley                                            Morgan Stanley UIF Global
                                               UIF Core Plus               Morgan Stanley UIF                Tactical Asset
                                           Fixed Income Class I         Emerging Markets Class 1           Allocation Class I
                                     -----------------------------   -----------------------------   -----------------------------
                                           2014            2013           2014            2013            2014            2013
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      12,140   $      20,196   $      (1,022)  $         620   $      (1,174)  $      (7,780)
Net realized gains (losses)                 (2,822)         (8,862)          3,373           2,923         136,495            (208)
Change in unrealized gains (losses)         29,082         (21,612)        (12,410)         (7,846)       (116,264)        149,209
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           38,400         (10,278)        (10,059)         (4,303)         19,057         141,221
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                           (99,435)        (94,020)        (24,824)              -         (67,637)        (13,753)
Payments on termination                    (26,545)         (9,444)         (2,013)         (3,094)         (6,937)         (9,333)
Policy maintenance charge                   (5,738)         (7,595)         (1,937)         (2,243)        (15,057)        (10,363)
Transfers among the sub-accounts
  and with the Fixed Account - net           2,601         (11,933)         (5,156)         (9,444)          3,684       1,318,633
                                     -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (129,117)       (122,992)        (33,930)        (14,781)        (85,947)      1,285,184
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          (90,717)       (133,270)        (43,989)        (19,084)        (66,890)      1,426,405
NET ASSETS AT BEGINNING OF PERIOD          593,450         726,720         223,124         242,208       1,550,923         124,518
                                     -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     502,733   $     593,450   $     179,135   $     223,124   $   1,484,033   $   1,550,923
                                     =============   =============   =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  35,812          43,324           7,802           8,307         106,457           9,821
      Units issued                             386             730              26             338           5,764         101,114
      Units redeemed                        (7,815)         (8,242)         (1,211)           (843)        (11,603)         (4,478)
                                     -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of
    period                                  28,383          35,812           6,617           7,802         100,618         106,457
                                     =============   =============   =============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------

                                              The Universal                   The Universal
                                        Institutional Funds, Inc.       Institutional Funds, Inc.
                                               Sub-Account                     Sub-Account
                                      -----------------------------   -----------------------------
                                           Morgan Stanley UIF              Morgan Stanley UIF
                                             Growth Class 1             U.S. Real Estate Class I
                                      -----------------------------   -----------------------------
                                           2014            2013          2014             2013
                                      -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $      (5,977)  $      (2,494)  $       1,447   $         463
Net realized gains (losses)                  78,016          51,665           9,214           8,027
Change in unrealized gains (losses)         (36,301)        175,758          53,089          (4,327)
                                      -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                            35,738         224,929          63,750           4,163
                                      -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
 FROM POLICY TRANSACTIONS
Deposits                                          -               -               -               -
Benefit payments                            (46,268)        (29,700)        (26,166)        (32,630)
Payments on termination                           -          (1,080)         (4,492)        (11,467)
Policy maintenance charge                    (9,202)         (9,426)         (3,328)         (4,290)
Transfers among the sub-accounts
  and with the Fixed Account - net           26,454         (23,225)        (10,219)           (343)
                                      -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                  (29,016)        (63,431)        (44,205)        (48,730)
                                      -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS             6,722         161,498          19,545         (44,567)
NET ASSETS AT BEGINNING OF PERIOD           670,114         508,616         241,448         286,015
                                      -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD           $     676,836   $     670,114   $     260,993   $     241,448
                                      =============   =============   =============   =============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   35,394          39,994           7,458           8,735
      Units issued                            1,985             520              45             141
      Units redeemed                         (3,438)         (5,120)         (1,320)         (1,418)
                                      -------------   -------------   -------------   -------------
  Units outstanding at end of period         33,941          35,394           6,183           7,458
                                      =============   =============   =============   =============

See notes to financial statements.

                 ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   Organization

     Allstate Life Variable Life Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company ("Allstate"). The assets of the Account are legally segregated from those of Allstate. Allstate is a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by Allstate Insurance Holdings, LLC, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     The assets within the Account are legally segregated from each other into sub-accounts (the "sub-accounts"). Allstate issued three life insurance policies, the Morgan Stanley Variable Life, the Allstate Provider Variable Life, and the AIM Lifetime PlusSM Variable Life (collectively the "Policies"), the deposits of which are invested at the direction of the policyholders in the sub-accounts that comprise the Account. The Account accepts additional deposits from existing policyholders but is closed to new policyholders. Absent any policy provisions wherein Allstate contractually guarantees a specified death benefit, variable life policyholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-account names listed below correspond to the mutual fund portfolios (Fund or Funds) in which they invest:

     American Century Variable Portfolios, Inc.                         Franklin Templeton Variable Insurance
          American Century VP Balanced                                      Products Trust (continued)
          American Century VP International                                  Templeton Growth VIP Fund Class 2
     Dreyfus Socially Responsible Growth                                       (Previously known as Templeton
         Fund, Inc.                                                            Growth Securities)
          Dreyfus Socially Responsible Growth                           Goldman Sachs Variable Insurance Trust
            Fund                                                             Goldman Sachs VIT Small Cap Equity
     Dreyfus Stock Index Fund                                                  Insights Fund (Previously known as
          Dreyfus Stock Index Fund                                             VIT Structured Small Cap Equity
     Dreyfus Variable Investment Fund                                          Fund)
          VIF Growth & Income                                                Goldman Sachs VIT U.S. Equity Insights
          VIF Money Market                                                     Fund (Previously known as VIT
     Fidelity Variable Insurance Products Fund                                 Structured U.S. Equity Fund)
          VIP Asset Manager Growth                                           VIT Strategic Growth
          VIP Contrafund                                                     VIT Strategic International Equity
          VIP Equity-Income                                             Invesco Funds
          VIP Growth                                                         Invesco S&P 500 Index
          VIP High Income                                                    Invesco V.I. American Franchise
     Franklin Templeton Variable Insurance                                   Invesco V.I. American Value
         Products Trust                                                      Invesco V.I. Comstock
          Franklin Mutual Shares VIP Fund Class 2                            Invesco V.I. Core Equity
            (Previously known as Mutual Shares                               Invesco V.I. Diversified Dividend
            Securities)                                                      Invesco V.I. Diversified Income
          Franklin Small-Mid Cap Growth VIP                                  Invesco V.I. Equity and Income
            Fund Class 2 (Previously known as                                Invesco V.I. Global Core Equity
            Franklin Small-Mid Cap Growth                                    Invesco V.I. Government Securities
            Securities)                                                      Invesco V.I. High Yield
          Templeton Developing Markets VIP Fund                              Invesco V.I. International Growth
            Class 2 (Previously known as                                     Invesco V.I. Managed Volatility Fund
            Templeton Developing Markets                                       Series I (Previously known as Invesco
            Securities)                                                        V.I. Utilities)
          Templeton Foreign VIP Fund Class 2                                 Invesco V.I. Mid Cap Core Equity
            (Previously known as Templeton                                   Invesco V.I. Mid Cap Growth
            Foreign Securities)                                              Invesco V.I. Money Market
                                                                             Invesco V.I. Technology
                                                                   Invesco Funds (continued)
                                                                             Invesco V.I. Value Opportunity


                 ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     MFS Variable Insurance Trust                                  Putnam Variable Trust
          MFS Growth                                                    VT Equity Income
          MFS Investors Trust                                           VT Global Health Care
          MFS New Discovery                                             VT Growth and Income
          MFS Research                                                  VT Growth Opportunities
          MFS Utilities                                                 VT International Equity
     Morgan Stanley Variable Investment Series                          VT Research
          Capital Growth                                           The Universal Institutional Funds, Inc.
          European Growth                                               Morgan Stanley UIF Core Plus Fixed
          Limited Duration                                                Income Class I
          Money Market                                                  Morgan Stanley UIF Emerging Markets
          Morgan Stanley VIS Global Infrastructure                        Class I
            Portfolio Class X (Previously known as                      Morgan Stanley UIF Global Tactical Asset
            Global Infrastructure)                                        Allocation Class I
          Quality Income Plus                                           Morgan Stanley UIF Growth Class I
     Oppenheimer Variable Account Funds                                 Morgan Stanley UIF U.S. Real Estate
          Oppenheimer Capital Appreciation                                Class I
          Oppenheimer Discovery MidCap Growth
          Oppenheimer Global
          Oppenheimer Global Strategic Income
          Oppenheimer Main Street


     The net assets are affected by the investment results of each Fund, transactions by policyholders and certain contract expenses (see Note 4). Policyholders' interests consist of accumulation units of the sub-account. The accompanying financial statements include only policyholders' purchase payments applicable to the variable portions of their policies and exclude any purchase payments directed by the policyholder to the "Fixed Account" in which the policyholder's deposits are included in the Allstate Life general account assets and earn a fixed rate of return.

     A policyholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual fund portfolios may be similar to and may in fact be modeled after publicly traded mutual funds, the underlying mutual fund portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual fund portfolios may differ substantially.

2.   Summary of Significant Accounting Policies

     The Account is an investment company and, accordingly, follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board Accounting Standards Codification Topic 946 - Investment Companies, which is part of GAAP.

     Investments - Investments consist of shares of the Funds and are stated at fair value based on the reported net asset values of each corresponding Fund, which in turn value their investment securities at fair value. The difference between cost and fair value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     Dividends - Dividends declared by the Funds are recognized on the ex-dividend date.

     Net Realized Gains and Losses - Net realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the sub-accounts and the cost of such shares, which is determined on a weighted average basis, and realized gain distributions received from the underlying mutual fund portfolios. Transactions are recorded on a trade date basis. Distributions of net realized gains are recorded on the Funds' ex-distribution date.

     Federal Income Taxes - The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Allstate. Allstate is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible domestic subsidiaries in the filing of a consolidated federal income tax return. No income taxes are allocable to the Account.

     The Account had no liability for unrecognized tax benefits as of December 31, 2014. The Account believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

     Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   Fair Value of Assets

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statement of Net Assets at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

          Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Account can access.

          Level  2: Assets  whose  values  are  based  on  the  following:

                    (a)  Quoted  prices  for  similar  assets in active markets;
                    (b) Quoted prices for identical or similar assets in markets that are not active; or
                    (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

          Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservableand significant to the overall fair value measurement. Unobservable inputs reflect the Account's estimates of the assumptions that market participants would use in valuing the assets.

     In determining fair value, the Account uses the market approach which generally utilizes market transaction data for the same or similar instruments. All investments during the reporting period consist of shares of the Funds that have daily quoted net asset values for identical assets that the sub-account can access and are categorized as Level 1. Net asset values for these actively traded Funds are obtained daily from the Funds' managers. The Account's policy is to recognize transfers of securities among the levels at the beginning of the reporting period.

4.   Expenses

     Surrender charge - In the event the policy is surrendered, a withdrawal charge may be imposed. If the policy is surrendered prior to the third anniversary of any deposit, the amount of the charge is 7.75% of the amount withdrawn; in year four the charge is 7.25% and is reduced annually to 2.25% in year nine. In year ten and subsequent, there is no charge. These amounts are included in payments on terminations on the Statements of Changes in Net Assets.

     Mortality and Expense Risk Charge - Allstate assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to .90% per annum of the daily net assets of the Account. The mortality and expense risk charge is recognized as a reduction in accumulation unit values and reported on the Statement of Operations. The mortality and expense risk charge covers insurance benefits available with the policy and certain expenses of the policy. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the policy. The mortality and expense risk charge is recognized as a reduction in the accumulated unit value and reported on the Statement of Operations.

     Monthly Deductions - Allstate deducts monthly for cost of insurance, tax expense and administrative expense. The cost of insurance is determined based upon several variables, including the policyholder's death benefit amount and account value. Tax expense is charged at an annual rate equal to .40% of the Account value for the first ten policy years. Allstate deducts a monthly administrative fee of .25% of the Account value. These charges are recognized as redemption of units, and included in the policy maintenance charge reported on the Statements of Changes in Net Assets.

     Annual Maintenance Fee - Allstate deducts an annual maintenance fee of $30 for the Morgan Stanley Variable Life contract and $35 for the Allstate Provider Variable Life and AIM Lifetime PlusSM Variable Life contracts on each policy anniversary. This charge is waived on policies that meet certain requirements. The annual maintenance fee is recognized as redemption of units and reported and included in the policy maintenance charge on the Statements of Changes in Net Assets.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS

     The cost of investments purchased during the year ended December 31, 2014 were as follows:

                                                                                               Purchases
                                                                                             -------------
     Investments in the American Century Variable Portfolios, Inc. Sub-Accounts:
           American Century VP Balanced                                                      $      28,330
           American Century VP International                                                         4,283

     Investments in the Dreyfus Socially Responsible Growth Fund, Inc. Sub-Accounts:
           Dreyfus Socially Responsible Growth Fund                                                 22,019

     Dreyfus Stock Index Fund Sub-Account:
           Dreyfus Stock Index Fund                                                                 57,660

     Investments in the Dreyfus Variable Investment Fund Sub-Accounts:
           VIF Growth & Income                                                                       3,104
           VIF Money Market                                                                            669

     Investments in the Fidelity Variable Insurance Products Fund Sub-Accounts:
           VIP Asset Manager Growth                                                                  1,998
           VIP Contrafund                                                                           46,215
           VIP Equity-Income                                                                        39,864
           VIP Growth                                                                                4,848
           VIP High Income                                                                          24,667

     Investments in the Franklin Templeton Variable Insurance Products Trust Sub-Accounts:
           Franklin Mutual Shares VIP Fund Class 2 (b)                                              20,102
           Franklin Small-Mid Cap Growth VIP Fund Class 2 (c)                                       93,827
           Templeton Developing Markets VIP Fund Class 2 (d)                                         2,365
           Templeton Foreign VIP Fund Class 2 (e)                                                    7,400
           Templeton Growth VIP Fund Class 2 (f)                                                     3,499

     Investments in the Goldman Sachs Variable Insurance Trust Sub-Accounts:
           Goldman Sachs VIT Small Cap Equity Insights Fund (g)                                     16,971
           Goldman Sachs VIT U.S. Equity Insights Fund (h)                                           3,031
           VIT Strategic Growth                                                                      2,958
           VIT Strategic International Equity                                                           67

     Investments in the Invesco Funds Sub-Accounts:
           Invesco S&P 500 Index                                                                    24,978
           Invesco V.I. American Franchise                                                          43,743

     (b) Previously known as Mutual Shares Securities
     (c) Previously known as Franklin Small-Mid Cap Growth Securities
     (d) Previously known as Templeton Developing Markets Securities
     (e) Previously known as Templeton Foreign Securities
     (f) Previously known as Templeton Growth Securities
     (g) Previously known as VIT Structured Small Cap Equity Fund
     (h) Previously known as VIT Structured U.S. Equity Fund

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                               Purchases
                                                                                             -------------
     Investments in the Invesco Funds Sub-Accounts (continued):
           Invesco V.I. American Value                                                       $      22,386
           Invesco V.I. Comstock                                                                     3,751
           Invesco V.I. Core Equity                                                                 79,563
           Invesco V.I. Diversified Dividend                                                        83,945
           Invesco V.I. Diversified Income                                                         109,775
           Invesco V.I. Equity and Income                                                          434,161
           Invesco V.I. Global Core Equity                                                          69,216
           Invesco V.I. Government Securities                                                       84,167
           Invesco V.I. High Yield                                                                  55,166
           Invesco V.I. International Growth                                                        24,805
           Invesco V.I. Managed Volatility Fund Series I (i)                                        66,146
           Invesco V.I. Mid Cap Core Equity                                                         50,641
           Invesco V.I. Mid Cap Core Growth                                                          1,278
           Invesco V.I. Money Market                                                                 1,499
           Invesco V.I. Technology                                                                  16,466
           Invesco V.I. Value Opportunity                                                           11,162

     Investments in the MFS Variable Insurance Trust Sub-Accounts:
           MFS Growth                                                                               70,974
           MFS Investors Trust                                                                      14,186
           MFS New Discovery                                                                        15,315
           MFS Research                                                                             11,676
           MFS Utilities                                                                            11,704

     Investments in the Morgan Stanley Variable Investment Series Sub-Accounts:
           Capital Growth                                                                          413,983
           European Growth                                                                          22,654
           Limited Duration                                                                         19,225
           Money Market                                                                            233,725
           Morgan Stanley VIS Global Infrastructure Portfolio Class X (j)                          104,407
           Quality Income Plus                                                                      81,220

     Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
           Oppenheimer Capital Appreciation                                                         10,943
           Oppenheimer Discovery MidCap Growth                                                       1,181
           Oppenheimer Global                                                                       24,202
           Oppenheimer Global Strategic Income                                                      35,219
           Oppenheimer Main Street                                                                  20,245

     Investments in the Putnam Variable Trust Sub-Accounts:
           VT Equity Income                                                                          1,205

     (i) Previously known as Invesco V.I. Utilities
     (j) Previously known as Global Infrastructure

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                               Purchases
                                                                                             -------------
     Investments in the Putnam Variable Trust Sub-Accounts (continued):
           VT Global Health Care                                                             $       3,783
           VT Growth and Income                                                                      3,250
           VT Growth Opportunities                                                                   2,256
           VT International Equity                                                                   2,176
           VT Research                                                                                 342

     Investments in the The Universal Institutional Funds, Inc. Sub-Accounts:
           Morgan Stanley UIF Core Plus Fixed Income Class I                                         1,437
           Morgan Stanley UIF Emerging Markets Equity Class 1                                       85,104
           Morgan Stanley UIF Global Tactical Asset Allocation Class I                              23,329
           Morgan Stanley UIF Growth Class 1                                                       184,052
           Morgan Stanley UIF U.S. Real Estate Class I                                               4,953
                                                                                             -------------
                                                                                             $   2,969,471
                                                                                             =============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS

       A summary of accumulation units outstanding, accumulation unit values, net assets, net investment income ratios, expense ratios, excluding expenses of the underlying funds, and total return ratios by sub-accounts is presented below for each of the five years in the period ended December 31, 2014.

       ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

               * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the Fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of policy transactions.

               Sub-accounts with a date notation indicate the effective date of that investment option in the Account. Consistent with the total return, investment income ratio is calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed sub-accounts is calculated from the beginning of period, or from the effective date, through the last day the sub-account was open. The investment income ratio is reported at zero when no dividend is received in the Sub-Account during the period or the net asset value at the end of the period is zero.

               ** EXPENSE RATIO - These amounts represent the annualized policy expenses of the sub-account, consisting of mortality and expense risk charges for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying Fund have been excluded.

               *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying Fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units. The total return is calculated as the change in the accumulation unit value during the reporting period, or the effective period if less than the reporting period, divided by the beginning of period accumulation unit value or the accumulation unit value on the effective date.

                                                                          Morgan Stanley Variable Life
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the Invesco Funds
   Sub-Accounts:
      Invesco S&P 500 Index
         2014                                         79   $        16.88   $      1,338              1.91%       0.90%       12.30
         2013                                         85            15.03          1,280              2.25        0.90        30.73
         2012                                         84            11.50            966              1.79        0.90        14.62
         2011                                        122            10.03          1,221              1.83        0.90         0.94
         2010                                        143             9.94          1,423              1.67        0.90        13.85

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Morgan Stanley Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the Invesco Funds
   Sub-Accounts (continued):
      Invesco V.I. American Franchise
         2014                                         25   $        18.68   $        459              0.04%       0.90%        7.47%
         2013                                         27            17.38            465              0.43        0.90        38.88
         2012 (o)                                     32            12.51            400              0.00        0.90        12.71
         2011                                         31            11.10            341              0.00        0.90        -7.02
         2010                                         45            11.94            539              0.00        0.90        18.77
      Invesco V.I. Diversified Dividend
         2014                                        112            20.91          2,343              1.74        0.90        11.82
         2013                                        123            18.70          2,301              2.27        0.90        29.86
         2012                                        137            14.40          1,972              2.00        0.90        17.66
         2011                                        154            12.24          1,890              1.70        0.90        -0.69
         2010                                        164            12.33          2,017              1.74        0.90         9.49
      Invesco V.I. Equity and Income
         2014                                         53            13.69            727              1.76        0.90         8.06
         2013                                         57            12.67            720              1.64        0.90        24.06
         2012                                         61            10.21            618              1.81        0.90        11.57
         2011 (n)                                     69             9.15            628              0.57        0.90        -8.49
      Invesco V.I. Global Core Equity
         2014                                         55            11.13            615              2.15        0.90        -0.21
         2013                                         65            11.16            722              1.91        0.90        21.41
         2012                                         69             9.19            634              2.51        0.90        12.73
         2011 (n)                                     73             8.15            598              0.52        0.90       -18.47
      Invesco V.I. High Yield
         2014                                         33            10.28            338              4.58        0.90         0.81
         2013 (k)                                     34            10.20            350              5.76        0.90         1.99

Investments in the Morgan Stanley Variable Investment Series
   Sub-Accounts:
      Capital Growth
         2014                                         82            36.10          2,960              0.00        0.90         4.76
         2013 (l)                                     98            34.46          3,371              0.43        0.90        49.41
         2012                                         97            23.07          2,234              0.00        0.90        11.36
         2011                                        112            20.71          2,329              0.17        0.90        -7.58
         2010                                        114            22.41          2,555              0.16        0.90        26.61

     (k) On April 26, 2013, Invesco High Yield merged into Invesco V.I. High Yield
     (l) On April 26, 2013, Aggressive Equity merged into Capital Growth
     (n) For period beginning April 29, 2011 and ended December 31, 2011
     (o) On April 27, 2012, Invesco V.I. Capital Appreciation merged into Invesco V.I. American Franchise

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Morgan Stanley Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the Morgan Stanley Variable Investment Series
   Sub-Accounts (continued):
      European Growth
         2014                                         19   $        20.08   $        380              2.43%       0.90%       -9.95%
         2013                                         19            22.30            427              2.91        0.90        26.36
         2012                                         20            17.65            351              2.92        0.90        17.44
         2011                                         29            15.03            437              2.45        0.90       -10.45
         2010                                         31            16.78            517              2.44        0.90         6.27
      Limited Duration
         2014                                         33            11.67            381              1.74        0.90         0.22
         2013                                         33            11.65            385              2.20        0.90        -0.51
         2012                                         38            11.71            447              3.37        0.90         2.41
         2011                                         36            11.43            413              2.48        0.90         1.84
         2010                                         35            11.22            398              5.11        0.90         1.44
      Money Market
         2014                                         64            12.48            794              0.01        0.90        -0.89
         2013                                         74            12.59            938              0.01        0.90        -0.89
         2012                                         77            12.70            976              0.01        0.90        -0.89
         2011                                        130            12.82          1,664              0.01        0.90        -0.88
         2010                                        148            12.93          1,909              0.01        0.90        -0.89
      Morgan Stanley VIS Global Infrastructure Portfolio Class X (j)
         2014                                         23            29.58            675              2.40        0.90        14.59
         2013                                         23            25.81            603              2.69        0.90        16.85
         2012                                         24            22.09            526              2.26        0.90        17.62
         2011                                         27            18.78            506              2.49        0.90        15.03
         2010                                         30            16.33            489              2.95        0.90         5.97
      Quality Income Plus
         2014                                         78            24.55          1,916              4.26        0.90         6.82
         2013                                         81            22.98          1,869              4.96        0.90         0.12
         2012                                         86            22.95          1,982              6.10        0.90        13.07
         2011                                         83            20.30          1,686              5.78        0.90         4.07
         2010                                         78            19.51          1,525              6.22        0.90         8.30

     (j) Previously known as Global Infrastructure

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Morgan Stanley Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in The Universal Institutional Funds, Inc.
   Sub-Accounts:
      Morgan Stanley UIF Emerging Markets Class I
         2014                                          7   $        27.07   $        179              0.37%       0.90%       -5.35%
         2013                                          8            28.60            223              1.15        0.90        -1.91
         2012                                          8            29.16            242              0.00        0.90        18.88
         2011                                         10            24.53            234              0.36        0.90       -18.95
         2010                                         11            30.26            332              0.51        0.90        17.96
      Morgan Stanley UIF Global Tactical Asset Allocation Class I
         2014                                        101            14.75          1,484              0.83        0.90         1.24
         2013 (m)                                    106            14.57          1,551              0.20        0.90        14.91
         2012                                         10            12.68            125              2.11        0.90        12.82
         2011                                         10            11.24            112              1.32        0.90        -4.54
         2010                                         10            11.77            122              2.78        0.90         4.74
      Morgan Stanley UIF Growth Class I
         2014                                         27            21.23            567              0.00        0.90         5.41
         2013                                         28            20.14            563              0.45        0.90        46.75
         2012                                         30            13.72            407              0.00        0.90        13.35
         2011                                         37            12.11            452              0.11        0.90        -3.67
         2010                                         35            12.57            437              0.12        0.90        21.76
      Morgan Stanley UIF U.S. Real Estate Class I
         2014                                          4            47.67            173              1.49        0.90        28.56
         2013                                          4            37.08            150              1.07        0.90         1.14
         2012                                          5            36.67            197              0.89        0.90        14.80
         2011                                          5            31.94            172              0.77        0.90         4.97
         2010                                          7            30.43            215              2.33        0.90        28.80

Investments in the American Century Variable Portfolios, Inc.
   Sub-Accounts:
      American Century VP Balanced
         2014                                         12            23.41            292              1.45        0.90         8.87
         2013                                         14            21.50            300              1.60        0.90        16.37
         2012                                         14            18.48            261              2.07        0.90        10.80
         2011                                         16            16.68            271              1.85        0.90         4.39
         2010                                         15            15.98            240              1.86        0.90        10.64

     (m) On April 26, 2013, Strategist merged into Morgan Stanley UIF Global Tactical Asset Allocation Class I

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                           Allstate Provider Variable Life
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the American Century Variable Portfolios, Inc.
   Sub-Accounts (continued):
      American Century VP International
         2014                                         13   $        18.84   $        245              1.61%       0.90%       -6.35%
         2013                                         14            20.12            287              1.64        0.90        21.31
         2012                                         15            16.59            242              0.86        0.90        20.07
         2011                                         16            13.81            218              1.49        0.90       -12.83
         2010                                         18            15.85            279              2.15        0.90        12.28

Investments in the Dreyfus Socially Responsible Growth Fund, Inc.
   Sub-Account:
      Dreyfus Socially Responsible Growth Fund
         2014                                         15            18.38            272              1.07        0.90        12.44
         2013                                         17            16.35            275              1.24        0.90        33.14
         2012                                         17            12.28            212              0.80        0.90        10.97
         2011                                         21            11.07            228              0.94        0.90         0.00
         2010                                         23            11.07            256              0.81        0.90        13.79

Investments in the Dreyfus Stock Index Fund
   Sub-Account:
      Dreyfus Stock Index Fund
         2014                                         99            20.31          2,016              1.75        0.90        12.41
         2013                                        107            18.07          1,936              1.85        0.90        30.85
         2012                                        112            13.81          1,546              2.10        0.90        14.70
         2011                                        122            12.04          1,472              1.85        0.90         0.97
         2010                                        127            11.92          1,515              1.73        0.90        13.81

Investments in the Dreyfus Variable Investment Fund
   Sub-Accounts:
      VIF Growth & Income
         2014                                         18            21.79            392              0.76        0.90         9.09
         2013                                         19            19.97            387              0.90        0.90        35.56
         2012                                         19            14.73            284              1.49        0.90        17.01
         2011                                         20            12.59            246              1.30        0.90        -3.66
         2010                                         23            13.07            298              1.18        0.90        17.54

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the Dreyfus Variable Investment Fund
   Sub-Accounts (continued):
      VIF Money Market
         2014                                         69   $        12.64   $        872              0.00%       0.90%       -0.90%
         2013                                         76            12.75            971              0.00        0.90        -0.90
         2012                                         96            12.87          1,232              0.00        0.90        -0.90
         2011                                        109            12.98          1,413              0.01        0.90        -0.89
         2010                                        124            13.10          1,625              0.01        0.90        -0.88

Investments in the Fidelity Variable Insurance Products Fund
   Sub-Accounts:
      VIP Asset Manager Growth
         2014                                          7            19.12            127              1.07        0.90         4.93
         2013                                          9            18.22            165              0.94        0.90        21.32
         2012                                         11            15.02            170              1.34        0.90        14.42
         2011                                         14            13.13            183              1.67        0.90        -7.01
         2010                                         16            14.12            227              1.16        0.90        15.30
      VIP Contrafund
         2014                                         40            38.00          1,530              0.94        0.90        10.94
         2013                                         46            34.25          1,568              1.08        0.90        30.11
         2012                                         49            26.33          1,279              1.34        0.90        15.37
         2011                                         55            22.82          1,244              1.00        0.90        -3.40
         2010                                         61            23.62          1,432              1.20        0.90        16.17
      VIP Equity-Income
         2014                                         43            21.20            914              2.79        0.90         7.74
         2013                                         47            19.67            926              2.53        0.90        27.00
         2012                                         51            15.49            788              3.18        0.90        16.25
         2011                                         54            13.32            717              2.49        0.90         0.07
         2010                                         59            13.31            781              1.83        0.90        14.12
      VIP Growth
         2014                                         30            25.64            757              0.18        0.90        10.30
         2013                                         33            23.25            775              0.29        0.90        35.11
         2012                                         35            17.21            596              0.63        0.90        13.66
         2011                                         35            15.14            537              0.38        0.90        -0.69
         2010                                         40            15.24            613              0.26        0.90        23.06
      VIP High Income
         2014                                         21            17.16            358              5.50        0.90         0.25
         2013                                         24            17.12            412              5.51        0.90         5.00
         2012                                         28            16.30            452              5.65        0.90        13.20
         2011                                         31            14.40            450              7.02        0.90         3.10
         2010                                         32            13.97            447              7.68        0.90        12.80

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the Franklin Templeton Variable Insurance Products Trust
   Sub-Accounts:
      Franklin Mutual Shares VIP Fund Class 2 (b)
         2014                                         30   $        22.82   $        679              1.99%       0.90%        6.16%
         2013                                         34            21.50            739              2.14        0.90        27.11
         2012                                         39            16.91            655              2.08        0.90        13.22
         2011                                         41            14.94            611              2.23        0.90        -1.93
         2010                                         48            15.23            734              1.54        0.90        10.20
      Franklin Small-Mid Cap Growth VIP Fund Class 2 (c)
         2014                                         31            13.37            419              0.00        0.90         6.51
         2013                                         37            12.55            471              0.00        0.90        36.92
         2012                                         43             9.17            390              0.00        0.90         9.86
         2011                                         45             8.35            377              0.00        0.90        -5.68
         2010                                         52             8.85            456              0.00        0.90        26.48
      Templeton Developing Markets VIP Fund Class 2 (d)
         2014                                          1            22.34             17              1.49        0.90        -9.21
         2013                                          1            24.61             17              1.91        0.90        -1.81
         2012                                          1            25.06             16              1.65        0.90        12.15
         2011                                          1            22.35             32              0.82        0.90       -16.61
         2010                                          2            26.80             45              1.58        0.90        16.53
      Templeton Foreign VIP Fund Class 2 (e)
         2014                                         14            14.39            197              1.93        0.90       -11.93
         2013                                         14            16.34            223              2.36        0.90        21.87
         2012                                         15            13.41            202              2.97        0.90        17.17
         2011                                         15            11.44            175              1.84        0.90       -11.43
         2010                                         16            12.92            203              1.77        0.90         7.44
      Templeton Growth VIP Fund Class 2 (f)
         2014                                          2            17.37             30              1.42        0.90        -3.69
         2013                                          2            18.03             29              2.67        0.90        29.65
         2012                                          2            13.91             23              2.04        0.90        19.98
         2011                                          2            11.59             19              1.84        0.90        -7.81
         2010                                          3            12.58             43              1.19        0.90         6.43

Investments in the Goldman Sachs Variable Insurance Trust
   Sub-Accounts:
      Goldman Sachs VIT Small Cap Equity Insights Fund (g)
         2014                                          4            22.62             98              0.71        0.90         5.97
         2013                                          5            21.35            110              0.95        0.90        34.41
         2012                                          6            15.88             99              1.17        0.90        11.82
         2011                                          7            14.20             99              0.80        0.90        -0.23
         2010                                          8            14.23            111              0.55        0.90        28.95

     (b) Previously known as Mutual Shares Securities
     (c) Previously known as Franklin Small-Mid Cap Growth Securities
     (d) Previously known as Templeton Developing Markets Securities
     (e) Previously known as Templeton Foreign Securities
     (f) Previously known as Templeton Growth Securities
     (g) Previously known as VIT Structured Small Cap Equity Fund

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the Goldman Sachs Variable Insurance Trust
   Sub-Accounts (continued):
      Goldman Sachs VIT U.S. Equity Insights Fund (h)
         2014                                          4   $        15.22   $         54              1.11%       0.90%       15.32%
         2013                                          6            13.20             77              1.13        0.90        36.29
         2012                                          6             9.68             63              1.90        0.90        13.43
         2011                                          7             8.54             56              1.67        0.90         3.12
         2010                                          8             8.28             62              1.46        0.90        11.83
      VIT Strategic Growth
         2014                                          1            13.80             16              0.26        0.90        12.62
         2013                                          2            12.25             28              0.41        0.90        31.23
         2012                                          2             9.34             22              0.73        0.90        18.81
         2011                                          2             7.86             18              0.45        0.90        -3.49
         2010                                          2             8.14             20              0.42        0.90         9.74
      VIT Strategic International Equity
         2014                                         <1            10.63              2              3.77        0.90        -8.37
         2013                                         <1            11.60              2              1.89        0.90        23.09
         2012                                         <1             9.42              2              2.20        0.90        20.15
         2011                                         <1             7.84              1              3.51        0.90       -15.81
         2010                                         <1             9.31              2              1.50        0.90         9.38

Investments in the Invesco Funds
   Sub-Accounts:
      Invesco V.I. American Franchise
         2014                                         36            14.46            527              0.04        0.90         7.47
         2013                                         39            13.46            526              0.43        0.90        38.88
         2012 (o)                                     42             9.69            405              0.00        0.90        -3.09
      Invesco V.I. American Value
         2014                                          9            24.84            219              0.49        0.90         8.77
         2013                                         11            22.83            253              0.69        0.90        33.06
         2012                                         12            17.16            210              0.71        0.90        16.25
         2011                                         13            14.76            196              0.66        0.90         0.02
         2010                                         16            14.76            236              0.89        0.90        21.15
      Invesco V. I. Comstock
         2014                                         17            15.39            268              1.34        0.90         8.41
         2013                                         20            14.20            286              1.72        0.90        34.76
         2012                                         21            10.54            220              1.93        0.90        18.16
         2011 (n)                                     23             8.92            201              0.00        0.90       -10.84
      Invesco V.I. Core Equity
         2014                                         42            19.83            841              0.85        0.90         7.18
         2013                                         49            18.51            913              1.38        0.90        28.09
         2012                                         53            14.45            767              0.97        0.90        12.86
         2011                                         59            12.80            754              1.00        0.90        -0.96
         2010                                         64            12.93            826              0.92        0.90         8.57
      Invesco V.I. Diversified Income
         2014                                         25            14.75            367              5.12        0.90         7.06
         2013                                         26            13.77            364              4.57        0.90        -0.85
         2012                                         30            13.89            412              4.72        0.90         9.72
         2011                                         31            12.66            396              5.23        0.90         6.06
         2010                                         31            11.94            375              5.91        0.90         9.06

     (h) Previously known as VIT Structured U.S. Equity Fund
     (n) For period beginning April 29, 2011 and ended December 31, 2011
     (o) On April 27, 2012, Invesco V.I. Capital Appreciation merged into Invesco V.I. American Franchise

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the Invesco Funds
   Sub Accounts (continued):
      Invesco V.I. Equity and Income
         2014                                         52   $        13.69   $        706              1.76%       0.90%        8.06%
         2013                                         57            12.67            724              1.64        0.90        24.06
         2012                                         59            10.21            607              1.81        0.90        11.57
         2011 (n)                                     66             9.15            601              0.57        0.90        -8.49
      Invesco V.I. Global Core Equity
         2014                                          2            13.90             26              2.15        0.90        -0.21
         2013                                          3            13.93             42              1.91        0.90        21.41
         2012                                          4            11.47             47              2.51        0.90        12.73
         2011                                          4            10.18             43              0.52        0.90       -11.68
         2010                                          5            11.52             60              1.81        0.90         9.96
      Invesco V.I. Government Securities
         2014                                         21            17.43            369              3.06        0.90         3.20
         2013                                         29            16.89            489              3.44        0.90        -3.49
         2012                                         31            17.50            547              3.07        0.90         1.55
         2011                                         37            17.24            645              3.47        0.90         6.94
         2010                                         41            16.12            663              4.86        0.90         4.46
      Invesco V.I. International Growth
         2014                                         31            19.29            606              1.56        0.90        -0.57
         2013                                         34            19.40            656              1.19        0.90        17.95
         2012                                         36            16.44            596              1.42        0.90        14.49
         2011                                         40            14.36            573              1.56        0.90        -7.58
         2010                                         41            15.54            641              2.18        0.90        11.85
      Invesco V.I. Managed Volatility Fund Series I (i)
         2014                                          5            26.42            122              2.82        0.90        19.49
         2013                                          5            22.11            118              3.04        0.90         9.76
         2012                                          5            20.14            105              3.24        0.90         2.68
         2011                                          5            19.62            107              3.31        0.90        15.41
         2010                                          5            17.00             93              3.34        0.90         5.35

     (i) Previously known as Invesco V.I. Utilities
     (n) For period beginning April 29, 2011 and ended December 31, 2011

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the MFS Variable Insurance Trust
   Sub-Accounts:
      MFS Growth
         2014                                         40   $        27.31   $      1,095              0.10%       0.90%        7.97%
         2013                                         42            25.30          1,071              0.23        0.90        35.63
         2012                                         46            18.65            857              0.00        0.90        16.33
         2011                                         48            16.03            770              0.19        0.90        -1.22
         2010                                         51            16.23            829              0.11        0.90        14.30
      MFS Investors Trust
         2014                                         10            16.35            166              0.93        0.90        10.01
         2013                                         10            14.87            153              1.12        0.90        30.87
         2012                                         11            11.36            122              0.91        0.90        18.11
         2011                                         11             9.62            105              0.90        0.90        -3.06
         2010                                         13             9.92            131              1.14        0.90        10.10
      MFS New Discovery
         2014                                          3            17.28             49              0.00        0.90        -8.09
         2013                                          4            18.80             76              0.00        0.90        40.25
         2012                                          4            13.41             60              0.00        0.90        20.14
         2011                                          5            11.16             54              0.00        0.90       -11.07
         2010                                          6            12.55             77              0.00        0.90        35.12
      MFS Research
         2014                                         10            14.04            139              0.84        0.90         9.21
         2013                                         11            12.86            137              0.34        0.90        31.10
         2012                                         11             9.81            111              0.81        0.90        16.22
         2011                                         11             8.44             96              0.94        0.90        -1.34
         2010                                         13             8.55            115              0.90        0.90        14.86
      MFS Utilities
         2014                                          5            40.76            206              2.08        0.90        11.72
         2013                                          6            36.48            202              2.65        0.90        19.44
         2012                                          7            30.55            200              6.84        0.90        12.46
         2011                                          7            27.16            195              3.32        0.90         5.83
         2010                                         10            25.66            251              3.04        0.90        12.79

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the Oppenheimer Variable Account Funds
   Sub-Accounts:
      Oppenheimer Capital Appreciation
         2014                                         28   $        12.96   $        367              0.46%       0.90%       14.37%
         2013                                         32            11.33            362              1.01        0.90        28.58
         2012                                         38             8.81            335              0.72        0.90        13.09
         2011                                         48             7.79            373              0.37        0.90        -2.03
         2010                                         52             7.95            411              0.17        0.90         8.44
      Oppenheimer Discovery MidCap Growth
         2014                                         18             7.79            141              0.00        0.90         4.84
         2013                                         18             7.43            134              0.01        0.90        34.77
         2012                                         19             5.51            103              0.00        0.90        15.40
         2011                                         20             4.78             95              0.00        0.90         0.19
         2010                                         22             4.77            103              0.00        0.90        26.32
      Oppenheimer Global
         2014                                         18            19.06            340              1.18        0.90         1.38
         2013                                         20            18.80            383              1.39        0.90        26.17
         2012                                         21            14.90            316              2.27        0.90        20.18
         2011                                         24            12.40            299              1.40        0.90        -9.11
         2010                                         28            13.64            387              1.35        0.90        14.93
      Oppenheimer Global Strategic Income
         2014                                         34            21.06            706              4.43        0.90         1.92
         2013                                         38            20.66            792              5.09        0.90        -1.03
         2012                                         42            20.88            871              6.47        0.90        12.51
         2011                                         50            18.56            924              3.28        0.90        -0.05
         2010                                         53            18.56            993              8.45        0.90        13.94
      Oppenheimer Main Street
         2014                                         41            15.13            624              0.89        0.90         9.71
         2013                                         52            13.79            710              1.12        0.90        30.59
         2012                                         56            10.56            596              1.01        0.90        15.82
         2011                                         65             9.12            589              0.84        0.90        -0.91
         2010                                         69             9.20            632              1.04        0.90        15.07

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the Putnam Variable Trust
   Sub-Accounts:
      VT Equity Income
         2014                                          3   $        26.52   $         75              1.41%       0.90%       11.65%
         2013                                          4            23.75             97              2.14        0.90        31.23
         2012                                          5            18.10             91              2.24        0.90        18.23
         2011                                          5            15.31             79              1.56        0.90         1.01
         2010                                          4            15.15             60              1.83        0.90        11.60
      VT Global Health Care
         2014                                          2            25.54             47              0.24        0.90        26.50
         2013                                          2            20.19             38              1.19        0.90        40.39
         2012                                          2            14.38             32              1.68        0.90        21.17
         2011                                          4            11.87             47              0.85        0.90        -2.06
         2010                                          4            12.12             49              1.86        0.90         1.55
      VT Growth and Income
         2014                                          8            18.50            151              1.34        0.90         9.74
         2013                                          9            16.85            145              1.71        0.90        34.46
         2012                                         10            12.53            125              1.79        0.90        18.07
         2011                                         11            10.62            118              1.27        0.90        -5.49
         2010                                         12            11.23            132              1.45        0.90        13.35
      VT Growth Opportunities
         2014                                          2            19.30             42              0.21        0.90        12.89
         2013                                          2            17.09             39              0.48        0.90        34.92
         2012                                          2            12.67             31              0.09        0.90        16.51
         2011                                          3            10.87             31              0.16        0.90        -4.98
         2010                                          3            11.44             33              0.19        0.90        16.26
      VT International Equity
         2014                                          3            15.71             44              1.03        0.90        -7.61
         2013                                          3            17.01             59              1.37        0.90        26.92
         2012                                          4            13.40             47              2.16        0.90        20.82
         2011                                          4            11.09             39              3.87        0.90       -17.68
         2010                                          5            13.47             66              3.26        0.90         9.04
      VT Research
         2014                                          2            19.61             46              0.78        0.90        13.83
         2013                                          2            17.23             42              1.10        0.90        32.17
         2012                                          3            13.04             33              1.17        0.90        16.86
         2011                                          4            11.16             40              0.54        0.90        -2.63
         2010                                          2            11.46             22              0.95        0.90        15.33

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in The Universal Institutional Funds, Inc.
   Sub-Accounts:
      Morgan Stanley UIF Core Plus Fixed Income Class I
         2014                                         28   $        17.71   $        503              3.13%       0.90%        6.89%
         2013                                         36            16.57            593              3.98        0.90        -1.21
         2012                                         43            16.77            727              4.60        0.90         8.46
         2011                                         45            15.47            694              3.74        0.90         4.70
         2010                                         55            14.77            816              5.95        0.90         6.18
      Morgan Stanley UIF Growth Class I
         2014                                          7            15.20            110              0.00        0.90         5.41
         2013                                          7            14.42            107              0.45        0.90        46.75
         2012                                         10             9.83            101              0.00        0.90        13.35
         2011                                         12             8.67            101              0.11        0.90        -3.67
         2010                                         11             9.00             96              0.12        0.90        21.76
      Morgan Stanley UIF U.S. Real Estate Class I
         2014                                          3            34.44             88              1.49        0.90        28.56
         2013                                          3            26.79             91              1.07        0.90         1.14
         2012                                          3            26.49             89              0.89        0.90        14.80
         2011                                          3            23.08             80              0.77        0.90         4.97
         2010                                          4            21.98             78              2.33        0.90        28.80

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                        AIM Lifetime PlusSM Variable Life
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the Invesco Funds
   Sub-Accounts:
      Invesco V.I. American Franchise
         2014                                        329   $        14.43   $      4,745              0.04%       0.90%        7.47%
         2013                                        379            13.43          5,088              0.43        0.90        38.88
         2012 (o)                                    411             9.67          3,977              0.00        0.90        12.71
         2011 (n)                                    161             8.58          1,383              0.00        0.90       -14.23
      Invesco V.I. Core Equity
         2014                                        198            22.88          4,527              0.85        0.90         7.18
         2013                                        228            21.35          4,862              1.38        0.90        28.09
         2012                                        243            16.67          4,050              0.97        0.90        12.86
         2011                                        273            14.77          4,026              1.00        0.90        -0.96
         2010                                        301            14.91          4,487              0.92        0.90         8.57
      Invesco V.I. Diversified Income
         2014                                        105            15.61          1,646              5.12        0.90         7.06
         2013                                        118            14.58          1,727              4.57        0.90        -0.85
         2012                                        127            14.71          1,865              4.72        0.90         9.72
         2011                                        137            13.40          1,830              5.23        0.90         6.06
         2010                                        152            12.64          1,917              5.91        0.90         9.06
      Invesco V.I. Equity and Income
         2014                                        337            13.69          4,611              1.76        0.90         8.06
         2013                                        374            12.67          4,737              1.64        0.90        24.06
         2012                                        396            10.21          4,043              1.81        0.90        11.57
         2011 (n)                                    444             9.15       4,065.80              0.57        0.90        -8.49

     (o) On April 27, 2012, Invesco V.I. Capital Appreciation merged into Invesco V.I. American Franchise
     (n) For period beginning April 29, 2011 and ended December 31, 2011

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                  AIM Lifetime PlusSM Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the Invesco Funds
   Sub-Accounts (continued):
      Invesco V.I. Government Securities
         2014                                        122   $        18.32   $      2,233              3.06%       0.90%        3.20%
         2013                                        134            17.75          2,379              3.44        0.90        -3.49
         2012                                        163            18.39          3,004              3.07        0.90         1.55
         2011                                        186            18.11          3,366              3.47        0.90         6.94
         2010                                        208            16.94          3,516              4.86        0.90         4.46
      Invesco V.I. High Yield
         2014                                         47            17.08            807              4.58        0.90         0.81
         2013 (k)                                     53            16.94            902              5.76        0.90         6.05
         2012                                         68            15.98          1,082              5.06        0.90        16.12
         2011                                         72            13.76            996              6.97        0.90         0.06
         2010                                         82            13.75          1,131              9.75        0.90        12.56
      Invesco V.I. International Growth
         2014                                         26            23.41            602              1.56        0.90        -0.57
         2013                                         29            23.54            691              1.19        0.90        17.95
         2012                                         32            19.96            634              1.42        0.90        14.49
         2011                                         35            17.43            615              1.56        0.90        -7.58
         2010                                         41            18.86            779              2.18        0.90        11.85
      Invesco V.I. Managed Volatility Fund Series I (i)
         2014                                         28            26.42            749              2.82        0.90        19.49
         2013                                         36            22.11            786              3.04        0.90         9.76
         2012                                         37            20.14            745              3.24        0.90         2.68
         2011                                         38            19.62            736              3.31        0.90        15.41
         2010                                         40            17.00            672              3.34        0.90         5.35
      Invesco V.I. Mid Cap Core Equity
         2014                                         17            25.37            429              0.04        0.90         3.50
         2013                                         18            24.51            435              0.76        0.90        27.66
         2012                                         21            19.20            404              0.06        0.90         9.96
         2011                                         29            17.46            507              0.29        0.90        -7.22
         2010                                         34            18.82            646              0.54        0.90        13.09
      Invesco V.I. Mid Cap Growth
         2014                                         25            14.20            350              0.00        0.90         7.07
         2013                                         26            13.26            345              0.42        0.90        35.79
         2012 (p) (q)                                 34             9.77            336              0.00        0.90        -2.32
      Invesco V.I. Money Market
         2014                                        146            12.23          1,791              0.01        0.90        -0.88
         2013                                        161            12.34          1,988              0.03        0.90        -0.86
         2012                                        176            12.44          2,194              0.03        0.90        -0.87
         2011                                        174            12.55          2,180              0.05        0.90        -0.84
         2010                                        225            12.66          2,852              0.18        0.90        -0.72

     (i) Previously known as Invesco V.I. Utilities
     (k) On April 26, 2013, Invesco High Yield merged into Invesco V.I. High Yield
     (p) On April 27, 2012, Invesco V.I. Capital Development merged into Invesco V.I. Mid Cap Growth
     (q) For period beginning April 27, 2012 and ended December 31, 2012

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                  AIM Lifetime PlusSM Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                           At December 31,                     For the year ended December 31,
                                          ----------------------------------------------   ----------------------------------------
                                           Accumulation     Accumulation     Net Assets      Investment       Expense       Total
                                           Units (000s)      Unit Value        (000s)       Income Ratio*     Ratio**     Return***
                                          --------------   --------------   ------------   ---------------   ---------   ----------
Investments in the Invesco Funds
   Sub-Accounts (continued):
      Invesco V.I. Technology
         2014                                         10   $        19.24   $        191              0.00%       0.90%       10.06%
         2013                                         12            17.49            202              0.00        0.90        24.02
         2012                                         12            14.10            166              0.00        0.90        10.28
         2011                                         14            12.78            173              0.18        0.90        -5.90
         2010                                         16            13.59            221              0.00        0.90        20.22
      Invesco V.I. Value Opportunity
         2014                                         43            17.47            757              1.41        0.90         5.66
         2013                                         50            16.54            823              1.54        0.90        32.56
         2012                                         55            12.48            683              1.53        0.90        16.65
         2011                                         61            10.70            650              0.91        0.90        -3.92
         2010                                         72            11.13            799              0.57        0.90         6.39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholder of Allstate Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life Variable Life Separate Account A (the "Account") as of December 31, 2013, and the related statements of operations for each of the periods presented in the year then ended, the statements of changes in net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013, by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life Variable Life Separate Account A as of December 31, 2013, the results of their operations for each of the periods presented in the year then ended, the changes in their net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, IL
March 28, 2014

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                            American          American            Dreyfus
                        Century Variable  Century Variable  Socially Responsible  Dreyfus Stock  Dreyfus Variable  Dreyfus Variable
                        Portfolios, Inc.  Portfolios, Inc.   Growth Fund, Inc.     Index Fund    Investment Fund   Investment Fund
                          Sub-Account       Sub-Account         Sub-Account        Sub-Account     Sub-Account       Sub-Account
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
                                                                  Dreyfus
                            American          American            Socially
                            Century           Century           Responsible       Dreyfus Stock    VIF Growth &       VIF Money
                          VP Balanced     VP International      Growth Fund        Index Fund         Income            Market
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
ASSETS
Investments, at fair
  value                 $        300,462  $        286,697  $            274,843  $   1,935,593  $        386,651  $        970,961
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
  Total assets          $        300,462  $        286,697  $            274,843  $   1,935,593  $        386,651  $        970,961
                        ================  ================  ====================  =============  ================  ================
NET ASSETS
Accumulation units      $        300,462  $        286,697  $            274,843  $   1,935,593  $        386,651  $        970,961
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
  Total net assets      $        300,462  $        286,697  $            274,843  $   1,935,593  $        386,651  $        970,961
                        ================  ================  ====================  =============  ================  ================
FUND SHARE INFORMATION
Number of shares                  37,186            26,694                 6,235         47,395            12,923           970,961
                        ================  ================  ====================  =============  ================  ================
Cost of investments     $        252,746  $        256,280  $            205,657  $   1,469,033  $        272,359  $        970,961
                        ================  ================  ====================  =============  ================  ================
ACCUMULATION UNIT VALUE
  Lowest                $          21.50  $          20.12  $              16.35  $       18.07  $          19.97  $          12.75
                        ================  ================  ====================  =============  ================  ================
  Highest               $          21.50  $          20.12  $              16.35  $       18.07  $          19.97  $          12.75
                        ================  ================  ====================  =============  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                               Fidelity         Fidelity         Fidelity         Fidelity         Fidelity      Franklin Templeton
                               Variable         Variable         Variable         Variable         Variable           Variable
                               Insurance        Insurance        Insurance        Insurance        Insurance         Insurance
                             Products Fund    Products Fund    Products Fund    Products Fund    Products Fund     Products Trust
                              Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account
                            ---------------  ---------------  ---------------  ---------------  ---------------  ------------------
                                                                                                                      Franklin
                               VIP Asset                            VIP                            VIP High        Small-Mid Cap
                            Manager Growth   VIP Contrafund    Equity-Income     VIP Growth         Income       Growth Securities
                            ---------------  ---------------  ---------------  ---------------  ---------------  ------------------
ASSETS
Investments, at fair value  $       164,571  $     1,567,981  $       925,993  $       774,847  $       412,111  $          470,556
                            ---------------  ---------------  ---------------  ---------------  ---------------  ------------------
  Total assets              $       164,571  $     1,567,981  $       925,993  $       774,847  $       412,111  $          470,556
                            ===============  ===============  ===============  ===============  ===============  ==================
NET ASSETS
Accumulation units          $       164,571  $     1,567,981  $       925,993  $       774,847  $       412,111  $          470,556
                            ---------------  ---------------  ---------------  ---------------  ---------------  ------------------
  Total net assets          $       164,571  $     1,567,981  $       925,993  $       774,847  $       412,111  $          470,556
                            ===============  ===============  ===============  ===============  ===============  ==================
FUND SHARE INFORMATION
Number of shares                      8,993           45,647           39,759           13,560           71,054              17,325
                            ===============  ===============  ===============  ===============  ===============  ==================
Cost of investments         $       113,479  $     1,122,313  $       838,672  $       525,699  $       429,056  $          311,708
                            ===============  ===============  ===============  ===============  ===============  ==================
ACCUMULATION UNIT VALUE
  Lowest                    $         18.22  $         34.25  $         19.67  $         23.25  $         17.12  $            12.55
                            ===============  ===============  ===============  ===============  ===============  ==================
  Highest                   $         18.22  $         34.25  $         19.67  $         23.25  $         17.12  $            12.55
                            ===============  ===============  ===============  ===============  ===============  ==================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                                 Franklin         Franklin         Franklin         Franklin
                                 Templeton        Templeton        Templeton        Templeton
                                 Variable         Variable         Variable         Variable       Goldman Sachs    Goldman Sachs
                                 Insurance        Insurance        Insurance        Insurance        Variable         Variable
                              Products Trust   Products Trust   Products Trust   Products Trust   Insurance Trust  Insurance Trust
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                  Templeton
                                                  Developing       Templeton        Templeton           VIT         VIT Strategic
                               Mutual Shares       Markets          Foreign          Growth          Strategic      International
                                Securities       Securities       Securities       Securities         Growth           Equity
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments, at fair value    $       738,546  $        16,681  $       223,401  $        28,719  $        27,972  $         1,931
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Total assets                $       738,546  $        16,681  $       223,401  $        28,719  $        27,972  $         1,931
                              ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units            $       738,546  $        16,681  $       223,401  $        28,719  $        27,972  $         1,931
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Total net assets            $       738,546  $        16,681  $       223,401  $        28,719  $        27,972  $         1,931
                              ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                       34,145            1,637           12,958            1,886            1,586              185
                              ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments           $       525,159  $        16,946  $       173,521  $        22,753  $        16,877  $         1,731
                              ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT VALUE
  Lowest                      $         21.50  $         24.61  $         16.34  $         18.03  $         12.25  $         11.60
                              ===============  ===============  ===============  ===============  ===============  ===============
  Highest                     $         21.50  $         24.61  $         16.34  $         18.03  $         12.25  $         11.60
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                             Goldman Sachs    Goldman Sachs
                               Variable         Variable          Invesco          Invesco            Invesco          Invesco
                            Insurance Trust  Insurance Trust       Funds            Funds              Funds            Funds
                              Sub-Account      Sub-Account      Sub-Account      Sub-Account        Sub-Account      Sub-Account
                            ---------------  ---------------  ---------------  ---------------    ---------------  ---------------
                                  VIT              VIT
                              Structured       Structured                        Invesco V.I.      Invesco V.I.
                               Small Cap       U.S. Equity        Invesco         American           American       Invesco V.I.
                              Equity Fund         Fund         S&P 500 Index      Franchise            Value          Comstock
                            ---------------  ---------------  ---------------  ---------------    ---------------  ---------------
ASSETS
Investments, at fair value  $       109,962  $        76,898  $     1,280,274  $     6,079,568    $       252,936  $       286,205
                            ---------------  ---------------  ---------------  ---------------    ---------------  ---------------
  Total assets              $       109,962  $        76,898  $     1,280,274  $     6,079,568    $       252,936  $       286,205
                            ===============  ===============  ===============  ===============    ===============  ===============
NET ASSETS
Accumulation units          $       109,962  $        76,898  $     1,280,274  $     6,079,568    $       252,936  $       286,205
                            ---------------  ---------------  ---------------  ---------------    ---------------  ---------------
  Total net assets          $       109,962  $        76,898  $     1,280,274  $     6,079,568    $       252,936  $       286,205
                            ===============  ===============  ===============  ===============    ===============  ===============
FUND SHARE INFORMATION
Number of shares                      7,297            4,655           76,847          120,078             12,717           16,124
                            ===============  ===============  ===============  ===============    ===============  ===============
Cost of investments         $        88,562  $        48,582  $       878,547  $     4,440,840    $       174,211  $       205,284
                            ===============  ===============  ===============  ===============    ===============  ===============
ACCUMULATION UNIT VALUE
  Lowest                    $         21.35  $         13.20  $         15.03  $         13.43(a) $         22.83  $         14.20
                            ===============  ===============  ===============  ===============    ===============  ===============
  Highest                   $         21.35  $         13.20  $         15.03  $         17.38    $         22.83  $         14.20
                            ===============  ===============  ===============  ===============    ===============  ===============

(a)  The high and low accumulation unit value ("AUV") are reported at the same amount where there is only one policy offered for investment in the Sub-Account. Otherwise, when more than one policy is available for investment, a high and low AUV is reported.

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                                  Invesco          Invesco          Invesco          Invesco          Invesco          Invesco
                                   Funds            Funds            Funds            Funds            Funds            Funds
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                Invesco V.I.     Invesco V.I.     Invesco V.I.     Invesco V.I.     Invesco V.I.
                               Invesco V.I.      Diversified      Diversified        Equity         Global Core      Government
                                Core Equity       Dividend          Income         and Income         Equity         Securities
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments, at fair value    $     5,775,430  $     2,300,770  $     2,091,376  $     6,181,519  $       764,436  $     2,868,153
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Total assets                $     5,775,430  $     2,300,770  $     2,091,376  $     6,181,519  $       764,436  $     2,868,153
                              ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units            $     5,775,430  $     2,300,770  $     2,091,376  $     6,181,519  $       764,436  $     2,868,153
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Total net assets            $     5,775,430  $     2,300,770  $     2,091,376  $     6,181,519  $       764,436  $     2,868,153
                              ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      150,284          109,927          335,694          332,697           84,375          246,405
                              ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments           $     3,684,874  $     1,754,229  $     2,612,517  $     4,982,423  $       706,326  $     2,971,437
                              ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT VALUE
  Lowest                      $         18.51  $         18.70  $         13.77  $         12.67  $         11.16  $         16.89
                              ===============  ===============  ===============  ===============  ===============  ===============
  Highest                     $         21.35  $         18.70  $         14.58  $         12.67  $         13.93  $         17.75
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                                  Invesco          Invesco          Invesco          Invesco          Invesco          Invesco
                                   Funds            Funds            Funds            Funds            Funds            Funds
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                Invesco V.I.     Invesco V.I.     Invesco V.I.
                               Invesco V.I.     International       Mid Cap          Mid Cap       Invesco V.I.     Invesco V.I.
                                High Yield         Growth         Core Equity        Growth        Money Market      Technology
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments, at fair value    $     1,252,329  $     1,346,577  $       434,948  $       345,085  $     1,987,929  $       201,991
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Total assets                $     1,252,329  $     1,346,577  $       434,948  $       345,085  $     1,987,929  $       201,991
                              ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units            $     1,252,329  $     1,346,577  $       434,948  $       345,085  $     1,987,929  $       201,991
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Total net assets            $     1,252,329  $     1,346,577  $       434,948  $       345,085  $     1,987,929  $       201,991
                              ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      219,707           38,125           28,747           64,502        1,987,929           10,401
                              ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments           $     1,223,297  $       863,690  $       324,563  $       257,635  $     1,987,929  $       126,819
                              ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT VALUE
  Lowest                      $         10.20  $         19.40  $         24.51  $         13.26  $         12.34  $         17.49
                              ===============  ===============  ===============  ===============  ===============  ===============
  Highest                     $         16.94  $         23.54  $         24.51  $         13.26  $         12.34  $         17.49
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                                  Invesco          Invesco       MFS Variable     MFS Variable     MFS Variable     MFS Variable
                                   Funds            Funds       Insurance Trust  Insurance Trust  Insurance Trust  Insurance Trust
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                Invesco V.I.
                               Invesco V.I.         Value             MFS         MFS Investors       MFS New
                                 Utilities      Opportunities       Growth            Trust          Discovery      MFS Research
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments, at fair value    $       903,841  $       822,605  $     1,071,448  $       153,193  $        75,925  $       137,409
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Total assets                $       903,841  $       822,605  $     1,071,448  $       153,193  $        75,925  $       137,409
                              ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units            $       903,841  $       822,605  $     1,071,448  $       153,193  $        75,925  $       137,409
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Total net assets            $       903,841  $       822,605  $     1,071,448  $       153,193  $        75,925  $       137,409
                              ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                       53,073           87,885           27,424            5,115            3,440            4,781
                              ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments           $       797,074  $       689,978  $       778,425  $        87,797  $        51,744  $        67,526
                              ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT VALUE
  Lowest                      $         22.11  $         16.54  $         25.30  $         14.87  $         18.80  $         12.86
                              ===============  ===============  ===============  ===============  ===============  ===============
  Highest                     $         22.11  $         16.54  $         25.30  $         14.87  $         18.80  $         12.86
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                                               Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                                  Variable         Variable         Variable         Variable         Variable
                               MFS Variable      Investment       Investment       Investment       Investment       Investment
                              Insurance Trust      Series           Series           Series           Series           Series
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                   Capital         European          Global           Limited
                               MFS Utilities       Growth           Growth       Infrastructure      Duration       Money Market
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments, at fair value    $       201,760  $     3,371,401  $       426,824  $       602,521  $       385,498  $       938,036
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Total assets                $       201,760  $     3,371,401  $       426,824  $       602,521  $       385,498  $       938,036
                              ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units            $       201,760  $     3,371,401  $       426,824  $       602,521  $       385,498  $       938,036
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Total net assets            $       201,760  $     3,371,401  $       426,824  $       602,521  $       385,498  $       938,036
                              ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                        6,329           55,569           21,172           62,502           51,127          938,036
                              ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments           $       136,845  $     1,968,851  $       413,172  $       705,447  $       413,692  $       938,036
                              ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT VALUE
  Lowest                      $         36.48  $         34.46  $         22.30  $         25.81  $         11.65  $         12.59
                              ===============  ===============  ===============  ===============  ===============  ===============
  Highest                     $         36.48  $         34.46  $         22.30  $         25.81  $         11.65  $         12.59
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                              Morgan Stanley
                                 Variable        Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer       Oppenheimer
                                Investment        Variable         Variable         Variable          Variable          Variable
                                  Series        Account Funds    Account Funds    Account Funds    Account Funds      Account Funds
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account       Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ----------------  ----------------
                                                 Oppenheimer      Oppenheimer                       Oppenheimer
                                  Quality          Capital         Discovery       Oppenheimer         Global         Oppenheimer
                                Income Plus     Appreciation     MidCap Growth       Global       Strategic Income    Main Street
                              ---------------  ---------------  ---------------  ---------------  ----------------  ----------------
ASSETS
Investments, at fair value    $     1,869,050  $       361,901  $       134,367  $       382,517  $       792,095   $        710,420
                              ---------------  ---------------  ---------------  ---------------  ---------------   ----------------
  Total assets                $     1,869,050  $       361,901  $       134,367  $       382,517  $       792,095   $        710,420
                              ===============  ===============  ===============  ===============  ===============   ================
NET ASSETS
Accumulation units            $     1,869,050  $       361,901  $       134,367  $       382,517  $       792,095   $        710,420
                              ---------------  ---------------  ---------------  ---------------  ---------------   ----------------
  Total net assets            $     1,869,050  $       361,901  $       134,367  $       382,517  $       792,095   $        710,420
                              ===============  ===============  ===============  ===============  ===============   ================
FUND SHARE INFORMATION
Number of shares                      162,809            6,253            1,803            9,362          147,230             22,741
                              ===============  ===============  ===============  ===============  ===============   ================
Cost of investments           $     1,760,074  $       210,979  $        69,830  $       228,198  $       729,660   $        427,947
                              ===============  ===============  ===============  ===============  ===============   ================
ACCUMULATION UNIT VALUE
  Lowest                      $         22.98  $         11.33  $          7.43  $         18.80  $         20.66   $          13.79
                              ===============  ===============  ===============  ===============  ===============   ================
  Highest                     $         22.98  $         11.33  $          7.43  $         18.80  $         20.66   $          13.79
                              ===============  ===============  ===============  ===============  ===============   ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                            Putnam Variable   Putnam Variable  Putnam Variable  Putnam Variable  Putnam Variable   Putnam Variable
                                 Trust             Trust            Trust            Trust            Trust             Trust
                              Sub-Account       Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account
                            ----------------  ---------------  ---------------  ---------------  ----------------  ---------------
                                                 VT Global      VT Growth and      VT Growth     VT International
                            VT Equity Income    Health Care        Income        Opportunities        Equity         VT Research
                            ----------------  ---------------  ---------------  ---------------  ----------------  ---------------
ASSETS
Investments, at fair value  $         96,614  $        37,660  $       145,407  $        38,544  $         59,101  $        42,010
                            ----------------  ---------------  ---------------  ---------------  ----------------  ---------------
  Total assets              $         96,614  $        37,660  $       145,407  $        38,544  $         59,101  $        42,010
                            ================  ===============  ===============  ===============  ================  ===============
NET ASSETS
Accumulation units          $         96,614  $        37,660  $       145,407  $        38,544  $         59,101  $        42,010
                            ----------------  ---------------  ---------------  ---------------  ----------------  ---------------
  Total net assets          $         96,614  $        37,660  $       145,407  $        38,544  $         59,101  $        42,010
                            ================  ===============  ===============  ===============  ================  ===============
FUND SHARE INFORMATION
Number of shares                       4,736            2,154            6,081            4,503             4,136            2,311
                            ================  ===============  ===============  ===============  ================  ===============
Cost of investments         $         49,292  $        24,595  $       123,957  $        19,913  $         54,979  $        25,128
                            ================  ===============  ===============  ===============  ================  ===============
ACCUMULATION UNIT VALUE
  Lowest                    $          23.75  $         20.19  $         16.85  $         17.09  $          17.01  $         17.23
                            ================  ===============  ===============  ===============  ================  ===============
  Highest                   $          23.75  $         20.19  $         16.85  $         17.09  $          17.01  $         17.23
                            ================  ===============  ===============  ===============  ================  ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                                  The Universal       The Universal       The Universal       The Universal       The Universal
                                  Institutional       Institutional       Institutional       Institutional       Institutional
                                   Funds, Inc.         Funds, Inc.         Funds, Inc.         Funds, Inc.         Funds, Inc.
                                   Sub-Account         Sub-Account         Sub-Account         Sub-Account         Sub-Account
                                ------------------  ------------------  ------------------  ------------------  ------------------
                                  Morgan Stanley      Morgan Stanley      Morgan Stanley                          Morgan Stanley
                                  UIF Core Plus        UIF Emerging         UIF Global        Morgan Stanley         UIF U.S.
                                   Fixed Income          Markets          Tactical Asset        UIF Growth         Real Estate
                                     Class I             Class I        Allocation Class I       Class I             Class I
                                ------------------  ------------------  ------------------  ------------------  ------------------
ASSETS
Investments, at fair value      $          593,450  $          223,124  $        1,550,923  $          670,114  $          241,448
                                ------------------  ------------------  ------------------  ------------------  ------------------
  Total assets                  $          593,450  $          223,124  $        1,550,923  $          670,114  $          241,448
                                ==================  ==================  ==================  ==================  ==================
NET ASSETS
Accumulation units              $          593,450  $          223,124  $        1,550,923  $          670,114  $          241,448
                                ------------------  ------------------  ------------------  ------------------  ------------------
  Total net assets              $          593,450  $          223,124  $        1,550,923  $          670,114  $          241,448
                                ==================  ==================  ==================  ==================  ==================
FUND SHARE INFORMATION
Number of shares                            58,124              15,189             140,228              21,596              15,340
                                ==================  ==================  ==================  ==================  ==================
Cost of investments             $          626,583  $          202,915  $        1,419,954  $          358,757  $          217,635
                                ==================  ==================  ==================  ==================  ==================
ACCUMULATION UNIT VALUE
  Lowest                        $            16.57  $            28.60  $            14.57  $            14.42  $            26.79
                                ==================  ==================  ==================  ==================  ==================
  Highest                       $            16.57  $            28.60  $            14.57  $            20.14  $            37.08
                                ==================  ==================  ==================  ==================  ==================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------------------------------------------------------------------------------------

                             American          American       Dreyfus Socially
                         Century Variable  Century Variable      Responsible     Dreyfus Stock   Dreyfus Variable   Dreyfus Variable
                         Portfolios, Inc.  Portfolios, Inc.  Growth Fund, Inc.    Index Fund      Investment Fund    Investment Fund
                            Sub-Account       Sub-Account        Sub-Account      Sub-Account       Sub-Account        Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                                   Dreyfus
                             American          American           Socially
                              Century           Century          Responsible     Dreyfus Stock     VIF Growth &         VIF Money
                            VP Balanced    VP International      Growth Fund      Index Fund          Income             Market
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $          4,484  $          4,334  $          3,010  $         32,161  $          3,005  $              -
Charges from Allstate
 Life Insurance Company:
 Mortality and expense
  risk                             (2,532)           (2,337)           (2,225)          (15,695)           (2,993)           (9,226)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net investment income
  (loss)                            1,952             1,997               785            16,466                12            (9,226)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales                5,433             8,161             8,608           102,596            18,765           272,082
 Cost of investments
  sold                              4,845             8,282             7,015            87,667            15,132           272,082
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
   Realized gains
    (losses) on fund
    shares                            588              (121)            1,593            14,929             3,633                 -
Realized gain
 distributions                      5,377                 -                 -            18,885                 -                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized gains
  (losses)                          5,965              (121)            1,593            33,814             3,633                 -
Change in
 unrealized gains
 (losses)                          34,589            48,792            67,274           416,337            97,416                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized and change
  in unrealized gains
  (losses) on
  investments                      40,554            48,671            68,867           450,151           101,049                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $         42,506  $         50,668  $         69,652  $        466,617  $        101,061  $         (9,226)
                         ================  ================  ================  ================  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                       Franklin
                             Fidelity           Fidelity          Fidelity         Fidelity          Fidelity          Templeton
                             Variable           Variable          Variable         Variable          Variable          Variable
                             Insurance          Insurance         Insurance        Insurance         Insurance         Insurance
                           Products Fund      Products Fund     Products Fund    Products Fund     Products Fund    Products Trust
                            Sub-Account        Sub-Account       Sub-Account      Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                                                                                       Franklin
                             VIP Asset                               VIP                             VIP High        Small-Mid Cap
                          Manager Growth     VIP Contrafund     Equity-Income     VIP Growth          Income       Growth Securities
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
(LOSS)
Dividends                $          1,574  $         15,302  $         21,649  $          1,989  $         23,808  $              -
Charges from Allstate
 Life Insurance Company:
 Mortality and expense
  risk                             (1,548)          (12,745)           (7,875)           (6,080)           (4,027)           (3,924)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net investment income
  (loss)                               26             2,557            13,774            (4,091)           19,781            (3,924)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales               48,788            96,774            96,686            32,757            72,279            59,926
 Cost of investments
  sold                             37,171            78,418            87,958            26,485            72,737            44,709
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
   Realized gains
    (losses) on fund
    shares                         11,617            18,356             8,728             6,272              (458)           15,217
Realized gain
 distributions                        441               407            57,356               474                 -            28,867
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized gains
  (losses)                         12,058            18,763            66,084             6,746              (458)           44,084
Change in unrealized
 gains (losses)                    20,096           351,721           125,952           201,698             2,173            96,164
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized and change
  in unrealized gains
  (losses) on
  investments                      32,154           370,484           192,036           208,444             1,715           140,248
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $         32,180  $        373,041  $        205,810  $        204,353  $         21,496  $        136,324
                         ================  ================  ================  ================  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------------------------------------------------------------------------------------

                             Franklin           Franklin         Franklin          Franklin
                             Templeton          Templeton        Templeton         Templeton
                             Variable           Variable         Variable          Variable        Goldman Sachs     Goldman Sachs
                             Insurance          Insurance        Insurance         Insurance         Variable          Variable
                          Products Trust     Products Trust   Products Trust    Products Trust    Insurance Trust   Insurance Trust
                            Sub-Account        Sub-Account      Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                Templeton
                                               Developing        Templeton         Templeton                         VIT Strategic
                           Mutual Shares         Markets          Foreign           Growth              VIT          International
                            Securities         Securities       Securities        Securities     Strategic Growth       Equity
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
 (LOSS)
Dividends                $         14,897  $            308  $          5,032  $            684  $            102  $             33
Charges from Allstate
 Life Insurance Company:
 Mortality and expense
  risk                             (6,429)             (149)           (1,892)             (230)             (219)              (16)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net investment income
  (loss)                            8,468               159             3,140               454              (117)               17
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales              102,114            10,188            28,295               686               454                33
 Cost of investments
  sold                             79,167             9,723            24,362               612               299                34
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
   Realized gains
    (losses) on fund
    shares                         22,947               465             3,933                74               155                (1)
Realized gain
 distributions                          -                 -                 -                 -               962                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized gains
  (losses)                         22,947               465             3,933                74             1,117                (1)
Change in
 unrealized gains
 (losses)                         138,084              (963)           35,123             6,096             5,685               348
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized and change
  in unrealized gains
  (losses) on
  investments                     161,031              (498)           39,056             6,170             6,802               347
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $        169,499  $           (339) $         42,196  $          6,624  $          6,685  $            364
                         ================  ================  ================  ================  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------------------------------------------------------------------------------------

                          Goldman Sachs     Goldman Sachs
                            Variable          Variable            Invesco           Invesco          Invesco           Invesco
                         Insurance Trust   Insurance Trust         Funds             Funds            Funds             Funds
                           Sub-Account       Sub-Account        Sub-Account       Sub-Account      Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                               VIT               VIT
                           Structured        Structured                                           Invesco V.I.      Invesco V.I.
                            Small Cap        U.S. Equity          Invesco           Invesco         American          American
                           Equity Fund          Fund          High Yield (b)     S&P 500 Index    Franchise (c)       Value (d)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
 (LOSS)
Dividends                $            989  $            790  $         29,872  $         25,219  $         23,350  $          1,597
Charges from Allstate
 Life Insurance Company:
 Mortality and expense
  risk                               (955)             (645)             (943)          (10,378)          (47,799)           (2,162)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net investment income
  (loss)                               34               145            28,929            14,841           (24,449)             (565)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales               20,611             8,264           344,504           133,663           542,690            37,015
 Cost of investments
  sold                             16,506             5,728           382,820            95,861           465,097            28,140
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
   Realized gains
    (losses)
    on fund shares                  4,105             2,536           (38,316)           37,802            77,593             8,875
Realized gain
 distributions                     12,490                 -                 -                 -                 -                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized gains
  (losses)                         16,595             2,536           (38,316)           37,802            77,593             8,875
Change in
 unrealized gains
 (losses)                          14,095            19,214            21,251           253,080         1,720,753            58,957
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized and change
  in unrealized gains
  (losses) on
  investments                      30,690            21,750           (17,065)          290,882         1,798,346            67,832
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $         30,724  $         21,895  $         11,864  $        305,723  $      1,773,897  $         67,267
                         ================  ================  ================  ================  ================  ================

(b) On April 26, 2013, Invesco High Yield merged into Invesco V.I. High Yield
(c) Previously known as Invesco VK V.I. American Franchise
(d) Previously known as Invesco VK V.I. American Value

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------------------------------------------------------------------------------------

                             Invesco           Invesco           Invesco            Invesco           Invesco           Invesco
                              Funds             Funds             Funds              Funds             Funds             Funds
                           Sub-Account       Sub-Account       Sub-Account        Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                              Invesco V.I.       Invesco V.I.                        Invesco V.I.
                          Invesco V.I.      Invesco V.I.       Diversified        Diversified      Invesco V.I.       Global Core
                            Comstock         Core Equity        Dividend            Income      Equity and Income       Equity
                         ----------------  ----------------  ----------------  ---------------- -----------------  ----------------
NET INVESTMENT INCOME
 (LOSS)
Dividends                $          4,346  $         73,149  $         48,603  $         99,711  $         93,697  $         13,822
Charges from Allstate
 Life Insurance Company:
 Mortality and expense
  risk                             (2,317)          (47,871)          (19,782)          (19,467)          (52,729)           (6,442)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net investment income
  (loss)                            2,029            25,278            28,821            80,244            40,968             7,380
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales               16,360           543,074           272,397           214,009           591,186            62,270
 Cost of investments
  sold                             13,297           376,300           223,764           259,472           508,369            66,620
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
   Realized gains
    (losses) on fund
    shares                          3,063           166,774            48,633           (45,463)           82,817            (4,350)
Realized gain
 distributions                          -                 -                 -                 -                 -                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized gains
  (losses)                          3,063           166,774            48,633           (45,463)           82,817            (4,350)
Change in
 unrealized gains
 (losses)                          70,554         1,114,210           490,134           (54,916)        1,115,530           136,140
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized and change
  in unrealized gains
  (losses) on
  investments                      73,617         1,280,984           538,767          (100,379)        1,198,347           131,790
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $         75,646  $      1,306,262  $        567,588  $        (20,135) $      1,239,315  $        139,170
                         ================  ================  ================  ================  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------------------------------------------------------------------------------------

                             Invesco            Invesco           Invesco           Invesco           Invesco          Invesco
                              Funds              Funds             Funds             Funds             Funds            Funds
                           Sub-Account        Sub-Account       Sub-Account       Sub-Account       Sub-Account      Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                          Invesco V.I.                         Invesco V.I.      Invesco V.I.      Invesco V.I.
                           Government        Invesco V.I.      International        Mid Cap           Mid Cap       Invesco V.I.
                           Securities       High Yield (b)        Growth          Core Equity       Growth (e)      Money Market
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
 (LOSS)
Dividends                $        110,512  $         67,197  $         15,367  $          3,177  $          1,430  $            715
Charges from Allstate
 Life Insurance Company:
 Mortality and expense
  risk                            (29,331)          (11,467)          (11,441)           (3,929)           (3,232)          (18,793)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net investment income
  (loss)                           81,181            55,730             3,926              (752)           (1,802)          (18,078)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales              605,382           289,162           112,391            79,398           102,847           209,513
 Cost of investments
  sold                            607,716           278,596            78,133            62,004            85,364           209,513
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
   Realized gains
    (losses) on fund
    shares                         (2,334)           10,566            34,258            17,394            17,483                 -
Realized gain
 distributions                          -                 -                 -            32,069                 -                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized gains
  (losses)                         (2,334)           10,566            34,258            49,463            17,483                 -
Change in
 unrealized gains
 (losses)                        (197,076)              364           173,764            57,204            93,442                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized and change
  in unrealized gains
  (losses) on
  investments                    (199,410)           10,930           208,022           106,667           110,925                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $       (118,229) $         66,660  $        211,948  $        105,915  $        109,123  $        (18,078)
                         ================  ================  ================  ================  ================  ================

(b) On April 26, 2013, Invesco High Yield merged into Invesco V.I. High Yield
(e) Previously known as Invesco VK V.I. Mid Cap Growth

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------------------------------------------------------------------------------------

                             Invesco            Invesco           Invesco         MFS Variable     MFS Variable     MFS Variable
                              Funds              Funds             Funds         Insurance Trust  Insurance Trust  Insurance Trust
                           Sub-Account        Sub-Account       Sub-Account        Sub-Account      Sub-Account      Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                               Invesco V.I.
                          Invesco V.I.       Invesco V.I.          Value               MFS         MFS Investors       MFS New
                           Technology          Utilities     Opportunities (f)       Growth            Trust          Discovery
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
 (LOSS)
Dividends                $              -  $         26,641  $         11,601  $          2,261  $          1,544  $              -
Charges from Allstate
 Life Insurance Company:
 Mortality and expense
  risk                             (1,613)           (8,180)           (6,970)           (8,654)           (1,245)             (631)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net investment income
  (loss)                           (1,613)           18,461             4,631            (6,393)              299              (631)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales                6,199            42,445            83,038            88,910            13,246            12,592
 Cost of investments
  sold                              4,077            36,499            76,457            73,206             8,338            10,051
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
   Realized gains
    (losses) on fund
    shares                          2,122             5,946             6,581            15,704             4,908             2,541
Realized gain
 distributions                     15,080            18,554                 -             7,162                 -               580
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized gains
  (losses)                         17,202            24,500             6,581            22,866             4,908             3,121
Change in
 unrealized gains
 (losses)                          23,766            39,883           203,966           278,238            31,703            20,868
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized and change
  in unrealized gains
  (losses) on
  investments                      40,968            64,383           210,547           301,104            36,611            23,989
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $         39,355  $         82,844  $        215,178  $        294,711  $         36,910  $         23,358
                         ================  ================  ================  ================  ================  ================

(f) Previously known as Invesco VK V.I. Value Opportunity

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------------------------------------------------------------------------------------

                                                              Morgan Stanley     Morgan Stanley   Morgan Stanley     Morgan Stanley
                                                                 Variable           Variable         Variable           Variable
                           MFS Variable     MFS Variable        Investment         Investment       Investment         Investment
                          Insurance Trust  Insurance Trust        Series             Series           Series             Series
                            Sub-Account      Sub-Account        Sub-Account        Sub-Account      Sub-Account        Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                                Aggressive           Capital         European            Global
                           MFS Research     MFS Utilities       Equity (g)         Growth (g)         Growth         Infrastructure
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
 (LOSS)
Dividends                $            420  $          5,328  $              -  $         12,137  $         11,335  $         15,164
Charges from Allstate
 Life Insurance Company:
 Mortality and expense
  risk                             (1,141)           (1,924)             (881)          (24,879)           (3,440)           (5,128)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net investment income
  (loss)                             (721)            3,404              (881)          (12,742)            7,895            10,036
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales               13,621            52,342           319,037           357,128            29,021            37,783
 Cost of investments
  sold                              7,507            38,184           224,285           253,080            31,859            47,307
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
   Realized gains
    (losses) on fund
    shares                          6,114            14,158            94,752           104,048            (2,838)           (9,524)
Realized gain
 distributions                        313             4,253            19,647            39,202                 -            46,782
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized gains
  (losses)                          6,427            18,411           114,399           143,250            (2,838)           37,258
Change in
 unrealized gains
 (losses)                          28,301            14,214           (94,390)        1,022,900            85,537            41,186
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized and change
  in unrealized gains
  (losses) on
  investments                      34,728            32,625            20,009         1,166,150            82,699            78,444
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $         34,007  $         36,029  $         19,128  $      1,153,408  $         90,594  $         88,480
                         ================  ================  ================  ================  ================  ================

(g) On April 26, 2013, Aggressive Equity merged into Capital Growth

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------------------------------------------------------------------------------------

                          Morgan Stanley    Morgan Stanley    Morgan Stanley     Morgan Stanley
                             Variable          Variable          Variable           Variable        Oppenheimer       Oppenheimer
                            Investment        Investment        Investment         Investment        Variable          Variable
                              Series            Series            Series             Series        Account Funds     Account Funds
                            Sub-Account       Sub-Account       Sub-Account        Sub-Account      Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                                                                    Oppenheimer       Oppenheimer
                              Limited                             Quality                             Capital          Discovery
                             Duration        Money Market       Income Plus      Strategist (h)    Appreciation    MidCap Growth (i)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
 (LOSS)
Dividends                $          9,165  $             96  $         95,475  $         37,962  $          3,528  $             14
Charges from Allstate
 Life Insurance Company:
 Mortality and expense
  risk                             (3,324)           (8,600)          (17,144)           (3,787)           (3,120)           (1,061)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net investment income
  (loss)                            5,841            (8,504)           78,331            34,175               408            (1,047)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales              138,107            42,132           233,977         1,402,244            62,979             4,572
 Cost of investments
  sold                            146,905            42,132           219,895         1,748,465            42,014             2,680
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
   Realized gains
    (losses) on fund
    shares                         (8,798)                -            14,082          (346,221)           20,965             1,892
Realized gain
 distributions                          -                 -                 -                 -                 -                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized gains
  (losses)                         (8,798)                -            14,082          (346,221)           20,965             1,892
Change in
 unrealized gains
 (losses)                           1,064                 -           (93,569)          398,827            65,584            34,430
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized and change
  in unrealized gains
  (losses) on
  investments                      (7,734)                -           (79,487)           52,606            86,549            36,322
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $         (1,893) $         (8,504) $         (1,156) $         86,781  $         86,957  $         35,275
                         ================  ================  ================  ================  ================  ================

(h) On April 26, 2013, Strategist merged into Morgan Stanley UIF Global Tactical Asset Allocation Class I
(i) Previously known as Oppenheimer Small & MidCap Growth Fund

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------------------------------------------------------------------------------------

                            Oppenheimer       Oppenheimer       Oppenheimer
                             Variable          Variable          Variable            Putnam       Putnam Variable   Putnam Variable
                           Account Funds     Account Funds     Account Funds     Variable Trust        Trust             Trust
                            Sub-Account       Sub-Account       Sub-Account        Sub-Account      Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                              Oppenheimer
                            Oppenheimer         Global          Oppenheimer                          VT Global       VT Growth and
                            Global (j)     Strategic Income     Main Street    VT Equity Income     Health Care         Income
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
 (LOSS)
Dividends                $          4,838  $         42,276  $          7,343  $          2,002  $            414  $          2,308
Charges from Allstate
 Life Insurance Company:
 Mortality and expense
  risk                             (3,147)           (7,582)           (5,923)             (894)             (335)           (1,216)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net investment income
  (loss)                            1,691            34,694             1,420             1,108                79             1,092
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales               23,889            83,366            71,799            21,922            11,939            26,362
 Cost of investments
  sold                             15,675            75,848            48,431            12,152             8,731            26,370
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
   Realized gains
    (losses) on fund
    shares                          8,214             7,518            23,368             9,770             3,208                (8)
Realized gain
 distributions                          -                 -                 -                 -             1,180                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized gains
  (losses)                          8,214             7,518            23,368             9,770             4,388                (8)
Change in
 unrealized gains
 (losses)                          71,249           (51,287)          150,898            15,562             8,050            38,214
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized and change
  in unrealized gains
  (losses) on
  investments                      79,463           (43,769)          174,266            25,332            12,438            38,206
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $         81,154  $         (9,075) $        175,686  $         26,440  $         12,517  $         39,298
                         ================  ================  ================  ================  ================  ================

(j) Previously known as Oppenheimer Global Securities

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                 The Universal     The Universal     The Universal
                         Putnam Variable    Putnam Variable  Putnam Variable     Institutional     Institutional     Institutional
                              Trust              Trust            Trust           Funds, Inc.       Funds, Inc.       Funds, Inc.
                           Sub-Account        Sub-Account      Sub-Account        Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                                                                                    Morgan Stanley
                                                                                Morgan Stanley    Morgan Stanley      UIF Global
                                                                                 UIF Core Plus     UIF Emerging        Tactical
                            VT Growth      VT International                      Fixed Income         Markets      Asset Allocation
                          Opportunities         Equity         VT Research          Class I           Class I         Class I (h)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
 (LOSS)
Dividends                $            167  $            729  $            416  $         26,294  $          2,676  $          1,652
Charges from Allstate
 Life Insurance Company:
 Mortality and expense
  risk                               (308)             (469)             (338)           (6,098)           (2,056)           (9,432)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net investment income
  (loss)                             (141)              260                78            20,196               620            (7,780)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales                2,722             1,913             2,163           140,587            26,624            59,159
 Cost of investments
  sold                              1,614             2,044             1,505           149,449            23,701            59,367
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
   Realized gains
    (losses) on fund
    shares                          1,108              (131)              658            (8,862)            2,923              (208)
Realized gain
 distributions                          -                 -                 -                 -                 -                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized gains
  (losses)                          1,108              (131)              658            (8,862)            2,923              (208)
Change in
 unrealized gains
 (losses)                           9,377            12,524             9,707           (21,612)           (7,846)          149,209
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized and change
  in unrealized gains
  (losses) on
  investments                      10,485            12,393            10,365           (30,474)           (4,923)          149,001
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $         10,344  $         12,653  $         10,443  $        (10,278) $         (4,303) $        141,221
                         ================  ================  ================  ================  ================  ================

(h) On April 26, 2013, Strategist merged into Morgan Stanley UIF Global Tactical Asset Allocation Class I

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------------------------------------------------------------------------------------

                           The Universal    The Universal
                           Institutional    Institutional
                            Funds, Inc.      Funds, Inc.
                            Sub-Account      Sub-Account
                         ----------------  ----------------
                                           Morgan Stanley
                          Morgan Stanley      UIF U.S.
                            UIF Growth       Real Estate
                              Class I          Class I
                         ----------------  ----------------
NET INVESTMENT INCOME
 (LOSS)
Dividends                $          2,664  $          2,828
Charges from Allstate
 Life Insurance Company:
 Mortality and expense
  risk                             (5,158)           (2,365)
                         ----------------  ----------------
 Net investment income
  (loss)                           (2,494)              463
                         ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales               77,701            54,846
 Cost of investments sold          48,252            46,819
                         ----------------  ----------------
   Realized gains
    (losses) on fund
    shares                         29,449             8,027
Realized gain
 distributions                     22,216                 -
                         ----------------  ----------------
 Net realized gains
  (losses)                         51,665             8,027
Change in
 unrealized gains
 (losses)                         175,758            (4,327)
                         ----------------  ----------------
 Net realized and change
  in unrealized gains
  (losses) on
  investments                     227,423             3,700
                         ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $        224,929  $          4,163
                         ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                    American                      American                      Dreyfus
                                                    Century                       Century                       Socially
                                                    Variable                      Variable                    Responsible
                                                 Portfolios, Inc.              Portfolios, Inc.             Growth Fund, Inc.
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                                                                                Dreyfus
                                                    American                      American                      Socially
                                                   Century VP                    Century VP                    Responsible
                                                    Balanced                    International                  Growth Fund
                                           --------------------------    --------------------------    --------------------------
                                              2013           2012           2013           2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $     1,952    $     3,098    $     1,997    $       (63)   $       785    $      (313)
Net realized gains (losses)                      5,965          1,175           (121)        (4,159)         1,593            317
Change in unrealized gains (losses)             34,589         23,660         48,792         45,937         67,274         24,379
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                               42,506         27,933         50,668         41,715         69,652         24,383
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                                     -        (12,714)        (3,301)             -         (3,388)       (45,148)
Payments on termination                              -        (24,490)             -        (16,091)             -              -
Policy maintenance charge                       (2,904)        (2,776)        (2,457)        (2,148)        (2,401)        (2,210)
Transfers among the sub-accounts
  and with the Fixed Account - net                   -          1,476            (68)            (6)          (596)         6,839
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                      (2,904)       (38,504)        (5,826)       (18,245)        (6,385)       (40,519)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS               39,602        (10,571)        44,842         23,470         63,267        (16,136)
NET ASSETS AT BEGINNING OF PERIOD              260,860        271,431        241,855        218,385        211,576        227,712
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $   300,462    $   260,860    $   286,697    $   241,855    $   274,843    $   211,576
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      14,117         16,276         14,581         15,809         17,230         20,578
      Units issued                                   -            111              -              -              -          3,796
      Units redeemed                              (144)        (2,270)          (333)        (1,228)          (419)        (7,144)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period            13,973         14,117         14,248         14,581         16,811         17,230
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                                                  Dreyfus                       Dreyfus
                                                 Dreyfus Stock                    Variable                      Variable
                                                   Index Fund                  Investment Fund               Investment Fund
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                 Dreyfus Stock                  VIF Growth &                    VIF Money
                                                   Index Fund                      Income                        Market
                                           --------------------------    --------------------------    --------------------------
                                              2013           2012           2013           2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $    16,466    $    17,568    $        12    $     1,512    $    (9,226)   $   (12,154)
Net realized gains (losses)                     33,814         82,073          3,633             77              -              -
Change in unrealized gains (losses)            416,337        114,742         97,416         40,073              -              -
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                              466,617        214,383        101,061         41,662         (9,226)       (12,154)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                               (37,963)      (128,646)       (11,788)             -       (233,563)      (143,587)
Payments on termination                         (6,231)        (2,655)             -              -        (11,047)        (3,708)
Policy maintenance charge                      (15,858)       (15,077)        (3,298)        (2,827)        (9,833)       (14,438)
Transfers among the sub-accounts
  and with the Fixed Account - net             (17,402)         6,502         16,255           (277)         2,411         (7,268)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                     (77,454)      (139,876)         1,169         (3,104)      (252,032)      (169,001)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS              389,163         74,507        102,230         38,558       (261,258)      (181,155)
NET ASSETS AT BEGINNING OF PERIOD            1,546,430      1,471,923        284,421        245,863      1,232,219      1,413,374
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $ 1,935,593    $ 1,546,430    $   386,651    $   284,421    $   970,961    $ 1,232,219
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                     111,989        122,260         19,303         19,525         95,778        108,872
      Units issued                                 662            824            982              6            903          3,527
      Units redeemed                            (5,524)       (11,095)          (927)          (228)       (20,528)       (16,621)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period           107,127        111,989         19,358         19,303         76,153         95,778
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                    Fidelity                      Fidelity                      Fidelity
                                                    Variable                      Variable                      Variable
                                                   Insurance                     Insurance                     Insurance
                                                 Products Fund                 Products Fund                 Products Fund
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                    VIP Asset                                                     VIP
                                                  Manager Growth              VIP Contrafund                 Equity-Income
                                           --------------------------    --------------------------    --------------------------
                                              2013           2012           2013           2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $        26    $       727    $     2,557    $     5,170    $    13,774    $    17,101
Net realized gains (losses)                     12,058         14,694         18,763          9,425         66,084         45,609
Change in unrealized gains (losses)             20,096         10,237        351,721        172,498        125,952         50,517
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                               32,180         25,658        373,041        187,093        205,810        113,227
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                               (22,839)       (24,247)        (8,388)       (79,830)       (42,822)       (33,242)
Payments on termination                        (11,858)        (1,101)       (56,955)       (53,497)       (20,706)        (1,870)
Policy maintenance charge                       (2,002)        (2,505)       (14,383)       (14,109)        (9,579)        (9,150)
Transfers among the sub-accounts
  and with the Fixed Account - net                (906)       (10,318)        (4,047)        (4,767)         5,624          1,911
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                     (37,605)       (38,171)       (83,773)      (152,203)       (67,483)       (42,351)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS               (5,425)       (12,513)       289,268         34,890        138,327         70,876
NET ASSETS AT BEGINNING OF PERIOD              169,996        182,509      1,278,713      1,243,823        787,666        716,790
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $   164,571    $   169,996    $ 1,567,981    $ 1,278,713    $   925,993    $   787,666
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      11,316         13,901         48,573         54,510         50,851         53,797
      Units issued                                 619          3,170             20             71          1,274            408
      Units redeemed                            (2,905)        (5,755)        (2,816)        (6,008)        (5,053)        (3,354)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period             9,030         11,316         45,777         48,573         47,072         50,851
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                Franklin
                                                    Fidelity                      Fidelity                     Templeton
                                                    Variable                      Variable                      Variable
                                                   Insurance                     Insurance                     Insurance
                                                 Products Fund                 Products Fund                 Products Trust
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                                                                                Franklin
                                                                                                              Small-Mid Cap
                                                                                  VIP High                       Growth
                                                   VIP Growth                      Income                      Securities
                                           --------------------------    --------------------------    --------------------------
                                              2013           2012           2013           2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $    (4,091)   $    (1,775)   $    19,781    $    21,350    $    (3,924)   $    (3,536)
Net realized gains (losses)                      6,746          1,490           (458)        (3,292)        44,084         34,149
Change in unrealized gains (losses)            201,698         73,441          2,173         38,626         96,164          7,091
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                              204,353         73,156         21,496         56,684        136,324         37,704
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                                (4,728)        (5,201)       (36,154)       (48,121)       (32,561)       (18,683)
Payments on termination                         (9,208)        (3,465)       (10,285)        (6,024)       (14,813)        (1,674)
Policy maintenance charge                       (7,093)        (6,461)        (4,818)        (5,200)        (5,235)        (5,555)
Transfers among the sub-accounts
  and with the Fixed Account - net              (4,314)           719        (10,068)         4,760         (3,241)         1,430
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                     (25,343)       (14,408)       (61,325)       (54,585)       (55,850)       (24,482)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS              179,010         58,748        (39,829)         2,099         80,474         13,222
NET ASSETS AT BEGINNING OF PERIOD              595,837        537,089        451,940        449,841        390,082        376,860
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $   774,847    $   595,837    $   412,111    $   451,940    $   470,556    $   390,082
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      34,630         35,480         27,719         31,232         42,547         45,156
      Units issued                                  93            210            435          1,904             21            277
      Units redeemed                            (1,393)        (1,060)        (4,081)        (5,417)        (5,082)        (2,886)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period            33,330         34,630         24,073         27,719         37,486         42,547
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                    Franklin                      Franklin                      Franklin
                                                   Templeton                     Templeton                     Templeton
                                                    Variable                      Variable                      Variable
                                                   Insurance                     Insurance                     Insurance
                                                 Products Trust                Products Trust                Products Trust
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                                                  Templeton
                                                                                 Developing                    Templeton
                                                  Mutual Shares                    Markets                       Foreign
                                                   Securities                    Securities                    Securities
                                           --------------------------    --------------------------    --------------------------
                                              2013           2012           2013           2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $     8,468    $     7,394    $       159    $       161    $     3,140    $     3,940
Net realized gains (losses)                     22,947          6,974            465           (769)         3,933           (925)
Change in unrealized gains (losses)            138,084         65,257           (963)         3,355         35,123         25,998
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                              169,499         79,625           (339)         2,747         42,196         29,013
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                               (44,462)       (15,100)             -         (3,840)             -         (5,183)
Payments on termination                        (26,134)          (913)             -              -        (12,445)          (845)
Policy maintenance charge                       (8,622)        (8,395)          (241)          (321)        (2,385)        (2,198)
Transfers among the sub-accounts
  and with the Fixed Account - net              (6,248)       (11,708)         1,588        (14,698)        (6,140)         6,150
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                     (85,466)       (36,116)         1,347        (18,859)       (20,970)        (2,076)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS               84,033         43,509          1,008        (16,112)        21,226         26,937
NET ASSETS AT BEGINNING OF PERIOD              654,513        611,004         15,673         31,785        202,175        175,238
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $   738,546    $   654,513    $    16,681    $    15,673    $   223,401    $   202,175
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      38,697         40,900            625          1,422         15,078         15,313
      Units issued                                 610          2,924            439            800            411          2,411
      Units redeemed                            (4,955)        (5,127)          (386)        (1,597)        (1,818)        (2,646)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period            34,352         38,697            678            625         13,671         15,078
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                    Franklin
                                                   Templeton
                                                    Variable                    Goldman Sachs                 Goldman Sachs
                                                   Insurance                      Variable                      Variable
                                                 Products Trust               Insurance Trust               Insurance Trust
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                   Templeton                                                 VIT Strategic
                                                     Growth                     VIT Strategic                 International
                                                   Securities                      Growth                        Equity
                                           --------------------------    --------------------------    --------------------------
                                              2013           2012           2013           2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $       454    $       240    $      (117)   $       (40)   $        17    $        19
Net realized gains (losses)                         74            (80)         1,117             83             (1)            (6)
Change in unrealized gains (losses)              6,096          3,643          5,685          3,388            348            254
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                                6,624          3,803          6,685          3,431            364            267
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                                     -              -              -              -              -              -
Payments on termination                              -              -              -              -              -              -
Policy maintenance charge                         (311)          (263)          (237)          (201)           (20)           (18)
Transfers among the sub-accounts
  and with the Fixed Account - net                (145)          (144)             -              1              -              1
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                        (456)          (407)          (237)          (200)           (20)           (17)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS                6,168          3,396          6,448          3,231            344            250
NET ASSETS AT BEGINNING OF PERIOD               22,551         19,155         21,524         18,293          1,587          1,337
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $    28,719    $    22,551    $    27,972    $    21,524    $     1,931    $     1,587
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                       1,621          1,652          2,305          2,328            168            170
      Units issued                                   -             14              -              -              -              -
      Units redeemed                               (29)           (45)           (22)           (23)            (1)            (2)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period             1,592          1,621          2,283          2,305            167            168
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                 Goldman Sachs                 Goldman Sachs
                                                    Variable                      Variable
                                                Insurance Trust               Insurance Trust                Invesco Funds
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                 VIT Structured                VIT Structured
                                                    Small Cap                    U.S. Equity                  Invesco High
                                                   Equity Fund                      Fund                          Yield
                                           --------------------------    --------------------------    --------------------------
                                              2013           2012           2013           2012          2013 (b)        2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $        34    $       257    $       145    $       581    $    28,929    $    16,159
Net realized gains (losses)                     16,595            723          2,536            187        (38,316)        (3,020)
Change in unrealized gains (losses)             14,095         10,443         19,214          6,725         21,251         29,808
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                               30,724         11,423         21,895          7,493         11,864         42,947
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -             10
Benefit payments                                (8,925)        (3,836)        (6,594)             -         (2,498)       (13,160)
Payments on termination                         (9,501)        (6,151)             -              -              -              -
Policy maintenance charge                       (1,330)        (1,401)          (911)          (926)        (1,075)        (2,742)
Transfers among the sub-accounts
  and with the Fixed Account - net                 113           (228)          (117)             -       (306,761)        21,012
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                     (19,643)       (11,616)        (7,622)          (926)      (310,334)         5,120
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS               11,081           (193)        14,273          6,567       (298,470)        48,067
NET ASSETS AT BEGINNING OF PERIOD               98,881         99,074         62,625         56,058        298,470        250,403
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $   109,962    $    98,881    $    76,898    $    62,625    $         -    $   298,470
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                       6,226          6,976          6,468          6,567         35,939         35,515
      Units issued                                   3              8              -              -          4,084          3,718
      Units redeemed                            (1,077)          (758)          (640)           (99)       (40,023)        (3,294)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period             5,152          6,226          5,828          6,468              -         35,939
                                           ===========    ===========    ===========    ===========    ===========    ===========

(b) On April 26, 2013, Invesco High Yield merged into Invesco V.I. High Yield

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                 Invesco Funds                  Invesco Funds                Invesco Funds
                                                  Sub-Account                    Sub-Account                  Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                                                 Invesco V.I.                 Invesco V.I.
                                                  Invesco S&P                     American                      American
                                                   500 Index                    Franchise (c)                   Value (d)
                                           --------------------------    --------------------------    --------------------------
                                              2013           2012           2013          2012 (k)        2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $    14,841    $     8,785    $   (24,449)   $   (35,913)   $      (565)   $      (384)
Net realized gains (losses)                     37,802         68,213         77,593        (27,463)         8,875          1,454
Change in unrealized gains (losses)            253,080         82,260      1,720,753        165,700         58,957         28,866
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                              305,723        159,258      1,773,897        102,324         67,267         29,936
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -             10              -              -
Benefit payments                               (27,790)      (438,072)      (293,692)      (355,122)       (22,223)        (9,426)
Payments on termination                        (10,789)       (68,826)       (49,779)       (81,197)        (1,378)        (6,378)
Policy maintenance charge                      (14,168)       (13,106)       (55,545)       (45,337)        (3,209)        (3,046)
Transfers among the sub-accounts
  and with the Fixed Account - net              61,472        105,131        (76,810)     3,436,290          2,744          2,285
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                       8,725       (414,873)      (475,826)     2,954,644        (24,066)       (16,565)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS              314,448       (255,615)     1,298,071      3,056,968         43,201         13,371
NET ASSETS AT BEGINNING OF PERIOD              965,826      1,221,441      4,781,497      1,724,529        209,735        196,364
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $ 1,280,274    $   965,826    $ 6,079,568    $ 4,781,497    $   252,936    $   209,735
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      83,992        121,756        485,126        192,022         12,222         13,302
      Units issued                               9,967         15,387          1,697        365,914            552          1,669
      Units redeemed                            (8,790)       (53,151)       (41,947)       (72,810)        (1,697)        (2,749)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period            85,169         83,992        444,876        485,126         11,077         12,222
                                           ===========    ===========    ===========    ===========    ===========    ===========

(c) Previously known as Invesco VK V.I. American Franchise
(d) Previously known as Invesco VK V.I. American Value
(k) On April 27, 2012, Invesco V.I. Capital Appreciation merged into Invesco V.I. American Franchise

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                       Invesco Funds    Invesco Funds           Invesco Funds                Invesco Funds
                                        Sub-Account      Sub-Account             Sub-Account                  Sub-Account
                                       -------------    -------------    --------------------------    --------------------------
                                        Invesco V.I.     Invesco V.I.
                                           Capital         Capital              Invesco V.I.                 Invesco V.I.
                                        Appreciation     Development              Comstock                    Core Equity
                                       -------------    -------------    --------------------------    --------------------------
                                          2012 (k)        2012 (l)          2013           2012           2013           2012
                                       -------------    -------------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)           $      (9,905)   $      (1,020)   $     2,029    $     2,054    $    25,278    $     2,231
Net realized gains (losses)                 (124,139)          50,162          3,063            271        166,774        103,368
Change in unrealized gains (losses)          597,273           (5,589)        70,554         33,453      1,114,210        480,010
                                       -------------    -------------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                            463,229           43,553         75,646         35,778      1,306,262        585,609
                                       -------------    -------------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                           -                -              -              -              -              -
Benefit payments                            (106,227)          (6,683)        (5,403)       (28,007)      (203,758)      (390,096)
Payments on termination                         (938)               -              -              -        (97,042)       (17,875)
Policy maintenance charge                    (12,176)          (1,222)        (3,108)        (3,179)       (50,607)       (48,314)
Transfers among the sub-accounts
  and with the Fixed Account - net        (3,418,986)        (358,403)          (777)        14,365          3,605        (92,215)
                                       -------------    -------------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                (3,538,327)        (366,308)        (9,288)       (16,821)      (347,802)      (548,500)
                                       -------------    -------------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS         (3,075,098)        (322,755)        66,358         18,957        958,460         37,109
NET ASSETS AT BEGINNING OF PERIOD          3,075,098          322,755        219,847        200,890      4,816,970      4,779,861
                                       -------------    -------------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD            $           -    $           -    $   286,205    $   219,847    $ 5,775,430    $ 4,816,970
                                       =============    =============    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   315,166           25,427         20,868         22,532        296,082        331,511
      Units issued                             7,845                -            432          5,139          7,430          3,325
      Units redeemed                        (323,011)         (25,427)        (1,140)        (6,803)       (26,413)       (38,754)
                                       -------------    -------------    -----------    -----------    -----------    -----------
  Units outstanding at end of period               -                -         20,160         20,868        277,099        296,082
                                       =============    =============    ===========    ===========    ===========    ===========

(k) On April 27, 2012, Invesco V.I. Capital Appreciation merged into Invesco V.I. American Franchise
(l) On April 27, 2012, Invesco V.I. Capital Development merged into Invesco V.I.  Mid Cap Growth

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                 Invesco Funds                 Invesco Funds                 Invesco Funds
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                  Invesco V.I.                  Invesco V.I.                  Invesco V.I.
                                                   Diversified                   Diversified                   Equity and
                                                    Dividend                       Income                        Income
                                           --------------------------    --------------------------    --------------------------
                                              2013           2012           2013           2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $    28,821    $    20,668    $    80,244    $    85,564    $    40,968    $    47,800
Net realized gains (losses)                     48,633        (14,141)       (45,463)       (48,540)        82,817        (15,795)
Change in unrealized gains (losses)            490,134        313,782        (54,916)       176,388      1,115,530        549,206
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                              567,588        320,309        (20,135)       213,412      1,239,315        581,211
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                              (128,557)      (128,145)       (93,891)      (146,377)      (389,732)      (534,968)
Payments on termination                       (101,203)       (52,568)       (22,591)        (7,407)       (38,706)       (29,827)
Policy maintenance charge                      (22,502)       (21,052)       (22,887)       (26,440)       (64,332)       (63,242)
Transfers among the sub-accounts
  and with the Fixed Account - net              13,164        (36,619)       (25,698)        17,423        166,837         20,346
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                    (239,098)      (238,384)      (165,067)      (162,801)      (325,933)      (607,691)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS              328,490         81,925       (185,202)        50,611        913,382        (26,480)
NET ASSETS AT BEGINNING OF PERIOD            1,972,280      1,890,355      2,276,578      2,225,967      5,268,137      5,294,617
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $ 2,300,770    $ 1,972,280    $ 2,091,376    $ 2,276,578    $ 6,181,519    $ 5,268,137
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                     136,942        154,432        156,440        167,794        515,990        578,558
      Units issued                               1,594         15,024          2,271          5,067         18,322          4,162
      Units redeemed                           (15,521)       (32,514)        13,828        (16,421)       (46,288)       (66,730)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period           123,015        136,942        144,882        156,440        488,025        515,990
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                  Invesco Funds                 Invesco Funds                Invesco Funds
                                                   Sub-Account                   Sub-Account                  Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                  Invesco V.I.                  Invesco V.I.
                                                   Global Core                   Government                   Invesco V.I.
                                                     Equity                      Securities                    High Yield
                                           --------------------------    --------------------------    --------------------------
                                              2013           2012           2013           2012          2013 (b)        2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $     7,380    $    10,691    $    81,181    $    81,876    $    55,730    $    43,318
Net realized gains (losses)                     (4,350)       (12,550)        (2,334)        23,418         10,566         (2,283)
Change in unrealized gains (losses)            136,140         78,572       (197,076)       (46,144)           364        112,339
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                              139,170         76,713       (118,229)        59,150         66,660        153,374
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                               (44,899)       (50,216)      (340,407)      (390,200)       (98,181)       (67,218)
Payments on termination                         (3,270)          (623)       (53,667)       (70,940)       (36,584)        (2,144)
Policy maintenance charge                       (6,739)        (6,396)       (32,688)       (42,948)       (12,312)       (11,436)
Transfers among the sub-accounts
  and with the Fixed Account - net                (926)        20,632       (137,864)       (14,173)       250,286         13,892
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                     (55,834)       (36,603)      (564,626)      (518,261)       103,209        (66,906)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS               83,336         40,110       (682,855)      (459,111)       169,869         86,468
NET ASSETS AT BEGINNING OF PERIOD              681,100        640,990      3,551,008      4,010,119      1,082,460        995,992
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $   764,436    $   681,100    $ 2,868,153    $ 3,551,008    $ 1,252,329    $ 1,082,460
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      73,088         77,571        194,557        223,204         67,746         72,384
      Units issued                                   -          2,336            667          3,785         37,378          1,110
      Units redeemed                            (5,330)        (6,819)       (32,255)       (32,432)       (17,550)        (5,748)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period            67,758         73,088        162,969        194,557         87,574         67,746
                                           ===========    ===========    ===========    ===========    ===========    ===========

(b) On April 26, 2013, Invesco High Yield merged into Invesco V.I. High Yield

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                 Invesco Funds                 Invesco Funds                  Invesco Funds
                                                  Sub-Account                   Sub-Account                    Sub-Account
                                           --------------------------    --------------------------    ----------------------------
                                                  Invesco V.I.                  Invesco V.I.
                                                 International                  Mid Cap Core                   Invesco V.I.
                                                     Growth                        Equity                   Mid Cap Growth (e)
                                           --------------------------    --------------------------    ----------------------------
                                              2013           2012           2013           2012           2013        2012 (l), (m)
                                           -----------    -----------    -----------    -----------    -----------    -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $     3,926    $     6,373    $      (752)   $    (4,003)   $    (1,802)   $      (1,991)
Net realized gains (losses)                     34,258         25,847         49,463         18,406         17,483             (781)
Change in unrealized gains (losses)            173,764        127,889         57,204         29,329         93,442           (5,993)
                                           -----------    -----------    -----------    -----------    -----------    -------------
Increase (decrease) in net assets
  from operations                              211,948        160,109        105,915         43,732        109,123           (8,765)
                                           -----------    -----------    -----------    -----------    -----------    -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -                9
Benefit payments                               (62,904)       (84,156)       (58,743)       (49,121)       (49,654)               -
Payments on termination                        (11,275)        (4,388)        (6,501)       (66,838)       (18,312)               -
Policy maintenance charge                      (13,002)       (13,143)        (4,934)        (6,131)        (3,319)          (2,152)
Transfers among the sub-accounts
  and with the Fixed Account - net              (8,059)       (15,936)        (4,312)       (24,984)       (28,332)         346,487
                                           -----------    -----------    -----------    -----------    -----------    -------------
Increase (decrease) in net assets
  from policy transactions                     (95,240)      (117,623)       (74,490)      (147,074)       (99,617)         344,344
                                           -----------    -----------    -----------    -----------    -----------    -------------
INCREASE (DECREASE) IN NET ASSETS              116,708         42,486         31,425       (103,342)         9,506          335,579
NET ASSETS AT BEGINNING OF PERIOD            1,229,869      1,187,383        403,523        506,865        335,579                -
                                           -----------    -----------    -----------    -----------    -----------    -------------
NET ASSETS AT END OF PERIOD                $ 1,346,577    $ 1,229,869    $   434,948    $   403,523    $   345,085    $     335,579
                                           ===========    ===========    ===========    ===========    ===========    =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      67,993         75,132         21,018         29,030         34,355                -
      Units issued                                 355            513             58             85              -           35,776
      Units redeemed                            (5,194)        (7,652)        (3,330)        (8,097)        (8,337)          (1,421)
                                           -----------    -----------    -----------    -----------    -----------    -------------
  Units outstanding at end of period            63,154         67,993         17,746         21,018         26,018           34,355
                                           ===========    ===========    ===========    ===========    ===========    =============

(e) Previously known as Invesco VK V.I. Mid Cap Growth
(l) On April 27, 2012, Invesco V.I. Capital Development merged into Invesco V.I.  Mid Cap Growth
(m) For period beginning April 27, 2012 and ended December 31, 2012

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                 Invesco Funds                 Invesco Funds                 Invesco Funds
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                  Invesco V.I.                  Invesco V.I.                  Invesco V.I.
                                                  Money Market                   Technology                    Utilities
                                           --------------------------    --------------------------    --------------------------
                                               2013           2012           2013          2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $   (18,078)   $   (18,963)   $    (1,613)   $    (1,617)   $    18,461    $    19,712
Net realized gains (losses)                          -              -         17,202          7,188         24,500         35,007
Change in unrealized gains (losses)                  -              -         23,766         10,969         39,883        (32,863)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                              (18,078)       (18,963)        39,355         16,540         82,844         21,856
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                              (120,704)       (49,298)        (2,811)             -        (25,092)       (25,364)
Payments on termination                              -         (2,029)             -              -           (615)             -
Policy maintenance charge                      (18,340)       (22,952)        (1,933)        (2,004)        (9,069)        (9,313)
Transfers among the sub-accounts
  and with the Fixed Account - net             (49,059)       107,389          1,049        (21,466)         5,007         20,429
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                    (188,103)        33,110         (3,695)       (23,470)       (29,769)       (14,248)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS             (206,181)        14,147         35,660         (6,930)        53,075          7,608
NET ASSETS AT BEGINNING OF PERIOD            2,194,110      2,179,963        166,331        173,261        850,766        843,158
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $ 1,987,929    $ 2,194,110    $   201,991    $   166,331    $   903,841    $   850,766
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                     176,311        173,647         11,797         13,552         42,242         42,984
      Units issued                                 299          8,623             66             96            219          1,371
      Units redeemed                           (15,477)        (5,959)          (311)        (1,851)        (1,576)        (2,113)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period           161,133        176,311         11,552         11,797         40,885         42,242
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                                                MFS Variable                  MFS Variable
                                                 Invesco Funds                Insurance Trust               Insurance Trust
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                  Invesco V.I.
                                                     Value                                                   MFS Investors
                                                Opportunity (f)                  MFS Growth                      Trust
                                           --------------------------    --------------------------    --------------------------
                                               2013           2012           2013          2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $     4,631    $     3,982    $    (6,393)   $    (7,625)   $       299    $       (13)
Net realized gains (losses)                      6,581        (15,190)        22,866         (1,121)         4,908            796
Change in unrealized gains (losses)            203,966        116,592        278,238        133,305         31,703         18,166
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                              215,178        105,384        294,711        124,559         36,910         18,949
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                               (54,024)       (55,942)       (52,715)       (24,941)        (5,347)             -
Payments on termination                        (12,205)        (8,751)       (13,160)        (8,632)        (3,871)             -
Policy maintenance charge                       (8,755)        (9,232)        (9,113)        (8,221)        (1,711)        (1,592)
Transfers among the sub-accounts
  and with the Fixed Account - net              (1,086)         2,145         (5,270)         3,891          5,230           (652)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                     (76,070)       (71,780)       (80,258)       (37,903)        (5,699)        (2,244)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS              139,108         33,604        214,453         86,656         31,211         16,705
NET ASSETS AT BEGINNING OF PERIOD              683,497        649,893        856,995        770,339        121,982        105,277
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $   822,605    $   683,497    $ 1,071,448    $   856,995    $   153,193    $   121,982
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      54,788         60,766         45,948         48,047         10,739         10,947
      Units issued                                   -          1,939              -          1,285            469              5
      Units redeemed                            (5,045)        (7,917)        (3,592)        (3,384)          (902)          (213)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period            49,743         54,788         42,356         45,948         10,306         10,739
                                           ===========    ===========    ===========    ===========    ===========    ===========

(f) Previously known as Invesco VK V.I. Value Opportunity

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                  MFS Variable                  MFS Variable                  MFS Variable
                                                Insurance Trust               Insurance Trust               Insurance Trust
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                    MFS New
                                                   Discovery                    MFS Research                 MFS Utilities
                                           --------------------------    --------------------------    --------------------------
                                               2013           2012           2013          2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $      (631)   $      (522)   $      (721)   $      (107)   $     3,404    $    11,698
Net realized gains (losses)                      3,121          7,069          6,427          2,109         18,411          9,376
Change in unrealized gains (losses)             20,868          3,626         28,301         13,474         14,214          2,143
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                               23,358         10,173         34,007         15,476         36,029         23,217
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                                (5,267)        (4,177)        (5,363)        (3,288)       (38,633)        (4,218)
Payments on termination                              -              -           (332)          (887)             -              -
Policy maintenance charge                         (933)          (858)        (1,432)        (1,447)        (2,838)        (3,022)
Transfers among the sub-accounts
  and with the Fixed Account - net              (1,058)           260           (594)         5,564          6,871        (10,165)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                      (7,258)        (4,775)        (7,721)           (58)       (34,600)       (17,405)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS               16,100          5,398         26,286         15,418          1,429          5,812
NET ASSETS AT BEGINNING OF PERIOD               59,825         54,427        111,123         95,705        200,331        194,519
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $    75,925    $    59,825    $   137,409    $   111,123    $   201,760    $   200,331
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                       4,463          4,878         11,332         11,342          6,559          7,162
      Units issued                                 332          2,112            464            581            482            787
      Units redeemed                              (757)        (2,527)        (1,108)          (591)        (1,511)        (1,390)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period             4,038          4,463         10,688         11,332          5,530          6,559
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                 Morgan Stanley                Morgan Stanley                Morgan Stanley
                                                    Variable                      Variable                      Variable
                                               Investment Series             Investment Series             Investment Series
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                   Aggressive                                                   European
                                                     Equity                    Capital Growth                    Growth
                                           --------------------------    --------------------------    --------------------------
                                             2013 (g)         2012         2013 (g)        2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $      (881)   $    (3,255)   $   (12,742)   $   (21,519)   $     7,895    $     7,976
Net realized gains (losses)                    114,399         69,514        143,250        109,542         (2,838)       (48,570)
Change in unrealized gains (losses)            (94,390)       (27,000)     1,022,900        167,095         85,537        101,657
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                               19,128         39,259      1,153,408        255,118         90,594         61,063
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              7
Benefit payments                                (7,077)        (7,727)       (71,518)      (129,031)       (12,418)       (14,828)
Payments on termination                              -        (88,375)      (141,423)      (165,077)        (9,845)       (99,178)
Policy maintenance charge                         (882)        (3,212)       (29,976)       (26,488)        (3,396)        (3,713)
Transfers among the sub-accounts
  and with the Fixed Account - net            (310,272)       (21,731)       226,875        (29,740)        10,936        (29,222)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                    (318,231)      (121,045)       (16,042)      (350,336)       (14,723)      (146,934)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS             (299,103)       (81,786)     1,137,366        (95,218)        75,871        (85,871)
NET ASSETS AT BEGINNING OF PERIOD              299,103        380,889      2,234,035      2,329,253        350,953        436,824
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $         -    $   299,103    $ 3,371,401    $ 2,234,035    $   426,824    $   350,953
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      16,649         23,500         96,855        112,457         19,886         29,069
      Units issued                                 951              -         13,460              -            565              -
      Units redeemed                           (17,600)        (6,851)       (12,486)       (15,602)        (1,311)        (9,183)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period                 -         16,649         97,829         96,855         19,140         19,886
                                           ===========    ===========    ===========    ===========    ===========    ===========

(g) On April 26, 2013, Aggressive Equity merged into Capital Growth

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                 Morgan Stanley                Morgan Stanley                Morgan Stanley
                                                    Variable                      Variable                      Variable
                                               Investment Series             Investment Series             Investment Series
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                     Global                       Limited
                                                 Infrastructure                   Duration                    Money Market
                                           --------------------------    --------------------------    --------------------------
                                               2013           2012           2013          2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $    10,036    $     7,201    $     5,841    $    10,381    $    (8,504)   $   (10,826)
Net realized gains (losses)                     37,258          7,450         (8,798)        (8,895)             -              -
Change in unrealized gains (losses)             41,186         65,212          1,064          8,911              -              -
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                               88,480         79,863         (1,893)        10,397         (8,504)       (10,826)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -             12              -              -              -              -
Benefit payments                               (24,200)       (83,314)       (38,193)             -        (15,853)      (190,554)
Payments on termination                         (3,221)            (2)       (41,424)       (60,752)        (2,054)        (5,745)
Policy maintenance charge                       (4,946)        (4,566)        (3,549)        (5,628)        (9,076)       (11,887)
Transfers among the sub-accounts
  and with the Fixed Account - net              20,274         27,765         23,345         90,630         (2,617)      (469,196)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                     (12,093)       (60,105)       (59,821)        24,250        (29,600)      (677,382)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS               76,387         19,758        (61,714)        34,647        (38,104)      (688,208)
NET ASSETS AT BEGINNING OF PERIOD              526,134        506,376        447,212        412,565        976,140      1,664,348
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $   602,521    $   526,134    $   385,498    $   447,212    $   938,036    $   976,140
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      23,819         26,964         38,202         36,092         76,837        129,846
      Units issued                                 919          1,354          6,430         14,628            380              -
      Units redeemed                            (1,395)        (4,499)       (11,534)       (12,518)        (2,720)       (53,009)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period            23,343         23,819         33,098         38,202         74,497         76,837
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                 Morgan Stanley                Morgan Stanley                 Oppenheimer
                                                    Variable                      Variable                      Variable
                                               Investment Series             Investment Series               Account Funds
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                                                                              Oppenheimer
                                                 Quality Income                                                 Capital
                                                      Plus                       Strategist                   Appreciation
                                           --------------------------    --------------------------    --------------------------
                                              2013           2012          2013 (h)        2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $    78,331    $    94,432    $    34,175    $    14,579    $       408    $      (821)
Net realized gains (losses)                     14,082         19,053       (346,221)       (19,153)        20,965         22,688
Change in unrealized gains (losses)            (93,569)       121,760        398,827         80,876         65,584         26,752
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                               (1,156)       235,245         86,781         76,302         86,957         48,619
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                               (69,105)       (71,820)       (54,330)       (71,169)       (41,959)       (58,108)
Payments on termination                        (43,781)       (55,376)       (25,295)       (24,082)       (12,377)       (23,169)
Policy maintenance charge                      (20,976)       (22,658)        (4,314)       (14,407)        (3,819)        (4,609)
Transfers among the sub-accounts
  and with the Fixed Account - net              22,224        210,943     (1,314,712)        34,718         (1,610)          (905)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                    (111,638)        61,089     (1,398,651)       (74,940)       (59,765)       (86,791)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS             (112,794)       296,334     (1,311,870)         1,362         27,192        (38,172)
NET ASSETS AT BEGINNING OF PERIOD            1,981,844      1,685,510      1,311,870      1,310,508        334,709        372,881
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $ 1,869,050    $ 1,981,844    $         -    $ 1,311,870    $   361,901    $   334,709
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      86,342         83,028         66,673         70,563         37,978         47,850
      Units issued                               4,692         14,302          1,455          3,611              7             25
      Units redeemed                            (9,705)       (10,988)       (68,128)        (7,501)        (6,048)        (9,897)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period            81,329         86,342              -         66,673         31,937         37,978
                                           ===========    ===========    ===========    ===========    ===========    ===========

(h) On April 26, 2013, Strategist merged into Morgan Stanley UIF Global Tactical Asset Allocation Class I

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                  Oppenheimer                   Oppenheimer                   Oppenheimer
                                                    Variable                      Variable                      Variable
                                                 Account Funds                 Account Funds                 Account Funds
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                                                                              Oppenheimer
                                                  Oppenheimer                                                    Global
                                                   Discovery                    Oppenheimer                    Strategic
                                               MidCap Growth (i)                 Global (j)                      Income
                                           --------------------------    --------------------------    --------------------------
                                               2013           2012           2013          2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $    (1,047)   $      (949)   $     1,691    $     4,141    $    34,694    $    49,637
Net realized gains (losses)                      1,892          2,406          8,214          9,016          7,518         29,138
Change in unrealized gains (losses)             34,430         13,211         71,249         44,038        (51,287)        30,865
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                               35,275         14,668         81,154         57,195         (9,075)       109,640
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                                (2,074)        (2,314)        (5,267)       (32,746)       (50,648)      (133,220)
Payments on termination                              -         (3,513)       (10,993)        (4,943)       (10,633)       (12,203)
Policy maintenance charge                       (1,243)        (1,231)        (3,659)        (3,603)       (10,145)       (12,078)
Transfers among the sub-accounts
  and with the Fixed Account - net                (197)          (346)         5,771            143          2,041         (5,591)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                      (3,514)        (7,404)       (14,148)       (41,149)       (69,385)      (163,092)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS               31,761          7,264         67,006         16,046        (78,460)       (53,452)
NET ASSETS AT BEGINNING OF PERIOD              102,606         95,342        315,511        299,465        870,555        924,007
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $   134,367    $   102,606    $   382,517    $   315,511    $   792,095    $   870,555
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      18,620         19,966         21,177         24,155         41,698         49,796
      Units issued                                   -              -            396             41            373            410
      Units redeemed                              (527)        (1,346)        (1,224)        (3,019)        (3,738)        (8,508)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period            18,093         18,620         20,349         21,177         38,333         41,698
                                           ===========    ===========    ===========    ===========    ===========    ===========

(i) Previously known as Oppenheimer Small & MidCap Growth Fund
(j) Previously known as Oppenheimer Global Securities

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                  Oppenheimer
                                                    Variable                       Putnam                        Putnam
                                                 Account Funds                 Variable Trust                Variable Trust
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                  Oppenheimer                    VT Equity                     VT Global
                                                  Main Street                      Income                     Health Care
                                           --------------------------    --------------------------    --------------------------
                                               2013           2012           2013          2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $     1,420    $       438    $     1,108    $     1,129    $        79    $       246
Net realized gains (losses)                     23,368         19,565          9,770          1,063          4,388         10,220
Change in unrealized gains (losses)            150,898         71,482         15,562         11,993          8,050           (288)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                              175,686         91,485         26,440         14,185         12,517         10,178
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                               (30,339)       (67,080)       (17,349)             -         (5,365)             -
Payments on termination                        (14,631)       (13,110)          (265)          (698)             -        (30,397)
Policy maintenance charge                       (7,370)        (7,536)          (978)        (1,126)          (480)          (732)
Transfers among the sub-accounts
  and with the Fixed Account - net              (8,632)         3,278         (1,751)          (720)          (983)         5,581
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                     (60,972)       (84,448)       (20,343)        (2,544)        (6,828)       (25,548)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS              114,714          7,037          6,097         11,641          5,689        (15,370)
NET ASSETS AT BEGINNING OF PERIOD              595,706        588,669         90,517         78,876         31,971         47,341
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $   710,420    $   595,706    $    96,614    $    90,517    $    37,660    $    31,971
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      56,411         64,565          5,002          5,153          2,223          3,988
      Units issued                                 456            561             32             11            314            394
      Units redeemed                            (5,353)        (8,715)          (966)          (162)          (672)        (2,159)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period            51,514         56,411          4,068          5,002          1,865          2,223
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                     Putnam                        Putnam                        Putnam
                                                 Variable Trust                Variable Trust                Variable Trust
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                                                                                   VT
                                                 VT Growth and                   VT Growth                   International
                                                     Income                    Opportunities                     Equity
                                           --------------------------    --------------------------    --------------------------
                                               2013           2012           2013          2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $     1,092    $     1,016    $      (141)   $      (276)   $       260    $       544
Net realized gains (losses)                         (8)        (2,485)         1,108          1,933           (131)          (343)
Change in unrealized gains (losses)             38,214         22,671          9,377          3,403         12,524          8,019
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                               39,298         21,202         10,344          5,060         12,653          8,220
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                               (19,204)       (12,277)             -         (5,981)             -              -
Payments on termination                         (3,352)             -              -              -              -              -
Policy maintenance charge                       (1,799)        (1,980)          (427)          (429)          (500)          (482)
Transfers among the sub-accounts
  and with the Fixed Account - net               5,370           (350)        (1,973)           475           (307)           163
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                     (18,985)       (14,607)        (2,400)        (5,935)          (807)          (319)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS               20,313          6,595          7,944           (875)        11,846          7,901
NET ASSETS AT BEGINNING OF PERIOD              125,094        118,499         30,600         31,475         47,255         39,354
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $   145,407    $   125,094    $    38,544    $    30,600    $    59,101    $    47,255
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                       9,980         11,162          2,415          2,895          3,527          3,548
      Units issued                                 404             14              1             45             47             46
      Units redeemed                            (1,756)        (1,196)          (161)          (525)           (99)           (67)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period             8,628          9,980          2,255          2,415          3,475          3,527
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                                               The Universal                 The Universal
                                                     Putnam                    Institutional                 Institutional
                                                 Variable Trust                 Funds, Inc.                   Funds, Inc.
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                                               Morgan Stanley
                                                                               UIF Core Plus                 Morgan Stanley
                                                                                Fixed Income                  UIF Emerging
                                                  VT Research                     Class I                   Markets Class I
                                           --------------------------    --------------------------    --------------------------
                                               2013           2012           2013          2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $        78    $        64    $    20,196    $    26,286    $       620    $    (2,211)
Net realized gains (losses)                        658          2,659         (8,862)        (2,129)         2,923          2,130
Change in unrealized gains (losses)              9,707          3,720        (21,612)        33,439         (7,846)        41,930
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                               10,443          6,443        (10,278)        57,596         (4,303)        41,849
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                                     -              -        (94,020)        (8,958)             -              -
Payments on termination                              -        (10,687)        (9,444)        (4,937)        (3,094)       (10,174)
Policy maintenance charge                         (488)          (544)        (7,595)        (9,893)        (2,243)        (2,557)
Transfers among the sub-accounts
  and with the Fixed Account - net              (1,340)        (1,353)       (11,933)        (1,468)        (9,444)       (21,173)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                      (1,828)       (12,584)      (122,992)       (25,256)       (14,781)       (33,904)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS                8,615         (6,141)      (133,270)        32,340        (19,084)         7,945
NET ASSETS AT BEGINNING OF PERIOD               33,395         39,536        726,720        694,380        242,208        234,263
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $    42,010    $    33,395    $   593,450    $   726,720    $   223,124    $   242,208
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                       2,561          3,544         43,324         44,897          8,307          9,551
      Units issued                                   -             39            730          3,338            338          2,194
      Units redeemed                              (123)        (1,022)        (8,242)        (4,911)          (843)        (3,438)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period             2,438          2,561         35,812         43,324          7,802          8,307
                                           ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                 The Universal                 The Universal                 The Universal
                                                 Institutional                 Institutional                 Institutional
                                                  Funds, Inc.                   Funds, Inc.                   Funds, Inc.
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                           --------------------------    --------------------------    --------------------------
                                                 Morgan Stanley
                                              UIF Global Tactical              Morgan Stanley                Morgan Stanley
                                                Asset Allocation                 UIF Growth                  UIF U.S. Real
                                                    Class I                       Class I                    Estate Class I
                                           --------------------------    --------------------------    --------------------------
                                             2013 (h)        2012           2013          2012           2013           2012
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)               $    (7,780)   $     1,414    $    (2,494)   $    (4,659)   $       463    $      (255)
Net realized gains (losses)                       (208)          (544)        51,665         58,292          8,027          6,262
Change in unrealized gains (losses)            149,209         13,388        175,758         12,146         (4,327)        35,840
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from operations                              141,221         14,258        224,929         65,779          4,163         41,847
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                             -              -              -              -              -              -
Benefit payments                               (13,753)             -        (29,700)        (3,972)       (32,630)       (21,434)
Payments on termination                         (9,333)             -         (1,080)             -        (11,467)             -
Policy maintenance charge                      (10,363)        (1,222)        (9,426)        (8,978)        (4,290)        (4,809)
Transfers among the sub-accounts
  and with the Fixed Account - net           1,318,633            (28)       (23,225)       (97,219)          (343)        18,994
                                           -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from policy transactions                   1,285,184         (1,250)       (63,431)      (110,169)       (48,730)        (7,249)
                                           -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS            1,426,405         13,008        161,498        (44,390)       (44,567)        34,598
NET ASSETS AT BEGINNING OF PERIOD              124,518        111,510        508,616        553,006        286,015        251,417
                                           -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AT END OF PERIOD                $ 1,550,923    $   124,518    $   670,114    $   508,616    $   241,448    $   286,015
                                           ===========    ===========    ===========    ===========    ===========    ===========
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                       9,821          9,923         39,994         48,979          8,735          8,832
      Units issued                             101,114             41            520          2,285            141          2,461
      Units redeemed                            (4,478)          (143)        (5,120)       (11,270)        (1,418)        (2,558)
                                           -----------    -----------    -----------    -----------    -----------    -----------
  Units outstanding at end of period           106,457          9,821         35,394         39,994          7,458          8,735
                                           ===========    ===========    ===========    ===========    ===========    ===========

(h) On April 26, 2013, Strategist merged into Morgan Stanley UIF Global Tactical Asset Allocation Class I

See notes to financial statements.

                 ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     Organization

     Allstate Life Variable Life Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company ("Allstate"). The assets of the Account are legally segregated from those of Allstate. Allstate is a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by Allstate Insurance Holdings, LLC, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     The assets within the Account are legally segregated from each other into sub-accounts (the "sub-accounts"). Allstate issued three life insurance policies, the Morgan Stanley Variable Life, the Allstate Provider Variable Life, and the AIM Lifetime PlusSM Variable Life (collectively the "Policies"), the deposits of which are invested at the direction of the policyholders in the sub-accounts that comprise the Account. The Account accepts additional deposits from existing policyholders but is closed to new policyholders. Absent any policy provisions wherein Allstate contractually guarantees a specified death benefit, variable life policyholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts listed below invest in the corresponding mutual fund portfolios and the underlying mutual funds (collectively the "Funds" or individually a "Fund"):

     American Century Variable Portfolios, Inc.                                      Invesco V.I. American Franchise
          American Century VP Balanced                                                 (Previously known as Invesco VK V.I.
          American Century VP International                                            American Franchise); (On April 27,
     Dreyfus Socially Responsible Growth                                               2012, Invesco V.I. Capital
     Fund, Inc.                                                                        Appreciation merged into Invesco V.I.
          Dreyfus Socially Responsible Growth                                          American Franchise)
            Fund                                                                     Invesco V.I. American Value (Previously
     Dreyfus Stock Index Fund                                                          known as Invesco VK V.I. American
          Dreyfus Stock Index Fund                                                     Value)
     Dreyfus Variable Investment Fund                                                Invesco V.I. Capital Appreciation (On
          VIF Growth & Income                                                          April 27, 2012, Invesco V.I. Capital
          VIF Money Market                                                             Appreciation merged into Invesco V.I.
     Fidelity Variable Insurance Products Fund                                         American Franchise)
          VIP Asset Manager Growth                                                   Invesco V.I. Capital Development (On
          VIP Contrafund                                                               April 27, 2012, Invesco V.I. Capital
          VIP Equity-Income                                                            Development merged into Invesco V.I.
          VIP Growth                                                                   Mid Cap Growth)
          VIP High Income                                                            Invesco V.I. Comstock
     Franklin Templeton Variable Insurance                                           Invesco V.I. Core Equity
       Products Trust                                                                Invesco V.I. Diversified Dividend
          Franklin Small-Mid Cap Growth                                              Invesco V.I. Diversified Income
            Securities                                                               Invesco V.I. Equity and Income
          Mutual Shares Securities                                                   Invesco V.I. Global Core Equity
          Templeton Developing Markets Securities                                    Invesco V.I. Government Securities
          Templeton Foreign Securities                                               Invesco V.I. High Yield (On April 26,
          Templeton Growth Securities                                                  2013, Invesco High Yield merged into
     Goldman Sachs Variable Insurance Trust                                            Invesco V.I. High Yield)
          VIT Strategic Growth                                                       Invesco V.I. International Growth
          VIT Strategic International Equity
          VIT Structured Small Cap Equity Fund
          VIT Structured U.S. Equity Fund
     Invesco Funds
          Invesco High Yield (On April 26, 2013,
            Invesco High Yield merged into
            Invesco V.I. High Yield)
          Invesco S&P 500 Index





                                       48

                 ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Invesco Funds (Continued)                                                       Morgan Stanley Variable Investment Series
          Invesco V.I. Mid Cap Core Equity                                                (Continued)
          Invesco V.I. Mid Cap Growth (Previously                                         Strategist (On April 26, 2013, Strategist
            known as Invesco VK V.I. Mid Cap                                                merged into Morgan Stanley UIF
            Growth); (For period beginning April                                            Global Tactical Asset Allocation
            27, 2012, and ended December 31,                                                Class I)
            2012); (On April 27, 2012, Invesco V.I.                                  Oppenheimer Variable Account Funds
            Capital Development merged into                                               Oppenheimer Capital Appreciation
            Invesco V.I. Mid Cap Growth)                                                  Oppenheimer Discovery MidCap Growth
          Invesco V.I. Money Market                                                         (Previously known as Oppenheimer
          Invesco V.I. Technology                                                           Small & MidCap Growth Fund)
          Invesco V.I. Utilities                                                          Oppenheimer Global (Previously known as
          Invesco V.I. Value Opportunity                                                    Oppenheimer Global Securities)
            (Previously known as Invesco VK V.I.                                          Oppenheimer Global Strategic Income
            Value Opportunity)                                                            Oppenheimer Main Street
          MFS Variable Insurance Trust                                                         Putnam Variable Trust
          MFS Growth                                                                      VT Equity Income
          MFS Investors Trust                                                             VT Global Health Care
          MFS New Discovery                                                               VT Growth and Income
          MFS Research                                                                    VT Growth Opportunities
          MFS Utilities                                                                   VT International Equity
     Morgan Stanley Variable Investment Series                                            VT Research
          Aggressive Equity (On April 26, 2013,                                      The Universal Institutional Funds, Inc.
            Aggressive Equity merged into Capital                                         Morgan Stanley UIF Core Plus Fixed
            Growth)                                                                         Income Class I
          Capital Growth (On April 26, 2013,                                              Morgan Stanley UIF Emerging Markets
            Aggressive Equity merged into Capital                                           Class I
            Growth)                                                                       Morgan Stanley UIF Global Tactical Asset
          European Growth                                                                   Allocation Class I (On April 26, 2013,
          Global Infrastructure                                                             Strategist merged into Morgan Stanley
          Limited Duration                                                                  UIF Global Tactical Asset Allocation
          Money Market                                                                      Class I)
          Quality Income Plus                                                             Morgan Stanley UIF Growth Class I
                                                                                          Morgan Stanley UIF U.S. Real Estate
                                                                                            Class I


     The net assets are affected by the investment results of each Fund, transactions by policyholders and certain contract expenses (see Note 4). Policyholders' interests consist of accumulation units of the sub-account. The accompanying financial statements include only policyholders' purchase payments applicable to the variable portions of their policies and exclude any purchase payments directed by the policyholder to the "Fixed Account" in which the policyholder's deposits are included in the Allstate Life general account assets and earn a fixed rate of return.

     A policyholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual fund portfolios may be similar to and may in fact be modeled after publicly traded mutual funds, the underlying mutual fund portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual fund portfolios may differ substantially.

                 ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.     Summary of Significant Accounting Policies

     Investments - Investments consist of shares of the Funds and are stated at fair value based on the reported net asset values of each corresponding Fund, which in turn value their investment securities at fair value. The difference between cost and fair value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     Dividends - Dividends declared by the Funds are recognized on the ex-dividend date.

     Net Realized Gains and Losses - Net realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the sub-accounts and the cost of such shares, which is determined on a weighted average basis, and realized gain distributions received from the underlying mutual fund portfolios. Transactions are recorded on a trade date basis. Distributions of net realized gains are recorded on the Funds' ex-distribution date.

     Federal Income Taxes - The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Allstate. Allstate is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible domestic subsidiaries in the filing of a consolidated federal income tax return. No income taxes are allocable to the Account.

     The Account had no liability for unrecognized tax benefits as of December 31, 2013. The Account believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

     Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   Fair Value of Assets

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statements of Net Assets at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

          Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Account can access.

          Level  2: Assets  whose  values  are  based  on  the  following:

                    (a)  Quoted prices for similar assets in active markets;

                    (b) Quoted prices for identical or similar assets in markets that are not active; or

                    (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

          Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Account's estimates of the assumptions that market participants would use in valuing the assets.

     In determining fair value, the Account uses the market approach which generally utilizes market transaction data for the same or similar instruments. All investments during the reporting period consist of shares of the Funds that have daily quoted net asset values for identical assets that the sub-account can access and are categorized as Level 1. Net asset values for these actively traded Funds are obtained daily from the Funds'

                 ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     managers. The account's policy is to recognize transfers of securities among the levels at the beginning of the reporting period.

4.     Expenses

     Surrender charge - In the event the policy is surrendered, a withdrawal charge may be imposed. If the policy is surrendered prior to the third anniversary of any deposit, the amount of the charge is 7.75% of the amount withdrawn; in year four the charge is 7.25% and is reduced annually to 2.25% in year nine. In year ten and subsequent, there is no charge. These amounts are included in payments on terminations.

     Mortality and Expense Risk Charge - Allstate assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to .90% per annum of the daily net assets of the Account. The mortality and expense risk charge is recognized as a reduction in accumulation unit values and reported on the Statement of Operations. The mortality and expense risk charge covers insurance benefits available with the policy and certain expenses of the policy. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the policy. The mortality and expense risk charge is recognized as a reduction in the accumulated unit value and reported on the Statement of Operations.

     Monthly Deductions - Allstate deducts monthly for cost of insurance, tax expense and administrative expense. The cost of insurance is determined based upon several variables, including the policyholder's death benefit amount and account value. Tax expense is charged at an annual rate equal to .40% of the Account value for the first ten policy years. Allstate deducts a monthly administrative fee of .25% of the Account value. These charges are recognized as redemption of units, and included in the policy maintenance charge reported on the Statement of Changes in Net Assets.

     Annual Maintenance Fee - Allstate deducts an annual maintenance fee of $30 for the Morgan Stanley Variable Life contract and $35 for the Allstate Provider Variable Life and AIM Lifetime PlusSM Variable Life contracts on each policy anniversary. This charge is waived on policies that meet certain requirements. The annual maintenance fee is recognized as redemption of units and reported on the Statement of Changes in Net Assets.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS

     The cost of investments purchased during the year ended December 31, 2013 were as follows:

                                                                                               Purchases
                                                                                             -------------
     Investments in the American Century Variable Portfolios, Inc. Sub-Accounts:
           American Century VP Balanced                                                      $       9,859
           American Century VP International                                                         4,331

     Investments in the Dreyfus Socially Responsible Growth Fund, Inc. Sub-Accounts:
           Dreyfus Socially Responsible Growth Fund                                                  3,008

     Investments in the Dreyfus Stock Index Fund Sub-Accounts:
           Dreyfus Stock Index Fund                                                                 60,493

     Investments in the Dreyfus Variable Investment Fund Sub-Accounts:
           VIF Growth & Income                                                                      19,946
           VIF Money Market                                                                         10,824

     Investments in the Fidelity Variable Insurance Products Fund Sub-Accounts:
           VIP Asset Manager Growth                                                                 11,650
           VIP Contrafund                                                                           15,966
           VIP Equity-Income                                                                       100,333
           VIP Growth                                                                                3,797
           VIP High Income                                                                          30,736

     Investments in the Franklin Templeton Variable Insurance Products Trust Sub-Accounts:
           Franklin Small-Mid Cap Growth Securities                                                 29,018
           Mutual Shares Securities                                                                 25,117
           Templeton Developing Markets Securities                                                  11,695
           Templeton Foreign Securities                                                             10,465
           Templeton Growth Securities                                                                 685

     Investments in the Goldman Sachs Variable Insurance Trust Sub-Accounts:
           VIT Strategic Growth                                                                      1,062
           VIT Strategic International Equity                                                           31
           VIT Structured Small Cap Equity Fund                                                     13,493
           VIT Structured U.S. Equity Fund                                                             788

     Investments in the Invesco Funds Sub-Accounts:
           Invesco High Yield (b)                                                                   63,099

     (b) On April 26, 2013, Invesco High Yield merged into Invesco V.I. High  Yield

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                               Purchases
                                                                                             -------------
     Investments in the Invesco Funds Sub-Accounts (continued):
          Invesco S&P 500 Index                                                              $     157,229
          Invesco V.I. American Franchise (c)                                                       42,415
          Invesco V.I. American Value (d)                                                           12,384
          Invesco V.I. Comstock                                                                      9,101
          Invesco V.I. Core Equity                                                                 220,550
          Invesco V.I. Diversified Dividend                                                         62,119
          Invesco V.I. Diversified Income                                                          129,187
          Invesco V.I. Equity and Income                                                           306,220
          Invesco V.I. Global Core Equity                                                           13,817
          Invesco V.I. Government Securities                                                       121,937
          Invesco V.I. High Yield (b)                                                              448,101
          Invesco V.I. International Growth                                                         21,076
          Invesco V.I. Mid Cap Core Equity                                                          36,225
          Invesco V.I. Mid Cap Growth (e)                                                            1,427
          Invesco V.I. Money Market                                                                  3,332
          Invesco V.I. Technology                                                                   15,971
          Invesco V.I. Utilities                                                                    49,690
          Invesco V.I. Value Opportunity (f)                                                        11,599

     Investments in the MFS Variable Insurance Trust Sub-Accounts:
          MFS Growth                                                                                 9,421
          MFS Investors Trust                                                                        7,846
          MFS New Discovery                                                                          5,283
          MFS Research                                                                               5,491
          MFS Utilities                                                                             25,400

     Investments in the Morgan Stanley Variable Investment Series Sub-Accounts:
          Aggressive Equity (g)                                                                     19,572
          Capital Growth (g)                                                                       367,546
          European Growth                                                                           22,194
          Global Infrastructure                                                                     82,508
          Limited Duration                                                                          84,126
          Money Market                                                                               4,028

     (b) On April 26, 2013, Invesco High Yield merged into Invesco V.I. High  Yield
     (c) Previously known as Invesco VK V.I. American Franchise
     (d) Previously known  as Invesco VK V.I. American Value
     (e) Previously known as Invesco VK V.I. Mid Cap Growth
     (f) Previously known as Invesco VK V.I. Value Opportunity
     (g) On April 26, 2013, Aggressive Equity merged into Capital Growth

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                               Purchases
                                                                                             -------------
     Investments in the Morgan Stanley Variable
       Investment Series Sub-Accounts (continued):
          Quality Income Plus                                                                $     200,670
          Strategist (h)                                                                            37,768

     Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
          Oppenheimer Capital Appreciation                                                           3,622
          Oppenheimer Discovery MidCap Growth (i)                                                       12
          Oppenheimer Global (j)                                                                    11,433
          Oppenheimer Global Strategic Income                                                       48,675
          Oppenheimer Main Street                                                                   12,246

     Investments in the Putnam Variable Trust Sub-Accounts:
          VT Equity Income                                                                           2,686
          VT Global Health Care                                                                      6,369
          VT Growth and Income                                                                       8,469
          VT Growth Opportunities                                                                      181
          VT International Equity                                                                    1,366
          VT Research                                                                                  413

     Investments in the The Universal Institutional Funds, Inc. Sub-Accounts:
          Morgan Stanley UIF Core Plus Fixed Income Class I                                         37,791
          Morgan Stanley UIF Emerging Markets Class I                                               12,463
          Morgan Stanley UIF Global Tactical Asset Allocation Class I (h)                        1,336,564
          Morgan Stanley UIF Growth Class I                                                         33,992
          Morgan Stanley UIF U.S. Real Estate Class I                                                6,579
                                                                                             -------------
                                                                                             $   4,483,490
                                                                                             =============

     (h) On April 26, 2013, Strategist merged into Morgan Stanley UIF Global Tactical Asset Allocation Class I
     (i) Previously known as Oppenheimer Small & MidCap Growth Fund
     (j) Previously known as Oppenheimer Global Securities

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS

     A summary of units outstanding, accumulation unit values, net assets, net investment income ratios, expense ratios, excluding expenses of the underlying funds, and total return ratios by sub-accounts is presented below for each of the five years in the period ended December 31, 2013.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

          * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the Fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of policy transactions.

          Sub-accounts with a date notation indicate the effective date of that investment option in the Account. Consistent with the total return, investment income ratio is calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed sub-accounts is calculated from the beginning of period, or from the effective date, through the last day the sub-account was open. The investment income ratio is reported at zero when no dividend is received in the Sub-Account during the period or the net asset value at the end of the period is zero.

          ** EXPENSE RATIO - These amounts represent the annualized policy expenses of the sub-account, consisting of mortality and expense risk charges, and contract administration charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying Fund have been excluded.

          *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying Fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units. The total return is calculated as the change in the accumulation unit value during the reporting period, or the effective period if less than the reporting period, divided by the beginning of period accumulation unit value or the accumulation unit value on the effective date.

                                                                               Morgan Stanley Variable Life
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the Invesco Funds Sub-Accounts:
     Invesco High Yield
        2013 (b)                                            -  $          N/A  $          -             9.34%      0.90%       3.83%
        2012                                               36            8.30           298             6.75       0.90       17.79
        2011                                               36            7.05           250             7.56       0.90        1.08
        2010                                               45            6.98           315             6.34       0.90        9.23
        2009                                               49            6.39           315             7.94       0.90       43.26
     Invesco S&P 500 Index
        2013                                               85           15.03         1,280             2.25       0.90       30.73
        2012                                               84           11.50           966             1.79       0.90       14.62
        2011                                              122           10.03         1,221             1.83       0.90        0.94
        2010                                              143            9.94         1,423             1.67       0.90       13.85
        2009                                              141            8.73         1,229             2.62       0.90       25.20

     (b)  On April 26, 2013, Invesco High Yield merged into Invesco V.I. High Yield

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                         Morgan Stanley Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the Invesco Funds
   Sub-Accounts (continued):
     Invesco V.I. American Franchise (c)
        2013                                               27  $        17.38  $        465             0.43%      0.90%      38.88%
        2012 (k)                                           32           12.51           400             0.00       0.90       12.71
        2011                                               31           11.10           341             0.00       0.90       -7.02
        2010                                               45           11.94           539             0.00       0.90       18.77
        2009                                               47           10.05           474             0.11       0.90       64.58
     Invesco V.I. Diversified Dividend
        2013                                              123           18.70         2,301             2.27       0.90       29.86
        2012                                              137           14.40         1,972             2.00       0.90       17.66
        2011                                              154           12.24         1,890             1.70       0.90       -0.69
        2010                                              164           12.33         2,017             1.74       0.90        9.49
        2009                                              175           11.26         1,975             1.91       0.90       23.19
     Invesco V. I. Equity and Income
        2013                                               57           12.67           720             1.64       0.90       24.06
        2012                                               61           10.21           618             1.81       0.90       11.57
        2011 (n)                                           69            9.15           628             0.57       0.90       -8.49
     Invesco V.I. Global Core Equity
        2013                                               65           11.16           722             1.91       0.90       21.41
        2012                                               69            9.19           634             2.51       0.90       12.73
        2011 (n)                                           73            8.15           598             0.52       0.90      -18.47
     Invesco V.I. High Yield
        2013(b)                                            34           10.20           350             5.76       0.90        1.99

Investments in the Morgan Stanley Variable
   Investment Series Sub-Accounts:
     Aggressive Equity
        2013(g)                                             -             N/A             -             0.00       0.90        6.45
        2012                                               17           17.97           299             0.00       0.90       10.84
        2011                                               24           16.21           381             0.00       0.90       -8.16
        2010                                               24           17.65           430             0.00       0.90       24.90
        2009                                               26           14.13           361             0.00       0.90       67.94
     Capital Growth
        2013 (g)                                           98           34.46         3,371             0.43       0.90       49.41
        2012                                               97           23.07         2,234             0.00       0.90       11.36
        2011                                              112           20.71         2,329             0.17       0.90       -7.58
        2010                                              114           22.41         2,555             0.16       0.90       26.61
        2009                                              118           17.70         2,087             0.37       0.90       69.78

     (b)  On April 26, 2013, Invesco High Yield merged into Invesco V.I. High Yield
     (c)  Previously known as Invesco VK V.I. American Franchise
     (g)  On April 26, 2013, Aggressive Equity merged into Capital Growth
     (k)  On April 27, 2012, Invesco V.I. Capital Appreciation merged into Invesco V.I. American Franchise
     (n)  For period beginning April 29, 2011 and ended December 31, 2011

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                         Morgan Stanley Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the Morgan Stanley Variable
   Investment Series Sub-Accounts (continued):
     European Growth
        2013                                               19  $        22.30  $        427             2.91%      0.90%      26.36%
        2012                                               20           17.65           351             2.92       0.90       17.44
        2011                                               29           15.03           437             2.45       0.90      -10.45
        2010                                               31           16.78           517             2.44       0.90        6.27
        2009                                               33           15.79           523             3.82       0.90       26.58
     Global Infrastructure
        2013                                               23           25.81           603             2.69       0.90       16.85
        2012                                               24           22.09           526             2.26       0.90       17.62
        2011                                               27           18.78           506             2.49       0.90       15.03
        2010                                               30           16.33           489             2.95       0.90        5.97
        2009                                               35           15.41           536             3.04       0.90       18.19
     Limited Duration
        2013                                               33           11.65           385             2.20       0.90       -0.51
        2012                                               38           11.71           447             3.37       0.90        2.41
        2011                                               36           11.43           413             2.48       0.90        1.84
        2010                                               35           11.22           398             5.11       0.90        1.44
        2009                                               33           11.07           368             4.37       0.90        4.82
     Money Market
        2013                                               74           12.59           938             0.01       0.90       -0.89
        2012                                               77           12.70           976             0.01       0.90       -0.89
        2011                                              130           12.82         1,664             0.01       0.90       -0.88
        2010                                              148           12.93         1,909             0.01       0.90       -0.89
        2009                                              168           13.05         2,193             0.03       0.90       -0.87
     Quality Income Plus
        2013                                               81           22.98         1,869             4.96       0.90        0.12
        2012                                               86           22.95         1,982             6.10       0.90       13.07
        2011                                               83           20.30         1,686             5.78       0.90        4.07
        2010                                               78           19.51         1,525             6.22       0.90        8.30
        2009                                               85           18.01         1,523             4.82       0.90       21.48
     Strategist
        2013 (h)                                            -             N/A             -             2.88       0.90        6.80
        2012                                               67           19.68         1,312             2.03       0.90        5.95
        2011                                               71           18.57         1,311             2.13       0.90       -8.78
        2010                                               75           20.36         1,526             1.56       0.90        5.86
        2009                                               79           19.23         1,527             2.31       0.90       18.66

     (h)  On April 26, 2013, Strategist merged into Morgan Stanley UIF Global Tactical Asset Allocation Class I

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                         Morgan Stanley Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in The Universal Institutional Funds,
   Inc. Sub-Accounts:
     Morgan Stanley UIF Emerging Markets Class I
        2013                                                8  $        28.60  $        223             1.15%      0.90%      -1.91%
        2012                                                8           29.16           242             0.00       0.90       18.88
        2011                                               10           24.53           234             0.36       0.90      -18.95
        2010                                               11           30.26           332             0.51       0.90       17.96
        2009                                                9           25.65           241             0.00       0.90       68.32
     Morgan Stanley UIF Global Tactical Asset
      Allocation Class I
        2013 (h)                                          106           14.57         1,551             0.20       0.90       14.91
        2012                                               10           12.68           125             2.11       0.90       12.82
        2011                                               10           11.24           112             1.32       0.90       -4.54
        2010                                               10           11.77           122             2.78       0.90        4.74
        2009                                               11           11.24           119             3.73       0.90       31.34
     Morgan Stanley UIF Growth Class I
        2013                                               28           20.14           563             0.45       0.90       46.75
        2012                                               30           13.72           407             0.00       0.90       13.35
        2011                                               37           12.11           452             0.11       0.90       -3.67
        2010                                               35           12.57           437             0.12       0.90       21.76
        2009                                               39           10.32           400             0.00       0.90       64.07
     Morgan Stanley UIF U.S. Real Estate Class I
        2013                                                4           37.08           150             1.07       0.90        1.14
        2012                                                5           36.67           197             0.89       0.90       14.80
        2011                                                5           31.94           172             0.77       0.90        4.97
        2010                                                7           30.43           215             2.33       0.90       28.80
        2009                                                9           23.62           205             2.86       0.90       27.20

     (h)  On April 26, 2013, Strategist merged into Morgan Stanley UIF Global Tactical Asset Allocation Class I

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                             Allstate Provider Variable Life
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the American Century Variable
   Portfolios, Inc. Sub-Accounts:
     American Century VP Balanced
        2013                                               14           21.50           300             1.60       0.90       16.37
        2012                                               14           18.48           261             2.07       0.90       10.80
        2011                                               16           16.68           271             1.85       0.90        4.39
        2010                                               15           15.98           240             1.86       0.90       10.64
        2009                                               15           14.44           215             5.10       0.90       14.45
     American Century VP International
        2013                                               14  $        20.12  $        287             1.64%      0.90%      21.31%
        2012                                               15           16.59           242             0.86       0.90       20.07
        2011                                               16           13.81           218             1.49       0.90      -12.83
        2010                                               18           15.85           279             2.15       0.90       12.28
        2009                                               18           14.11           255             1.99       0.90       32.57

Investments in the Dreyfus Socially Responsible
   Growth Fund, Inc. Sub-Account:
     Dreyfus Socially Responsible Growth Fund
        2013                                               17           16.35           275             1.24       0.90       33.14
        2012                                               17           12.28           212             0.80       0.90       10.97
        2011                                               21           11.07           228             0.94       0.90        0.00
        2010                                               23           11.07           256             0.81       0.90       13.79
        2009                                               24            9.72           234             0.93       0.90       32.56

Investments in the Dreyfus Stock Index Fund
   Sub-Account:
     Dreyfus Stock Index Fund
        2013                                              107           18.07         1,936             1.85       0.90       30.85
        2012                                              112           13.81         1,546             2.10       0.90       14.70
        2011                                              122           12.04         1,472             1.85       0.90        0.97
        2010                                              127           11.92         1,515             1.73       0.90       13.81
        2009                                              134           10.48         1,399             1.98       0.90       25.20

Investments in the Dreyfus Variable Investment Fund
   Sub-Accounts:
     VIF Growth & Income
        2013                                               19           19.97           387             0.90       0.90       35.56
        2012                                               19           14.73           284             1.49       0.90       17.01
        2011                                               20           12.59           246             1.30       0.90       -3.66
        2010                                               23           13.07           298             1.18       0.90       17.54
        2009                                               24           11.12           264             1.29       0.90       27.63

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                       Allstate Provider Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the Dreyfus Variable Investment Fund
   Sub-Accounts (continued):
     VIF Money Market
        2013                                               76  $        12.75  $        971             0.00%      0.90%      -0.90%
        2012                                               96           12.87         1,232             0.00       0.90       -0.90
        2011                                              109           12.98         1,413             0.01       0.90       -0.89
        2010                                              124           13.10         1,625             0.01       0.90       -0.88
        2009                                              138           13.22         1,819             0.14       0.90       -0.77

Investments in the Fidelity Variable Insurance
   Products Fund Sub-Accounts:
     VIP Asset Manager Growth
        2013                                                9           18.22           165             0.94       0.90       21.32
        2012                                               11           15.02           170             1.34       0.90       14.42
        2011                                               14           13.13           183             1.67       0.90       -7.01
        2010                                               16           14.12           227             1.16       0.90       15.30
        2009                                               17           12.24           202             1.48       0.90       31.72
     VIP Contrafund
        2013                                               46           34.25         1,568             1.08       0.90       30.11
        2012                                               49           26.33         1,279             1.34       0.90       15.37
        2011                                               55           22.82         1,244             1.00       0.90       -3.40
        2010                                               61           23.62         1,432             1.20       0.90       16.17
        2009                                               63           20.33         1,282             1.33       0.90       34.49
     VIP Equity-Income
        2013                                               47           19.67           926             2.53       0.90       27.00
        2012                                               51           15.49           788             3.18       0.90       16.25
        2011                                               54           13.32           717             2.49       0.90        0.07
        2010                                               59           13.31           781             1.83       0.90       14.12
        2009                                               60           11.67           695             2.14       0.90       29.04
     VIP Growth
        2013                                               33           23.25           775             0.29       0.90       35.11
        2012                                               35           17.21           596             0.63       0.90       13.66
        2011                                               35           15.14           537             0.38       0.90       -0.69
        2010                                               40           15.24           613             0.26       0.90       23.06
        2009                                               46           12.39           564             0.43       0.90       27.14
     VIP High Income
        2013                                               24           17.12           412             5.51       0.90        5.00
        2012                                               28           16.30           452             5.65       0.90       13.20
        2011                                               31           14.40           450             7.02       0.90        3.10
        2010                                               32           13.97           447             7.68       0.90       12.80
        2009                                               34           12.38           420             8.06       0.90       42.67

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                       Allstate Provider Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the Franklin Templeton Variable
   Insurance Products Trust Sub-Accounts:
     Franklin Small-Mid Cap Growth Securities
        2013                                               37  $        12.55  $        471             0.00%      0.90%      36.92%
        2012                                               43            9.17           390             0.00       0.90        9.86
        2011                                               45            8.35           377             0.00       0.90       -5.68
        2010                                               52            8.85           456             0.00       0.90       26.48
        2009                                               53            7.00           370             0.00       0.90       42.29
     Mutual Shares Securities
        2013                                               34           21.50           739             2.14       0.90       27.11
        2012                                               39           16.91           655             2.08       0.90       13.22
        2011                                               41           14.94           611             2.23       0.90       -1.93
        2010                                               48           15.23           734             1.54       0.90       10.20
        2009                                               49           13.82           683             1.81       0.90       24.92
     Templeton Developing Markets Securities
        2013                                                1           24.61            17             1.91       0.90       -1.81
        2012                                                1           25.06            16             1.65       0.90       12.15
        2011                                                1           22.35            32             0.82       0.90      -16.61
        2010                                                2           26.80            45             1.58       0.90       16.53
        2009                                                2           23.00            43             4.56       0.90       71.05
     Templeton Foreign Securities
        2013                                               14           16.34           223             2.36       0.90       21.87
        2012                                               15           13.41           202             2.97       0.90       17.17
        2011                                               15           11.44           175             1.84       0.90      -11.43
        2010                                               16           12.92           203             1.77       0.90        7.44
        2009                                               16           12.03           197             3.28       0.90       35.81
     Templeton Growth Securities
        2013                                                2           18.03            29             2.67       0.90       29.65
        2012                                                2           13.91            23             2.04       0.90       19.98
        2011                                                2           11.59            19             1.84       0.90       -7.81
        2010                                                3           12.58            43             1.19       0.90        6.43
        2009                                                3           11.82            34             2.98       0.90       29.93

Investments in the Goldman Sachs Variable Insurance
   Trust Sub-Accounts:
     VIT Strategic Growth
        2013                                                2           12.25            28             0.41       0.90       31.23
        2012                                                2            9.34            22             0.73       0.90       18.81
        2011                                                2            7.86            18             0.45       0.90       -3.49
        2010                                                2            8.14            20             0.42       0.90        9.74
        2009                                                2            7.42            18             0.44       0.90       46.42

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                       Allstate Provider Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the Goldman Sachs Variable Insurance
   Trust Sub-Accounts (continued):
     VIT Strategic International Equity
        2013                                               <1  $        11.60  $          2             1.89%      0.90%      23.09%
        2012                                               <1            9.42             2             2.20       0.90       20.15
        2011                                               <1            7.84             1             3.51       0.90      -15.81
        2010                                               <1            9.31             2             1.50       0.90        9.38
        2009                                               <1            8.51             1             1.85       0.90       27.53
     VIT Structured Small Cap Equity Fund
        2013                                                5           21.35           110             0.95       0.90       34.41
        2012                                                6           15.88            99             1.17       0.90       11.82
        2011                                                7           14.20            99             0.80       0.90       -0.23
        2010                                                8           14.23           111             0.55       0.90       28.95
        2009                                                8           11.04            90             1.12       0.90       26.53
     VIT Structured U.S. Equity Fund
        2013                                                6           13.20            77             1.13       0.90       36.29
        2012                                                6            9.68            63             1.90       0.90       13.43
        2011                                                7            8.54            56             1.67       0.90        3.12
        2010                                                8            8.28            62             1.46       0.90       11.83
        2009                                                8            7.40            56             1.84       0.90       20.06

Investments in the Invesco Funds Sub-Accounts:
     Invesco V.I. American Franchise (c)
        2013                                               39           13.46           526             0.43       0.90       38.88
        2012 (k)                                           42            9.69           405             0.00       0.90       -3.09
     Invesco V.I. American Value (d)
        2013                                               11           22.83           253             0.69       0.90       33.06
        2012                                               12           17.16           210             0.71       0.90       16.25
        2011                                               13           14.76           196             0.66       0.90        0.02
        2010                                               16           14.76           236             0.89       0.90       21.15
        2009                                               17           12.18           205             1.18       0.90       37.96
     Invesco V.I. Capital Appreciation
        2012 (k)                                            -             N/A             -             0.00       0.90       15.07
        2011                                               46            9.33           426             0.15       0.90       -8.73
        2010                                               49           10.22           499             0.71       0.90       14.46
        2009                                               51            8.93           454             0.61       0.90       19.99
     Invesco V. I. Comstock
        2013                                               20           14.20           286             1.72       0.90       34.76
        2012                                               21           10.54           220             1.93       0.90       18.16
        2011 (n)                                           23            8.92           201             0.00       0.90      -10.84
     Invesco V.I. Core Equity
        2013                                               49           18.51           913             1.38       0.90       28.09
        2012                                               53           14.45           767             0.97       0.90       12.86
        2011                                               59           12.80           754             1.00       0.90       -0.96
        2010                                               64           12.93           826             0.92       0.90        8.57
        2009                                               71           11.90           840             1.76       0.90       27.15
     Invesco V.I. Diversified Income
        2013                                               26           13.77           364             4.57       0.90       -0.85
        2012                                               30           13.89           412             4.72       0.90        9.72
        2011                                               31           12.66           396             5.23       0.90        6.06
        2010                                               31           11.94           375             5.91       0.90        9.06
        2009                                               35           10.94           383             9.68       0.90       10.08

     (c)  Previously known as Invesco VK V.I. American Franchise
     (d)  Previously known as Invesco VK V.I. American Value
     (k)  On April 27, 2012, Invesco V.I. Capital Appreciation merged into Invesco V.I. American Franchise
     (n)  For period beginning April 29, 2011 and ended December 31, 2011

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                       Allstate Provider Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the Invesco Funds
  Sub Accounts (continued):
     Invesco V. I. Equity and Income
        2013                                               57  $        12.67  $        724             1.64%      0.90%      24.06%
        2012                                               59           10.21           607             1.81       0.90       11.57
        2011 (n)                                           66            9.15           601             0.57       0.90       -8.49
     Invesco V.I. Global Core Equity
        2013                                                3           13.93            42             1.91       0.90       21.41
        2012                                                4           11.47            47             2.51       0.90       12.73
        2011                                                4           10.18            43             0.52       0.90      -11.68
        2010                                                5           11.52            60             1.81       0.90        9.96
        2009                                                5           10.48            56             6.78       0.90       14.96
     Invesco V.I. Government Securities
        2013                                               29           16.89           489             3.44       0.90       -3.49
        2012                                               31           17.50           547             3.07       0.90        1.55
        2011                                               37           17.24           645             3.47       0.90        6.94
        2010                                               41           16.12           663             4.86       0.90        4.46
        2009                                               42           15.43           650             4.69       0.90       -0.91
     Invesco V.I. International Growth
        2013                                               34           19.40           656             1.19       0.90       17.95
        2012                                               36           16.44           596             1.42       0.90       14.49
        2011                                               40           14.36           573             1.56       0.90       -7.58
        2010                                               41           15.54           641             2.18       0.90       11.85
        2009                                               44           13.89           608             1.45       0.90       34.03
     Invesco V.I. Utilities
        2013                                                5           22.11           118             3.04       0.90        9.76
        2012                                                5           20.14           105             3.24       0.90        2.68
        2011                                                5           19.62           107             3.31       0.90       15.41
        2010                                                5           17.00            93             3.34       0.90        5.35
        2009                                                6           16.13            91             4.61       0.90       13.90

     (n)  For period beginning April 29, 2011 and ended December 31, 2011

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                       Allstate Provider Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the MFS Variable Insurance Trust
   Sub-Accounts:
     MFS Growth
        2013                                               42  $        25.30  $      1,071             0.23%      0.90%      35.63%
        2012                                               46           18.65           857             0.00       0.90       16.33
        2011                                               48           16.03           770             0.19       0.90       -1.22
        2010                                               51           16.23           829             0.11       0.90       14.30
        2009                                               54           14.20           762             0.30       0.90       36.44
     MFS Investors Trust
        2013                                               10           14.87           153             1.12       0.90       30.87
        2012                                               11           11.36           122             0.91       0.90       18.11
        2011                                               11            9.62           105             0.90       0.90       -3.06
        2010                                               13            9.92           131             1.14       0.90       10.10
        2009                                               14            9.01           123             1.55       0.90       25.76
     MFS New Discovery
        2013                                                4           18.80            76             0.00       0.90       40.25
        2012                                                4           13.41            60             0.00       0.90       20.14
        2011                                                5           11.16            54             0.00       0.90      -11.07
        2010                                                6           12.55            77             0.00       0.90       35.12
        2009                                                6            9.29            58             0.00       0.90       61.72
     MFS Research
        2013                                               11           12.86           137             0.34       0.90       31.10
        2012                                               11            9.81           111             0.81       0.90       16.22
        2011                                               11            8.44            96             0.94       0.90       -1.34
        2010                                               13            8.55           115             0.90       0.90       14.86
        2009                                               15            7.45           109             1.33       0.90       29.38
     MFS Utilities
        2013                                                6           36.48           202             2.65       0.90       19.44
        2012                                                7           30.55           200             6.84       0.90       12.46
        2011                                                7           27.16           195             3.32       0.90        5.83
        2010                                               10           25.66           251             3.04       0.90       12.79
        2009                                               10           22.75           233             4.67       0.90       32.02

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                       Allstate Provider Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the Oppenheimer Variable Account
   Funds Sub-Accounts:
     Oppenheimer Capital Appreciation
        2013                                               32  $        11.33  $        362             1.01%      0.90%      28.58%
        2012                                               38            8.81           335             0.72       0.90       13.09
        2011                                               48            7.79           373             0.37       0.90       -2.03
        2010                                               52            7.95           411             0.17       0.90        8.44
        2009                                               55            7.34           407             0.31       0.90       43.22
     Oppenheimer Discovery MidCap Growth (i)
        2013                                               18            7.43           134             0.01       0.90       34.77
        2012                                               19            5.51           103             0.00       0.90       15.40
        2011                                               20            4.78            95             0.00       0.90        0.19
        2010                                               22            4.77           103             0.00       0.90       26.32
        2009                                               23            3.77            87             0.00       0.90       31.42
     Oppenheimer Global (j)
        2013                                               20           18.80           383             1.39       0.90       26.17
        2012                                               21           14.90           316             2.27       0.90       20.18
        2011                                               24           12.40           299             1.40       0.90       -9.11
        2010                                               28           13.64           387             1.35       0.90       14.93
        2009                                               29           11.87           348             2.16       0.90       38.52
     Oppenheimer Global Strategic Income
        2013                                               38           20.66           792             5.09       0.90       -1.03
        2012                                               42           20.88           871             6.47       0.90       12.51
        2011                                               50           18.56           924             3.28       0.90       -0.05
        2010                                               53           18.56           993             8.45       0.90       13.94
        2009                                               57           16.29           921             0.51       0.90       17.77
     Oppenheimer Main Street
        2013                                               52           13.79           710             1.12       0.90       30.59
        2012                                               56           10.56           596             1.01       0.90       15.82
        2011                                               65            9.12           589             0.84       0.90       -0.91
        2010                                               69            9.20           632             1.04       0.90       15.07
        2009                                               71            8.00           566             1.84       0.90       27.14

     (i)  Previously known as Oppenheimer Small & MidCap Growth Fund
     (j)  Previously known as Oppenheimer Global Securities

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                       Allstate Provider Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the Putnam Variable Trust
   Sub-Accounts:
     VT Equity Income
        2013                                                4  $        23.75  $         97             2.14%      0.90%      31.23%
        2012                                                5           18.10            91             2.24       0.90       18.23
        2011                                                5           15.31            79             1.56       0.90        1.01
        2010                                                4           15.15            60             1.83       0.90       11.60
        2009 (o), (p)                                       4           13.58            54             1.93       0.90       35.79
     VT Global Health Care
        2013                                                2           20.19            38             1.19       0.90       40.39
        2012                                                2           14.38            32             1.68       0.90       21.17
        2011                                                4           11.87            47             0.85       0.90       -2.06
        2010                                                4           12.12            49             1.86       0.90        1.55
        2009                                                4           11.94            49             0.00       0.90       24.87
     VT Growth and Income
        2013                                                9           16.85           145             1.71       0.90       34.46
        2012                                               10           12.53           125             1.79       0.90       18.07
        2011                                               11           10.62           118             1.27       0.90       -5.49
        2010                                               12           11.23           132             1.45       0.90       13.35
        2009                                               12            9.91           118             2.31       0.90       28.65
     VT Growth Opportunities
        2013                                                2           17.09            39             0.48       0.90       34.92
        2012                                                2           12.67            31             0.09       0.90       16.51
        2011                                                3           10.87            31             0.16       0.90       -4.98
        2010                                                3           11.44            33             0.19       0.90       16.26
        2009                                                3            9.84            29             0.76       0.90       39.59
     VT International Equity
        2013                                                3           17.01            59             1.37       0.90       26.92
        2012                                                4           13.40            47             2.16       0.90       20.82
        2011                                                4           11.09            39             3.87       0.90      -17.68
        2010                                                5           13.47            66             3.26       0.90        9.04
        2009                                                5           12.36            60             0.00       0.90       23.52
     VT New Value
        2009 (q)                                            -             N/A             -             2.84       0.90      -16.41
     VT Research
        2013                                                2           17.23            42             1.10       0.90       32.17
        2012                                                3           13.04            33             1.17       0.90       16.86
        2011                                                4           11.16            40             0.54       0.90       -2.63
        2010                                                2           11.46            22             0.95       0.90       15.33
        2009                                                2            9.93            19             1.09       0.90       31.99

     (o)  For period beginning February 13, 2009 and ended December 31, 2009
     (p)  On February 13, 2009, VT New Value merged into VT Equity Income
     (q)  For period beginning January 1, 2009 and ended February 13, 2009

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                       Allstate Provider Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in The Universal Institutional Funds,
   Inc. Sub-Accounts:
     Morgan Stanley UIF Core Plus Fixed Income
      Class I
        2013                                               36  $        16.57  $        593             3.98%      0.90%      -1.21%
        2012                                               43           16.77           727             4.60       0.90        8.46
        2011                                               45           15.47           694             3.74       0.90        4.70
        2010                                               55           14.77           816             5.95       0.90        6.18
        2009                                               57           13.91           794             8.48       0.90        8.66
     Morgan Stanley UIF Growth Class I
        2013                                                7           14.42           107             0.45       0.90       46.75
        2012                                               10            9.83           101             0.00       0.90       13.35
        2011                                               12            8.67           101             0.11       0.90       -3.67
        2010                                               11            9.00            96             0.12       0.90       21.76
        2009                                               11            7.39            79             0.00       0.90       64.07
     Morgan Stanley UIF U.S. Real Estate Class I
        2013                                                3           26.79            91             1.07       0.90        1.14
        2012                                                3           26.49            89             0.89       0.90       14.80
        2011                                                3           23.08            80             0.77       0.90        4.97
        2010                                                4           21.98            78             2.33       0.90       28.80
        2009                                                4           17.07            65             2.86       0.90       27.20

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                            AIM Lifetime PlusSM Variable Life
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the Invesco Funds Sub-Accounts:
     Invesco V.I. American Franchise (c)
        2013                                              379  $        13.43  $      5,088             0.43%      0.90%      38.88%
        2012 (k)                                          411            9.67         3,977             0.00       0.90       12.71
        2011 (n)                                          161            8.58         1,383             0.00       0.90      -14.23
     Invesco V.I. Capital Appreciation
        2012 (k)                                            -             N/A             -             0.00       0.90       15.12
        2011                                              269            9.83         2,649             0.15       0.90       -8.73
        2010                                              300           10.77         3,231             0.71       0.90       14.46
        2009                                              340            9.41         3,198             0.61       0.90       19.99
     Invesco V.I. Capital Development
        2012 (l)                                            -             N/A             -             0.00       0.90       13.67
        2011                                               25           12.69           323             0.00       0.90       -7.99
        2010                                               31           13.80           422             0.00       0.90       17.71
        2009                                               32           11.72           375             0.00       0.90       41.10
     Invesco V.I. Core Equity
        2013                                              228           21.35         4,862             1.38       0.90       28.09
        2012                                              243           16.67         4,050             0.97       0.90       12.86
        2011                                              273           14.77         4,026             1.00       0.90       -0.96
        2010                                              301           14.91         4,487             0.92       0.90        8.57
        2009                                              340           13.73         4,670             1.76       0.90       27.15
     Invesco V.I. Diversified Income
        2013                                              118           14.58         1,727             4.57       0.90       -0.85
        2012                                              127           14.71         1,865             4.72       0.90        9.72
        2011                                              137           13.40         1,830             5.23       0.90        6.06
        2010                                              152           12.64         1,917             5.91       0.90        9.06
        2009                                              170           11.59         1,974             9.68       0.90       10.08
     Invesco V. I. Equity and Income
        2013                                              374           12.67         4,737             1.64       0.90       24.06
        2012                                              396           10.21         4,043             1.81       0.90       11.57
        2011 (n)                                          444            9.15         4,066             0.57       0.90       -8.49

     (c)  Previously known as Invesco VK V.I. American Franchise
     (k)  On April 27, 2012, Invesco V.I. Capital Appreciation merged into Invesco V.I. American Franchise
     (l)  On April 27, 2012, Invesco V.I. Capital Development merged into Invesco V.I. Mid Cap Growth
     (n)  For period beginning April 29, 2011 and ended December 31, 2011

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                      AIM Lifetime PlusSM Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the Invesco Funds
   Sub-Accounts (continued):
     Invesco V.I. Government Securities
        2013                                              134  $        17.75  $      2,379             3.44%      0.90%      -3.49%
        2012                                              163           18.39         3,004             3.07       0.90        1.55
        2011                                              186           18.11         3,366             3.47       0.90        6.94
        2010                                              208           16.94         3,516             4.86       0.90        4.46
        2009                                              230           16.21         3,731             4.69       0.90       -0.91
     Invesco V.I. High Yield
        2013 (b)                                           53           16.94           902             5.76       0.90        6.05
        2012                                               68           15.98         1,082             5.06       0.90       16.12
        2011                                               72           13.76           996             6.97       0.90        0.06
        2010                                               82           13.75         1,131             9.75       0.90       12.56
        2009                                               90           12.22         1,104             8.39       0.90       51.42
     Invesco V.I. International Growth
        2013                                               29           23.54           691             1.19       0.90       17.95
        2012                                               32           19.96           634             1.42       0.90       14.49
        2011                                               35           17.43           615             1.56       0.90       -7.58
        2010                                               41           18.86           779             2.18       0.90       11.85
        2009                                               45           16.86           761             1.45       0.90       34.03
     Invesco V.I. Mid Cap Core Equity
        2013                                               18           24.51           435             0.76       0.90       27.66
        2012                                               21           19.20           404             0.06       0.90        9.96
        2011                                               29           17.46           507             0.29       0.90       -7.22
        2010                                               34           18.82           646             0.54       0.90       13.09
        2009                                               41           16.64           685             1.26       0.90       29.05
     Invesco V.I. Mid Cap Growth (e)
        2013                                               26           13.26           345             0.42       0.90       35.79
        2012 (l) (m)                                       34            9.77           336             0.00       0.90       -2.32
     Invesco V.I. Money Market
        2013                                              161           12.34         1,988             0.03       0.90       -0.86
        2012                                              176           12.44         2,194             0.03       0.90       -0.87
        2011                                              174           12.55         2,180             0.05       0.90       -0.84
        2010                                              225           12.66         2,852             0.18       0.90       -0.72
        2009                                              252           12.75         3,215             0.11       0.90       -0.79

     (b)  On April 26, 2013, Invesco High Yield merged into Invesco V.I. High Yield
     (e)  Previously known as Invesco VK V.I. Mid Cap Growth
     (l)  On April 27, 2012, Invesco V.I. Capital Development merged into Invesco V.I. Mid Cap Growth
     (m)  For period beginning April 27, 2012 and ended December 31, 2012

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                      AIM Lifetime PlusSM Variable Life (continued)
                                                     -------------------------------------------------------------------------------
                                                                At December 31,                  For the year ended December 31,
                                                     --------------------------------------  ---------------------------------------
                                                       Units    Accumulation    Net Assets     Investment      Expense      Total
                                                      (000s)     Unit Value       (000s)      Income Ratio*    Ratio**    Return***
                                                     --------  --------------  ------------  ---------------  ---------  -----------
Investments in the Invesco Funds
   Sub-Accounts (continued):
     Invesco V.I. Technology
        2013                                               12  $        17.49  $        202             0.00%      0.90%      24.02%
        2012                                               12           14.10           166             0.00       0.90       10.28
        2011                                               14           12.78           173             0.18       0.90       -5.90
        2010                                               16           13.59           221             0.00       0.90       20.22
        2009                                               19           11.30           209             0.00       0.90       55.99
     Invesco V.I. Utilities
        2013                                               36           22.11           786             3.04       0.90        9.76
        2012                                               37           20.14           745             3.24       0.90        2.68
        2011                                               38           19.62           736             3.31       0.90       15.41
        2010                                               40           17.00           672             3.34       0.90        5.35
        2009                                               49           16.13           796             4.61       0.90       13.90
     Invesco V.I. Value Opportunity (f)
        2013                                               50           16.54           823             1.54       0.90       32.56
        2012                                               55           12.48           683             1.53       0.90       16.65
        2011                                               61           10.70           650             0.91       0.90       -3.92
        2010                                               72           11.13           799             0.57       0.90        6.39
        2009                                               84           10.46           879             1.54       0.90       46.68

     (f)  Previously known as Invesco VK V.I. Value Opportunity

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of Allstate Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life Variable Life Separate Account A (the "Account") as of December 31, 2012, and the related statements of operations for each of the periods presented in the year then ended, the statements of changes in net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life Variable Life Separate Account A as of December 31, 2012, the results of their operations for each of the periods presented in the year then ended, the changes in their net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, IL
March 28, 2013

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                  American         American            Dreyfus
                             Century Variable  Century Variable Socially Responsible Dreyfus Stock Dreyfus Variable Dreyfus Variable
                              Portfolios, Inc. Portfolios, Inc.  Growth Fund, Inc.    Index Fund    Investment Fund Investment Fund
                                Sub-Account       Sub-Account       Sub-Account       Sub-Account     Sub-Account     Sub-Account
                             ----------------- ---------------- -------------------- ------------- ---------------- ----------------
                                                                      Dreyfus
                                 American          American          Socially
                                  Century          Century          Responsible      Dreyfus Stock    VIF Growth &      VIF Money
                                VP Balanced    VP International     Growth Fund        Index Fund        Income          Market
                             ----------------- ---------------- -------------------- ------------- ---------------- ----------------
ASSETS
Investments, at fair value   $         260,860 $        241,855 $            211,576 $   1,546,430 $        284,421 $      1,232,219
                             ----------------- ---------------- -------------------- ------------- ---------------- ----------------
  Total assets               $         260,860 $        241,855 $            211,576 $   1,546,430 $        284,421 $      1,232,219
                             ================= ================ ==================== ============= ================ ================
NET ASSETS
Accumulation units           $         260,860 $        241,855 $            211,576 $   1,546,430 $        284,421 $      1,232,219
                             ----------------- ---------------- -------------------- ------------- ---------------- ----------------
  Total net assets           $         260,860 $        241,855 $            211,576 $   1,546,430 $        284,421 $      1,232,219
                             ================= ================ ==================== ============= ================ ================
FUND SHARE INFORMATION
Number of shares                        36,586           27,083                6,365        48,538           12,887        1,232,219
                             ================= ================ ==================== ============= ================ ================
Cost of investments          $         247,732 $        260,230 $            209,665 $   1,496,207 $        267,546 $      1,232,219
                             ================= ================ ==================== ============= ================ ================
ACCUMULATION UNIT VALUE
  Lowest                     $           18.48 $          16.59 $              12.28 $       13.81 $          14.73 $          12.87
                             ================= ================ ==================== ============= ================ ================
  Highest                    $           18.48 $          16.59 $              12.28 $       13.81 $          14.73 $          12.87
                             ================= ================ ==================== ============= ================ ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                         Fidelity          Fidelity           Fidelity           Fidelity           Fidelity      Franklin Templeton
                   Variable Insurance Variable Insurance Variable Insurance Variable Insurance Variable Insurance Variable Insurance
                      Products Fund     Products Fund       Products Fund     Products Fund      Products Fund      Products Trust
                       Sub-Account       Sub-Account         Sub-Account       Sub-Account        Sub-Account        Sub-Account
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
                                                                                                                       Franklin
                       VIP Asset                                VIP                                VIP High          Small-Mid Cap
                     Manager Growth     VIP Contrafund      Equity-Income       VIP Growth          Income         Growth Securities
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
ASSETS
Investments, at
  fair value       $          169,996 $        1,278,713 $          787,666 $          595,837 $          451,940 $          390,082
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
  Total assets     $          169,996 $        1,278,713 $          787,666 $          595,837 $          451,940 $          390,082
                   ================== ================== ================== ================== ================== ==================
NET ASSETS
Accumulation units $          169,996 $        1,278,713 $          787,666  $         595,837 $          451,940 $          390,082
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
  Total net assets $          169,996 $        1,278,713 $          787,666 $          595,837 $          451,940 $          390,082
                   ================== ================== ================== ================== ================== ==================
FUND SHARE
  INFORMATION
Number of shares               11,228             48,363             39,502             14,170             77,787             18,540
                   ================== ================== ================== ================== ================== ==================
Cost of
  investments      $          139,000 $        1,184,764 $          826,296 $          548,387 $          471,058 $          327,399
                   ================== ================== ================== ================== ================== ==================
ACCUMULATION UNIT
  VALUE
  Lowest           $            15.02 $            26.33 $            15.49 $            17.21 $            16.30 $             9.17
                   ================== ================== ================== ================== ================== ==================
  Highest          $            15.02 $            26.33 $            15.49 $            17.21 $            16.30 $             9.17
                   ================== ================== ================== ================== ================== ==================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                        Franklin Templeton Franklin Templeton Franklin Templeton Franklin Templeton  Goldman Sachs    Goldman Sachs
                        Variable Insurance Variable Insurance Variable Insurance Variable Insurance    Variable         Variable
                          Products Trust     Products Trust     Products Trust     Products Trust   Insurance Trust  Insurance Trust
                            Sub-Account        Sub-Account        Sub-Account        Sub-Account       Sub-Account     Sub-Account
                        ------------------ ------------------ ------------------ ------------------ ---------------- ---------------
                                               Templeton
                                               Developing         Templeton           Templeton                       VIT Strategic
                          Mutual Shares         Markets            Foreign              Growth            VIT         International
                            Securities        Securities          Securities          Securities    Strategic Growth      Equity
                        ------------------ ------------------ ------------------ ------------------ ---------------- ---------------
ASSETS
Investments, at fair
  value                 $          654,513 $           15,673 $          202,175 $           22,551 $         21,524 $         1,587
                        ------------------ ------------------ ------------------ ------------------ ---------------- ---------------
  Total assets          $          654,513 $           15,673 $          202,175 $           22,551 $         21,524 $         1,587
                        ================== ================== ================== ================== ================ ===============
NET ASSETS
Accumulation units      $          654,513 $           15,673 $          202,175 $           22,551 $         21,524 $         1,587
                        ------------------ ------------------ ------------------ ------------------ ---------------- ---------------
  Total net assets      $          654,513 $           15,673 $          202,175 $           22,551 $         21,524 $         1,587
                        ================== ================== ================== ================== ================ ===============
FUND SHARE INFORMATION
Number of shares                    38,009              1,493             14,069              1,884            1,553             186
                        ================== ================== ================== ================== ================ ===============
Cost of investments     $          579,208 $           14,974 $          187,419 $           22,680 $         16,113 $         1,734
                        ================== ================== ================== ================== ================ ===============
ACCUMULATION UNIT VALUE
  Lowest                $            16.91 $            25.06 $            13.41 $            13.91 $           9.34 $          9.42
                        ================== ================== ================== ================== ================ ===============
  Highest               $            16.91 $            25.06 $            13.41 $            13.91 $           9.34 $          9.42
                        ================== ================== ================== ================== ================ ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                  Goldman Sachs   Goldman Sachs
                                     Variable        Variable        Invesco         Invesco         Invesco         Invesco
                                 Insurance Trust Insurance Trust      Funds           Funds           Funds           Funds
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                 --------------- --------------- --------------- --------------- --------------- ---------------
                                       VIT              VIT
                                   Structured       Structured
                                    Small Cap       U.S. Equity      Invesco         Invesco      Invesco V.I.     Invesco V.I.
                                   Equity Fund         Fund        High Yield     S&P 500 Index     Comstock       Core Equity
                                 --------------- --------------- --------------- --------------- --------------- ---------------
ASSETS
Investments, at fair value       $        98,881 $        62,625 $       298,470 $       965,826 $       219,847 $     4,816,970
                                 --------------- --------------- --------------- --------------- --------------- ---------------
  Total assets                   $        98,881 $        62,625 $       298,470 $       965,826 $       219,847 $     4,816,970
                                 =============== =============== =============== =============== =============== ===============
NET ASSETS
Accumulation units               $        98,881 $        62,625 $       298,470 $       965,826 $       219,847 $     4,816,970
                                 --------------- --------------- --------------- --------------- --------------- ---------------
  Total net assets               $        98,881 $        62,625 $       298,470 $       965,826 $       219,847 $     4,816,970
                                 =============== =============== =============== =============== =============== ===============
FUND SHARE INFORMATION
Number of shares                           7,780           5,159         255,102          74,928          16,567         159,820
                                 =============== =============== =============== =============== =============== ===============
Cost of investments              $        91,576 $        53,522 $       319,721 $       817,180 $       209,480 $     3,840,624
                                 =============== =============== =============== =============== =============== ===============
ACCUMULATION UNIT VALUE
  Lowest                         $         15.88 $          9.68 $          8.30 $         11.50 $         10.54 $         14.45 (I)
                                 =============== =============== =============== =============== =============== ===============
  Highest                        $         15.88 $          9.68   $        8.30 $         11.50 $         10.54 $         16.67
                                 =============== =============== =============== =============== =============== ===============

(I) The high and low accumulation unit value ("AUV") are reported at the same amount where there is only one policy offered for investment in the sub-Account. Otherwise, when more than one policy is available for investment, a high and low AUV is reported.

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                      Invesco          Invesco         Invesco          Invesco         Invesco          Invesco
                                       Funds            Funds           Funds            Funds           Funds            Funds
                                    Sub-Account      Sub-Account     Sub-Account      Sub-Account     Sub-Account      Sub-Account
                                  ---------------  --------------- ---------------  --------------- ---------------  ---------------
                                    Invesco V.I.     Invesco V.I.    Invesco V.I.     Invesco V.I.   Invesco V.I.
                                    Diversified      Diversified     Equity and       Global Core     Government      Invesco V.I.
                                     Dividend          Income          Income           Equity        Securities       High Yield
                                  ---------------  --------------- ---------------  --------------- ---------------  ---------------
ASSETS
Investments, at fair value        $     1,972,280  $     2,276,578 $     5,268,137  $       681,100 $     3,551,008  $     1,082,460
                                  ---------------  --------------- ---------------  --------------- ---------------  ---------------
  Total assets                    $     1,972,280  $     2,276,578 $     5,268,137  $       681,100 $     3,551,008  $     1,082,460
                                  ===============  =============== ===============  =============== ===============  ===============
NET ASSETS
Accumulation units                $     1,972,280  $     2,276,578 $     5,268,137  $       681,100 $     3,551,008  $     1,082,460
                                  ---------------  --------------- ---------------  --------------- ---------------  ---------------
  Total net assets                $     1,972,280  $     2,276,578 $     5,268,137  $       681,100 $     3,551,008  $     1,082,460
                                  ===============  =============== ===============  =============== ===============  ===============
FUND SHARE INFORMATION
Number of shares                          120,703          348,101         349,346           90,332         286,372          192,952
                                  ===============  =============== ===============  =============== ===============  ===============
Cost of investments               $     1,915,873  $     2,742,803 $     5,184,571  $       759,129 $     3,457,216  $     1,053,792
                                  ===============  =============== ===============  =============== ===============  ===============
ACCUMULATION UNIT VALUE
  Lowest                          $         14.40  $         13.89 $         10.21  $          9.19 $         17.50  $         15.98
                                  ===============  =============== ===============  =============== ===============  ===============
  Highest                         $         14.40  $         14.71 $         10.21  $         11.47 $         18.39  $         15.98
                                  ===============  =============== ===============  =============== ===============  ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                        Invesco          Invesco         Invesco         Invesco         Invesco         Invesco
                                         Funds            Funds           Funds           Funds           Funds           Funds
                                      Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    ---------------  --------------- --------------- --------------- --------------- ---------------
                                      Invesco V.I.     Invesco V.I.                                                  Invesco VK V.I.
                                     International       Mid Cap       Invesco V.I.    Invesco V.I.    Invesco V.I.     American
                                         Growth        Core Equity     Money Market    Technology       Utilities      Franchise
                                    ---------------  --------------- --------------- --------------- --------------- ---------------
ASSETS
Investments, at fair value          $     1,229,869  $       403,523 $     2,194,110 $       166,331 $       850,766 $     4,781,497
                                    ---------------  --------------- --------------- --------------- --------------- ---------------
  Total assets                      $     1,229,869  $       403,523 $     2,194,110 $       166,331 $       850,766 $     4,781,497
                                    ===============  =============== =============== =============== =============== ===============
NET ASSETS
Accumulation units                  $     1,229,869  $       403,523 $     2,194,110 $       166,331 $       850,766 $     4,781,497
                                    ---------------  --------------- --------------- --------------- --------------- ---------------
  Total net assets                  $     1,229,869  $       403,523 $     2,194,110 $       166,331 $       850,766 $     4,781,497
                                    ===============  =============== =============== =============== =============== ===============
FUND SHARE INFORMATION
Number of shares                             40,955           31,748       2,194,110           9,860          52,516         131,794
                                    ===============  =============== =============== =============== =============== ===============
Cost of investments                 $       920,747  $       350,342 $     2,194,110 $       114,925 $       783,883 $     4,863,521
                                    ===============  =============== =============== =============== =============== ===============
ACCUMULATION UNIT VALUE
  Lowest                            $         16.44  $         19.20 $         12.44 $         14.10 $         20.14 $          9.67
                                    ===============  =============== =============== =============== =============== ===============
  Highest                           $         19.96  $         19.20 $         12.44 $         14.10 $         20.14 $         12.51
                                    ===============  =============== =============== =============== =============== ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                       Invesco          Invesco         Invesco         MFS Variable    MFS Variable   MFS Variable
                                        Funds            Funds           Funds       Insurance Trust Insurance Trust Insurance Trust
                                     Sub-Account      Sub-Account     Sub-Account       Sub-Account     Sub-Account    Sub-Account
                                   ---------------  --------------- ---------------  --------------- --------------- ---------------
                                   Invesco VK V.I.  Invesco VK V.I. Invesco VK V.I.
                                      American          Mid Cap          Value             MFS        MFS Investors      MFS New
                                        Value           Growth        Opportunity        Growth           Trust          Discovery
                                   ---------------  --------------- ---------------  --------------- --------------- ---------------
ASSETS
Investments, at fair value         $       209,735  $       335,579 $       683,497  $       856,995 $       121,982 $        59,825
                                   ---------------  --------------- ---------------  --------------- --------------- ---------------
  Total assets                     $       209,735  $       335,579 $       683,497  $       856,995 $       121,982 $        59,825
                                   ===============  =============== ===============  =============== =============== ===============
NET ASSETS
Accumulation units                 $       209,735  $       335,579 $       683,497  $       856,995 $       121,982 $        59,825
                                   ---------------  --------------- ---------------  --------------- --------------- ---------------
  Total net assets                 $       209,735  $       335,579 $       683,497  $       856,995 $       121,982 $        59,825
                                   ===============  =============== ===============  =============== =============== ===============
FUND SHARE INFORMATION
Number of shares                            14,067           85,607          96,267           29,726           5,320           3,806
                                   ===============  =============== ===============  =============== =============== ===============
Cost of investments                $       189,968  $       341,571 $       754,837  $       842,209 $        88,289 $        56,512
                                   ===============  =============== ===============  =============== =============== ===============
ACCUMULATION UNIT VALUE
  Lowest                           $         17.16  $          9.77 $         12.48  $         18.65 $         11.36 $         13.41
                                   ===============  =============== ===============  =============== =============== ===============
  Highest                          $         17.16  $          9.77 $         12.48  $         18.65 $         11.36 $         13.41
                                   ===============  =============== ===============  =============== =============== ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                                                     Morgan Stanley   Morgan Stanley  Morgan Stanley  Morgan Stanley
                                                                        Variable         Variable        Variable        Variable
                                    MFS Variable     MFS Variable      Investment       Investment      Investment      Investment
                                   Insurance Trust  Insurance Trust      Series           Series          Series          Series
                                     Sub-Account      Sub-Account     Sub-Account      Sub-Account     Sub-Account     Sub-Account
                                   ---------------  --------------- ---------------  --------------- ---------------  --------------
                                                                      Aggressive         Capital        European          Global
                                     MFS Research    MFS Utilities      Equity           Growth          Growth       Infrastructure
                                   ---------------  --------------- ---------------  --------------- ---------------  --------------
ASSETS
Investments, at fair value         $       111,123  $       200,331 $       299,103  $     2,234,035 $       350,953  $      526,134
                                   ---------------  --------------- ---------------  --------------- ---------------  --------------
  Total assets                     $       111,123  $       200,331 $       299,103  $     2,234,035 $       350,953  $      526,134
                                   ===============  =============== ===============  =============== ===============  ==============
NET ASSETS
Accumulation units                 $       111,123  $       200,331 $       299,103  $     2,234,035 $       350,953  $      526,134
                                   ---------------  --------------- ---------------  --------------- ---------------  --------------
  Total net assets                 $       111,123  $       200,331 $       299,103  $     2,234,035 $       350,953  $      526,134
                                   ===============  =============== ===============  =============== ===============  ==============
FUND SHARE INFORMATION
Number of shares                             5,086            7,250          16,133           54,475          21,504          57,251
                                   ===============  =============== ===============  =============== ===============  ==============
Cost of investments                $        69,542  $       149,630 $       204,713  $     1,854,384 $       422,837  $      670,247
                                   ===============  =============== ===============  =============== ===============  ==============
ACCUMULATION UNIT VALUE
  Lowest                           $          9.81  $         30.55 $         17.97  $         23.07 $         17.65  $        22.09
                                   ===============  =============== ===============  =============== ===============  ==============
  Highest                          $          9.81  $         30.55 $         17.97  $         23.07 $         17.65  $        22.09
                                   ===============  =============== ===============  =============== ===============  ==============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                    Morgan Stanley  Morgan Stanley   Morgan Stanley  Morgan Stanley
                                      Variable         Variable        Variable         Variable       Oppenheimer      Oppenheimer
                                     Investment       Investment      Investment       Investment       Variable         Variable
                                       Series           Series          Series           Series        Account Funds   Account Funds
                                     Sub-Account      Sub-Account     Sub-Account      Sub-Account     Sub-Account      Sub-Account
                                   ---------------  --------------- ---------------  --------------- ---------------  --------------
                                                                                                       Oppenheimer      Oppenheimer
                                       Limited                          Quality                          Capital          Global
                                      Duration        Money Market    Income Plus      Strategist     Appreciation      Securities
                                   ---------------  -------------------------------  --------------- ---------------  --------------
ASSETS
Investments, at fair value         $       447,212  $       976,140 $     1,981,844  $     1,311,870 $       334,709  $      315,511
                                   ---------------  --------------- ---------------  --------------- ---------------  --------------
  Total assets                     $       447,212  $       976,140 $     1,981,844  $     1,311,870 $       334,709  $      315,511
                                   ===============  =============== ===============  =============== ===============  ==============
NET ASSETS
Accumulation units                 $       447,212  $       976,140 $     1,981,844  $     1,311,870 $       334,709  $      315,511
                                   ---------------  --------------- ---------------  --------------- ---------------  --------------
  Total net assets                 $       447,212  $       976,140 $     1,981,844  $     1,311,870 $       334,709  $      315,511
                                   ===============  =============== ===============  =============== ===============  ==============
FUND SHARE INFORMATION
Number of shares                            58,004          976,140         165,568          122,262           7,428           9,693
                                   ===============  =============== ===============  =============== ===============  ==============
Cost of investments                $       476,471  $       976,140 $     1,779,299  $     1,710,698 $       249,428  $      232,441
                                   ===============  =============== ===============  =============== ===============  ==============
ACCUMULATION UNIT VALUE
  Lowest                           $         11.71  $         12.70 $         22.95  $         19.68 $          8.81  $        14.90
                                   ===============  =============== ===============  =============== ===============  ==============
  Highest                          $         11.71  $         12.70 $         22.95  $         19.68 $          8.81  $        14.90
                                   ===============  =============== ===============  =============== ===============  ==============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                   Oppenheimer      Oppenheimer     Oppenheimer
                                     Variable         Variable        Variable       Putnam Variable Putnam Variable Putnam Variable
                                   Account Funds    Account Funds   Account Funds         Trust           Trust           Trust
                                    Sub-Account      Sub-Account     Sub-Account       Sub-Account     Sub-Account     Sub-Account
                                 ----------------  --------------- ---------------  ---------------- --------------- ---------------
                                   Oppenheimer                       Oppenheimer
                                      Global         Oppenheimer    Small & MidCap                      VT Global     VT Growth and
                                 Strategic Income    Main Street     Growth Fund    VT Equity Income   Health Care        Income
                                 ----------------  --------------- ---------------  ---------------- --------------- ---------------
ASSETS
Investments, at fair value       $        870,555  $       595,706 $       102,606  $         90,517 $        31,971 $       125,094
                                 ----------------  --------------- ---------------  ---------------- --------------- ---------------
    Total assets                 $        870,555  $       595,706 $       102,606  $         90,517 $        31,971 $       125,094
                                 ================  =============== ===============  ================ =============== ===============
NET ASSETS
Accumulation units               $        870,555  $       595,706 $       102,606  $         90,517 $        31,971 $       125,094
                                 ----------------  --------------- ---------------  ---------------- --------------- ---------------
    Total net assets             $        870,555  $       595,706 $       102,606  $         90,517 $        31,971 $       125,094
                                 ================  =============== ===============  ================ =============== ===============
FUND SHARE INFORMATION
Number of shares                          153,537           24,852           1,872             5,758           2,475           6,977
                                 ================  =============== ===============  ================ =============== ===============
Cost of investments              $        756,834  $       464,132 $        72,498  $         58,758 $        26,957 $       141,858
                                 ================  =============== ===============  ================ =============== ===============
ACCUMULATION UNIT VALUE
    Lowest                       $          20.88  $         10.56 $          5.51  $          18.10 $         14.38 $         12.53
                                 ================  =============== ===============  ================ =============== ===============
    Highest                      $          20.88  $         10.56 $          5.51  $          18.10 $         14.38 $         12.53
                                 ================  =============== ===============  ================ =============== ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                                                                 The Universal    The Universal    The Universal
                             Putnam Variable   Putnam Variable  Putnam Variable  Institutional    Institutional    Institutional
                                  Trust            Trust             Trust         Funds, Inc.     Funds, Inc.      Funds, Inc.
                               Sub-Account      Sub-Account       Sub-Account     Sub-Account      Sub-Account      Sub-Account
                             ---------------  ----------------  ---------------  --------------  -------------- --------------------
                                                                                 Morgan Stanley  Morgan Stanley    Morgan Stanley
                                                                                 UIF Core Plus    UIF Emerging       UIF Global
                                VT Growth     VT International                    Fixed Income      Markets        Tactical Asset
                              Opportunities        Equity         VT Research       Class I         Class I      Allocation Class I
                             ---------------  ---------------- ----------------  --------------  --------------  -------------------
ASSETS
Investments, at fair value   $        30,600  $         47,255 $         33,395  $      726,720  $      242,208  $           124,518
                             ---------------  ---------------- ----------------  --------------  --------------  -------------------
    Total assets             $        30,600  $         47,255 $         33,395  $      726,720  $      242,208  $           124,518
                             ===============  ================ ================  ==============  ==============  ===================
NET ASSETS
Accumulation units           $        30,600  $         47,255 $         33,395  $      726,720  $      242,208  $           124,518
                             ---------------  ---------------- ----------------  --------------  --------------  -------------------
    Total net assets         $        30,600  $         47,255 $         33,395  $      726,720  $      242,208  $           124,518
                             ===============  ================ ================  ==============  ==============  ===================
FUND SHARE INFORMATION
Number of shares                       4,842             4,171            2,422          68,301          16,115               13,039
                             ===============  ================ ================  ==============  ==============  ===================
Cost of investments          $        21,345  $         55,658 $         26,220  $      738,240  $      214,153  $           142,757
                             ===============  ================ ================  ==============  ==============  ===================
ACCUMULATION UNIT VALUE
    Lowest                   $         12.67  $          13.40 $          13.04  $        16.77  $        29.16  $             12.68
                             ===============  ================ ================  ==============  ==============  ===================
    Highest                  $         12.67  $          13.40 $          13.04  $        16.77  $        29.16  $             12.68
                             ===============  ================ ================  ==============  ==============  ===================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                                   The Universal   The Universal
                                                  Institutional    Institutional
                                                   Funds, Inc.      Funds, Inc.
                                                   Sub-Account      Sub-Account
                                                 ---------------  --------------
                                                  Morgan Stanley  Morgan Stanley
                                                       UIF        UIF U.S. Real
                                                  Growth Class I  Estate Class I
                                                 ---------------  --------------
ASSETS
Investments, at fair value                       $       508,616  $      286,015
                                                 ---------------  --------------
  Total assets                                   $       508,616  $      286,015
                                                 ===============  ==============
NET ASSETS
Accumulation units                               $       508,616  $      286,015
                                                 ---------------  --------------
  Total net assets                               $       508,616  $      286,015
                                                 ===============  ==============
FUND SHARE INFORMATION
Number of shares                                          23,182          18,346
                                                 ===============  ==============
Cost of investments                              $       373,016  $      257,876
                                                 ===============  ==============
ACCUMULATION UNIT VALUE
  Lowest                                         $          9.83  $        26.49
                                                 ===============  ==============
  Highest                                        $         13.72  $        36.67
                                                 ===============  ==============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                              American            American            Dreyfus
                              Century             Century            Socially
                              Variable            Variable          Responsible    Dreyfus Stock  Dreyfus Variable  Dreyfus Variable
                           Portfolios, Inc.   Portfolios, Inc.      Growth Fund,    Index Fund    Investment Fund   Investment Fund
                             Sub-Account         Sub-Account     Inc. Sub-Account   Sub-Account     Sub-Account       Sub-Account
                          -----------------  ------------------  ----------------  -------------  ----------------  ----------------
                                                                      Dreyfus
                              American           American            Socially
                               Century           Century            Responsible    Dreyfus Stock    VIF Growth &       VIF Money
                             VP Balanced      VP International      Growth Fund     Index Fund         Income           Market
                          -----------------  ------------------  ----------------  -------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                 $          5,512    $          1,975   $        1,755    $     31,711   $         3,958   $             -
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                             (2,414)            (2,038)          (2,068)        (14,143)           (2,446)          (12,154)
                          -----------------  ------------------  ----------------  -------------  ----------------  ----------------
  Net investment income
    (loss)                            3,098                (63)            (313)         17,568             1,512           (12,154)
                          -----------------  ------------------  ----------------  -------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales                42,880             20,280           80,584         165,043             5,593           216,681
  Cost of investments
    sold                             41,705             24,439           80,267         160,266             5,516           216,681
                          -----------------  ------------------  ----------------  -------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                            1,175             (4,159)             317           4,777                77                -
Realized gain
  distributions                           -                  -                -          77,296                 -                -
                          -----------------  ------------------  ----------------  -------------  ----------------  ----------------
  Net realized gains
    (losses)                          1,175             (4,159)             317          82,073                77                -
Change in unrealized
  gains (losses)                     23,660             45,937           24,379         114,742            40,073                -
                          -----------------  ------------------  ----------------  -------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                      24,835             41,778           24,696         196,815            40,150                -
                          -----------------  ------------------  ----------------  -------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS              $          27,933   $         41,715   $       24,383    $    214,383   $        41,662   $       (12,154)
                          ==================  =================  ================  =============  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                        Franklin
                                      Fidelity          Fidelity          Fidelity         Fidelity      Fidelity       Templeton
                                      Variable          Variable          Variable         Variable      Variable       Variable
                                     Insurance         Insurance         Insurance        Insurance      Insurance      Insurance
                                   Products Fund     Products Fund     Products Fund    Products Fund  Products Fund  Products Trust
                                     Sub-Account      Sub-Account       Sub-Account      Sub-Account    Sub-Account     Sub-Account
                                 -----------------  ----------------  ---------------  --------------  -------------  --------------
                                                                                                                        Franklin
                                                                                                                      Small-Mid Cap
                                      VIP Asset                             VIP                           VIP High       Growth
                                   Manager Growth    VIP Contrafund    Equity-Income     VIP Growth        Income      Securities
                                 -----------------  ----------------  ---------------  --------------  -------------  --------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                        $          2,363  $         16,964   $       23,946    $      3,591   $     25,471    $          -
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                                   (1,636)          (11,794)          (6,845)         (5,366)        (4,121)         (3,536)
                                 -----------------  ----------------  ---------------  --------------  -------------  --------------
  Net investment income
    (loss)                                    727             5,170           17,101          (1,775)        21,350          (3,536)
                                 -----------------  ----------------  ---------------  --------------  -------------  --------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales                      75,980           165,282           55,084          22,654         82,442          30,046
  Cost of investments
    sold                                   61,893           155,857           58,055          21,164         85,734          23,549
                                 -----------------  ----------------  ---------------  --------------  -------------  --------------
  Realized gains
    (losses) on fund
    shares                                 14,087             9,425           (2,971)          1,490         (3,292)          6,497
Realized gain
  distributions                               607                 -           48,580               -              -          27,652
                                 -----------------  ----------------  ---------------  --------------  -------------  --------------
  Net realized gains
    (losses)                               14,694             9,425           45,609           1,490         (3,292)         34,149
Change in unrealized
  gains (losses)                           10,237           172,498           50,517          73,441         38,626           7,091
  Net realized and               -----------------  ----------------  ---------------  --------------  -------------  --------------
    change in unrealized
    gains (losses) on
    investments                            24,931           181,923           96,126          74,931         35,334          41,240
                                 -----------------  ----------------  ---------------  --------------  -------------  --------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS                     $         25,658  $        187,093   $      113,227   $      73,156   $     56,684    $     37,704
                                 =================  ================  ===============  ==============  =============  ==============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                               Franklin            Franklin         Franklin        Franklin
                               Templeton          Templeton        Templeton        Templeton
                               Variable           Variable          Variable         Variable       Goldman Sachs     Goldman Sachs
                               Insurance          Insurance        Insurance        Insurance         Variable          Variable
                             Products Trust    Products Trust    Products Trust   Products Trust   Insurance Trust   Insurance Trust
                              Sub-Account        Sub-Account       Sub-Account     Sub-Account       Sub-Account        Sub-Account
                           -----------------  -----------------  ---------------  --------------  -----------------  ---------------
                                                  Templeton
                                                  Developing         Templeton       Templeton                        VIT Strategic
                             Mutual Shares         Markets            Foreign         Growth            VIT           International
                              Securities          Securities        Securities      Securities    Strategic Growth       Equity
                           -----------------  -----------------  ---------------  --------------  -----------------  ---------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                  $         13,153   $            392   $        5,604   $         426   $           146    $           32
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                             (5,759)              (231)          (1,664)           (186)             (186)              (13)
                           -----------------  -----------------  ---------------  --------------  -----------------  ---------------
  Net investment income
    (loss)                            7,394                161            3,940             240               (40)               19
                           -----------------  -----------------  ---------------  --------------  -----------------  ---------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales                78,603             33,599           28,788             748               384                28
  Cost of investments
    sold                             71,629             34,368           29,713             828               301                34
                           -----------------  -----------------  ---------------  --------------  -----------------  ---------------
  Realized gains
    (losses) on fund
    shares                            6,974               (769)            (925)            (80)               83                (6)
Realized gain
  distributions                           -                  -                -               -                 -                 -
                           -----------------  -----------------  ---------------  --------------  -----------------  ---------------
  Net realized gains
    (losses)                          6,974               (769)            (925)            (80)               83                (6)
Change in unrealized
  gains (losses)                     65,257              3,355           25,998           3,643             3,388               254
                           -----------------  -----------------  ---------------  --------------  -----------------  ---------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                      72,231              2,586           25,073           3,563             3,471               248
                           -----------------  -----------------  ---------------  --------------  -----------------  ---------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS               $         79,625   $          2,747   $       29,013   $       3,803   $         3,431    $          267
                           =================  =================  ===============  ==============  =================  ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                              Goldman Sachs     Goldman Sachs
                                Variable           Variable          Invesco          Invesco         Invesco            Invesco
                             Insurance Trust    Insurance Trust       Funds            Funds           Funds              Funds
                              Sub-Account        Sub-Account       Sub-Account      Sub-Account      Sub-Account        Sub-Account
                           ------------------  -----------------  --------------  ---------------  ----------------  ---------------
                                  VIT                VIT
                              Structured          Structured                                           Invesco           Invesco
                               Small Cap         U.S. Equity         Invesco          Invesco       V.I. Capital      V.I. Capital
                              Equity Fund            Fund           High Yield     S&P 500 Index   Appreciation (a)  Development (b)
                           ------------------  -----------------  --------------  ---------------  ----------------  ---------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                  $           1,160   $          1,130   $      18,533   $       19,619    $            -   $           -
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                                (903)              (549)         (2,374)         (10,834)           (9,905)          (1,020)
                           ------------------  -----------------  --------------  ---------------  ----------------  ---------------
  Net investment income
    (loss)                               257                581          16,159            8,785            (9,905)          (1,020)
                           ------------------  -----------------  --------------  ---------------  ----------------  ---------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales                 12,609              1,473          27,336          558,347         3,548,233          367,327
  Cost of investments
    sold                              11,886              1,286          30,356          490,134         3,672,372          317,165
                           ------------------  -----------------  --------------  ---------------  ----------------  ---------------
  Realized gains
    (losses) on fund
    shares                               723                187          (3,020)          68,213          (124,139)          50,162
Realized gain
  distributions                            -                  -               -                -                 -                -
                           ------------------  -----------------  --------------  ---------------  ----------------  ---------------
  Net realized gains
    (losses)                             723                187          (3,020)          68,213          (124,139)          50,162
Change in unrealized
  gains (losses)                      10,443              6,725          29,808           82,260           597,273           (5,589)
                           ------------------  -----------------  --------------  ---------------  ----------------  ---------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                       11,166              6,912          26,788          150,473           473,134           44,573
                           ------------------  -----------------  --------------  ---------------  ----------------  ---------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS               $          11,423   $          7,493   $      42,947   $      159,258    $      463,229    $      43,553
                           ==================  =================  ==============  ===============  ================  ===============

(a) On April 27, 2012, Invesco V.I. Capital Appreciation merged into Invesco LIT Capital Growth
(b) On April 27, 2012, Invesco V.I. Capital Development merged into Invesco VK V.I.  Mid Cap Growth

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                               Invesco            Invesco          Invesco            Invesco            Invesco         Invesco
                                Funds              Funds            Funds              Funds              Funds           Funds
                             Sub-Account        Sub-Account      Sub-Account        Sub-Account         Sub-Account     Sub-Account
                          ------------------  ---------------  ----------------  -----------------  ----------------  --------------
                                                                 Invesco V.I.       Invesco V.I.       Invesco V.I.    Invesco V.I.
                            Invesco V.I.        Invesco V.I.     Diversified        Diversified        Equity and      Global Core
                              Comstock          Core Equity      Dividend (c)         Income             Income         Equity (d)
                          ------------------  ---------------  ----------------  -----------------  ----------------  --------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                 $           4,064   $       46,404   $        38,594   $        106,317   $        95,787   $      16,596
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                             (2,010)         (44,173)          (17,926)           (20,753)          (47,987)         (5,905)
                          ------------------  ---------------  ----------------  -----------------  ----------------  --------------
  Net investment income
    (loss)                            2,054            2,231            20,668             85,564            47,800          10,691
                          ------------------  ---------------  ----------------  -----------------  ----------------  --------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales                60,099          628,372           389,622            238,760           694,982          62,304
  Cost of investments
    sold                             59,828          525,004           403,763            287,300           710,777          74,854
                          ------------------  ---------------  ----------------  -----------------  ----------------  --------------
  Realized gains
    (losses) on fund
    shares                              271          103,368           (14,141)           (48,540)          (15,795)        (12,550)
Realized gain
  distributions                           -                -                 -                  -                 -               -
                          ------------------  ---------------  ----------------  -----------------  ----------------  --------------
  Net realized gains
    (losses)                            271          103,368           (14,141)           (48,540)          (15,795)        (12,550)
Change in unrealized
  gains (losses)                     33,453          480,010           313,782            176,388           549,206          78,572
                          ------------------  ---------------  ----------------  -----------------  ----------------  --------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                      33,724          583,378           299,641            127,848           533,411          66,022
                          ------------------  ---------------  ----------------  -----------------  ----------------  --------------
INCREASE (DECREASE) IN
  NET ASSETS
  FROM OPERATIONS         $          35,778   $      585,609   $       320,309   $        213,412   $       581,211   $      76,713
                          ==================  ===============  ================  =================  ================  ==============

(c) Previously known as Invesco Dividend Growth
(d) Previously known as Invesco UIF Global Value Equity Class I

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                Invesco            Invesco            Invesco           Invesco          Invesco          Invesco
                                 Funds              Funds              Funds             Funds            Funds            Funds
                              Sub-Account        Sub-Account        Sub-Account       Sub-Account      Sub-Account      Sub-Account
                          -------------------  ----------------  ----------------  ----------------  ---------------  --------------
                             Invesco V.I.                           Invesco V.I.     Invesco V.I.
                              Government         Invesco V.I.      International        Mid Cap        Invesco V.I.    Invesco V.I.
                              Securities          High Yield           Growth         Core Equity      Money Market    Technology
                          -------------------  ----------------  ----------------  ----------------  ---------------  --------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                 $          116,147    $       52,622    $       17,189   $           273   $          575   $           -
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                             (34,271)           (9,304)          (10,816)           (4,276)         (19,538)         (1,617)
                          -------------------  ----------------  ----------------  ----------------  ---------------  --------------
  Net investment income
    (loss)                            81,876            43,318             6,373            (4,003)         (18,963)         (1,617)
                          -------------------  ----------------  ----------------  ----------------  ---------------  --------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales                585,866            92,719           136,304           152,661           93,368          26,300
  Cost of investments                562,448            95,002           110,457           137,808           93,368          19,112
    sold                  -------------------  ----------------  ----------------  ----------------  ---------------  --------------

  Realized gains
    (losses) on fund                  23,418            (2,283)           25,847            14,853                -           7,188
    shares
Realized gain
  distributions                            -                 -                 -             3,553                -               -
                          -------------------  ----------------  ----------------  ----------------  ---------------  --------------
  Net realized gains
    (losses)                          23,418            (2,283)           25,847            18,406                -           7,188
Change in unrealized
  gains (losses)                     (46,144)          112,339           127,889            29,329                -          10,969
                          -------------------  ----------------  ----------------  ----------------  ---------------  --------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                      (22,726)          110,056           153,736            47,735                -          18,157
                          -------------------  ----------------  ----------------  ----------------  ---------------  --------------
INCREASE (DECREASE) IN
  NET ASSETS
  FROM OPERATIONS         $           59,150   $       153,374   $       160,109   $        43,732   $      (18,963)  $      16,540
                          ===================  ================  ================  ================  ===============  ==============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                               Invesco           Invesco           Invesco           Invesco           Invesco        MFS Variable
                                Funds             Funds             Funds             Funds             Funds        Insurance Trust
                             Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account      Sub-Account
                          ----------------  -----------------  ---------------  -----------------  ----------------  ---------------
                                              Invesco VK V.I.  Invesco VK V.I.   Invesco VK V.I.   Invesco VK V.I.
                            Invesco V.I.        American         American            Mid Cap            Value              MFS
                              Utilities       Franchise (e)      Value (f)        Growth (b)(g)     Opportunity (h)      Growth
                          ----------------  -----------------  ---------------  -----------------  ----------------  ---------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                 $        27,446   $              -   $        1,450   $              -   $        10,219   $            -
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                           (7,734)           (35,913)          (1,834)            (1,991)           (6,237)          (7,625)
                          ----------------  -----------------  ---------------  -----------------  ----------------  ---------------
  Net investment income
    (loss)                         19,712            (35,913)            (384)            (1,991)            3,982           (7,625)
                          ----------------  -----------------  ---------------  -----------------  ----------------  ---------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales              47,744            622,833           41,215             15,391           100,588           64,141
  Cost of investments
    sold                           44,069            650,296           39,761             16,275           115,778           65,262
                          ----------------  -----------------  ---------------  -----------------  ----------------  ---------------
  Realized gains
    (losses) on fund
    shares                          3,675            (27,463)           1,454               (884)          (15,190)          (1,121)
Realized gain
  distributions                    31,332                  -                -                103                 -                -
                          ----------------  -----------------  ---------------  -----------------  ----------------  ---------------
  Net realized gains
    (losses)                       35,007            (27,463)           1,454               (781)          (15,190)          (1,121)
Change in unrealized
  gains (losses)                  (32,863)           165,700           28,866             (5,993)          116,592          133,305
                          ----------------  -----------------  ---------------  -----------------  ----------------  ---------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                     2,144            138,237           30,320             (6,774)          101,402          132,184
                          ----------------  -----------------  ---------------  -----------------  ----------------  ---------------
INCREASE (DECREASE) IN
  NET ASSETS
  FROM OPERATIONS         $        21,856   $        102,324   $       29,936   $         (8,765)  $       105,384   $      124,559
                          ================  =================  ===============  =================  ================  ===============

(b) On April 27, 2012, Invesco V.I. Capital Development merged into Invesco VK V.I. Mid Cap Growth
(e) Previously known as Invesco LIT Capital Growth
(f) Previously known as Invesco UIF U.S. Small Mid Cap Value Class I
(g) For period beginning April 27, 2012, and ended December 31, 2012
(h) Previously known as Invesco V.I. Basic Value

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Morgan Stanley    Morgan Stanley
                                                                                                     Variable           Variable
                            MFS Variable      MFS Variable       MFS Variable    MFS Variable       Investment         Investment
                           Insurance Trust   Insurance Trust   Insurance Trust  Insurance Trust       Series             Series
                             Sub-Account      Sub-Account        Sub-Account      Sub-Account       Sub-Account       Sub-Account
                          ----------------  -----------------  ---------------  ---------------  ----------------  ----------------
                            MFS Investors        MFS New                                            Aggressive          Capital
                               Trust            Discovery       MFS Research    MFS Utilities         Equity             Growth
                          ----------------  -----------------  ---------------  ---------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                 $         1,037   $              -   $          841   $       13,504   $             -   $             -
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                           (1,050)              (522)            (948)          (1,806)           (3,255)          (21,519)
                          ----------------  -----------------  ---------------  ---------------  ----------------  ----------------
  Net investment income
    (loss)                            (13)              (522)            (107)          11,698            (3,255)          (21,519)
                          ----------------  -----------------  ---------------  ---------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales               3,332             27,853            5,688           37,032           124,297           371,853
  Cost of investments
    sold                            2,536             25,669            3,579           27,656            83,158           315,046
                          ----------------  -----------------  ---------------  ---------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                            796              2,184            2,109            9,376            41,139            56,807
Realized gain
  distributions                         -              4,885                -                -            28,375            52,735
                          ----------------  -----------------  ---------------  ---------------  ----------------  ----------------
  Net realized gains
    (losses)                          796              7,069            2,109            9,376            69,514           109,542
Change in unrealized
  gains (losses)                   18,166              3,626           13,474            2,143           (27,000)          167,095
                          ----------------  -----------------  ---------------  ---------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                    18,962             10,695           15,583           11,519            42,514           276,637
                          ----------------  -----------------  ---------------  ---------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS
  FROM OPERATIONS         $        18,949   $         10,173   $       15,476  $        23,217   $        39,259   $       255,118
                          ================  =================  ==============  ================  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                            Morgan Stanley      Morgan Stanley  Morgan Stanley   Morgan Stanley    Morgan Stanley    Morgan Stanley
                               Variable            Variable        Variable         Variable          Variable          Variable
                              Investment          Investment      Investment       Investment        Investment        Investment
                                Series              Series          Series           Series            Series            Series
                              Sub-Account        Sub-Account      Sub-Account     Sub-Account        Sub-Account      Sub-Account
                           ----------------  ----------------  ---------------  ----------------  ----------------  ----------------
                               European           Global            Limited                           Quality
                                Growth        Infrastructure       Duration       Money Market       Income Plus      Strategist
                           ----------------  ----------------  ---------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                  $        11,513   $        11,661   $       14,471   $           130   $       111,924   $        26,642
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                            (3,537)           (4,460)          (4,090)          (10,956)          (17,492)          (12,063)
                           ----------------  ----------------  ---------------  ----------------  ----------------  ----------------
  Net investment income
    (loss)                           7,976             7,201           10,381           (10,826)           94,432            14,579
                           ----------------  ----------------  ---------------  ----------------  ----------------  ----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales              150,469            92,191          126,611           712,483           213,694           121,814
  Cost of investments
    sold                           199,039           127,236          135,506           712,483           194,641           161,206
                           ----------------  ----------------  ---------------  ----------------  ----------------  ----------------
  Realized gains
    (losses) on fund
    shares                         (48,570)          (35,045)          (8,895)                -            19,053           (39,392)
Realized gain
  distributions                          -            42,495                -                 -                 -            20,239
                           ----------------  ----------------  ---------------  ----------------  ----------------  ----------------
  Net realized gains
    (losses)                       (48,570)            7,450           (8,895)                -            19,053           (19,153)
Change in unrealized
  gains (losses)                   101,657            65,212            8,911                 -           121,760            80,876
                           ----------------  ----------------  ---------------  ----------------  ----------------  ----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                     53,087            72,662               16                 -           140,813            61,723
                           ----------------  ----------------  ---------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS
  FROM OPERATIONS          $        61,063   $        79,863   $       10,397   $       (10,826)  $       235,245   $        76,302
                           ================  ================  ===============  ================  ================  ================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                             Oppenheimer        Oppenheimer       Oppenheimer      Oppenheimer       Oppenheimer
                              Variable           Variable           Variable        Variable          Variable      Putnam Variable
                             Account Funds     Account Funds      Account Funds    Account Funds    Account Funds        Trust
                             Sub-Account        Sub-Account        Sub-Account      Sub-Account      Sub-Account      Sub-Account
                          ------------------  ---------------  ----------------  ---------------  ---------------  -----------------
                             Oppenheimer       Oppenheimer       Oppenheimer                       Oppenheimer
                               Capital            Global            Global         Oppenheimer    Small & MidCap
                            Appreciation        Securities     Strategic Income    Main Street     Growth Fund     VT Equity Income
                          ------------------  ---------------  ----------------  ---------------  ---------------  -----------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                 $           2,556   $        6,970   $        58,019   $        5,976   $            -   $          1,898
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                             (3,377)          (2,829)           (8,382)          (5,538)            (949)              (769)
                          ------------------  ---------------  ----------------  ---------------  ---------------  -----------------
  Net investment income
    (loss)                             (821)           4,141            49,637              438             (949)             1,129
                          ------------------  ---------------  ----------------  ---------------  ---------------  -----------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales                90,277           44,405           177,949           94,916            8,353              3,492
  Cost of investments
    sold                             67,589           35,389           159,515           75,351            5,947              2,429
                          ------------------  ---------------  ----------------  ---------------  ---------------  -----------------
  Realized gains
    (losses) on fund
    shares                           22,688            9,016            18,434           19,565            2,406              1,063
Realized gain
  distributions                           -                -            10,704                -                -                  -
                          ------------------  ---------------  ----------------  ---------------  ---------------  -----------------
  Net realized gains
    (losses)                         22,688            9,016            29,138           19,565            2,406              1,063
Change in unrealized
  gains (losses)                     26,752           44,038            30,865           71,482           13,211             11,993
                          ------------------  ---------------  ----------------  ---------------  ---------------  -----------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                      49,440           53,054            60,003           91,047           15,617             13,056
                          ------------------  ---------------  ----------------  ---------------  ---------------  -----------------
INCREASE (DECREASE) IN
  NET ASSETS
  FROM OPERATIONS         $          48,619   $       57,195   $       109,640   $       91,485   $       14,668   $         14,185
                          ==================  ===============  ================  ===============  ===============  =================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2012
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      The Universal
                           Putnam Variable    Putnam Variable   Putnam Variable    Putnam Variable  Putnam Variable   Institutional
                               Trust               Trust             Trust               Trust            Trust        Funds, Inc.
                            Sub-Account         Sub-Account       Sub-Account        Sub-Account      Sub-Account     Sub-Account
                         ------------------  ----------------  ----------------  -----------------  ---------------  ---------------
                                                                                                                     Morgan Stanley
                                                                                                                      UIF Core Plus
                             VT Global         VT Growth and       VT Growth      VT International                    Fixed Income
                            Health Care           Income        Opportunities          Equity          VT Research       Class I
                         ------------------  ----------------  ----------------  -----------------  ---------------  ---------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                $             668   $         2,182   $            29   $            936   $          426   $       32,705
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                              (422)           (1,166)             (305)              (392)            (362)          (6,419)
                         ------------------  ----------------  ----------------  -----------------  ---------------  ---------------
  Net investment income
    (loss)                             246             1,016              (276)               544               64           26,286
                         ------------------  ----------------  ----------------  -----------------  ---------------  ---------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales               31,546            15,913             6,785              1,230           13,421           72,940
  Cost of investments
    sold                            25,636            18,398             4,852              1,573           10,762           75,069
                         ------------------  ----------------  ----------------  -----------------  ---------------  ---------------
  Realized gains
    (losses) on fund
    shares                           5,910            (2,485)            1,933               (343)           2,659           (2,129)
Realized gain
  distributions                      4,310                 -                 -                  -                -                -
                         ------------------  ----------------  ----------------  -----------------  ---------------  ---------------
  Net realized gains
    (losses)                        10,220            (2,485)            1,933               (343)           2,659           (2,129)
Change in unrealized
  gains (losses)                      (288)           22,671             3,403              8,019            3,720           33,439
                         ------------------  ----------------  ----------------  -----------------  ---------------  ---------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                      9,932            20,186             5,336              7,676            6,379           31,310
                         ------------------  ----------------  ----------------  -----------------  ---------------  ---------------
INCREASE (DECREASE) IN
  NET ASSETS
  FROM OPERATIONS        $          10,178   $        21,202   $         5,060   $          8,220   $        6,443   $       57,596
                         ==================  ================  ================  =================  ===============  ===============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2012
------------------------------------------------------------------------------------------------------------------------------------
                                                The Universal        The Universal           The Universal         The Universal
                                               Institutional         Institutional          Institutional          Institutional
                                                Funds, Inc.           Funds, Inc.            Funds, Inc.            Funds, Inc.
                                                Sub-Account           Sub-Account            Sub-Account            Sub-Account
                                            -------------------  ----------------------  --------------------  ---------------------
                                               Morgan Stanley         Morgan Stanley
                                               UIF Emerging            UIF Global            Morgan Stanley        Morgan Stanley
                                                  Markets            Tactical Asset              UIF               UIF U.S. Real
                                                  Class I           Allocation Class I       Growth Class I       Estate Class I
                                            -------------------  ----------------------  --------------------  ---------------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                                   $                -   $               2,485   $                -    $              2,389
Charges from Allstate
  Life Insurance
  Company:
  Mortality and expense
    risk                                                (2,211)                 (1,071)               (4,659)                (2,644)
                                            -------------------  ----------------------  --------------------  ---------------------
  Net investment income
    (loss)                                              (2,211)                  1,414                (4,659)                  (255)
                                            -------------------  ----------------------  --------------------  ---------------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains (losses)
  on fund shares:
  Proceeds from sales                                   67,484                   2,722               132,638                 70,948
  Cost of investments
    sold                                                65,354                   3,266                97,754                 64,686
                                            -------------------  ----------------------  --------------------  ---------------------
  Realized gains
    (losses) on fund
    shares                                               2,130                    (544)               34,884                  6,262
Realized gain
  distributions                                              -                       -                23,408                      -
                                            -------------------  ----------------------  --------------------  ---------------------
  Net realized gains
    (losses)                                             2,130                    (544)               58,292                  6,262
Change in unrealized
  gains (losses)                                        41,930                  13,388                12,146                 35,840
                                            -------------------  ----------------------  --------------------  ---------------------
  Net realized and
    change in unrealized
    gains (losses) on
    investments                                         44,060                  12,844                70,438                 42,102
                                            -------------------  ----------------------  --------------------  ---------------------
INCREASE (DECREASE) IN
  NET ASSETS
  FROM OPERATIONS                           $           41,849    $             14,258   $            65,779    $            41,847
                                            ===================  ======================  ====================  =====================

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                American                       American                        Dreyfus
                                            Century Variable            Century Century Variable      Socially Responsible Growth
                                             Portfolios, Inc.               Portfolios, Inc.                  Fund, Inc.
                                               Sub-Account                   Sub-Account                     Sub-Account
                                        --------------------------    ----------------------------   -----------------------------
                                                 American                      American                    Dreyfus Socially
                                           Century VP Balanced          Century VP International        Responsible Growth Fund
                                        --------------------------    ----------------------------   -----------------------------
                                           2012            2011            2012           2011            2012            2011
                                        -----------    -----------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $     3,098    $     2,485    $        (63)  $       1,374   $        (313)  $          82
Net realized gains (losses)                   1,175         (1,817)         (4,159)         (5,056)            317          (1,616)
Change in unrealized gains (losses)          23,660          8,687          45,937         (29,477)         24,379           3,097
                                        -----------    -----------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                            27,933          9,355          41,715         (33,159)         24,383           1,563
                                        -----------    -----------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                          -              -               -               -               -               -
Benefit payments                            (12,714)             -               -         (18,594)        (45,148)        (20,476)
Payments on termination                     (24,490)       (20,132)        (16,091)         (2,246)              -          (2,295)
Policy maintenance charge                    (2,776)        (2,709)         (2,148)         (2,420)         (2,210)         (2,433)
Transfers among the sub-accounts
  and with the Fixed Account - net            1,476         44,841              (6)         (3,879)          6,839          (5,101)
                                        -----------    -----------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                  (38,504)        22,000         (18,245)        (27,139)        (40,519)        (30,305)
                                        -----------    -----------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS           (10,571)        31,355          23,470         (60,298)        (16,136)        (28,742)
NET ASSETS AT BEGINNING OF PERIOD           271,431        240,076         218,385         278,683         227,712         256,454
                                        -----------    -----------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD             $   260,860    $   271,431    $    241,855   $     218,385   $     211,576   $     227,712
                                        ===========    ===========    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   16,276         15,028          15,809          17,586          20,578          23,176
      Units issued                              111          2,993               -               2           3,796              14
      Units redeemed                         (2,270)        (1,745)         (1,228)         (1,779)         (7,144)         (2,612)
                                        -----------    -----------    ------------   -------------   -------------   -------------
  Units outstanding at end of period         14,117         16,276          14,581          15,809          17,230          20,578
                                        ===========    ===========    ============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                       Dreyfus Variable Investment    Dreyfus Variable Investment
                                        Dreyfus Stock Index Fund                 Fund                           Fund
                                              Sub-Account                    Sub-Account                    Sub-Account
                                      ----------------------------    ----------------------------   -----------------------------
                                        Dreyfus Stock Index Fund           VIF Growth & Income              VIF Money Market
                                      ----------------------------    ----------------------------   -----------------------------
                                          2012            2011            2012            2011            2012            2011
                                      ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $     17,568    $     14,109    $      1,512   $         961   $     (12,154)  $     (13,934)
Net realized gains (losses)                 82,073           8,023              77          (3,048)              -               -
Change in unrealized gains (losses)        114,742          (7,023)         40,073          (7,836)              -               -
                                      ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          214,383          15,109          41,662          (9,923)        (12,154)        (13,934)
                                      ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                          (128,646)        (22,325)              -         (32,870)       (143,587)        (21,804)
Payments on termination                     (2,655)        (13,790)              -            (432)         (3,708)        (38,925)
Policy maintenance charge                  (15,077)        (16,295)         (2,827)         (2,737)        (14,438)        (19,011)
Transfers among the sub-accounts
  and with the Fixed Account - net           6,502          (6,071)           (277)         (6,618)         (7,268)       (117,776)
                                      ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (139,876)        (58,481)         (3,104)        (42,657)       (169,001)       (197,516)
                                      ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS           74,507         (43,372)         38,558         (52,580)       (181,155)       (211,450)
NET ASSETS AT BEGINNING OF PERIOD        1,471,923       1,515,295         245,863         298,443       1,413,374       1,624,824
                                      ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD           $  1,546,430    $  1,471,923    $    284,421   $     245,863   $   1,232,219   $   1,413,374
                                      ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 122,260         127,080          19,525          22,833         108,872         124,048
      Units issued                             824              22               6              75           3,527           5,030
      Units redeemed                       (11,095)         (4,842)           (228)         (3,383)        (16,621)        (20,206)
                                      ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period       111,989         122,260          19,303          19,525          95,778         108,872
                                      ============    ============    ============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                Fidelity                        Fidelity                       Fidelity
                                       Variable Insurance Products     Variable Insurance Products    Variable Insurance Products
                                                   Fund                           Fund                           Fund
                                                Sub-Account                    Sub-Account                    Sub-Account
                                      -----------------------------   ----------------------------   -----------------------------
                                        VIP Asset Manager Growth               VIP Contrafund                VIP Equity-Income
                                      -----------------------------   ----------------------------   -----------------------------
                                          2012            2011            2012            2011            2012            2011
                                      ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $        727    $      1,482    $      5,170   $       1,122   $      17,101   $      11,826
Net realized gains (losses)                 14,694           8,510           9,425          (1,258)         45,609          (9,971)
Change in unrealized gains (losses)         10,237         (23,881)        172,498         (41,334)         50,517            (304)
                                      ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           25,658         (13,889)        187,093         (41,470)        113,227           1,551
                                      ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                           (24,247)              -         (79,830)        (86,970)        (33,242)        (44,690)
Payments on termination                     (1,101)         (6,386)        (53,497)        (25,012)         (1,870)        (27,298)
Policy maintenance charge                   (2,505)         (2,994)        (14,109)        (15,312)         (9,150)         (9,831)
Transfers among the sub-accounts
  and with the Fixed Account - net         (10,318)        (20,755)         (4,767)        (19,611)          1,911          16,304
                                      ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (38,171)        (30,135)       (152,203)       (146,905)        (42,351)        (65,515)
                                      ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          (12,513)        (44,024)         34,890        (188,375)         70,876         (63,964)
NET ASSETS AT BEGINNING OF PERIOD          182,509         226,533       1,243,823       1,432,198         716,790         780,754
                                      ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD           $    169,996    $    182,509    $  1,278,713   $   1,243,823   $     787,666   $     716,790
                                      ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  13,901          16,045          54,510          60,634          53,797          58,638
      Units issued                           3,170           2,092              71             154             408           1,823
      Units redeemed                        (5,755)         (4,236)         (6,008)         (6,278)         (3,354)         (6,664)
                                      ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period        11,316          13,901          48,573          54,510          50,851          53,797
                                      ============    ============    ============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                              Fidelity                         Fidelity                  Franklin Templeton
                                     Variable Insurance Products      Variable Insurance Products    Variable Insurance Products
                                                Fund                            Fund                           Trust
                                             Sub-Account                     Sub-Account                    Sub-Account
                                     ----------------------------    ----------------------------   -----------------------------
                                                                                                       Franklin Small-Mid Cap
                                               VIP Growth                    VIP High Income             Growth Securities
                                     ----------------------------    ----------------------------   -----------------------------
                                         2012            2011            2012            2011            2012            2011
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)         $     (1,775)   $     (3,373)   $     21,350   $      27,454   $      (3,536)  $      (4,015)
Net realized gains (losses)                 1,490          (1,471)         (3,292)         (3,180)         34,149           9,880
Change in unrealized gains (losses)        73,441             325          38,626          (9,995)          7,091         (30,733)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          73,156          (4,519)         56,684          14,279          37,704         (24,868)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -               -               -
Benefit payments                           (5,201)        (34,832)        (48,121)        (10,469)        (18,683)              -
Payments on termination                    (3,465)        (27,752)         (6,024)              -          (1,674)        (29,623)
Policy maintenance charge                  (6,461)         (6,769)         (5,200)         (5,406)         (5,555)         (6,678)
Transfers among the sub-accounts
  and with the Fixed Account - net            719          (2,488)          4,760           4,272           1,430         (18,293)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (14,408)        (71,841)        (54,585)        (11,603)        (24,482)        (54,594)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          58,748         (76,360)          2,099           2,676          13,222         (79,462)
NET ASSETS AT BEGINNING OF PERIOD         537,089         613,449         449,841         447,165         376,860         456,322
                                     ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $    595,837    $    537,089    $    451,940   $     449,841   $     390,082   $     376,860
                                     ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 35,480          40,243          31,232          32,009          45,156          51,571
      Units issued                            210             401           1,904           2,322             277             150
      Units redeemed                       (1,060)         (5,164)         (5,417)         (3,099)         (2,886)         (6,565)
                                     ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period       34,630          35,480          27,719          31,232          42,547          45,156
                                     ============    ============    ============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                          Franklin Templeton              Franklin Templeton             Franklin Templeton
                                      Variable Insurance Products     Variable Insurance Products    Variable Insurance Products
                                                Trust                           Trust                          Trust
                                             Sub-Account                     Sub-Account                    Sub-Account
                                     ----------------------------    ----------------------------   -----------------------------
                                                                        Templeton Developing                 Templeton
                                        Mutual Shares Securities          Markets Securities            Foreign Securities
                                     ----------------------------    ----------------------------   -----------------------------

                                         2012            2011            2012            2011            2012            2011
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      7,394    $      9,032    $        161   $         (10)  $       3,940   $       1,688
Net realized gains (losses)                 6,974           8,208            (769)          1,458            (925)           (273)
Change in unrealized gains (losses)        65,257         (27,079)          3,355          (6,958)         25,998         (24,586)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          79,625          (9,839)          2,747          (5,510)         29,013         (23,171)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -               -               -
Benefit payments                          (15,100)        (45,446)         (3,840)        (10,245)         (5,183)              -
Payments on termination                      (913)        (31,129)              -               -            (845)         (6,631)
Policy maintenance charge                  (8,395)         (9,029)           (321)           (420)         (2,198)         (2,557)
Transfers among the sub-accounts
  and with the Fixed Account - net        (11,708)        (27,954)        (14,698)          2,717           6,150           4,503
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (36,116)       (113,558)        (18,859)         (7,948)         (2,076)         (4,685)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          43,509        (123,397)        (16,112)        (13,458)         26,937         (27,856)
NET ASSETS AT BEGINNING OF PERIOD         611,004         734,401          31,785          45,243         175,238         203,094
                                     ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $    654,513    $    611,004    $     15,673   $      31,785   $     202,175   $     175,238
                                     ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 40,900          48,213           1,422           1,688          15,313          15,718
      Units issued                          2,924           2,224             800             318           2,411           2,192
      Units redeemed                       (5,127)         (9,537)         (1,597)           (584)         (2,646)         (2,597)
                                     ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period       38,697          40,900             625           1,422          15,078          15,313
                                     ============    ============    ============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         Franklin Templeton                Goldman Sachs                     Goldman Sachs
                                         Variable Insurance             Variable Insurance                Variable Insurance
                                           Products Trust                     Trust                             Trust
                                             Sub-Account                   Sub-Account                       Sub-Account
                                     ----------------------------    ----------------------------   -----------------------------
                                             Templeton                                                     VIT Strategic
                                          Growth Securities             VIT Strategic Growth            International Equity
                                     ----------------------------    ----------------------------   -----------------------------
                                         2012            2011            2012            2011            2012            2011
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $        240    $        264    $        (40)  $         (86)  $          19   $          38
Net realized gains (losses)                   (80)         (2,645)             83             187              (6)             (5)
Change in unrealized gains (losses)         3,643             535           3,388            (736)            254            (285)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           3,803          (1,846)          3,431            (635)            267            (252)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -               -               -
Benefit payments                                -               -               -               -               -               -
Payments on termination                         -         (10,796)              -            (791)              -               -
Policy maintenance charge                    (263)           (482)           (201)           (216)            (18)            (19)
Transfers among the sub-accounts
  and with the Fixed Account - net           (144)        (10,399)              1              36               1               -
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                   (407)        (21,677)           (200)           (971)            (17)            (19)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS           3,396         (23,523)          3,231          (1,606)            250            (271)
NET ASSETS AT BEGINNING OF PERIOD          19,155          42,678          18,293          19,899           1,337           1,608
                                     ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     22,551    $     19,155    $     21,524   $      18,293   $       1,587   $       1,337
                                     ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  1,652           3,394           2,328           2,444             170             173
      Units issued                             14              25               -               4               -               -
      Units redeemed                          (45)         (1,767)            (23)           (120)             (2)             (3)
                                     ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period        1,621           1,652           2,305           2,328             168             170
                                     ============    ============    ============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                             Goldman Sachs                   Goldman Sachs
                                       Variable Insurance Trust        Variable Insurance Trust     Invesco Funds
                                              Sub-Account                     Sub-Account            Sub-Account
                                     -----------------------------   ----------------------------   -------------
                                                                                                       Invesco
                                                                                                        Global
                                           VIT Structured                  VIT Structured              Dividend
                                        Small Cap Equity Fund              U.S. Equity Fund             Growth
                                     -----------------------------   ----------------------------   -------------
                                          2012            2011           2012           2011           2011 (i)
                                     ------------    ------------    ------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $        257    $        (96)   $        581   $         451   $      25,932
Net realized gains (losses)                   723             417             187             941        (228,280)
Change in unrealized gains (losses)        10,443             196           6,725             982         260,292
                                     ------------    ------------    ------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          11,423             517           7,493           2,374          57,944
                                     ------------    ------------    ------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -               -
Benefit payments                           (3,836)         (5,365)              -               -         (24,402)
Payments on termination                    (6,151)         (3,371)              -               -               -
Policy maintenance charge                  (1,401)         (1,595)           (926)           (954)         (2,394)
Transfers among the sub-accounts
  and with the Fixed Account - net           (228)         (1,766)              -          (7,499)       (754,303)
                                     ------------    ------------    ------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (11,616)        (12,097)           (926)         (8,453)       (781,099)
                                     ------------    ------------    ------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS            (193)        (11,580)          6,567          (6,079)       (723,155)
NET ASSETS AT BEGINNING OF PERIOD          99,074         110,654          56,058          62,137         723,155
                                     ------------    ------------    ------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     98,881    $     99,074    $     62,625   $      56,058   $           -
                                     ============    ============    ============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  6,976           7,774           6,567           7,506          47,727
      Units issued                              8               4               -               -             420
      Units redeemed                         (758)           (802)            (99)           (939)        (48,147)
                                     ------------    ------------    ------------   -------------   -------------
  Units outstanding at end of period        6,226           6,976           6,468           6,567               -
                                     ============    ============    ============   =============   =============

(i) For period beginning January 1, 2011 and ended April 29, 2011

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                                       Invesco
                                            Invesco Funds               Funds              Invesco Funds
                                            Sub-Account              Sub-Account            Sub-Account
                                     ----------------------------    ------------   -----------------------------
                                                                       Invesco
                                                                       Income
                                         Invesco High Yield            Builder         Invesco S&P 500 Index
                                     ----------------------------    ------------   -----------------------------
                                          2012            2011         2011 (i)         2012            2011
                                     ------------    ------------    ------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $     16,159    $     18,463    $     15,765   $       8,785   $      12,662
Net realized gains (losses)                (3,020)        (13,380)         59,841          68,213          15,617
Change in unrealized gains (losses)        29,808           2,014         (20,450)         82,260         (18,985)
                                     ------------    ------------    ------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          42,947           7,097          55,156         159,258           9,294
                                     ------------    ------------    ------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                       10               -               -               -               -
Benefit payments                          (13,160)              -               -        (438,072)        (57,354)
Payments on termination                         -               -          (3,632)        (68,826)         (4,871)
Policy maintenance charge                  (2,742)         (3,951)         (2,776)        (13,106)        (11,663)
Transfers among the sub-accounts
  and with the Fixed Account - net         21,012         (67,927)       (735,726)        105,131        (136,796)
                                     ------------    ------------    ------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                  5,120         (71,878)       (742,134)       (414,873)       (210,684)
                                     ------------    ------------    ------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          48,067         (64,781)       (686,978)       (255,615)       (201,390)
NET ASSETS AT BEGINNING OF PERIOD         250,403         315,184         686,978       1,221,441       1,422,831
                                     ------------    ------------    ------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $    298,470    $    250,403    $          -   $     965,826   $   1,221,441
                                     ============    ============    ============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 35,515          45,184          40,682         121,756         143,162
      Units issued                          3,718          13,818           7,714          15,387           5,506
      Units redeemed                       (3,294)        (23,487)        (48,396)        (53,151)        (26,912)
                                     ------------    ------------    ------------   -------------   -------------
  Units outstanding at end of period       35,939          35,515               -          83,992         121,756
                                     ============    ============    ============   =============   =============

(i) For period beginning January 1, 2011 and ended April 29, 2011

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                     Invesco Funds    Invesco Funds          Invesco Funds                  Invesco Funds
                                      Sub-Account      Sub-Account            Sub-Account                    Sub-Account
                                     -------------    -------------    ----------------------------   -----------------------------
                                     Invesco UIF       Invesco V.I.
                                        Value             Basic                 Invesco V.I.                 Invesco V.I.
                                       Class I          Balanced         Capital Appreciation (a)       Capital Development (b)
                                     -------------    -------------    ----------------------------   -----------------------------
                                       2011 (i)          2011 (i)          2012            2011            2012            2011
                                     -------------    -------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $       3,842    $      89,252    $     (9,905)  $     (26,051)  $      (1,020)  $      (3,277)
Net realized gains (losses)                (20,595)        (224,376)       (124,139)        (46,127)         50,162           7,366
Change in unrealized gains (losses)         40,246          461,107         597,273        (231,645)         (5,589)        (31,373)
                                     -------------    -------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           23,493          325,983         463,229        (303,823)         43,553         (27,284)
                                     -------------    -------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                         -          (25,000)              -               -               -               -
Benefit payments                                 -         (180,917)       (106,227)       (233,303)         (6,683)        (48,288)
Payments on termination                          -          (67,202)           (938)        (59,448)              -         (18,008)
Policy maintenance charge                   (1,276)         (23,957)        (12,176)        (41,788)         (1,222)         (4,354)
Transfers among the sub-accounts
  and with the Fixed Account - net        (271,503)      (5,287,696)     (3,418,986)        (15,972)       (358,403)         (1,182)
                                     -------------    -------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (272,779)      (5,584,772)     (3,538,327)       (350,511)       (366,308)        (71,832)
                                     -------------    -------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS         (249,286)      (5,258,789)     (3,075,098)       (654,334)       (322,755)        (99,116)
NET ASSETS AT BEGINNING OF PERIOD          249,286        5,258,789       3,075,098       3,729,432         322,755         421,871
                                     -------------    -------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $           -    $           -    $          -   $   3,075,098   $           -   $     322,755
                                     =============    =============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  15,923          620,263         315,166         348,752          25,427          30,580
      Units issued                               -            2,182           7,845           1,254               -              63
      Units redeemed                       (15,923)        (622,445)       (323,011)        (34,840)        (25,427)         (5,216)
                                     -------------    -------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period             -                -               -         315,166               -          25,427
                                     =============    =============    ============   =============   =============   =============

(a) On April 27, 2012, Invesco V.I. Capital Appreciation merged into Invesco LIT Capital Growth
(b) On April 27, 2012, Invesco V.I. Capital Development merged into Invesco VK V.I.  Mid Cap Growth
(i) For period beginning January 1, 2011 and ended April 29, 2011

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                           Invesco Funds                     Invesco Funds                Invesco Funds
                                            Sub-Account                       Sub-Account                  Sub-Account
                                     ------------------------------  ------------------------------ -----------------------------
                                                                                                          Invesco V.I.
                                        Invesco V.I. Comstock          Invesco V.I. Core Equity        Diversified Dividend (c)
                                     ------------------------------  ------------------------------ -----------------------------
                                         2012          2011 (j)          2012           2011            2012            2011
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      2,054    $     (1,434)   $      2,231   $       3,568   $      20,668   $      15,577
Net realized gains (losses)                   271          (6,783)        103,368          64,510         (14,141)        (18,400)
Change in unrealized gains (losses)        33,453         (23,084)        480,010        (118,059)        313,782         (12,201)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          35,778         (31,301)        585,609         (49,981)        320,309         (15,024)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -               -               -
Benefit payments                          (28,007)        (22,758)       (390,096)       (317,784)       (128,145)        (76,344)
Payments on termination                         -         (16,331)        (17,875)        (91,647)        (52,568)        (15,819)
Policy maintenance charge                  (3,179)         (2,349)        (48,314)        (60,727)        (21,052)        (20,116)
Transfers among the sub-accounts
  and with the Fixed Account - net         14,365         273,629         (92,215)        (13,105)        (36,619)          1,044
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (16,821)        232,191        (548,500)       (483,263)       (238,384)       (111,235)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          18,957         200,890          37,109        (533,244)         81,925        (126,259)
NET ASSETS AT BEGINNING OF PERIOD         200,890               -       4,779,861       5,313,105       1,890,355       2,016,614
                                     ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $    219,847    $    200,890    $  4,816,970   $   4,779,861   $   1,972,280   $   1,890,355
                                     ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 22,532               -         331,511         364,845         154,432         163,606
      Units issued                          5,139          27,151           3,325           2,254          15,024              78
      Units redeemed                       (6,803)         (4,619)        (38,754)        (35,588)        (32,514)         (9,252)
                                     ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period       20,868          22,532         296,082         331,511         136,942         154,432
                                     ============    ============    ============   =============   =============   =============

(c) Previously known as Invesco Dividend Growth
(j) For period beginning April 29, 2011 and ended December 31, 2011

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                              Invesco Funds                Invesco Funds                    Invesco Funds
                                               Sub-Account                  Sub-Account                      Sub-Account
                                     ------------------------------  ----------------------------   -----------------------------
                                              Invesco V.I.            Invesco V.I. Equity and               Invesco V.I.
                                          Diversified  Income                  Income                    Global Core Equity (d)
                                     ----------------------------    ----------------------------   -----------------------------
                                         2012            2011            2012          2011 (j)          2012            2011
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $     85,564    $     98,072    $     47,800   $     (18,037)  $      10,691   $      (2,595)
Net realized gains (losses)               (48,540)        (92,561)        (15,795)        (34,053)        (12,550)         (9,668)
Change in unrealized gains (losses)       176,388         126,367         549,206        (465,641)         78,572        (133,024)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                         213,412         131,878         581,211        (517,731)         76,713        (145,287)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -               -               -
Benefit payments                         (146,377)       (133,002)       (534,968)        (58,409)        (50,216)         (7,704)
Payments on termination                    (7,407)        (99,953)        (29,827)       (122,762)           (623)        (12,754)
Policy maintenance charge                 (26,440)        (29,625)        (63,242)        (47,404)         (6,396)         (4,974)
Transfers among the sub-accounts
  and with the Fixed Account - net         17,423          65,127          20,346       6,040,923          20,632         751,297
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions               (162,801)       (197,453)       (607,691)      5,812,348         (36,603)        725,865
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          50,611         (65,575)        (26,480)      5,294,617          40,110         580,578
NET ASSETS AT BEGINNING OF PERIOD       2,225,967       2,291,542       5,294,617               -         640,990          60,412
                                     ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $  2,276,578    $  2,225,967    $  5,268,137   $   5,294,617   $     681,100   $     640,990
                                     ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                167,794         183,059         578,558               -          77,571           5,243
      Units issued                          5,067           7,093           4,162         625,018           2,336          76,057
      Units redeemed                      (16,421)        (22,358)        (66,730)        (46,460)         (6,819)         (3,729)
                                     ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period      156,440         167,794         515,990         578,558          73,088          77,571
                                     ============    ============    ============   =============   =============   =============

 (d) Previously known as Invesco UIF Global Value Equity Class I
 (j) For period beginning April 29, 2011 and ended December 31, 2011

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                               Invesco Funds                   Invesco Funds                  Invesco Funds
                                                Sub-Account                     Sub-Account                    Sub-Account
                                      ------------------------------  ------------------------------ -------------------------------
                                               Invesco V.I.                                                   Invesco V.I.
                                           Government Securities          Invesco V.I. High Yield         International Growth
                                      ----------------------------    ----------------------------   -----------------------------
                                          2012            2011            2012           2011            2012            2011
                                      ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $     81,876    $    105,855    $     43,318   $      64,682   $       6,373   $       8,550
Net realized gains (losses)                 23,418           3,919          (2,283)         (6,937)         25,847          36,907
Change in unrealized gains (losses)        (46,144)        161,848         112,339         (55,322)        127,889        (144,995)
                                      ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           59,150         271,622         153,374           2,423         160,109         (99,538)
                                      ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                          (390,200)       (258,899)        (67,218)        (58,413)        (84,156)       (104,024)
Payments on termination                    (70,940)       (186,401)         (2,144)        (67,112)         (4,388)        (19,599)
Policy maintenance charge                  (42,948)        (53,492)        (11,436)        (13,441)        (13,143)        (14,949)
Transfers among the sub-accounts
  and with the Fixed Account - net         (14,173)         58,919          13,892           1,652         (15,936)          4,907
                                      ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (518,261)       (439,873)        (66,906)       (137,314)       (117,623)       (133,665)
                                      ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS         (459,111)       (168,251)         86,468        (134,891)         42,486        (233,203)
NET ASSETS AT BEGINNING OF PERIOD        4,010,119       4,178,370         995,992       1,130,883       1,187,383       1,420,586
                                      ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD           $  3,551,008    $  4,010,119    $  1,082,460   $     995,992   $   1,229,869   $   1,187,383
                                      ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 223,204         248,693          72,384          82,236          75,132          82,580
      Units issued                           3,785           4,196           1,110             287             513             668
      Units redeemed                       (32,432)        (29,685)         (5,748)        (10,139)         (7,652)         (8,116)
                                      ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period       194,557         223,204          67,746          72,384          67,993          75,132
                                      ============    ============    ============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                     Invesco Funds             Invesco Funds                  Invesco Funds
                                      Sub-Account               Sub-Account                    Sub-Account
                                     -------------    ----------------------------   -------------------------------
                                     Invesco V.I.
                                       Large Cap             Invesco V.I.
                                        Growth              Mid Cap Core Equity       Invesco V.I. Money Market
                                     -------------    ----------------------------   -----------------------------
                                       2011 (i)           2012            2011            2012            2011
                                     -------------    ------------    ------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      (1,651)   $     (4,003)   $     (3,473)  $     (18,963)  $     (22,217)
Net realized gains (losses)                364,879          18,406          11,595               -               -
Change in unrealized gains (losses)       (226,848)         29,329         (47,731)              -               -
                                     -------------    ------------    ------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          136,380          43,732         (39,609)        (18,963)        (22,217)
                                     -------------    ------------    ------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -
Benefit payments                           (36,658)        (49,121)        (78,875)        (49,298)       (658,245)
Payments on termination                     (6,739)        (66,838)        (12,650)         (2,029)        (46,327)
Policy maintenance charge                   (7,664)         (6,131)         (8,010)        (22,952)        (31,524)
Transfers among the sub-accounts
  and with the Fixed Account - net      (1,689,292)        (24,984)           (114)        107,389          86,292
                                     -------------    ------------    ------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions              (1,740,353)       (147,074)        (99,649)         33,110        (649,804)
                                     -------------    ------------    ------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS       (1,603,973)       (103,342)       (139,258)         14,147        (672,021)
NET ASSETS AT BEGINNING OF PERIOD        1,603,973         506,865         646,123       2,179,963       2,851,984
                                     -------------    ------------    ------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $           -    $    403,523    $    506,865   $   2,194,110   $   2,179,963
                                     =============    ============    ============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 141,857          29,030          34,336         173,647         225,259
      Units issued                               8              85             163           8,623           6,834
      Units redeemed                      (141,865)         (8,097)         (5,469)         (5,959)        (58,446)
                                     -------------    ------------    ------------   -------------   -------------
  Units outstanding at end of period             -          21,018          29,030         176,311         173,647
                                     =============    ============    ============   =============   =============

(i) For period beginning January 1, 2011 and ended April 29, 2011

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                             Invesco Funds                   Invesco Funds                Invesco Funds
                                              Sub-Account                     Sub-Account                  Sub-Account
                                    ----------------------------    ----------------------------   -----------------------------
                                                                                                         Invesco VK V.I.
                                      Invesco V.I. Technology          Invesco V.I. Utilities         American Franchise (e)
                                    ----------------------------    ----------------------------   -----------------------------
                                        2012            2011            2012            2011            2012            2011
                                    ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)        $     (1,617)   $     (1,350)   $     19,712   $      19,474   $     (35,913)  $     (13,447)
Net realized gains (losses)                7,188          11,708          35,007           6,610         (27,463)        (17,045)
Change in unrealized gains (losses)       10,969         (20,070)        (32,863)         88,148         165,700        (239,972)
                                    ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                         16,540          (9,712)         21,856         114,232         102,324        (270,464)
                                    ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                       -               -               -               -              10               -
Benefit payments                               -         (27,976)        (25,364)        (37,180)       (355,122)        (21,957)
Payments on termination                        -          (1,817)              -          (7,455)        (81,197)        (33,331)
Policy maintenance charge                 (2,004)         (2,380)         (9,313)         (9,484)        (45,337)        (18,108)
Transfers among the sub-accounts
  and with the Fixed Account - net       (21,466)         (5,415)         20,429          17,577       3,436,290       1,529,206
                                    ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions               (23,470)        (37,588)        (14,248)        (36,542)      2,954,644       1,455,810
                                    ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS         (6,930)        (47,300)          7,608          77,690       3,056,968       1,185,346
NET ASSETS AT BEGINNING OF PERIOD        173,261         220,561         843,158         765,468       1,724,529         539,183
                                    ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD         $    166,331    $    173,261    $    850,766   $     843,158   $   4,781,497   $   1,724,529
                                    ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                13,552          16,234          42,984          45,035         192,022          45,158
      Units issued                            96              27           1,371           2,134         365,914         168,737
      Units redeemed                      (1,851)         (2,709)         (2,113)         (4,185)        (72,810)        (21,873)
                                    ------------    ------------    ------------   -------------   -------------   -------------
 Units outstanding at end of period       11,797          13,552          42,242          42,984         485,126         192,022
                                    ============    ============    ============   =============   =============   =============

(e) Previously known as Invesco LIT Capital Growth

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                            Invesco Funds            Invesco Funds          Invesco Funds
                                             Sub-Account              Sub-Account            Sub-Account
                                     ----------------------------    -------------   -----------------------------
                                                                      Invesco VK
                                            Invesco VK V.I.          V.I. Mid Cap          Invesco VK V.I.
                                          American Value (f)          Growth (b)        Value Opportunity (h)
                                     ----------------------------    -------------   -----------------------------
                                         2012            2011          2012 (g)         2012            2011
                                     ------------    ------------    -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $       (384)   $       (505)   $      (1,991)  $       3,982   $          59
Net realized gains (losses)                 1,454            (180)            (781)        (15,190)        (34,276)
Change in unrealized gains (losses)        28,866           4,110           (5,993)        116,592           5,518
                                     ------------    ------------    -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          29,936           3,425           (8,765)        105,384         (28,699)
                                     ------------    ------------    -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -                9               -               -
Benefit payments                           (9,426)        (25,490)               -         (55,942)        (80,155)
Payments on termination                    (6,378)         (8,307)               -          (8,751)        (27,955)
Policy maintenance charge                  (3,046)         (3,322)          (2,152)         (9,232)        (10,405)
Transfers among the sub-accounts
  and with the Fixed Account - net          2,285          (5,790)         346,487           2,145          (1,401)
                                     ------------    ------------    -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (16,565)        (42,909)         344,344         (71,780)       (119,916)
                                     ------------    ------------    -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          13,371         (39,484)         335,579          33,604        (148,615)
NET ASSETS AT BEGINNING OF PERIOD         196,364         235,848                -         649,893         798,508
                                     ------------    ------------    -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $    209,735    $    196,364    $     335,579   $     683,497   $     649,893
                                     ============    ============    =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 13,302          15,980                -          60,766          71,738
      Units issued                          1,669           1,520           35,776           1,939             320
      Units redeemed                       (2,749)         (4,198)          (1,421)         (7,917)        (11,292)
                                     ------------    ------------    -------------   -------------   -------------
  Units outstanding at end of period       12,222          13,302           34,355          54,788          60,766
                                     ============    ============    =============   =============   =============

(b) On April 27, 2012, Invesco V.I. Capital Development merged into Invesco VK V.I.  Mid Cap Growth
(f) Previously known as Invesco UIF U.S. Small Mid Cap Value Class I
(g) For period beginning April 27, 2012, and ended December 31, 2012
(h) Previously known as Invesco V.I. Basic Value

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                     MFS Variable Insurance Trust    MFS Variable Insurance Trust    MFS Variable Insurance Trust
                                              Sub-Account                     Sub-Account                      Sub-Account
                                     ----------------------------    ----------------------------   -----------------------------
                                              MFS Growth                   MFS Investors Trust              MFS New Discovery
                                     ----------------------------    ----------------------------   -----------------------------
                                          2012            2011            2012            2011            2012            2011
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $     (7,625)   $     (5,743)   $        (13)  $         (15)  $        (522)  $        (581)
Net realized gains (losses)                (1,121)         (7,446)            796           5,247           7,069          15,403
Change in unrealized gains (losses)       133,305           4,279          18,166          (7,555)          3,626         (16,895)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                         124,559          (8,910)         18,949          (2,323)         10,173          (2,073)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -               -               -
Benefit payments                          (24,941)        (27,545)              -         (16,861)         (4,177)        (15,197)
Payments on termination                    (8,632)         (3,863)              -          (4,657)              -            (325)
Policy maintenance charge                  (8,221)         (8,057)         (1,592)         (1,634)           (858)           (932)
Transfers among the sub-accounts
  and with the Fixed Account - net          3,891         (10,261)           (652)           (437)            260          (4,451)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (37,903)        (49,726)         (2,244)        (23,589)         (4,775)        (20,905)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          86,656         (58,636)         16,705         (25,912)          5,398         (22,978)
NET ASSETS AT BEGINNING OF PERIOD         770,339         828,975         105,277         131,189          54,427          77,405
                                     ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $    856,995    $    770,339    $    121,982   $     105,277   $      59,825   $      54,427
                                     ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 48,047          51,076          10,947          13,225           4,878           6,169
      Units issued                          1,285              10               5              29           2,112           2,026
      Units redeemed                       (3,384)         (3,039)           (213)         (2,307)         (2,527)         (3,317)
                                     ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period       45,948          48,047          10,739          10,947           4,463           4,878
                                     ============    ============    ============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                      Morgan Stanley Variable
                                     MFS Variable Insurance Trust   MFS Variable Insurance Trust         Investment Series
                                               Sub-Account                     Sub-Account                   Sub-Account
                                     ----------------------------  ------------------------------ -------------------------------
                                              MFS Research                    MFS Utilities                Aggressive Equity
                                     ----------------------------  ------------------------------ -------------------------------
                                          2012            2011            2012            2011            2012            2011
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $       (107)   $        (32)   $     11,698   $       5,321   $      (3,255)  $      (3,768)
Net realized gains (losses)                 2,109           5,252           9,376          19,156          69,514           7,164
Change in unrealized gains (losses)        13,474          (7,167)          2,143         (11,540)        (27,000)        (36,968)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          15,476          (1,947)         23,217          12,937          39,259         (33,572)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -               -               -
Benefit payments                           (3,288)              -          (4,218)        (27,448)         (7,727)         (4,560)
Payments on termination                      (887)        (16,016)              -         (28,216)        (88,375)         (5,957)
Policy maintenance charge                  (1,447)         (1,720)         (3,022)         (3,398)         (3,212)         (3,881)
Transfers among the sub-accounts
  and with the Fixed Account - net          5,564             (17)        (10,165)        (10,638)        (21,731)           (684)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                    (58)        (17,753)        (17,405)        (69,700)       (121,045)        (15,082)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          15,418         (19,700)          5,812         (56,763)        (81,786)        (48,654)
NET ASSETS AT BEGINNING OF PERIOD          95,705         115,405         194,519         251,282         380,889         429,543
                                     ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $    111,123    $     95,705    $    200,331   $     194,519   $     299,103   $     380,889
                                     ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 11,342          13,494           7,162           9,791          23,500          24,340
      Units issued                            581               4             787             506               -               -
      Units redeemed                         (591)         (2,156)         (1,390)         (3,135)         (6,851)           (840)
                                     ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period       11,332          11,342           6,559           7,162          16,649          23,500
                                     ============    ============    ============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         Morgan Stanley Variable       Morgan Stanley Variable        Morgan Stanley Variable
                                            Investment Series             Investment Series              Investment Series
                                                Sub-Account                   Sub-Account                    Sub-Account
                                     ----------------------------    ----------------------------   -----------------------------
                                             Capital Growth                 European Growth             Global Infrastructure
                                     ----------------------------    ----------------------------   -----------------------------
                                         2012            2011            2012            2011            2012            2011
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $    (21,519)   $    (19,010)   $      7,976   $       7,246   $       7,201   $       8,095
Net realized gains (losses)               109,542          30,052         (48,570)         (8,661)          7,450          (3,373)
Change in unrealized gains (losses)       167,095        (205,264)        101,657         (49,927)         65,212          62,106
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                         255,118        (194,222)         61,063         (51,342)         79,863          66,828
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               7               -              12               -
Benefit payments                         (129,031)        (84,193)        (14,828)        (20,550)        (83,314)        (41,160)
Payments on termination                  (165,077)        (22,162)        (99,178)         (3,703)             (2)         (2,961)
Policy maintenance charge                 (26,488)        (28,397)         (3,713)         (4,741)         (4,566)         (4,178)
Transfers among the sub-accounts
  and with the Fixed Account - net        (29,740)        102,958         (29,222)            398          27,765            (908)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions               (350,336)        (31,794)       (146,934)        (28,596)        (60,105)        (49,207)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS         (95,218)       (226,016)        (85,871)        (79,938)         19,758          17,621
NET ASSETS AT BEGINNING OF PERIOD       2,329,253       2,555,269         436,824         516,762         506,376         488,755
                                     ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $  2,234,035    $  2,329,253    $    350,953   $     436,824   $     526,134   $     506,376
                                     ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                112,457         114,022          29,069          30,796          26,964          29,939
      Units issued                              -           4,787               -              11           1,354               -
      Units redeemed                      (15,602)         (6,352)         (9,183)         (1,738)         (4,499)         (2,975)
                                     ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period       96,855         112,457          19,886          29,069          23,819          26,964
                                     ============    ============    ============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                       Morgan Stanley Variable          Morgan Stanley Variable           Morgan Stanley Variable
                                          Investment Series                Investment Series                 Investment Series
                                             Sub-Account                      Sub-Account                       Sub-Account
                                      ------------------------------  ----------------------------   -----------------------------
                                            Limited Duration                 Money Market                   Quality Income Plus
                                      ------------------------------  ----------------------------   -----------------------------
                                          2012            2011            2012            2011            2012            2011
                                      ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $     10,381    $      7,145    $    (10,826)  $     (16,684)  $      94,432   $      78,500
Net realized gains (losses)                 (8,895)        (12,933)              -               -          19,053           3,251
Change in unrealized gains (losses)          8,911          11,221               -               -         121,760         (18,061)
                                      ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           10,397           5,433         (10,826)        (16,684)        235,245          63,690
                                      ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                         -               -               -               -               -               -
Benefit payments                                 -         (53,344)       (190,554)       (130,155)        (71,820)        (11,543)
Payments on termination                    (60,752)         (4,209)         (5,745)         (6,970)        (55,376)              -
Policy maintenance charge                   (5,628)         (3,357)        (11,887)        (29,981)        (22,658)        (15,058)
Transfers among the sub-accounts
  and with the Fixed Account - net          90,630          70,397        (469,196)        (60,460)        210,943         123,725
                                      ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                  24,250           9,487        (677,382)       (227,566)         61,089          97,124
                                      ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS           34,647          14,920        (688,208)       (244,250)        296,334         160,814
NET ASSETS AT BEGINNING OF PERIOD          412,565         397,645       1,664,348       1,908,598       1,685,510       1,524,696
                                      ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD           $    447,212    $    412,565    $    976,140   $   1,664,348   $   1,981,844   $   1,685,510
                                      ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  36,092          35,425         129,846         147,585          83,028          78,162
      Units issued                          14,628           9,750               -          25,354          14,302           6,292
      Units redeemed                       (12,518)         (9,083)        (53,009)        (43,093)        (10,988)         (1,426)
                                      ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period        38,202          36,092          76,837         129,846          86,342          83,028
                                      ============    ============    ============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         Morgan Stanley Variable                 Oppenheimer                    Oppenheimer
                                            Investment Series              Variable Account Funds          Variable Account Funds
                                               Sub-Account                       Sub-Account                   Sub-Account
                                       ----------------------------    ----------------------------   -----------------------------
                                                                                 Oppenheimer                   Oppenheimer
                                                Strategist                  Capital Appreciation            Global Securities
                                       ----------------------------    ----------------------------   -----------------------------
                                           2012            2011            2012            2011            2012            2011
                                       ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)           $     14,579    $     17,431    $       (821)  $      (2,152)  $       4,141   $       1,553
Net realized gains (losses)                 (19,153)        126,662          22,688           5,900           9,016          12,085
Change in unrealized gains (losses)          80,876        (270,991)         26,752         (11,513)         44,038         (44,145)
                                       ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                            76,302        (126,898)         48,619          (7,765)         57,195         (30,507)
                                       ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                          -               -               -               -               -               -
Benefit payments                            (71,169)        (54,262)        (58,108)              -         (32,746)        (18,499)
Payments on termination                     (24,082)        (21,546)        (23,169)        (13,163)         (4,943)        (25,337)
Policy maintenance charge                   (14,407)        (14,726)         (4,609)         (5,671)         (3,603)         (4,740)
Transfers among the sub-accounts
  and with the Fixed Account - net           34,718           2,029            (905)        (11,334)            143          (8,006)
                                       ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                  (74,940)        (88,505)        (86,791)        (30,168)        (41,149)        (56,582)
                                       ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS             1,362        (215,403)        (38,172)        (37,933)         16,046         (87,089)
NET ASSETS AT BEGINNING OF PERIOD         1,310,508       1,525,911         372,881         410,814         299,465         386,554
                                       ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD            $  1,311,870    $  1,310,508    $    334,709   $     372,881   $     315,511   $     299,465
                                       ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   70,563          74,944          47,850          51,646          24,155          28,339
      Units issued                            3,611           1,810              25              18              41              43
      Units redeemed                         (7,501)         (6,191)         (9,897)         (3,814)         (3,019)         (4,227)
                                       ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period         66,673          70,563          37,978          47,850          21,177          24,155
                                       ============    ============    ============   =============   =============   =============

See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                              Oppenheimer                     Oppenheimer                   Oppenheimer
                                        Variable Account Funds          Variable Account Funds        Variable Account Funds
                                              Sub-Account                     Sub-Account                   Sub-Account
                                     ----------------------------    ----------------------------   -----------------------------
                                               Oppenheimer                                                  Oppenheimer
                                         Global Strategic Income        Oppenheimer Main Street      Small & MidCap Growth Fund
                                     ----------------------------    ----------------------------   -----------------------------
                                         2012            2011            2012            2011            2012            2011
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $     49,637    $     22,711    $        438   $        (384)  $        (949)  $        (924)
Net realized gains (losses)                29,138          22,741          19,565           3,873           2,406           2,304
Change in unrealized gains (losses)        30,865         (45,007)         71,482          (9,714)         13,211            (450)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                         109,640             445          91,485          (6,225)         14,668             930
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -               -               -
Benefit payments                         (133,220)        (45,367)        (67,080)         (3,468)         (2,314)         (7,027)
Payments on termination                   (12,203)        (12,477)        (13,110)        (18,986)         (3,513)              -
Policy maintenance charge                 (12,078)        (14,038)         (7,536)         (8,685)         (1,231)         (1,329)
Transfers among the sub-accounts
  and with the Fixed Account - net         (5,591)          2,339           3,278          (5,650)           (346)           (370)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions               (163,092)        (69,543)        (84,448)        (36,789)         (7,404)         (8,726)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS         (53,452)        (69,098)          7,037         (43,014)          7,264          (7,796)
NET ASSETS AT BEGINNING OF PERIOD         924,007         993,105         588,669         631,683          95,342         103,138
                                     ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $    870,555    $    924,007    $    595,706   $     588,669   $     102,606   $      95,342
                                     ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 49,796          53,495          64,565          68,653          19,966          21,640
      Units issued                            410           1,343             561              77               -               -
      Units redeemed                       (8,508)         (5,042)         (8,715)         (4,165)         (1,346)         (1,674)
                                     ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period       41,698          49,796          56,411          64,565          18,620          19,966
                                     ============    ============    ============   =============   =============   =============

    See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         Putnam Variable Trust           Putnam Variable Trust          Putnam Variable Trust
                                              Sub-Account                     Sub-Account                    Sub-Account
                                     ----------------------------    ----------------------------   -----------------------------
                                           VT Equity Income              VT Global Health Care           VT Growth and Income
                                     ----------------------------    ----------------------------   -----------------------------
                                         2012            2011            2012            2011            2012            2011
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      1,129    $        485    $        246   $         (37)  $       1,016   $         436
Net realized gains (losses)                 1,063             546          10,220           1,510          (2,485)         (2,441)
Change in unrealized gains (losses)        11,993             636            (288)         (2,453)         22,671          (5,046)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          14,185           1,667          10,178            (980)         21,202          (7,051)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -               -               -
Benefit payments                                -               -               -               -         (12,277)              -
Payments on termination                      (698)              -         (30,397)              -               -          (4,769)
Policy maintenance charge                  (1,126)           (920)           (732)           (799)         (1,980)         (2,008)
Transfers among the sub-accounts
  and with the Fixed Account - net           (720)         17,868           5,581              (1)           (350)             69
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (2,544)         16,948         (25,548)           (800)        (14,607)         (6,708)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          11,641          18,615         (15,370)         (1,780)          6,595         (13,759)
NET ASSETS AT BEGINNING OF PERIOD          78,876          60,261          47,341          49,121         118,499         132,258
                                     ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     90,517    $     78,876    $     31,971   $      47,341   $     125,094   $     118,499
                                     ============    ============    ============   =============   =============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  5,153           3,977           3,988           4,053          11,162          11,774
      Units issued                             11           1,225             394               -              14              46
      Units redeemed                         (162)            (49)         (2,159)            (65)         (1,196)           (658)
                                     ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period        5,002           5,153           2,223           3,988           9,980          11,162
                                     ============    ============    ============   =============   =============   =============

    See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                          Putnam Variable Trust         Putnam Variable Trust         Putnam Variable Trust
                                                Sub-Account                   Sub-Account                   Sub-Account
                                     ----------------------------    ----------------------------   -----------------------------
                                         VT Growth Opportunities        VT International Equity             VT Research
                                     ----------------------------    ----------------------------   -----------------------------
                                          2012            2011           2012           2011            2012            2011
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $       (276)   $       (245)   $        544   $       1,479   $          64   $         (78)
Net realized gains (losses)                 1,933             398            (343)         (6,396)          2,659             214
Change in unrealized gains (losses)         3,403          (1,710)          8,019          (6,291)          3,720             111
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                           5,060          (1,557)          8,220         (11,208)          6,443             247
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -               -               -
Benefit payments                           (5,981)              -               -               -               -               -
Payments on termination                         -               -               -               -         (10,687)              -
Policy maintenance charge                    (429)           (430)           (482)           (778)           (544)           (383)
Transfers among the sub-accounts
  and with the Fixed Account - net            475              13             163         (14,206)         (1,353)         17,970
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                 (5,935)           (417)           (319)        (14,984)        (12,584)         17,587
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS            (875)         (1,974)          7,901         (26,192)         (6,141)         17,834
NET ASSETS AT BEGINNING OF PERIOD          31,475          33,449          39,354          65,546          39,536          21,702
                                     ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $     30,600    $     31,475    $     47,255   $      39,354   $      33,395   $      39,536
                                     ============    ============    ============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  2,895           2,923           3,548           4,865           3,544           1,894
      Units issued                             45              92              46             137              39           1,756
      Units redeemed                         (525)           (120)            (67)         (1,454)         (1,022)           (106)
                                     ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period        2,415           2,895           3,527           3,548           2,561           3,544
                                     ============    ============    ============   =============   =============   =============

    See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                            The Universal                   The Universal                   The Universal
                                       Institutional Funds, Inc.       Institutional Funds, Inc.       Institutional Funds, Inc.
                                             Sub-Account                     Sub-Account                     Sub-Account
                                     ----------------------------    ----------------------------   -------------------------------
                                            Morgan Stanley                                             Morgan Stanley UIF Global
                                             UIF Core Plus                Morgan Stanley UIF                Tactical Asset
                                         Fixed Income Class I          Emerging Markets Class I           Allocation Class I
                                     ----------------------------    ----------------------------   -------------------------------
                                         2012            2011            2012            2011            2012            2011
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $     26,286    $     21,285    $     (2,211)  $      (1,394)  $       1,414   $         485
Net realized gains (losses)                (2,129)        (18,212)          2,130           6,703            (544)         (1,485)
Change in unrealized gains (losses)        33,439          32,716          41,930         (63,034)         13,388          (4,207)
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          57,596          35,789          41,849         (57,725)         14,258          (5,207)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -               -               -
Benefit payments                           (8,958)       (184,590)              -          (7,611)              -               -
Payments on termination                    (4,937)        (16,925)        (10,174)         (1,500)              -          (4,838)
Policy maintenance charge                  (9,893)        (10,687)         (2,557)         (2,673)         (1,222)         (1,229)
Transfers among the sub-accounts
  and with the Fixed Account - net         (1,468)         54,580         (21,173)        (28,165)            (28)            579
                                     ------------    ------------    ------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from policy transactions                (25,256)       (157,622)        (33,904)        (39,949)         (1,250)         (5,488)
                                     ------------    ------------    ------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS          32,340        (121,833)          7,945         (97,674)         13,008         (10,695)
NET ASSETS AT BEGINNING OF PERIOD         694,380         816,213         234,263         331,937         111,510         122,205
                                     ------------    ------------    ------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD          $    726,720    $    694,380    $    242,208   $     234,263   $     124,518   $     111,510
                                     ============    ============    ============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning of
   period                                  44,897          55,257           9,551          10,969           9,923          10,381
     Units issued                           3,338           6,947           2,194             949              41              61
     Units redeemed                        (4,911)        (17,307)         (3,438)         (2,367)           (143)           (519)
                                     ------------    ------------    ------------   -------------   -------------   -------------
  Units outstanding at end of period       43,324          44,897           8,307           9,551           9,821           9,923
                                     ============    ============    ============   =============   =============   =============

    See notes to financial statements.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                            The Universal                   The Universal
                                      Institutional Funds, Inc.       Institutional Funds, Inc.
                                             Sub-Account                       Sub-Account
                                     ----------------------------    ----------------------------
                                         Morgan Stanley  UIF               Morgan Stanley UIF
                                           Growth Class I               U.S. Real Estate Class I
                                     ----------------------------    ----------------------------
                                         2012            2011            2012            2011
                                     ------------    ------------    ------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $     (4,659)   $     (4,271)   $       (255)  $        (161)
Net realized gains (losses)                58,292          20,901           6,262          (2,575)
Change in unrealized gains (losses)        12,146         (34,697)         35,840          15,350
                                     ------------    ------------    ------------   -------------
Increase (decrease) in net assets
  from operations                          65,779         (18,067)         41,847          12,614
                                     ------------    ------------    ------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                        -               -               -               -
Benefit payments                           (3,972)         (4,141)        (21,434)        (39,926)
Payments on termination                         -         (25,714)              -          (8,575)
Policy maintenance charge                  (8,978)         (9,220)         (4,809)         (3,252)
Transfers among the sub-accounts
  and with the Fixed Account - net        (97,219)         76,999          18,994          (2,828)
                                     ------------    ------------    ------------   -------------
Increase (decrease) in net assets
  from policy transactions               (110,169)         37,924          (7,249)        (54,581)
                                     ------------    ------------    ------------   -------------
INCREASE (DECREASE) IN NET ASSETS         (44,390)         19,857          34,598         (41,967)
NET ASSETS AT BEGINNING OF PERIOD         553,006         533,149         251,417         293,384
                                     ------------    ------------    ------------   -------------
NET ASSETS AT END OF PERIOD          $    508,616    $    553,006    $    286,015   $     251,417
                                     ============    ============    ============   =============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 48,979          45,445           8,832          10,627
      Units issued                          2,285          10,563           2,461              84
      Units redeemed                      (11,270)         (7,029)         (2,558)         (1,879)
                                     ------------    ------------    ------------   -------------
  Units outstanding at end of period       39,994          48,979           8,735           8,832
                                     ============    ============    ============   =============

    See notes to financial statements.

                 ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.      Organization

     Allstate Life Variable Life Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company ("Allstate"). The assets of the Account are legally segregated from those of Allstate. Allstate is a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by Allstate Insurance Holdings, LLC, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     The assets within the Account are legally segregated from each other into sub-accounts (the "sub-accounts"). Allstate issued three life insurance policies, the Morgan Stanley Variable Life, the Allstate Provider Variable Life, and the AIM Lifetime PlusSM Variable Life (collectively the "Policies"), the deposits of which are invested at the direction of the policyholders in the sub-accounts that comprise the Account. The Account accepts additional deposits from existing policyholders but is closed to new customers. Absent any policy provisions wherein Allstate contractually guarantees a specified death benefit, variable life policyholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts listed below invest in the corresponding mutual fund portfolios and the underlying mutual funds (collectively the "Funds" or individually a "Fund"):


     American Century Variable Portfolios, Inc.                               Invesco Funds (continued)
          American Century VP Balanced                                              Invesco UIF Value Class I (For period beginning
          American Century VP International                                           January 1, 2011, and ended April 29, 2011)
     Dreyfus Socially Responsible Growth Fund, Inc.                                 Invesco V.I. Basic Balanced (For period
          Dreyfus Socially Responsible Growth Fund                                    beginning January 1, 2011, and ended April 29,
     Dreyfus Stock Index Fund                                                         2011)
          Dreyfus Stock Index Fund                                                  Invesco V.I. Capital Appreciation (On April 27,
     Dreyfus Variable Investment Fund                                                 2012 Invesco V.I. Capital Appreciation merged
          VIF Growth & Income                                                         into Invesco LIT Capital Growth)
          VIF Money Market                                                          Invesco V.I. Capital Development (On April 27,
     Fidelity Variable Insurance Products Fund                                        2012, Invesco V.I. Capital Development merged
          VIP Asset Manager Growth                                                    into Invesco V.I. Mid Cap Growth)
          VIP Contrafund                                                            Invesco V.I. Comstock (For period beginning
          VIP Equity-Income                                                           April 29, 2011, and ended December 31, 2011)
          VIP Growth                                                                Invesco V.I. Core Equity
          VIP High Income                                                           Invesco V.I. Diversified Dividend (Previously
     Franklin Templeton Variable Insurance Products                                   known as Invesco Dividend Growth)
       Trust                                                                        Invesco V.I. Diversified Income
          Franklin Small-Mid Cap Growth Securities                                    Invesco V.I. Equity and Income (For period
          Mutual Shares Securities                                                    beginning April 29, 2011, and ended December
          Templeton Developing Markets Securities                                     31, 2011)
          Templeton Foreign Securities                                              Invesco V.I. Global Core Equity (Previously
          Templeton Growth Securities                                                 known as Invesco UIF Global Value Equity
     Goldman Sachs Variable Insurance Trust                                           Class I)
          VIT Strategic Growth                                                      Invesco V.I. Government Securities
          VIT Strategic International Equity                                        Invesco V.I. High Yield
          VIT Structured Small Cap Equity Fund                                      Invesco V.I. International Growth
          VIT Structured U.S. Equity Fund                                           Invesco V.I. Large Cap Growth (For period
     Invesco Funds                                                                    beginning January 1, 2011, and ended April 29,
          Invesco Global Dividend Growth (For period                                  2011)
            begining January 1, 2011, and ended April 29,                           Invesco V.I. Mid Cap Core Equity
            2011)                                                                   Invesco V.I. Money Market
          Invesco High Yield                                                        Invesco V.I. Technology
          Invesco Income Builder (For period begining                               Invesco V.I. Utilities
            January 1, 2011, and ended April 29, 2011)                              Invesco VK V.I. American Franchise
          Invesco S&P 500 Index                                                       (Previously known as Invesco LIT Capital
                                                                                      Growth)




                                       51

                 ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Invesco Funds (Continued)                                                Oppenheimer Variable Account Funds
          Invesco VK V.I. American Value (Previously                                Oppenheimer Capital Appreciation
            known as Invesco UIF U.S. Small Mid Cap                                 Oppenheimer Global Securities
            Value Class I)                                                          Oppenheimer Global Strategic Income
          Invesco VK V.I. Mid Cap Growth (For period                                Oppenheimer Main Street
            beginning April 27, 2012, and ended December                            Oppenheimer Small & MidCap Growth Fund
            31, 2012)                                                         Putnam Variable Trust
          Invesco VK V.I. Value Opportunity (Previously                             VT Equity Income
            known as Invesco V.I. Basic Value                                       VT Global Health Care
          MFS Variable Insurance Trust                                              VT Growth and Income
            MFS Growth                                                              VT Growth Opportunities
            MFS Investors Trust                                                     VT International Equity
            MFS New Discovery                                                       VT Research
            MFS Research                                                      The Universal Institutional Funds, Inc.
            MFS Utilities                                                           Morgan Stanley UIF Core Plus Fixed Income
     Morgan Stanley Variable Investment Series                                        Class I
            Aggressive Equity                                                       Morgan Stanley UIF Emerging Markets Class I
            Capital Growth                                                          Morgan Stanley UIF Global Tactical Asset
            European Growth                                                           Allocation Class I
            Global Infrastructure                                                   Morgan Stanley UIF Growth Class I
            Limited Duration                                                        Morgan Stanley UIF U.S. Real Estate Class I
            Money Market
            Quality Income Plus
            Strategist


                 ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The net assets are affected by the investment results of each Fund, transactions by policyholders and certain contract expenses (see Note 4). Policyholders' interests consist of accumulation units of the sub-account. The accompanying financial statements include only policyholders' purchase payments applicable to the variable portions of their policies and exclude any purchase payments directed by the policyholder to the "Fixed Account" in which the policyholder's deposits are included in the Allstate Life general account assets and earn a fixed rate of return.

     A policyholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual fund portfolios may be similar to and may in fact be modeled after publicly traded mutual funds, the underlying mutual fund portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual fund portfolios may differ substantially.


2.     Summary of Significant Accounting Policies

     Investments - Investments consist of shares of the Funds and are stated at fair value based on the reported net asset values of each corresponding Fund, which in turn value their investment securities at fair value. The difference between cost and fair value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     Dividends - Dividends declared by the Funds are recognized on the ex-dividend date.

     Net Realized Gains and Losses - Net realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the sub-accounts and the cost of such shares, which is determined on a weighted average basis, and realized gain distributions received from the underlying mutual fund portfolios. Transactions are recorded on a trade date basis. Distributions of net realized gains are recorded on the Funds' ex-distribution date.

     Federal Income Taxes - The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Allstate. Allstate is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible domestic subsidiaries in the filing of a consolidated federal income tax return. No income taxes are allocable to the Account.

     The Account had no liability for unrecognized tax benefits as of December 31, 2012. The Account believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

     Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                 ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   Fair Value of Assets

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statements of Net Assets at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

     Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Account can access.

     Level  2: Assets  whose  values  are  based  on  the  following:

               (a)  Quoted prices for similar assets in active markets;
               (b) Quoted prices for identical or similar assets in markets that are not active; or
               (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

     Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Account's estimates of the assumptions that market participants would use in valuing the assets.

     In determining fair value, the Account uses the market approach which generally utilizes market transaction data for the same or similar instruments. All investments during the reporting period consist of shares of the Funds that have daily quoted net asset values for identical assets that the sub-account can access and are categorized as Level 1. Net asset values for these actively traded Funds are obtained daily from the Funds' managers.

4.      Expenses

     Surrender charge - In the event the policy is surrendered, a withdrawal charge may be imposed. If the policy is surrendered prior to the third anniversary of any deposit, the amount of the charge is 7.75% of the amount withdrawn; in year four the charge is 7.25% and is reduced annually to 2.25% in year nine. In year ten and subsequent, there is no charge. These amounts are included in payments on terminations.

     Mortality and Expense Risk Charge - Allstate assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to .90% per annum of the daily net assets of the Account. The mortality and expense risk charge is recognized as a reduction in accumulation unit values. The mortality and expense risk charge covers insurance benefits available with the policy and certain expenses of the policy. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the policy.

     Monthly Deductions - Allstate deducts monthly for cost of insurance, tax expense and administrative expense. The cost of insurance is determined based upon several variables, including the policyholder's death benefit amount and account value. Tax expense is charged at an annual rate equal to .40% of the Account value for the first ten policy years. Allstate deducts a monthly administrative fee of .25% of the Account value. These charges are recognized as redemption of units.

     Annual Maintenance Fee - Allstate deducts an annual maintenance fee of $30 for the Morgan Stanley Variable Life contract and $35 for the Allstate Provider Variable Life and AIM Lifetime PlusSM Variable Life contracts on each policy anniversary. This charge is waived on policies that meet certain requirements. The annual maintenance fee is recognized as redemption of units.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

5. Purchases of Investments

   The cost of investments purchased during the year ended December 31, 2012 were as follows:

                                                                                    Purchases
                                                                                -----------------
  Investments in the American Century Variable Portfolios,
    Inc Sub-Accounts:
      American Century VP Balanced                                              $         7474
      American Century VP International                                                  1,973

  Investments in the Dreyfus Socially Responsible Growth
    Fund, Inc. Sub-Accounts:
      Dreyfus Socially Responsible Growth Fund                                          39,752

  Investments in the Dreyfus Stock Index Fund Sub-Accounts:
      Dreyfus Stock Index Fund                                                         120,032

  Investments in the Dreyfus Variable Investment Fund Sub-Accounts:
      VIF Growth & Income                                                                4,001
      VIF Money Market                                                                  35,526

  Investments in the Fidelity Variable Insurance Products
    Fund Sub-Accounts:
      VIP Asset Manager Growth                                                          39,143
      VIP Contrafund                                                                    18,249
      VIP Equity-Income                                                                 78,414
      VIP Growth                                                                         6,472
      VIP High Income                                                                   49,207

  Investments in the Franklin Templeton Variable Insurance
    Products Trust Sub-Accounts:
      Franklin Small Mid-Cap Growth Securities                                          29,681
      Mutual Shares Securities                                                          49,881
      Templeton Developing Markets Securities                                           14,901
      Templeton Foreign Securities                                                      30,652
      Templeton Growth Securities                                                          580

  Investments in the Goldman Sachs Variable Insurance Trust Sub-Accounts:
      VIT Strategic Growth                                                                 144
      VIT Strategic International Equity                                                    30
      VIT Structured Small Cap Equity Fund                                               1,249
      VIT Structured U.S. Equity Fund                                                    1,127

  Investments in the Invesco Funds Sub-Accounts:
      Invesco High Yield                                                                48,614
      Invesco S&P 500 Index                                                            152,260


ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

5. Purchases of Investments (continued)



                                                                                    Purchases
                                                                                -----------------
  Investments in the Invesco Funds Sub-Accounts (continued):
      Invesco V.I. Comstock                                                     $        45332
      Invesco V.I. Core Equity                                                          82,103
      Invesco V.I. Diversified Dividend (c)                                            171,906
      Invesco V.I. Diversified Income                                                  161,523
      Invesco V.I. Equity and Income                                                   135,091
      Invesco V.I. Global Core Equity (d)                                               36,392
      Invesco V.I. Government Securities                                               149,481
      Invesco V.I. High Yield                                                           69,130
      Invesco V.I. International Growth                                                 25,055
      Invesco V.I. Mid Cap Core Equity                                                   5,137
      Invesco V.I. Money Market                                                        107,516
      Invesco V.I. Technology                                                            1,214
      Invesco V.I. Utilities                                                            84,540
      Invesco VK V.I. American Franchise (e)                                         3,541,564
      Invesco VK V.I. American Value (f)                                                24,266
      Invesco VK V.I. Mid Cap Growth (b) (g)                                           357,847
      Invesco VK V.I. Value Opportunity (h)                                             32,790

  Investments in the MFS Variable Insurance Trust Sub-Accounts:
      MFS Growth                                                                        18,613
      MFS Investors Trust                                                                1,075
      MFS New Discovery                                                                 27,442
      MFS Research                                                                       5,523
      MFS Utilities                                                                     31,325

  Investments in the Morgan Stanley Variable Investment
    Series Sub-Accounts:
      Aggressive Equity                                                                 28,372
      Capital Growth                                                                    52,733
      European Growth                                                                   11,510
      Global Infrastructure                                                             81,781
      Limited Duration                                                                 161,243
      Money Market                                                                      24,275
      Quality Income Plus                                                              369,214
      Strategist                                                                        81,692

  Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
      Oppenheimer Capital Appreciation                                                   2,665

    (b) On April 27, 2012, Invesco V.I. Capital Development merged into Invesco VK V.I. Mid Cap Growth
    (c) Previously known as Invesco Dividend Growth
    (d) Previously known as Invesco UIF Global Value Equity Class I
    (e) Previously known as Invesco LIT Capital Growth
    (f) Previously known as Invesco UIF U.S. Small Mid Cap Value Class I
    (g) For period beginning April 27, 2012 and ended December 31, 2012
    (h) Previously known as Invesco V.I. Basic Value

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

5. Purchases of Investments (continued)



                                                                                    Purchases
                                                                                -----------------
  Investments in the Oppenheimer Variable Account
    Funds Sub-Accounts (continued):
      Oppenheimer Global Securities                                             $         7396
      Oppenheimer Global Strategic Income                                               75,198
      Oppenheimer Main Street                                                           10,907

  Investments in the Putnam Variable Trust Sub-Accounts:
      VT Equity Income                                                                   2,077
      VT Global Health Care                                                             10,555
      VT Growth and Income                                                               2,323
      VT Growth Opportunities                                                              573
      VT International Equity                                                            1,454
      VT Research                                                                          901

  Investments in the The Universal Institutional Funds, Inc. Sub-Accounts:
      Morgan Stanley UIF Core Plus Fixed Income Class I                                 73,970
      Morgan Stanley UIF Emerging Markets Class I                                       31,369
      Morgan Stanley UIF Global Tactical Asset Allocation Class I                        2,886
      Morgan Stanley UIF Growth Class I                                                 41,217
      Morgan Stanley UIF U.S. Real Estate Class I                                       63,444
                                                                                --------------
                                                                                $      6981982
                                                                                ==============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
6. FINANCIAL HIGHLIGHTS

   A summary of units outstanding, accumulation unit values, net assets, investment income ratios, expense ratios, excluding expenses of the underlying funds, and total return ratios by sub-accounts is presented below for each of the five years in the period ended December 31, 2012.



   Items in the following table are notated as follows:


      * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the Fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of policy transactions.




      Sub-accounts with a date notation indicate the effective date of that investment option in the Account. Consistent with the total return the investment income ratio is calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed funds is calculated from the beginning of period, or from the effective date, through the last day the fund was open.



      ** EXPENSE RATIO - These amounts represent the annualized policy expenses of the sub-account, consisting of mortality and expense risk charges, and contract administration charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying fund have been excluded.



      *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units. The total return is calculated as the change in the accumulation unit value during the reporting period, or the effective period if less than the reporting period, divided by the beginning of period accumulation unit value or the accumulation unit value on the effective date.

                                                                          Morgan Stanley Variable Life
                                          -----------------------------------------------------------------------------------------
                                                        At December 31,                       For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------

   Investments in the Invesco Funds
        Sub-Accounts:
           Invesco Global Dividend Growth
              2011 (i)                             -   $         N/A   $         -            3.80%           0.90%           8.25%
              2010                                48           15.15           723            1.79            0.90           11.06
              2009                                48           13.64           656            4.93            0.90           15.40
              2008                                51           11.82           599            2.68            0.90          -41.47
           Invesco High Yield
              2012                                36            8.30           298            6.75            0.90           17.79
              2011                                36            7.05           250            7.56            0.90            1.08
              2010                                45            6.98           315            6.34            0.90            9.23
              2009                                49            6.39           315            7.94            0.90           43.26
              2008                                36            4.46           163            2.54            0.90          -23.82

           (i) For period beginning January 1, 2011 and ended April 29, 2011

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Morgan Stanley Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                        At December 31,                       For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the Invesco Funds
        Sub-Accounts (continued):
           Invesco Income Builder
              2011 (i)                             -   $         N/A   $           -          2.32%           0.90%           6.77%
              2010                                41           16.89             687          2.15            0.90           11.37
              2009                                45           15.16             683          3.05            0.90           24.04
              2008                                34           12.22             420          0.67            0.90          -26.95
           Invesco S&P 500 Index
              2012                                84           11.50             966          1.79            0.90           14.62
              2011                               122           10.03           1,221          1.83            0.90            0.94
              2010                               143            9.94           1,423          1.67            0.90           13.85
              2009                               141            8.73           1,229          2.62            0.90           25.20
              2008                               129            6.97             896          2.51            0.90          -37.63
           Invesco V.I. Diversified Dividend (c)
              2012                               137           14.40           1,972          2.00            0.90           17.66
              2011                               154           12.24           1,890          1.70            0.90           -0.69
              2010                               164           12.33           2,017          1.74            0.90            9.49
              2009                               175           11.26           1,975          1.91            0.90           23.19
              2008                               193            9.14           1,766          0.46            0.90          -36.92
           Invesco V. I. Equity and Income
              2012                                61           10.21             618          1.81            0.90           11.57
              2011 (j)                            69            9.15             628          0.57            0.90           -8.49
           Invesco V.I. Global Core Equity (d)
              2012                                69            9.19             634          2.51            0.90           12.73
              2011 (j)                            73            8.15             598          0.52            0.90          -18.47
           Invesco VK V.I. American Franchise (e)
              2012                                32           12.51             400          0.00            0.90           12.71
              2011                                31           11.10             341          0.00            0.90           -7.02
              2010                                45           11.94             539          0.00            0.90           18.77
              2009                                47           10.05             474          0.11            0.90           64.58
              2008                                55            6.11             335          0.55            0.90          -49.45

   Investments in the Morgan Stanley Variable Investment Series
        Sub-Accounts:
           Aggressive Equity
              2012                                17           17.97             299          0.00            0.90           10.84
              2011                                24           16.21             381          0.00            0.90           -8.16
              2010                                24           17.65             430          0.00            0.90           24.90
              2009                                26           14.13             361          0.00            0.90           67.94
              2008                                32            8.41             268          0.24            0.90          -49.32
           Capital Growth
              2012                                97           23.07           2,234          0.00            0.90           11.36
              2011                               112           20.71           2,329          0.17            0.90           -7.58
              2010                               114           22.41           2,555          0.16            0.90           26.61
              2009                               118           17.70           2,087          0.37            0.90           69.78
              2008                               124           10.42           1,289          0.26            0.90          -48.10

           (c) Previously known as Invesco Dividend Growth
           (d) Previously known as Invesco UIF Global Value Equity Class I
           (e) Previously known as Invesco LIT Capital Growth
           (i) For period beginning January 1, 2011 and ended April 29, 2011
           (j) For period beginning April 29, 2011 and ended December 31, 2011

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                     Morgan Stanley Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                        At December 31,                       For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the Morgan Stanley Variable Investment Series
        Sub-Accounts (continued):
           European Growth
              2012                                20   $       17.65   $       351            2.92%           0.90%          17.44%
              2011                                29           15.03           437            2.45            0.90          -10.45
              2010                                31           16.78           517            2.44            0.90            6.27
              2009                                33           15.79           523            3.82            0.90           26.58
              2008                                37           12.47           464            2.66            0.90          -43.22
           Global Infrastructure
              2012                                24           22.09           526            2.26            0.90           17.62
              2011                                27           18.78           506            2.49            0.90           15.03
              2010                                30           16.33           489            2.95            0.90            5.97
              2009                                35           15.41           536            3.04            0.90           18.19
              2008                                40           13.03           519            0.64            0.90          -33.87
           Limited Duration
              2012                                38           11.71           447            3.37            0.90            2.41
              2011                                36           11.43           413            2.48            0.90            1.84
              2010                                35           11.22           398            5.11            0.90            1.44
              2009                                33           11.07           368            4.37            0.90            4.82
              2008                                37           10.56           395            2.37            0.90          -15.67
           Money Market
              2012                                77           12.70           976            0.01            0.90           -0.89
              2011                               130           12.82         1,664            0.01            0.90           -0.88
              2010                               148           12.93         1,909            0.01            0.90           -0.89
              2009                               168           13.05         2,193            0.03            0.90           -0.87
              2008                               230           13.16         3,022            2.41            0.90            1.53
           Quality Income Plus
              2012                                86           22.95         1,982            6.10            0.90           13.07
              2011                                83           20.30         1,686            5.78            0.90            4.07
              2010                                78           19.51         1,525            6.22            0.90            8.30
              2009                                85           18.01         1,523            4.82            0.90           21.48
              2008                                79           14.83         1,168            1.88            0.90           -9.74
           Strategist
              2012                                67           19.68         1,312            2.03            0.90            5.95
              2011                                71           18.57         1,311            2.13            0.90           -8.78
              2010                                75           20.36         1,526            1.56            0.90            5.86
              2009                                79           19.23         1,527            2.31            0.90           18.66
              2008                                86           16.21         1,397            0.72            0.90          -24.66

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)


                                                                     Morgan Stanley Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                        At December 31,                       For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in The Universal Institutional Funds, Inc.
        Sub-Accounts:
           Morgan Stanley UIF Emerging Markets
             Class I
              2012                                 8   $       29.16   $       242            0.00%           0.90%          18.88%
              2011                                10           24.53           234            0.36            0.90          -18.95
              2010                                11           30.26           332            0.51            0.90           17.96
              2009                                 9           25.65           241            0.00            0.90           68.32
              2008                                 9           15.24           141            0.00            0.90          -57.01
           Morgan Stanley UIF Global Tactical Asset Allocation Class I
              2012                                10           12.68           125            2.11            0.90           12.82
              2011                                10           11.24           112            1.32            0.90           -4.54
              2010                                10           11.77           122            2.78            0.90            4.74
              2009                                11           11.24           119            3.73            0.90           31.34
              2008                                20            8.56           172            3.39            0.90          -45.12
           Morgan Stanley UIF Growth Class I
              2012                                30           13.72           407            0.00            0.90           13.35
              2011                                37           12.11           452            0.11            0.90           -3.67
              2010                                35           12.57           437            0.12            0.90           21.76
              2009                                39           10.32           400            0.00            0.90           64.07
              2008                                50            6.29           313            0.21            0.90          -49.64
           Morgan Stanley UIF U.S. Real Estate
             Class I
              2012                                 5           36.67           197            0.89            0.90           14.80
              2011                                 5           31.94           172            0.77            0.90            4.97
              2010                                 7           30.43           215            2.33            0.90           28.80
              2009                                 9           23.62           205            2.86            0.90           27.20
              2008                                 9           18.57           171            4.14            0.90          -38.45

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                         Allstate Provider Variable Life
                                          -----------------------------------------------------------------------------------------
                                                         At December 31,                     For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the American Century Variable Portfolios, Inc.
        Sub-Accounts:
           American Century VP Balanced
              2012                                14   $       18.48   $       261            2.07%           0.90%          10.80%
              2011                                16           16.68           271            1.85            0.90            4.39
              2010                                15           15.98           240            1.86            0.90           10.64
              2009                                15           14.44           215            5.10            0.90           14.45
              2008                                16           12.62           202            2.66            0.90          -21.05
           American Century VP International
              2012                                15           16.59           242            0.86            0.90           20.07
              2011                                16           13.81           218            1.49            0.90          -12.83
              2010                                18           15.85           279            2.15            0.90           12.28
              2009                                18           14.11           255            1.99            0.90           32.57
              2008                                20           10.65           214            0.86            0.90          -45.32

   Investments in the Dreyfus Socially Responsible Growth Fund, Inc.
        Sub-Account:
           Dreyfus Socially Responsible Growth Fund
              2012                                17           12.28           212            0.80            0.90           10.97
              2011                                21           11.07           228            0.94            0.90            0.00
              2010                                23           11.07           256            0.81            0.90           13.79
              2009                                24            9.72           234            0.93            0.90           32.56
              2008                                27            7.34           198            0.78            0.90          -35.01

   Investments in the Dreyfus Stock Index Fund
        Sub-Account:
           Dreyfus Stock Index Fund
              2012                                112          13.81         1,546            2.10            0.90           14.70
              2011                                122          12.04         1,472            1.85            0.90            0.97
              2010                                127          11.92         1,515            1.73            0.90           13.81
              2009                                134          10.48         1,399            1.98            0.90           25.20
              2008                                139           8.37         1,164            2.16            0.90          -37.71

   Investments in the Dreyfus Variable Investment Fund
        Sub-Accounts:
           VIF Growth & Income
              2012                                19           14.73           284            1.49            0.90           17.01
              2011                                20           12.59           246            1.30            0.90           -3.66
              2010                                23           13.07           298            1.18            0.90           17.54
              2009                                24           11.12           264            1.29            0.90           27.63
              2008                                22            8.71           195            0.68            0.90          -40.95

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                         At December 31,                     For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the Dreyfus Variable Investment Fund
        Sub-Accounts (continued):
           VIF Money Market
              2012                                96   $       12.87   $     1,232            0.00%           0.90%          -0.90%
              2011                               109           12.98         1,413            0.01            0.90           -0.89
              2010                               124           13.10         1,625            0.01            0.90           -0.88
              2009                               138           13.22         1,819            0.14            0.90           -0.77
              2008                               165           13.32         2,191            2.43            0.90            1.62

   Investments in the Fidelity Variable Insurance Products Fund
        Sub-Accounts:
           VIP Asset Manager Growth
              2012                                11           15.02           170            1.34            0.90           14.42
              2011                                14           13.13           183            1.67            0.90           -7.01
              2010                                16           14.12           227            1.16            0.90           15.30
              2009                                17           12.24           202            1.48            0.90           31.72
              2008                                19            9.30           177            2.04            0.90          -36.39
           VIP Contrafund
              2012                                49           26.33         1,279            1.34            0.90           15.37
              2011                                55           22.82         1,244            1.00            0.90           -3.40
              2010                                61           23.62         1,432            1.20            0.90           16.17
              2009                                63           20.33         1,282            1.33            0.90           34.49
              2008                                69           15.12         1,047            0.96            0.90          -43.03
           VIP Equity-Income
              2012                                51           15.49           788            3.18            0.90           16.25
              2011                                54           13.32           717            2.49            0.90            0.07
              2010                                59           13.31           781            1.83            0.90           14.12
              2009                                60           11.67           695            2.14            0.90           29.04
              2008                                66            9.04           599            2.55            0.90          -43.17
           VIP Growth
              2012                                35           17.21           596            0.63            0.90           13.66
              2011                                35           15.14           537            0.38            0.90           -0.69
              2010                                40           15.24           613            0.26            0.90           23.06
              2009                                46           12.39           564            0.43            0.90           27.14
              2008                                49            9.74           477            0.82            0.90          -47.64
           VIP High Income
              2012                                28           16.30           452            5.65            0.90           13.20
              2011                                31           14.40           450            7.02            0.90            3.10
              2010                                32           13.97           447            7.68            0.90           12.80
              2009                                34           12.38           420            8.06            0.90           42.67
              2008                                38            8.68           326            8.31            0.90          -25.66

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                         At December 31,                     For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the Franklin Templeton Variable Insurance Products Trust
        Sub-Accounts:
           Franklin Small-Mid Cap Growth Securities
              2012                                43   $        9.17   $       390            0.00%           0.90%           9.86%
              2011                                45            8.35           377            0.00            0.90           -5.68
              2010                                52            8.85           456            0.00            0.90           26.48
              2009                                53            7.00           370            0.00            0.90           42.29
              2008                                57            4.92           281            0.00            0.90          -43.01
           Mutual Shares Securities
              2012                                39           16.91           655            2.08            0.90           13.22
              2011                                41           14.94           611            2.23            0.90           -1.93
              2010                                48           15.23           734            1.54            0.90           10.20
              2009                                49           13.82           683            1.81            0.90           24.92
              2008                                53           11.07           586            3.05            0.90          -37.67
           Templeton Developing Markets Securities
              2012                                 1           25.06            16            1.65            0.90           12.15
              2011                                 1           22.35            32            0.82            0.90          -16.61
              2010                                 2           26.80            45            1.58            0.90           16.53
              2009                                 2           23.00            43            4.56            0.90           71.05
              2008                                 2           13.44            30            2.31            0.90          -53.13
           Templeton Foreign Securities
              2012                                15           13.41           202            2.97            0.90           17.17
              2011                                15           11.44           175            1.84            0.90          -11.43
              2010                                16           12.92           203            1.77            0.90            7.44
              2009                                16           12.03           197            3.28            0.90           35.81
              2008                                19            8.86           164            2.51            0.90          -40.91
           Templeton Growth Securities
              2012                                 2           13.91            23            2.04            0.90           19.98
              2011                                 2           11.59            19            1.84            0.90           -7.81
              2010                                 3           12.58            43            1.19            0.90            6.43
              2009                                 3           11.82            34            2.98            0.90           29.93
              2008                                 3            9.09            27            1.96            0.90          -42.84

   Investments in the Goldman Sachs Variable Insurance Trust
        Sub-Accounts:
           VIT Strategic Growth
              2012                                 2            9.34            22            0.73            0.90           18.81
              2011                                 2            7.86            18            0.45            0.90           -3.49
              2010                                 2            8.14            20            0.42            0.90            9.74
              2009                                 2            7.42            18            0.44            0.90           46.42
              2008                                 3            5.07            15            0.11            0.90          -42.28
           VIT Strategic International Equity
              2012                               < 1            9.42          1.59            2.20            0.90           20.15
              2011                               < 1            7.84             1            3.51            0.90          -15.81
              2010                               < 1            9.31             2            1.50            0.90            9.38
              2009                               < 1            8.51             1            1.85            0.90           27.53
              2008                               < 1            6.68             1            3.08            0.90          -45.96

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                         At December 31,                     For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the Goldman Sachs Variable Insurance Trust
        Sub-Accounts (continued):
           VIT Structured Small Cap Equity Fund
              2012                                 6   $       15.88   $        99            1.17%           0.90%          11.82%
              2011                                 7           14.20            99            0.80            0.90           -0.23
              2010                                 8           14.23           111            0.55            0.90           28.95
              2009                                 8           11.04            90            1.12            0.90           26.53
              2008                                 9            8.72            75            0.70            0.90          -34.43
           VIT Structured U.S. Equity Fund
              2012                                 6            9.68            63            1.90            0.90           13.43
              2011                                 7            8.54            56            1.67            0.90            3.12
              2010                                 8            8.28            62            1.46            0.90           11.83
              2009                                 8            7.40            56            1.84            0.90           20.06
              2008                                 9            6.17            57            1.69            0.90          -37.10

   Investments in the Invesco Funds
        Sub-Accounts:
           Invesco UIF Value Class I
              2011 (i)                             -             N/A             -            1.77            0.90            9.45
              2010                                16           15.66           249            1.44            0.90           14.71
              2009                                17           13.65           228            3.19            0.90           29.82
              2008                                17           10.51           181            3.46            0.90          -36.43
           Invesco V.I. Basic Balanced
              2011 (i)                             -             N/A             -            1.98            0.90            6.37
              2010                                79            8.48           668            1.92            0.90            7.10
              2009                                81            7.92           644            5.02            0.90           32.64
              2008                                95            5.97           569            4.63            0.90          -38.87
           Invesco V.I. Capital Appreciation (a)
              2012                                 -             N/A          0.00            0.00            0.90           15.07
              2011                                46            9.33           426            0.15            0.90           -8.73
              2010                                49           10.22           499            0.71            0.90           14.46
              2009                                51            8.93           454            0.61            0.90           19.99
              2008                                59            7.44           439            0.00            0.90          -43.01
           Invesco V.I. Comstock
              2012                                21           10.54        219.85            1.93            0.90           18.16
              2011 (j)                            23            8.92           201            0.00            0.90          -10.84
           Invesco V.I. Core Equity
              2012                                53           14.45           767            0.97            0.90           12.86
              2011                                59           12.80           754            1.00            0.90           -0.96
              2010                                64           12.93           826            0.92            0.90            8.57
              2009                                71           11.90           840            1.76            0.90           27.15
              2008                                82            9.36           768            2.23            0.90          -30.77

           (a) On April 27, 2012, Invesco V.I. Capital Appreciation merged into Invesco LIT Capital Growth
           (i) For period beginning January 1, 2011 and ended April 29, 2011
           (j) For period beginning April 29, 2011 and ended December 31, 2011

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                         At December 31,                     For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------


   Investments in the Invesco Funds
        Sub Accounts (continued):
           Invesco V.I. Diversified Income
              2012                                30   $       13.89   $       412            4.72%           0.90%           9.72%
              2011                                31           12.66           396            5.23            0.90            6.06
              2010                                31           11.94           375            5.91            0.90            9.06
              2009                                35           10.94           383            9.68            0.90           10.08
              2008                                37            9.94           372            8.73            0.90          -16.49
           Invesco V. I. Equity and Income
              2012                                59           10.21           607            1.81            0.90           11.57
              2011 (j)                            66            9.15           601            0.57            0.90           -8.49
           Invesco V.I. Global Core Equity (d)
              2012                                 4           11.47            47            2.51            0.90           12.73
              2011                                 4           10.18            43            0.52            0.90          -11.68
              2010                                 5           11.52            60            1.81            0.90            9.96
              2009                                 5           10.48            56            6.78            0.90           14.96
              2008                                 5            9.12            50            2.65            0.90          -40.68
           Invesco V.I. Government Securities
              2012                                31           17.50           547            3.07            0.90            1.55
              2011                                37           17.24           645            3.47            0.90            6.94
              2010                                41           16.12           663            4.86            0.90            4.46
              2009                                42           15.43           650            4.69            0.90           -0.91
              2008                                46           15.57           719            3.65            0.90           11.30
           Invesco V.I. International Growth
              2012                                36           16.44           596            1.42            0.90           14.49
              2011                                40           14.36           573            1.56            0.90           -7.58
              2010                                41           15.54           641            2.18            0.90           11.85
              2009                                44           13.89           608            1.45            0.90           34.03
              2008                                48           10.37           498            0.55            0.90          -40.92
           Invesco V.I. Utilities
              2012                                 5           20.14           105            3.24            0.90            2.68
              2011                                 5           19.62           107            3.31            0.90           15.41
              2010                                 5           17.00            93            3.34            0.90            5.35
              2009                                 6           16.13            91            4.61            0.90           13.90
              2008                                 7           14.17            92            2.71            0.90          -32.96
           Invesco VK V.I. American Franchise (e)
              2012 (g)                            42            9.69           405            0.00            0.90           -3.09

           (d) Previously known as Invesco UIF Global Value Equity Class I
           (e) Previously known as Invesco LIT Capital Growth
           (g) For period beginning April 27, 2012 and ended December 31, 2012
           (j) For period beginning April 29, 2011 and ended December 31, 2011


ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                         At December 31,                     For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the Invesco Funds
        Sub Accounts (continued):
           Invesco VK V.I. American Value (f)
              2012                                12   $       17.16    $   209.74            0.71%           0.90%          16.25%
              2011                                13           14.76           196            0.66            0.90            0.02
              2010                                16           14.76           236            0.89            0.90           21.15
              2009                                17           12.18           205            1.18            0.90           37.96
              2008                                18            8.83           158            0.88            0.90          -41.82

   Investments in the MFS Variable Insurance Trust
        Sub-Accounts:
           MFS Growth
              2012                                46           18.65           857            0.00            0.90           16.33
              2011                                48           16.03           770            0.19            0.90           -1.22
              2010                                51           16.23           829            0.11            0.90           14.30
              2009                                54           14.20           762            0.30            0.90           36.44
              2008                                59           10.41           611            0.24            0.90          -37.98
           MFS Investors Trust
              2012                                11           11.36           122            0.91            0.90           18.11
              2011                                11            9.62           105            0.90            0.90           -3.06
              2010                                13            9.92           131            1.14            0.90           10.10
              2009                                14            9.01           123            1.55            0.90           25.76
              2008                                14            7.16            99            0.90            0.90          -33.68
           MFS New Discovery
              2012                                 4           13.41            60            0.00            0.90           20.14
              2011                                 5           11.16            54            0.00            0.90          -11.07
              2010                                 6           12.55            77            0.00            0.90           35.12
              2009                                 6            9.29            58            0.00            0.90           61.72
              2008                                 7            5.74            42            0.00            0.90          -39.87
           MFS Research
              2012                                11            9.81           111            0.81            0.90           16.22
              2011                                11            8.44            96            0.94            0.90           -1.34
              2010                                13            8.55           115            0.90            0.90           14.86
              2009                                15            7.45           109            1.33            0.90           29.38
              2008                                17            5.76            95            0.48            0.90          -36.66
           MFS Utilities
              2012                                 7           30.55           200            6.84            0.90           12.46
              2011                                 7           27.16           195            3.32            0.90            5.83
              2010                                10           25.66           251            3.04            0.90           12.79
              2009                                10           22.75           233            4.67            0.90           32.02
              2008                                10           17.23           180            1.60            0.90          -38.23

           (f) Previously known as Invesco UIF U.S. Small Mid Cap Value Class I

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                         At December 31,                     For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the Oppenheimer Variable Account Funds
        Sub-Accounts:
           Oppenheimer Capital Appreciation
              2012                                38   $        8.81   $       335            0.72%           0.90%          13.09%
              2011                                48            7.79           373            0.37            0.90           -2.03
              2010                                52            7.95           411            0.17            0.90            8.44
              2009                                55            7.34           407            0.31            0.90           43.22
              2008                                61            5.12           311            0.15            0.90          -46.01
           Oppenheimer Global Securities
              2012                                21           14.90           316            2.27            0.90           20.18
              2011                                24           12.40           299            1.40            0.90           -9.11
              2010                                28           13.64           387            1.35            0.90           14.93
              2009                                29           11.87           348            2.16            0.90           38.52
              2008                                31            8.57           269            1.66            0.90          -40.73
           Oppenheimer Global Strategic Income
              2012                                42           20.88           871            6.47            0.90           12.51
              2011                                50           18.56           924            3.28            0.90           -0.05
              2010                                53           18.56           993            8.45            0.90           13.94
              2009                                57           16.29           921            0.51            0.90           17.77
              2008                                63           13.84           865            5.60            0.90          -14.98
           Oppenheimer Main Street
              2012                                56           10.56           596            1.01            0.90           15.82
              2011                                65            9.12           589            0.84            0.90           -0.91
              2010                                69            9.20           632            1.04            0.90           15.07
              2009                                71            8.00           566            1.84            0.90           27.14
              2008                                74            6.29           466            1.63            0.90          -39.02
           Oppenheimer Small & MidCap Growth Fund
              2012                                19            5.51           103            0.00            0.90           15.40
              2011                                20            4.78            95            0.00            0.90            0.19
              2010                                22            4.77           103            0.00            0.90           26.32
              2009                                23            3.77            87            0.00            0.90           31.42
              2008                                25            2.87            71            0.00            0.90          -49.52

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                         At December 31,                     For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the Putnam Variable Trust
        Sub-Accounts:
           VT Equity Income (l)
              2012                                 5   $       18.10   $        91            2.24%           0.90%          18.23%
              2011                                 5           15.31            79            1.56            0.90            1.01
              2010                                 4           15.15            60            1.83            0.90           11.60
              2009 (k)                             4           13.58            54            1.93            0.90           35.79
           VT Global Health Care
              2012                                 2           14.38            32            1.68            0.90           21.17
              2011                                 4           11.87            47            0.85            0.90           -2.06
              2010                                 4           12.12            49            1.86            0.90            1.55
              2009                                 4           11.94            49            0.00            0.90           24.87
              2008                                 4            9.56            40            0.00            0.90          -17.82
           VT Growth and Income
              2012                                10           12.53           125            1.79            0.90           18.07
              2011                                11           10.62           118            1.27            0.90           -5.49
              2010                                12           11.23           132            1.45            0.90           13.35
              2009                                12            9.91           118            2.31            0.90           28.65
              2008                                15            7.70           114            2.15            0.90          -39.25
           VT Growth Opportunities
              2012                                 2           12.67            31            0.09            0.90           16.51
              2011                                 3           10.87            31            0.16            0.90           -4.98
              2010                                 3           11.44            33            0.19            0.90           16.26
              2009                                 3            9.84            29            0.76            0.90           39.59
              2008                                 3            7.05            23            0.00            0.90          -38.24
           VT International Equity
              2012                                 4           13.40            47            2.16            0.90           20.82
              2011                                 4           11.09            39            3.87            0.90          -17.68
              2010                                 5           13.47            66            3.26            0.90            9.04
              2009                                 5           12.36            60            0.00            0.90           23.52
              2008                                 5           10.00            52            2.03            0.90          -44.45
           VT New Value (l)
              2009 (m)                             -             N/A             -            2.84            0.90          -16.41
              2008                                 6            7.82            45            1.94            0.90          -45.25
           VT Research
              2012                                 3           13.04            33            1.17            0.90           16.86
              2011                                 4           11.16            40            0.54            0.90           -2.63
              2010                                 2           11.46            22            0.95            0.90           15.33
              2009                                 2            9.93            19            1.09            0.90           31.99
              2008                                 2            7.53            14            1.02            0.90          -39.10

           (k) For period beginning February 13, 2009 and ended December 31, 2009
           (l) On February 13, 2009, VT New Value merged into VT Equity Income
           (m) For period beginning January 1, 2009 and ended February 13, 2009

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                Allstate Provider Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                         At December 31,                     For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in The Universal Institutional Funds, Inc.
        Sub-Accounts:
           Morgan Stanley UIF Core Plus Fixed
           Income Class I
              2012                                43   $       16.77   $       727            4.60%           0.90%           8.46%
              2011                                45           15.47           694            3.74            0.90            4.70
              2010                                55           14.77           816            5.95            0.90            6.18
              2009                                57           13.91           794            8.48            0.90            8.66
              2008                                57           12.80           729            4.74            0.90          -11.01
           Morgan Stanley UIF Growth Class I
              2012                                10            9.83           101            0.00            0.90           13.35
              2011                                12            8.67           101            0.11            0.90           -3.67
              2010                                11            9.00            96            0.12            0.90           21.76
              2009                                11            7.39            79            0.00            0.90           64.07
              2008                                13            4.51            57            0.21            0.90          -49.64
           Morgan Stanley UIF U.S. Real Estate
             Class I
              2012                                 3           26.49            89            0.89            0.90           14.80
              2011                                 3           23.08            80            0.77            0.90            4.97
              2010                                 4           21.98            78            2.33            0.90           28.80
              2009                                 4           17.07            65            2.86            0.90           27.20
              2008                                 5           13.42            61            4.14            0.90          -38.45

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)


                                                                          AIM Lifetime PlusSM Variable Life
                                          -----------------------------------------------------------------------------------------
                                                         At December 31,                      For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the Invesco Funds
        Sub-Accounts:
           Invesco V.I. Basic Balanced
              2011 (i)                             -   $         N/A   $         -            1.98%           0.90%           6.37%
              2010                               541            8.48         4,591            1.92            0.90            7.10
              2009                               594            7.92         4,702            5.02            0.90           32.64
              2008                               653            5.97         3,899            4.63            0.90          -38.87
           Invesco V.I. Capital Appreciation (a)
              2012                                 -             N/A             -            0.00            0.90           15.12
              2011                               269            9.83         2,649            0.15            0.90           -8.73
              2010                               300           10.77         3,231            0.71            0.90           14.46
              2009                               340            9.41         3,198            0.61            0.90           19.99
              2008                               363            7.84         2,850            0.00            0.90          -43.01
           Invesco V.I. Capital Development (b)
              2012                                 -             N/A             -            0.00            0.90           13.67
              2011                                25           12.69           323            0.00            0.90           -7.99
              2010                                31           13.80           422            0.00            0.90           17.71
              2009                                32           11.72           375            0.00            0.90           41.10
              2008                                37            8.31           308            0.00            0.90          -47.50
           Invesco V.I. Core Equity
              2012                               243           16.67         4,050            0.97            0.90           12.86
              2011                               273           14.77         4,026            1.00            0.90           -0.96
              2010                               301           14.91         4,487            0.92            0.90            8.57
              2009                               340           13.73         4,670            1.76            0.90           27.15
              2008                               373           10.80         4,027            2.23            0.90          -30.77
           Invesco V.I. Diversified Income
              2012                               127           14.71         1,865            4.72            0.90            9.72
              2011                               137           13.40         1,830            5.23            0.90            6.06
              2010                               152           12.64         1,917            5.91            0.90            9.06
              2009                               170           11.59         1,974            9.68            0.90           10.08
              2008                               190           10.53         2,001            8.73            0.90          -16.49
           Invesco V.I. Government Securities
              2012                               163           18.39         3,004            3.07            0.90            1.55
              2011                               186           18.11         3,366            3.47            0.90            6.94
              2010                               208           16.94         3,516            4.86            0.90            4.46
              2009                               230           16.21         3,731            4.69            0.90           -0.91
              2008                               256           16.36         4,190            3.65            0.90           11.30
           Invesco V.I. High Yield
              2012                                68           15.98         1,082            5.06            0.90           16.12
              2011                                72           13.76           996            6.97            0.90            0.06
              2010                                82           13.75         1,131            9.75            0.90           12.56
              2009                                90           12.22         1,104            8.39            0.90           51.42
              2008                               101            8.07           816           10.36            0.90          -26.36

           (a) On April 27, 2012, Invesco V.I. Capital Appreciation merged into Invesco LIT Capital Growth
           (b) On April 27, 2012, Invesco V.I. Capital Development merged into Invesco VK V.I.  Mid Cap Growth
           (i) For period beginning January 1, 2011 and ended April 29, 2011

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                  AIM Lifetime PlusSM Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                         At December 31,                      For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the Invesco Funds
        Sub-Accounts (continued):
           Invesco V.I. International Growth
              2012                                32   $       19.96   $    634.36            1.42%           0.90%          14.49%
              2011                                35           17.43           615            1.56            0.90           -7.58
              2010                                41           18.86           779            2.18            0.90           11.85
              2009                                45           16.86           761            1.45            0.90           34.03
              2008                                50           12.58           633            0.55            0.90          -40.92
           Invesco V.I. Large Cap Growth
              2011 (i)                             -             N/A             -            0.19            0.90            8.68
              2010                               142           11.31         1,604            0.45            0.90           16.20
              2009                               150            9.73         1,464            0.36            0.90           24.86
              2008                               161            7.79         1,254            0.01            0.90          -38.84
           Invesco V.I. Mid Cap Core Equity
              2012                                21           19.20           404            0.06            0.90            9.96
              2011                                29           17.46           507            0.29            0.90           -7.22
              2010                                34           18.82           646            0.54            0.90           13.09
              2009                                41           16.64           685            1.26            0.90           29.05
              2008                                46           12.89           595            1.62            0.90          -29.16
           Invesco V.I. Money Market
              2012                               176           12.44         2,194            0.03            0.90           -0.87
              2011                               174           12.55         2,180            0.05            0.90           -0.84
              2010                               225           12.66         2,852            0.18            0.90           -0.72
              2009                               252           12.75         3,215            0.11            0.90           -0.79
              2008                               276           12.85         3,551            2.02            0.90            1.13
           Invesco V.I. Technology
              2012                                12           14.10           166            0.00            0.90           10.28
              2011                                14           12.78           173            0.18            0.90           -5.90
              2010                                16           13.59           221            0.00            0.90           20.22
              2009                                19           11.30           209            0.00            0.90           55.99
              2008                                20            7.25           143            0.00            0.90          -45.00
           Invesco V.I. Utilities
              2012                                37           20.14           745            3.24            0.90            2.68
              2011                                38           19.62           736            3.31            0.90           15.41
              2010                                40           17.00           672            3.34            0.90            5.35
              2009                                49           16.13           796            4.61            0.90           13.90
              2008                                53           14.17           750            2.71            0.90          -32.96
           Invesco V. I. Equity and Income
              2012                               396           10.21         4,043            1.81            0.90           11.57
              2011 (j)                           444            9.15         4,066            0.57            0.90           -8.49
           Invesco VK V.I. American Franchise (e)
              2012                               411            9.67         3,977            0.00            0.90           12.71
              2011 (j)                           161            8.58         1,383            0.00            0.90          -14.23

           (e) Previously known as Invesco LIT Capital Growth
           (i) For period beginning January 1, 2011 and ended April 29, 2011
           (j) For period beginning April 29, 2011 and ended December 31, 2011

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                  AIM Lifetime PlusSM Variable Life (continued)
                                          -----------------------------------------------------------------------------------------
                                                         At December 31,                      For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the Invesco Funds
        Sub-Accounts (continued):
           Invesco VK V.I. Mid Cap Growth (b)
              2012 (g)                            34   $        9.77   $       336            0.00%           0.90%          -2.32%
           Invesco VK V.I. Value Opportunity (h)
              2012                                55           12.48           683            1.53            0.90           16.65
              2011                                61           10.70           650            0.91            0.90           -3.92
              2010                                72           11.13           799            0.57            0.90            6.39
              2009                                84           10.46           879            1.54            0.90           46.68
              2008                               103            7.13           734            0.93            0.90          -52.20

           (b) On April 27, 2012, Invesco V.I. Capital Development merged into Invesco VK V.I.  Mid Cap Growth
           (g) For period beginning April 27, 2012 and ended December 31, 2012
           (h) Previously known as Invesco V.I. Basic Value

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS (UNAUDITED)
SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                            American          American             Dreyfus
                        Century Variable  Century Variable  Socially Responsible  Dreyfus Stock  Dreyfus Variable  Dreyfus Variable
                        Portfolios, Inc.  Portfolios, Inc.    Growth Fund, Inc.    Index Fund     Investment Fund   Investment Fund
                           Sub-Account       Sub-Account         Sub-Account       Sub-Account      Sub-Account       Sub-Account
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
                                                                  Dreyfus
                             American         American           Socially
                             Century          Century           Responsible       Dreyfus Stock    VIF Growth &        VIF Money
                           VP Balanced    VP International      Growth Fund        Index Fund         Income            Market
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
ASSETS
Investments, at fair
 value                  $        232,014  $        234,955  $            240,414  $   1,696,666  $        265,106  $        837,869
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
 Total assets           $        232,014  $        234,955  $            240,414  $   1,696,666  $        265,106  $        837,869
                        ================  ================  ====================  =============  ================  ================
NET ASSETS
Accumulation units      $        232,014  $        234,955  $            240,414  $   1,696,666  $        265,106  $        837,869
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
 Total net assets       $        232,014  $        234,955  $            240,414  $   1,696,666  $        265,106  $        837,869
                        ================  ================  ====================  =============  ================  ================
FUND SHARE INFORMATION
Number of shares                  34,170            24,272                 6,563         41,585             9,421           837,869
                        ================  ================  ====================  =============  ================  ================
Cost of investments     $        236,108  $        233,429  $            227,516  $   1,323,109  $        207,505  $        837,869
                        ================  ================  ====================  =============  ================  ================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS (UNAUDITED)
SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                        Fidelity           Fidelity           Fidelity           Fidelity           Fidelity      Franklin Templeton
                   Variable Insurance Variable Insurance Variable Insurance Variable Insurance Variable Insurance Variable Insurance
                      Products Fund     Products Fund      Products Fund       Products Fund      Products Fund     Products Trust
                       Sub-Account       Sub-Account        Sub-Account         Sub-Account        Sub-Account       Sub-Account
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
                                                                                                                       Franklin
                        VIP Asset                               VIP                                 VIP High        Mutual Shares
                     Manager Growth     VIP Contrafund     Equity-Income        VIP Growth           Income        VIP Fund Class 2
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
ASSETS
Investments, at
 fair value        $          119,731 $        1,342,778 $          661,252 $          708,391 $          314,213 $          601,773
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
 Total assets      $          119,731 $        1,342,778 $          661,252 $          708,391 $          314,213 $          601,773
                   ================== ================== ================== ================== ================== ==================
NET ASSETS
Accumulation units $          119,731 $        1,342,778 $          661,252 $          708,391 $          314,213 $          601,773
                   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------
 Total net assets  $          119,731 $        1,342,778 $          661,252 $          708,391 $          314,213 $          601,773
                   ================== ================== ================== ================== ================== ==================
FUND SHARE
 INFORMATION
Number of shares                6,493             41,521             32,446             11,667             57,548             32,336
                   ================== ================== ================== ================== ================== ==================
Cost of
 investments       $           82,614 $        1,068,657 $          691,402 $          462,204 $          345,692 $          516,385
                   ================== ================== ================== ================== ================== ==================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS (UNAUDITED)
SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                   Franklin Templeton Franklin Templeton Franklin Templeton Franklin Templeton    Goldman Sachs     Goldman Sachs
                   Variable Insurance Variable Insurance Variable Insurance Variable Insurance      Variable          Variable
                     Products Trust     Products Trust     Products Trust     Products Trust     Insurance Trust   Insurance Trust
                       Sub-Account        Sub-Account        Sub-Account        Sub-Account        Sub-Account       Sub-Account
                   ------------------ ------------------ ------------------ ------------------ ------------------ -----------------
                        Franklin           Templeton                                              Goldman Sachs
                      Small-Mid Cap       Developing          Templeton          Templeton             VIT          Goldman Sachs
                         Growth             Markets            Foreign            Growth        Small Cap Equity   VIT U.S. Equity
                    VIP Fund Class 2   VIP Fund Class 2   VIP Fund Class 2   VIP Fund Class 2     Insights Fund     Insights Fund
                   ------------------ ------------------ ------------------ ------------------ ------------------ -----------------
ASSETS
Investments, at
 fair value        $          302,925 $           14,861 $          179,562 $           27,011 $           90,368 $          47,818
                   ------------------ ------------------ ------------------ ------------------ ------------------ -----------------
 Total assets      $          302,925 $           14,861 $          179,562 $           27,011 $           90,368 $          47,818
                   ================== ================== ================== ================== ================== =================
NET ASSETS
Accumulation units $          302,925 $           14,861 $          179,562 $           27,011 $           90,368 $          47,818
                   ------------------ ------------------ ------------------ ------------------ ------------------ -----------------
 Total net assets  $          302,925 $           14,861 $          179,562 $           27,011 $           90,368 $          47,818
                   ================== ================== ================== ================== ================== =================
FUND SHARE
 INFORMATION
Number of shares               17,280              2,393             13,855              2,112              7,043             2,836
                   ================== ================== ================== ================== ================== =================
Cost of
 investments       $          329,737 $           22,967 $          188,767 $           26,396 $           87,117 $          30,795
                   ================== ================== ================== ================== ================== =================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS (UNAUDITED)
SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                               Goldman Sachs     Goldman Sachs
                                 Variable          Variable           Invesco           Invesco          Invesco          Invesco
                             Insurance Trust    Insurance Trust        Funds             Funds            Funds            Funds
                                Sub-Account       Sub-Account       Sub-Account       Sub-Account      Sub-Account      Sub-Account
                             ----------------   ---------------   ---------------   ---------------   --------------   -------------
                                                 VIT Strategic                        Invesco V.I.
                                    VIT          International        Invesco          American        Invesco V.I.     Invesco V.I.
                             Strategic Growth       Equity         S&P 500 Index       Franchise      American Value     Comstock
                             ----------------   ---------------   ---------------   ---------------   --------------   -------------
ASSETS
Investments, at fair value   $         14,941   $         1,688   $     1,075,268   $     5,036,349   $      159,018   $     138,163
                             ----------------   ---------------   ---------------   ---------------   --------------   -------------
 Total assets                $         14,941   $         1,688   $     1,075,268   $     5,036,349   $      159,018   $     138,163
                             ================   ===============   ===============   ===============   ==============   =============
NET ASSETS
Accumulation units           $         14,941   $         1,688   $     1,075,268   $     5,036,349   $      159,018   $     138,163
                             ----------------   ---------------   ---------------   ---------------   --------------   -------------
 Total net assets            $         14,941   $         1,688   $     1,075,268   $     5,036,349   $      159,018   $     138,163
                             ================   ===============   ===============   ===============   ==============   =============
FUND SHARE INFORMATION
Number of shares                          956               186            69,372            96,704           10,058           8,239
                             ================   ===============   ===============   ===============   ==============   =============
Cost of investments          $         11,124   $         1,737   $       833,328   $     3,612,766   $      145,197   $     106,362
                             ================   ===============   ===============   ===============   ==============   =============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS (UNAUDITED)
SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                Invesco           Invesco          Invesco           Invesco           Invesco          Invesco
                                 Funds             Funds            Funds             Funds             Funds            Funds
                              Sub-Account       Sub-Account      Sub-Account       Sub-Account       Sub-Account      Sub-Account
                             ---------------  ---------------  ---------------  -----------------  ---------------  ---------------
                                                Invesco V.I.     Invesco V.I.                       Invesco V.I.      Invesco V.I.
                              Invesco V.I.      Diversified      Diversified      Invesco V.I.         Global         Government
                              Core Equity        Dividend          Income       Equity and Income    Core Equity      Securities
                             ---------------  ---------------  ---------------  -----------------  ---------------  ---------------
ASSETS
Investments, at fair value   $     4,451,181  $     2,002,927  $     1,865,292  $       5,350,191  $       538,927  $     2,300,884
                             ---------------  ---------------  ---------------  -----------------  ---------------  ---------------
 Total assets                $     4,451,181  $     2,002,927  $     1,865,292  $       5,350,191  $       538,927  $     2,300,884
                             ===============  ===============  ===============  =================  ===============  ===============
NET ASSETS
Accumulation units           $     4,451,181  $     2,002,927  $     1,865,292  $       5,350,191  $       538,927  $     2,300,884
                             ---------------  ---------------  ---------------  -----------------  ---------------  ---------------
 Total net assets            $     4,451,181  $     2,002,927  $     1,865,292  $       5,350,191  $       538,927  $     2,300,884
                             ===============  ===============  ===============  =================  ===============  ===============
FUND SHARE INFORMATION
Number of shares                     135,253           88,390          306,791            340,127           66,782          198,011
                             ===============  ===============  ===============  =================  ===============  ===============
Cost of investments          $     3,487,595  $     1,440,063  $     2,339,804  $       5,204,804  $       562,648  $     2,383,854
                             ===============  ===============  ===============  =================  ===============  ===============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS (UNAUDITED)
SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                Invesco          Invesco          Invesco          Invesco          Invesco          Invesco
                                 Funds            Funds            Funds            Funds            Funds            Funds
                              Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                            ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                               Invesco V.I.
                                              Invesco V.I.        Managed       Invesco V.I.     Invesco V.I.
                             Invesco V.I.     International     Volatility         Mid Cap          Mid Cap       Invesco V.I.
                              High Yield         Growth        Fund Series I     Core Equity        Growth        Money Market
                            ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments, at fair value  $       938,962  $       989,304  $       782,399  $       401,557  $       282,658  $     1,632,577
                            ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
 Total assets               $       938,962  $       989,304  $       782,399  $       401,557  $       282,658  $     1,632,577
                            ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units          $       938,962  $       989,304  $       782,399  $       401,557  $       282,658  $     1,632,577
                            ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
 Total net assets           $       938,962  $       989,304  $       782,399  $       401,557  $       282,658  $     1,632,577
                            ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                    184,110           31,140           70,614           33,269           54,992        1,632,577
                            ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments         $     1,020,723  $       720,694  $       965,998  $       389,029  $       225,624  $     1,632,630
                            ===============  ===============  ===============  ===============  ===============  ===============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS (UNAUDITED)
SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                Invesco          Invesco       MFS Variable     MFS Variable     MFS Variable     MFS Variable
                                 Funds            Funds       Insurance Trust  Insurance Trust  Insurance Trust  Insurance Trust
                              Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                            ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                               Invesco V.I.
                              Invesco V.I.         Value           MFS          MFS Investors       MFS New
                               Technology       Opportunity       Growth            Trust          Discovery      MFS Research
                            ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments, at fair value  $       156,250  $       655,850  $     1,018,033  $       155,027  $        36,396  $        40,842
                            ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
 Total assets               $       156,250  $       655,850  $     1,018,033  $       155,027  $        36,396  $        40,842
                            ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units          $       156,250  $       655,850  $     1,018,033  $       155,027  $        36,396  $        40,842
                            ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
 Total net assets           $       156,250  $       655,850  $     1,018,033  $       155,027  $        36,396  $        40,842
                            ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      9,197           85,175           27,544            6,145            2,402            1,624
                            ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments         $       122,142  $       669,339  $       812,377  $       117,120  $        37,131  $        26,223
                            ===============  ===============  ===============  ===============  ===============  ===============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS (UNAUDITED)
SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                              Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley    Morgan Stanley
                                                 Variable         Variable         Variable         Variable          Variable
                             MFS Variable       Investment       Investment       Investment       Investment        Investment
                            Insurance Trust       Series           Series           Series           Series            Series
                              Sub-Account       Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account
                            ---------------  ---------------  ---------------  ---------------  ---------------  ------------------
                                                                                                                 Morgan Stanley VIS
                                                                                                                       Global
                                                  Capital         European         Limited                        Infrastructure
                             MFS Utilities        Growth           Growth         Duration       Money Market    Portfolio Class X
                            ---------------  ---------------  ---------------  ---------------  ---------------  ------------------
ASSETS
Investments, at fair value  $       168,344  $     2,501,066  $       314,059  $       349,768  $       833,184  $          533,852
                            ---------------  ---------------  ---------------  ---------------  ---------------  ------------------
 Total assets               $       168,344  $     2,501,066  $       314,059  $       349,768  $       833,184  $          533,852
                            ===============  ===============  ===============  ===============  ===============  ==================
NET ASSETS
Accumulation units          $       168,344  $     2,501,066  $       314,059  $       349,768  $       833,184  $          533,852
                            ---------------  ---------------  ---------------  ---------------  ---------------  ------------------
 Total net assets           $       168,344  $     2,501,066  $       314,059  $       349,768  $       833,184  $          533,852
                            ===============  ===============  ===============  ===============  ===============  ==================
FUND SHARE INFORMATION
Number of shares                      6,445           53,419           19,422           47,138          833,184              74,769
                            ===============  ===============  ===============  ===============  ===============  ==================
Cost of investments         $       147,643  $     2,141,033  $       377,745  $       379,638  $       833,215  $          786,339
                            ===============  ===============  ===============  ===============  ===============  ==================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS (UNAUDITED)
SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                             Morgan Stanley
                                Variable       Oppenheimer       Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer
                               Investment       Variable          Variable         Variable         Variable         Variable
                                 Series       Account Funds    Account Funds    Account Funds     Account Funds    Account Funds
                               Sub-Account     Sub-Account       Sub-Account      Sub-Account      Sub-Account      Sub-Account
                            ---------------  ---------------  ---------------  ---------------  ----------------  ---------------
                                               Oppenheimer       Oppenheimer                       Oppenheimer
                                 Quality         Capital          Discovery      Oppenheimer         Global         Oppenheimer
                               Income Plus    Appreciation     MidCap Growth       Global       Strategic Income    Main Street
                            ---------------  ---------------  ---------------  ---------------  ----------------  ---------------
ASSETS
Investments, at fair value  $     1,602,882  $       303,621  $       142,158  $       277,737  $        645,623  $       575,896
                            ---------------  ---------------  ---------------  ---------------  ----------------  ---------------
 Total assets               $     1,602,882  $       303,621  $       142,158  $       277,737  $        645,623  $       575,896
                            ===============  ===============  ===============  ===============  ================  ===============
NET ASSETS
Accumulation units          $     1,602,882  $       303,621  $       142,158  $       277,737  $        645,623  $       575,896
                            ---------------  ---------------  ---------------  ---------------  ----------------  ---------------
 Total net assets           $     1,602,882  $       303,621  $       142,158  $       277,737  $        645,623  $       575,896
                            ===============  ===============  ===============  ===============  ================  ===============
FUND SHARE INFORMATION
Number of shares                    142,987            5,931            1,927            7,711           130,958           21,057
                            ===============  ===============  ===============  ===============  ================  ===============
Cost of investments         $     1,554,080  $       226,974  $        81,862  $       204,122  $        652,176  $       437,619
                            ===============  ===============  ===============  ===============  ================  ===============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS (UNAUDITED)
SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                             Putnam Variable  Putnam Variable  Putnam Variable   Putnam Variable   Putnam Variable  Putnam Variable
                                  Trust            Trust             Trust            Trust             Trust            Trust
                               Sub-Account      Sub-Account       Sub-Account      Sub-Account       Sub-Account      Sub-Account
                            ----------------  ---------------  ----------------  ---------------  ----------------  ---------------
                                                 VT Global       VT Growth and      VT Growth     VT International
                            VT Equity Income    Health Care         Income        Opportunities        Equity         VT Research
                            ----------------  ---------------  ----------------  ---------------  ----------------  ---------------
ASSETS
Investments, at fair value  $         68,446  $        45,913  $        100,584  $        38,181  $         42,864  $        41,913
                            ----------------  ---------------  ----------------  ---------------  ----------------  ---------------
 Total assets               $         68,446  $        45,913  $        100,584  $        38,181  $         42,864  $        41,913
                            ================  ===============  ================  ===============  ================  ===============
NET ASSETS
Accumulation units          $         68,446  $        45,913  $        100,584  $        38,181  $         42,864  $        41,913
                            ----------------  ---------------  ----------------  ---------------  ----------------  ---------------
 Total net assets           $         68,446  $        45,913  $        100,584  $        38,181  $         42,864  $        41,913
                            ================  ===============  ================  ===============  ================  ===============
FUND SHARE INFORMATION
Number of shares                       3,303            2,470             4,415            5,071             3,359            2,205
                            ================  ===============  ================  ===============  ================  ===============
Cost of investments         $         35,887  $        31,030  $         90,817  $        26,127  $         44,732  $        24,468
                            ================  ===============  ================  ===============  ================  ===============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS (UNAUDITED)
SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                 The Universal        The Universal        The Universal         The Universal       The Universal
                                 Institutional        Institutional        Institutional         Institutional       Institutional
                                  Funds, Inc.          Funds, Inc.          Funds, Inc.           Funds, Inc.         Funds, Inc.
                                  Sub-Account          Sub-Account          Sub-Account           Sub-Account         Sub-Account
                             --------------------  ------------------  ---------------------  ------------------  ------------------
                                Morgan Stanley     Morgan Stanley UIF   Morgan Stanley UIF                        Morgan Stanley UIF
                                 UIF Core Plus          Emerging       Global Tactical Asset  Morgan Stanley UIF       U.S. Real
                             Fixed Income Class I    Markets Class 1    Allocation Class I      Growth Class 1      Estate Class I
                             --------------------  ------------------  ---------------------  ------------------  ------------------
ASSETS
Investments, at fair value   $            421,511  $          142,138  $           1,301,092  $          601,781  $          195,082
                             --------------------  ------------------  ---------------------  ------------------  ------------------
 Total assets                $            421,511  $          142,138  $           1,301,092  $          601,781  $          195,082
                             ====================  ==================  =====================  ==================  ==================
NET ASSETS
Accumulation units           $            421,511  $          142,138  $           1,301,092  $          601,781  $          195,082
                             --------------------  ------------------  ---------------------  ------------------  ------------------
 Total net assets            $            421,511  $          142,138  $           1,301,092  $          601,781  $          195,082
                             ====================  ==================  =====================  ==================  ==================
FUND SHARE INFORMATION
Number of shares                           41,003              11,398                141,270              21,995              10,257
                             ====================  ==================  =====================  ==================  ==================
Cost of investments          $            440,781  $          152,550  $           1,436,840  $          432,934  $          161,225
                             ====================  ==================  =====================  ==================  ==================


These unaudited interim financials should be read in conjunction with the December 31, 2014 audited financials included with the prospectus.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented. All such adjustments are of a normal recurring nature.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                            American          American            Dreyfus
                        Century Variable  Century Variable  Socially Responsible  Dreyfus Stock  Dreyfus Variable  Dreyfus Variable
                        Portfolios, Inc.  Portfolios, Inc.   Growth Fund, Inc.      Index Fund   Investment Fund    Investment Fund
                          Sub-Account       Sub-Account         Sub-Account        Sub-Account     Sub-Account        Sub-Account
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
                                                                  Dreyfus
                            American          American            Socially
                            Century           Century           Responsible       Dreyfus Stock    VIF Growth &        VIF Money
                          VP Balanced     VP International      Growth Fund         Index Fund        Income             Market
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
NET INVESTMENT INCOME
 (LOSS)
Dividends               $          3,686  $            928  $              2,758  $      24,966  $          1,749  $              -
Charges from Allstate
 Life Insurance
 Company:
 Mortality and expense
  risk                            (1,797)           (1,717)               (1,820)       (12,874)           (2,186)           (5,331)
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
 Net investment income
  (loss)                           1,889              (789)                  938         12,092              (437)           (5,331)
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales              48,217             3,521                10,387        224,516           113,670           113,884
 Cost of investments
  sold                            45,931             3,239                 9,191        159,739            79,034           113,884
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
  Realized
   gains (losses) on
   fund shares                     2,286               282                 1,196         64,777            34,636                 -
Realized gain
 distributions                    26,867                 -                34,599         54,306            30,829                 -
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
 Net realized
  gains (losses)                  29,153               282                35,795        119,083            65,465                 -
Change in unrealized
 gains (losses)                  (44,488)           (7,466)              (59,924)      (239,149)          (80,652)                -
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
 Net realized and
  change in unrealized
  gains (losses) on
  investments                    (15,335)           (7,184)              (24,129)      (120,066)          (15,187)                -
                        ----------------  ----------------  --------------------  -------------  ----------------  ----------------
INCREASE (DECREASE)
 IN NET ASSETS FROM
 OPERATIONS             $        (13,446) $         (7,973) $            (23,191) $    (107,974) $        (15,624) $         (5,331)
                        ================  ================  ====================  =============  ================  ================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                       Franklin
                                         Fidelity        Fidelity        Fidelity       Fidelity      Fidelity         Templeton
                                         Variable        Variable        Variable       Variable      Variable         Variable
                                         Insurance       Insurance      Insurance       Insurance     Insurance        Insurance
                                       Products Fund   Products Fund  Products Fund  Products Fund  Products Fund   Products Trust
                                        Sub-Account     Sub-Account    Sub-Account    Sub-Account    Sub-Account      Sub-Account
                                      --------------  --------------  -------------  -------------  -------------  ----------------
                                                                                                                       Franklin
                                         VIP Asset                         VIP                        VIP High       Mutual Shares
                                      Manager Growth  VIP Contrafund  Equity-Income   VIP Growth       Income      VIP Fund Class 2
                                      --------------  --------------  -------------  -------------  -------------  ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                             $           20  $          242  $         715  $           -  $         892  $         20,381
Charges from Allstate Life Insurance
 Company:
 Mortality and expense risk                     (875)        (10,051)        (5,336)        (5,199)        (2,356)           (4,526)
                                      --------------  --------------  -------------  -------------  -------------  ----------------
 Net investment income (loss)                   (855)         (9,809)        (4,621)        (5,199)        (1,464)           15,855
                                      --------------  --------------  -------------  -------------  -------------  ----------------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
 shares:
 Proceeds from sales                           2,582         108,522        199,193         40,694         44,091            28,609
 Cost of investments sold                      1,649          77,380        185,002         24,968         46,723            19,770
                                      --------------  --------------  -------------  -------------  -------------  ----------------
  Realized gains (losses) on fund
   shares                                        933          31,142         14,191         15,726         (2,632)            8,839
Realized gain distributions                        -         121,996         73,337         23,060              -            44,968
                                      --------------  --------------  -------------  -------------  -------------  ----------------
 Net realized gains (losses)                     933         153,138         87,528         38,786         (2,632)           53,807
Change in unrealized gains (losses)           (5,444)       (233,374)      (144,571)       (46,742)           250          (125,416)
                                      --------------  --------------  -------------  -------------  -------------  ----------------
 Net realized and change in
  unrealized gains (losses) on
  investments                                 (4,511)        (80,236)       (57,043)        (7,956)        (2,382)          (71,609)
                                      --------------  --------------  -------------  -------------  -------------  ----------------
INCREASE (DECREASE)IN NET ASSETS FROM
 OPERATIONS                           $       (5,366) $      (90,045) $     (61,664) $     (13,155) $      (3,846) $        (55,754)
                                      ==============  ==============  =============  =============  =============  ================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                 Franklin Templeton  Franklin Templeton  Franklin Templeton  Franklin Templeton   Goldman Sachs     Goldman Sachs
                 Variable Insurance  Variable Insurance  Variable Insurance  Variable Insurance      Variable          Variable
                   Products Trust      Products Trust      Products Trust      Products Trust    Insurance Trust   Insurance Trust
                    Sub-Account         Sub-Account         Sub-Account         Sub-Account        Sub-Account       Sub-Account
                 ------------------  ------------------  ------------------  ------------------  ----------------  ---------------
                      Franklin           Templeton                                                Goldman Sachs
                   Small-Mid Cap         Developing          Templeton           Templeton             VIT          Goldman Sachs
                     Growth VIP           Markets           Foreign VIP            Growth        Small Cap Equity  VIT U.S. Equity
                    Fund Class 2      VIP Fund Class 2      Fund Class 2      VIP Fund Class 2    Insights Fund     Insights Fund
                 ------------------  ------------------  ------------------  ------------------  ----------------  ---------------
NET INVESTMENT
 INCOME (LOSS)
Dividends        $                -  $              330  $            6,374  $              774  $              -  $             -
Charges from
 Allstate Life
 Insurance
 Company:
 Mortality and
  expense risk               (2,555)               (114)             (1,360)               (205)             (672)            (360)
                 ------------------  ------------------  ------------------  ------------------  ----------------  ---------------
 Net investment
  income (loss)              (2,555)                216               5,014                 569              (672)            (360)
                 ------------------  ------------------  ------------------  ------------------  ----------------  ---------------
NET REALIZED
 AND UNREALIZED
 GAINS (LOSSES)
 ON INVESTMENTS
Realized gains
 (losses) on
 fund shares:
 Proceeds from
  sales                     113,902                 229               4,420                 535             1,678            2,480
 Cost of
  investments
  sold                       85,099                 275               3,848                 451             1,482            1,572
                 ------------------  ------------------  ------------------  ------------------  ----------------  ---------------
  Realized gains
   (losses) on
   fund shares               28,803                 (46)                572                  84               196              908
Realized gain
 distributions               78,208               2,102               6,510                   -                 -                -
                 ------------------  ------------------  ------------------  ------------------  ----------------  ---------------
 Net realized
  gains (losses)            107,011               2,056               7,082                  84               196              908
Change in
 unrealized
 gains (losses)            (109,588)             (6,178)            (29,374)             (3,919)           (6,075)          (4,627)
                 ------------------  ------------------  ------------------  ------------------  ----------------  ---------------
 Net realized
  and change in
  unrealized
  gains (losses)
  on investments             (2,577)             (4,122)            (22,292)             (3,835)           (5,879)          (3,719)
                 ------------------  ------------------  ------------------  ------------------  ----------------  ---------------
INCREASE
 (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS      $           (5,132) $           (3,906) $          (17,278) $           (3,266) $         (6,551) $        (4,079)
                 ==================  ==================  ==================  ==================  ================  ===============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                         Goldman Sachs     Goldman Sachs
                                            Variable          Variable        Invesco       Invesco         Invesco       Invesco
                                        Insurance Trust   Insurance Trust      Funds         Funds           Funds         Funds
                                          Sub-Account       Sub-Account     Sub-Account   Sub-Account     Sub-Account   Sub-Account
                                        ----------------  ---------------  -------------  ------------  --------------  -----------
                                                           VIT Strategic                  Invesco V.I.
                                              VIT          International      Invesco       American     Invesco V.I.   Invesco V.I.
                                        Strategic Growth      Equity       S&P 500 Index   Franchise    American Value    Comstock
                                        ----------------  ---------------  -------------  ------------  --------------  -----------
NET INVESTMENT INCOME (LOSS)
Dividends                               $              -  $             -  $      20,552  $          -  $          535  $     2,987
Charges from Allstate Life
 Insurance Company:
 Mortality and expense risk                         (108)             (13)        (8,622)      (38,316)         (1,362)      (1,356)
                                        ----------------  ---------------  -------------  ------------  --------------  -----------
 Net investment income (loss)                       (108)             (13)        11,930       (38,316)           (827)       1,631
                                        ----------------  ---------------  -------------  ------------  --------------  -----------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
 Proceeds from sales                                 201               27        199,466       504,347          46,723      116,524
 Cost of investments sold                            141               26        124,491       335,711          32,448       76,009
                                        ----------------  ---------------  -------------  ------------  --------------  -----------
  Realized gains (losses)
   on fund shares                                     60                1         74,975       168,636          14,275       40,515
Realized gain distributions                            -                -        102,723        29,494          21,050          423
                                        ----------------  ---------------  -------------  ------------  --------------  -----------
 Net realized gains (losses)                          60                1        177,698       198,130          35,325       40,938
Change in unrealized gains (losses)                 (561)             (34)      (261,524)     (432,679)        (49,380)     (56,887)
                                        ----------------  ---------------  -------------  ------------  --------------  -----------
 Net realized and change in unrealized
  gains (losses) on investments                     (501)             (33)       (83,826)     (234,549)        (14,055)     (15,949)
                                        ----------------  ---------------  -------------  ------------  --------------  -----------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                        $           (609) $           (46) $     (71,896) $   (272,865) $      (14,882) $   (14,318)
                                        ================  ===============  =============  ============  ==============  ===========

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                              Invesco       Invesco       Invesco          Invesco         Invesco       Invesco
                                               Funds         Funds         Funds            Funds           Funds         Funds
                                            Sub-Account   Sub-Account   Sub-Account      Sub-Account     Sub-Account   Sub-Account
                                            ------------  ------------  ------------  -----------------  ------------  ------------
                                                          Invesco V.I.  Invesco V.I.                     Invesco V.I.  Invesco V.I.
                                            Invesco V.I.  Diversified   Diversified      Invesco V.I.      Global      Government
                                            Core Equity     Dividend       Income     Equity and Income  Core Equity   Securities
                                            ------------  ------------  ------------  -----------------  ------------  ------------
NET INVESTMENT INCOME (LOSS)
Dividends                                   $     54,912  $     35,367  $     87,295  $         147,446  $      7,919  $     50,813
Charges from Allstate Life Insurance
 Company:
 Mortality and expense risk                      (34,104)      (14,781)      (13,183)           (39,647)       (4,268)      (16,534)
                                            ------------  ------------  ------------  -----------------  ------------  ------------
 Net investment income (loss)                     20,808        20,586        74,112            107,799         3,651        34,279
                                            ------------  ------------  ------------  -----------------  ------------  ------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS
Realized gains (losses) on fund shares:
 Proceeds from sales                             512,041       331,967       149,383            400,829        79,920       332,070
 Cost of investments sold                        310,439       228,204       177,096            318,953        70,611       337,802
                                            ------------  ------------  ------------  -----------------  ------------  ------------
  Realized gains (losses) on fund shares         201,602       103,763       (27,713)            81,876         9,309        (5,732)
Realized gain distributions                      502,173             -             -            511,042        20,471             -
                                            ------------  ------------  ------------  -----------------  ------------  ------------
 Net realized gains (losses)                     703,775       103,763       (27,713)           592,918        29,780        (5,732)
Change in unrealized gains (losses)           (1,165,295)     (146,978)      (61,188)        (1,035,107)      (60,112)      (15,037)
                                            ------------  ------------  ------------  -----------------  ------------  ------------
 Net realized and change in unrealized
  gains (losses) on investments                 (461,520)      (43,215)      (88,901)          (442,189)      (30,332)      (20,769)
                                            ------------  ------------  ------------  -----------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS                                 $   (440,712) $    (22,629) $    (14,789) $        (334,390) $    (26,681) $     13,510
                                            ============  ============  ============  =================  ============  ============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                               Invesco       Invesco        Invesco        Invesco       Invesco       Invesco
                                                Funds         Funds          Funds          Funds         Funds         Funds
                                             Sub-Account   Sub-Account    Sub-Account    Sub-Account   Sub-Account   Sub-Account
                                            ------------  -------------  -------------  ------------  ------------  ------------
                                                                         Invesco V.I.
                                                          Invesco V.I.      Managed     Invesco V.I.  Invesco V.I.
                                            Invesco V.I.  International   Volatility       Mid Cap       Mid Cap    Invesco V.I.
                                             High Yield      Growth      Fund Series I   Core Equity     Growth     Money Market
                                            ------------  -------------  -------------  ------------  ------------  ------------
NET INVESTMENT INCOME (LOSS)
Dividends                                   $     56,664  $      16,357  $      11,821  $      1,483  $          -  $        145
Charges from Allstate Life Insurance
 Company:
 Mortality and expense risk                       (7,463)        (7,836)        (5,749)       (2,932)       (2,415)      (11,689)
                                            ------------  -------------  -------------  ------------  ------------  ------------
 Net investment income (loss)                     49,201          8,521          6,072        (1,449)       (2,415)      (11,544)
                                            ------------  -------------  -------------  ------------  ------------  ------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS
Realized gains (losses) on fund shares:
 Proceeds from sales                             185,600        147,046         48,910        11,049        57,921       158,597
 Cost of investments sold                        190,688         92,276         40,740         9,033        40,226       158,561
                                            ------------  -------------  -------------  ------------  ------------  ------------
  Realized gains (losses) on fund shares          (5,088)        54,770          8,170         2,016        17,695            36
Realized gain distributions                            -              -        294,607        39,822        23,863             -
                                            ------------  -------------  -------------  ------------  ------------  ------------
 Net realized gains (losses)                      (5,088)        54,770        302,777        41,838        41,558            36
Change in unrealized gains (losses)              (72,463)      (144,304)      (354,572)      (61,763)      (50,670)          (53)
                                            ------------  -------------  -------------  ------------  ------------  ------------
 Net realized and change in unrealized
  gains (losses) on investments                  (77,551)       (89,534)       (51,795)      (19,925)       (9,112)          (17)
                                            ------------  -------------  -------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS                                 $    (28,350) $     (81,013) $     (45,723) $    (21,374) $    (11,527) $    (11,561)
                                            ============  =============  =============  ============  ============  ============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                        Invesco       Invesco     MFS Variable     MFS Variable     MFS Variable     MFS Variable
                                         Funds         Funds     Insurance Trust  Insurance Trust  Insurance Trust  Insurance Trust
                                      Sub-Account   Sub-Account    Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                     ------------  ------------  ---------------  ---------------  ---------------  ---------------
                                                   Invesco V.I.
                                     Invesco V.I.      Value           MFS         MFS Investors       MFS New
                                      Technology    Opportunity      Growth            Trust          Discovery      MFS Research
                                     ------------  ------------  ---------------  ---------------  ---------------  ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $          -  $     19,500  $         1,698  $         1,526  $             -  $           322
Charges from Allstate Life
 Insurance Company:
 Mortality and expense risk                (1,228)       (4,978)          (7,437)          (1,121)            (272)            (574)
                                     ------------  ------------  ---------------  ---------------  ---------------  ---------------
 Net investment income (loss)              (1,228)       14,522           (5,739)             405             (272)            (252)
                                     ------------  ------------  ---------------  ---------------  ---------------  ---------------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
 shares:
 Proceeds from sales                       29,434        13,081           69,073            3,046           10,728           99,183
 Cost of investments sold                  18,665        10,656           48,717            1,835           10,458           50,400
                                     ------------  ------------  ---------------  ---------------  ---------------  ---------------
  Realized gains (losses) on fund
   shares                                  10,769         2,425           20,356            1,211              270           48,783
Realized gain distributions                17,284        54,735           59,087           17,945            1,222            3,325
                                     ------------  ------------  ---------------  ---------------  ---------------  ---------------
 Net realized gains (losses)               28,053        57,160           79,443           19,156            1,492           52,108
Change in unrealized gains (losses)       (33,348)     (164,434)         (88,930)         (28,579)          (3,340)         (51,452)
                                     ------------  ------------  ---------------  ---------------  ---------------  ---------------
 Net realized and change in
  unrealized gains (losses) on
  investments                              (5,295)     (107,274)          (9,487)          (9,423)          (1,848)             656
                                     ------------  ------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                     $     (6,523) $    (92,752) $       (15,226) $        (9,018) $        (2,120) $           404
                                     ============  ============  ===============  ===============  ===============  ===============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                                 Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley    Morgan Stanley
                                                    Variable         Variable        Variable        Variable         Variable
                                 MFS Variable      Investment      Investment      Investment      Investment        Investment
                                Insurance Trust      Series          Series          Series          Series           Series
                                  Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account       Sub-Account
                                ---------------  --------------  --------------  --------------  --------------  ------------------
                                                                                                                 Morgan Stanley VIS
                                                                                                                       Global
                                                    Capital         European        Limited                        Infrastructure
                                 MFS Utilities       Growth          Growth         Duration      Money Market   Portfolio Class X
                                ---------------  --------------  --------------  --------------  --------------  ------------------
NET INVESTMENT INCOME (LOSS)
Dividends                       $         7,861  $            -  $       17,481  $        4,621  $           58  $           10,481
Charges from Allstate Life
 Insurance Company:
 Mortality and expense risk              (1,332)        (19,694)         (2,535)         (2,477)         (5,254)             (4,163)
                                ---------------  --------------  --------------  --------------  --------------  ------------------
 Net investment income (loss)             6,529         (19,694)         14,946           2,144          (5,196)              6,318
                                ---------------  --------------  --------------  --------------  --------------  ------------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on
 fund shares:
 Proceeds from sales                     13,212         518,379          53,762          33,146          25,549              61,277
 Cost of investments sold                 8,466         368,001          54,648          35,520          25,519              71,084
                                ---------------  --------------  --------------  --------------  --------------  ------------------
  Realized gains (losses)
   on fund shares                         4,746         150,378            (886)         (2,374)             30              (9,807)
Realized gain distributions              12,982         500,225               -               -               -              61,430
                                ---------------  --------------  --------------  --------------  --------------  ------------------
 Net realized gains (losses)             17,728         650,603            (886)         (2,374)             30              51,623
Change in unrealized gains
 (losses)                               (49,553)       (590,938)        (28,870)           (747)            (29)           (141,562)
                                ---------------  --------------  --------------  --------------  --------------  ------------------
 Net realized and change in
  unrealized gains (losses) on
  investments                           (31,825)         59,665         (29,756)         (3,121)              1             (89,939)
                                ---------------  --------------  --------------  --------------  --------------  ------------------
INCREASE (DECREASE) IN NET
 ASSETS FROM OPERATIONS         $       (25,296) $       39,971  $      (14,810) $         (977) $       (5,195) $          (83,621)
                                ===============  ==============  ==============  ==============  ==============  ==================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                  Morgan Stanley
                                     Variable      Oppenheimer    Oppenheimer    Oppenheimer     Oppenheimer      Oppenheimer
                                    Investment      Variable       Variable       Variable        Variable         Variable
                                      Series      Account Funds  Account Funds  Account Funds   Account Funds    Account Funds
                                   Sub-Account     Sub-Account    Sub-Account    Sub-Account     Sub-Account      Sub-Account
                                  --------------  -------------  -------------  -------------  ----------------  -------------
                                                   Oppenheimer    Oppenheimer                    Oppenheimer
                                     Quality         Capital       Discovery     Oppenheimer       Global         Oppenheimer
                                   Income Plus    Appreciation   MidCap Growth     Global      Strategic Income   Main Street
                                  --------------  -------------  -------------  -------------  ----------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                         $       67,524  $         304  $           -  $       3,908  $         38,591  $       5,657
Charges from Allstate Life
 Insurance Company:
 Mortality and expense risk              (12,321)        (2,382)        (1,011)        (2,215)           (4,623)        (4,147)
                                  --------------  -------------  -------------  -------------  ----------------  -------------
 Net investment income (loss)             55,203         (2,078)        (1,011)         1,693            33,968          1,510
                                  --------------  -------------  -------------  -------------  ----------------  -------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
 shares:
 Proceeds from sales                     288,238         51,352          2,194         63,326            55,022         27,790
 Cost of investments sold                266,987         26,565          1,083         37,644            50,520         16,412
                                  --------------  -------------  -------------  -------------  ----------------  -------------
  Realized gains (losses)
   on fund shares                         21,251         24,787          1,111         25,682             4,502         11,378
Realized gain distributions                1,061         58,222         13,192         19,484                 -         92,375
                                  --------------  -------------  -------------  -------------  ----------------  -------------
 Net realized gains (losses)              22,312         83,009         14,303         45,166             4,502        103,753
Change in unrealized gains
 (losses)                               (114,592)       (95,340)       (10,874)       (48,355)          (49,973)      (129,255)
                                  --------------  -------------  -------------  -------------  ----------------  -------------
 Net realized and change in
  unrealized gains (losses) on
  investments                            (92,280)       (12,331)         3,429         (3,189)          (45,471)       (25,502)
                                  --------------  -------------  -------------  -------------  ----------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS FROM OPERATIONS           $      (37,077) $     (14,409) $       2,418  $      (1,496) $        (11,503) $     (23,992)
                                  --------------  -------------  -------------  -------------  ----------------  -------------

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                         Putnam Variable   Putnam Variable   Putnam Variable   Putnam Variable   Putnam Variable   Putnam Variable
                              Trust             Trust             Trust             Trust             Trust             Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                              VT Global       VT Growth and       VT Growth      VT International
                         VT Equity Income    Health Care          Income        Opportunities         Equity         VT Research
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET INVESTMENT INCOME
 (LOSS)
Dividends                $          1,180  $              -  $          2,658  $            139  $            538  $            575
Charges from Allstate
 Life Insurance
 Company:
 Mortality and expense
  risk                               (501)             (342)             (861)             (283)             (316)             (311)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net investment income
  (loss)                              679              (342)            1,797              (144)              222               264
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON
 INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales                1,779               983            38,745             1,299             1,346             1,408
 Cost of investments
  sold                                849               577            30,418               787             1,276               744
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Realized gains
   (losses) on fund
   shares                             930               406             8,327               512                70               664
Realized gain
 distributions                          -             3,903                 -             5,926                 -                 -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized gains
  (losses)                            930             4,309             8,327             6,438                70               664
Change in unrealized
 gains (losses)                    (7,089)           (4,346)          (22,963)           (8,716)           (1,483)           (4,412)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
 Net realized and
  change in unrealized
  gains (losses) on
  investments                      (6,159)              (37)          (14,636)           (2,278)           (1,413)           (3,748)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $         (5,480) $           (379) $        (12,839) $         (2,422) $         (1,191) $         (3,484)
                         ================  ================  ================  ================  ================  ================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
---------------------------------------------------------------------------------------------------------------------------

                           The Universal       The Universal       The Universal       The Universal       The Universal
                           Institutional       Institutional       Institutional       Institutional       Institutional
                            Funds, Inc.         Funds, Inc.         Funds, Inc.         Funds, Inc.         Funds, Inc.
                            Sub-Account         Sub-Account         Sub-Account         Sub-Account         Sub-Account
                         ------------------  ------------------  ------------------  ------------------  ------------------
                           Morgan Stanley      Morgan Stanley      Morgan Stanley                          Morgan Stanley
                           UIF Core Plus        UIF Emerging         UIF Global        Morgan Stanley         UIF U.S.
                            Fixed Income          Markets          Tactical Asset        UIF Growth         Real Estate
                              Class I             Class 1        Allocation Class I       Class 1             Class I
                         ------------------  ------------------  ------------------  ------------------  ------------------
NET INVESTMENT INCOME
 (LOSS)
Dividends                $           14,373  $            1,276  $           23,053  $                -  $            4,221
Charges from Allstate
 Life Insurance
 Company:
 Mortality and expense
  risk                               (3,038)             (1,149)             (9,687)             (4,808)             (2,152)
                         ------------------  ------------------  ------------------  ------------------  ------------------
 Net investment income
  (loss)                             11,335                 127              13,366              (4,808)              2,069
                         ------------------  ------------------  ------------------  ------------------  ------------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON
 INVESTMENTS
Realized gains (losses)
 on fund shares:
 Proceeds from sales                 80,707              22,880              68,226              98,407             139,408
 Cost of investments
  sold                               80,566              20,687              67,652              65,243             122,792
                         ------------------  ------------------  ------------------  ------------------  ------------------
  Realized gains
   (losses) on fund
   shares                               141               2,193                 574              33,164              16,616
Realized gain
 distributions                            -                   -              10,825              96,099                   -
                         ------------------  ------------------  ------------------  ------------------  ------------------
 Net realized gains
  (losses)                              141               2,193              11,399             129,263              16,616
Change in unrealized
 gains (losses)                     (15,220)            (18,211)           (150,452)           (106,209)            (43,046)
                         ------------------  ------------------  ------------------  ------------------  ------------------
 Net realized and
  change in unrealized
  gains (losses) on
  investments                       (15,079)            (16,018)           (139,053)             23,054             (26,430)
                         ------------------  ------------------  ------------------  ------------------  ------------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS              $           (3,744) $          (15,891) $         (125,687) $           18,246  $          (24,361)
                         ==================  ==================  ==================  ==================  ==================


These unaudited interim financials should be read in conjunction with the December 31, 2014 audited financials included with the prospectus.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented. All such adjustments are of a normal recurring nature.

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                             American          American          Dreyfus
                              Century          Century           Socially
                             Variable          Variable        Responsible      Dreyfus Stock    Dreyfus Variable  Dreyfus Variable
                         Portfolios, Inc.  Portfolios, Inc.    Growth Fund,       Index Fund     Investment Fund   Investment Fund
                           Sub-Account       Sub-Account     Inc. Sub-Account    Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                                 Dreyfus
                             American          American          Socially
                             Century          Century VP       Responsible      Dreyfus Stock      VIF Growth &       VIF Money
                           VP Balanced      International      Growth Fund        Index Fund          Income            Market
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
Net investment income
 (loss)                  $          1,889  $           (789) $            938  $         12,092  $           (437) $         (5,331)
Net realized gains
 (losses)                          29,153               282            35,795           119,083            65,465                 -
Change in unrealized
 gains (losses)                   (44,488)           (7,466)          (59,924)         (239,149)          (80,652)                -
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from
 operations                       (13,446)           (7,973)          (23,191)         (107,974)          (15,624)           (5,331)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM POLICY
 TRANSACTIONS
Deposits                                -                 -                 -                 -                 -                 -
Benefit payments                  (44,665)                -                 -          (168,188)          (50,088)         (103,378)
Payments on termination                 -                 -            (6,652)          (30,460)           (9,219)                -
Policy maintenance
 charge                            (1,830)           (1,807)           (1,870)          (11,724)           (2,321)           (5,592)
Transfers among the
 sub-accounts and with
 the Fixed Account - net               73                 -               114            (1,267)          (49,857)           80,075
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from policy
 transactions                     (46,422)           (1,807)           (8,408)         (211,639)         (111,485)          (28,895)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS                       (59,868)           (9,780)          (31,599)         (319,613)         (127,109)          (34,226)
NET ASSETS AT BEGINNING
 OF PERIOD                        291,882           244,735           272,013         2,016,279           392,215           872,095
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET ASSETS AT END OF
 PERIOD                  $        232,014  $        234,955  $        240,414  $      1,696,666  $        265,106  $        837,869
                         ================  ================  ================  ================  ================  ================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                       Franklin
                             Fidelity          Fidelity          Fidelity          Fidelity          Fidelity         Templeton
                             Variable          Variable          Variable          Variable          Variable          Variable
                            Insurance         Insurance         Insurance         Insurance         Insurance         Insurance
                          Products Fund     Products Fund     Products Fund     Products Fund     Products Fund     Products Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                                                                                   Franklin Mutual
                            VIP Asset            VIP               VIP                               VIP High         Shares VIP
                          Manager Growth      Contrafund      Equity-Income       VIP Growth          Income         Fund Class 2
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
Net investment income
 (loss)                  $           (855) $         (9,809) $         (4,621) $         (5,199) $         (1,464) $         15,855
Net realized gains
 (losses)                             933           153,138            87,528            38,786            (2,632)           53,807
Change in unrealized
 gains (losses)                    (5,444)         (233,374)         (144,571)          (46,742)              250          (125,416)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from
 operations                        (5,366)          (90,045)          (61,664)          (13,155)           (3,846)          (55,754)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM POLICY
 TRANSACTIONS
Deposits                                -                 -                 -                 -                 -                 -
Benefit payments                        -           (64,581)         (120,996)           (6,621)          (30,729)           (3,496)
Payments on termination              (386)          (21,931)          (19,308)          (18,389)           (7,822)          (15,920)
Policy maintenance
 charge                              (905)          (10,024)           (5,524)           (5,430)           (2,511)           (4,530)
Transfers among the
 sub-accounts and with
 the Fixed Account - net             (232)           (1,028)          (45,729)           (4,602)              693             2,008
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from policy
 transactions                      (1,523)          (97,564)         (191,557)          (35,042)          (40,369)          (21,938)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS                        (6,889)         (187,609)         (253,221)          (48,197)          (44,215)          (77,692)
NET ASSETS AT BEGINNING
 OF PERIOD                        126,620         1,530,387           914,473           756,588           358,428           679,465
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET ASSETS AT END OF
 PERIOD                  $        119,731  $      1,342,778  $        661,252  $        708,391  $        314,213  $        601,773
                         ================  ================  ================  ================  ================  ================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                             Franklin          Franklin          Franklin          Franklin
                            Templeton         Templeton         Templeton         Templeton
                             Variable          Variable          Variable          Variable       Goldman Sachs     Goldman Sachs
                            Insurance         Insurance         Insurance         Insurance          Variable          Variable
                          Products Trust    Products Trust    Products Trust    Products Trust   Insurance Trust   Insurance Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                             Franklin         Templeton                                           Goldman Sachs     Goldman Sachs
                          Small-Mid Cap       Developing        Templeton         Templeton            VIT         VIT U.S. Equity
                            Growth VIP       Markets VIP       Foreign VIP        Growth VIP     Small Cap Equity      Insights
                           Fund Class 2      Fund Class 2      Fund Class 2      Fund Class 2     Insights Fund          Fund
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
Net investment income
 (loss)                  $         (2,555) $            216  $          5,014  $            569  $           (672) $           (360)
Net realized gains
 (losses)                         107,011             2,056             7,082                84               196               908
Change in unrealized
 gains (losses)                  (109,588)           (6,178)          (29,374)           (3,919)           (6,075)           (4,627)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from
 operations                        (5,132)           (3,906)          (17,278)           (3,266)           (6,551)           (4,079)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM POLICY
 TRANSACTIONS
Deposits                                -                 -                 -                 -                 -                 -
Benefit payments                  (90,446)                -                 -                 -                 -            (1,864)
Payments on termination           (14,350)                -              (933)                -                 -                 -
Policy maintenance
 charge                            (2,627)             (114)           (1,338)             (259)             (747)             (426)
Transfers among the
 sub-accounts and with
 the Fixed Account - net           (3,926)            2,040             2,421               301              (208)              169
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from policy
 transactions                    (111,349)            1,926               150                42              (955)           (2,121)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS                      (116,481)           (1,980)          (17,128)           (3,224)           (7,506)           (6,200)
NET ASSETS AT BEGINNING
 OF PERIOD                        419,406            16,841           196,690            30,235            97,874            54,018
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET ASSETS AT END OF
 PERIOD                  $        302,925  $         14,861  $        179,562  $         27,011  $         90,368  $         47,818
                         ================  ================  ================  ================  ================  ================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                          Goldman Sachs     Goldman Sachs
                             Variable          Variable          Invesco           Invesco           Invesco           Invesco
                         Insurance Trust   Insurance Trust        Funds             Funds             Funds             Funds
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                            VIT Strategic                        Invesco V.I.
                               VIT          International        Invesco           American        Invesco V.I.      Invesco V.I.
                         Strategic Growth       Equity        S&P 500 Index       Franchise       American Value       Comstock
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
Net investment income
 (loss)                  $           (108) $            (13) $         11,930  $        (38,316) $           (827) $          1,631
Net realized gains
 (losses)                              60                 1           177,698           198,130            35,325            40,938
Change in unrealized
 gains (losses)                      (561)              (34)         (261,524)         (432,679)          (49,380)          (56,887)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from
 operations                          (609)              (46)          (71,896)         (272,865)          (14,882)          (14,318)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM POLICY
 TRANSACTIONS
Deposits                                -                 -                 -                 -                 -                 -
Benefit payments                        -                 -          (175,422)         (249,176)          (42,961)         (102,066)
Payments on termination                 -                 -            (2,775)         (167,574)             (792)           (9,544)
Policy maintenance
 charge                               (96)              (16)          (10,242)          (40,740)           (1,393)           (1,448)
Transfers among the
 sub-accounts and with
 the Fixed Account - net                -                 -            (2,165)           35,032              (113)           (2,105)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from policy
 transactions                         (96)              (16)         (190,604)         (422,458)          (45,259)         (115,163)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS                          (705)              (62)         (262,500)         (695,323)          (60,141)         (129,481)
NET ASSETS AT BEGINNING
 OF PERIOD                         15,646             1,750         1,337,768         5,731,672           219,159           267,644
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET ASSETS AT END OF
 PERIOD                  $         14,941  $          1,688  $      1,075,268  $      5,036,349  $        159,018  $        138,163
                         ================  ================  ================  ================  ================  ================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                             Invesco           Invesco           Invesco           Invesco           Invesco           Invesco
                              Funds             Funds             Funds             Funds             Funds             Funds
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                             Invesco V.I.      Invesco V.I.      Invesco V.I.      Invesco V.I.      Invesco V.I.
                           Invesco V.I.      Diversified       Diversified          Equity            Global          Government
                           Core Equity         Dividend           Income          and Income       Core Equity        Securities
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
Net investment income
 (loss)                  $         20,808  $         20,586  $         74,112  $        107,799  $          3,651  $         34,279
Net realized gains
 (losses)                         703,775           103,763           (27,713)          592,918            29,780            (5,732)
Change in unrealized
 gains (losses)                (1,165,295)         (146,978)          (61,188)       (1,035,107)          (60,112)          (15,037)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from
 operations                      (440,712)          (22,629)          (14,789)         (334,390)          (26,681)           13,510
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM POLICY
 TRANSACTIONS
Deposits                                -                 -                 -                 -                 -                 -
Benefit payments                 (347,959)         (285,437)         (108,959)         (269,203)          (64,220)         (255,748)
Payments on termination           (93,782)          (11,382)          (11,626)          (45,995)           (7,385)          (42,474)
Policy maintenance
 charge                           (33,814)          (14,632)          (13,365)          (41,073)           (4,443)          (16,936)
Transfers among the
 sub-accounts and with
 the Fixed Account - net             (783)           (5,736)            1,433            (3,818)              674               404
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from policy
 transactions                    (476,338)         (317,187)         (132,517)         (360,089)          (75,374)         (314,754)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS                      (917,050)         (339,816)         (147,306)         (694,479)         (102,055)         (301,244)
NET ASSETS AT BEGINNING
 OF PERIOD                      5,368,231         2,342,743         2,012,598         6,044,670           640,982         2,602,128
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET ASSETS AT END OF
 PERIOD                  $      4,451,181  $      2,002,927  $      1,865,292  $      5,350,191  $        538,927  $      2,300,884
                         ================  ================  ================  ================  ================  ================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                             Invesco           Invesco           Invesco           Invesco           Invesco           Invesco
                              Funds             Funds             Funds             Funds             Funds             Funds
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                               Invesco V.I.
                                             Invesco V.I.        Managed         Invesco V.I.      Invesco V.I.
                           Invesco V.I.     International    Volatility Fund       Mid Cap           Mid Cap         Invesco V.I.
                            High Yield          Growth          Series I         Core Equity          Growth         Money Market
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
Net investment income
 (loss)                  $         49,201  $          8,521  $          6,072  $         (1,449) $         (2,415) $        (11,544)
Net realized gains
 (losses)                          (5,088)           54,770           302,777            41,838            41,558                36
Change in unrealized
 gains (losses)                   (72,463)         (144,304)         (354,572)          (61,763)          (50,670)              (53)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from
 operations                       (28,350)          (81,013)          (45,723)          (21,374)          (11,527)          (11,561)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM POLICY
 TRANSACTIONS
Deposits                                -                 -                 -                 -                 -                 -
Benefit payments                  (61,555)         (107,019)                -                 -                 -           (79,372)
Payments on termination           (44,310)          (21,607)          (35,770)           (3,953)          (52,571)          (13,687)
Policy maintenance
 charge                            (7,486)           (8,165)           (6,104)           (3,241)           (2,424)          (12,157)
Transfers among the
 sub-accounts and with
 the Fixed Account - net          (64,790)             (204)             (903)              693              (512)          (41,156)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from policy
 transactions                    (178,141)         (136,995)          (42,777)           (6,501)          (55,507)         (146,372)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS                      (206,491)         (218,008)          (88,500)          (27,875)          (67,034)         (157,933)
NET ASSETS AT BEGINNING
 OF PERIOD                      1,145,453         1,207,312           870,899           429,432           349,692         1,790,510
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET ASSETS AT END OF
 PERIOD                  $        938,962  $        989,304  $        782,399  $        401,557  $        282,658  $      1,632,577
                         ================  ================  ================  ================  ================  ================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                             Invesco           Invesco         MFS Variable      MFS Variable      MFS Variable      MFS Variable
                              Funds             Funds        Insurance Trust   Insurance Trust   Insurance Trust   Insurance Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                             Invesco V.I.
                           Invesco V.I.         Value              MFS          MFS Investors        MFS New
                            Technology       Opportunity          Growth            Trust           Discovery        MFS Research
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
Net investment income
 (loss)                  $         (1,228) $         14,522  $         (5,739) $            405  $           (272) $           (252)
Net realized gains
 (losses)                          28,053            57,160            79,443            19,156             1,492            52,108
Change in unrealized
 gains (losses)                   (33,348)         (164,434)          (88,930)          (28,579)           (3,340)          (51,452)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from
 operations                        (6,523)          (92,752)          (15,226)           (9,018)           (2,120)              404
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM POLICY
 TRANSACTIONS
Deposits                                -                 -                 -                 -                 -                 -
Benefit payments                  (24,576)                -           (47,116)                -                 -           (96,763)
Payments on termination            (2,107)           (2,635)           (6,390)                -           (10,145)             (341)
Policy maintenance
 charge                            (1,262)           (5,296)           (7,630)           (1,139)             (312)             (502)
Transfers among the
 sub-accounts and with
 the Fixed Account - net             (264)             (174)             (502)             (749)                -              (997)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from policy
 transactions                     (28,209)           (8,105)          (61,638)           (1,888)          (10,457)          (98,603)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS                       (34,732)         (100,857)          (76,864)          (10,906)          (12,577)          (98,199)
NET ASSETS AT BEGINNING
 OF PERIOD                        190,982           756,707         1,094,897           165,933            48,973           139,041
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET ASSETS AT END OF
 PERIOD                  $        156,250  $        655,850  $      1,018,033  $        155,027  $         36,396  $         40,842
                         ================  ================  ================  ================  ================  ================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                            Morgan Stanley    Morgan Stanley    Morgan Stanley    Morgan Stanley    Morgan Stanley
                                               Variable          Variable          Variable          Variable          Variable
                           MFS Variable       Investment        Investment        Investment        Investment        Investment
                         Insurance Trust        Series            Series            Series            Series            Series
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
                                                                                                                    Morgan Stanley
                                                                                                                      VIS Global
                                                                                                                    Infrastructure
                                               Capital           European          Limited                            Portfolio
                          MFS Utilities         Growth            Growth           Duration        Money Market        Class X
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
Net investment income
 (loss)                  $          6,529  $        (19,694) $         14,946  $          2,144  $         (5,196) $          6,318
Net realized gains
 (losses)                          17,728           650,603              (886)           (2,374)               30            51,623
Change in unrealized
 gains (losses)                   (49,553)         (590,938)          (28,870)             (747)              (29)         (141,562)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from
 operations                       (25,296)           39,971           (14,810)             (977)           (5,195)          (83,621)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS FROM POLICY
 TRANSACTIONS
Deposits                                -                 -                 -                 -                 -                 -
Benefit payments                        -          (451,286)          (41,840)          (27,573)           (9,487)          (52,111)
Payments on termination           (10,318)           (2,830)           (7,603)                -            (5,093)             (915)
Policy maintenance
 charge                            (1,573)          (21,430)           (2,350)           (2,438)           (5,553)           (3,779)
Transfers among the
 sub-accounts and with
 the Fixed Account - net                9           (23,101)              734              (466)           64,838              (312)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Increase (decrease) in
 net assets from policy
 transactions                     (11,882)         (498,647)          (51,059)          (30,477)           44,705           (57,117)
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
 NET ASSETS                       (37,178)         (458,676)          (65,869)          (31,454)           39,510          (140,738)
NET ASSETS AT BEGINNING
 OF PERIOD                        205,522         2,959,742           379,928           381,222           793,674           674,590
                         ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
NET ASSETS AT END OF
 PERIOD                  $        168,344  $      2,501,066  $        314,059  $        349,768  $        833,184  $        533,852
                         ================  ================  ================  ================  ================  ================

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                          Morgan Stanley
                             Variable        Oppenheimer       Oppenheimer       Oppenheimer       Oppenheimer       Oppenheimer
                            Investment         Variable          Variable          Variable          Variable          Variable
                              Series        Account Funds     Account Funds     Account Funds     Account Funds     Account Funds
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
                                             Oppenheimer       Oppenheimer                         Oppenheimer
                             Quality           Capital          Discovery        Oppenheimer          Global         Oppenheimer
                           Income Plus       Appreciation     MidCap Growth         Global       Strategic Income    Main Street
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
Net investment income
 (loss)                  $        55,203   $        (2,078)  $        (1,011)  $         1,693   $        33,968   $         1,510
Net realized gains
 (losses)                         22,312            83,009            14,303            45,166             4,502           103,753
Change in unrealized
 gains (losses)                 (114,592)          (95,340)          (10,874)          (48,355)          (49,973)         (129,255)
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
Increase (decrease) in
 net assets from
 operations                      (37,077)          (14,409)            2,418            (1,496)          (11,503)          (23,992)
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
INCREASE (DECREASE) IN
 NET ASSETS FROM POLICY
 TRANSACTIONS
Deposits                               -                 -                 -                 -                 -                 -
Benefit payments                (259,567)          (34,864)                -           (13,289)          (45,144)          (11,790)
Payments on termination                -           (10,559)                -           (44,453)             (433)           (6,887)
Policy maintenance
 charge                          (12,984)           (2,444)           (1,010)           (2,121)           (4,952)           (4,455)
Transfers among the
 sub-accounts and with
 the Fixed Account
  - net                           (3,176)           (1,105)             (176)           (1,007)            1,301              (513)
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
Increase (decrease) in
 net assets from policy
 transactions                   (275,727)          (48,972)           (1,186)          (60,870)          (49,228)          (23,645)
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
INCREASE (DECREASE) IN
 NET ASSETS                     (312,804)          (63,381)            1,232           (62,366)          (60,731)          (47,637)

NET ASSETS AT BEGINNING
 OF PERIOD                     1,915,686           367,002           140,926           340,103           706,354           623,533
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
NET ASSETS AT END OF
 PERIOD                  $     1,602,882   $       303,621   $       142,158   $       277,737   $       645,623   $       575,896
                         ===============   ===============   ===============   ===============   ===============   ===============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                         Putnam Variable   Putnam Variable   Putnam Variable   Putnam Variable   Putnam Variable   Putnam Variable
                              Trust             Trust             Trust             Trust             Trust             Trust
                           Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
                                              VT Global       VT Growth and       VT Growth      VT International
                         VT Equity Income    Health Care          Income        Opportunities         Equity         VT Research
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
Net investment income
 (loss)                  $           679   $          (342)  $         1,797   $          (144)  $           222   $           264
Net realized gains
 (losses)                            930             4,309             8,327             6,438                70               664
Change in unrealized
 gains (losses)                   (7,089)           (4,346)          (22,963)           (8,716)           (1,483)           (4,412)
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
Increase (decrease) in
 net assets from
 operations                       (5,480)             (379)          (12,839)           (2,422)           (1,191)           (3,484)
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
INCREASE (DECREASE) IN
 NET ASSETS FROM POLICY
 TRANSACTIONS
Deposits                               -                 -                 -                 -                 -                 -
Benefit payments                       -                 -                 -                 -                 -                 -
Payments on termination             (277)                -           (36,954)                -                 -                 -
Policy maintenance
 charge                             (429)             (402)           (1,004)             (231)             (257)             (278)
Transfers among the
 sub-accounts and with
 the Fixed Account
  - net                              (12)             (241)              304              (787)              445              (634)
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
Increase (decrease) in
 net assets from policy
 transactions                       (718)             (643)          (37,654)           (1,018)              188              (912)
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
INCREASE (DECREASE) IN
 NET ASSETS                       (6,198)           (1,022)          (50,493)           (3,440)           (1,003)           (4,396)

NET ASSETS AT BEGINNING
 OF PERIOD                        74,644            46,935           151,077            41,621            43,867            46,309
                         ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
NET ASSETS AT END OF
 PERIOD                  $        68,446   $        45,913   $       100,584   $        38,181   $        42,864   $        41,913
                         ===============   ===============   ===============   ===============   ===============   ===============

ALLSTATE LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                           The Universal        The Universal         The Universal        The Universal       The Universal
                           Institutional        Institutional         Institutional        Institutional       Institutional
                            Funds, Inc.          Funds, Inc.           Funds, Inc.          Funds, Inc.         Funds, Inc.
                            Sub-Account          Sub-Account           Sub-Account          Sub-Account         Sub-Account
                         ------------------   ------------------   ------------------   ------------------   ------------------
                           Morgan Stanley       Morgan Stanley       Morgan Stanley                           Morgan Stanley
                           UIF Core Plus         UIF Emerging          UIF Global         Morgan Stanley         UIF U.S.
                            Fixed Income           Markets           Tactical Asset         UIF Growth          Real Estate
                              Class I              Class 1         Allocation Class I        Class 1              Class I
                         ------------------   ------------------   ------------------   ------------------   ------------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
Net investment income
 (loss)                  $           11,335   $              127   $           13,366   $           (4,808)  $            2,069
Net realized gains
 (losses)                               141                2,193               11,399              129,263               16,616
Change in unrealized
 gains (losses)                     (15,220)             (18,211)            (150,452)            (106,209)             (43,046)
                         ------------------   ------------------   ------------------   ------------------   ------------------
Increase (decrease) in
 net assets from
 operations                          (3,744)             (15,891)            (125,687)              18,246              (24,361)
                         ------------------   ------------------   ------------------   ------------------   ------------------
INCREASE (DECREASE) IN
 NET ASSETS FROM POLICY
 TRANSACTIONS
Deposits                                  -                    -                    -                    -                    -
Benefit payments                    (58,991)                   -              (36,466)             (81,094)             (51,324)
Payments on termination             (14,414)             (20,199)             (12,530)                   -                    -
Policy maintenance
 charge                              (3,478)              (1,290)             (10,605)              (7,202)              (2,839)
Transfers among the
 sub-accounts and with
 the Fixed Account
 - net                                 (595)                 383                2,347               (5,005)              12,613
                         ------------------   ------------------   ------------------   ------------------   ------------------
Increase (decrease) in
 net assets from policy
 transactions                       (77,478)             (21,106)             (57,254)             (93,301)             (41,550)
                         ------------------   ------------------   ------------------   ------------------   ------------------
INCREASE (DECREASE) IN
 NET ASSETS                         (81,222)             (36,997)            (182,941)             (75,055)             (65,911)

NET ASSETS AT BEGINNING
 OF PERIOD                          502,733              179,135            1,484,033              676,836              260,993
                         ------------------   ------------------   ------------------   ------------------   ------------------
NET ASSETS AT END OF
 PERIOD                  $          421,511   $          142,138   $        1,301,092   $          601,781   $          195,082
                         ==================   ==================   ==================   ==================   ==================

These unaudited interim financials should be read in conjunction with the December 31, 2014 audited financials included with the prospectus.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented. All such adjustments are of a normal recurring nature.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policyholders of
Charter National Variable Account
and Board of Directors of
Charter National Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Charter National Variable Account (the "Account") as of December 31, 2014, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights in Note 6 for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2014, by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts disclosed in Note 1 which comprise the Charter National Variable Account as of December 31, 2014, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights in Note 6 for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, IL
March 31, 2015

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                                   Deutsche            Deutsche            Deutsche             Deutsche              Deutsche
                                   Variable            Variable            Variable             Variable              Variable
                                   Series I            Series I            Series I             Series II             Series II
                                 Sub-Account         Sub-Account         Sub-Account           Sub-Account           Sub-Account
                              ------------------  ------------------  ------------------  ---------------------  ------------------
                                  Deutsche            Deutsche            Deutsche             Deutsche              Deutsche
                                    Bond           Capital Growth      International      Global Income Builder     Money Market
                                VIP Class A         VIP Class A         VIP Class A           VIP Class A           VIP Class A
                              ------------------  ------------------  ------------------  ---------------------  ------------------
ASSETS
Investments, at fair value    $          463,621  $        4,286,726  $          823,667  $           2,385,943  $          286,520
                              ------------------  ------------------  ------------------  ---------------------  ------------------
  Total assets                $          463,621  $        4,286,726  $          823,667  $           2,385,943  $          286,520
                              ==================  ==================  ==================  =====================  ==================
NET ASSETS
Accumulation units            $          463,621  $        4,286,726  $          823,667  $           2,385,943  $          286,520
                              ------------------  ------------------  ------------------  ---------------------  ------------------
  Total net assets            $          463,621  $        4,286,726  $          823,667  $           2,385,943  $          286,520
                              ==================  ==================  ==================  =====================  ==================
FUND SHARE INFORMATION
Number of shares                          81,767             143,129             104,792                 96,911             286,520
                              ==================  ==================  ==================  =====================  ==================
Cost of investments           $          499,415  $        3,200,575  $        1,070,026  $           2,129,603  $          286,521
                              ==================  ==================  ==================  =====================  ==================
ACCUMULATION UNIT VALUE       $             3.15  $             8.57  $             2.87  $               14.66  $             9.81
                              ==================  ==================  ==================  =====================  ==================

See notes to financial statements.

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
------------------------------------------------------------------------------------------------------------------------------------

                                Deutsche Variable  Deutsche Variable  Deutsche Variable    Deutsche Variable    Deutsche Variable
                                    Series I           Series I           Series I             Series II            Series II
                                 Sub-Account (a)    Sub-Account (a)    Sub-Account (a)      Sub-Account (e)      Sub-Account (e)
                                -----------------  -----------------  -----------------  ---------------------  -----------------
                                    Deutsche           Deutsche           Deutsche             Deutsche             Deutsche
                                      Bond          Capital Growth      International    Global Income Builder    Money Market
                                 VIP Class A (b)    VIP Class A (c)    VIP Class A (d)      VIP Class A (f)      VIP Class A (g)
                                -----------------  -----------------  -----------------  ---------------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                       $          15,694  $          25,077  $          16,080  $              73,142  $              39
Charges from Charter National
  Life Insurance Company:
    Mortality and expense risk             (4,050)           (35,728)            (8,327)               (21,619)            (3,562)
    Policy administration                  (1,800)           (15,879)            (3,701)                (9,608)            (1,583)
                                -----------------  -----------------  -----------------  ---------------------  -----------------
    Net investment income (loss)            9,844            (26,530)             4,052                 41,915             (5,106)
                                -----------------  -----------------  -----------------  ---------------------  -----------------
NET REALIZED AND UNREALIZED
  GAINS(LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                    47,774            787,830             37,565                226,155            787,610
    Cost of investments sold               52,485            596,524             43,746                185,377            787,610
                                -----------------  -----------------  -----------------  ---------------------  -----------------
    Realized gains (losses) on
      fund shares                          (4,711)           191,306             (6,181)                40,778                  -
Realized gain distributions                     -            229,252                  -                241,122                  -
                                -----------------  -----------------  -----------------  ---------------------  -----------------
    Net realized gains (losses)            (4,711)           420,558             (6,181)               281,900                  -
Change in unrealized gains
  (losses)                                 17,462             43,794           (120,437)              (264,638)                 -
                                -----------------  -----------------  -----------------  ---------------------  -----------------
    Net realized and unrealized
      gains (losses) on
      investments                          12,751            464,352           (126,618)                17,262                  -
                                -----------------  -----------------  -----------------  ---------------------  -----------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS        $          22,595  $         437,822  $        (122,566) $              59,177  $          (5,106)
                                =================  =================  =================  =====================  =================

(a) Previously known as DWS Variable Series I
(b) Previously known as DWS VIP Bond A
(c) Previously known as DWS VIP Capital Growth A
(d) Previously known as DWS VIP International
(e) Previously known as DWS Variable Series II
(f) Previously known as DWS VIP Global Income Builder A
(g) Previously known as DWS VIP Money Market A II

See notes to financial statements.

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------

                                      Deutsche Variable                 Deutsche Variable                 Deutsche Variable
                                          Series I                          Series I                          Series I
                                        Sub-Account (a)                  Sub-Account (a)                   Sub-Account (a)
                              --------------------------------  --------------------------------  --------------------------------
                                          Deutsche                         Deutsche                           Deutsche
                                     Bond VIP Class A (b)        Capital Growth VIP Class A (c)     International VIP Class A (d)
                              --------------------------------  --------------------------------  --------------------------------
                                     2014           2013             2014             2013             2014             2013
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss)  $         9,844  $        10,737  $       (26,530) $           255  $         4,052  $        34,674
Net realized gains (losses)            (4,711)          (4,610)         420,558          312,249           (6,181)          (9,753)
Change in unrealized gains
  (losses)                             17,462          (26,739)          43,794          653,394         (120,437)         127,710
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations               22,595          (20,612)         437,822          965,898         (122,566)         152,631
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM POLICY
  TRANSACTIONS
Deposits                                    -                -                -                -                -                -
Benefit payments                      (30,892)          (1,536)        (109,235)         (49,538)               -          (10,799)
Payments on termination                     -                -             (405)            (782)               -             (497)
Cost of Insurance                      (5,012)          (5,848)         (29,421)         (11,640)         (12,849)         (13,403)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                  29,874          (47,424)          33,054          (10,173)         (12,496)           7,608
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from policy
  transactions                         (6,030)         (54,808)        (106,007)         (72,133)         (25,345)         (17,091)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS                               16,565          (75,420)         331,815          893,765         (147,911)         135,540
NET ASSETS AT BEGINNING OF
  PERIOD                              447,056          522,476        3,954,911        3,061,146          971,578          836,038
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD   $       463,621  $       447,056  $     4,286,726  $     3,954,911  $       823,667  $       971,578
                              ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATIONS UNITS
  OUTSTANDING
  Units outstanding at
    beginning of period               149,611          167,365          514,340          529,112          294,605          300,850
      Units issued                     11,542            2,061           81,300          205,554               72            3,758
      Units redeemed                  (13,744)         (19,815)         (95,694)        (220,326)          (7,915)         (10,003)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                         147,409          149,611          499,946          514,340          286,762          294,605
                              ===============  ===============  ===============  ===============  ===============  ===============

(a) Previously known as DWS Variable Series I
(b) Previously known as DWS VIP Bond A
(c) Previously known as DWS VIP Capital Growth A
(d) Previously known as DWS VIP International

See notes to financial statements.

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------

                                                     Deutsche Variable                   Deutsche Variable
                                                         Series II                           Series II
                                                      Sub-Account (e)                     Sub-Account (e)
                                             ----------------------------------  ----------------------------------
                                                      Deutsche Global                         Deutsche
                                               Income Builder VIP Class A (f)        Money Market VIP Class A (g)
                                             ----------------------------------  ----------------------------------
                                                   2014              2013              2014              2013
                                             ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                 $         41,915  $         15,712  $         (5,106) $         (8,216)
Net realized gains (losses)                           281,900            54,176                 -                 -
Change in unrealized gains (losses)                  (264,638)          264,763                 -                 -
                                             ----------------  ----------------  ----------------  ----------------
Increase (decrease) in net assets
  from operations                                      59,177           334,651            (5,106)           (8,216)
                                             ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                                    -                 -                 -                 -
Benefit payments                                      (55,548)          (18,810)           (3,948)              (21)
Payments on termination                               (92,343)         (305,088)          (68,382)          (37,176)
Cost of Insurance                                     (27,553)          (33,637)          (11,823)          (15,489)
Transfers among the sub-accounts
  and with the Fixed Account - net                     (7,820)          115,219           (59,522)           (4,088)
                                             ----------------  ----------------  ----------------  ----------------
Increase (decrease) in net assets
  from policy transactions                           (183,264)         (242,316)         (143,675)          (56,774)
                                             ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS                    (124,087)           92,335          (148,781)          (64,990)
NET ASSETS AT BEGINNING OF PERIOD                   2,510,030         2,417,695           435,301           500,291
                                             ----------------  ----------------  ----------------  ----------------
NET ASSETS AT END OF PERIOD                  $      2,385,943  $      2,510,030  $        286,520  $        435,301
                                             ================  ================  ================  ================
ACCUMULATIONS UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                            175,481           194,584            43,822            49,719
    Units issued                                          885             9,973            58,219           142,538
    Units redeemed                                    (13,612)          (29,076)          (72,822)         (148,435)
                                             ----------------  ----------------  ----------------  ----------------
  Units outstanding at end of period                  162,754           175,481            29,219            43,822
                                             ================  ================  ================  ================

(e) Previously known as DWS Variable Series II
(f) Previously known as DWS VIP Global Income Builder A
(g) Previously known as DWS VIP Money Market A II

See notes to financial statements.

                       CHARTER NATIONAL VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   Organization

     Charter National Variable Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Charter National Life Insurance Company ("Charter National"). The assets of the Account are legally segregated from those of Charter National. Charter National is a wholly owned subsidiary of Allstate Life Insurance Company, which is a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by Allstate Insurance Holdings, LLC, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     The assets within the Account are legally segregated from each other into sub-accounts (the "sub-accounts"). Charter National issued the LIFEinVESTSM Variable Life policy, the deposits of which are invested at the direction of the policyholders in the sub-accounts that comprise the Account. The Account accepts additional deposits from existing policyholders but is closed to new policyholders. Absent any policy provisions wherein Charter National contractually guarantees a specified death benefit, variable life policyholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-account names listed below correspond to the mutual fund portfolios (Fund or Funds) in which they invest:


     Deutsche Variable Series I (Previously                    Deutsche Variable Series II (Previously
       known as DWS Variable Series I)                           known as DWS Variable Series II)
          Deutsche Bond VIP Class A                                 Deutsche Global Income Builder VIP
               (Previously known as DWS VIP                              Class A (Previously known as
               Bond A)                                                   DWS VIP Global Income Builder A)
          Deutsche Capital Growth VIP Class A                       Deutsche Money Market VIP Class A
                (Previously known as DWS VIP                             (Previously known as DWS VIP
               Capital Growth A)                                         Money Market A II)
          Deutsche International VIP Class A
               (Previously known as DWS
               VIP International)


     The net assets are affected by the investment results of each Fund, transactions by policyholders and certain contract expenses (see Note 4). Policyholders' interests consist of accumulation units of the sub-account. The accompanying financial statements include only policyholders' purchase payments applicable to the variable portions of their policies and exclude any purchase payments directed by the policyholders to the "Fixed Account" in which the policyholders' deposits are included in the Charter National general account assets and earn a fixed rate of return.

     A policyholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual fund portfolios may be similar to and may in fact be modeled after publicly traded mutual funds, the underlying mutual fund portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual fund portfolios may differ substantially.

2.   Summary of Significant Accounting Policies

     The Account is an investment company and, accordingly, follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board Accounting Standards Codification Topic 946 - Investment Companies, which is part of GAAP.

                       CHARTER NATIONAL VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Investments - Investments consist of shares of the Funds and are stated at fair value based on the reported net asset values of each corresponding Fund, which in turn value their investment securities at fair value. The difference between cost and fair value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     Dividends - Dividends declared by the Funds are recognized on the ex-dividend date.

     Net Realized Gains and Losses - Net realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the sub-accounts and the cost of such shares, which is determined on a weighted average basis, and realized gain distributions received from the underlying mutual fund portfolios. Transactions are recorded on a trade date basis. Distributions of net realized gains are recorded on the Funds' ex-distribution date.

     Federal Income Taxes - The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Charter National. Charter National is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible domestic subsidiaries in the filing of a consolidated federal income tax return. No income taxes are allocable to the Account.

     The Account had no liability for unrecognized tax benefits as of December 31, 2014. The Account believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

     Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Subsequent events were evaluated through March 31, 2015, the date the financial statements were available to be issued.

3.   Fair Value of Assets

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statement of Net Assets at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

          Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Account can access.

          Level  2: Assets  whose  values  are  based  on  the  following:

                    (a) Quoted prices for similar assets in active markets;
                    (b) Quoted prices for identical or similar assets in markets that  are  not  active;  or
                    (c) Valuation  models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

                       CHARTER NATIONAL VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

          Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Account's estimates of the assumptions that market participants would use in valuing the assets.

     In determining fair value, the Account uses the market approach which generally utilizes market transaction data for the same or similar instruments. All investments during the reporting period consist of shares of the Funds that have daily quoted net asset values for identical assets that the sub-account can access and are categorized as Level 1. Net asset values for these actively traded Funds are obtained daily from the Fund's managers. The Account's policy is to recognize transfers of securities among the levels at the beginning of the reporting period.

4.   Expenses

     Mortality and Expense Risk Charge - Charter National assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to .90% per annum of the daily net assets of the Account. The mortality and expense risk charge is recognized as a reduction in accumulation unit values and reported on the Statement of Operations. The mortality and expense risk charge covers insurance benefits available with the policy and certain expenses of the policy. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the policy.

     Policy Administration Charge - Charter National deducts administrative expense charges daily at a rate equal to .40% per annum of the daily net assets of the Account. The policy administration charge is recognized as a reduction in accumulation unit values and reported on the Statement of Operations.

     Cost of Insurance - On all policies, Charter National charges each policyholder monthly for cost of insurance. The cost of insurance is determined based upon several variables, including the policyholder's death benefit amount and account value. The cost of insurance is recognized as redemption of units and reported on the Statements of Changes in Net Assets.

CHARTER NATIONAL VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS

     The cost of investments purchased during the year ended December 31, 2014 was as follows:

                                                                                               Purchases
                                                                                             -------------
     Investments in the Deutsche Variable Series I Sub-Accounts (a):
          Deutsche Bond VIP Class A (b)                                                      $      51,589
          Deutsche Capital Growth VIP Class A (c)                                                  884,544
          Deutsche International VIP Class A (d)                                                    16,273

     Investments in the Deutsche Variable Series II Sub-Accounts (e):
          Deutsche Global Income Builder VIP Class A (f)                                           325,926
          Deutsche Money Market VIP Class A (g)                                                    638,830
                                                                                             -------------
                                                                                             $   1,917,162
                                                                                             =============

     (a) Previously known as DWS Variable Series I
     (b) Previously known as DWS VIP  Bond A
     (c) Previously known as DWS VIP Capital Growth A
     (d) Previously known as  DWS VIP International
     (e) Previously known as DWS Variable Series II
     (f) Previously known as DWS VIP Global Income Builder A
     (g) Previously known as DWS  VIP Money Market A II

CHARTER NATIONAL VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS

A summary of accumulation units outstanding, accumulation unit values, net assets, investment income ratios, expense ratios, excluding expenses of the underlying funds, and total return ratios by sub-accounts is presented below for each of the five years in the period ended December 31, 2014.

ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

        * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the Fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of policy transactions.

             Sub-accounts with a date notation indicate the effective date of that investment option in the Account. Consistent with the total return, investment income ratio is calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed sub-accounts is calculated from the beginning of period, or from the effective date, through the last day the sub-account was open. The investment income ratio is reported at zero when no dividend is received in the Sub-Account during the period or the net asset value at the end of the period is zero.

        ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and policy administration charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying Fund have been excluded.

        *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying Fund, and redemption of units. The total return is calculated as the change in the accumulation unit value during the reporting period, or the effective period if less than the reporting period, divided by the beginning of period accumulation unit value or the accumulation unit value on the effective date.

                                                 At December 31,                 For the year ended December 31,
                                    ---------------------------------------  --------------------------------------
                                     Accumulation  Accumulation  Net Assets    Investment      Expense      Total
                                     Units (000s)   Unit Value     (000s)     Income Ratio*    Ratio**    Return***
                                    -------------  ------------  ----------  --------------  ----------  ----------
Investments in the
   Deutsche Variable Series I
   Sub-Accounts (a):
     Deutsche Bond VIP Class A (b)
        2014                                  147  $       3.15  $      464            3.45%       1.30%       5.25%
        2013                                  150          2.99         447            3.48        1.30       -4.28
        2012                                  167          3.12         522            4.14        1.30        6.38
        2011                                  155          2.93         455            4.47        1.30        4.32
        2010                                  163          2.81         459            4.78        1.30        5.41
     Deutsche Capital Growth VIP Class A (c)
        2014                                  500          8.57       4,287            0.61        1.30       11.51
        2013                                  514          7.69       3,955            1.22        1.30       32.91
        2012                                  529          5.79       3,061            0.92        1.30       14.55
        2011                                  571          5.05       2,886            0.80        1.30       -5.70
        2010                                  625          5.36       3,345            0.87        1.30       15.20

   (a) Previously known as DWS Variable Series I
   (b) Previously known as DWS VIP  Bond A
   (c) Previously known as DWS VIP Capital Growth A

CHARTER NATIONAL VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 At December 31,                 For the year ended December 31,
                                    ---------------------------------------  --------------------------------------
                                     Accumulation  Accumulation  Net Assets    Investment      Expense      Total
                                     Units (000s)   Unit Value     (000s)     Income Ratio*    Ratio**    Return***
                                    -------------  ------------  ----------  --------------  ----------  ----------
Investments in Deutsche Variable
   Series I Sub-Accounts (a) (continued):
     Deutsche International VIP Class A (d)
        2014                                  287  $       2.87  $      824            1.79%       1.30%     -12.91%
        2013                                  295          3.30         972            5.10        1.30       18.68
        2012                                  301          2.78         836            2.14        1.30       19.08
        2011                                  313          2.33         731            1.93        1.30      -17.75
        2010                                  343          2.84         972            2.02        1.30        0.31

Investments in Deutsche Variable
   Series II Sub-Account (e):
     Deutsche Global Income Builder VIP Class A (f)
        2014                                  163         14.66       2,386            2.99        1.30        2.49
        2013                                  175         14.30       2,510            1.87        1.30       15.12
        2012                                  195         12.42       2,418            1.56        1.30       11.52
        2011                                  207         11.14       2,309            1.58        1.30       -2.69
        2010                                  228         11.45       2,616            3.02        1.30        9.79
     Deutsche Money Market VIP Class A (g)
        2014                                   29          9.81         287            0.01        1.30       -1.28
        2013                                   44          9.93         435            0.01        1.30       -1.28
        2012                                   50         10.06         500            0.01        1.30       -1.29
        2011                                   57         10.19         582            0.01        1.30       -1.28
        2010                                   50         10.33         518            0.01        1.30       -1.28

   (a) Previously known as DWS Variable Series I
   (d) Previously known as DWS VIP  International
   (e) Previously known as DWS Variable Series II
   (f) Previously known as DWS VIP Global Income Builder A
   (g) Previously known as DWS VIP Money Market A II

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of Charter National Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Charter National Variable Account (the "Account") as of December 31, 2013 and the related statements of operations for each of the periods presented in the year then ended, the statements of changes in net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013, by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts disclosed in Note 1 which comprise the Charter National Variable Account as of December 31, 2013, the results of their operations for each of the periods presented in the year then ended, the changes in their net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, IL
March 28, 2014

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                                        DWS Variable       DWS Variable       DWS Variable       DWS Variable      DWS Variable
                                          Series I           Series I           Series I          Series II          Series II
                                         Sub-Account       Sub-Account        Sub-Account        Sub-Account        Sub-Account
                                     -----------------  -----------------  -----------------  -----------------  -----------------
                                                         DWS VIP Capital        DWS VIP        DWS VIP Global      DWS VIP Money
                                      DWS VIP Bond A        Growth A         International    Income Builder A      Market A II
                                     -----------------  -----------------  -----------------  -----------------  -----------------
ASSETS
Investments, at fair value           $         447,056  $       3,954,911  $         971,578  $       2,510,030  $         435,301
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total assets                       $         447,056  $       3,954,911  $         971,578  $       2,510,030  $         435,301
                                     =================  =================  =================  =================  =================
NET ASSETS
Accumulation units                   $         447,056  $       3,954,911  $         971,578  $       2,510,030  $         435,301
                                     -----------------  -----------------  -----------------  -----------------  -----------------
  Total net assets                   $         447,056  $       3,954,911  $         971,578  $       2,510,030  $         435,301
                                     =================  =================  =================  =================  =================
FUND SHARE INFORMATION
Number of shares                                81,135            139,208            107,238             91,943            435,301
                                     =================  =================  =================  =================  =================
Cost of investments                  $         500,311  $       2,912,556  $       1,097,500  $       1,989,053  $         435,301
                                     =================  =================  =================  =================  =================
ACCUMULATION UNIT VALUE              $            2.99  $            7.69  $            3.30  $           14.30  $            9.93
                                     =================  =================  =================  =================  =================

See notes to financial statements.

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
------------------------------------------------------------------------------------------------------------------------------------

                                        DWS Variable       DWS Variable       DWS Variable      DWS Variable        DWS Variable
                                          Series I           Series I           Series I          Series II           Series II
                                         Sub-Account       Sub-Account        Sub-Account        Sub-Account         Sub-Account
                                     -----------------  -----------------  -----------------  -----------------  -----------------
                                                         DWS VIP Capital        DWS VIP        DWS VIP Global      DWS VIP Money
                                       DWS VIP Bond A       Growth A         International    Income Builder A      Market A II
                                     -----------------  -----------------  -----------------  -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $          16,882  $          42,820  $          46,126  $          46,082  $              62
Charges from Charter National Life
  Insurance Company:
    Mortality and expense risk                  (4,254)           (29,468)            (7,928)           (21,025)            (5,731)
    Policy administration                       (1,891)           (13,097)            (3,524)            (9,345)            (2,547)
                                     -----------------  -----------------  -----------------  -----------------  -----------------
    Net investment income (loss)                10,737                255             34,674             15,712             (8,216)
                                     -----------------  -----------------  -----------------  -----------------  -----------------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                         67,159          1,495,415             37,604            400,073          1,487,771
    Cost of investments sold                    71,769          1,183,166             47,357            345,897          1,487,771
                                     -----------------  -----------------  -----------------  -----------------  -----------------
      Realized gains (losses)
        on fund shares                          (4,610)           312,249             (9,753)            54,176                  -
    Net realized gains (losses)                 (4,610)           312,249             (9,753)            54,176                  -
Change in unrealized gains (losses)            (26,739)           653,394            127,710            264,763                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------
    Net realized and unrealized
      gains (losses) on investments            (31,349)           965,643            117,957            318,939                  -
                                     -----------------  -----------------  -----------------  -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $         (20,612) $         965,898  $         152,631  $         334,651  $          (8,216)
                                     =================  =================  =================  =================  =================

See notes to financial statements.

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------

                                              DWS Variable                  DWS Variable                     DWS Variable
                                               Series I                       Series I                         Series I
                                              Sub-Account                    Sub-Account                      Sub-Account
                                     ------------------------------  ------------------------------  ------------------------------
                                            DWS VIP Bond A              DWS VIP Capital Growth A          DWS VIP International
                                     ------------------------------  ------------------------------  ------------------------------
                                          2013            2012            2013            2012            2013            2012
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $       10,737  $       14,220  $          255  $      (12,524) $       34,674  $        6,528
Net realized gains (losses)                  (4,610)         (3,953)        312,249         180,314          (9,753)        (20,796)
Change in unrealized gains (losses)         (26,739)         18,111         653,394         233,201         127,710         152,650
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                           (20,612)         28,378         965,898         400,991         152,631         138,382
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                          -               -               -               -               -               -
Benefit payments                             (1,536)              -         (49,538)        (33,421)        (10,799)              -
Payments on termination                           -               -            (782)        (85,938)           (497)        (29,380)
Cost of Insurance                            (5,848)         (4,564)        (11,640)        (41,908)        (13,403)         (9,143)
Transfers among the sub-accounts
  and with the Fixed Account - net          (47,424)         43,385         (10,173)        (64,515)          7,608           4,770
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from policy transactions                  (54,808)         38,821         (72,133)       (225,782)        (17,091)        (33,753)
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS           (75,420)         67,199         893,765         175,209         135,540         104,629
NET ASSETS AT BEGINNING OF PERIOD           522,476         455,277       3,061,146       2,885,937         836,038         731,409
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD          $      447,056  $      522,476  $    3,954,911  $    3,061,146  $      971,578  $      836,038
                                     ==============  ==============  ==============  ==============  ==============  ==============
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  167,365         155,139         529,112         571,403         300,850         313,429
      Units issued                            2,061         640,523         205,554       5,947,293           3,758         245,792
      Units redeemed                        (19,815)       (628,297)       (220,326)     (5,989,584)        (10,003)       (258,371)
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of period        149,611         167,365         514,340         529,112         294,605         300,850
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                        DWS Variable                            DWS Variable
                                                         Series II                               Series II
                                                        Sub-Account                             Sub-Account
                                          ---------------------------------------   ---------------------------------------
                                              DWS VIP Global Income Builder A              DWS VIP Money Market A II
                                          ---------------------------------------   ---------------------------------------
                                                 2013                 2012                 2013                2012
                                          ------------------   ------------------   ------------------   ------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)              $           15,712   $            6,017   $           (8,216)  $           (8,066)
Net realized gains (losses)                           54,176               12,044                    -                    -
Change in unrealized gains (losses)                  264,763              239,511                    -                    -
                                          ------------------   ------------------   ------------------   ------------------
Increase (decrease) in net assets
  from operations                                    334,651              257,572               (8,216)              (8,066)
                                          ------------------   ------------------   ------------------   ------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                                   -                    -                    -                  163
Benefit payments                                     (18,810)             (61,933)                 (21)             (43,660)
Payments on termination                             (305,088)             (60,084)             (37,176)              (3,455)
Cost of Insurance                                    (33,637)             (29,443)             (15,489)             (12,548)
Transfers among the sub-accounts
  and with the Fixed Account - net                   115,219                2,142               (4,088)             (14,290)
                                          ------------------   ------------------   ------------------   ------------------
Increase (decrease) in net assets
  from policy transactions                          (242,316)            (149,318)             (56,774)             (73,790)
                                          ------------------   ------------------   ------------------   ------------------
INCREASE (DECREASE) IN NET ASSETS                     92,335              108,254              (64,990)             (81,856)
NET ASSETS AT BEGINNING OF PERIOD                  2,417,695            2,309,441              500,291              582,147
                                          ------------------   ------------------   ------------------   ------------------
NET ASSETS AT END OF PERIOD               $        2,510,030   $        2,417,695   $          435,301   $          500,291
                                          ==================   ==================   ==================   ==================
UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                           194,584              207,277               49,719               57,111
      Units issued                                     9,973              364,203              142,538            1,251,056
      Units redeemed                                 (29,076)            (376,896)            (148,435)          (1,258,448)
                                          ------------------   ------------------   ------------------   ------------------
  Units outstanding at end of period                 175,481              194,584               43,822               49,719
                                          ==================   ==================   ==================   ==================

See notes to financial statements.

                       CHARTER NATIONAL VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     Organization

     Charter National Variable Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Charter National Life Insurance Company ("Charter National"). The assets of the Account are legally segregated from those of Charter National. Charter National is a wholly owned subsidiary of Allstate Life Insurance Company, which is a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by Allstate Insurance Holdings, LLC, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     The assets within the Account are legally segregated from each other into sub-accounts (the "sub-accounts"). Charter National issued the LIFEinVESTSM Variable Life policy, the deposits of which are invested at the direction of the policyholders in the sub-accounts that comprise the Account. The Account accepts additional deposits from existing policyholders but is closed to new policyholders. Absent any policy provisions wherein Charter National contractually guarantees a specified death benefit, variable life policyholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts listed below invest in the corresponding mutual fund portfolios and the underlying mutual funds (collectively the "Funds" or individually a "Fund"):



     DWS Variable Series I                      DWS Variable Series II
          DWS VIP Bond A                             DWS VIP Global Income Builder A
          DWS VIP Capital Growth A                   DWS VIP Money Market A II
          DWS VIP International

     The net assets are affected by the investment results of each Fund, transactions by policyholders and certain contract expenses (see Note 4). Policyholders' interests consist of accumulation units of the sub-account. The accompanying financial statements include only policyholders' purchase payments applicable to the variable portions of their policies and exclude any purchase payments directed by the policyholders to the "Fixed Account" in which the policyholders' deposits are included in the Charter National general account assets and earn a fixed rate of return.

     A policyholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual fund portfolios may be similar to and may in fact be modeled after publicly traded mutual funds, the underlying mutual fund portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual fund portfolios may differ substantially.


2.     Summary of Significant Accounting Policies

     Investments - Investments consist of shares of the Funds and are stated at fair value based on the reported net asset values of each corresponding Fund, which in turn value their investment securities at fair value. The difference between cost and fair value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

                       CHARTER NATIONAL VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Dividends - Dividends declared by the Funds are recognized on the ex-dividend date.

     Net Realized Gains and Losses - Net realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the sub-accounts and the cost of such shares, which is determined on a weighted average basis, and realized gain distributions received from the underlying mutual fund portfolios. Transactions are recorded on a trade date basis. Distributions of net realized gains are recorded on the Funds' ex-distribution date.

     Federal Income Taxes - The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Charter National. Charter National is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible domestic subsidiaries in the filing of a consolidated federal income tax return. No income taxes are allocable to the Account.

     The Account had no liability for unrecognized tax benefits as of December 31, 2013. The Account believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

     Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Subsequent events were evaluated through March 28, 2014, the date the financial statements were available to be issued.

3.     Fair Value of Assets

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statements of Net Assets at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

          Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Account can access.

          Level 2:  Assets whose values are based on the following:

                    (a)  Quoted prices for similar assets in active markets;

                    (b) Quoted prices for identical or similar assets in markets that are not active; or

                    (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

          Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Account's estimates of the assumptions that market participants would use in valuing the assets.

     In determining fair value, the Account uses the market approach which generally utilizes market transaction data for the same or similar instruments. All investments during the reporting period consist of shares of the Funds that have daily quoted net asset values for identical assets that the sub-account can access and are categorized as Level 1. Net asset values for these actively traded Funds are obtained daily from the Fund's managers. The account's policy is to recognize transfers of securities among the levels at the beginning of the reporting period.

                       CHARTER NATIONAL VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


4.     Expenses

     Mortality and Expense Risk Charge - Charter National assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to .90% per annum of the daily net assets of the Account. The mortality and expense risk charge is recognized as a reduction in accumulation unit values and reported on the Statements of Operations. The mortality and expense risk charge covers insurance benefits available with the policy and certain expenses of the policy. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the policy.

     Policy Administration Charge - Charter National deducts administrative expense charges daily at a rate equal to .40% per annum of the daily net assets of the Account. The policy administration charge is recognized as a reduction in accumulation unit values and reported on the Statements of Operations.

     Cost of Insurance - On all policies, Charter National charges each policyholder monthly for cost of insurance. The cost of insurance is determined based upon several variables, including the policyholder's death benefit amount and account value. The cost of insurance is recognized as redemption of units and reported on the Statements of Changes in Net Assets.

CHARTER NATIONAL VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS

     The cost of investments purchased during the year ended December 31, 2013 were as follows:

                                                                                        Purchases
                                                                                    ------------------
     Investments in the DWS Variable Series I Sub-Accounts:
            DWS VIP Bond A                                                          $           23,088
            DWS VIP Capital Growth A                                                         1,423,537
            DWS VIP International                                                               55,187
     Investments in the DWS Variable Series II Sub-Accounts:
            DWS VIP Global Income Builder A                                                    173,469
            DWS VIP Money Market A II                                                        1,422,781
                                                                                    ------------------
                                                                                    $        3,098,063
                                                                                    ==================

CHARTER NATIONAL VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS

     A summary of units outstanding, accumulation unit values, net assets, investment income ratios, expense ratios, excluding expenses of the underlying funds, and total return ratios by sub-accounts is presented below for each of the five years in the period ended December 31, 2013.

ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

     * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the Fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of policy transactions.

         Sub-accounts with a date notation indicate the effective date of that investment option in the Account. Consistent with the total return, investment income ratio is calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed sub-accounts is calculated from the beginning of period, or from the effective date, through the last day the sub-account was open. The investment income ratio is reported at zero when no dividend is received in the Sub-Account during the period or the net asset value at the end of the period is zero.

     ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and policy administration charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying Fund have been excluded.

     *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying Fund, and redemption of units. The total return is calculated as the change in the accumulation unit value during the reporting period, or the effective period if less than the reporting period, divided by the beginning of period accumulation unit value or the accumulation unit value on the effective date.

                                                  At December 31,                For the year ended December 31,
                                       --------------------------------------  -----------------------------------
                                          Units    Accumulation    Net Assets    Investment     Expense    Total
                                         (000s)     Unit Value       (000s)     Income Ratio*   Ratio**  Return***
                                       ----------  ------------   -----------  --------------  --------  ---------
Investments in the DWS
   Variable Series I
   Sub-Accounts:
     DWS VIP Bond A
       2013                                   150  $       2.99   $       447            3.48%     1.30%     -4.28%
       2012                                   167          3.12           522            4.14      1.30       6.38
       2011                                   155          2.93           455            4.47      1.30       4.32
       2010                                   163          2.81           459            4.78      1.30       5.41
       2009                                   203          2.67           541            8.50      1.30       8.65
     DWS VIP Capital Growth A
       2013                                   514          7.69         3,955            1.22      1.30      32.91
       2012                                   529          5.79         3,061            0.92      1.30      14.55
       2011                                   571          5.05         2,886            0.80      1.30      -5.70
       2010                                   625          5.36         3,345            0.87      1.30      15.20
       2009                                   722          4.65         3,355            1.30      1.30      25.23

CHARTER NATIONAL VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                  At December 31,                For the year ended December 31,
                                       --------------------------------------  -----------------------------------
                                          Units    Accumulation    Net Assets    Investment     Expense    Total
                                         (000s)     Unit Value       (000s)     Income Ratio*   Ratio**  Return***
                                       ----------  ------------   -----------  --------------  --------  ---------
Investments in DWS Variable
   Series I Sub-Accounts (continued):
     DWS VIP International
       2013                                   295  $       3.30   $       972            5.10%     1.30%     18.68%
       2012                                   301          2.78           836            2.14      1.30      19.08
       2011                                   313          2.33           731            1.93      1.30     -17.75
       2010                                   343          2.84           972            2.02      1.30       0.31
       2009                                   361          2.83         1,020            4.21      1.30      31.79
Investments in DWS Variable
   Series II Sub-Account:
     DWS VIP Global Income Builder A
       2013                                   175         14.30         2,510            1.87      1.30      15.12
       2012                                   195         12.42         2,418            1.56      1.30      11.52
       2011                                   207         11.14         2,309            1.58      1.30      -2.69
       2010                                   228         11.45         2,616            3.02      1.30       9.79
       2009                                   257         10.43         2,683            3.59      1.30      21.84
     DWS VIP Money Market A II
       2013                                    44          9.93           435            0.01      1.30      -1.28
       2012                                    50         10.06           500            0.01      1.30      -1.29
       2011                                    57         10.19           582            0.01      1.30      -1.28
       2010                                    50         10.33           518            0.01      1.30      -1.28
       2009                                    66         10.46           689            0.34      1.30      -0.96

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of Charter National Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Charter National Variable Account (the "Account") as of December 31, 2012, and the related statements of operations for each of the periods presented in the year then ended, the statements of changes in net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts disclosed in Note 1 which comprise the Charter National Variable Account as of December 31, 2012, the results of their operations for each of the periods presented in the year then ended, the changes in their net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, IL
March 28, 2013

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2012
------------------------------------------------------------------------------------------------------------------------------------


                               DWS Variable          DWS Variable          DWS Variable         DWS Variable          DWS Variable
                                 Series I              Series I              Series I             Series II             Series II
                                Sub-Account           Sub-Account           Sub-Account          Sub-Account           Sub-Account
                            ------------------      ---------------       --------------      ----------------       ---------------
                                                    DWS VIP Capital          DWS VIP           DWS VIP Global         DWS VIP Money
                              DWS VIP Bond A            Growth A          International       Income Builder A         Market A II
                            ------------------      ---------------       --------------      ----------------       ---------------
ASSETS
Investments, at fair value  $      522,476          $   3,061,146         $     836,038       $      2,417,695       $      500,291
                            ------------------      ---------------       --------------      ----------------       ---------------
    Total assets            $      522,476          $   3,061,146         $     836,038       $      2,417,695       $      500,291
                            ==================      ===============       ==============      ================       ===============
NET ASSETS
Accumulation units          $      522,476          $   3,061,146         $     836,038       $      2,417,695       $      500,291
                            ------------------      ---------------       --------------      ----------------       ---------------
    Total net assets        $      522,476          $   3,061,146         $     836,038       $      2,417,695       $      500,291
                            ==================      ===============       ==============      ================       ===============
FUND SHARE INFORMATION
Number of shares                    88,706                143,178               105,030                101,159              500,291
                            ==================      ===============       ==============      ================       ===============
Cost of investments         $      548,992          $   2,672,185         $   1,089,670       $      2,161,481       $      500,291
                            ==================      ===============       ==============      ================       ===============
ACCUMULATION UNIT VALUE     $         3.12          $        5.79         $        2.78       $          12.42       $        10.06
                            ==================      ===============       ==============      ================       ===============

See notes to financial statements.

CHARTER NATIONAL VARIABLE ACCOUNT


STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2012
-----------------------------------------------------------------------------------------------------------------------------------
                                        DWS Variable       DWS Variable        DWS Variable         DWS Variable      DWS Variable
                                         Series I            Series I            Series I            Series II         Series II
                                        Sub-Account         Sub-Account         Sub-Account         Sub-Account       Sub-Account
                                      ---------------     ---------------     --------------   --------------------  --------------
                                                          DWS VIP Capital         DWS VIP           DWS VIP Global    DWS VIP Money
                                      DWS VIP Bond A        Growth A          International     Income Builder A (a)    Market A II
                                      ---------------     ---------------     --------------   --------------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $    20,249      $       27,436      $      16,750    $            36,911   $          61
Charges from Charter National Life
 Insurance Company:
   Mortality and expense risk                 (4,174)            (27,665)            (7,077)               (21,388)         (5,626)
   Policy administration                      (1,855)            (12,295)            (3,145)                (9,506)         (2,501)
                                      ---------------     ---------------     --------------   --------------------  --------------
   Net investment income (loss)               14,220             (12,524)             6,528                  6,017          (8,066)
                                      ---------------     ---------------     --------------   --------------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
 fund shares:
   Proceeds from sales                        50,309           1,175,532             53,878                207,200       1,020,977
   Cost of investments sold                   54,262             995,218             74,674                195,156       1,020,977
                                      ---------------     ---------------     --------------   --------------------  --------------
     Realized gains (losses)
       on fund shares                         (3,953)            180,314            (20,796)                12,044               -
                                      ---------------     ---------------     --------------   --------------------  --------------
   Net realized gains (losses)                (3,953)            180,314            (20,796)                12,044               -
                                      ---------------     ---------------     --------------   --------------------  --------------
Change in unrealized gains (losses)           18,111             233,201            152,650                239,511               -
                                      ---------------     ---------------     --------------   --------------------  --------------
   Net realized and change in unrealized
     gains (losses) on investments            14,158             413,515            131,854                251,555               -
                                      ---------------     ---------------     --------------   --------------------  --------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $    28,378      $      400,991      $     138,382    $           257,572   $      (8,066)
                                      ===============     ===============     ==============   ====================  ==============

 (a) Previously known as DWS VIP Balanced A

See notes to financial statements.

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                        DWS Variable Series I            DWS Variable Series I              DWS Variable Series I
                                             Sub-Account                       Sub-Account                       Sub-Account
                                    -----------------------------  -----------------------------------  ----------------------------
                                            DWS VIP Bond A             DWS VIP Capital  Growth A           DWS VIP  International
                                    -----------------------------  -----------------------------------  ----------------------------
                                         2012           2011             2012              2011             2012            2011
                                    -------------  --------------  ---------------  ------------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $   14,220     $   14,191      $     (12,524)   $      (15,399)     $     6,528    $     4,916
Net realized gains (losses)              (3,953)        (9,615)           180,314           185,297          (20,796)       (33,538)
Change in unrealized gains (losses)      18,111         15,395            233,201          (330,044)         152,650       (134,910)
                                     -------------  --------------  ---------------  ------------------  -------------  ------------
Increase (decrease) in net assets
  from operations                        28,378         19,971            400,991          (160,146)         138,382       (163,532)
                                     -------------  --------------  ---------------  ------------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM POLICY TRANSACTIONS
Deposits                                      -              -                  -                 -                -              -
Benefit payments                              -              -            (33,421)          (57,195)               -              -
Payments on termination                       -        (42,692)           (85,938)         (142,243)         (29,380)       (20,915)
Cost of Insurance                        (4,564)        (7,469)           (41,908)          (50,735)          (9,143)       (15,164)
Transfers among the sub-accounts
  and with the Fixed Account - net       43,385         26,935            (64,515)          (49,078)           4,770        (41,434)
                                     -------------  --------------  ---------------  ------------------  -------------  ------------
Increase (decrease) in net assets
  from policy transactions               38,821        (23,226)          (225,782)         (299,251)         (33,753)       (77,513)
                                     -------------  --------------  ---------------  ------------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS        67,199         (3,255)           175,209          (459,397)         104,629       (241,045)

NET ASSETS AT BEGINNING OF PERIOD       455,277        458,532          2,885,937         3,345,334          731,409        972,454
                                     -------------  --------------  ---------------  ------------------  -------------  ------------
NET ASSETS AT END OF PERIOD          $  522,476      $ 455,277      $   3,061,146    $    2,885,937      $   836,038    $   731,409
                                     =============  ==============  ===============  ==================  =============  ============
UNITS OUTSTANDING
  Units outstanding at beginning of
     period                             155,139        163,004            571,403           624,586          313,429        342,767
         Units issued                   640,523         20,047          5,947,293           165,557          245,792          4,170
         Units redeemed                (628,297)       (27,912)        (5,989,584)         (218,740)        (258,371)       (33,508)
                                     -------------  --------------  ---------------  ------------------  -------------  ------------
  Units outstanding at end of period    167,365        155,139            529,112           571,403          300,850        313,429
                                     =============  ==============  ===============  ==================  =============  ============




See notes to financial statements.
                                       4

CHARTER NATIONAL VARIABLE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                  DWS Variable Series II                         DWS Variable Series II
                                                        Sub-Account                                    Sub-Account
                                      ----------------------------------------------  ------------------------------------------
                                           DWS VIP Global Income Builder A (a)                DWS VIP Money Market A II
                                      ----------------------------------------------  ------------------------------------------
                                                2012                    2011                   2012                  2011
                                      ----------------------  ----------------------  ----------------------  ------------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)          $      6,017            $      7,317            $     (8,066)           $     (7,853)
Net realized gains (losses)                 12,044                  15,711                       -                       -
Change in unrealized gains (losses)        239,511                 (81,269)                      -                       -
                                      ----------------------  ----------------------  ----------------------  ------------------
Increase (decrease) in net assets
   from operations                         257,572                 (58,241)                 (8,066)                 (7,853)
                                      ----------------------  ----------------------  ----------------------  ------------------
INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                         -                       -                     163                       -
Benefit payments                           (61,933)                (69,461)                (43,660)                (14,502)
Payments on termination                    (60,084)                (32,157)                 (3,455)               (110,518)
Cost of Insurance                          (29,443)                (40,024)                (12,548)                (17,032)
Transfers among the sub-accounts
   and with the Fixed Account - net          2,142                (106,937)                (14,290)                214,536
                                      ----------------------  ----------------------  ----------------------  ------------------
Increase (decrease) in net assets
   from policy transactions               (149,318)               (248,579)                (73,790)                 72,484
                                      ----------------------  ----------------------  ----------------------  ------------------
INCREASE (DECREASE) IN NET ASSETS          108,254                (306,820)                (81,856)                 64,631

NET ASSETS AT BEGINNING OF PERIOD        2,309,441               2,616,261                 582,147                 517,516
                                      ----------------------  ----------------------  ----------------------  ------------------
NET ASSETS AT END OF PERIOD           $  2,417,695            $  2,309,441            $    500,291            $    582,147
                                      ======================  ======================  ======================  ==================
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               207,277                 228,487                  57,111                  50,121
         Units issued                      364,203                   3,310               1,251,056                 107,658
         Units redeemed                   (376,896)                (24,520)             (1,258,448)               (100,668)
                                      ----------------------  ----------------------  ----------------------  ------------------
   Units outstanding at end of period      194,584                 207,277                  49,719                  57,111
                                      ======================  ======================  ======================  ==================

 (a) Previously known as DWS VIP Balanced A

See notes to financial statements.

                       CHARTER NATIONAL VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     Organization

     Charter National Variable Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Charter National Life Insurance Company ("Charter National"). The assets of the Account are legally segregated from those of Charter National. Charter National is a wholly owned subsidiary of Allstate Life Insurance Company, which is a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by Allstate Insurance Holdings, LLC, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     The assets within the Account are legally segregated from each other into sub-accounts (the "sub-accounts"). Charter National issued the LIFEinVESTSM Variable Life policy, the deposits of which are invested at the direction of the policyholders in the sub-accounts that comprise the Account. The Account accepts additional deposits from existing policyholders but is closed to new customers. Absent any policy provisions wherein Charter National contractually guarantees a specified death benefit, variable life policyholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts listed below invest in the corresponding mutual fund portfolios and the underlying mutual funds (collectively the "Funds" or individually a "Fund"):

     DWS Variable Series I                     DWS Variable Series II
       DWS VIP Bond A                            DWS VIP Global Income Builder A
       DWS VIP Capital Growth A                  (Previously known as DWS VIP
       DWS VIP International                     Balanced A)
                                                 DWS VIP Money Market A II

     The net assets are affected by the investment results of each Fund, transactions by policyholders and certain contract expenses (see Note 4). Policyholders' interests consist of accumulation units of the sub-account. The accompanying financial statements include only policyholders' purchase payments applicable to the variable portions of their policies and exclude any purchase payments directed by the policyholders to the "Fixed Account" in which the policyholders' deposits are included in the Charter National general account assets and earn a fixed rate of return.

     A policyholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual fund portfolios may be similar to and may in fact be modeled after publicly traded mutual funds, the underlying mutual fund portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual fund portfolios may differ substantially.

2.     Summary of Significant Accounting Policies

     Investments - Investments consist of shares of the Funds and are stated at fair value based on the reported net asset values of each corresponding Fund, which in turn value their investment securities at fair value. The difference between cost and fair value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     Dividends - Dividends declared by the Funds are recognized on the ex-dividend date.

                       CHARTER NATIONAL VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Net Realized Gains and Losses - Net realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the sub-accounts and the cost of such shares, which is determined on a weighted average basis, and realized gain distributions received from the underlying mutual fund portfolios. Transactions are recorded on a trade date basis. Distributions of net realized gains are recorded on the Funds' ex-distribution date.

     Federal Income Taxes - The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Charter National. Charter National is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible domestic subsidiaries in the filing of a consolidated federal income tax return. No income taxes are allocable to the Account.

     The Account had no liability for unrecognized tax benefits as of December 31, 2012. The Account believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

     Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Fair Value of Assets

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statements of Net Assets at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

     Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Account can access.

     Level 2:     Assets whose values are based on the following:

               (a) Quoted prices for similar assets in active markets;
               (b) Quoted prices for identical or similar assets in markets that are not active; or
               (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

     Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Account's estimates of the assumptions that market participants would use in valuing the assets.

     In determining fair value, the Account uses the market approach which generally utilizes market transaction data for the same or similar instruments. All investments during the reporting period consist of shares of the Funds that have daily quoted net asset values for identical assets that the sub-account can access and are categorized as Level 1. Net asset values for these actively traded Funds are obtained daily from the Fund's managers.

4.     Expenses

     Mortality and Expense Risk Charge - Charter National assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to .90% per annum of the daily net assets of

                       CHARTER NATIONAL VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     the Account. The mortality and expense risk charge is recognized as a reduction in accumulation unit values. The mortality and expense risk charge covers insurance benefits available with the policy and certain expenses of the policy. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the policy.

     Policy Administration Charge - Charter National deducts administrative expense charges daily at a rate equal to .40% per annum of the daily net assets of the Account. The policy administration charge is recognized as a reduction in accumulation unit values.

     Cost of Insurance - On all policies, Charter National charges each policyholder monthly for cost of insurance. The cost of insurance is determined based upon several variables, including the policyholder's death benefit amount and account value. The cost of insurance is recognized as redemption of units.

CHARTER NATIONAL VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

5. Purchases of Investments

   The cost of investments purchased during the year ended December 31, 2012 was as follows:

                                                                      Purchases
                                                                -----------------
  Investments in the DWS Variable Series I Sub-Accounts:
    DWS VIP Bond A                                              $        103,350
    DWS VIP Capital Growth A                                             937,226
    DWS VIP International                                                 26,653

  Investments in the DWS Variable Series II Sub-Accounts:
    DWS VIP Global Income Builder A (a)                                   63,899
    DWS VIP Money Market A II                                            939,121
                                                                -----------------
                                                                $      2,070,249
                                                                =================

  (a) Previously known as DWS VIP Balanced A

CHARTER NATIONAL VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. Financial Highlights

A summary of units outstanding, accumulation unit values, net assets, investment income ratios, expense ratios, excluding expenses of the underlying funds, and total return ratios by sub-accounts is presented below for each of the five years in the period ended December 31, 2012.



ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

   * Investment Income Ratio - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the Fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of policy transactions.

      Sub-accounts with a date notation indicate the effective date of that investment option in the Account. Consistent with the total return, the investment income ratio is calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed funds is calculated from the beginning of period, or from the effective date, through the last day the fund was open.

  ** Expense Ratio - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and contract administration charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying Fund have been excluded.

  *** Total Return - These amounts represent the total return for the periods indicated, including changes in the value of the underlying Fund, and redemption of units. The total return is calculated as the change in the accumulation unit value during the reporting period, or the effective period if less than the reporting period, divided by the beginning of period accumulation unit value or the accumulation unit value on the effective date.

                                                        At December 31,                       For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in the DWS
        Variable Series I
        Sub-Accounts:
           DWS VIP Bond A
              2012                          167        $    3.12       $      522            4.14%           1.30%            6.38%
              2011                          155             2.93              455            4.47            1.30             4.32
              2010                          163             2.81              459            4.78            1.30             5.41
              2009                          203             2.67              541            8.50            1.30             8.65
              2008                          214             2.46              525            5.07            1.30           -17.84
           DWS VIP Capital Growth A
              2012                          529             5.79            3,061            0.92            1.30            14.55
              2011                          571             5.05            2,886            0.80            1.30            -5.70
              2010                          625             5.36            3,345            0.87            1.30            15.20
              2009                          722             4.65            3,355            1.30            1.30            25.23
              2008                          805             3.71            2,989            1.12            1.30           -33.85

CHARTER NATIONAL VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6. Financial Highlights (continued)

                                                        At December 31,                       For the year ended December 31,
                                          -----------------------------------------    --------------------------------------------
                                              Units     Accumulation     Net Assets      Investment       Expense         Total
                                             (000s)      Unit Value        (000s)       Income Ratio*     Ratio**        Return***
                                          -----------  --------------  ------------    ---------------  ------------  --------------
   Investments in DWS Variable
        Series I Sub-Accounts
        (continued):
           DWS VIP International
              2012                          301        $     2.78       $     836            2.14%           1.30%           19.08%
              2011                          313              2.33             731            1.93            1.30           -17.75
              2010                          343              2.84             972            2.02            1.30             0.31
              2009                          361              2.83           1,020            4.21            1.30            31.79
              2008                          409              2.15             878            1.51            1.30           -48.88

   Investments in DWS Variable
        Series II Sub-Account:
           DWS VIP Global Income Builder A (a)
              2012                          195             12.42           2,418            1.56            1.30            11.52
              2011                          207             11.14           2,309            1.58            1.30            -2.69
              2010                          228             11.45           2,616            3.02            1.30             9.79
              2009                          257             10.43           2,683            3.59            1.30            21.84
              2008                          287              8.56           2,460            4.26            1.30           -28.27
           DWS VIP Money Market A II
              2012                           50             10.06             500            0.01            1.30            -1.29
              2011                           57             10.19             582            0.01            1.30            -1.28
              2010                           50             10.33             518            0.01            1.30            -1.28
              2009                           66             10.46             689            0.34            1.30            -0.96
              2008                           68             10.56             722            2.62            1.30             1.33

           (a) Previously known as DWS VIP Balanced A

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENT OF NET ASSETS (UNAUDITED)
SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                   Deutsche            Deutsche            Deutsche             Deutsche              Deutsche
                                   Variable            Variable            Variable             Variable              Variable
                                   Series I            Series I            Series I             Series II             Series II
                                 Sub-Account         Sub-Account         Sub-Account           Sub-Account           Sub-Account
                              ------------------  ------------------  ------------------  ---------------------  ------------------
                                  Deutsche            Deutsche            Deutsche             Deutsche              Deutsche
                                    Bond           Capital Growth      International      Global Income Builder     Money Market
                                VIP Class A         VIP Class A         VIP Class A           VIP Class A           VIP Class A
                              ------------------  ------------------  ------------------  ---------------------  ------------------
ASSETS
Investments, at fair value    $          396,141  $        3,829,926  $          726,706  $           2,269,176  $          341,251
                              ------------------  ------------------  ------------------  ---------------------  ------------------
  Total assets                $          396,141  $        3,829,926  $          726,706  $           2,269,176  $          341,251
                              ==================  ==================  ==================  =====================  ==================
NET ASSETS
Accumulation units            $          396,141  $        3,829,926  $          726,706  $           2,269,176  $          341,251
                              ------------------  ------------------  ------------------  ---------------------  ------------------
  Total net assets            $          396,141  $        3,829,926  $          726,706  $           2,269,176  $          341,251
                              ==================  ==================  ==================  =====================  ==================
FUND SHARE INFORMATION
Number of shares                          71,377             147,135             105,015                101,393             341,251
                              ==================  ==================  ==================  =====================  ==================
Cost of investments           $          435,022  $        3,489,393  $        1,064,961  $           2,247,987  $          341,251
                              ==================  ==================  ==================  =====================  ==================


These unaudited interim financials should be read in conjunction with the December 31, 2014 audited financials included with the prospectus.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented. All such adjustments are of a normal recurring nature.

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                Deutsche Variable  Deutsche Variable  Deutsche Variable    Deutsche Variable    Deutsche Variable
                                    Series I           Series I           Series I             Series II            Series II
                                  Sub-Account        Sub-Account        Sub-Account           Sub-Account          Sub-Account
                                -----------------  -----------------  -----------------  ---------------------  -----------------
                                    Deutsche           Deutsche           Deutsche             Deutsche             Deutsche
                                      Bond          Capital Growth     International    Global Income Builder     Money Market
                                  VIP Class A         VIP Class A       VIP Class A           VIP Class A         VIP Class A
                                -----------------  -----------------  -----------------  ---------------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                       $          12,395  $          26,809  $          33,400  $              74,699  $              41
Charges from Charter National
  Life Insurance Company:
    Mortality and expense risk             (2,843)           (27,163)            (5,646)               (16,392)            (3,785)
    Policy administration                  (1,264)           (12,073)            (2,510)                (7,286)            (1,682)
                                -----------------  -----------------  -----------------  ---------------------  -----------------
    Net investment income (loss)            8,288            (12,427)            25,244                 51,021             (5,426)
                                -----------------  -----------------  -----------------  ---------------------  -----------------
NET REALIZED AND UNREALIZED
  GAINS(LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                    70,970            990,432             29,988                 89,311            570,926
    Cost of investments sold               76,786            774,389             38,640                 83,470            570,926
                                -----------------  -----------------  -----------------  ---------------------  -----------------
    Realized gains (losses) on
      fund shares                          (5,816)           216,043             (8,652)                 5,841                  -
Realized gain distributions                     -            496,274                  -                 63,109                  -
                                -----------------  -----------------  -----------------  ---------------------  -----------------
    Net realized gains (losses)            (5,816)           712,317             (8,652)                68,950                  -
Change in unrealized gains
  (losses)                                 (3,086)          (745,617)           (91,895)              (235,150)                 -
                                -----------------  -----------------  -----------------  ---------------------  -----------------
    Net realized and unrealized
      gains (losses) on
      investments                          (8,902)           (33,300)          (100,547)              (166,200)                 -
                                -----------------  -----------------  -----------------  ---------------------  -----------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS        $            (614)  $        (45,727)  $        (75,303) $            (115,179)  $         (5,426)
                                =================  =================  =================  =====================  =================



These unaudited interim financials should be read in conjunction with the December 31, 2014 audited financials included with the prospectus.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented. All such adjustments are of a normal recurring nature.

CHARTER NATIONAL VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
------------------------------------------------------------------------------------------------------------------------------------

                                        Deutsche           Deutsche         Deutsche           Deutsche          Deutsche
                                        Variable           Variable         Variable           Variable          Variable
                                        Series I           Series I         Series I           Series II         Series II
                                       Sub-Account       Sub-Account       Sub-Account        Sub-Account        Sub-Account
                                    ----------------  ----------------  ----------------  ------------------  ----------------
                                        Deutsche           Deutsche         Deutsche        Deutsche Global      Deutsche
                                          Bond          Capital Growth    International     Income Builder     Money Market
                                       VIP Class A        VIP Class A      VIP Class A       VIP Class A        VIP Class A
                                    ----------------  ----------------  ----------------  ------------------  ----------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $       8,288      $    (12,427) $         25,244  $           51,021  $       (  5,426)
Net realized gains (losses)                   (5,816)          712,317            (8,652)             68,950                  -
Change in unrealized gains (losses)           (3,086)         (745,617)          (91,895)           (235,150)                 -
                                    ----------------  ----------------  ----------------  ------------------  ----------------
Increase (decrease) in net assets
   from operations                              (614)          (45,727)          (75,303)           (115,179)           (5,426)
                                    ----------------  ----------------  ----------------  ------------------  ----------------
INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                            -                 -                 -                   -             (163)
Benefit payments                                    -         (210,331)                 -                   -              (37)
Payments on termination                      (63,176)          (55,887)          (12,219)            (22,801)          (10,412)
Cost of Insurance                             (2,996)          (20,362)           (9,230)            (17,279)          (11,655)
Transfers among the sub-accounts
   and with the Fixed Account - net             (694)         (124,493)             (209)             38,492            82,424
                                    ----------------  ----------------  ----------------  ------------------  ----------------
Increase (decrease) in net assets
   from policy transactions                  (66,866)         (411,073)          (21,658)             (1,588)           60,157
                                    ----------------  ----------------  ----------------  ------------------  ----------------
INCREASE (DECREASE) IN NET ASSETS            (67,480)         (456,800)          (96,961)           (116,767)           54,731

NET ASSETS AT BEGINNING OF PERIOD            463,621         4,286,726           823,667           2,385,943           286,520
                                    ----------------  ----------------  ----------------  ------------------  ----------------
NET ASSETS AT END OF PERIOD           $      396,141      $  3,829,926  $        726,706  $        2,269,176  $        341,251
                                    ================  ================  ================  ==================  ================



These unaudited interim financials should be read in conjunction with the December 31, 2014 audited financials included with the prospectus.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented. All such adjustments are of a normal recurring nature.
                                       3

                    Charter National Life Insurance Company
                       Charter National Variable Account

                      Supplement, dated July 14, 2014, to
               The LIFEinVEST Variable Life Insurance Prospectus


This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable life contracts issued by Charter National Life Insurance Company.

     Effective August 11, 2014, DWS Variable Series I changed its name to "Deutsche Variable Series I".

     Effective August 11, 2014, DWS Variable Series II changed its name to "Deutsche Variable Series II".

     Effective August 11, 2014, DWS Bond VIP - Class A changed its name to "Deutsche Bond VIP - Class A".

     Effective August 11, 2014, DWS Capital Growth VIP - Class A changed its name to "Deutsche Capital Growth VIP - Class A."

     Effective August 11, 2014, DWS Global Income Builder VIP - Class A changed its name to "Deutsche Global Income Builder VIP - Class A."

     Effective August 11, 2014, DWS International VIP - Class A changed its name to "Deutsche International VIP - Class A."

     Effective August 11, 2014, DWS Money Market VIP - Class A changed its name to "Deutsche Money Market VIP - Class A."

For future reference, please keep this supplement together with your prospectus.

                    Charter National Life Insurance Company
                       Charter National Variable Account

                    Supplement, dated September 24, 2009, to
               The LIFEinVEST Variable Life Insurance Prospectus



This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable life policies issued by Charter National Life Insurance Company.

The following is deleted from the "General Provisions - Postponement of Payments" section of the prospectus:

We may postpone paying any amount for a Policy loan or a full surrender to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a Policy loan or a full surrender will be paid within seven days.

The  following  section  is  added  to  your  prospectus:

WRITTEN REQUESTS AND FORMS IN GOOD ORDER. Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Customer Service Center to learn what information we require for your particular request to be in "good order." Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

If you have any questions, please contact your financial representative or call our Customer Service Center at 1-800-325-8405.

For future reference, please keep this supplement together with your prospectus.

                    Charter National Life Insurance Company
                       Charter National Variable Account

                      Supplement, dated July 17, 2009, to
               The LIFEinVEST Variable Life Insurance Prospectus



This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable life policies issued by Charter National Life Insurance Company.

The following is deleted from the "General Provisions - Postponement of Payments" section of the prospectus:

We may postpone paying any amount for a Policy loan or a full surrender to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a Policy loan or a full surrender will be paid within seven days.

The  following  section  is  added  to  your  prospectus:

WRITTEN REQUESTS AND FORMS IN GOOD ORDER. Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Customer Service Center to learn what information we require for your particular request to be in "good order." Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

If you have any questions, please contact your financial representative or call our Customer Service Center at 1-800-325-8405.

For future reference, please keep this supplement together with your prospectus.

                    Charter National Life Insurance Company
                       Charter National Variable Account



                     Supplement, dated January 2, 2009, to
               The LIFEinVEST Variable Life Insurance Prospectus



This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable life policies issued by Charter National Life Insurance Company.

The following is added to the "General Provisions - Postponement of Payments" section of the prospectus:

We may postpone paying any amount for a Policy loan or a full surrender to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a Policy loan or a full surrender will be paid within seven days.

                    Charter National Life Insurance Company
                       Charter National Variable Account

                      Supplement, dated November 2, 2006,
                                       to
                    The LifeINVest Variable Life Prospectus



This supplement amends certain disclosures contained in the above-referenced prospectus for certain variable life contracts issued by Charter National Life Insurance Company.

             DWS Variable Series I: Money Market VIP reorganization

     We have received notice that the shareholders of the DWS Variable Series I:
     Money  Market VIP approved the reorganization of the DWS Variable Series I:
     Money Market VIP Portfolio into the DWS Variable Series II: DWS Money Market VIP Portfolio.

     On  or around November 3, 2006 ("Conversion Date"), the DWS Variable Series
     II: DWS Money Market VIP Sub-account will be added as an investment alternative. This Portfolio's investment advisor is Deutsche Investment Management Americas Inc. and its investment objective is to maintain the stability of capital.

     On the Conversion Date, the DWS Variable Series I: Money Market VIP Portfolio will be merged into the DWS Variable Series II: DWS Money Market VIP Portfolio. To reflect the change in the underlying Portfolio, we will transfer any Contract Value you have in the DWS Variable Series I: Money Market VIP Sub-account into the DWS Variable Series II: DWS Money Market VIP Sub-account. Contract owners will receive a confirmation of the transaction reflecting this change.

     If you currently have allocations made to the DWS Variable Series I: Money Market VIP Sub-account through automatic additions, automatic portfolio rebalancing or dollar cost averaging programs, any future allocations will be made to the DWS Variable Series II: DWS Money Market VIP Sub-account as of the Conversion Date.


If you would like information on how to transfer to another investment alternative, or how to make a change to your current allocations, please contact your financial representative or call our Customer Service Center at 1-800-242-4402.

For future reference, please keep this supplement together with your prospectus.

                                   Life inVest
                         Variable Life Insurance Policy
                                   Offered By
                     Charter National Life Insurance Company

                          Supplement Dated May 1, 2002
                       to the Prospectus Dated May 1, 1990

In the section entitled "Transfers" on page 5, at the end of the last paragraph, the following text is added:

Excessive Telephone Transfer Trading Limits

We reserve the right to limit the number of telephone transfers among the Variable Sub-Accounts in any Contract year, or to refuse any Variable Sub-Account telephone transfer request, if:

o we believe, in our sole discretion, that excessive telephone transfer trading by such Contract owner or owners, or a specific transfer request or group of transfer requests may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or the share prices of the corresponding Funds or would be to the disadvantage of other Contract owners; or

o we are informed by one or more of the corresponding Funds that they intend to restrict the purchase or redemption of Fund shares because of excessive telephone transfer trading or because they believe that a specific telephone transfer or groups of telephone transfers would have a detrimental effect on the prices of Fund shares.


We may apply the restrictions in any manner reasonably designed to prevent telephone transfers that we consider disadvantageous to other Contract owners.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.


This Supplement must be read in conjunction with the Prospectus for the Life inVest Variable Life Insurance Policy dated May 1, 1990.

                                                           Rule 497(e)
                                                           File Number: 033-3446

                                   LIFE inVEST

                                   Offered by

                     Charter National Life Insurance Company
                                   through the
                        Charter National Variable Account

                       Supplement Dated December 21, 1999
                                     to the
                          Prospectus Dated May 1, 1990


The Customer Service address and telephone number should be deleted and replaced with the new Customer Service center information on the first page of your Prospectus as follows:

     Effectively immediately, the new Customer Service address and telephone number are as follows:

         New mailing address:       P.O. Box 80469
                                    Lincoln, NE 68501-0469

         Overnight address:         206 S. 13th Street, Suite 100
                                    Lincoln, NE 68508

         Fax number:                (402) 328-6106

         Telephone number:          (800) 325-8405








                                      * * *

                This Supplement must be read in conjunction with
                               the Prospectus for
             the Charter National Variable Account dated May 1, 1990

                                   LIFE inVEST

                                   Offered by

                     Charter National Life Insurance Company
                                   through the
                        Charter National Variable Account

                        Supplement Dated August 20, 1999
                                     to the
                          Prospectus Dated May 1, 1990

     On July 1, 1999 Allstate Life Insurance Company announced that it had purchased Charter National Life Insurance Company from Leucadia National Corporation. As a result of this transaction, we have made the following changes to your prospectus:

Modified the first sentence in the paragraph on page 6 under the heading "Distribution of the Policy" to read:

          The Policy will be distributed by registered representatives of CNL, Inc. ("CNL"), a wholly owned subsidiary of Allstate Life Insurance Company, which acts as the principal underwriter for the Policies, or by registered representatives of broker-dealers who enter into sales agreements with CNL.

Replaced the second and third paragraphs on page 7 under the heading "Charter National Life Insurance Company" with:

          On July 1, 1999, Charter became a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate"), a stock life insurance company incorporated under the laws of Illinois. Charter was previously a wholly owned subsidiary of Leucadia National Corporation ("Leucadia"). Allstate is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. The Allstate Corporation owns all of the outstanding capital stock of Allstate Insurance Company.

          CNL, Inc. ("CNL") is the principal underwriter of the Policies. On September 2, 1998, Leucadia, then sole owner of all of the stock of CNL, sold all of its CNL stock to Allstate.

Added the following disclosure to page 7 before the section entitled "The Fund":

                        Service Agreements with Allstate

          On September 2, 1998, Charter and Allstate entered into an administrative services agreement under which Allstate or an affiliate will administer the Policies. Neither of these agreements will change the fact that Charter is primarily liable to you under your Policies. At this time, there have been no changes to the address or phone numbers that you are currently using.

Modified the chart on page 29 entitled "Executive Officers and Directors of Charter" to read:

Name                           Principal Occupations During Past Five Years

Louis G. Lower, II             Chairman of the Board of Directors,
                               Charter National Life Insurance Company;
                               Chairman of the Board of Directors,
                               Allstate Life Insurance Company; Chairman of the Board of Directors, Allstate Life Insurance
                               Company of New York;  Chairman of
                               the Board and Chief Executive Officer, Glenbrook
                               Life and Annuity Company;
                               Chairman of the Board of Directors, Intramerica
                               Life Insurance Company;  Chairman
                               of the Board and Chief Executive Officer,
                               Northbrook Life Insurance Company;
                               Senior Vice President, Allstate Insurance Company

Thomas J. Wilson,  II          President,  Charter  National Life
                               Insurance  Company;   President,   Allstate  Life
                               Insurance  Company;   President,   Allstate  Life
                               Insurance  Company  of New York;  Vice  Chairman,
                               Glenbrook  Life and Annuity  Company;  President,
                               Intramerica   Life   Insurance   Company;    Vice
                               Chairman,   Northbrook  Life  Insurance  Company;
                               Senior Vice President, Allstate Insurance Company

Michael J. Velotta             Vice President, Secretary and General Counsel,
                               Charter National Life Insurance
                               Company;  Vice President, Secretary and General
                               Counsel, Allstate Life Insurance
                               Company;  Vice President, Secretary and General
                               Counsel, Allstate Life Insurance
                               Company of New York; Vice President, Secretary and General Counsel, Glenbrook
                               Life and Annuity Company;  Vice President,
                               Secretary and General Counsel,
                               Intramerica Life Insurance Company;  Vice
                               President, Secretary and General
                               Counsel, Northbrook Life Insurance Company;
                               Assistant Vice President, Allstate
                               Insurance Company

Marla G. Friedman              Vice President, Charter National Life
                               Insurance Company; Vice President,  Allstate Life
                               Insurance Company; Vice President,  Allstate Life
                               Insurance  Company of New York;  Vice  President,
                               Glenbrook   Life  and   Annuity   Company;   Vice
                               President,  Intramerica  Life Insurance  Company;
                               Vice President, Northbrook Life Insurance Company

Karen C. Gardner               Vice President,  Charter National Life
                               Insurance Company; Vice President,  Allstate Life
                               Insurance Company; Vice President,  Allstate Life
                               Insurance  Company of New York;  Vice  President,
                               Glenbrook   Life  and   Annuity   Company;   Vice
                               President,  Intramerica  Life Insurance  Company;
                               Vice   President,   Northbrook   Life   Insurance
                               Company;   Vice  President,   Allstate  Insurance
                               Company

Peter H. Heckman               Vice President, Charter National Life Insurance
                               Company;  Vice President, Allstate
                               Life Insurance Company;  Vice President,
                               Allstate Life Insurance Company of New
                               York;  President and Chief Operating Officer,
                               Glenbrook Life and Annuity Company;
                               Vice President, Intramerica Life Insurance
                               Company;  President and Chief Operating
                               Officer, Northbrook Life Insurance Company;
                               Vice President, Allstate Insurance
                               Company

John C. Lounds                 Vice President, Charter National Life Insurance
                               Company;  Vice President, Allstate
                               Life Insurance Company

Thomas A. McAvity, Jr.         Vice President, Charter National Life Insurance
                               Company;  Vice President, Allstate
                               Life Insurance Company;  Vice President,
                               Allstate Life Insurance Company of New
                               York;  Vice President, Intramerica Life
                               Insurance Company

Mary J. McGinn                 Vice President and Assistant Secretary, Charter
                               National Life Insurance Company;
                               Vice President and Assistant Secretary, Allstate
                               Life Insurance Company;
                               Assistant Secretary, Allstate Life Insurance
                               Company of New York;  Assistant
                               Secretary, Glenbrook Life and Annuity Company;
                               Assistant Secretary, Intramerica
                               Life Insurance Company;  Assistant Secretary,
                               Northbrook Life Insurance Company;
                               Vice President, Assistant Secretary and
                               Assistant General Counsel,  Allstate
                               Insurance Company

Kevin R. Slawin                Vice President,  Charter  National Life
                               Insurance Company; Vice President,  Allstate Life
                               Insurance Company; Vice President,  Allstate Life
                               Insurance  Company of New York;  Vice  President,
                               Glenbrook   Life  and   Annuity   Company;   Vice
                               President,  Intramerica  Life Insurance  Company;
                               Vice President, Northbrook Life Insurance Company

Charles F. Thalheimer          Vice President, Charter National Life Insurance
                               Company;  Vice President, Allstate
                               Life Insurance Company; Assistant Vice President,
                               Northbrook Life Insurance Company

Samuel H.  Pilch               Controller,   Charter  National  Life
                               Insurance  Company;  Controller,   Allstate  Life
                               Insurance  Company;  Controller,   Allstate  Life
                               Insurance   Company  of  New  York;   Controller,
                               Glenbrook Life and Annuity  Company;  Controller,
                               Intramerica Life Insurance  Company;  Controller,
                               Northbrook   Insurance   Company;    Group   Vice
                               President  and  Controller,   Allstate  Insurance
                               Company

Casey J. Sylla                 Chief Investment Officer, Charter National Life
                               Insurance Company; Chief Investment Officer,
                               Allstate Life Insurance Company;  Chief
                               Investment Officer, Allstate Life Insurance
                               Company of New York;  Chief Investment Officer,
                               Glenbrook Life and Annuity Company;  Chief
                               Investment Officer, Intramerica Life Insurance
                               Company;  Chief Investment Officer, Northbrook
                               Life Insurance Company; Senior Vice President and Chief Investment Officer, Allstate Insurance
                               Company

James P.  Zils                 Treasurer,   Charter   National   Life
                               Insurance  Company;   Treasurer,   Allstate  Life
                               Insurance  Company;   Treasurer,   Allstate  Life
                               Insurance   Company   of  New  York;   Treasurer,
                               Glenbrook  Life and Annuity  Company;  Treasurer,
                               Intramerica  Life Insurance  Company;  Treasurer,
                               Northbrook Life Insurance Company; Vice President and Treasurer, Allstate Insurance Company

Emma M. Kalaidjian             Assistant Secretary, Charter National Life
                               Insurance Company;  Assistant Secretary,
                               Allstate Life Insurance Company;  Assistant
                               Secretary, Allstate Life Insurance Company of
                               New York; Assistant Secretary, Glenbrook Life and Annuity Company; Assistant Secretary,
                               Intramerica Life Insurance Company;  Assistant
                               Secretary, Northbrook Life Insurance Company;
                               Assistant Vice President, Assistant Secretary, and Assistant General Counsel, Allstate
                               Insurance Company

Nancy Bufalino                 Assistant  Treasurer,  Charter National
                               Life  Insurance  Company;   Assistant  Treasurer,
                               Allstate  Life   Insurance   Company;   Assistant
                               Treasurer, Allstate Life Insurance Company of New
                               York;  Assistant  Treasurer,  Glenbrook  Life and
                               Annuity Company; Assistant Treasurer, Intramerica
                               Life  Insurance  Company;   Assistant  Treasurer,
                               Northbrook Life Insurance Company

John R. Hunter                 Director, Charter National Life Insurance
                               Company;  Assistant Vice President,
                               Allstate Life Insurance Company;  Senior Vice
                               President, Glenbrook Life and Annuity Company;
                               Director, Intramerica Life Insurance Company;
                               Assistant Vice President, Northbrook Life
                               Insurance Company

Timothy N. Vander Pas          Director,  Charter  National  Life
                               Insurance  Company;   Assistant  Vice  President,
                               Allstate Life Insurance  Company;  Assistant Vice
                               President, Allstate Life Insurance Company of New
                               York;  Assistant Vice  President,  Glenbrook Life
                               and Annuity Company;  Director,  Intramerica Life
                               Insurance  Company;   Assistant  Vice  President,
                               Northbrook Life Insurance Company

                                      * * *

                This Supplement must be read in conjunction with
                               the Prospectus for
             the Charter National Variable Account dated May 1, 1990

            As filed with the Securities and Exchange Commission on
                                 July 30, 1997

                            Registration No.     33-3446


           SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C.     20549


                   Post-Effective Amendment No. 8
                                  TO FORM S-6


        FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
              OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-BB-2


                       CHARTER NATIONAL VARIABLE ACCOUNT
                           (Exact Name of Registrant)

                    CHARTER NATIONAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                 8301 Maryland Avenue St. Louis, Missouri 63105
              (Address of Depositor's Principal Executive Offices)

                                 (314) 725-7575
             (Depositor 1 s Telephone Number, including Area Code)

                               Richard G. Petitt
          Charter National Life Insurance Company 8301 Maryland Avenue
                           St. Louis, Missouri     63105
                    (Name and Address of Agent for Service)


                         Copy to: Stephen E. Roth, Esq.
                      Sutherland, Asbill & Brennan, L.L.P.
          1275 Pennsylvania Avenue, N. W. Washington, D. C.     20004-2404

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

It is proposed that this filing will become effective:

X    immediately upon filing pursuant to paragraph (b) on
     pursuant to paragraph(b) 60 days after  filing pursuant to paragraph (a)(i)
     on                       pursuant to paragraph (a)(i) 75 days after filing
     pursuant to paragraph (a)(ii) on          pursuant to paragraph (a)(ii) of
     Rule 485


If appropriate check the following box:

     this Post-Effective Amendment designates a new effective date for a previously filed Post Effective Amendment.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933. The Registrant filed the Rule 24f-2 Notice for the year ended December 31, 1996 on February 21, 1997.

This post-effective amendment is being filed solely to satisfy the requirements of section 26(e) (2)(A) under the Investment Company Act of 1940.

The contents of Registrant's previously filed registration statement, Post-Effective Amendment No. 7 to the Registration Statement on Form S-6 of the Charter National Variable Account filed February 27, 1990 (File Nos. 33-3446, 811-4588), is incorporated by reference herein in its entirety.

The  following  undertaking  is  added  to  Part  II,  Undertakings:

Charter National Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Charter National Life Insurance Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1933, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this amended Registration Statement and has duly caused this amended Registration Statement to be signed on its behalf in the City of Philadelphia and the State of Pennsylvania, on the 18th day of July, 1997.


                              Charter National Variable Account
                              (Registrant)


(Seal)                         Charter National Life Insurance Company
                              (Depositor)



Attest:/s/ Alexis M. Berg                          By: /s/ Karen M. Henneberg
       -------------------                             ----------------------
       Alexis M. Berg                                  Karen M. Henneberg
       Vice President,                                 Assistant Vice President
       General Counsel, Corporate                      Compliance
       Secretary & Director


     As required by the Securities Act of 1933 this amended Registration Statement has been signed by the following persons in their capacities on the dates indicated.


Signature                                  Title                                  Date

/s/ Richard G. Petitt                      Chairman of the Board and Director     July 18, 1997
---------------------                      (Chief Executive Officer)
Richard G. Petitt


/s/ Gregory R. Barstead                    President and Director                 July 18, 1997
-----------------------                    (Chief Operating Officer)
Gregory R. Barstead


*                                          Director                               July 18, 1997
Ian M. Cumming


/s/ Elizabeth A. Clifford                  Senior Vice President,                 July 18, 1997
-------------------------                  Controller, Treasurer
Elizabeth A. Clifford                      and Director


Henry H. Wulsin                            Director                               July 18, 1997



Signature                                  Title                                  Date



/s/ David L. Baxter                        Senior Vice President and              July 18, 1997
-------------------                        Chief Actuary
David L. Baxter

*                                          Director and Assistant                 July 18,1997
Ruth Klindtworth                           Secretary


*                                          Director                               July 18, 1997
Jesse c. Nichols III


*                                          Director                               July 18, 1997
Joseph S. Steinberg


Joseph A. Orlando                          Director                               July 18, 1997



*Pursuant to Power of Attorney


(Seal)                                             Date: July 18, 1997



Attest:/s/ Alexis M. Berg                          By: /s/ Karen M. Henneberg
       -------------------                             ----------------------
       Alexis M. Berg                                  Karen M. Henneberg
       Vice President,                                 Assistant Vice President
       General Counsel, Corporate                      Compliance
       Secretary & Director

                         VARIABLE LIFE INSURANCE POLICY

                                   ISSUED BY

                    CHARTER NATIONAL LIFE INSURANCE COMPANY
                 8301 Maryland Avenue St Louis, Missouri 63105
                                 (314) 725-7575

This Prospectus describes a variable life insurance policy (the "Policy") issued by Charter National Life Insurance Company ("Charter"). The Policy is designed to permit the payment of a large initial premium and, subject to certain conditions, additional premiums. The minimum initial premium Charter will accept is $10,000.

The Policy provides for the payment of a death benefit upon the death of the Insured, and a Net Cash Value that can be obtained by surrendering the Policy. The amount of the death benefit may, and the Net Cash Value will, vary with the investment experience of the elected subaccounts of Charter National Variable Account (the "Variable Account"), a separate investment account of Charter. The Policyowner bears the entire investment risk; there is no guaranteed minimum Net Cash Value.

As long as the Policy remains in force, the death benefit will not be less than the current Minimum Death Benefit under the Policy, reduced by any outstanding Indebtedness. The Policy will remain in force so long as the Net Cash Value is greater than zero.

After the expiration of the Free Look Period, net premiums paid under a Policy may be allocated to one or more of the subaccounts of the Variable Account. Each subaccount invests exclusively in one of the portfolios of the Scudder Variable Life Investment Fund (the "Fund"), which is managed by Scudder, Stevens & Clark, Inc. The Fund is a series fund currently consisting of the following portfolios:
Money Market Portfolio, Managed Bond Portfolio, Managed Capital Growth Portfolio, Managed Diversified Portfolio, Managed International Portfolio, Managed Natural Resources Portfolio, and two Managed Zero Coupon Portfolios with target maturity years of 1990 and 2010.

The accompanying Prospectus for the Fund describes the investment objectives, the policies which the Fund will follow to attempt to meet its objectives, and the attendant risks of the portfolios of the Fund.

Distributions from a policy including policy loans or surrenders may have adverse tax consequences and prior to age 59 1/2 may result in a penalty tax. It may not be advantageous to purchase a Policy as a replacement for another type of life insurance policy, or to obtain additional insurance protection if another variable life insurance policy is owned.

                     THIS PROSPECTUS MUST BE ACCOMPANIED OR
                    PRECEDED BY A CURRENT PROSPECTUS FOR THE
                     SCUDDER VARIABLE LIFE INVESTMENT FUND

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
          ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


   Please Read This Prospectus Carefully And Retain It For Future Reference.

                   The Date of This Prospectus is May 1, 1990

TABLE OF CONTENTS

                                                                            Page
TABLE OF CONTENTS..............................................................I
DEFINITIONS....................................................................1
SUMMARY........................................................................3
     POLICY BENEFITS...........................................................3
     PREMIUMS..................................................................4
     THE VARIABLE ACCOUNT......................................................4
     CHARGES...................................................................6
     DISTRIBUTION OF THE POLICY................................................7
     TAX TREATMENT.............................................................7
     FREE-LOOK PERIOD..........................................................7
     ILLUSTRATIONS OF ACCUMULATED VALUES, CASH VALUES, AND
     DEATH BENEFITS............................................................7
CHARTER AND THE VARIABLE ACCOUNT...............................................8
     CHARTER NATIONAL LIFE INSURANCE COMPANY...................................8
     THE VARIABLE ACCOUNT......................................................8
     THE FUND..................................................................8
     ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS.......................11
THE POLICY....................................................................12
     ISSUANCE OF A POLICY.....................................................12
     PREMIUMS.................................................................12
     PREMIUM DISCOUNT FOR CERTAIN PERSONS.....................................14
     ALLOCATION OF NET PREMIUMS AND ACCUMULATED VALUE.........................15
     POLICY LAPSE AND REINSTATEMENT...........................................15
     STATE EXCEPTIONS.........................................................17
POLICY BENEFITS...............................................................17
     DEATH BENEFITS...........................................................17
     POLICY TERMINATION AT ATTAINED AGE 100...................................19
     ACCUMULATED VALUE........................................................19
     POLICY LOANS.............................................................21
     SURRENDER PRIVILEGE......................................................23
     FREE-LOOK PERIOD.........................................................23
CHARGES AND DEDUCTIONS........................................................24
     PREMIUM TAXES............................................................24
     COST OF INSURANCE........................................................24
     DAILY CHARGES AGAINST THE ACCUMULATED VALUE..............................25
     OTHER CHARGES............................................................25
GENERAL PROVISIONS............................................................26
     POSTPONEMENT OF PAYMENTS.................................................26
     THE CONTRACT.............................................................27
     MISSTATEMENT OF AGE OR SEX...............................................27
     SUICIDE..................................................................27
     INCONTESTABILITY.........................................................27
     ASSIGNMENT AS COLLATERAL.................................................28

     NONPARTICIPATING.........................................................28
     OWNERS AND BENEFICIARIES.................................................28
     RECORDS AND REPORTS......................................................28
     WRITTEN NOTICES AND REQUESTS.............................................28
DISTRIBUTION OF THE POLICY....................................................29
FEDERAL TAX MATTERS...........................................................29
     INTRODUCTION.............................................................29
     TAX STATUS OF THE POLICY, TREATMENT OF POLICY BENEFITS AND
     DISTRIBUTIONS............................................................29
     TAXATION OF CHARTER......................................................32
LEGAL CONSIDERATIONS REGARDING EMPLOYMENT-RELATED BENEFIT
PLANS.........................................................................33
SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS..................................33
STATE REGULATION OF CHARTER...................................................33
VOTING RIGHTS.................................................................33
EXECUTIVE OFFICERS AND DIRECTORS OF CHARTER...................................34
LEGAL MATTERS.................................................................37
LEGAL PROCEEDINGS.............................................................37
EXPERTS.......................................................................37
ADDITIONAL INFORMATION........................................................37
FINANCIAL STATEMENTS..........................................................37

                   The Policy is not available in all States.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

--------------------------------------------------------------------------------
                                  DEFINITIONS
--------------------------------------------------------------------------------
ACCUMULATED VALUE - The total on any Valuation Date of the amount(s) in the subaccount(s) (and in the General Account if there is a Policy loan outstanding) for a Policy.

AGE  -  The  Insured's  age  on  his or her birthday nearest to the Policy Date.

ATTAINED AGE - The Insured's age on his or her birthday nearest to the previous Policy Anniversary.

BENEFICIARY - The person(s) named by the Policyowner in the application or by later designation to receive the death benefit upon the death of the Insured.

CASH  VALUE  -  The  Accumulated  Value  less  any  applicable surrender charge.

EFFECTIVE DATE - The date as of which a completed application and the full initial premium payment has been received by Charter.

FREE-LOOK PERIOD - The period of time in which a Policyowner may cancel the Policy and receive a refund. In most states, a Policyowner may cancel the Policy within 10 days of the date it is delivered. In some states, however, it is the later of 10 days from delivery or 45 days from the date the application was completed.

FUND - The Scudder Variable Life Investment Fund, an open-end diversified management investment company in which the subaccounts of the Variable Account invest. The Scudder Variable Life Investment Fund currently consists of the Money Market Portfolio, the Managed Bond Portfolio, the Managed Capital Growth Portfolio, the Managed Diversified Portfolio, the Managed International Portfolio, the Managed Natural Resources Portfolio, and two Managed Zero Coupon Portfolios with target maturity years of 1990 and 2010.

GENERAL ACCOUNT - The assets of Charter other than those allocated to the Variable Account or any other separate account.

HOME OFFICE - The principal office of Charter, located at 8301 Maryland Avenue, St. Louis, Missouri 63105.

INDEBTEDNESS  -  The  loan  balance  including  accrued  interest.

INSURED - The person whose death is the contingency upon which the life insurance is payable.

LOAN  VALUE  -  Ninety  percent  (90%)  of  the  Cash  Value.

MINIMUM DEATH BENEFIT - The minimum amount payable as a death benefit under a Policy so long as the Policy remains in force. The amount will be reduced by any outstanding Indebtedness.

MONTHLY  ANNIVERSARY  -  The  same  date  in  each  month  as  the  Policy Date.

NET  CASH  VALUE  -  The  Cash  Value  less  outstanding  Indebtedness.

POLICY - The variable life insurance policy offered by Charter and described in this Prospectus. It includes the Policy application and any endorsements.

POLICY  ANNIVERSARY  -  The  same  date  in  each  year  as  the  Policy  Date.

POLICY DATE - The date set forth in the Policy that is used to determine Policy Years, Policy Months, and Policy Anniversaries. The Policy Date will be the same as the Effective Date unless the full initial premium is received on the 29th, 30th, or 31st of a month, in which case the Policy Date will be the first business day of the following month.

POLICY MONTH - A period beginning on a Monthly Anniversary and ending on the day immediately preceding the next Monthly Anniversary.

POLICYOWNER - The person who owns the Policy. The original Policyowner is named in the application. Contingent owners may also be named.

POLICY YEAR - A period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary.

PROOF  OF  DEATH  -  One  of  the  following:

          (a) A  certified  copy  of  a  death  certificate;

          (b) A copy of a certified decree of a court of competent jurisdiction as to the finding of death; or

          (c) Any  other  proof  satisfactory  to  Charter.

VALUATION DATE - Each day on which valuation of the assets of the Variable Account is required by applicable law, which currently is each day that the New York Stock Exchange is open for trading.

VALUATION PERIOD - The period that starts at the close of business on a Valuation Date and ends at the close of business on the next succeeding Valuation Date.

--------------------------------------------------------------------------------
                                    SUMMARY
--------------------------------------------------------------------------------
The Following Summary Of Prospectus Information Should Be Read In Conjunction With The Detailed Information Appearing Elsewhere In This Prospectus.

The Policy, like conventional fixed-benefit life insurance, provides, as long as it remains in force, for: (1) the payment of a Minimum Death Benefit to a Beneficiary upon the Insured's death; (2) a Net Cash Value; and (3) surrender rights and Policy loan privileges.

The Policy is unlike conventional fixed-benefit life insurance in that there is no fixed schedule for premium payments. Rather, a Policyowner has the flexibility, subject to certain conditions, to make premium payments in addition to the initial premium payment, or to make no additional premium payments. See "THE POLICY - Premiums." In this respect, the Policy differs in two important ways from a conventional life insurance policy. First, the failure to pay premiums subsequent to the initial premium will not in itself cause the Policy to lapse. Second, the Policy can lapse even if additional premiums have been paid. Lapse will occur when the Net Cash Value is insufficient to pay certain charges deducted on the Monthly Anniversary, and a grace period expires without sufficient additional payments being made by the Policyowner. See "THE POLICY - Policy Lapse and Reinstatement."

The Policy is "variable'' because, unlike conventional fixed-benefit life insurance, a Policyowner allocates net premium(s) to one or more subaccounts of the Variable Account. Each subaccount invests in a designated portfolio of the Fund. The Policyowner bears the investment risk of any depreciation in the value of assets in the elected portfolio(s), and benefits from any appreciation in value. The amount of the death benefit may, and the Accumulated Value will, vary to reflect the investment experience of the elected subaccount(s) of the Variable Account, as well as other factors. See "THE POLICY - Allocation of Net Premiums and Accumulated Value," "POLICY BENEFITS," and "CHARGES AND DEDUCTIONS."

POLICY BENEFITS

Accumulated Value. The Policy provides for an Accumulated Value. The Accumulated Value will reflect the amount and frequency of premium payments, the investment experience of the elected subaccount(s) of the Variable Account, Policy loans, and any charges imposed in connection with the Policy. The entire investment risk is borne by the Policyowner; Charter does not guarantee a minimum
Accumulated  Value.  See  "POLICY  BENEFITS  -  Accumulated  Value."

A Policyowner may surrender a Policy at any time and receive the Net Cash Value, which equals the Accumulated Value less any applicable surrender charge and outstanding Indebtedness. See "POLICY BENEFITS - Surrender Privilege."

Policy Loans. On or after the first Policy Anniversary, the Policyowner may borrow all or a part of the Loan Value of a Policy, less any outstanding
Indebtedness. The Loan Value equals 90% of the Cash Value of the Policy. The maximum interest rate chargeable on the loan is 5.5% per year on the amount of the loan equal to the Cash Value minus 95% of the premium(s) paid, and 7.5% per year on the portion of the loan in excess of that amount.

When a loan is made, a portion of the Policy's Cash Value equal to the amount of the loan will be transferred from the Variable Account (proportionately from the subaccounts, unless the Policyowner requests otherwise) to Charter's General Account, and will earn interest at a rate of 5% per year, which is net of the Policy Administration and Mortality and Expense Risk Charges. See "CHARGES AND DEDUCTIONS - Daily Charges Against the Accumulated Value." Upon partial or full loan repayment, an amount equal to the repaid amount will be transferred from the General Account to the Variable Account. The net cost of all loans on the Policy is the amount of loan interest charges less the interest credited to the Policy in the General Account. See "POLICY BENEFITS - Policy Loans."

Prior to age 59 1/2 a distribution, including a loan, from a Policy entered into after June 20, 1988 may be subject to a 10% penalty tax. See "FEDERAL TAX MATTERS."

Death Benefits. As long as it remains in force, the Policy provides for a death benefit payment upon the death of the Insured. The death benefit is the greater of the current Minimum Death Benefit or a specified percentage of the Accumulated Value. The amount by which the actual death benefit may exceed the Minimum Death Benefit depends upon the amount of the Accumulated Value of the Policy. The death benefit will be reduced by any outstanding Indebtedness. See "POLICY BENEFITS - Death Benefits."

Death  benefit  proceeds  will  be  paid  in  a  lump  sum.

PREMIUMS

The minimum initial premium that may be paid under the Policy is $10,000. The application for the Policy must accompany or precede the full initial premium. The Policy provides that a Policyowner may make an additional premium payment of at least $2,000 once each Policy Year prior to the Insured's Attained Age 70. Additional premiums also may be paid, whenever and to the extent necessary, to prevent lapse.

Currently, Charter permits a total of four additional premium payments of at least $2,000 each in any one Policy Year. However, Charter reserves the right to limit the ability to make more than one additional premium payment in each Policy Year. Under Charter's current practice, additional premiums of at least $2,000 each may also be paid from the Insured's Attained Age 70 through Attained Age 85, subject to underwriting.

The first $5,000 of additional premium payments received in a Policy Year prior to the Insured's Attained Age 70 will be accepted by Charter without evidence of insurability; any amount in excess of $5,000 received in a Policy Year, or any amount received from the Insured's Attained Age 70 through Attained Age 85, will be subject to insurance underwriting by Charter. See "THE POLICY - Premiums."

THE VARIABLE ACCOUNT

Allocation of Premiums. The portion of the premium available for allocation ("net premium") equals the premium paid less the premium tax charge, if any. See "CHARGES AND DEDUCTIONS Premium Taxes." A Policyowner indicates in the application for the Policy the percentages of net premium(s) to be allocated among the subaccounts of the Variable Account. The Variable Account currently consists of eight (8) subaccounts, each of which invests in shares of a designated portfolio of the Fund. The Fund is managed by Scudder, Stevens & Clark, Inc.

The Scudder Variable Life Investment Fund currently consists of the following portfolios:

Money Market Portfolio, which seeks to maintain stability of capital and, consistent therewith, to maintain liquidity of capital and to provide current income.

Managed Bond Portfolio, which seeks to obtain a high level of income consistent with a high-quality portfolio of securities.

Managed Capital Growth Portfolio, which seeks long-term capital appreciation and, consistent therewith, current income through a broad and flexible investment program.

Managed Diversified Portfolio, which seeks to realize a high level of long-term total rate of return consistent with prudent investment risk.

Managed International Portfolio, which seeks long term growth of capital primarily through diversified holdings of marketable foreign equity investments.

Managed Natural Resources Portfolio, which seeks long-term growth of capital and to protect the purchasing power of shareholders' capital by investing primarily in a portfolio of equity securities of domestic and foreign companies with substantial natural resource assets.

Managed Zero Coupon Portfolios, which seek to provide as high an investment return over selected periods as is consistent with investment in United States Government securities and with the minimization of reinvestment risk. The Fund currently offers two Managed Zero Coupon Portfolios with target maturity years of 1990 and 2010.

For a more detailed description of the Fund, see "CHARTER AND THE VARIABLE ACCOUNT - The Fund."

As of the Effective Date of the Policy, the initial net premium will be allocated to the subaccount that invests in the Money Market Portfolio of the Fund ("Money Market Subaccount"). Upon expiration of the Free-Look Period or when Charter receives the signed delivery receipt, the Accumulated Value in the Money Market Subaccount will be allocated among the subaccounts in accordance with the Policyowner's instructions in the application. See "THE POLICY - Issuance of a Policy." A Policyowner may change the allocation of net premiums at the time of payment of additional premiums by notifying Charter in writing.

Transfers. A Policyowner may transfer amounts among the subaccounts. A charge will be made for the third and subsequent transfers made during a Policy Year. The charge is a $10.00 deduction from each subaccount from which amounts are transferred. See "THE POLICY - Allocation of Net Premiums and Accumulated Value."

CHARGES

Premium Taxes. Upon purchase of the Policy, a premium tax is ordinarily payable. The Policy provides that Charter will deduct the amount of premium taxes applicable to a particular Policy from the premium payment(s). These taxes vary from state to state and are also imposed by certain municipalities and counties. As a matter of company practice, Charter is not currently making such deductions where the total premium tax imposed is 4% of premium or less. Charter, however, reserves the right to deduct such charges in respect to future premiums. See
"CHARGES  AND  DEDUCTIONS  -  Premium  Taxes."

Deductions from Accumulated Value. Deductions will be made from the Policy's value in each subaccount the first day of each Policy Month for the cost of insurance charge. In addition, deductions will be made from the Policy's value in each subaccount and the General Account on a daily basis for the administration of the Policy, at an annual rate of .40%, and for the assumption by Charter of certain mortality and expense risks incurred in connection with the Policy, at an annual rate of .90%. See "CHARGES AND DEDUCTIONS - Daily
Charges  Against  the  Accumulated  Value."

No charges are currently made from the Variable Account for Federal or state taxes. Should Charter determine that such taxes may be imposed, it may make deductions from the Variable Account to pay those taxes. See "FEDERAL TAX MATTERS - Taxation of Charter."

Fund Fees and Expenses. In addition, because the subaccounts of the Variable Account purchase shares of the Fund, the value of the net assets of the subaccounts of the Variable Account will reflect the investment advisory fee and other expenses incurred by the Fund. For its advisory services to the portfolios, the Adviser receives compensation monthly at annual rates equal to ..37%, .475%, .475%, .475%, .875%, and .875% of the average daily net asset values of the Money Market Portfolio, the Managed Bond Portfolio, the Managed Capital Growth Portfolio, the Managed Diversified Portfolio, the Managed International Portfolio, and the Managed Natural Resources Portfolio, respectively, and .425% of the average daily net asset values of each of the two Managed Zero Coupon Portfolios. Insurance companies participating in the Fund have agreed to reimburse the Fund to the extent that the total advisory fees and operating expenses for any portfolio exceed .75%, except for the Managed International and the Managed Natural Resources Portfolios where they have agreed to reimburse fees and expenses in excess of 1.50%. These reimbursement arrangements may be modified or terminated in the future. (See the prospectus for "Scudder Variable Life Investment Fund - Investment Adviser.")

Surrender Charge. Upon surrender of the Policy, a charge, which is a Contingent Deferred Sales Charge ("CDSC"), may be imposed with respect to each premium paid. For each premium, the CDSC decreases from 8% to 0%, depending on the length of time between the payment and the date of surrender. The CDSC is intended to compensate Charter for expenses in connection with the sale and distribution of the Policy. See "CHARGES AND DEDUCTIONS - Other Charges."

DISTRIBUTION OF THE POLICY

The Policy will be distributed by registered representatives of CNL, Inc. ("CNL"), a wholly-owned subsidiary of Charter, which acts as the principal underwriter for the Policies, or by registered representatives of broker-dealers who enter into sales agreements with CNL. CNL is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. See "SUMMARY - Distribution of the Policy."

TAX TREATMENT

Death benefits payable under the Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally will not be taxed on the death benefit. Increases in the Cash Value of a Policy should be subject to the same Federal income tax treatment as the cash value under a conventional fixed-benefit policy. Under existing tax law, the Policyowner is not in constructive receipt of the Cash Value until a Policy is surrendered or a portion of the Cash Value is distributed to the owner. A loan on a Policy entered into after June 20, 1988 is a distribution and (as is the case with all pre-death distributions from a Policy entered into after June 20, 1988) is taxable income to the extent of the gain in the Policy. A loan from a Policy entered into prior to June 21, 1988 is generally considered indebtedness and not taxable at the time of receipt. A Policy that was entered into prior to June 21, 1988 and that has been "materially changed" after June 20, 1988 is considered to have been entered into after June 20, 1988 for income tax purposes. Prior to age 59 1/2 a distribution, including a loan, from a Policy entered into after June 20, 1988 may be subject to a 10% penalty tax. See "FEDERAL TAX MATTERS." A change of owners, a collateral assignment, or the payment of an additional Premium may have tax consequences depending upon the particular circumstances. See "FEDERAL TAX MATTERS."

FREE-LOOK PERIOD

The Policyowner is granted a period of time to examine a Policy and return it for a refund. The applicable period of time will depend on the state in which the Policy is issued; however, it will be at least 10 days from the date the Policy is received. See "POLICY BENEFITS - Free-Look Period."

ILLUSTRATIONS OF ACCUMULATED VALUES, CASH VALUES, AND DEATH BENEFITS

Tables are set forth in the Appendix which illustrate how Accumulated Values, Cash Values, and death benefits would change based upon certain hypothetical assumed rates of return for the Variable Account and the charges deducted under the Policy.

 -------------------------------------------------------------------------------
                        CHARTER AND THE VARIABLE ACCOUNT
--------------------------------------------------------------------------------
CHARTER NATIONAL LIFE INSURANCE COMPANY

Charter is a stock life insurance company incorporated under the laws of Missouri on December 7, 1955. Charter is engaged principally in the offering of life insurance policies and had assets of $1.1 billion as of December 31, 1989. The company is admitted to do business in 49 states, the District of Columbia, and Puerto Rico. The principal offices of Charter are at 8301 Maryland Avenue,
St.  Louis,  Missouri  63105.

Charter is a wholly-owned subsidiary of Leucadia National Corporation ("Leucadia"), a New York corporation. Leucadia is a diversified holding company, the shares of which are listed on the New York Stock Exchange and the Pacific Stock Exchange.

Charter owns all of the outstanding stock of CNL, the principal underwriter for the Policies.

THE VARIABLE ACCOUNT

Charter National Variable Account (the "Variable Account") was established by Charter as a separate investment account on January 31, 1986. The Variable
Account will receive and invest the net premiums under the Policies. In addition, the Variable Account may receive and invest net premiums for other variable life insurance policies that might be issued by Charter in the future.

Under Missouri law, the assets of the Variable Account are the property of Charter. Assets in the Variable Account attributable to the Policies are generally not, however, chargeable with liabilities arising out of any other business which Charter may conduct. Assets of the Variable Account will be available to cover the liabilities of the General Account of Charter to the extent that the assets of the Variable Account exceed its liabilities arising under the Policies it supports.

The Variable Account is currently divided into eight (8) subaccounts. Each subaccount invests exclusively in shares of one of the portfolios of the Fund. Income and both realized and unrealized gains or losses from the assets of each subaccount are credited to or charged against that subaccount without regard to income gains or losses from any other subaccount of the Variable Account or arising out of any other business Charter may conduct.

The Variable Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account or Charter by the SEC.

THE FUND

The Variable Account invests in shares of Scudder Variable Life Investment Fund (the "Fund"), a series type mutual fund registered under the 1940 Act with the SEC as an open-end, diversified management investment company. The registration of the Fund does not involve supervision of its management or investment practices or policies by the SEC. The Fund is designed to provide an investment vehicle for variable life insurance and variable annuity contracts. Therefore, shares of the Fund are sold only to insurance company separate accounts. In addition to the Variable Account, shares of the Fund are sold to variable life insurance and variable annuity separate accounts of insurance companies not affiliated with Charter. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts of companies unaffiliated with Charter, or for both variable life insurance separate accounts and variable annuity separate accounts, to invest simultaneously in the Fund, although currently neither Charter nor the Fund foresees any such disadvantages to either variable life insurance or variable annuity policyowners. The management of the Fund intends to monitor events in order to identify any material conflicts between such policyowners and to determine what action, if any, should be taken in response. In addition, if Charter believes that the Fund's response to any of those events or conflicts insufficiently protects Policyowners, it will take appropriate action on its own. (See the prospectus for "Scudder Variable Life Investment Fund - Investment Concept of the Fund.")

The Fund currently consists of the following portfolios which are available under the policy: Money Market Portfolio, Managed Bond Portfolio, Managed Capital Growth Portfolio, Managed Diversified Portfolio, Managed International Portfolio, Managed Natural Resources Portfolio, and two Managed Zero Coupon Portfolios. The assets of each portfolio are held separate from the assets of the other portfolios, and each portfolio has its own distinct investment objective and policies. Each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The investment objectives and policies of the Fund's portfolios are summarized below:

Money Market Portfolio: This portfolio seeks to maintain stability of capital and, consistent therewith, to maintain liquidity of capital and to provide current income. It will invest in money market securities such as U.S. Treasury obligations, commercial paper, and certificates of deposit and bankers' acceptances of domestic and foreign banks, including foreign branches of domestic banks, and will enter into repurchase agreements.

Managed Bond Portfolio: This portfolio pursues a policy of investing for a high level of income consistent with a high-quality portfolio of securities. It invests in U.S. Government, corporate, and other notes and bonds paying high current income.

Managed Capital Growth Portfolio: This portfolio seeks long-term capital appreciation and, consistent therewith, current income through a broad and flexible investment program. The portfolio seeks to achieve these objectives by investing primarily in income-producing, publicly traded equity securities, such as common stocks and securities convertible into common stocks.

Managed Diversified Portfolio: This portfolio's objective is to realize a high level of long-term total rate of return consistent with prudent investment risk. Total rate of return consists of current income, including dividends, interest, and discount accruals, plus capital appreciation, less capital depreciation.

The assets of the Managed Diversified Portfolio will be invested in the following three market sectors:

     (1) Common stock and other equity securities, including the securities in which the Managed Capital Growth Portfolio may invest.
     (2) Bonds, preferred stock and other debt securities with maturities generally exceeding one year, including the securities in which the Managed Bond Portfolio may invest.
     (3) Money market instruments and other debt securities with maturities generally not exceeding one year, including the securities in which the Money Market Portfolio may invest.

Managed International Portfolio: This portfolio seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. It invests in companies, wherever organized, which do business primarily outside the United States. The portfolio intends to diversify investments among several countries and not to concentrate investments in any particular industry.

Managed Natural Resources Portfolio: This portfolio's objectives are to achieve long-term growth of capital and to protect the purchasing power of the capital by investing primarily in a portfolio of equity securities of domestic and foreign companies with substantial natural resource assets. The Portfolio also may invest in debt, preferred or convertible securities, the value of which is related to the market value of some natural resource asset such as gold bullion. The Portfolio may, in seeking to protect the purchasing power of the capital during periods of anticipated instability, invest a majority of its assets in companies that explore for, extract, process or deal in gold or in asset-based securities indexed to the value of gold bullion.

Managed Zero Coupon Portfolios: These portfolios seek to provide as high an investment return over selected periods as is consistent with investment in U.S. Government securities and with the minimization of reinvestment risk. These portfolios invest primarily in U.S. Government zero coupon securities. The Fund currently offers two Managed Zero Coupon Portfolios with target maturity years of 1990 and 2010.

Policyowners in a Managed Zero Coupon Portfolio will receive notice from Charter approximately 30 days prior to the maturity and resulting liquidation of the portfolio. That notice will be accompanied by a request for the Policyowner to instruct Charter as to how the funds in the liquidating portfolio should be reallocated. Reallocations may be made to any or all of the other subaccounts of the Variable Account. If reallocation instructions are not received prior to the liquidation date, the amount in the liquidating portfolio will be transferred to the subaccount that invests in the Money Market Portfolio. Reallocations or transfers resulting from the liquidation of a portfolio are not considered "transfers" for purposes of the transfer charge imposed under the Policy. See "THE POLICY - Allocation of Accumulated Value."

There is no assurance that any Portfolio will achieve its stated objective.

More detailed information, including a description of risks involved in investing in each of the Portfolios, is contained in the prospectus for the Fund, a current copy of which is included in this Prospectus. Information contained in the Fund's prospectus should be read carefully before investing in a Policy.

Scudder, Stevens & Clark, Inc., an investment adviser registered with the SEC under the Investment Advisers Act of 1940 (the "Adviser"), manages daily investments and business affairs of the Fund, subject to the policies established by the trustees of the Fund. For its advisory services to the portfolios, the Adviser receives compensation monthly at annual rates equal to ..37%, .475%, .475%, .475%, .875%, and .875% of the average daily net asset values of the Money Market Portfolio, the Managed Bond Portfolio, the Managed Capital Growth Portfolio, the Managed Diversified Portfolio, the Managed International Portfolio, and the Managed Natural Resources Portfolio, respectively, and .425% of the average daily net asset values of each of the two Managed Zero Coupon Portfolios. For additional information, see the Scudder Variable Life Investment Fund Prospectus.

On April 4, 1990 Charter, after receiving an order of approval from the SEC, eliminated three subaccounts of the Variable Account which had invested in the Managed Zero Coupon Portfolios with maturity dates of 1995, 2000 and 2005. On that date, it transferred the remaining assets in those subaccounts to certain subaccounts investing in other Portfolios of the Fund. Charter and its affiliates did not receive any compensation or remuneration as a result of this transaction.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

Charter reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Variable Account or that the Variable Account may purchase. Charter reserves the right to eliminate the shares of any of the portfolios of the Fund and to substitute shares of another portfolio of the Fund or of another registered open-end investment company, if the shares of a portfolio are no longer available for investment, or if in its judgment further investment in any portfolio becomes inappropriate in view of the purposes of the Variable Account. Charter will not substitute any shares attributable to a Policyowner's interest in a subaccount of the Variable Account without notice to the Policyowner and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Policyowners.

Charter also reserves the right to establish additional subaccounts of the Variable Account, each of which would invest in a new portfolio of the Fund, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of Charter, marketing needs or investment conditions warrant, and any new subaccounts will be made available to existing Policyowners on a basis to be determined by Charter. Charter may also eliminate or combine one or more subaccounts, or it may substitute one subaccount for another subaccount, if, in its sole discretion, marketing, tax, or investment conditions warrant.

In the event of a substitution or change, Charter may, if it considers it necessary, make such changes in the Policy by appropriate endorsement. Charter will notify all Policyowners of any such changes.

If deemed by Charter to be in the best interests of persons having voting rights under the Policy, the Variable Account may be: (a) operated as a management company under the 1940 Act; (b) deregistered under that Act in the event such registration is no longer required; or (c) combined with other Charter separate accounts. To the extent permitted by applicable law, Charter may also transfer the assets of the Variable Account associated with the Policies to another separate account.

--------------------------------------------------------------------------------
                                   THE POLICY
--------------------------------------------------------------------------------

ISSUANCE OF A POLICY

Charter stopped issuing new Policies effective May 1, 1990. For Charter to have issued a Policy it must have received a completed application and an initial premium at its Home Office. A Policy ordinarily was issued only for Insureds Age 1 through 80 who supplied satisfactory evidence of insurability to Charter. See "THE POLICY - State Exceptions." Acceptance of an application was subject to insurance underwriting by Charter, and Charter reserved the right to decline an application for any reason subject to the requirements imposed by law in the jurisdiction where the requested insurance policy was to be issued and delivered.

After underwriting was completed and the Policy delivered to the Policyowner, insurance coverage under the Policy was deemed to have begun as of the Effective Date. The Effective Date is the date as of which a completed application and the full initial premium (see "Premiums," below) were received at Charter. The Policy Date is the same as the Effective Date except that if the Effective Date is the 29th, 30th, or 31st of the month, the Policy Date is the first of the following month. The Policy Date is the date used to determine Policy Years, Policy Months, and Policy Anniversaries.

Temporary Insurance Coverage. During the period between the Effective Date and the date a Policy is delivered, the Insured will be covered by an amount of insurance equal to the lesser of (1) the Minimum Death Benefit applied for, or
(2) $100,000 less any other life insurance then in force with Charter with respect to the Insured. This temporary insurance coverage will not apply with respect to applications that are ultimately rejected by Charter.

PREMIUMS

Premium payments shall be made to Charter at its Home Office. Checks for such payments ordinarily must be made payable to Charter National Life Insurance Company.

Initial Premium. The minimum initial premium that Charter will accept under a Policy is $10,000. Charter reserves the right to increase or decrease this amount for a class of Policies issued after some future date. See "THE POLICY - Premium Discount for Certain Persons."

For a given initial premium, the Minimum Death Benefit will depend on the age, sex, and rate class of the Insured. The Minimum Death Benefit for a given initial premium will be consistent with the assumptions for the Guideline Single Premium calculated under section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). The assumptions used in the calculation of the Minimum Death Benefit include an assumed interest rate of 6.3%.

The illustration of the Minimum Death Benefit for a given initial premium at certain issue ages is provided below. The illustration assumes that the Insured is in the standard rate class.

                  MINIMUM DEATH BENEFIT PER $10,000 OF PREMIUM
   MALE                            AGE                              FEMALE
$  134,650                         10                              $ 169,861
$   93,485                         20                              $ 115,918
$   64,993                         30                              $  78,569
$   43,706                         40                              $  52,767
$   30,065                         50                              $  36,320
$   21,511                         60                              $  25,594
$   16,278                         70                              $  18,467
$   13,262                         80                              $  14,108

The initial premium, minus a cost of insurance charge (the "initial net premium") (see "CHARGES AND DEDUCTIONS") will be allocated automatically to the subaccount that invests in the Money Market Portfolio of the Fund ("Money Market Subaccount"). The initial net premium will remain credited in the Money Market Subaccount until, if the application is ultimately accepted and the Policy is issued, the later of: (1) 10 days from the date the Policy has been received and accepted by the Policyowner (as indicated on a signed delivery receipt), or (2) the date Charter receives the signed delivery receipt. At that time, the Accumulated Value in the Money Market Subaccount will be allocated to the subaccount(s) elected by the Policyowner in the application for the Policy. An additional premium payment may have Federal Income Tax Consequences. See "FEDERAL TAX MATTERS."

In the event an application is declined, the initial premium will be refunded, together with any earnings thereon in the Money Market Subaccount.

The initial premium is the only premium required to be paid under a Policy. However, additional premiums may be necessary to keep the Policy in force. See "THE POLICY - Policy Lapse and Reinstatement."

Additional Premiums. The Policy provides that the Policyowner may make an additional premium payment of at least $2,000 once each Policy Year prior to the Insured's Attained Age 70. Additional premiums also may be paid, whenever and to the extent necessary, to prevent lapse. See "THE POLICY - Policy Lapse and Reinstatement."

Currently, Charter permits a total of four additional premium payments of at least $2,000 each in any one Policy Year. However, Charter reserves the right to limit the ability to make more than one additional premium payment in each Policy Year. Under Charter's current practice, additional premiums of at least $2,000 each may also be paid from the Insured's Attained Age 70 through Attained Age 85, subject to underwriting.

The first $5,000 of additional premium payment(s) received in a Policy Year prior to the Insured's Attained Age 70 will be accepted by Charter without evidence of insurability, and will be for the same rate class for which the Policy was originally issued. On the date any such premium is received, the resulting net premium will be allocated to the subaccount(s) in the same proportion as the previous net premium, unless written instructions to the contrary' are received together with the additional premium payment.

The amount of additional premium(s) in excess of $5,000 received in a Policy Year will be subject to insurance underwriting by Charter. Thus, Charter reserves the right to request evidence of insurability and to decline any additional premium payment(s) in excess of $5,000 in a Policy Year. If Charter requests such evidence of insurability, the net premium resulting from the excess over $5,000 ("excess net premium") will be placed in the Money Market Subaccount on the date received. After underwriting is completed with respect to the excess additional premium: (1) if coverage is approved, the excess net premium, together with investment experience credited to it in the Money Market Subaccount, will be allocated to the subaccount(s) of the Variable Account in the same proportion as the previous net premium, unless otherwise requested; and
(2) if coverage is declined, the amount of the additional premium in excess of $5,000 will be returned to the Policyowner, together with any earnings thereon in the Money Market Subaccount.

Under its current practice, Charter will follow the same underwriting and allocation procedures for any premiums received from the Insured's Attained Age 70 through Attained Age 85, regardless of whether the amount is in excess of $5,000.

Effect of Additional Premiums on Death Benefit. Any additional premiums paid under a Policy will cause the death benefit to increase. See "POLICY BENEFITS - Death Benefits." An increase in the death benefit will cause the cost of insurance charge to increase. See "CHARGES AND DEDUCTIONS - Cost of Insurance."

Effect on Outstanding Loans. Unless the Policyowner indicates that the payment should be treated otherwise, payments made will be treated as payment of any outstanding Indebtedness. Where no indication is made, the portion of a payment that exceeds the amount of any Indebtedness will be treated as a premium payment. See "POLICY BENEFITS - Policy Loans."

PREMIUM DISCOUNT FOR CERTAIN PERSONS

Registered principals, registered representatives, directors, and employees of CNL and its affiliates may receive a discount equal to 5% on each premium paid under Policies insuring their lives or the lives of their family members. The discount will be effected by CNL paying 5%, and the eligible Policyowner paying 95%, of the premium. For example, an eligible Policyowner would receive credit for a premium of $10,000 if he or she makes a payment of $9,500, because CNL will contribute the remaining $500. The minimum initial premium for Policies issued to this class of persons is $2,000.

ALLOCATION OF NET PREMIUMS AND ACCUMULATED VALUE

Allocation of Net Premiums. A Policyowner allocates net premium(s) to subaccount(s) of the Variable Account. A Policyowner must indicate the initial allocation in the Policy application. All allocations must be made in whole percentages.

Allocation of Accumulated Value. After the end of the Free-Look Period or when Charter receives the signed delivery receipt, whichever is later (see "POLICY BENEFITS - Free-Look Period"), the Policy's Accumulated Value in the Money Market Subaccount will be allocated to the subaccount(s) of the Variable Account in accordance with the Policyowner's allocation instructions in the application. Net premium(s) continue to be allocated in accordance with the Policyowner's instructions in the application unless collectively written instructions are received with an additional premium payment. Once a change in allocation is made, all future net premiums will be allocated in accordance with the new allocation, unless contrary written instructions are received with future premium payments.

The value of amounts allocated to subaccounts of the Variable Account will vary with the investment experience of the chosen subaccounts, and the Policyowners bear the entire investment risk. Policyowners should, before making additional premium payments, review their allocation of premiums in light of market conditions and their personal situations.

Transfers. Amounts may be transferred among the subaccounts of the Variable Account. There is no limit on the number of transfers that may be made during a Policy Year. Charter will, however, deduct a charge for the third and subsequent transfer requests made during the Policy Year. The charge is a $10 deduction from each subaccount from which amounts are transferred. All transfers made at the same time will be treated as one request. Transfer charges will only be imposed for transfers which result from a Policyowner's transfer request. Transfers are not taxable transactions.

Transfer requests must be in writing in a form acceptable to Charter, or by telephone if a currently valid telephone transfer request form is on file with Charter. See "GENERAL PROVISIONS - Written Notices and Requests." Transfers will be deemed effective, and values in connection with transfers will be determined, as of the end of the Valuation Period during which the transfer request is received.

Policyowners should periodically review the distribution of their values among subaccounts in light of market conditions and their personal situations.

POLICY LAPSE AND REINSTATEMENT

Lapse. Lapse will occur only when the Net Cash Value of a Policy is insufficient to cover the monthly deduction for the cost of insurance, and a grace period expires without a sufficient payment being made. See "CHARGES AND DEDUCTIONS." Thus, the failure to make an additional premium payment will not in itself cause the Policy to lapse.

A grace period of 61 days will begin when the Policyowner is sent notice that the Net Cash Value of the Policy is insufficient to cover the monthly deduction for the cost of insurance. Failure to make a sufficient payment during the grace period will cause the Policy to lapse and terminate without value.

The minimum amount of premium payment or partial loan repayment that can be paid by the Policyowner during the grace period is equal to three times the current cost of insurance charge. See "CHARGES AND DEDUCTIONS - Cost of Insurance." So long as there is outstanding Indebtedness, that portion of any payment received during the grace period that exceeds the amount necessary to keep the Policy in force will be treated as a repayment of Indebtedness, unless Charter receives an indication otherwise with such payment. The maximum amount of premium that may be paid during the grace period to prevent lapse is equal to 12 times the cost of insurance charge. On the date received, the net premium will be placed in the subaccounts in the same proportion as the prior net premium, unless otherwise requested.

The restrictions ordinarily applicable to additional premium payments will not apply to amounts paid to prevent lapse. Amounts over and above the amounts necessary to prevent lapse may be paid as additional premiums, however, to the extent otherwise permitted. See "THE POLICY - Premiums."

Payment of amounts to prevent lapse will cause total premiums paid to exceed the Guideline Single Premium, and the Minimum Death Benefit will be increased. See "POLICY BENEFITS - Death Benefits."

The death benefit payable during the grace period will be the death benefit in effect immediately prior to the grace period, less any Indebtedness.

Reinstatement. A lapsed Policy may be reinstated at any time within five years after the date of lapse if:

     (1) a written application for reinstatement is submitted to Charter at its Home Office;
     (2) evidence of insurability for the original rate class satisfactory to Charter is provided; and
     (3) any unpaid charge or Indebtedness is repaid or restored with interest at the rate of 6% per year compounded annually from the date of the lapse.

The amount of the Accumulated Value on the date of reinstatement will be equal to the amount of the Accumulated Value on the date of lapse increased by any General Account interest at 5% and by any net premium(s) allocated to the Variable Account at reinstatement.

The Policy is not eligible for subaccount investment experience between the date of lapse and the date of reinstatement.

Reinstatement will be effective as of the date of approval by Charter. Charter will not reinstate a Policy that has been surrendered. See "POLICY BENEFITS - Surrender Privilege."

STATE EXCEPTIONS

The Policies issued to residents of various states may vary according to the requirements of specific state insurance departments as listed below:

Connecticut Residents: A Policy issued to a resident of Connecticut may be exchanged for a fixed-benefit nonparticipating policy ("New Policy"). The exchange must be elected within 18 months of the date of delivery as shown on the Delivery Receipt. No evidence of insurability will be required for the "New Policy." The "New Policy" will have the same initial Minimum Death Benefit, Policy Date, issue age, and rate class as the Policy. The exchange will be subject to a cash adjustment based upon the difference in Accumulated Values between the Policy and the "New Policy." This cash adjustment, in most instances, will require a payment by the Policyowner or by Charter. The minimum amount of a policy loan for a Policy issued to a resident of Connecticut is $200. See "POLICY BENEFITS - Policy Loans."

Indiana Residents: A Policy will be issued only for Insureds Age 1 through 70 to a resident of Indiana. See "THE POLICY - Issuance of a Policy."

Montana Residents: The Cost of Insurance rates for a Policy issued to a female resident of Montana will be identical to the Cost of Insurance rates charged male insureds. See "CHARGES AND DEDUCTIONS - Cost of Insurance."

--------------------------------------------------------------------------------
                                POLICY BENEFITS
--------------------------------------------------------------------------------

DEATH BENEFITS

As long as the Policy remains in force (see "THE POLICY - Policy Lapse and Reinstatement"), the Policy provides for the payment of death benefits to the Beneficiary upon the death of the Insured. Death benefits payable will be determined as of the date of death. The death benefit will be paid in a lump sum and will be reduced by any outstanding Indebtedness.

The death benefit will equal the greater of the current Minimum Death Benefit of the Policy or the applicable percentage of Accumulated Value as of the date of death ("Variable Death Benefit"). The applicable percentage is 250% for an Insured aged 40 or below on the Policy Anniversary prior to the date of death. For Insureds with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the table below. Accordingly, the death benefit will remain level unless the Variable Death Benefit exceeds the current Minimum Death Benefit, in which case the amount of the death benefit will vary as the Accumulated Value varies.

It is unlikely that the Variable Death Benefit will exceed the Minimum Death Benefit for a number of years after issuance of a Policy. The Variable Death Benefit will not be greater than the Minimum Death Benefit unless and until the annual gross rate of return has averaged more than 6.9% for a sufficient period of time. The more favorable the investment experience is, the less time will be required for the Variable Death Benefit to exceed the Minimum Death Benefit.

                         TABLE OF DEATH BENEFIT FACTORS

Attained      Applicable      Attained      Applicable      Attained      Applicable      Attained      Applicable
Age           Percentage      Age           Percentage      Age           Percentage      Age           Percentage
41               243          51               178          61               128          71               113
42               236          52               171          62               126          72               111
43               229          53               164          63               124          73               109
44               222          54               157          64               122          74               107
45               215          55               150          65               120          75-90            105
46               209          56               146          66               119          91               104
47               203          57               142          67               118          92               103
48               197          58               138          68               117          93               102
49               191          59               134          69               116          94-100           101
50               185          60               130          70               115

Example. For purposes of this example, assume that the Insured's Attained Age is less than 40 and that there is no outstanding Indebtedness. A Policy with a $100,000 Minimum Death Benefit will generally pay $100,000 in death benefits. The Variable Death Benefit will be 250% of the Accumulated Value. Therefore, any time the Accumulated Value of the Policy exceeds $40,000, the death benefit will exceed the $100,000 Minimum Death Benefit. Each additional dollar added to Accumulated Value above $40,000 will increase the death benefit by $2.50. Thus, a Policyowner with an Accumulated Value of $50,000 will be entitled to a death benefit of $125,000 ($50,000 x 250%); an Accumulated Value of $100,000 will yield a death benefit of $250,000 ($100,000 x 250%).

Similarly, so long as Accumulated Value exceeds $40,000, each dollar reduction in Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $50,000 to $45,000 because of charges or negative investment performance, the death benefit will be reduced from $125,000 to $112,500. If at any time, however, the Variable Death Benefit is less than the current Minimum Death Benefit, the death benefit will equal the current Minimum Death Benefit of the Policy.

The applicable percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the illustration were 55, for example, the applicable percentage would be 150%. The death benefit would not exceed the $100,000 Minimum Death Benefit unless the Accumulated Value exceeded approximately $66,667, and each one dollar then added to or taken from the Accumulated Value would change the death benefit by $1.50.

Change in Minimum Death Benefit. The Minimum Death Benefit under a Policy will increase each time an additional premium is paid. See "THE POLICY - Premiums." For each dollar of additional premium paid, the Minimum Death Benefit will increase by the factor for the Attained Age, sex, and rate class of the Insured, as set forth in the Additional Death Benefit Factor table contained in the Policy. The factor declines as the Insured's Attained Age increases.

The  following  example  shows  how  the  Minimum  Death  Benefit  may  change:

A Policy with a $10,000 initial premium and a $43,706 initial Minimum Death Benefit is issued on a Male Insured, Age 40, in the standard rate class. Assume a $2,000 additional premium is paid during the second Policy Year. The applicable death benefit factor for age 41 is 4.20396. Thus, the Minimum Death Benefit is increased by $2,000 x $4.20396, or $8,408. The new Minimum Death Benefit would be $8,408 + $43,706, or $52,114. All subsequent premiums will also increase the Minimum Death Benefit based upon the amount of the premium and the applicable death benefit factor.

Effect on Cost of Insurance Charge. Any change in the death benefit will affect the net amount at risk, which would, in turn, affect a Policyowner's cost of insurance charge. See "CHARGES AND DEDUCTIONS - Cost of Insurance."

Payment of Death Benefit. Death benefits under the Policy will ordinarily be paid within seven days after Charter receives all documentation required for such a payment. Payments may be postponed in certain circumstances. See "GENERAL PROVISIONS - Postponement of Payments."

POLICY TERMINATION AT ATTAINED AGE 100

If the Insured is living on the Policy Anniversary nearest the Insured's Attained Age 100, Charter will pay to the Policyowner the Accumulated Value of the Policy, reduced by any outstanding Indebtedness. Payment ordinarily will be made within seven days of the Policy Anniversary, although payments may be postponed in certain circumstances. See "GENERAL PROVISIONS - Postponement of Payments."

ACCUMULATED VALUE

The Policy's Accumulated Value will reflect the investment performance of the elected subaccount(s) of the Variable Account, the frequency and amount of premiums paid, transfers between subaccounts, any Policy loans, and any charges assessed in connection with the Policy. A Policyowner may at any time surrender the Policy and receive the Policy's Net Cash Value, which equals the Accumulated Value less surrender charges (CDSC) and Indebtedness. See "POLICY BENEFITS - Surrender Privilege." There is no minimum guaranteed Accumulated Value.

Calculation of Accumulated Value. The Accumulated Value of a Policy is the total of the Policy's values in the subaccounts (and in the General Account if there is a Policy loan outstanding). The Accumulated Value is determined on a daily basis. It will first be calculated on the Effective Date. On that date, the Accumulated Value equals the initial premium less premium taxes, if any, and if the Policy Date is the Effective Date, the cost of insurance charge for the first Policy Month. See "CHARGES AND DEDUCTIONS."

Thereafter, for each Valuation Period, the Policy's value in any subaccount will equal:

     (1) The Policy's value in the subaccount at the end of the preceding Valuation Period, multiplied by the Investment Experience Factor (defined below) for the current Valuation Period; plus
     (2) Any net premium payments received during the current Valuation Period which are allocated to the subaccount; plus
     (3) All amounts transferred to the subaccount, either from another subaccount or from the General Account in connection with the repayment of a Policy loan (see "POLICY BENEFITS - Policy Loans") during the current Valuation Period; minus
     (4) All amounts transferred from the subaccount during the current Valuation Period; minus
     (5) Any charge made for transfers from the subaccounts during the current Valuation Period; minus
     (6) The pro rata portion of the monthly cost of insurance charge attributable to the subaccount if a Policy Month began during the Valuation Period. See "CHARGES AND DEDUCTIONS - Cost of Insurance."

There will also be Policy value in the General Account if there is a Policy loan outstanding. The General Account is credited with amounts transferred from subaccounts in connection with Policy loans. The General Account balance accrues daily interest at the annual rate of 5% net of the administration and mortality and expense risk charges. See "POLICY BENEFITS - Policy Loans."

Unit Value. Each subaccount has a distinct Unit Value. When net premiums or other amounts are allocated to a subaccount, a number of units are purchased based on the Unit Value of the subaccount as of the end of the Valuation Period during which the allocation is made. When amounts are transferred out of, or deducted from, a subaccount, units are redeemed in a similar manner.

For each subaccount, the Unit Value was initially set at $1.00. The Unit Value for each subsequent Valuation Period is the Investment Experience Factor for that Valuation Period multiplied by the Unit Value for the immediately preceding period. Each Valuation Period has a single Unit Value which applies for each day in the period.

Investment Experience Factor. The Investment Experience Factor measures the investment performance of a subaccount during a Valuation Period. Each subaccount has its own distinct Investment Experience Factor. The Investment Experience Factor of a subaccount for a Valuation Period is (a) divided by (b), minus (c), where:

(a) is    (1)  the value of the net assets of the subaccount at the end of the preceding Valuation Period, plus

          (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that subaccount during the Valuation Period for which the Investment Experience Factor is being determined, minus

          (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, minus

          (4) any amount charged against the subaccount for taxes or any amount set aside during the Valuation Period by Charter as a provision for taxes attributable to the operation or maintenance of that subaccount; and

(b) is the value of the net assets of that subaccount at the end of the preceding Valuation Period; and

(c) is a change that will not exceed .0035849% for each day in the Valuation Period. This corresponds to an annual rate of 1.30% of the net assets of the subaccount and compensates Charter for administrative expenses and certain mortality and expense risks assumed. See "CHARGES AND DEDUCTIONS - Daily Charges Against the Accumulated Value."

Valuation Date and Valuation Period. A Valuation Date is each day on which valuation of the subaccounts is required by applicable law, which currently is each day the New York Stock Exchange is open for trading. A Valuation Period is the period between successive Valuation Dates. It starts at the close of business on each Valuation Date and ends at the close of business on the next succeeding Valuation Date.

POLICY LOANS

The Policy provides that on or after the first Policy Anniversary, a Policyowner may, by written request to Charter, borrow all or part of the Loan Value of the Policy, less any outstanding Indebtedness. As a matter of company practice, effective October 15, 1987, Charter permits a Policyowner to borrow all or part of the Loan Value of the Policy beginning on the sixth Monthly Anniversary. Charter, however, reserves the right to rescind this practice. Under the Policy, Charter will not make loans of less than $500. See "THE POLICY - State Exceptions." The Policy will be the only security for the loan. The Loan Value of a Policy is 90% of the Cash Value during the Valuation Period in which the request for the loan is received. Any amount due a Policyowner under a Policy loan ordinarily will be paid within seven days after Charter receives the loan request at its Home Office, although payments may be postponed under certain circumstances. See "GENERAL PROVISIONS - Postponement of Payments."

When a Policy loan is made, the amount of the loan will be transferred from the Variable Account to the General Account. Unless a different allocation is requested, amounts will be transferred to the General Account in the same proportion that the Policy's value in each subaccount bears to the total of the Policy's values in all of the subaccounts at the end of the Valuation Period during which the request is received. Policy values transferred to the General Account to secure a Policy loan will accrue interest daily at an annual rate of 5%, net of administration and mortality and expense risk charges. Interest will be credited on each Monthly Anniversary.

On each Policy Anniversary, any interest credited to the Policy's value in the General Account will be transferred to the Variable Account and allocated to the subaccounts in the same proportion that the Policy's value in each subaccount bears to the total of the Policy's values in all of the subaccounts at the end of the Valuation Period during which the transfer is made.

Interest Charged. The interest charged on Policy loans accrues daily and will not exceed an annual rate of (a) 5.5% on the amount of the loan(s) up to the amount of the Accumulated Value less 95% of the premiums paid, and (b) 7.5% on the portion of the loan(s) in excess of that amount. Interest on Policy loans is payable in arrears and due on each Policy Anniversary. Interest not paid when due will be added to the amount of the loan. This means that an additional loan will be made to pay the interest.

The interest rates described above are maximum rates; lower rates may be charged. The current rates are 5.25% and 6.25%, respectively. The applicable interest rate on a Policy loan will be set initially when the loan is made and redetermined on each Policy Anniversary. Policyowners will receive prior notice of any adjustment to the Policy loan interest rate.

On each Policy Anniversary, an amount equal to any due and unpaid interest under a Policy will be transferred from the subaccount(s) of the Variable Account to the General Account as security for the additional Indebtedness. The transfer will be made in the same proportion that the Policy's value in each subaccount bears to the total of the Policy's values in all of the subaccounts.

Loan Repayment. As long as a Policy is in effect, Policy loans may be repaid at any time, in whole or in part. Unless the Policyowner indicates otherwise, any payments received while there is outstanding Indebtedness will be presumed to be repayment of Indebtedness. As Indebtedness is repaid, the value of the Policy in the General Account securing the Policy loan will be transferred to the Variable Account. The transfer will be allocated among the subaccounts in the same proportion that the Policy's value in each subaccount bears to the total of the Policy's values in all of the subaccounts, unless otherwise requested by the Policyowner. Transfers from the General Account to the Variable Account as a result of the repayment of debt will be allocated as of the end of the Valuation Period during which the repayment is received.

Effects of Policy Loan. If Indebtedness exceeds Cash Value, Charter will notify the Policyowner and any assignee of record. See "GENERAL PROVISIONS - Written Notices and Requests." A sufficient payment must be made to Charter within 61 days of the date such notice is sent to the Policyowner, or the Policy will lapse and terminate without value. The Policy may, however, be reinstated. See "THE POLICY - Policy Lapse and Reinstatement."

Whether or not a Policy loan is repaid, a loan will have a permanent effect on the Cash Value of a Policy. This is because the collateral for the loan (the amount held in the General Account) does not participate in the performance of the subaccounts while the loan is outstanding. If the amount credited to the collateral is more than the amount that would have been earned in the subaccounts, the Cash Value will, and the death benefit may, be higher as a result of the loan. Conversely, if the amount credited in the General Account is less than would have been earned in the subaccounts, the Cash Value, as well as the death benefit, may be less.

A loan taken from, or secured by, a Policy entered into after June 20, 1988 is a distribution, is taxable income to the extent of the gain in the Policy, and prior to age 59 1/2 may be subject to a 10% penalty tax. See "FEDERAL TAX MATTERS."

SURRENDER PRIVILEGE

At any time while the Insured is alive, a Policyowner may surrender the Policy by written request filed with Charter at its Home Office. Upon surrender, the Policyowner will receive the Net Cash Value of the Policy. The Net Cash Value is equal to the Accumulated Value less any applicable surrender charge (CDSC) and any Indebtedness. See "Surrender Charge," below. The Net Cash Value will ordinarily be paid within seven days of receipt of the written request, although postponement of payments may occur in certain circumstances. See "GENERAL PROVISIONS - Postponement of Payments." Amounts paid upon surrender will be paid in a lump sum. A surrender will have Federal Tax Consequences. See "FEDERAL TAX MATTERS."

Partial  surrenders  are  not  permitted.

Surrender Charge. Upon the surrender of a Policy, the amount payable may reflect a deduction for the applicable surrender charge, which is a Contingent Deferred Sales Charge ("CDSC"). The amount of the surrender charge (CDSC) will be calculated as a percentage of each premium paid under the Policy. For the initial premium, during the period from the Policy Date up to but not including the first Policy Anniversary, the rate is 8%; on the first Policy Anniversary, the rate decreases to 7%, and on each of the next seven Policy Anniversaries it will decrease an additional 1%. Thus, there will be no surrender charge (CDSC) with respect to the initial premium beginning on the eighth Policy Anniversary.

For each additional premium (see "THE POLICY - Premiums"), the rate will be 8% until the next Policy Anniversary following receipt of the premium. Thereafter, the rate will decrease by 1% on each of the next seven Policy Anniversaries.

The applicable surrender charge (CDSC) will be determined based upon the date the written request for surrender is received by Charter.

FREE-LOOK PERIOD

The Policyowner may, until the end of the period of time specified in the Policy, examine the Policy and return it for a refund. The applicable period of time will depend on the state in which the Policy is issued. In most states it is 10 days after the Policy is received by the Policyowner. In some states, however, it is the later of 10 days from delivery or 45 days from the date the application was completed. The amount of the refund also will depend on the state in which the Policy is issued. Ordinarily, the amount of the refund will be the premium paid. However, some states may require a return of the Accumulated Value, plus charges deducted. See "THE POLICY - Premiums." A Policyowner seeking a refund should return the Policy to either Charter at its Home Office or to the registered agent who sold the Policy.

CHARGES AND DEDUCTIONS

Certain charges and deductions will be made in connection with the Policy to compensate Charter for: (1) providing the insurance benefits set forth in the Policy; (2) assuming certain risks in connection with the Policy; (3) administering the Policy; and (4) incurring expenses in distributing the Policy.

PREMIUM TAXES

Various states and subdivisions impose a tax on premiums received by insurance companies. Currently, premium taxes vary in amount from state to state, and are also imposed by certain municipalities and counties. The Policy provides that Charter will deduct the amount of the premium taxes applicable to a particular Policy from the premium payment(s). As a matter of company practice, Charter is not currently making such deductions where the total premium tax imposed is 4% of premium or less. Charter, however, reserves the right to deduct such charges from future premiums.

Currently, certain municipalities and counties in Kentucky impose premium taxes that exceed 4% of premium(s) when added to the Kentucky state premium tax. Charter currently will not make the Policy available for sale in these municipalities and counties or in any other states or political subdivisions where the total premium tax exceeds 4% of premium.

COST OF INSURANCE

A monthly deduction is made from the subaccounts for the cost of insurance. The cost of insurance charge is deducted monthly in advance.

The cost of insurance will be calculated on the Policy Date and on each Monthly Anniversary thereafter. If the Monthly Anniversary falls on a day other than a Valuation Date, the charge will be determined on the next Valuation Date. The cost of insurance charge is determined by multiplying the applicable cost of insurance rate (see below) by the "net amount at risk" for each Policy Month. The net amount at risk for a Policy Month is (a) the death benefit at the beginning of the Policy Month divided by 1.0040741 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 5%), less (b) the Accumulated Value of the Policy at the beginning of the Policy Month. The net amount at risk is then divided by $1,000 and multiplied by the applicable cost of insurance rate or rates.

The net amount at risk may increase or decrease depending on investment experience, the payment of additional premiums, Policy loans, and the application of the Minimum Death Benefit formula. Accordingly, the cost of insurance charges may increase or decrease over time.

Cost of Insurance Rate. Cost of insurance rates are based on the sex, Attained Age, and rate class of the Insured. See "THE POLICY - State Exceptions." The cost of insurance rates under the Policy for standard rate classes do not exceed those based on the Commissioners 1980 Standard Ordinary Mortality Table. The cost of insurance rates are higher for male Insureds than for female Insureds of the same age and rate class, and ordinarily increase with age. Cost of insurance rates may never exceed the maximum cost of insurance rates allowed by the Policy.

Rate Class. The rate class of an Insured will affect the cost of insurance rate. Charter currently places Insureds into standard rate classes and rate classes involving a higher mortality risk. The cost of insurance rates for rate classes involving a higher mortality risk are multiples of the standard rates.

DAILY CHARGES AGAINST THE ACCUMULATED VALUE

Mortality and Expense Risk Charge. Charter deducts a daily charge from the Accumulated Value for assuming certain mortality and expense risks in connection with the Policies. A daily rate of .0024819% of the Policy's value in the subaccount(s) and the General Account is charged. This corresponds to an annual rate of .90%. This rate is guaranteed not to increase for the duration of the Policy.

The mortality risk assumed is that Insureds may live for a shorter period of time than estimated and, therefore, a greater amount of death benefits than expected will be payable over a particular period of time. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated and, therefore, will exceed the expense charge limitation under the Policies. (See "Policy Administration Charge," below.) The mortality and expense risk charge may be a source of profit for Charter if it proves to be more than sufficient to meet risk-related expenses in the future.

Policy Administration Charge. Charter has primary responsibility for the administration of the Policy and the Variable Account. Administrative expenses for Charter include processing applications, loans and loan repayments, Policy changes, cash surrenders, and death claims; paying for medical exams; determining insurability and the Insureds' rate classes; premium billing and collection; recordkeeping and reporting; and overhead costs. Charter deducts a daily charge from the Accumulated Value for incurring administrative expenses in connection with the Policy and the Variable Account. A daily rate of .0011030% of the Policy's value in the subaccount(s) and the General Account is charged. This corresponds to an annual rate of .40%. This rate is guaranteed not to increase for the life of the Policy. Charter does not anticipate that it will make any profit on this charge.

OTHER CHARGES

Surrender Charge. Upon surrender of the Policy, a charge, which is a Contingent Deferred Sales Charge ("CDSC"), may be imposed with respect to each premium paid. For each premium, the charge decreases from 8% to 0%, depending on the length of time between the payment and the date of surrender. The surrender charge (CDSC) is intended to partially compensate Charter for expenses in connection with the sale and distribution of the Policy. To the extent that sales expenses are not recovered from surrender charges (CDSC), those expenses may be recovered from other sources, including the mortality and expense risk charge described above. Surrender charges (CDSC) are described in more detail under "POLICY BENEFITS - Surrender Privilege."

Taxes. Currently, no charges are made against the Variable Account for Federal income taxes that may be attributable to the Account. Charter may, however, in the future impose charges for Federal income taxes attributable to the Variable Account. Charges for other taxes, if any, attributable to the Variable Account may also be made. See "FEDERAL TAX MATTERS."

Transfer Charge. A charge is imposed for the third and each subsequent transfer request during a Policy Year. All transfer requests made at the same time will be treated as one request. The charge is a $10 deduction from each subaccount from which amounts are transferred and is designed to cover the costs of processing those transfers. See "THE POLICY - Allocation of Net Premiums and Accumulated Value."

Charges Against the Fund. Under the investment advisory agreements between the Fund, on behalf of the portfolios, and the Adviser, the Adviser provides investment advisory services for the portfolios. The Fund is responsible for all its other expenses. The net assets of the Variable Account will reflect the investment advisory fee and the other expenses incurred by the Fund. The investment advisory fee differs with respect to each of the portfolios of the Fund. (See the prospectus for "Scudder Variable Life Investment Fund - Investment Adviser") For more information concerning the investment advisory fee and other charges against each of the portfolios of the Fund, see the prospectus for the Fund.

--------------------------------------------------------------------------------
                               GENERAL PROVISIONS
--------------------------------------------------------------------------------

POSTPONEMENT OF PAYMENTS

General. Payment of any amount due upon: (a) Policy termination at the Insured's Attained Age 100, (b) surrender of the Policy, (c) payment of any Policy loan, or (d) death of the Insured, may be postponed whenever:

(1) The New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC;
(2) The SEC by order permits postponement for the protection of Policyowners; or
(3) An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the new assets of the Variable Account.

Transfers may also be postponed under these circumstances.

Payments from the General Account. To the extent any payments are to be made from the General Account, they may be postponed for up to six months in certain circumstances.

Payment not Honored by Bank. Payment due under the Policy which is derived in part from any amount paid to Charter by check or draft may be postponed until such time as Charter determines that such instrument has been honored by the bank upon which it was drawn.

THE CONTRACT

The Policy, any endorsements, and the application constitute the entire contract between Charter and the Policyowner. All statements made by the Insured or contained in the application will, in the absence of fraud or misrepresentation, be deemed representations and not warranties.

Only the President, a Vice President, the Secretary, or an Assistant Secretary of Charter is authorized to change or waive the terms of a Policy. Any change or waiver must be in writing and signed by one of those persons.

MISSTATEMENT OF AGE OR SEX

If the Insured's age or sex has been misstated on the application, Charter will recalculate the death benefit and Accumulated Values to reflect the calculations that would have been made had the Insured's age or sex been correctly stated.

SUICIDE

If the Insured dies, while sane or insane, by suicide within two years of the Policy Date (or within one year of the Policy Date for a Policy delivered to a Policyowner in Colorado or North Dakota), the amount payable will be limited to the greater of a return of the premium(s) paid or the Cash Value, less Indebtedness.

Suicide may not be a defense against payment of life insurance benefits under a Policy where the Policy is issued to a Missouri citizen, unless it can be proven that the Insured intended suicide when the Policyowner applied for the Policy.

If an Insured dies, while sane or insane, by suicide within two years after the date that the amount of any additional premium(s) in excess of $5,000 for any Policy Year (which is ultimately accepted for coverage) is received, the amount of any additional death benefit resulting from premium(s) in excess of $5,000 will be limited to the greater of a return of the amount of the premium(s) in excess of $5,000 or the Cash Value resulting from the premium(s) in excess of $5,000, less Indebtedness.

INCONTESTABILITY

Charter will not contest a Policy after it has been in force during the Insured's lifetime for two years from the Policy Date. If a Policy is delivered to a Policyowner in South Carolina, it will not contest the Policy after two years from the Policy Date.

Charter will also not contest any increase in the death benefit resulting from the amount of any additional premium(s) paid in excess of $5,000 for any Policy Year (which is ultimately accepted for coverage) after two years from the date the amount of any additional premium in excess of $5,000 was received by Charter.

ASSIGNMENT AS COLLATERAL

A Policy may be assigned as collateral security. The Policyowner's rights and those of Beneficiaries will be subject to the assignment. Charter is not responsible for the adequacy of the assignment. Charter will not be bound by the assignment until satisfactory written evidence of the assignment has been received.

NONPARTICIPATING

The Policy does not participate in the divisible surplus of Charter. No dividends are payable on the Policy.

OWNERS AND BENEFICIARIES

A Policyowner may, at any time during the life of the Insured, designate a new Policyowner or change a Contingent Policyowner. A Contingent Policyowner is the person who will become the Policyowner of the Policy if the Policyowner does not survive the Insured.

Primary and secondary Beneficiaries may be designated by the Policyowner in the application, and may, by subsequent designation, be changed. If changed, the primary or secondary Beneficiary is as shown in the latest change filed with Charter. If no Beneficiary survives the Insured, the Policyowner or the Policyowner's estate will be the Beneficiary. The interest of any Beneficiary may be subject to that of an assignee. (See "Assignment as Collateral," above.)

Any change of Policyowner or Beneficiary must be made in writing in a form acceptable to Charter. The Policy need not be returned in connection with a change request. The change will take effect as of the date the request is signed. Charter will not be liable for any payment made or other action taken before the notice has been received and recorded at Charter's Home Office.

RECORDS AND REPORTS

Charter will maintain all records relating to the Variable Account. Charter will send Policyowners, at their last known address of record, an annual report stating the death benefit, the Accumulated Value, and the Cash Value under the Policy, and indicating any additional premium payments, charges, and Policy loans made during the Policy Year. Policyowners will also be sent annual and semiannual reports for the Fund which will include a list of the securities held in each portfolio of the Fund as of the current date of the report, to the extent required by the 1940 Act.

WRITTEN NOTICES AND REQUESTS

Any written notice or request required to be sent to the company should be sent to Charter at its Home Office, 8301 Maryland Avenue, St. Louis, Missouri 63105. The notice or request should include the Policy number and the Insured's full name. Any notice sent by Charter to a Policyowner will be sent to the address shown in the application unless an address change has been filed with Charter.

--------------------------------------------------------------------------------
                           DISTRIBUTION OF THE POLICY
--------------------------------------------------------------------------------

Charter stopped selling Policies on May 1, 1990. The Policy was sold by individuals who, in addition to being licensed as life insurance agents for Charter, were also registered representatives of CNL. Inc. ("CNL"), the principal underwriter of the Policies, or of broker-dealers which entered into written sales agreements with CNL. CNL is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

Charter will pay a 6.5% commission to CNL in connection with its services as the principal underwriter. Of that amount, the maximum commission that will be paid to broker-dealers under written sales agreements with CNL, as a percentage of premium payments, is 5%. Commissions paid in respect of Policies that are surrendered within six months after the initial Premium will be refunded to Charter by the broker-dealers. CNL may enter into contracts with individuals who are registered representatives of CNL and/or other broker-dealers to assist CNL in the recruitment of broker-dealers and in the training of registered representatives of the broker-dealers. These individuals and broker-dealers will receive compensation from CNL which is primarily based on a percentage of premium payments.

CNL is doing business under the following names in the states indicated: CNL Insurance Marketing, Inc. in California, Florida, Minnesota, Montana, New Hampshire and New Jersey; CNL Insurance & Financial Services, Inc. in Illinois, Kentucky, Maine, Maryland, Nevada, Rhode Island and Utah; and CNL, Inc. of Missouri in Vermont.

During 1989, 1988, and 1987, commissions relating to the sale of variable life insurance policies and variable annuity contracts of $531,132, $883,274 and $2,166,823, respectively, were paid by Charter to CNL, Inc.

--------------------------------------------------------------------------------
                              FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

INTRODUCTION

The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. Specifically, this discussion does not address tax provisions that may be applied if the Policyowner is a corporation. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon Charter's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAX STATUS OF THE POLICY, TREATMENT OF POLICY BENEFITS AND DISTRIBUTIONS

Tax Status of the Policy. Section 7702 of the Internal Revenue Code of 1986, as amended, (the "Code") sets forth a definition of a life insurance contract for Federal income tax purposes. This definition can be satisfied by complying with one of two tests set forth in Section 7702. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations interpreting the manner in which these tests are to be applied, such regulations have not been issued. In addition, for Policies entered into after October 20, 1988, the Technical and Miscellaneous Revenue Act of 1988 ("TAMRA") provides certain new requirements under Section 7702 for mortality and other expense charges of life insurance contracts. Guidance on these new requirements is extremely limited. Nevertheless, Charter believes that all Policies issued under this Prospectus meet the definition of a life insurance contract for Federal income tax purposes. However, Charter cannot give any assurances in this regard.

The Code (Section 817(h)) also authorizes the Treasury to set standards by regulation or otherwise for the investments of the Variable Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal income tax purposes. The Variable Account, through the Fund, intends to comply with the diversification requirements prescribed by the Treasury in Reg. sec. 1.817-5, which affect how the Fund's assets may be invested. Although Charter does not control the Fund, it has entered into agreements regarding participation in the Fund, which require the Fund to be operated in compliance with the requirements prescribed by the Treasury.

The Treasury has also announced that the diversification regulations do not provide guidance concerning the extent to which policyowners may direct their investments to the subaccounts of a separate account. Additional guidance on this issue is expected in the near future. In that regard, it is anticipated that the Treasury is likely to treat a Policyowner as the owner of the assets of the Variable Account if a Subaccount is too narrow in its investment strategy (e.g., a fund that invests only in gold or stocks of gold mining companies), even though it technically meets the diversification requirements. It is possible that the Treasury's position, when announced, will adversely affect the tax treatment of existing Policies, although Charter believes that it is more likely such a position would be applied only on a prospective basis. For these reasons, Charter reserves the right to modify the Policy as necessary to prevent the Policyowner from being considered the owner of the assets of the Variable Account or otherwise to qualify the Policy for favorable tax treatment.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits. In general, Charter believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. The Internal Revenue Service ("Service") has held in Revenue Ruling 79-87 that death benefits under variable life insurance policies similar to the Policy are excludable from gross income. Thus, the death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

Generally, the Policyowner will not be deemed to be in constructive receipt of the cash value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions are discussed below. In addition, a change of Policyowners described on page 23, an additional premium payment, a policy loan, a surrender, or a policy lapse with an outstanding loan, may have tax consequences depending on the circumstances.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depends on the circumstances of each owner or beneficiary. In addition, if this Policy is used in connection with tax-qualified retirement plans, certain limitations prescribed by the Service on, and rules with respect to the taxation of, life insurance protection provided through such plans may apply.

Distributions From Policies Entered Into After June 20, 1988. TAMRA includes a provision that modifies the tax treatment of distributions from Policies entered into or materially changed (see below) after June 20, 1988. Specifically, TAMRA establishes a class of insurance contracts known as "modified endowment contracts." All Policies entered into after June 20, 1988 will be treated as modified endowment contracts.

Policies classified as modified endowment contracts will be subject to the following new tax rules: First, distributions from such a Policy would be treated as taxable up to the amount equal to the excess (if any) of the cash value immediately before the distribution over the investment in the Policy at such time. Second, loans (including interest that is capitalized) taken from or secured by such a Policy, as well as surrenders and benefits paid at maturity, will be treated as taxable distributions. Third, a 10 percent additional penalty tax would be imposed on the position of any distribution from a modified endowment contract that is included in income except where the distribution or loan is made on or after the Policyowner attains age 59 1/2, is attributable to the Policyowner becoming disabled, or is a part of a series of substantially equal periodic payments for the life of the Policyowner or the joint lives of the Policyowner and the Policyowner's beneficiary.

Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for the Policy, including the amount of any loan received under the Policy to the extent that the loan is included in the gross income of the Policyowner minus (ii) the aggregate amount received under the Policy which was excluded from the gross income of the Policyowner, except that the amount of any loan received under the Policy which is excluded from gross income shall be disregarded.

Distributions From Policies Entered Into Before June 21, 1988. Distributions from Policies entered into before June 21, 1988, and which are not materially changed (see below) after June 20, 1988, are not subject to the new modified endowment contract rules. Loans from such Policies are not generally treated as distributions. Instead, such loans are treated as indebtedness of an owner. In addition, upon a surrender or lapse of a Policy, or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total premium paid, the excess will generally be treated as ordinary income. Finally, distributions (including surrenders and lapses) from Policies entered into before June 21, 1988, and which are not materially changed after June 20, 1988, will not be subject to the 10 percent additional income tax.

Distributions From Policies Materially Changed After June 20, 1988. Policies entered into before June 21, 1988 that are materially changed after June 20, 1988, may in certain circumstances be treated as modified endowment contracts. The payment of an additional premium may cause a material change to a Policy, resulting in a Policy being treated as a modified endowment contract. The unilateral right under a Policy entered into before June 21, 1988 to purchase additional insurance without evidence of insurability, however, should not result in a material change unless the death benefit under the Policy increases by more than $150,000 over the death benefit in effect on October 20, 1988. Thus, Charter believes that the first additional premium paid in any one Policy Year that is between $2,000 and $5,000, and which is for an insured age 69 or younger should not cause such a Policy to be treated as a modified endowment contract so long as the limitation on death benefit increases remains satisfied. The limitation on death benefit increases as it relates to variable contracts involves certain unresolved issues, and therefore, a Policyowner is strongly advised to contact a competent tax adviser before paying an additional premium or effecting any other change in any Policy entered into before June 21, 1988.

Multiple Policies. All modified endowment contracts issued by Charter (or its affiliates) to the same Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code.

Policy Exchanges. A life insurance contract received in exchange for a Policy classified as a modified endowment contract will be treated as a modified endowment contract. Accordingly, a Policyowner should consult a tax adviser before effecting an exchange of a Policy.

TAXATION OF CHARTER

Charier is presently taxed as a "life insurance company" under the Code. Charter does not expect to incur any Federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Policy. Based on these expectations, no charge is being made currently to the Variable Account for Federal income taxes which may be attributable to that Account.

Charter will review the question of a charge to the Variable Account for its Federal income tax from time to time. Such a charge may be made in future years for any Federal income taxes incurred by Charter. This might become necessary if the tax treatment of Charter is ultimately determined to be other than what Charter currently believes it to be, if there are changes made in the Federal income tax treatment of variable life insurance at the company level, or if there is a change in Charter's tax status. Any such charge would be designed to cover the Federal income taxes attributable to the investment results of the Variable Account.

Under current laws, Charter may incur state and local taxes (in addition to premium taxes for which a charge may be made) in certain states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges may be made for such taxes or reserves for such taxes, if any, attributable to the Variable Account.

--------------------------------------------------------------------------------
                         LEGAL CONSIDERATIONS REGARDING
                        EMPLOYMENT-RELATED BENEFIT PLANS
--------------------------------------------------------------------------------

In 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policy described in this Prospectus contains cost of insurance rates that distinguish between men and women except for Policies issued to residents of Montana, where the cost of insurance rates are the same for men and women. See "THE POLICY - State Exceptions." Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

--------------------------------------------------------------------------------
                  SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS
--------------------------------------------------------------------------------

Charter holds the assets of the Variable Account. The assets are kept segregated and held separate and apart from the general funds of Charter. Charter maintains records of all purchases and redemptions of the shares of each portfolio of the Fund by each of the subaccounts. A blanket fidelity bond in the amount of $1,000,000 covers all of the officers and employees of Charter.

--------------------------------------------------------------------------------
                          STATE REGULATION OF CHARTER
--------------------------------------------------------------------------------

Charter, a stock life insurance company organized under the laws of Missouri, is subject to regulation by the Missouri Division of Insurance. An annual statement is filed with the Director of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of Charter as of December 31st of the preceding year. A full examination of Charter's operations is conducted by the National Association of Insurance Commissioners at least once every three years.

In addition, Charter is subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

--------------------------------------------------------------------------------
                                 VOTING RIGHTS
--------------------------------------------------------------------------------

To the extent required by law, Charter will vote the Fund's shares held in the Variable Account at regular and special shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding subaccounts of the Variable Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Charter determines that it is permitted to vote the Fund's shares in its own right, it may elect to do so.

The number of votes that a Policyowner has the right to instruct will be calculated separately for each subaccount. The number of votes for each subaccount that a Policyowner has the right to instruct will be determined by dividing a Policy's value in a subaccount by the net asset value per share of the corresponding portfolio of the Fund which the subaccount invests. Fractional shares will be counted. The number of votes of a portfolio of the Fund that the Policyowner has the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications prior to that meeting in accordance with procedures established by the Fund.

Charter will vote Fund shares held in the Variable Account as to which no timely instructions are received in proportion to the voting instructions which are received with respect to all Policies participating in that portfolio. Charter will also vote shares it owns that are held in the Variable Account and that are not attributable to Policyowners in the same proportion.

Each person having a voting interest in a subaccount will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Disregard of Voting Instructions. Charter may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or one or more of its portfolios or to approve or disapprove an investment advisory contract for a portfolio of the Fund. In addition, Charter itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of a portfolio of the Fund if Charter reasonably disapproves of such changes. A proposed change would be disapproved only if the change is contrary to state law or prohibited by state regulatory authorities, or if Charter determines that the change would have an adverse effect on its General Account in that the proposed investment policy for a portfolio may result in overly speculative or unsound investments. In the event Charter does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

EXECUTIVE OFFICERS AND DIRECTORS OF CHARTER

Name                                         Principal Occupations During Past Five Years

G. Thomas Mitchell*                          President (since May 1989) and Director, Charter; also, Vice President and
                                             Director, CNL; formerly Executive Vice President, Charter (since July 1984)

Charles M. Butts, Jr.*                       Senior Vice President-Corporate Development und Director, Charter; also,
                                             President and Director, CNL

Stephen F. Lescher*                          Senior Vice President-National Sales Manager, Charter; also Vice President-
                                             Senior Marketing Officer, CNL

W, Joseph Boedges*                           Vice President-Operations, Charter

P. Douglas Campbell**                        Vice President (since August 1985), Treasurer (since November 1985), Assistant
                                             Secretary and Director (since August 1985), Charter; also, Vice President,
                                             Treasurer, and Assistant Secretary, Leucadia

Rex M. Durington*                            Vice President (since January 1986) and Chief Actuary, Charter

Mark Hornstein**                             Vice President, Charter; also, Vice President, Leucadia

Norman P. Kiken**                            Vice President, Assistant Secretary and Director, Charter; also, Vice President and Comptroller, Leucadia

Richard D. LeForce*                          Vice President-Sales, Charter (since April 1989); formerly: Regional Marketing
                                             Representative, Florida Eastern Development & Management Corp., West Palm Beach,
                                             FL, April 1986-January 1987, and Assistant Vice President, Mid America Management
                                             Corp., Cedar Rapids, Iowa, September 1985-March 1986

A. Sales Miller*                             Vice President, Charter, since July 1986; formerly, Consultant, St. Louis, MO,
                                             March 1983-July 1986

Donald M. Weber*                             Vice President and Controller, Charter; also, Vice President and Director, CNL

John P. Williams*                            Vice President and Chief Underwriter, Charter

Patricia M. Frank*                           Secretary and Assistant Treasurer, Charter; also, Secretary, CNL

David T. Cumming*                            Chairman, Charter; also, Chairman and Treasurer, CNL, and Vice President, Leucadia

Ian M. Cumming**                             Director, Charter; also, Chairman, Leucadia

John W. Jordan II                            Director, Charter; also, Managing Partner, The Jordan Company
The Jordan Company
315 Park Avenue South
New York, NY 10010

Ruth Klindtworth**                           Assistant Secretary and Director, Charter; also, Assistant Vice President and
                                             Secretary, Leucadia

Jesse C. Nichols III                         Director, Charter; also, President, Nichols Industries, Inc.
Nichols Industries, Inc.
6001 S. 59th Street
Kansas City, MO 64130

Joseph S. Steinberg**                        Director, Charter; also, President, Leucadia

*    The principal business address of each person listed is:
     Charter National Life Insurance Company
     8301 Maryland Avenue
     St. Louis, MO 63105

**   The principal business address of each person listed is:
     Leucadia National Corporation
     315 Park Avenue South
     New York, NY 10010

--------------------------------------------------------------------------------
                                 LEGAL MATTERS
--------------------------------------------------------------------------------

Sutherland Asbill & Brennan of Washington, D.C. has provided advice on certain legal matters relating to the Federal securities laws. All matters of Missouri law pertaining to the Policy, including the validity of the Policy and Charter's authority to issue the Policy under Missouri insurance law, have been passed upon by Lewis & Rice of St. Louis, Missouri.

--------------------------------------------------------------------------------
                               LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

There are no legal proceedings to which the Variable Account is a party or to which the assets of the Account are subject. Charter is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Variable Account.

--------------------------------------------------------------------------------
                                    EXPERTS
--------------------------------------------------------------------------------

The financial statements of Charter National Life Insurance Company and subsidiaries and the financial statements of the Charter National Variable Account included in this Post-effective Amendment and Prospectus have been examined by Coopers & Lybrand, independent certified public accountants, and have been so included in reliance on the reports of Coopers & Lybrand given upon the authority of said firm as experts in accounting and auditing.

Actuarial matters included in this Prospectus have been examined by Rex M. Durington, A.S.A., M.A.A.A., Vice President and Chief Actuary of Charter, as stated in the opinion filed as an exhibit to the registration statement.

--------------------------------------------------------------------------------
                             ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Variable Account, Charter, and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The financial statements of Charter which are included in this Prospectus should be distinguished from the financial statements of the Variable Account and should be considered only as bearing on the ability of Charter to meet its obligations under the Policies. These financial statements should not be considered as bearing on the investment performance of the assets held in the Variable Account.

** Financial statements included in the May 1, 1990 prospectus have not been re-filed here.

                           PART II. OTHER INFORMATION

UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

INDEMNIFICATION

     Illinois Business Corporation Act Chapter 805 Section 5/8.75 is a comprehensive provision that describes the power of an Illinois corporation to provide for the indemnification of its officers, directors, employees and agents. This Section also authorizes an Illinois corporation to purchase and maintain insurance on behalf of directors, officers, employees or agents of the corporation.

     The By-laws of Allstate Life Insurance Company ("Allstate Life") provide that Allstate Life will indemnify all of its directors, former directors, officers and former officers, to the fullest extent permitted under law, who were or are a party or are threatened to be made a party to any proceeding by reason of the fact that such persons were or are directors or officers of Allstate Life, against liabilities, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them. The indemnity shall not be deemed exclusive of any other rights to which directors or officers may be entitled by law or under any articles of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the indemnity shall inure to the benefit of the legal representatives of directors and officers or of their estates, whether such representatives are court appointed or otherwise designated, and to the benefit of the heirs of such directors and officers. The indemnity shall extend to and include claims for such payments arising out of any proceeding commenced or based on actions of such directors and officers taken prior to the effectiveness of this indemnity; provided that payment of such claims had not been agreed to or denied by Allstate Life before such date. The directors and officers of Allstate Life have been provided liability insurance for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of Allstate Life.

                              RULE 484 UNDERTAKING
     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Allstate Life Insurance Company pursuant to the foregoing provisions or otherwise, Allstate Life Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Allstate Life Insurance Company of expenses incurred or paid by a director, officer or controlling person of Allstate Life Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Allstate Life Insurance Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(f)(2)(A)

     Allstate Life Insurance Company represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company.

                     CONTENTS OF THE REGISTRATION STATEMENT
     o    The facing sheet
     o    The prospectus supplement consisting of 15 pages
     o Audited financial statements (U.S. GAAP basis) as of December 31, 2014, and December 31, 2013, and for the years ended December 31, 2014, 2013 and 2012, for Allstate Life Insurance Company, and related auditor's reports
     o    Unaudited  interim  period  financial  statements  as of September 30,
          2015,  for  Allstate  Life  Insurance  Company
     o Audited financial statements (U.S. GAAP basis) as of December 31, 2014 and for the years ended December 31, 2014, 2013 and 2012, for Charter National Variable Account, and related auditor's reports
     o    Unaudited  interim  period  financial  statements  as of September 30,
          2015  for  Charter  National  Variable  Account
     o Audited financial statements (U.S. GAAP basis) as of December 31, 2014 and for the years ended December 31, 2014, 2013 and 2012, for Allstate Life Variable Life Separate Account A, and related auditor's reports
     o Unaudited interim period financial statements as of September 30, 2015 for Allstate Life Variable Life Separate Account A
     o Pro forma narrative explaining the effects of the merger of Charter National Variable Account with Allstate Life Variable Life Separate Account A for the period ended September 30, 2015
     o    Historical Documents
          o    Supplements and Amendment to Registration Statement
          o    Prospectus for LIFEinVEST dated May 1, 1990
     o    Part II
     o    The signatures.
     o    The following exhibits:

Exhibit
     (1)  (a)  Resolutions of the Board of Directors of Charter National Life

               Authorizing the Establishment of the Charter National Variable Account. (1)

          (b) Resolutions of the Board of Directors of Charter National Life Insurance Company Approving Plan of Merger with Allstate Life Insurance Company. (2)

          (c) Resolutions of the Board of Directors of Allstate Life Insurance Company Approving Plan of Merger with Charter National Life Insurance Company. (2)

          (d) Resolutions of the Board of Directors of Allstate Life Insurance Company establishing Allstate Life Variable Life Separate Account A. (3)

     (2)  None.

     (3) (a) Principal Underwriting Agreement between Charter National Life Insurance Company on its own behalf and on behalf of Charter National Variable Annuity Account, and CNL, Inc. (4)

          (b) Expense Reimbursement Agreement between Charter National Life and CNL, Inc. (4)

          (c)  Marketing  and  Solicitation  Agreement. (4)

          (d) Principal Underwriting Agreement between Charter National Life Insurance Company and Allstate Life Financial Services, Inc. (5)

     (4)  (a)  Form of Policy. (1)

          (b)  Change of Company Address Endorsement. (2)

     (5)  Not Applicable

     (6) (a) Articles of Amendment to the Articles of Incorporation of Allstate Life Insurance Company. (6)

          (b)  Amended and Restated By-Laws of Allstate Life Insurance Company.
               (6)

     (7)  None.

     (8) (a) Participation Agreement between Charter National Life Insurance Company and Scudder Variable Life Investment Fund. (2)

          (b) Amendment to Participation Agreement between Scudder Variable Life Investment Fund and Charter National Life Insurance Company (dated December 1, 2000). (2)

          (c) Participation Agreement among Scudder Variable Series II, Zurich Scudder Investments, Inc., Scudder Distributors, Inc., and Charter National Life Insurance Company (dated May 1, 2001). (2)

          (d) Supplement to Participation Agreement (as amended and supplemented from time to time) among DWS Variable Series II, Deutsche Investment Management Americas Inc., DWS Scudder Distributors, Inc. and Charter National Life Insurance Company (dated October 1, 2006). (2)

          (e) Participating Contract and Policy Agreement (Distribution Agreement) between Scudder Fund Distributors, Inc. and CNL, Inc. (4)

          (f)  Amendment to Participating Contract and Policy Agreement. (4)

          (g) Reimbursement Agreement between Scudder, Stevens & Clark, Ltd., and Charter National Life Insurance Company. (4)

          (h) Purchase Agreement dated February 11, 1998, between Charter National Life Insurance Company, Leucadia National Corporation and Allstate Life Insurance Company and exhibits-including form of Coinsurance Agreement between Charter National Life Insurance Company and Allstate Life Insurance Company and form of Administrative Services Agreement between Charter National Life Insurance Company and Allstate Life Insurance Company. (7)

     (9)   None.

     (10)  None.

     (11) Memorandum describing insurance company's issuance, transfer and redemption procedures for the Policy. (1)

     (12)  Opinion and Consent of Counsel Angela K. Fontana (1)

     (13)  None.

     (14)  None.

     (15) (a) Consent of Independent Registered Public Accounting Firm. (1)

          (b) Letter Regarding Unaudited Interim Financial Information (1)

     (16) Powers of Attorney.(1)

           Don Civgin
           James D. Devries
           Angela K. Fontana
           Mary Jane Fortin
           Judith P. Greffin
           Mario Imbarrato
           Wilford J. Kavanaugh
           Katherine A. Mabe
           Harry R. Miller
           Samuel H. Pilch
           Steven E. Shebik
           Steven P. Sorenson
           Thomas J. Wilson
           Matthew E. Winter

__________________________________________________________________________

1.  Filed herewith.

2. This exhibit was prev
iously filed in the initial registration statement dated
January 4, 2016 (File No. 333-208831) and is incorporated herein by reference.

3. Incorporated herein by reference to Form S-6 Registration Statement (File No.333-25057) dated April 11, 1997.

4. Incorporated herein by reference to Post-Effective Amendment No. 15 to registration statement on Form N-4, File No. 33-22925, filed on February 24, 1997.

5. Incorporated herein by reference to Post-Effective Amendment No. 20 to registration statement on Form N-4, File No. 33-22925, filed May 1, 2000.

6. Incorporated herein by reference to Post-Effective Amendment No. 3 to registration statement on Form N-4, File No. 333-77605, filed April 24, 2001.

7. Incorporated herein by reference to Post-Effective Amendment No. 17 to registration statement on Form N-4, File No. 33-22925, filed on April 24, 1998.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf in the Township of Northfield, in the State of Illinois, on the 4th day of January, 2016.

                                 Allstate Life Variable Life Separate Account A (Registrant)

                                 Allstate Life Insurance Company
                                 (Depositor)



                              By: /s/ Angela K. Fontana
                                  ---------------------
                                   Angela K. Fontana
                                   Vice President, General Counsel and Secretary

     Pursuant to the requirement of the Securities Act of 1933, this registration statement has been signed below by the following persons in their capacities on the dates indicated.

Signature                              Title

*/s/ DON CIVGIN                     Director, Executive Vice President, Annuities
---------------
Don Civgin

*/s/ JAMES D. DEVRIES               Director
---------------------
James D. DeVries

/s/ Angela K. Fontana               Director, Vice President, General Counsel and Secretary
---------------------
Angela K. Fontana

*/s/ MARY JANE FORTIN               Director and President
---------------------
Mary Jane Fortin

*/s/ JUDITH P. GREFFIN              Director, Executive Vice President and Chief Investment
 ---------------------              Officer
 Judith P. Greffin

*/s/ MARIO IMBARRATO                Director, Vice President and Chief Financial Officer
--------------------
Mario Imbarrato

* /s/ WILFORD J. KAVANAUGH          Director and Senior Vice President
--------------------------
Wilford J. Kavanaugh

* /s/ KATHERINE A. MABE             Director
-----------------------
Katherine A. Mabe

*/s/ HARRY R. MILLER                Director, Senior Vice President and Chief Risk Officer
--------------------
Harry R. Miller

* /s/ SAMUEL H. PILCH               Director, Senior Group Vice President and Controller
---------------------               (Principal Accounting Officer)
Samuel H. Pilch

* /s/ STEVEN E. SHEBIK              Director
----------------------
Steven E. Shebik

* /s/ STEVEN P. SORENSON            Director
------------------------
Steven P. SORENSON

*/s/ THOMAS J. WILSON               Director and Chairman of the Board
---------------------
Thomas J. Wilson

*/s/ MATTHEW E. WINTER              Director and Chief Executive Officer
----------------------
Matthew E. Winter

     * Signed by Angela K. Fontana, as Attorney-in-Fact pursuant to Power of Attorney

Exhibit List

Exhibit No.
(1) (a) Resolutions of the Board of Directors of Charter National Life Insurance Company Authorizing the Establishment of the Charter National Variable Account
(4) (a)    Form of Policy
(11) Memorandum describing insurance company's issuance, transfer and redemption procedures for the Policy
(12)       Opinion and Consent of Counsel
(15)(a)    Consent of Independent Registered Public Accounting Firm
(15)(b)    Letter Regarding Unaudited Interim Financial Information
(16)       Powers of Attorney
           Don Civgin
           James D. Devries
           Angela K. Fontana
           Mary Jane Fortin
           Judith P. Greffin
           Mario Imbarrato
           Wilford J. Kavanaugh
           Katherine A. Mabe
           Harry R. Miller
           Samuel H. Pilch
           Steven E. Shebik
           Steven P. Sorenson
           Thomas J. Wilson
           Matthew E. Winter